UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  April 21, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

BILAG 1: EKSTRAKT AF VISSE AFSNIT AF NTCH'S FORELOBIGE TILBUDSDOKUMENT AF 19. APRIL 2006 (ENGELSK VERSION).

EXHIBIT 1: EXTRACT OF CERTAIN SECTIONS OF NTCH'S PRELIMINARY OFFERING DOCUMENT OF APRIL 19, 2006 (ENGLISH VERSION).

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THE ATTACHED DOCUMENT IS AN EXTRACT OF CERTAIN PARTS OF THE OFFERING MEMORANDUM
PUBLISHED ON 19 APRIL 2006 BY NORDIC TELEPHONE COMPANY HOLDING APS.

THE DOCUMENT INCLUDES CROSS-REFERENCES TO SECTIONS IN THE OFFERING MEMORANDUM, WHICH HAVE NOT BEEN EXTRACTED. IN CASE OF ANY DISCREPANCIES BETWEEN THE RELEVANT PARTS OF THE OFFERING MEMORANDUM AND THE ATTACHED DOCUMENT, THE TEXT IN THE OFFERING MEMORANDUM PREVAILS.

IMPORTANT NOTICE
This announcement is not an offer of securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Any public offering of securities to be made in the United States would be made by means of a prospectus that could be obtained from the issuer and that would contain detailed information about the issuer and management.

NTCH does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. Any such securities will be offered in the United States only to qualified institutional buyers, as defined in Rule 144A under the U.S. Securities Act. The securities will be offered outside the United States in accordance with Regulation S under the U.S. Securities Act.

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PRESENTATION OF INFORMATION

      We have generally obtained the market and competitive position data in this offering memorandum from industry publications and from surveys or studies conducted by third-party sources that we believe to be reliable. However, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information.

      In addition, in many cases we have made statements in this offering memorandum regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent sources.

      In this offering memorandum:

      * "U.S.$," "$" or "dollars" refer to the lawful currency of the United States;

      * "[EURO]" or "euros" refer to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

      * "Danish GAAP" refers generally to accepted accounting principles in Denmark;

      * "DKK," "Danish krone" or "Danish kroner" refer to the lawful currency of Denmark;

      * "CHF" or "Swiss francs" refer to the lawful currency of Switzerland;

      *      "EU" refers to the European Union;

      * "United States" or the "U.S." refer to the United States of America;

      * "US GAAP" refers to generally accepted accounting principles in the United States;

      *      "IFRS" refers to International Financial Reporting Standards;

      * "we," "us," "our," "group," "TDC Group" and other similar terms refer to, prior to the Acquisition (as defined herein), TDC and its consolidated subsidiaries, and subsequent to the Acquisition, the Issuer and its consolidated subsidiaries, including TDC and its consolidated subsidiaries, except where the context otherwise requires, and in each case, such terms are used for convenience only and on the basis that Nordic Telephone Company Holding ApS is the sole issuer of and obligor on the notes;

      * all references to the "Issuer" are to Nordic Telephone Company Holding ApS, and not to any of its subsidiaries; and

      * all references to the "Purchaser" are to Nordic Telephone Company ApS, and not to any of its subsidiaries.

      YOU SHOULD NOTE THAT THE ISSUER IS THE SOLE OBLIGOR ON THE NOTES, AND THAT TDC HAS NOT GUARANTEED, AND MAKES NO REPRESENTATIONS AS TO, THE NOTES ISSUED BY THE ISSUER. ALL STATEMENTS AND OPINIONS INCLUDED HEREIN, INCLUDING STATEMENTS OF FACTS AND ANY FORWARD-LOOKING STATEMENTS, ARE SOLELY THOSE OF THE ISSUER, NOT OF TDC.

                              -------------------

                     PRESENTATION OF FINANCIAL INFORMATION

      Unless otherwise indicated, financial information in this offering memorandum as of and for the years ended December 31, 2004 and 2005 has been prepared in accordance with IFRS and as of and for the years ended December 31, 2001, 2002 and 2003 has been prepared in accordance with Danish GAAP. IFRS and Danish GAAP differ in certain significant respects from US GAAP. For a reconciliation of certain of our financial data to US GAAP, see note 34 to our consolidated financial statements included elsewhere in this offering memorandum.

      The financial statements as of and for the years ended December 31, 2005 and December 31, 2004 included elsewhere in this offering memorandum have been audited by PricewaterhouseCoopers.

      Unless otherwise stated, financial information set forth in this offering memorandum is that of TDC, as the predecessor entity of the Issuer. Except where indicated, no adjustments have been made to reflect the impact of changes to the statement of income, balance sheet or statement of cash flow of TDC that might occur as a result of its acquisition by us.

      Some financial information in this offering memorandum has been rounded and, as a result, the numerical figures shown as totals in this offering memorandum may vary slightly from the exact arithmetic aggregation of the figures that precede them.

      Revenue and EBITDA before special items presented for TDC's business lines in this offering memorandum are before giving effect to intragroup eliminations.

      Amounts stated in dollars or euros, unless otherwise indicated, have been translated from Danish kroner at an assumed rate solely for convenience and may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this offering memorandum. Our inclusion of these exchange rates should not be construed as representations that the dollar or euro amounts actually represent such Danish kroner amounts or could be converted into Danish kroner at the rate indicated or any other rate.

      In this offering memorandum, we utilize certain non-GAAP financial measures and ratios, including EBITDA before special items, EBITDA margin, EBITDA, capital expenditure to revenue ratio, and leverage and coverage ratios. These measures are presented as we believe that they and similar measures are widely used in the global telecommunications industry as a means of evaluating a company's operating performance and financing structure. They may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our consolidated financial statements.

      Euro translations are based on the set DKK/euro exchange rate of 7.46038 krone per euro except where otherwise specified, and are provided for convenience only.

                               -----------------
                           EXCHANGE RATE INFORMATION

      The following chart shows for the period from January 1, 2001 through March 31, 2006, the period end, average, high and low noon buying rates in the City of New York for cable transfers of Danish kroner as certified for customs purposes by the Federal Reserve Bank of New York expressed as Danish kroner per $1.00.

                                              DKK PER $1.00
                            ---------------------------------------------------
 YEAR                        HIGH      LOW     PERIOD AVERAGE (1)    PERIOD END
 -------------------------  -------  -------  --------------------  -----------
2001 .....................   8.8900   7.8260               8.3323        8.3529
2002 .....................   8.6470   7.0850               7.8862        7.0850
2003 .....................   7.1280   5.9150               6.5800        5.9150
2004 .....................   6.3115   5.4596               5.9891        5.4940
2005 .....................   6.3891   5.5161               6.0194        6.2985

 MONTH
 -------------------------
October 2005 .............   6.2632   6.1423               6.2034        6.2219
November 2005 ............   6.3891   6.1857               6.3277        6.3200
December 2005 ............   6.3698   6.1874               6.2844        6.2985
January 2006 .............   6.2284   6.0714               6.1530        6.1377
February 2006 ............   6.2888   6.1677               6.2514        6.2559
March 2006 ...............   6.2748   6.1174               6.2025        6.1467

-------------------
(1) In respect of the yearly data, the average of the noon buying rates on the last business day of each month during the relevant period. In respect of the monthly data, the average of the noon buying rates on each business day during the month. The noon buying rate of the Danish kroner on April 18, 2006 was DKK 6.0795 = $1.00.

      The following chart shows for the period from January 1, 2001 through March 31, 2006, the period end, average, high and low noon buying rates in the City of New York for cable transfers of Danish kroner as certified for customs purposes by the European Central Bank expressed as Danish kroner per [EURO]1.00. The exchange rate of Danish kroner per euro is regulated by the Exchange Rate Mechanism (ERM II), a system originally established in 1979 for controlling exchange rates within the European Monetary System of the EU. Under this system, Denmark sets its central exchange rate to 7.46038 krone per euro and allows fluctuations of the exchange rate within a 2.25% band. This means that Danish krone can fluctuate from a high of DKK 7.63 per [EURO]1.00 to a low of DKK 7.29 per [EURO]1.00. If the market determined floating exchange rate rises above, or falls below the bands, Danmarks Nationalbank, the Danish central bank, must intervene.

                                             DKK PER [EURO]1.00
                            ---------------------------------------------------
 YEAR                        HIGH      LOW     PERIOD AVERAGE (1)    PERIOD END
 -------------------------  -------  -------  --------------------  -----------
2001 .....................   7.4671   7.4342               7.4504        7.4365
2002 .....................   7.4405   7.4246               7.4298        7.4288
2003 .....................   7.4450   7.4234               7.4309        7.4450
2004 .....................   7.4524   7.4287               7.4394        7.4388
2005 .....................   7.4640   7.4351               7.4525        7.4605

 MONTH
 -------------------------
October 2005 .............   7.4632   7.4594               7.4620        7.4623
November 2005 ............   7.4640   7.4537               7.4596        7.4537
December 2005 ............   7.4610   7.4487               7.4541        7.4605
January 2006 .............   7.4639   7.4573               7.4613        7.4639
February 2006 ............   7.4674   7.4598               7.4641        7.4610
March 2006 ...............   7.4628   7.4586               7.4612        7.4624

-------------------
(1) In respect of the yearly data, the average of the noon buying rates on the last business day of each month during the relevant period. In respect of the monthly data, the average of the noon buying rates on each business day during the month. The noon buying rate of the Danish kroner on April 18, 2006 was DKK 7.4621 = [EURO]1.00.

                               -----------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This offering memorandum includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will," "seeks" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this offering memorandum and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

      By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this offering memorandum. In addition, even if our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this offering memorandum, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

      * the impact of increased competition, including the entry of new competitors in our key markets;

      *      our ability to avoid market share loss;

      * saturation of the Danish mobile market leading to slower growth rates;

      *      our ability to respond to technological developments;

      *      failure to control customer churn;

      *      our ability to fund capital programs and ongoing operations;

      * the impact of exchange rate fluctuations and fluctuations in the global economy;

      *      the impact of interest rate fluctuations;

      *      the impact of capital expenditure obligations under UMTS licenses;

      * development of a favorable market and market acceptance of new product offerings;

      * the impact of terrorist attacks, natural disasters or sabotage of our networks;

      * difficulties we may encounter with disruption or failure of our computer and communications systems;

      *      our ability to implement workforce reduction programs;

      *      the impact of strikes or other industrial actions;

      * risks in connection with our suppliers and certain distributors of our products;

      *      risks in connection with our agreements with third parties;

      * our ability to impact decision making at our non-wholly-owned subsidiaries;

      *      the loss of intellectual property rights;

      *      our ability to retain and attract key personnel;

      *      our ability to integrate acquired companies into our business;

      *      general economic conditions;

      *      our dependence on our distributors, retailers and sales agencies;

      *      our ability to meet customer demand for new product offerings;

      *      the impact of health risks in respect of mobile phone usage;

      * risks in connection with changes in the regulatory environment in our key markets;

      * the impact of the loss of licenses or inability to renew existing licenses;

      *      the outcome of litigation;

      * our substantial leverage and ability to meet significant debt service obligations;

      * the impact of restrictive covenants in our debt agreements, which may restrict the manner in which we operate our business;

      * the impact of restrictions on our subsidiaries on making payments to us, which we as a holding company are dependent upon in order to make payments on the notes;

      * the interests of our direct and indirect shareholders, which may conflict with those of the holders of the notes;

      * considerations relating to TDC's minority shareholders in operational and corporate decisions; and

      *      other factors beyond our control.

      We urge you to read the sections of this offering memorandum entitled "Risk Factors," "Operating and Financial Review and Prospects," "Industry" and "Business" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this offering memorandum may not occur.

      The Issuer undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this offering memorandum.

                                    SUMMARY

      The following summary highlights certain significant aspects of our business and the offering described elsewhere in this offering memorandum. You should read this entire offering memorandum, including the financial statements and the related notes to those financial statements, before making an investment decision. For a discussion of certain defined terms used in this offering memorandum, see "Presentation of Information" and "Glossary of Technical Terms." You should carefully consider the information set forth under the heading "Risk Factors" for factors that you should consider before investing in the notes.

      The historical financial statements and summaries thereof appearing in this offering memorandum are those of TDC. TDC became an indirect 88.2% owned subsidiary of the Issuer following the closing of the Tender Offer (as described herein). See "The Acquisition and Related Financings."

OUR COMPANY

      We are the leading provider of communications solutions in Denmark, the second-largest telecommunications provider in Switzerland, and we have a significant presence in selected Northern and Central European telecommunications markets. Over the past decade, we have transformed our business from a traditional provider of landline and mobile telephony services in the Danish market into a Danish-based European provider of communications solutions. At the end of 2005, we had more than 15 million customers in Europe, including more than 9 million mobile customers. In 2005, we had revenue of DKK 46,588 million ([EURO]6,245 million) and EBITDA before special items of DKK 13,003 million ([EURO]1,743 million).

      Our five main business lines and their contribution to our revenue and EBITDA before special items for the year ended December 31, 2005 are:

      * TDC SOLUTIONS (46% of revenue, 51% of EBITDA before special items) provides communications services primarily in Denmark and the other Nordic countries. Its activities include landline telephony services, convergence products (combined landline and mobile telephony), broadband solutions, data communications services and internet services, leased lines, sale of terminals and installation and advanced security and hosting services. In addition to offering telephony and data communications services through its Danish network, TDC Solutions operates a pan-Nordic network mainly for business customers through its wholly-owned subsidiary TDC Song, provides telecommunications infrastructure products to Swedish business customers through its wholly-owned subsidiary TDC Dotcom and provides IP/LAN infrastructure for business customers through its wholly-owned subsidiary NetDesign. TDC Solutions also provides landline and data communications services in Hungary through its 63.4% owned subsidiary HTCC.

      * TDC MOBILE INTERNATIONAL (34% of revenue, 22% of EBITDA before special items) provides mobile telecommunications services in Denmark and a number of other European countries. In addition to being the leading provider of mobile telecommunications services in Denmark, TDC Mobile International provides mobile telephony services in Germany through its wholly-owned subsidiary Talkline, and in Lithuania and Latvia through its wholly-owned subsidiary Bite. TDC Mobile International also holds a 19.6% stake in the Polish mobile operator Polkomtel (which is in the process of being sold) and a 15.0% stake in the Austrian mobile operator One.

      * TDC SWITZERLAND (21% of revenue, 20% of EBITDA before special items) is the second-largest telecommunications provider in Switzerland, operating under the "sunrise" brand. Its activities include mobile and landline telephony and internet services. TDC Switzerland has its own national fixed line backbone, GSM and ISP networks, and is further developing and expanding its mobile network based on EDGE and UMTS technology. The Swiss Parliament recently adopted ULL legislation that, if enacted, will require the incumbent operator to grant access to its local loop to alternative providers, which we believe will benefit our fixed line business.

      * TDC CABLE TV (5% of revenue, 4% of EBITDA before special items) is a Danish provider of cable TV, internet services and VoIP. TDC Cable TV supplies cable TV to more than 1.0 million households by way of a 862 MHz fully digitized hybrid fiber coaxial cable network. TDC Cable TV offers its customers triple play service (voice, broadband and television in one package).

      * OTHER ACTIVITIES include TDC Services, which mainly provides business services for the TDC Group's domestic business lines. The Other activities segment also includes intercompany eliminations.

      Please note that the revenue and EBITDA before special items figures do not add up to 100%, due to intragroup eliminations.

OUR BUSINESS STRENGTHS

      We believe that the following are our key business strengths:

      * LEADING POSITIONS IN DENMARK AND SWITZERLAND. We are the incumbent and leading telecommunications provider in Denmark and the second-largest telecommunications provider in Switzerland. In our Danish fixed line business, we have a market share of 81% in landline telephony and a retail market share of 72% in DSL, as measured by subscribers. In mobile, we are the number one service provider in Denmark with a 41% market share. In cable TV, we are the number one operator in Denmark with a 66% market share, providing TV services to approximately 40% of all Danish households, and we have a 52% market share in the Danish pay TV market. In Denmark, where we have a leading position as the former incumbent operator, we believe that the market is highly liberalized and further regulatory changes will likely be less extensive than in other jurisdictions. In Switzerland, we believe that we are well positioned as the leading alternative provider to capitalize on market liberalization, including the recent legislative changes on ULL. We also have a leading position in Lithuania and a significant presence in Germany, Norway, Sweden, Finland, Latvia and Hungary, as well as minority stakes in businesses in Poland (which we are in the process of selling) and Austria.

      * HIGHLY DIVERSE TELECOMMUNICATIONS BUSINESS. We are a diverse company in terms of product offerings, customer base and geography. In our key geographic markets, we are present in almost every major area of the telecommunications sector; for example, we offer landline telephony, broadband, mobile telephony and cable TV in Denmark. Our diversity in product offerings reduces our exposure to technological substitution and technology and platform migration. For example, although the Danish fixed line market has been affected by fixed-to-mobile substitution, our mobile MOU have increased as a result of this substitution trend. Similarly, our strong market presence in broadband and cable TV allows us to mitigate the decline in fixed voice usage by offering our broadband customers VoIP as an alternative to PSTN services. Our wide range of product offerings also affords us opportunities for synergies across platforms, allowing us to bundle and cross-sell products and services and to tailor business solutions to our customers' particular needs. We benefit from a diverse customer base that consists of retail and wholesale customers and residential and business customers from a wide range of industries. We also benefit from geographic diversity through our operations in Switzerland, the Baltic region and other Northern and Central European markets, which reduces our exposure to economic downturns in any one country.

      * EXTENSIVE NETWORK INFRASTRUCTURE. We have the most extensive telecommunications network infrastructure in Denmark, where our network has been fully upgraded to digital. We operate our own networks in Switzerland, the Nordic countries, Lithuania, Latvia and Hungary. Our access network reaches almost 100% of Denmark's population and our DSL network can deliver speeds of at least 512 Kbps to 98% of Danish households and businesses and at least 4 Mbps to 90% of Danish households and businesses. We expect to be able to deliver 8 Mbps DSL service to 85% of the Danish population by the end of 2006. We view our access to such a high number of end users and locations as a key advantage in marketing and selling our products. Our integrated network structure provides us with the ability to cross-sell mobile, fixed line, cable TV and internet services and to capitalize on strong brand awareness in Denmark and strong product offerings across our business lines, which may result in reduced subscriber acquisition costs, increased ARPU and reduced churn.

             Our extensive network allows us to provide wholesale services to our fixed line retail competitors, as they often use our network. Our position as a network access provider in the Danish wholesale market provides a stable source of revenue as in most cases we have retained the wholesale component of any business that we have lost to competitors at the retail level. We also own and operate a backbone network in the Nordic region, which is one of Europe's fastest broadband networks for data, internet and voice traffic. We believe our past investments in network infrastructure will lower our present operating costs and will lower our capital expenditures in the future.

      * STRONG FINANCIAL PERFORMANCE AND HIGH CASH FLOW GENERATION. Despite a relatively high level of competition in Denmark in both the fixed and mobile business areas in recent years, we delivered organic growth in EBITDA before special items of 4.0% in 2005. We have also steadily reduced our costs, in particular labor costs in Denmark, and have disposed of assets, where reasonable and profitable. As a result of our increased revenue, successful operating cost management and disciplined capital expenditure, we have significantly increased our operating cash flow and cash flow before debt service. We generated cash flow from operating activities of DKK 8,691 million ([EURO]1,165 million) for the twelve months ended December 31, 2005. We intend to continue to create value through active portfolio management.

      * EXPERIENCED MANAGEMENT TEAM AND STRONG EQUITY SPONSORSHIP. Our management team of industry professionals has significant experience in the mobile, fixed line, cable TV and internet services markets in

             Denmark and abroad and has a proven track record in growing our businesses, including our Chief Executive Officer, Henning Dyremose, who has held his current position since 1998 and was previously the Minister of Finance in Denmark, and our Chief Financial Officer, Hans Munk Nielsen, who has held his current position since 1991. As one of the longest serving and highly regarded telecommunications management teams in Europe, our management team has demonstrated its ability to grow the business and increase EBITDA before special items in both favorable and adverse market conditions.

             Our principal shareholders are a group of investment funds (the "Consortium") each of which is respectively advised or managed, directly or indirectly, by Apax Partners Worldwide LLP (collectively, "Apax"), Blackstone Management Partners IV L.L.C. and Blackstone Communications Advisors I L.L.C. (collectively with their affiliates referred to as "Blackstone"), Kohlberg Kravis Roberts & Co. L.P. (collectively, "KKR"), Permira Advisers KB (collectively, "Permira") or Providence Equity Partners Limited (collectively, "Providence"), all leading European and U.S. private equity funds that have a strong track record in the telecommunications and cable TV sector.

OUR BUSINESS STRATEGY

      The key components of our strategy are as follows:

      * MAINTAIN POSITION AS MARKET LEADER IN DENMARK AND SEEK TO BENEFIT FROM REGULATORY CHANGES IN SWITZERLAND. We intend to build on our position as the incumbent provider of integrated telephony, broadband and cable TV services in Denmark and to benefit from regulatory changes that may enhance our position in Switzerland as the leading alternative to the incumbent operator. We seek to achieve this by cross-selling mobile, fixed line, cable TV and internet services, and capitalizing on strong brand awareness in Denmark and Switzerland. In Denmark, we will continue to strengthen our market position through a full set of product and service offerings, including triple play service and convergence products. We also intend to capitalize on our expansive network, access to content expertise and content delivery technology from our cable TV business. We will seek to strengthen our leadership by earning our customers' long-term loyalty through retention programs and by offering the best customer experience and value for money. We seek to drive technology transitions where profitable and to invest in marketing to maintain and refresh brand awareness. We are encouraged by the recent Swiss ULL legislation, and believe that, if ULL is deployed expeditiously and on satisfactory terms, we will be in a good position to expand our customer base, geographical reach and product and service portfolio in Switzerland.

      * CONTINUE TO INCREASE EFFICIENCIES. We seek to continue to increase operational and capital expenditure efficiencies to improve operating margins and increase cash flows. We intend to continue to reduce headcount in Denmark, particularly in our fixed line business. We will focus on a strict cost management policy and intend to maintain a disciplined capital expenditure program. We currently expect to reduce domestic headcount in the order of 5% per annum until the end of 2007.

      * FOCUS ON SELECTED GROWTH OPPORTUNITIES IN BROADBAND AND MOBILE SERVICES. We seek to take advantage of the growth in broadband and VoIP penetration in Denmark, in order to partially offset the anticipated overall decline in traditional voice. The broadband market in Denmark is rapidly growing and we expect penetration to increase from 54% in 2005 to 80% by 2010. To expand our product offerings and to counter emerging technologies, we plan to offer broadband at high speeds over cable and DSL with full triple play service, an area in which we have expertise. We also intend to strengthen our mobile business by offering innovative products such as data services (mobile broadband) via the UMTS network
             (3G), and increasing customer satisfaction and loyalty, which we believe will lead to a moderate increase in our subscriber base, a decline in churn and an increasing usage of services. As we have done with our UMTS roll out to date, we intend to continue our policy of entering the market for new products only at a stage where we consider they are sufficiently mature for profitable investment.

      * INCREASE FOCUS ON CORE ACTIVITIES. We will increasingly focus on our core activities and markets, and intend to review our activities across the board to determine the most attractive businesses for organic expansion and further investments, where reasonable and justified by expected returns, or, alternatively, for divestiture. For instance, we believe that our comprehensive fixed line Nordic network acquired through the Song Networks acquisition (now TDC Song) gives us a low-cost opportunity to serve our customers on a pan-Nordic basis, improve our market position, presence and cost structure and challenge competitors by leveraging opportunities offered by technology transitions and customer orientation. TDC Song's IP-VPN business in the Nordic region provides a strong platform from which to further our growth. We will continue to review our existing holdings of minority interests and non-core businesses to determine whether to continue to maintain these going forward or, where suitable, to make disposals.

      * FOCUS ON DE-LEVERAGING. We intend to implement the above strategies with a focus on cash flow generation in order to reduce our debt levels going forward. We seek to achieve this through further organic growth in our business, further reduction of cost of employees, discipline in our capital expenditures, increasing our efficiencies and active management of our portfolio of assets. We will continue to evaluate the future potential of each of our assets with a view to either dispose of them at a profit, or to build on their current positions. We believe that these measures and the above strategies will enable us to maximize our cash flow and margin and delever our capital structure.

......

RECENT DEVELOPMENTS

      TDC has not published any financial information in respect of the first quarter of 2006, which ended on March 31, 2006, and its compilation and verification of financial data in respect of such quarter is not complete. However, based on currently available information, TDC estimates its revenue for the first quarter of 2006 to be higher than for the first quarter of 2005 before adjustment for acquisition and divestments of enterprises and, to a lesser extent, after adjustment for acquisitions and divestments. TDC also estimates its EBITDA before special items for the first quarter of 2006 to be higher than for the first quarter of 2005 before adjustment for acquisitions and divestments of enterprises and, to a lesser extent, after adjustment for acquisitions and divestments. TDC estimates that, as expected, revenue and EBITDA before special items declined for the TDC Switzerland segment in the first quarter of 2006 compared to the first quarter of 2005, despite the growth on a group basis. These estimates are based on financial information that is not final and is subject to change, and therefore no investment decision should be based on these estimates. TDC has announced that it will issue its earnings release for the first quarter of 2006 on May 4, 2006.

     Our sale of our 19.6% share ownership in the Polish mobile operator Polkomtel is still pending. The sale is currently subject to an injunction as part of unresolved litigation initiated by Vodafone, another Polkomtel shareholder, to prevent the sale. See "Business-Legal Proceedings."

     In the legal proceedings instigated by ATP against the Purchaser and TDC described above, ATP has reserved the right to challenge authorizations proposed for adoption at the annual general meeting of TDC on April 26, 2006 as illegal, in particular authorizations (i) to issue warrants to management and others and (ii) to repurchase shares. Furthermore, ATP claims that the reference date with regard to the redemption price of ATP's shares should only be decided as of when the redemption may actually be completed. Finally, ATP claims that the Purchaser should pay interest on the redemption price. TDC and the Purchaser have not yet responded to these claims by ATP. See "Business-Legal Proceedings."

....

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

      The Issuer is a holding company which, apart from financing the Acquisition, does not have independent external operations other than through the indirect ownership of 88.2% of TDC's share capital; control of TDC was obtained in early 2006. Accordingly, the historical financial information presented herein is that of TDC and no separate financial statements of the Issuer on a stand-alone basis are included in this offering memorandum.

      The following summary historical IFRS financial data for TDC as of and for the years ended December 31, 2004 and 2005 have been derived from our audited financial statements and notes thereto which have been prepared in accordance with IFRS and are included elsewhere in this offering memorandum. TDC has not prepared audited financial statements in accordance with IFRS for periods prior to 2004. We have also included summary historical Danish GAAP financial data for TDC as of and for the years ended December 31, 2001, 2002, 2003 and 2004. The unaudited Danish GAAP financial data as of and for the year ended December 31, 2001 has been derived from TDC's Annual Report on Form 20-F filed for 2004. The financial data as of and for the years ended December 31, 2002, 2003 and 2004 have been derived from TDC's previous audited financial statements prepared in accordance with Danish GAAP as filed with the SEC in TDC's Annual Report on Form 20-F for 2004. We have also included in this section unaudited operational data for the five years ended December 31, 2005 which has been derived from TDC's operating systems and from industry sources and not from TDC's audited financial statements.

      TDC's historical consolidated financial statements are presented in Danish kroner and have been prepared in accordance with either IFRS or Danish GAAP, which differ in certain significant respects from US GAAP. The material differences between Danish GAAP and IFRS as they relate to TDC are discussed in note 1 to our consolidated financial statements included elsewhere in this offering memorandum. The material differences between US GAAP and IFRS as they relate to TDC are discussed in note 34 to our consolidated financial statements included elsewhere in this offering memorandum.

      The following summary unaudited pro forma financial data of the Issuer have been prepared to give pro forma effect to the Transactions as if they had occurred on January 1, 2005, in the case of the unaudited pro forma statement of income data, and on December 31, 2005, in the case of the unaudited pro forma balance sheet data. The pro forma financial data of the Issuer are provided for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. You should read the following data in conjunction with "The Acquisition and Related Financings," "Unaudited Pro Forma Combined Financial Statements," "Operating and Financial Review and Prospects" and the consolidated IFRS financial statements and notes thereto included elsewhere in this offering memorandum and the consolidated Danish GAAP financial statements and notes thereto included in TDC's Annual Report on Form 20-F for 2004.

      While the Purchaser (which is a direct wholly-owned subsidiary of the Issuer) had offered to acquire 100% of the outstanding TDC share capital, as of the date of this offering memorandum the Purchaser has acquired approximately 88.2%, and the remaining 11.8% of TDC's share capital is owned by public shareholders. Approximately 0.3% of the tendered shares were owned by employees and must be returned if the compulsory acquisition does not occur. If the Purchaser returns these shares, it will own 87.9% of the share capital of TDC. The pro forma financial information has been prepared to reflect the acquisition of 88.2% of the outstanding TDC share capital and therefore does not give effect to this possibility. It is possible that the Purchaser could subsequently acquire additional shares of TDC's share capital, including through the incurrence of additional indebtedness or through the contribution of further equity. However, no commitments have currently been made in this respect and it is therefore not possible to determine the price at which any such purchases would be made nor the method of financing such purchases. For further detail, please see the footnotes to the financial data presented in this section and "Unaudited Pro Forma Combined Financial Statements."

                                                                                          YEAR ENDED DECEMBER 31,
                                                                          -------------------------------------------------------
                                                                                2004            2005                2005
                                                                          --------------   --------------   ---------------------
                                                                                                            (IN [EURO] MILLIONS,
                                                                         (in DKK MILLIONS, EXCEPT RATIOS)         EXCEPT RATIOS)
FINANCIAL DATA OF TDC (IFRS):
STATEMENT OF INCOME DATA (AUDITED):
Revenue .............................................................           42,339         46,588                   6,245
                                                                          --------------   --------------   ---------------------
Income before depreciation, amortization, and special items .........           11,996         13,003                   1,743
Depreciation, amortization, and impairment losses ...................           (6,661)        (6,790)                   (910)
                                                                          --------------   --------------   ---------------------
Operating income, before special items ..............................            5,335          6,213                     833
Special items (1) ...................................................              385           (968)                   (130)
                                                                          --------------   --------------   ---------------------
Operating income, including special items ...........................            5,720          5,245                     703
Income from associates ..............................................            5,632            334                      45
Net financial items (2) .............................................             (716)        (1,056)                   (142)
                                                                          --------------   --------------   ---------------------
Income before income taxes ..........................................           10,636          4,523                     606
Income taxes ........................................................           (1,041)        (1,026)                   (138)
                                                                          --------------   --------------   ---------------------
Income from continuing operations ...................................            9,595          3,497                     469
Income from discontinued operations, net of tax .....................              315          3,953                     530
                                                                          --------------   --------------   ---------------------
Net income ..........................................................            9,910          7,450                     999
                                                                          ==============   ==============   =====================
BALANCE SHEET DATA (AUDITED AT PERIOD END):
Total assets ........................................................           90,264         93,524                  12,536
Total shareholders' equity ..........................................           38,850         43,795                   5,870
STATEMENT OF CASH FLOW DATA (AUDITED):
Net cash from operating activities ..................................           11,084          8,691                   1,165
Net cash (used for) / from investing activities .....................            2,889         (1,226)                   (164)
Net cash from / (used for) financing activities .....................          (12,573)        (4,229)                   (567)
                                                                          --------------   --------------   ---------------------
Change in cash and cash equivalents .................................            1,400          3,236                     434
                                                                          ==============   ==============   =====================
OTHER FINANCIAL DATA (UNAUDITED):
Gross debt (3) ......................................................           30,975         30,736                   4,120
EBITDA before special items (4) .....................................           11,996         13,003                   1,743
EBITDA margin (5) ...................................................             28.3%         27.9%                    27.9%
Capital expenditures (6).............................................            5,148          5,624                     754
Capex-to-revenue ratio (7) ..........................................             12.2%          12.1%                   12.1%
Adjusted capex-to-revenue ratio (7) .................................             14.5%          14.3%                   14.3%
Change in working capital (8) .......................................            1,212           (527)                    (71)

                                                                                                    TWELVE MONTHS ENDED
                                                                                                        DECEMBER 31,
                                                                                    ---------------------------------------------
                                                                                              2005              2005
                                                                                    -----------------  --------------------------
                                                                                            (IN DKK
                                                                                            MILLIONS,     (IN [EURO] MILLIONS,
                                                                                         EXCEPT RATIOS)         EXCEPT RATIOS)
PRO FORMA ISSUER FINANCIAL DATA (UNAUDITED IFRS):(9)
Pro Forma EBITDA before special items (10) ..........................                           12,958                  1,737
Gross debt (11) .....................................................                           76,395                 10,240
Senior secured debt (11) ............................................                           48,538                  6,506
Cash interest expense (12) ..........................................                            4,936                    662
Ratio of Pro Forma EBITDA before special items to cash
  interest expense (13) .............................................                              2.6                    2.6
Adjusted ratio of Pro Forma EBITDA before special items to cash
  interest expense (13) .............................................                              2.5                    2.5
Ratio of gross debt to Pro Forma EBITDA before special
  items (14) ........................................................                              5.9                    5.9
Adjusted ratio of gross debt to Pro Forma EBITDA before special
  items (14) ........................................................                              6.0                    6.0
Ratio of senior secured debt to Pro Forma EBITDA before special
  items (14) ........................................................                              3.7                    3.7

-------------------
(1) Special items include significant amounts that cannot be attributed to normal operations such as large gains and losses related to divestment of subsidiaries, special write-downs for impairment and costs for restructuring and others. Items of a similar nature for the non-consolidated enterprises are recognized under income from associates and net income from discontinued operations. In 2005, special items covered only restructuring costs and amounted to DKK (968) million ([EURO](130) million) before tax and DKK (817) million ([EURO](110) million) after tax, reflecting primarily the redundancy programs in the domestic operations and costs for financial and legal advisers related to the Tender Offer. In 2004, special items amounted to DKK 385 million ([EURO]52 million) before tax and DKK 741 million ([EURO]99 million) after tax. Profit before tax on divestment of major enterprises amounted to DKK 943 million ([EURO]126 million) before tax, reflecting primarily the disposal of Dan Net. Restructuring costs before tax amounted to DKK
      (558) million ([EURO](75) million) and related primarily to the redundancy programs in the domestic operations. Restructuring costs after tax amounted to DKK (192) million ([EURO](26) million), of which DKK 199 million ([EURO]27 million) related to a change in the tax value of goodwill in Talkline.
(2) Net financial items consists of financial income, financial expense and fair value adjustments.
(3) Gross debt represents the amount of principal repayable irrespective of related transaction costs, if any (i.e., before adjustment for any unamortized issue costs, debt discounts or premiums arising on issuance). For purposes of the balance sheet presentation under IFRS, debt is shown net of any unamortized issue costs, debt discounts or premiums arising on issuance.
(4) EBITDA before special items is operating income before depreciation, amortization and special items, as shown on our statement of income. This measure is presented as we believe that it and similar measures are widely used in the global telecommunications industry as a means of evaluating a company's operating performance.
(5)   EBITDA margin is EBITDA before special items divided by revenue.
(6) Capital expenditures include expenditures on intangible assets and property, plant and equipment, but excludes share acquisitions.
(7) The capex-to-revenue ratio is calculated by dividing capital expenditures, excluding share acquisitions, by revenue. The capex-to-revenue ratio is presented as a measure of the extent to which revenue is being spent on capital expenditures. We have also provided an adjusted capex-to-revenue ratio, which excludes Talkline etc. (which includes our Talkline and easyMobile activities). Talkline etc.'s revenue was DKK 7,763 million ([EURO]1,041 million) in 2005 (2004: DKK 7,675 million ([EURO]1,029 million)) and capital expenditure was DKK 73 million ([EURO]10 million ) in 2005 (2004: DKK 112 million ([EURO]15 million)). Talkline is a reseller of telephony products and as a result has disproportionately low capital expenditure requirements compared to our business as a whole. You should note that certain other aspects of our non-reselling business may have low capital expenditure requirements.
(8) Change in working capital is change in inventory, receivables, trade payables and certain other items.
(9) You should note that the financial information includes results of HTCC, which is consolidated. HTCC will be designated as an Unrestricted Subsidiary under the Indenture. For 2005, HTCC, which prepares its financial statements in accordance with U.S. GAAP, publicly reported revenues, adjusted EBITDA, cash and cash equivalents, and long-term debt of $110.2 million ([EURO]93.1 million), $50.6 million ([EURO]42.7 million), $15.1 million ([EURO]12.8 million) and $158.2 million ([EURO]133.6 million), respectively, using the December 31, 2005 exchange rate of [EURO]1.00 = $1.1842. These figures are not comparable with HTCC's contribution to TDC's results. We have not received any cash dividends from HTCC since acquiring our stake in HTCC.
(10) Pro Forma EBITDA before special items is EBITDA before special items of the Issuer pro forma for the Transactions. For more detail on the pro forma information included herein, please see "Unaudited Pro Forma Combined Financial Statements."
      Note that Pro Forma EBITDA before special items is calculated before minority interest, including minority interest related to the 11.8% of TDC owned by minority shareholders (before any return by the Purchaser of 0.3% of TDC's share capital). However, in order for the Issuer to have access to cash amounts from TDC by means of dividends from TDC, TDC will be required to pay dividends to minority shareholders on a pro rata basis. The Issuer is not currently able to estimate the amount of such dividends. However, assuming a requirement for interest service of the notes of DKK 1,452 million ([EURO]196 million) annually (in accordance with footnote (b) to the unaudited pro forma statement of income included under "Unaudited Pro Forma Combined Financial Statements"), pro rata dividends to minority shareholders in an amount of DKK 171 million ([EURO]23 million) annually would be required, if all such payments were to be serviced using funds derived from dividends from TDC. In addition, operating expenses of the Issuer that were serviced by dividends would also require the payment of a minority dividend. The Issuer may service interest and other expenses from other sources, including through drawing under the Revolving Credit Facility which is available to be drawn by the Issuer until January 30, 2008.
(11) Gross debt on a pro forma basis is derived from the unaudited pro forma balance sheet included under "Unaudited Pro Forma Combined Financial Statements." Senior secured debt on a pro forma basis reflects that portion of Gross debt represented by borrowings under the Senior Credit Facilities (and therefore does not include other secured financing such as capital leases and mortgages). Gross debt represents the amount of principal repayable irrespective of related transaction costs, if any (i.e., before adjustment for any unamortized issue costs, debt discounts, or premiums arising on issuance). For purposes of the balance sheet presentation under IFRS, debt is shown net of any unamortized issue costs, debt discounts, or premiums arising on issuance.
(12) Cash interest expense on a pro forma basis is derived from the unaudited pro forma statement of income included under "Unaudited Pro Forma Combined Financial Statements." It is presented net of any expense related to amortization of debt issuance costs, discount and premium.
(13) The Ratio of Pro Forma EBITDA before special items to cash interest expense is calculated by dividing our Pro Forma EBITDA before special items by pro forma cash interest expense. The Adjusted ratio of Pro Forma EBITDA before special items to cash interest expense is calculated by dividing our Pro Forma EBITDA before special items by adjusted pro forma cash interest expense. These measures are presented as we believe they and similar measures are widely used by investors and credit agencies as an indicator of our ability to cover scheduled interest payments with funds generated from operations.

      The adjusted pro forma cash interest expense amount used in the adjusted ratio is our pro forma cash interest expense (derived from the pro forma information included under "Unaudited Pro Forma Combined Financial Statements"), increased by the amount of pro rata dividends that we would be required to pay to minority shareholders were we to service interest payments for the notes by means solely of dividend payments from TDC. Please see footnote (10) for a calculation of the pro forma pro rata dividend payment to be made to minority investors on this basis.

      We have presented this adjusted ratio as the service of interest on the notes through the payment of dividends by TDC would require pro rata minority dividend payments, and we believe that this ratio therefore gives more information as to the cash costs of servicing interest payments of the Issuer.

(14) The Ratio of Gross debt to Pro Forma EBITDA before special items is calculated by dividing gross debt by Pro Forma EBITDA before special items. The adjusted ratio of gross debt to Pro Forma EBITDA before special items is calculated by dividing our adjusted Pro Forma Gross debt by our Pro Forma EBITDA before special items. The ratio of senior secured debt to Pro Forma EBITDA before special items is calculated by dividing our pro forma senior secured debt by our Pro Forma EBITDA before special items. We have presented these measures as we believe that they or similar measures are widely used by investors and credit agencies as an indicator of financial risk, including our ability to repay or refinance our debt obligations.

      The adjusted pro forma gross debt amount used in the adjusted ratio is our pro forma gross debt (derived from the pro forma information included under "Unaudited Pro Forma Combined Financial Statements"), increased (in the case of debt incurred by the Purchaser or any parent of the Purchaser) by 11.8% in order to reflect the amount of distributions that may be required from TDC to fund not only the repayment of the principal amount of the notes but also pro rata dividend amounts to minority shareholders.

FINANCIAL DATA OF TDC (DANISH GAAP)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------------------
                                                                     2001             2002            2003            2004
                                                                --------------   --------------   -------------   -------------
                                                                                       (IN DKK MILLIONS)
                                                                  (UNAUDITED)                      (AUDITED)
STATEMENT OF INCOME DATA:
Net revenue .................................................        41,838          42,011          41,413          43,570
Work performed for own purposes and capitalized .............         1,439           1,465           1,291           1,225
Other operating income ......................................           426             344             525           6,683
                                                                --------------   --------------   -------------   -------------
Total revenue ...............................................        43,703          43,820          43,229          51,478
Operating expenses before depreciation and amortization .....       (35,547)        (32,725)        (32,123)        (33,221)
Depreciation and amortization ...............................        (8,534)         (8,030)         (7,963)         (8,193)
                                                                --------------   --------------   -------------   -------------
Total operating expenses ....................................       (44,081)        (40,755)        (40,086)        (41,414)
                                                                --------------   --------------   -------------   -------------
Operating income (loss) .....................................          (378)          3,065           3,143          10,064
Net financials (1) ..........................................         1,160           2,725             239              27
                                                                --------------   --------------   -------------   -------------
Income before income taxes ..................................           782           5,790           3,382          10,091
Income taxes ................................................        (1,397)         (1,559)         (1,629)         (1,351)
                                                                --------------   --------------   -------------   -------------
Income before minority interests ............................          (615)          4,231           1,753           8,740
Minority interests' share of net result .....................           534             227              (8)              2
                                                                --------------   --------------   -------------   -------------
Net income (loss) ...........................................           (81)          4,458           1,745           8,742
                                                                ==============   ==============   =============   =============

                                                                           (UNAUDITED)                       (AUDITED)
BALANCE SHEET DATA (AT PERIOD END):
Total assets ................................................        86,681          83,626          89,515          87,546
Total shareholders' equity ..................................        32,713          34,661          32,973          35,963
                                                                  (UNAUDITED)                      (AUDITED)
CASH FLOW DATA:
Net cash from operating activities ..........................         5,554          10,416          10,051          10,274
Net cash (used for) / from investing activities .............       (19,405)         (2,627)        (12,008)          3,666
Net cash from / (used for) financing activities .............        10,863          (6,759)          4,943         (12,562)
                                                                --------------   --------------   -------------   -------------
Change in cash and cash equivalents .........................        (2,988)          1,030           2,986           1,378
                                                                ==============   ==============   =============   =============
OTHER FINANCIAL DATA (UNAUDITED):
EBITDA (2) ..................................................         8,156          11,095          11,106          18,257
EBITDA Margin (3) ...........................................          19.5%           26.4%           26.8%           41.9%
Capital expenditures (4) ....................................          9,344          6,341           5,505           5,254
Capex-to-revenue ratio (5) ..................................          22.3%          15.1%           13.3%           12.1%
Change in working capital (6) ...............................             na          1,590           1,461           1,257

-------------------
(1) Net financials consists of financial income, financial expense, fair value adjustments, and share of income before tax of associated enterprises.

(2) EBITDA is operating income (loss) before depreciation and amortization. This measure is presented as we believe that it and similar measures are widely used in the global telecommunications industry as a means of evaluating a company's operating performance. As presented herein, EBITDA is calculated using statement of income data derived from our financial statements prepared in accordance with Danish GAAP, and is therefore calculated on a different basis than EBITDA before special items.

(3)   EBITDA margin is EBITDA divided by net revenue.

(4) Capital expenditures include expenditures on intangible assets and property, plant and equipment, but excludes share acquisitions.

(5) The capex-to-revenue ratio is calculated by dividing capital expenditures, excluding share acquisitions, by revenue.

(6) Change in working capital is change in inventory, receivables, trade accounts payables, prepayments and accrued income, other accounts payable, and certain other items.

                                                                                YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------------------------
                                                      2001            2002           2003            2004             2005
                                                  -----------   --------------   -------------   -------------   --------------
OPERATIONAL DATA:
Subscriber base: ('000) (1)
      Landline .............................          3,913           3,598           3,631           3,483           3,521
      Mobile ...............................          4,575           4,939           6,199           7,126           9,022
      Internet .............................          1,403           1,285           1,696           1,814           1,769
      Cable TV .............................            828             885             924             982           1,030
Total subscribers ..........................         10,719          10,707          12,450          13,405          15,342
Number of employees (2) ....................         21,344          21,009          20,034          19,497          20,225
SEGMENT DATA:
Fixed line -- Domestic business
Voice subscribers ('000) ...................          3,139           3,076           2,981           2,880           2,748
Narrowband subscribers ('000) (3) ..........            542             519             492             413             310
Broadband subscribers ('000) (3) ...........            111             253             405             549             689
DSL Penetration (4) ........................             na              12%             19%             26%             33%
MOBILE -- DOMESTIC BUSINESS
Mobile Penetration (5) .....................           73.8%           83.2%           88.3%           95.5%          100.8%
Churn (6) -- per month .....................            2.3%            2.5%            2.3%            3.1%            2.5%
ARPU (7) -- per month (DKK).................            197             207             176             179             193
SAC (DKK) (8) ..............................             na              na             483             526             596

-------------------
(1) Denotes end of period subscribers and includes customers with and without subscriptions on the following basis:

      *      Landline customers with subscriptions;

      * Mobile customers with subscriptions or who have been active within the last 3 to 15 months; and

      * internet customers with subscriptions or who have been active within the last 1 to 3 months.

      The number of subscribers also includes resale customers.

(2) Denotes year-end full time employee equivalents, including permanent employees, trainees, and temporary employees.
(3) "Narrowband" includes dial-up access customers as well as DSL customers with a capacity less than 144 Kbps downstream (except for 2001 to 2003, where subscribers with capacity of less than 144 Kbps downstream were included in "Broadband"). "Broadband" customers are DSL customers with a capacity of more than 144 Kbps downstream (and lower capacity prior to 2004).
(4) Denotes the number of DSL subscriptions according to NITA based on NITA's most recent reports divided by the number of households in Denmark according to Statistics Denmark.
(5) Mobile subscriptions per 100 inhabitants (pre-paid and post-paid), according to NITA.
(6) Denotes end of period figure and includes customers with and without subscriptions. Mobile subscribers who have been inactive for 15 months are not included. TDC calculates churn by dividing the gross decrease in the number of customers for a period by the average number of customers for such period. The average number of customers for a period is calculated by adding the number of customers at the beginning of such period to the number of customers at the end of such period and dividing by two. In general, we calculate churn using external gross decrease. However, internal migration between TDC Mobile A/S and Telmore is included in churn figures. Hence, internal migration will be recorded as higher churn. Different telecommunications companies calculate churn in different manners.
(7) Refers to Average Revenue per User. Monthly ARPU is defined as revenue from retail customers and external wholesale including roaming out (TDC Mobil's mobile customers abroad), and excluding roaming in (foreign customers on TDC Mobil's network), divided by average number of retail and external wholesale customers. Please note that the data for the years ended December 31, 2004 and 2005 refer to revenue reported according to IFRS, and the data for the years ended December 31, 2001, 2002 and 2003 refer to revenue reported according to Danish GAAP.
(8) Denotes subscriber acquisition costs divided by external customer intake for the period. Subscriber acquisition costs include incentive payments, terminal subsidies bonus, advertising subsidies and costs for terminal stock.

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                                 RISK FACTORS

      You should carefully consider the risks described below as well as the other information contained in this offering memorandum before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flows. In such case, you may lose all or part of your original investment.

      The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations or cash flows.

RISKS RELATED TO OUR BUSINESS

WE OPERATE IN HIGHLY COMPETITIVE INDUSTRIES, AND COMPETITIVE PRESSURES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR MAIN BUSINESS LINES.

      We face significant competition from established and new competitors. In our international operations, we compete against companies with in some cases better access to financing, more comprehensive product offerings, greater personnel resources, greater brand name recognition and experience or long-established relationships with regulatory authorities and customers. If we cannot match the product offerings, services or prices of our competitors, we may lose market share. If we are forced to lower our prices to match the prices of our competitors, we may experience decreasing profit margins and EBITDA before special items.

      In summary, competition in our business could lead to:

      *      continued price erosion for our products and services;

      * loss of existing or prospective customers and greater difficulty in retaining existing customers;

      * obsolescence of existing technologies and the need for more rapid deployment of new technologies; and

      * increased pressure on our profit margins and EBITDA before special items, preventing us from maintaining or improving our current level of operational profitability and cash flows.

      Landline and Broadband. We expect increased competition to our landline business due to price reductions by our competitors, the development of new technologies, including VoIP, and fixed-to-mobile substitution. These factors may result in a loss of fixed line subscribers and market share, which could adversely affect our revenue and profit margins.

      Providers of VoIP are offering telephony at significantly reduced prices. Therefore, there is considerable risk that our own introduction of VoIP could negatively affect our landline operation's future earnings potential, as we may not be able to maintain a price level for VoIP similar to levels for PSTN.

      Continuing competition is also expected in landline telephony from IP-based internal networks (such as IP-VPN for business customers), antenna and housing association networks and utility companies using their infrastructure to provide telephony and broadband. Similarly, in the market for leased lines, continuing competition is likely from substitution products, including new IP-based transmission products such as MPLS, Ethernet solutions, landline networks, local digital networks, wireless networks, WLAN, WiMAX and CDMA/450 MHz. Such products are often priced lower than leased lines, and product quality is sufficiently strong to constitute a viable alternative to traditional landline solutions. Although we offer our customers substitution products and services to our traditional telephony products and services, including VoIP and broadband access, there is no assurance that our current telephony customers will switch to our substitution products and services and not those of a competitor. Even if we manage to capture 100% of customer conversions from traditional telephony to substitution products, our landline business may still experience decreasing profit margins as margins for substitution products and services are generally lower than those for traditional telephony products and services.

      Further growth in the landline market requires us to lead or adapt to technological developments, including the market's demand for higher DSL speeds. We expect the future landline market to be dominated by those providers who can offer high quality telephony, TV and internet in one package, known as triple play, at attractive prices. This type of bundled product puts increasing demands on providers because of the technological, logistical and pricing complexities of combining these three services into a single product offering. If we fail to adapt to or lead technological developments, or to offer an attractive triple play package, our market share and profit margins in the landline sector may be adversely affected.

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

      In general, our future success in the landline market will depend on our ability to shift toward VoIP and other IP-based products, and adapt to lower prices for our services and generally more competitive market conditions. If we are unsuccessful in dealing with these risks, our revenue and profit margins may be negatively affected.

      Furthermore, price decreases in the Danish mobile market may accelerate the trend of migration from landline to mobile telephony. As we have a smaller share of the mobile market than the landline market in Denmark, such a migration could negatively affect our earnings.

      Competitive pressure in broadband may increase due to continuing competition from new product offerings from other providers. A number of operators have launched VoIP over DSL and utility companies have announced a long-term roll out of FTTH. In total, the utility companies expect to roll out FTTH to 40%, or approximately one million, of Danish households.

      Mobile. We may not be able to develop and market attractive mobile services at competitive prices, which may prevent our mobile business from maintaining or increasing revenue and earnings.

      As market price levels for many mobile services continue to fall, including price reductions as a result of regulations in certain jurisdictions limiting prices for terminating calls in our mobile networks and for roaming charges, further growth in earnings will require improved sales volumes or continued cost control, which we may fail to achieve.

      Although our size gives us economies of scale, our mobile operations continue to be challenged by new business models and the introduction of new products by our competitors. We have implemented a new business model for online self-service mobile telephony through our Danish subsidiary Telmore. There is no guarantee that this new business model will stay profitable. In addition, we face the risk that our competitors may introduce new and successful business models before we do or that we may not be able to adopt such new business models to our business. Moreover, our success in such a competitive environment will depend on our ability to keep pace with new mobile technologies, including the change from 2G to 3G mobile telephony, video telephony and data packaging. Growth in mobile data services is expected to be driven by an increase in the quantitative and qualitative capabilities of mobile business applications. Our success with 3G technology depends largely on our ability to develop and introduce attractive 3G products and services at competitive prices, including our ability to benefit from general developments in the content services market. The introduction of VoIP may also threaten mobile telephony in the long term because of its low cost. Failure to lead or adapt to such technical changes in the mobile market or to compete with or adopt new business models may have a materially adverse effect on our mobile business.

      Cable TV. TDC Cable TV is expected to face increasing competition from a number of sources, including utility companies, large antenna co-operatives and housing associations and satellite television providers. Competition is driven by price, convenience and the range of channels offered. I/S DIGI-TV, an entity owned by the Danish state broadcasting services, launched DTT in March 2006, which utilizes digital technology to provide a greater number of channels and picture and sound enhancements such as HDTV and Dolby Digital through a conventional antenna. Although DTT currently offers three channels, it is expected that DTT will expand to up to 16 channels by 2009. DTT is expected to result in a greater range of channels in the generally accessible terrestrial network, which will increase competition. In the long term, increased competition in the Danish cable TV market may also arise from new technology, most notably from future internet-based content providers. Failure by TDC Cable TV to meet these challenges may have a materially adverse effect on our market share in the Danish cable TV market.

INCREASING COMPETITION IN THE DANISH, SWISS AND CERTAIN OTHER EUROPEAN TELECOMMUNICATIONS MARKETS IN WHICH WE HAVE MAJOR OPERATIONS MAKES US VULNERABLE TO MARGIN SQUEEZE AND FURTHER MARKET SHARE LOSS.

      The Danish telecommunications sector is highly competitive. The main drivers of competition in this market are the strong reduction in interconnection prices, competitors in the Danish market such as TeliaSonera, Tele2 and Sonofon, and the regulatory requirement that we provide our competitors with access to our network. To remain successful in this market, we may be required to reduce the prices for our services. In the Danish mobile market, prices have been declining due to fierce competition, particularly from online products. Broadband customers are being offered increasing bandwidth at unchanged or even falling prices. Although traditionally our prices for landline and mobile telephony as well as leased lines in Denmark have been among the lowest in the EU, as market pressures continue, our Danish operations may experience further reductions in profit margins. In the past few years, we have experienced loss of market share in the Danish landline and mobile markets.

      We believe that ongoing regulatory initiatives in Denmark will make the Danish telecommunications market increasingly competitive, which has been the case with telecommunications regulations in recent years. These regulatory initiatives, such as CPS and number portability, have increased the ease with which our customers can move to other operators. As a result of these regulatory measures, competition in the Danish telecommunications market has increased, and we have lost market share in the Danish telecommunications market and are vulnerable to greater competition and further loss of market share in the future. For more information on the impact of telecommunications regulations on competition in Denmark, see the section entitled "--Risks Related to Regulatory Matters and Litigation" below.

      In the pan-Nordic market, our business customers increasingly demand Nordic solutions covering cross-border landline telephony, data communications, IP telephony and mobile communications, where competition, especially from other pan-Nordic providers, is intensifying. We face increasing competition from the Nordic operators Telenor and TeliaSonera, each of which offers a full product suite of mobile, broadband, voice and TV. If we are unable to provide cross-border solutions to our Nordic business customers, we risk losing an important segment of our customer base.

      Our foreign subsidiaries also face increasing competition. This development could adversely affect the revenue and profit margins of our foreign subsidiaries. Almost half of TDC's 2005 revenue was related to operations outside Denmark, including operations in a number of emerging markets.

      With regard to our Swiss landline business, TDC Switzerland has experienced price decreases in the landline market due to competition from established competitors, including the incumbent Swisscom. Such competition may result in loss of customers, reduced revenue and a lower profit margin in Switzerland. Competition in Switzerland is expected to intensify because established cable network operators, such as Cablecom, are offering landline telephony through their existing networks at very low or flat rate prices.

      With respect to the Swiss mobile market, TDC Switzerland faces the risk of increased pricing pressure from competition from new MVNOs entering the market. In addition, future growth in revenue and earnings within the mobile telephony sector will depend on our ability to establish a presence in the business market, which we may not be able to achieve. In the past year, the Swiss mobile market has experienced intense competition, driven by Swisscom's attempt to retain its market share, which may result in declining margins and diluted earnings. The still increasing mobile penetration in the Swiss mobile market may result in fierce competition for remaining customers, which could in turn lead to a rise in customer-acquisition and retention costs, and further pressure on earnings.

      The future growth of Bite will depend primarily on winning market share in Latvia, which Bite, as a new entrant there, may not be able to achieve. More generally, the future growth of Bite will also depend on country-wide factors beyond our control such as poor economic growth that may have an adverse effect on the competitive environment in Latvia and Lithuania. The future success of Talkline will depend largely on its ability to keep a large portion of the gross margin on traffic resales for itself when negotiating with network suppliers. There is also a significant risk of future pressure on retail prices in the German mobile market, which are high compared to price levels in other countries in the Organization for Economic Co-operation and Development.

THE MOBILE TELECOMMUNICATIONS MARKET IN DENMARK IS MATURE AND APPROACHING SATURATION, WITH THE CONSEQUENCE THAT SUBSCRIBER GROWTH IN THE MARKET HAS SLOWED IN RECENT YEARS AND OUR MOBILE BUSINESS MAY NOT GROW AT HISTORICAL RATES.

      The mobile telecommunications market in Denmark is approaching saturation, with a penetration rate of 101%. The degree to which the Danish mobile telecommunications market will continue to expand, if at all, is uncertain. We believe that, in addition to general market conditions, future market growth will be driven largely by new technologies and new content. Our ability to sustain growth in revenue and our customer base despite the increased competition that has resulted from this market saturation will depend in large part upon our ability to retain our existing subscribers, convince subscribers to switch from competing carriers to our services, and to stimulate and increase usage. We may not achieve these aims if we are not able to enhance our existing mobile products and services and to develop, introduce and market new mobile technologies, products and services. If we fail to increase revenue from or expand our subscriber base in our mobile business in the face of market saturation, our business, financial condition and results of operation could be materially adversely affected.

OUR BUSINESS IS SUBJECT TO RAPID CHANGES IN TECHNOLOGY AND IF WE FAIL TO LEAD OR RESPOND TO TECHNOLOGICAL DEVELOPMENTS, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

      Our landline, mobile, internet and cable TV operations may not be successful if we fail to lead or keep pace with continuing changes in technology and provide new or enhanced services in a timely and cost-effective manner, or to successfully anticipate the product demands of our customers. Recently, the market has witnessed the emergence of new technologies such as VoIP, ADSL2+, FTTH and Ethernet. We expect technological innovation to continue rapidly across all product lines. We will need to anticipate and react to these changes and to develop or apply new and enhanced products and services quickly enough for the changing market. Otherwise, we risk losing market share, customers and in the event substitution technologies introduced by our competitors result in lower sales costs, profit margins. In addition, new technologies may become dominant in the future, rendering our current systems obsolete. For example, SIP based technologies delivering VoIP and other communications services over broadband may make PSTN technology obsolete. ADSL2+, VDSL2 and FTTH based solutions may make the current DSL technology limited to 8 Mbps obsolete. Ethernet technology which reduces the cost level for IP aggregation considerably may make ATM technology obsolete.

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

      Technological advancements could also result in the need to make substantial investments in new or enhanced technologies, products or services. We may not be able to adopt such technology due to insufficient funding to make the necessary capital expenditures, or if such technology is subject to third-party patents. Conversely, if we do succeed in introducing new technologies in the telecommunications market, such technologies may not prove commercially viable in the long run, and consequently we may risk being unable to earn an adequate return on, or recover the costs of, our investments in developing and marketing products that rely on these technologies.

FAILURE TO CONTROL CUSTOMER CHURN MAY ADVERSELY AFFECT OUR BUSINESS.

      Customer churn is a measure of customers who stop subscribing to our services. Churn arises mainly as a result of new housing development, relocation of subscribers and price decreases by our competitors. In addition, our customer churn rate may also increase as a result of competitive developments or if we are unable to deliver satisfactory services over our network. Any interruption of our services or other customer service problems could also contribute to an increase in customer churn. Any increase in customer churn may lead to a need to reduce our costs rapidly to preserve our margins and reduced revenue or, alternatively, to increase our marketing costs in an attempt to keep or bring back customers. There can be no assurance that the various measures we have taken to increase customer loyalty will reduce the rate of churn.

      Furthermore, the mobile telecommunications market is characterized by frequent developments in product offerings, as well as by advances in network and handset technology. If we fail to maintain and upgrade our network and provide our customers with an attractive portfolio of products and services, we may not be able to retain our customers. Additionally, if competing mobile operators improve their ability to attract new customers, or offer their products and services at lower prices, it could become more difficult for us to retain our current customers, and our costs of acquiring new customers could increase.

WE MAY FACE SIGNIFICANT CAPITAL EXPENDITURES GOING FORWARD DRIVEN MOSTLY BY INVESTMENTS IN NEW TECHNOLOGIES AND INFRASTRUCTURE INCLUDING OUR NETWORK AND INFORMATION TECHNOLOGY SYSTEMS. WE CANNOT ASSURE YOU THAT WE WILL HAVE SUFFICIENT LIQUIDITY TO FUND OUR CAPITAL PROGRAMS OR OUR ONGOING OPERATIONS IN THE FUTURE.

      Our business is capital intensive and has always required significant amounts of cash. We have a capital expenditure program which will continue to require significant capital outlays in the foreseeable future, including the continued development of our GSM and UMTS networks, cable TV business, maintenance of our network backbones, our continuing fiber network roll out including FTTN and investments in new IT systems, including customer care and billing systems. The utility companies expect to roll out FTTH to 40%, or approximately one million, of Danish households. The Danish Competition Authority has estimated that this will require investments by the utility companies of DKK 9.5 billion ([EURO]1.3 billion). Although we now have more than 23,000 kilometers of fiber network, primarily in the backbone network, competition from utility companies may put pressure on us to invest more heavily in both FTTN and in FTTH.

      Although we may have an advanced network, we may need to invest in new networks and technologies in the future, such as Next Generation Networks, which could require significant capital expenditures, and network usage may develop faster than we anticipate, requiring greater capital investments in shorter time frames than we anticipate. However, we may not have the resources available to make such investments. In addition, costs associated with the licenses needed to operate our existing networks and technologies including UMTS and those that we develop in the future, and costs and rental expenses related to their deployment could be considerable. See "- A favorable market for UMTS-based 3G services may not develop, limiting our ability to recoup the cost of our investments in UMTS services and the UMTS licenses and networks which could adversely affect our results of operations." The amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control and we cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, sustain our operations or meet our other capital requirements. See " Operating and Financial Review and Prospects - Liquidity and Capital Resources."

OUR INTERNATIONAL BUSINESS ACTIVITIES EXPOSE OUR EARNINGS TO EXCHANGE RATE RISK AND THE RISKS OF A FLUCTUATING GLOBAL ECONOMY.

      Approximately 30% of our 2005 revenue was generated outside Denmark and the euro area. This revenue originates primarily from Switzerland, Lithuania, Sweden and Norway, where we conduct our business operations and prepare our financial statements in currencies other than the Danish kroner or the euro. Any loss in the value of these currencies against the Danish kroner will have a negative impact on the value of our investments in the relevant business activities and the amount of income we derive from them.

      Our reporting currency is the Danish kroner. Following the Transactions and the notes offering hereunder, we will have U.S. dollar denominated debt obligations under the notes. Accordingly, we are vulnerable to foreign exchange

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rate fluctuations. Any decrease in the value of the Danish kroner compared with the U.S. dollar could have an impact on our ability to service debt and could have a material adverse effect on our operating results and financial position.

WE ARE EXPOSED TO INTEREST-RATE RISKS.

      Our borrowings under the Senior Credit Facilities are subject to floating interest rates. An increase in interest rates could increase our payment obligations and could have a material adverse effect on our operating results and financial position. We would also be exposed to floating interest rates associated with the Floating Rate Notes. We are required to hedge a portion of our floating rate debt pursuant to the Senior Facilities Agreement. Hedging may be expensive to maintain and may not protect us adequately against adverse movements in interest rates.

A FAVORABLE MARKET FOR UMTS-BASED 3G SERVICES MAY NOT DEVELOP, LIMITING OUR ABILITY TO RECOUP THE COST OF OUR INVESTMENTS IN UMTS SERVICES AND THE UMTS LICENSES AND NETWORKS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      Our UMTS-based 3G service has required us to make substantial investments in UMTS services and UMTS licenses and networks. We have UMTS licenses in Denmark, Latvia, Lithuania and Switzerland. Polkomtel has a UMTS license in Poland and One has a UMTS license in Austria. Our Danish UMTS license fee will cost approximately DKK 950 million ([EURO]127 million) in aggregate. We paid 25% of the license fee upfront in 2001 and have subsequently paid four instalments of 7.5% each. The remaining 45% is to be paid in six yearly instalments ending 2011. As required under the terms of our license, we achieved coverage of 30% of the population at the end of 2004, but must achieve a coverage of 80% by the end of 2008, which may require us to make substantial investments in the upcoming years. Our Danish UMTS license expires October 31, 2021. Our Swiss UMTS license fee cost 50 million Swiss francs and will expire at the end of 2016. The license fee was paid upfront. As required under the terms of our license, we achieved coverage of 50% of the population at the end of 2004.

      Although certain markets for UMTS currently exist, if UMTS does not gain further acceptance or deliver anticipated advantages, or if we derive a smaller percentage of our revenue than expected from our UMTS-related 3G services, we may not be able to adequately recoup our investment in our UMTS licenses and networks. This may be the case even if we follow a strategy of making further significant investments in UMTS only when it is clear that UMTS use is becoming mainstream. UMTS technology needs further development in order to provide the expected advantages over existing GSM technology and rival competing mobile broadband technologies. Demand for UMTS-based 3G services may not develop to the extent that we anticipate. Accordingly, no assurance can be given that a larger market for UMTS services will develop or that we will be able to achieve our desired sales volumes for UMTS services. Moreover, competition from WLAN and CDMA/450 MHz may adversely affect the penetration of UMTS and associated data services. Substitution technologies including WiMAX and WiFi which also offer radio voice and data transmission solutions, may pose a threat to the growth of the UMTS market. Push-to-talk (walkie-talkie) and instant messaging may also pose a threat to the UMTS market in the future. We also face the risk that our UMTS customers will use lower margin packet transmission services ("Packet Side" traffic) rather than higher margin voice transmission services ("Circuit Side" traffic), thereby threatening the profitability of our UMTS business.

      Furthermore, we rely on applications developers to develop services that will stimulate market demand for 3G services and our UMTS network. If third-party application service providers fail to develop such services, or experience delays in their development of such services, our ability to generate revenue from our UMTS network may be adversely affected.

      Market demand for our UMTS operations is also dependent on the availability of reasonably priced handsets from suppliers, technologically proven network equipment and software with sufficient functionality and speed. If we cannot obtain such equipment and software or if we experience delays in their delivery or functional deployment, our ability to develop our UMTS network and our customers' ability to access it will be impaired. Availability of this equipment and software is the required driver of demand for these services.

MARKET ACCEPTANCE OF OUR ONLINE TELEPHONY SERVICES, INCLUDING OUR SELF-SERVICE PRODUCTS AND E-COMMERCE SERVICES, IS STILL UNCERTAIN.

      Our online services, including our self-service telephony products, and e-commerce services such as TDC Online are relatively new offerings in the telecommunications market. Consequently, there is uncertainty concerning market demand for, or profitability of, such products and services. If customer service costs turn out to be higher than expected, future profit margins could be affected. Moreover, it is uncertain if and how fast the expected efficiency savings resulting from such movement to online services may be realized.

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EQUIPMENT AND NETWORK SYSTEMS ARE VULNERABLE TO TERRORIST ATTACKS, NATURAL
DISASTERS, SECURITY RISKS AND OTHER EVENTS THAT MAY DISRUPT OUR SERVICES AND RESULT IN INCREASED COSTS OR LOST REVENUE. IN ADDITION, TERRORISM LAWS AND REGULATIONS MIGHT RESULT IN A HEAVIER REGULATORY BURDEN ON OUR BUSINESS AND INCREASED OPERATING COSTS.

      The performance, reliability and availability of our networks and our mobile and fixed line telecommunication services are critical to our ability to attract and retain subscribers. Our networks and the services we provide may be subject to damage or disruptions resulting from terrorist acts and numerous other events, including fire, flood or other natural disasters, power outages and equipment or system failures ("major disruption events"). Our network has been affected by floods and storms in the past. If a major disruption event were to affect our infrastructure or a third party's systems, and were to result in a failure of our networks or systems or of the third party-owned local and long distance networks on which we rely for the provision of interconnection and roaming services to our subscribers, it could affect the quality of our services or cause temporary service interruptions, which could result in customer dissatisfaction, regulatory penalties and reduced revenue. The occurrence of network or system failure could also harm our reputation or impair our ability to attract new customers, which could have a material adverse effect on our business, financial condition and result of operations. There can be no assurance that our business continuity plans, network security policies, the vulnerability analysis we conduct jointly with regulators or our monitoring activities will mitigate the impact of or prevent a disruption event.

      In addition, our business is dependent on certain sophisticated critical systems, including exchanges, switches, other key network points and our billing and customer service systems. The hardware supporting those systems is housed in a relatively small number of locations and if damage were to occur to any of such locations, or if those systems develop other problems, it could have a material adverse effect on our business.

      A substantial part of our network is not insured. In the event any losses due to terrorist acts and numerous other events, including fire, flood or other natural disasters, power outages and equipment or system failures, are not covered by insurance, we may not have the capital to make necessary repairs or replacements.

      A significantly higher regulatory burden on our business prompted by terrorism or similar threats would increase our costs. As part of the anti-terrorism action plan passed by the Danish government in November 2005, the government has proposed requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, we may need to make additional investments on technical equipment and we may incur operational costs as a result. Such regulation substantially increases our potential data retention obligations, requiring us to keep traffic data well beyond what we need for legitimate business purposes. These requirements are expected to cause substantial costs, with no possibility of cost recovery from the public authorities. See "-Risks Related to Regulatory Matters and Litigation."

WE EXPECT THAT OUR INCREASING DEPENDENCY ON DIGITALIZED INFORMATION TECHNOLOGY SYSTEMS EXPOSES US TO RISKS OF HACKING, PIRACY AND SYSTEMS FAILURE, WHICH POTENTIALLY COULD DISRUPT OUR BUSINESS.

      The telecommunications sector has become increasingly digitalized, automated and online, which means that we are exposed to increasing risks of hacking, piracy and general failure of IT systems. Unanticipated IT problems, system failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Risks of network failure can never be completely eliminated and the occurrence of such failures may reduce revenue and harm our reputation.

IN ORDER TO IMPROVE OUR PROFITABILITY, WE NEED TO IMPLEMENT A SIZEABLE REDUCTION IN OUR EXISTING WORKFORCE, WHICH MAY BE COSTLY AND DIFFICULT TO IMPLEMENT.

      In order to maintain and improve our profitability as we face continuing pricing pressure due to competition, and to take advantage of the cost-saving potential of our new online self-service products, we need to make a sizeable reduction in our workforce over the next few years. Any reduction to our workforce may entail significant severance costs, which may affect our earnings. Many of our employees in Denmark have civil servant pension rights and some of them are entitled to severance benefits. We believe that the total costs related to workforce reductions in 2006 will be DKK 342 million ([EURO]45.8 million) after tax. The costs relating to workforce reductions may be higher than we anticipate and may have a material impact on our profitability.

      In addition, there can be no assurance that we will be able to implement sizeable reductions in our workforce. Although Danish law does not impose significant restrictions on workforce reductions, and our labor unions do not have a right under Danish law to veto any reductions in our workforce, there can be no assurance that any workforce reduction will not lead to strikes, work stoppages or other industrial actions. We have entered into "Borgfredsaftaler," collective agreements, with each of the telecommunications departments of the Danish Metal Workers Union (Dansk Metal) ("DMWU"), the Association of Managers and Employees in Special Positions of Trust in TDC (Lederforeningen i TDC, LTD) ("AME") and the Danish Confederation of Professional Associations (AC-organsiationerne) ("DC") (collectively,

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the "Borgfredsaftale unions"). In these Borgfredsaftaler, we have agreed to follow certain procedural guidelines in connection with the implementation of reductions in our workforce, including providing redundant employees with training that would make them suitable for reassignment within TDC in certain circumstances. The Borgfredsaftaler expire at the end of 2007, however they may be terminated by us or the unions subject to three months notice in the event the assumptions behind the agreements lapse or change.

      We also have entered into collective agreements with the Borgfredsaftale unions regarding the terms and conditions of voluntary resignations by employees as an incentive to encourage voluntary resignations. These agreements may be terminated by either party subject to two months notice. Neither the reductions in our workforce nor the scope of such reductions are part of these agreements.

      Even though we have agreements with these unions relating to procedures for workforce reductions and the terms and conditions of voluntary resignations, there can be no assurance that any of our labor unions will not resist further workforce reductions. In addition, we may not be able to negotiate agreements with the Borgfredsaftale unions after 2007 similar to the Borgfredsaftaler. See "- Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities" below.

      During the last three years, we implemented two overall redundancy programs: the first covering the period 2003 to 2004 and the second covering 2005. In 2005, due to our international acquisition activity, our total number of employees and the number of our international employees increased. We expect our number of employees to increase in the event we continue to make acquisitions. In 2005, we did manage to reduce our number of domestic full-time employees from 14,437 to 13,876. A redundancy program has also been implemented in 2006, pursuant to which we expect to reduce staff by up to 570 employees. We cannot assure you that we will be able to implement redundancy programs in the future or that any of our redundancy programs will be effective.

STRIKES OR OTHER INDUSTRIAL ACTIONS COULD DISRUPT OUR OPERATIONS OR MAKE IT MORE COSTLY TO OPERATE OUR FACILITIES.

      We are exposed to the risk of strikes and other industrial actions. We estimate that more than 70% of our employees are union members. As noted above, we have entered into Borgfredsaftaler with each of the Borgfredsaftale unions, which provide for certain procedural guidelines to be followed in connection with the implementation of reductions in our workforce until the end of 2007. Pursuant to our Borgfredsaftaler with the telecommunications departments of the DMWU, the parties thereto have agreed to enter into dialogue within 24 hours in the face of an imminent conflict in order to prevent industrial action. As noted above, we have also entered into separate agreements with each of the Borgfredsaftale unions regarding the terms and conditions of voluntary resignations by employees as an incentive to encourage voluntary resignations. These agreements may be terminated by either party with two months notice. There can be no assurance that the Borgfredsaftaler with the Borgfredsaftale unions or our collective labor agreements will prevent strikes, work stoppages or other industrial actions in the future. Any industrial action we experience might disrupt our operations, including our repair times, possibly for a significant period of time, result in increased wages and benefits or otherwise have a material adverse effect on our business, financial condition and results of operations. See "-In order to improve our profitability, we need to implement a sizeable reduction in our existing workforce, which may be costly and difficult to implement" above.

WE DEPEND ON EQUIPMENT AND SERVICE SUPPLIERS THAT MAY FAIL TO DELIVER OR DISCONTINUE THEIR PRODUCTS OR SEEK TO CHARGE US PRICES THAT ARE NOT COMPETITIVE, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND PROFITABILITY.

      Due to our existing legacy network, we are dependent on certain suppliers for the maintenance and upgrade of certain hardware and software platforms, especially such hardware or software platforms that have become industry standard. For example, our cable TV business has made substantial investments in the equipment and software of particular suppliers, making it difficult for us in the short term to change supply and maintenance relationships in the event that our initial supplier refuses to offer us favorable prices or ceases to produce equipment or provide the support that our telecommunications and cable TV networks and systems require. In the past, some of our key suppliers have stopped providing us with hardware that we use, such as the AC4 SDH platform, and certain support services, such as feature development for ATM based DSL platforms (without which triple play products are impossible on such platform), DSL line card delivery on certain older DSL platforms and upgrades for PSTN platforms.

      Any discontinuance of certain products or services or failure to upgrade such products and services by our suppliers, any financial instability of our suppliers or failure by such supplier to deliver certain products to us pursuant to our supplier contracts in the future could lead to the risk of:

      * delays to upgrades and new products and features from suppliers, impacting our product development programs,

      * products being discontinued, impacting supply of existing products,

      * deteriorating quality of support services, affecting operational and customer services,

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

      * higher volatility with regard to our demands on suppliers, and in stock levels affected by customer returned equipment, and

      *      consequential impact on our business.

      Failure on the part of our suppliers, which may in turn delay or prevent us from providing our own products and services to our customers, may adversely impact our revenue. We may not be able to recover monies paid to such suppliers for their products and services or obtain contractual damages, when applicable, in such an event. In addition, any increase in pricing by our suppliers may cause a margin squeeze. The above factors could have an adverse impact on our business, financial condition and operating results.

      Even though in most cases our equipment and software suppliers can be replaced, switching to alternative suppliers could cause us to experience difficulty or delays in providing support and maintenance, new products and upgrades and operational services, or result in significant cost increases, which could harm our financial condition and operating results.

WE ARE PARTY TO A NUMBER OF DIFFERENT CONTRACTS WITH THIRD PARTIES WHICH CONTAIN CHANGE OF CONTROL PROVISIONS. IF ONE OR MORE OF THE CHANGE OF CONTROL CLAUSES ARE EXERCISED, THIS MAY ADVERSELY AFFECT OUR BUSINESS AND
PROFITABILITY.

      We have important co-operation agreements and contracts with suppliers and service providers and hold insurance policies which are subject to change of control provisions. Exercise of change of control provisions by third parties in certain material contracts may adversely affect our competitiveness and profitability.

      Should any of our contractual relationships be terminated, we may be forced to enter into new contracts which may be on less favorable terms. Moreover, the termination of one or more of our co-operation agreements may lead to loss of business from certain supplementary service providers, which we may not be able to maintain through independent relationships.

WE DEPEND ON A SMALL NUMBER OF DISTRIBUTORS, RETAILERS AND SALES AGENCIES ("MOBILE DISTRIBUTORS") TO DISTRIBUTE OR SELL OUR MOBILE PRODUCTS AND SERVICES TO END USERS. OUR MOBILE DISTRIBUTORS MAY STOP DISTRIBUTING OUR MOBILE PRODUCTS TO END USERS AND MAY HAVE DISTRIBUTION AGREEMENTS WITH OUR COMPETITORS.

      We distribute our mobile products and services in cooperation with a small number of mobile distributors. In Denmark 35% of our sales are distributed through a small number of mobile distributors. In Switzerland, over 40% of our sales are distributed through a few mobile distributors. Under our current arrangements with our key mobile distributors, our mobile distributors may stop distributing or selling our products at any time. Should this occur, we may face difficulty in finding new mobile distributors that can provide the same level of sales. In addition, our mobile distributors have distribution agreements with our competitors. These distribution agreements with our competitors may negatively affect the level of our gross activations through our distribution partners, threatening our market share, and thus adversely affecting our financial condition and results of operations. Our mobile distributors may more actively promote the products and services of our competitors to our detriment. Our failure to maintain key distribution relationships, or the failure of our distribution partners to procure sufficient customers for us for any reason, could have a material adverse effect on our financial condition and result of operations.

WE DEPEND ON THIRD PARTY TELECOMMUNICATIONS PROVIDERS OVER WHICH WE HAVE NO DIRECT CONTROL FOR THE PROVISION OF INTERCONNECTION AND ROAMING SERVICES OUTSIDE OF DENMARK.

      Our ability to provide high quality mobile and fixed line telecommunications services outside of Denmark depends on our ability to interconnect with the telecommunications networks and services of other mobile and fixed line operators, particularly those of our larger competitors. Outside of Denmark, we also rely on third party operators for the provision of international roaming services for our mobile subscribers. For example, in Switzerland we depend on Swisscom's ULL to reach a significant number of end users. While we have interconnection and roaming agreements in place with other operators, we have no direct control over the quality of their networks and the interconnections and roaming services they provide. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnection services to us on a consistent basis, could result in a loss of subscribers or a decrease in traffic, which would reduce our revenue and adversely affect our financial condition and results of operations.

      Outside of Denmark, we depend on access to the incumbent's facilities to install our ULL facilities. If the incumbent fails to allow us access to these facilities, or is slower in allowing access than we anticipate, our ability to roll out additional direct access products and attract direct access customers may be adversely affected.

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

OUR MINORITY SHAREHOLDINGS IN THE MOBILE TELEPHONY INDUSTRY, AND THE FACT THAT WE ONLY OWN 63.4% OF HTCC, EXPOSE OUR BUSINESS TO ILL-INFORMED OR INADEQUATE MANAGEMENT DECISIONS MADE ON BEHALF OF COMPANIES OF WHICH WE DO NOT HAVE FULL CONTROL AND MAY REQUIRE STRATEGIC AND FINANCIAL SUPPORT.

      The performance of the international operators in which we have minority interests and of HTCC may depend on the financial or strategic support of other shareholders. We only own 15% of Austrian mobile operator One and 19.6% of Polish mobile operator Polkomtel (which is in the process of being sold). Even though we own a majority interest in HTCC of 63.4% of the share capital, we may not be able to exercise full control over its operations. Such international operators may rely on us and/or other shareholders for strategic and financial support. Such other shareholders may fail to supply or not be willing to supply the required operational, strategic and financial resources relating to, for example, the build-out of infrastructure, the cost of meeting regulatory requirements or effective marketing, which could adversely affect both the ability of these operations to compete and the return on our investment.

THE LOSS OF IMPORTANT INTELLECTUAL PROPERTY RIGHTS, INCLUDING OUR KEY TRADEMARKS AND DOMAIN NAMES, COULD ADVERSELY AFFECT OUR COMPETITIVENESS.

      Some of our intellectual property rights, including our key trademarks and domain names which are well known in the telecommunications markets in which we operate, are important to our business. A significant part of our revenue is derived from products and services marketed under the brand names TDC or sunrise. We rely upon a combination of trademark laws, copyright and data base protection as well as, where appropriate, contractual arrangements to establish and protect our intellectual property rights. We are required from time to time to bring claims against third parties in order to protect our property rights which may not succeed in protecting such rights.

      In addition to the risk that a third party will infringe on our intellectual property rights, we face the risk that a third party may claim that we are infringing on such third party's intellectual property rights, including but not limited to, patent rights. As a result, we may not be able to use intellectual property that is material to the operation of our business. Alternatively, a third party may allege one of our suppliers is infringing on such third party's intellectual property rights and may bring suit to prevent such supplier from providing us with products or services important to our business.

      We cannot be sure that any lawsuits or other actions brought by us to protect our intellectual property rights will be successful or that such suppliers will not be found to infringe the intellectual property rights of third parties. Although we are not aware of any material infringements of any intellectual property rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. The illegal use by third parties or the loss of our important intellectual property rights, such as our trademarks and domain names, could have a material adverse effect upon our business, financial condition and results of operation. If we are prevented from using certain products and services or if we are forced to pay significant damages or higher prices for important products or services due to a third party's successful intellectual property claim, there may be a material adverse effect on our business.

A LOSS OF KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

      Our success is largely dependent on the skills, experience and efforts of our senior management, including our Chief Executive Officer, Henning Dyremose, who has held his current position since 1998 and was previously the Minister of Finance in Denmark, and our Chief Financial Officer, Hans Munk Nielsen, who has held his current position since 1991. The loss of services of one or more members of our senior management team could materially and adversely affect our business, results of operations and financial condition. In addition, as our business develops and expands, we believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel without increased labor costs. We cannot assure you that we will be able to continue to employ key personnel or that we will be able to attract and retain qualified personnel in the future, especially in light of Denmark's tight labor market with very low unemployment. Any failure by us to retain or attract such key personnel could materially and adversely affect our business, results of operations and financial condition. See "Management-Employment Agreements for Members of the Executive Committee."

A DOWNTURN IN GENERAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

      Any downturn in the global economy, European economy or the economy of any of the countries in which we operate may adversely affect our business. The financial prospects in our markets are currently uncertain due to, among other things, the rise of oil prices throughout 2004 and 2005. A major terrorist attack in Europe might also cause a downturn in the markets in which we operate. In addition, some Danish businesses are being subjected to a boycott linked to protests related to the publication of cartoons in a Danish newspaper; if this boycott were to continue, it could potentially have a harmful effect on the Danish economy generally. If the Danish business outlook is cautious or negative, our customers may delay or cancel investments in telecommunications systems and services, which may

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

adversely affect our revenue and the development of new products and services. Any decrease in economic activity may generally decrease network traffic and demand for data storage.

OUR FAILURE TO MEET GROWING CUSTOMER DEMAND FOR CONTENT SERVICES AND ADAPT TO TECHNOLOGICAL DEVELOPMENTS IN CONTENT DELIVERY MAY NOT ONLY NEGATIVELY IMPACT THE GROWTH OF OUR CONTENT SERVICES BUSINESS, BUT MAY ALSO DECREASE THE MARKET SHARE OF OUR BUNDLED PRODUCTS WITH A CONTENT COMPONENT.

      Our cable TV business has given us significant experience with and access to the content market and content delivery products. However, our future success in content services will depend on our ability to produce or acquire attractive programming such as popular TV shows, music and games and to adapt and lead technological developments in content delivery applications. There can be no assurance that we will be able to acquire popular content in the future. One of our major content suppliers for cable TV competes with us in certain TVoIP markets and has so far refused to allow us to provide its content on our TVoIP product at prices that are acceptable to us. This may have a materially adverse impact on the growth of our TVoIP business. Moreover, the telecommunications sector is undergoing advances in content services as technological developments increasingly enable customers to receive content whenever they wish (such as digital video recorders or time-shift software for a PC with TV-card), and wherever they wish (such as MPEG4/H.264-videopodcasts for iPods and other portable digital media players or 3G/DVB-H transmissions for handsets). Not only do we face the risk that we will fall behind our competitors in terms of content delivery technology, but also that the platforms, applications or technology we invest in will not become the market standard. Growth in content services is expected to be driven by an increase in the quantitative and qualitative capabilities of content providers. However, the specific extent and characteristics of such quantitative and qualitative progress are difficult to predict at present. Also, we may not be able to match the quantitative or qualitative capabilities of our competitors. In addition, failure to provide content services may also negatively impact sales of our products and services with a bundled content component, such as cable TV, broadband, triple play and 3G, or to which our competitors have added a bundled content component.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE ALLEGED HEALTH RISKS FROM THE USE OF MOBILE TELEPHONES AND BY OTHER ENVIRONMENTAL REQUIREMENTS.

      We are subject to regulations and guidelines relating to radio frequency emissions and other forms of non-ionizing radiation. We are aware of allegations that there may be health risks, including some forms of cancer, associated with such emissions from mobile telephones and from other mobile telecommunications devices.

      The European Commission has been investigating these concerns since 1995. Although the results of these studies have been inconclusive, we cannot provide assurances that further medical research and studies will not establish a link between the radio frequency emissions of mobile handsets and health concerns. The EU and Danish or Swiss authorities could increase regulation of mobile telephones and base stations as a result of such health concerns. In Switzerland in particular, public concern over alleged adverse health effects related to electromagnetic radiation and strict Swiss rules on radiation may result in increased costs related to the GSM and UMTS networks and thereby impeding both the continuation of our 2G and the growth of our 3G mobile telephony business.

      The actual or perceived risk of mobile telecommunications devices, press reports about risks or any litigation relating to such risks could adversely affect us through a reduction in the size or growth rate of our customer base, a decline in our ARPU and AMOU, increased regulatory burdens on us or significant litigation costs, and could have an adverse effect on our financial condition and results of operations.

      In addition, we are subject to a variety of laws and regulations relating to land use and the protection of the environment, including those governing the storage, management and disposal of hazardous materials and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines, sanctions and third-party claims for property damage and personal injury, as a result of violations of, or liabilities under, such laws and regulations. We believe, however, that we are in substantial compliance with such laws and regulations.

RISKS RELATED TO REGULATORY MATTERS AND LITIGATION

THE REGULATORY FRAMEWORK FOR THE DANISH TELECOMMUNICATIONS SECTOR MAY RESULT IN TOUGHER COMPETITION, FURTHER REDUCTIONS OF TARIFFS AND DECREASED PROFIT MARGINS FOR OUR BUSINESS. IN ADDITION, WE HAVE BEEN DESIGNATED BY NITA AS HAVING SIGNIFICANT MARKET POWER ("SMP") IN DENMARK IN A NUMBER OF SUBMARKETS.

      Denmark's regulatory regime governing its telecommunications sector requires us to deliver a broad range of products to the retail and wholesale markets, and subjects us to price regulation.

      EU Regulatory Framework. In March 2002, the EU passed a number of directives designed to promote competition in the telecommunications market that were subsequently implemented into Danish law in 2003. In accordance with this legislation, NITA performs market analyses on 18 specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and TV and radio transmission. In each

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

submarket, NITA may designate a dominant telecommunications operator as having SMP in such submarket. If imperfections in a submarket in which an operator has been designated as having SMP are identified, NITA may impose remedies against such operator in order to promote competition. In the wholesale market, such measures may include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, specific cost accounting obligations and price control methods. NITA has so far issued decisions on 14 out of 18 submarkets. Final decisions for all the submarkets, except the submarket for television and radio transmission, are expected during the first half of 2006. Until market analyses of the relevant submarkets have been completed and NITA has decided whether to adopt new regulatory measures or revoke former measures, the current regulation will be maintained in each relevant submarket.

      SMP Designation. We have been designated as having SMP by NITA in almost all of the submarkets in Denmark, except for Market 15 (the wholesale market for mobile access) and Markets 5 and 6 (the retail markets for national and international traffic for business customers). As a result of our SMP designation, we are subject to additional regulatory burdens, which are summarized below. In addition, NITA has been considering whether to create an additional submarket for cable TV networks. If NITA creates a cable TV submarket, it is likely we would be designated as having SMP in the cable TV market and might be required to provide third parties with access to our cable network. There can be no assurance that NITA will not impose additional regulatory burdens on us as a result of our current SMP status or designate us as having SMP in additional markets.

      Retail Markets. As a result of our SMP status, the larger part of our retail offerings of leased lines must comply with a rule of cost orientation. As a result, we are required to calibrate leased line prices annually to ensure that they match the corresponding cost plus a mark-up set by the regulatory authorities.

      Wholesale Markets. In the wholesale markets in which we have SMP status, the majority of our prices are regulated as a result of our SMP designation. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, NITA has set the prices we charge for switched interconnection traffic, interconnection capacity, shared access and ULL (also known as raw copper) as well as related co-location. NITA calculates these prices once a year in accordance with the LRAIC model and evaluates and updates the LRAIC model once every three years. Only minor price adjustments were implemented in 2004 and 2005. In early 2006, the LRAIC model was adjusted and the prices for ULL, switched interconnection traffic and interconnection capacity were decreased considerably. The decrease may have a negative impact on our revenue and earnings. The prices for TDC's other interconnection products are based on historical costs according to a formula set by NITA. It is uncertain how this pricing method will affect TDC's future prices. Furthermore, the telecommunications law was amended with effect from January 1, 2006, resulting in changes in calculation principles for depreciation, amortization and interest payments. Such changes will likely result in price decreases for bitstream access and leased lines. The amended law also gives the NITA increased power to stipulate specific terms and conditions for TDC's interconnection agreements.

      NITA's decision on the submarket for broadband access requires us to discontinue our geographical differentiation of bitstream access prices unless we also differentiate our retail prices for broadband. Discontinuation of geographical differentiation of prices for bitstream access will strengthen our competitors in remote areas, where production of bitstream access is very costly for us. Alternatively, we may decide to let the current differentiation of wholesale prices affect our end user prices. The decision also requires us to offer wholesale broadband solutions (bitstream access) without compulsory landline subscriptions, which will improve our competitors' conditions for offering broadband solutions combined with IP telephony. We have appealed the decision for this market and some of the other decisions to the Telecommunications Complaints Board.

      The authorities have announced that they may intervene in the pricing of traditional landline subscriptions for customers who also have broadband subscriptions in order to address the so-called "excess cost recovery problem." The formulation of such intervention and its impact on TDC's earnings are uncertain.

      In the market for termination of mobile calls, NITA has decided that TDC, TeliaSonera, Sonofon, Tele2 and Hi3G have SMP. However, price regulation has been introduced only for TDC, Sonofon and TeliaSonera, whose average price (including call set-up fee) must be reduced by approximately 35% over the next two years. This decision will adversely impact our earnings. If the domestic market for international roaming also becomes subject to price regulation, such regulation may have a negative impact on TDC Mobil's revenue and earnings.

      Decisions have also been made on four retail submarkets for telephony traffic, the retail market for leased lines, the wholesale markets for fixed connections, unbundled access and shared use including co-location, as well as for fixed termination. None of the decisions include significant changes in relation to existing regulation with the exception of regulations relating to extended access related to co-location and extended requirements to guarantee the line quality against disturbances.

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

      Anti-Terror Measures. As part of the anti-terrorism action plan passed by the Danish government in November 2005, the government has proposed a bill requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, we may have to make additional investments in technical equipment and we may incur operational costs as a result.

      EU Universal Service Obligation (USO) directive. Pursuant to the EU USO directive and Danish USO regulation, which are designed to ensure that all end users have access to certain basic telecommunications services regardless of their geographical location at an affordable price, NITA has designated us as the Universal Service Provider ("USP") in Denmark. In the past NITA fixed the prices that we could charge to our Danish customers who use PSTN services ("USO customers") for PSTN services, but these price caps were lifted at the end of 2005. We face the risk that NITA will decide to reintroduce a price cap on the products and services we offer to our USO customers. In addition, we face uncertainty concerning the renewal of our USP designation after 2007, which may affect our revenue and earnings.

      EU Roaming Charge Regulation. The EU Commission is currently considering new regulations designed to cut international roaming charges. It is unclear what would be the outcome of such regulations if imposed. However, such regulation could have a negative impact on TDC Mobile International's revenue and earnings.

CERTAIN REGULATORY CONTINGENCIES IN SWITZERLAND MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR SWISS BUSINESS.

      Prompted by a preliminary decision by the Swiss competition authority regarding abuse of market power by Swisscom, the Swiss incumbent, in 2005, Swisscom reduced its prices for terminating mobile calls, putting heavy pressure on other Swiss mobile operators, including TDC Switzerland, to reduce their tariffs as well. The Swiss competition authority is continuing its review of the level of competition in the mobile call termination market and is currently investigating whether the Swiss mobile operators, including TDC Switzerland, have a dominant position and, if so, abuse such position. Consequently, TDC Switzerland faces the possibility that the Swiss competition authority will require Swisscom and/or TDC Switzerland to make further price reductions for terminating mobile calls. Such price reductions, if imposed on TDC Switzerland, may have a material adverse effect on the earning and profit margins of our Swiss operations. In addition, there can be no assurance that the Swiss competition authority will not impose a material fine upon TDC Switzerland if the Swiss competition authority determines that TDC Switzerland has a dominant position in the mobile call termination market and has abused such position.

      Our Swiss business benefits from regulations requiring Swisscom to grant other telecommunications operators, including us, interconnection services under cost-based terms and conditions. Swisscom has challenged the interconnection tariffs as set by the Swiss Communication Commission ("ComCom") in court. In the second half of 2006, the Federal Supreme Court in Switzerland is expected to issue a final ruling on the matter. If Swisscom's appeal is sustained and their higher interconnection rates are confirmed by the Federal Supreme Court, TDC Switzerland may have to pay higher than expected prices to use Swisscom's landline network.

      Our business plan and earnings forecasts, particularly in relation to expected broadband and triple play sales, anticipate that the Swiss legislature will enact legislation requiring Swiss telecommunications operators to open their local loop networks to other operators. Such regulations would allow TDC Switzerland to lease network capacity on Swisscom's ULL and gain access to Swisscom's customers. A revised telecommunications law providing for such opening of ULL networks was passed by the Swiss Parliament on March 24, 2006. A 100-day referendum period expires on July 13, 2006. If there is no referendum and the ordinances implementing the new law are finalized, the new law enters into force. Although unlikely, it is possible that organizations opposed to the law could force a public vote, which would further delay enactment by at least a year and could potentially result in enactment being prevented. Once the law is enacted, vested interests may attempt to prevent, impede or delay access to the ULL networks through other measures. If ULL terms and conditions are not set and enforced in a favorable way, we might have to adjust our business plan and earnings forecast.

THE LICENSES FOR THE KEY TECHNOLOGIES UNDERLYING OUR SERVICE OFFERINGS HAVE FINITE TERMS AND THE FAILURE TO RENEW ONE OF THESE LICENSES UPON TERMINATION, OR OUR INABILITY TO OBTAIN NEW LICENSES FOR NEW TECHNOLOGIES, COULD ADVERSELY AFFECT OUR BUSINESS.

      We are licensed by NITA to provide mobile telecommunications services in Denmark and by the Swiss regulator to provide mobile telecommunications services in Switzerland. For example, we have UMTS licenses to provide 3G services in Denmark and Switzerland, three GSM licenses in Denmark (including licenses for DCS 1800, DC56 and GSM, respectively) and one GSM licence in Switzerland. Our Danish and Swiss UMTS licenses are valid until October 31, 2021 and December 31, 2016, respectively. Our Danish GSM licenses are valid until June 12, 2007, January 1, 2011 and March 1, 2012, respectively and our Swiss GSM license is valid until May 31, 2008. There can be no assurance that NITA or the Swiss regulator will not withdraw our existing licenses if we can not meet license conditions, including obtaining the regulator's consent in the event of a change of control. After their respective expiration dates, we will have to reapply for a new Danish UMTS license and new Swiss GSM and UMTS licenses.

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

There can be no assurance that any application for renewal of such licenses will be successful. The three Danish GSM licenses will be extended automatically for periods of 10 years unless NITA, at its discretion, issues a decision not to extend such licenses, which decision must be made one year before the scheduled expiry date. In the event that we are unable to renew a license or obtain a new license for any technology that is important for the provision of our service offerings, we could be forced to discontinue use of that technology and our financial condition and result of operations could be materially adversely affected.

WE FACE VARIOUS LITIGATION AND COMMERCIAL DISPUTE RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      You should review "Business -- Legal Proceedings" for a summary of significant litigation and investigations which you should carefully consider before making a decision to invest in the notes. Any such litigation or investigation could have a material adverse effect on our business, financial condition or results of operations or otherwise distract attention from management.

      Pursuant to the change of control provisions in Polkomtel's bylaws and the shareholder agreement among Polkomtel's shareholders, as a result of our recent change of control, TDC is required to offer to sell its 19.6% ownership share to the other shareholders of Polkomtel. In February 2006 TDC offered its shares for a price of [EURO]214.04 per share. On March 10, 2006, the Polish shareholders in Polkomtel entered into an agreement with TDC whereby, subject to certain conditions including the outcome of the Vodafone litigation described below, they agreed to exercise their right to purchase their pro rata share of 14.8% of the share capital of Polkomtel for an aggregate price of [EURO]650.5 million. The remainder of TDC's shareholding in Polkomtel, 4.8%, has been offered to Vodafone, the only shareholder of Polkomtel who has not entered into the purchase agreement with TDC. Vodafone has claimed that the offer procedure is invalid and that the offer price determined by TDC does not reflect the market value of the Polkomtel shares. Vodafone also maintains that the price at which TDC's shares in Polkomtel should be offered for sale to Vodafone and the other shareholders should be determined in arbitration. Legal proceedings are pending in the Polish courts and the International Arbitral Center in Vienna. Upon Vodafone's motion, the District Court in Warsaw, Poland has issued an injunction which prohibits TDC from transferring any of its shares in Polkomtel. Vodafone has initiated arbitration against TDC. If these proceedings are determined adversely to TDC, TDC may be required to sell its shares in Polkomtel for less than the [EURO]214.04 price per share. Even if determined favorably to TDC, these proceedings will delay the sale of Polkomtel shares and the receipt of proceeds by TDC.

      At the EGM held on February 28, 2006, the Purchaser proposed that TDC seek to delist its shares and ADSs from the Copenhagen Stock Exchange and from the NYSE, respectively, and subsequently seek to deregister all securities from the U.S. Exchange Act. The Purchaser also proposed the introduction of a new clause into the articles of association of TDC permitting the compulsory acquisition of the shares of minority shareholders. These proposals attained an affirmative vote of over 90% of the share capital of TDC represented at the EGM and such resolutions were declared passed by the EGM. Subsequently, the DCCA ruled that it would not register the new articles of association. Further, ATP, a Danish pension fund holding 5.5% of the shares in TDC, has filed a writ with the Copenhagen City Court (which has been passed on to the Eastern High Court) against both TDC and the Purchaser seeking an acknowledgment of the invalidity of both the squeeze-out provisions in the articles of association and the authorization to delist from the Copenhagen Stock Exchange and the NYSE granted at the EGM. On April 5, TDC and the Purchaser announced that they would challenge the DCCA's ruling in the Danish courts. TDC has proceeded with its intention to delist its ADSs from the NYSE, which delisting occurred on April 19, 2006. If ATP succeeds in its litigation, we will be unable to proceed with the compulsory acquisition. In the legal proceedings instigated by ATP against the Purchaser and TDC described above, ATP has reserved the right to challenge authorizations proposed for adoption at the annual general meeting of TDC on April 26, 2006, as illegal, in particular authorizations (i) to issue warrants to management and others and (ii) to repurchase shares. Furthermore, ATP claims that the reference date with regard to the redemption price of ATP's shares should only be decided as of when the redemption may actually be completed. Finally, ATP claims that the Purchaser should pay interest on the redemption price. TDC and the Purchaser have not yet responded to these claims by ATP.

RISKS RELATED TO OUR INDEBTEDNESS AND OUR STRUCTURE

OUR HIGH LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS AND PRECLUDE US FROM SATISFYING OUR OBLIGATIONS UNDER THE NOTES.

      Following the Transactions, we are highly leveraged and will have significant debt service obligations. As of December 31, 2005, after giving pro forma effect to the Transactions, we would have had approximately DKK 76,395 million ([EURO]10,240 million) of indebtedness, of which DKK 48,538 million ([EURO]6,506 million) would be term indebtedness under the Senior Credit Facilities and DKK 15,145 million ([EURO]2,031 million) would be indebtedness under the notes. As a holder of our notes, our high leverage could have important consequences for you. Our substantial leverage poses the risk that:

      * our vulnerability to a downturn in our business or economic and industry conditions will increase;

      * our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities and other corporate requirements will be limited;

      * we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy and to grow our business in accordance with our strategy;

      * a substantial portion of our cash flow from operations will have to be dedicated to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund our operations, capital expenditures or other corporate purposes; and

      * our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate will be limited.

      Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations, including the notes.

      In addition, we may incur substantial indebtedness in the future, which could be structurally senior to the notes or could mature prior to the notes. The terms of the Indenture and the Senior Credit Facilities and the Bridge Facility restrict us from incurring additional indebtedness, but do not prohibit us from doing so. The incurrence of additional indebtedness would increase the leverage-related risks described in this offering memorandum. We may not be able to obtain sufficient financing to purchase the remaining minority shareholding in TDC. See "-The Purchaser may not be able to obtain the funds required to purchase additional shares, and the price of any shares in a compulsory acquisition is uncertain."

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT. OUR ABILITY TO GENERATE SUFFICIENT CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

      Our ability to make payments on and to refinance our debt and to fund working capital and capital expenditures will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these "Risk Factors" and elsewhere in this offering memorandum. We cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the notes, or to fund our other liquidity needs. See "Operating and Financial Review and Prospects" for a discussion of our cash flows and liquidity. If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

      *      reduce or delay our business activities and capital expenditures;

      *      sell assets;

      *      obtain additional debt or equity capital; or

      * restructure or refinance all or a portion of our debt, including the notes, on or before maturity.

      We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the notes, the Senior Credit Facilities and the Bridge Facility, limit, and any future debt may limit, our ability to pursue any of these alternatives.

WE ARE SUBJECT TO SIGNIFICANT RESTRICTIVE DEBT COVENANTS WHICH LIMIT OUR OPERATING FLEXIBILITY.

      The Senior Credit Facilities, the Indenture and the Bridge Facility contain covenants significantly restricting our ability to, among other things:

      *      incur or guarantee additional indebtedness;

      * pay dividends or make other distributions, or repurchase or redeem our stock;

      *      make investments or other restricted payments;

      *      create liens;

      *      enter into certain transactions with affiliates;

      * enter into agreements that restrict our restricted subsidiaries' ability to pay dividends; and

      *      consolidate, merge or sell all or substantially all of our assets.

      These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions, investments and other business activities that may be in our interest. We have a history of expansion through initial minority investments, and may be unable to continue this strategy.

      The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or the Bridge Facility or certain other defaults under any other agreement, the lenders could terminate their commitments (in the case of the Revolving Credit Facility) and declare all amounts owed to them due and payable. In addition, a default under the Indenture would result in cross-default under the Senior Credit Facilities and the Bridge Facility. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions could also be accelerated and become due and payable in such circumstances. We may be unable to pay these debts in such circumstances.

THE PURCHASER MAY NOT BE ABLE TO OBTAIN THE FUNDS REQUIRED TO PURCHASE ADDITIONAL SHARES OF TDC, AND THE PRICE OF ANY SHARES IN A COMPULSORY ACQUISITION MAY BE UNCERTAIN.

      We do not presently have committed facilities for the purchase of additional shares of TDC other than the remaining availability under the Bridge Facility, which expires on May 30, 2006. Following the Debt Pushdown, the Senior Credit Facilities do not provide for any further term loans to be made available to the Purchaser (either through equity contribution to the Purchaser by the Issuer or otherwise) for the purchase of additional shares in TDC. The Revolving Credit Facility may not be drawn by the Issuer for this purpose. The remaining availability under the Bridge Facility for making purchases of additional shares in TDC expires on May 30, 2006. The shareholders of the Issuer are under no obligation to contribute further equity to the Issuer to fund purchases of additional shares of TDC. Therefore, financing for the purchase of additional share capital is not committed and new financing may not be available on attractive terms or at all, or may adversely affect the credit rating of the Issuer.

      We suspended the compulsory acquisition of minority shares following the ruling by the DCCA that it would not register the articles of association granting the Purchaser the right to compulsorily acquire shares held by other shareholders of TDC. The Purchaser and TDC have decided to challenge that ruling. However, no assurance can be given that we will be successful in our challenge and the effects of a successful challenge are uncertain. We cannot rule out the possibility that over our objection we could be required to complete the compulsory acquisition at a higher price, as each shareholder has the right to an expert valuation of the shares acquired pursuant to the compulsory acquisition. We believe that any such expert valuation should determine the value of TDC Shares as of March 5, 2006, the date on which the Purchaser first initiated the compulsory acquisition. However, there can be no assurance that the price to be paid by the Purchaser in the compulsory acquisition would not be determined by a court or valuation expert to be greater than DKK 382 per share (adjusted for any dividends or distributions subsequent to the initiation of the compulsory acquisition). In addition, we cannot rule out the possibility that we could be required to complete the compulsory acquisition even if we have not succeeded in arranging financing for additional share purchases. We do not presently have committed financing for completing the compulsory acquisition other than the remaining availability under the Bridge Facility. It is unlikely that any litigation with respect to the compulsory acquisition will be resolved before such expiration of the Bridge Facility. Furthermore, there is no obligation on the part of the shareholders of the Issuer to contribute funds to the Issuer or the Purchaser to complete the compulsory acquisition.

      The Senior Credit Facilities and the Bridge Facility, as well as the covenants in the notes, restrict the incurrence of further debt by the Issuer, which may make it more difficult to obtain additional financing. In the event that we wished to or are required to make further purchases of TDC Shares, we could be required to refinance our existing indebtedness or obtain consents from lenders in order to obtain the required funds, which we may not be able to do.

....

                                CAPITALIZATION

      The following table sets forth the capitalization on a consolidated basis of the Issuer as of December 31, 2005 on a pro forma basis after giving effect to the Transactions, on the basis of an 88.2% ownership of the share capital of TDC. The information in this table should be read in conjunction with "Use of Proceeds," "The Acquisition and Related Financings," "Unaudited Pro Forma Combined Financial Statements," "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included elsewhere in this offering memorandum.

                                                                                                 ISSUER
                                                                                          UNAUDITED PRO FORMA
                                                                                      AS OF DECEMBER 31, 2005 (1)
                                                                                --------------------------------------
                                                                                     [EURO]                   DKK
                                                                                -----------------      ---------------
                                                                                               (IN MILLIONS)
GROSS DEBT:
  Senior Credit Facilities:
    Term Facilities: (2)
      Term A Facility ................................................                1,576                  11,758
      Term B Facility ................................................                2,465                  18,390
      Term C Facility ................................................                2,465                  18,390
    Revolving Credit Facility (3) ....................................                  --                       -
                                                                                -----------------      ---------------
TOTAL SENIOR CREDIT FACILITIES .......................................                6,506                  48,538

  TDC A/S EMTNs:
    5.000% EMTN due July 2008 ........................................                  194                   1,447
    1.280% EMTN due July 2008 ........................................                   22                     164
    5.625% EMTN due February 2009 ....................................                  345                   2,574
    6.500% EMTN due April 2012 .......................................                  724                   5,401
  Other debt of TDC A/S or its subsidiaries (4) ......................                  419                   3,126
                                                                                -----------------      ---------------
TOTAL DEBT OF TDC AND ITS SUBSIDIARIES ...............................                1,704                  12,712
                                                                                -----------------      ---------------
TOTAL SENIOR DEBT (5) ................................................                8,210                  61,250
  Notes offered hereby (6) ...........................................                2,031                  15,145
                                                                                -----------------      ---------------

TOTAL GROSS DEBT (7) .................................................               10,240                  76,395
                                                                                -----------------      ---------------
  Unamortized debt issue costs, debt discount and premium ............                 (431)                 (3,216)
                                                                                -----------------      ---------------

TOTAL DEBT (8) .......................................................                9,809                  73,179
                                                                                -----------------      ---------------
Shareholder funding:
Attributable to Issuer ...............................................                2,181                  16,271
Attributable to minority interests ...................................                   54                     404
                                                                                -----------------      ---------------
      TOTAL CAPITALIZATION  ..........................................               12,044                  89,854
                                                                                =================      ===============

-------------------
(1) Amounts were translated at an exchange rate of [EURO]1.00 = DKK 7.4605, the 2005 year-end rate used in our consolidated financial statements. Capitalization is consolidated and therefore includes HTCC, an unrestricted subsidiary.
(2) Assumes repayment on April 24, 2006 of our 5.875% EMTN due April 2006 with drawings under the Senior Credit Facilities. A further [EURO]250 million is available until July 30, 2006 for the purpose of funding EMTN repurchases.
(3) We have a [EURO]700 million Revolving Credit Facility available under the Senior Credit Facilities.
(4) Includes [EURO]119 million (DKK 886 million) of mortgages and [EURO]300 million (DKK 2,240 million) of other loans not refinanced in the Transactions and the indebtedness of HTCC, which will be an unrestricted subsidiary.
(5) Represents debt that is structurally or contractually senior to the notes and the Bridge Facility.
(6) Represents euro-equivalent of euro-denominated and dollar-denominated notes.
(7) A further [EURO]269 million remains available under the Bridge Facility until May 30, 2006.
(8)   Includes [EURO]31 million (DKK 235 million) of pro forma short-term debt.

     SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

      The following selected historical IFRS financial data for TDC as of and for the years ended December 31, 2004 and 2005 have been derived from our audited financial statements and notes thereto which have been prepared in accordance with IFRS and are included elsewhere in this offering memorandum. TDC has not prepared audited financial statements in accordance with IFRS for periods prior to 2004. We have also included selected historical Danish GAAP financial data for TDC as of and for the years ended December 31, 2001, 2002, 2003 and 2004. The unaudited Danish GAAP financial data as of and for the year ended December 31, 2001 has been derived from TDC's Annual Report on Form 20-F filed for 2004. The financial data as of and for the years ended December 31, 2002, 2003 and 2004 have been derived from TDC's previous audited financial statements prepared in accordance with Danish GAAP as filed with the SEC in TDC's Annual Report on Form 20-F for 2004.

      TDC's historical consolidated financial statements are presented in Danish kroner and have been prepared in accordance with either IFRS or Danish GAAP, which differ in certain significant respects from US GAAP. The material differences between Danish GAAP and IFRS as they relate to TDC are discussed in note 1 to our consolidated financial statements. The material differences between US GAAP and IFRS as they relate to TDC are discussed in note 34 to our consolidated financial statements.

      You should read this selected financial data in conjunction with "Operating and Financial Review and Prospects" and the consolidated IFRS financial statements, related notes and other financial information included elsewhere in this offering memorandum and the consolidated Danish GAAP financial statements and notes thereto included in TDC's Annual Report on Form 20-F for 2004.

                                                                                          YEAR ENDED DECEMBER 31,
                                                                          -------------------------------------------------------
                                                                                2004            2005                   2005
                                                                          --------------   --------------   ---------------------
                                                                           (IN DKK MILLIONS, EXCEPT RATIOS)  (IN [EURO] MILLIONS,
                                                                                                                   EXCEPT RATIOS)
FINANCIAL DATA OF TDC (IFRS):

STATEMENT OF INCOME DATA (AUDITED):
Revenue............................................................             42,339         46,588                   6,245
                                                                          --------------   --------------   ---------------------
Income before depreciation, amortization, and special items........             11,996         13,003                   1,743
Depreciation, amortization, and impairment losses..................             (6,661)        (6,790)                   (910)
                                                                          --------------   --------------   ---------------------
Operating income, before special items ............................              5,335          6,213                     833
Special items (1)..................................................                385           (968)                   (130)
                                                                          --------------   --------------   ---------------------
Operating income, including special items..........................              5,720          5,245                     703
Income from associates.............................................              5,632            334                      45
Net financial items (2)............................................               (716)        (1,056)                   (142)
                                                                          --------------   --------------   ---------------------
Income before income taxes.........................................             10,636          4,523                     606
Income taxes.......................................................             (1,041)        (1,026)                   (138)
                                                                          --------------   --------------   ---------------------
Income from continuing operations..................................              9,595          3,497                     469
Income from discontinued operations, net of tax....................                315          3,953                     530
                                                                          --------------   --------------   ---------------------
Net income.........................................................              9,910          7,450                     999
                                                                          ==============   ==============   =====================
BALANCE SHEET DATA (AUDITED AT PERIOD END):
Total assets.......................................................             90,264         93,524                  12,536
Total shareholders' equity.........................................             38,850         43,795                   5,870
STATEMENT OF CASH FLOW DATA (AUDITED):
Net cash from operating activities.................................             11,084          8,691                   1,165
Net cash (used for) / from investing activities....................              2,889         (1,226)                   (164)
Net cash from / (used for) financing activities....................            (12,573)        (4,229)                   (567)
                                                                          --------------   --------------   ---------------------
Change in cash and cash equivalents................................              1,400          3,236                     434
                                                                          ==============   ==============   =====================
OTHER FINANCIAL DATA (UNAUDITED):
Gross debt (3).....................................................             30,975         30,736                   4,120
EBITDA before special items (4)....................................             11,996         13,003                   1,743
EBITDA margin (5)..................................................               28.3%         27.9%                    27.9%
Capital expenditures (6)...........................................              5,148          5,624                     754
Capex-to-revenue ratio (7).........................................               12.2%          12.1%                   12.1%
Adjusted capex-to-revenue ratio (7)................................               14.5%          14.3%                   14.3%
Change in working capital (8)......................................              1,212           (527)                    (71)

-------------------
(1) Special items include significant amounts that cannot be attributed to normal operations such as large gains and losses related to divestment of subsidiaries, special write-downs for impairment and costs for restructuring and others. Items of a similar nature for the non-consolidated enterprises are recognized under income from associates and net income from discontinued operations. In 2005, special items covered only restructuring costs and amounted to DKK (968) million ([EURO](130) million) before tax and DKK (817) million ([EURO](110) million) after tax, reflecting primarily the redundancy programs in the domestic operations and costs for financial and legal advisers related to the Transactions. In 2004, special items amounted to DKK 385 million ([EURO]52 million) before tax and DKK 741 million ([EURO]99 million) after tax. Profit before tax on divestment of major enterprises amounted to DKK 943 million ([EURO]126 million) before tax, reflecting primarily the disposal of Dan Net. Restructuring costs before tax amounted to DKK
      (558) million ([EURO](75) million) and related primarily to the redundancy programs in the domestic operations. Restructuring costs after tax amounted to DKK (192) million ([EURO](26) million), of which DKK 199 million ([EURO]27 million) related to a change in the tax value of goodwill in Talkline.
(2) Net financial items consists of financial income, financial expense and fair value adjustments.
(3) Gross debt represents the amount of principal repayable irrespective of related transaction costs, if any (i.e., before adjustment for any unamortized issue costs, debt discounts or premiums arising on issuance). For purposes of the balance sheet presentation under IFRS, debt is shown net of any unamortized issue costs, debt discounts or premiums arising on issuance.
(4) EBITDA before special items is operating income before depreciation, amortization and before special items, as shown on our statement of income. This measure is presented as we believe that it and similar measures are widely used in the global telecommunications industry as a means of evaluating a company's operating performance.

(5)    EBITDA margin is EBITDA before special items divided by revenue.
(6) Capital expenditures include expenditures on intangible assets and property, plant and equipment, but excludes share acquisitions.
(7) The capex-to-revenue ratio is calculated by dividing capital expenditures, excluding share acquisitions, by revenue. The capex-to-revenue ratio is presented as a measure of the extent to which revenue is being spent on capital expenditures.

      We have also provided an adjusted capex-to-revenue ratio, which excludes Talkline, etc. (which includes our Talkline and easyMobile activities). Talkline etc.'s revenue was DKK 7,763 million ([EURO]1,041 million) in 2005 (2004: DKK 7,675 million ([EURO]1,029 million)) and capital expenditure was DKK 73 million ([EURO]10 million) in 2005 (2004: DKK 112 million ([EURO]15 million)). Talkline is a reseller of telephony products and as a result has disproportionately low capital expenditure requirements compared to our business as a whole. You should note that certain other aspects of our non-reselling business may have low capital expenditure requirements.

(8) Change in working capital is change in inventory, receivables, trade payables and certain other items.

FINANCIAL DATA OF TDC (DANISH GAAP)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------------------
                                                                     2001             2002            2003            2004
                                                                --------------   --------------   -------------   -------------
                                                                                       (IN DKK MILLIONS)
                                                                  (UNAUDITED)                      (AUDITED)
STATEMENT OF INCOME DATA:
Net revenue .................................................        41,838          42,011          41,413          43,570
Work performed for own purposes and capitalized .............         1,439           1,465           1,291           1,225
Other operating income ......................................           426             344             525           6,683
                                                                --------------   --------------   -------------   -------------
Total revenue ...............................................        43,703          43,820          43,229          51,478
Operating expenses before depreciation and amortization .....       (35,547)        (32,725)        (32,123)        (33,221)
Depreciation and amortization ...............................        (8,534)         (8,030)         (7,963)         (8,193)
                                                                --------------   --------------   -------------   -------------
Total operating expenses ....................................       (44,081)        (40,755)        (40,086)        (41,414)
                                                                --------------   --------------   -------------   -------------
Operating income (loss) .....................................          (378)          3,065           3,143          10,064
Net financials (1) ..........................................         1,160           2,725             239              27
                                                                --------------   --------------   -------------   -------------
Income before income taxes ..................................           782           5,790           3,382          10,091
Income taxes ................................................        (1,397)         (1,559)         (1,629)         (1,351)
                                                                --------------   --------------   -------------   -------------
Income before minority interests ............................          (615)          4,231           1,753           8,740
Minority interests' share of net result .....................           534             227              (8)              2
                                                                --------------   --------------   -------------   -------------
Net income (loss) ...........................................           (81)          4,458           1,745           8,742
                                                                ==============   ==============   =============   =============

                                                                           (UNAUDITED)                       (AUDITED)
BALANCE SHEET DATA (AT PERIOD END):
Total assets ................................................        86,681          83,626          89,515          87,546
Total shareholders' equity ..................................        32,713          34,661          32,973          35,963
                                                                  (UNAUDITED)                      (AUDITED)
CASH FLOW DATA:
Net cash from operating activities ..........................         5,554          10,416          10,051          10,274
Net cash (used for) / from investing activities .............       (19,405)         (2,627)        (12,008)          3,666
Net cash from / (used for) financing activities .............        10,863          (6,759)          4,943         (12,562)
                                                                --------------   --------------   -------------   -------------
Change in cash and cash equivalents .........................        (2,988)          1,030           2,986           1,378
                                                                ==============   ==============   =============   =============
OTHER FINANCIAL DATA (UNAUDITED):
EBITDA (2) ..................................................         8,156          11,095          11,106          18,257
EBITDA Margin (3) ...........................................          19.5%           26.4%           26.8%           41.9%
Capital expenditures (4) ....................................          9,344          6,341           5,505           5,254
Capex-to-revenue ratio (5) ..................................          22.3%          15.1%           13.3%           12.1%
Change in working capital (6) ...............................            --           1,590           1,461           1,257

-------------------
(1) Net financials consists of financial income, financial expense, fair value adjustments and share of income before tax of associated enterprises.
(2) EBITDA is operating income (loss) before depreciation and amortization. This measure is presented as we believe that it and similar measures are widely used in the global telecommunications industry as a means of evaluating a company's operating performance. As presented herein, EBITDA is calculated using statement of income data derived from our financial statements prepared in accordance with Danish GAAP, and is therefore calculated on a different basis than EBITDA before special items.
(3)    EBITDA margin is EBITDA divided by net revenue.
(4) Capital expenditures include expenditures on intangible assets and property, plant and equipment, but excludes share acquisitions.
(5) The capex-to-revenue ratio is calculated by dividing capital expenditures, excluding share acquisitions, by revenue. The capex-to-revenue ratio is presented as a measure of the extent to which revenue is being spent on capital expenditures.
(6) Change in working capital is change in inventory, receivables, trade payables and certain other items.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma financial information is based on the audited IFRS financial information of TDC appearing elsewhere in this offering memorandum and the unaudited IFRS financial information of the Issuer as combined and adjusted to illustrate the estimated pro forma effects of the Transactions, including:

      *      the Tender Offer and the initial financing thereof,

      * the Debt Pushdown, including the drawing of the Senior Credit Facilities by TDC, the repayment of term loans incurred by the Issuer from dividends paid by TDC to the Purchaser, in turn distributed to the Issuer, and the payment of a pro rata minority dividend to minority shareholders of TDC,

      * the redemption and refinancing of EMTNs of TDC in the debt tender offer and the repayment of EMTNs due on April 24, 2006,

      * the offering of the notes and the application of the proceeds thereof, and

      * the payment of certain fees and expenses associated with the Transactions.

      The unaudited pro forma balance sheet gives effect to the Transactions as if they had occurred on December 31, 2005 and the unaudited pro forma statement of income gives effect to the Transactions as if they had occurred on January 1, 2005. The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements of TDC included elsewhere herein, "The Acquisition and Related Financings" and "Operating and Financial Review and Prospects." The unaudited pro forma financial information is for informational purposes only and is not intended to represent or to be indicative of the consolidated results of operations or financial position that the Issuer would have reported had the Transactions been completed as of the dates presented, and should not be taken as representative of the Issuer's future consolidated results of operations or financial position.

      The unaudited pro forma adjustments are based upon available information and certain assumptions that the Issuer believes are reasonable. However, as of the date of this offering memorandum, the Issuer has not performed the valuation studies necessary to estimate the fair values of the assets the Purchaser has acquired and the liabilities the Purchaser has assumed and the related allocation of purchase price. Please refer to note (c) to the unaudited pro forma balance sheet for further discussion of the purchase price allocation.

      The unaudited pro forma statement of income does not reflect any one-time charges that the Issuer will record on or following the closing of the Transactions. These one-time charges will primarily relate to historic debt issuance costs incurred in connection with the refinancing of that debt.

      While the Purchaser had offered to acquire 100% of the outstanding TDC share capital, as of the date of this offering memorandum, the Purchaser owns approximately 88.2%, which amount may subsequently be reduced to 87.9%. This unaudited pro forma financial information has been prepared to reflect the acquisition of 88.2% of the outstanding TDC share capital. It is also possible that the Purchaser could subsequently acquire further shares of TDC's share capital.

                                                          UNAUDITED PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 2005
                                         ---------------------------------------------------------------------------------------
                                                                        ACQUISITION AND                            CONSOLIDATED
                                           HISTORICAL    HISTORICAL        FINANCING           REFINANCING            ISSUER
                                            ISSUER          TDC            ADJUSTMENTS          ADJUSTMENTS          PRO FORMA
                                         ------------  -------------  --------------------  -----------------  -----------------
                                                                             DKKM
ASSETS
Non-current assets
Intangible assets ..................                        33,118           29,334 (c)                                62,452
Property, plant and equipment ......                        26,054                                                     26,054
Pension assets .....................                         5,645                                                      5,645
Other non-current assets ...........        7,627 (a)        3,798           (7,627)                                    3,798
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total non-current assets ........        7,627           68,615           21,707                                    97,949
                                         ------------  -------------  --------------------  -----------------  -----------------
Current assets
Receivables ........................                         8,617                                                      8,617
Marketable securities ..............                         3,687           (3,687) (b)                                    0
Cash and cash equivalents ..........                        10,063          (10,063) (b)                                    0
Other current assets ...............                         2,542                                                      2,542
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total current assets ............            0           24,909          (13,750)                                   11,159
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total assets ....................        7,627           93,524            7,957                                   109,108
                                         ============  =============  ====================  =================  =================
EQUITY AND LIABILITIES
Equity attributable to Issuer ......        7,507 (a)       43,520          (34,756) (b)                               16,271
Minority interests .................            0              275              129 (d)                                   404
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total equity ....................        7,507           43,795          (34,627)                                   16,675
                                         ------------  -------------  --------------------  -----------------  -----------------
Non-current liabilities
Bonds, loans and other debt ........                        24,890          (12,834) (b)                               12,056
Senior secured debt ................                                         45,743 (b)                                45,743
Bridge facility debt ...............                                         15,145            (15,145) (e)                 0
Notes offered hereby ...............                                                            15,145 (e)             15,145
Deferred tax liabilities ...........                         3,494                                                      3,494
Deferred income ....................                         1,141                                                      1,141
Other non-current liabilities ......                         1,606                                                      1,606
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total non-current liabilities ...             0           31,131           48,054                  0                 79,185
                                         ------------  -------------  --------------------  -----------------  -----------------
Current liabilities
Current portion of long-term
   loans and debt ..................                         5,425           (5,190) (b)                                  235
Trade and other payables ...........                         9,210             (637) (b)                                8,573
Deferred income ....................                         2,661                                                      2,661
Other current liabilities ..........          120            1,302              357                                     1,779
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total current liabilities .......          120           18,598           (5,470)                 0                 13,248
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total liabilities ...............          120           49,729           42,584                  0                 92,433
                                         ------------  -------------  --------------------  -----------------  -----------------
   Total equity and liabilities ....        7,627           93,524            7,957                  0                109,108
                                         ============  =============  ====================  =================  =================

-------------------
Footnotes to the pro forma balance sheet:

(a) Reflects cash contributions used to acquire shares of TDC in the open market prior to the completion of the Tender Offer of DKK 7,627 million ([EURO]1,022 million) and hedging losses incurred by the Issuer of DKK 120 million ([EURO]16 million).

(b)   Tender offer and initial financing

       See accompanying notes to the unaudited pro forma balance sheet.

      The following table reflects the sources and uses of cash, cash equivalents and marketable securities for the Tender Offer and the financing thereof prior to this offering assuming 88.2% of the outstanding TDC share capital is acquired:

                                                                                             [EURO] (I)        DKK (I)
                                                                                            -------------   --------------
                                                                                           (IN MILLIONS)
       SOURCES
       Term Facilities (ii)* .....................................................              6,506            48,538
       Revolving Credit Facility (iii) ...........................................                  0                 0
       Bridge Facility (iv)* .....................................................              2,031            15,145
       Equity commitments (v)* ...................................................              2,197            16,391
       Other cash (vi) ...........................................................                103               779
                                                                                            -------------   --------------
          Total sources ..........................................................             10,837            80,853
                                                                                            =============   ==============
       USES
       Aggregate share purchase consideration (vii) ..............................              8,988            67,053
       Refinancing of existing debt (viii)* ......................................              2,416            18,024
       Premium on refinancing of existing debt (ix)* .............................                 36               271
       Estimated fees and expenses (x)* ..........................................                524             3,909
       Minority interest dividend payment (xi) ...................................                679             5,066
       Accrued interest (xii) ....................................................                 85               637
                                                                                            -------------   --------------
          Total uses .............................................................             12,728            94,960
                                                                                            -------------   --------------
       Net change ................................................................             (1,891)          (14,107)
                                                                                            =============   ==============
       Net change comprised of adjustments to:
          Change in marketable securities ........................................               (494)           (3,687)
          Change in cash and cash equivalents ....................................             (1,349)          (10,063)
          Change in other current liabilities ....................................                (48)             (357)
                                                                                            -------------   --------------
                                                                                               (1,891)          (14,107)
                                                                                            =============   ==============

-------------------
      *      Original transaction currency: [EURO].

      (i) The exchange rate used for purposes of this table is the official rate of exchange quoted at December 31, 2005 of: [EURO]1.00:DKK 7.4605.

      (ii) Represents the amounts drawn under the Term A Facility, Term B Facility and Term C Facility of the Senior Credit Facilities to finance the Transactions. Details of the amounts drawn under each facility are as follows:

     DESCRIPTION                                                                              [EURO]            DKK
     -----------------------------------------------------------------------------------  --------------   -------------
                                                                                                (IN MILLIONS)
     Term A Facility ...........................................................               1,576            11,758
     Term B Facility ...........................................................               2,465            18,390
     Term C Facility ...........................................................               2,465            18,390
                                                                                        --------------   -------------
     TOTAL......................................................................               6,506            48,538
                                                                                        ==============   =============

      (iii) The Senior Credit Facilities also include the Revolving Credit Facility of up to [EURO]700 million, which is undrawn on a pro forma basis.

      (iv) Represents the amounts drawn under the Bridge Facility for use by the Purchaser to finance the Transactions.

      (v) Consists of net cash equity contributions to the Issuer from the Equity Investors.

      (vi) Represents cash received by TDC on the exercise of employee share options for TDC shares that were tendered in connection with the Tender Offer.

      (vii) Represents the total amount of cash consideration for 88.2% of the then outstanding TDC share capital acquired, and does not take into account that 0.3% of the share capital may be returned to employee shareholders of TDC.

      (viii) Represents the book values of EMTN bonds that are to be refinanced by new debt comprised of DKK 12,920 million ([EURO]1,732 million) repurchased in the Debt Tender and Redemption and

             DKK 5,104 million ([EURO]684 million) to be repaid on maturity in April 2006. EMTN bonds with a December 31, 2005 book value of DKK 9,546 million ([EURO]1,280 million) will remain outstanding after the refinancing.

      (ix) Represents the premium of the tender price over the book value of the tendered EMTN bonds.

      (x) Represents estimated fees and expenses, including Consortium fees, comprised of an estimated DKK 1,114 million ([EURO]149 million) related to the Tender Offer and an estimated DKK 2,795 million ([EURO]375 million) related to new financing. For the purposes of the pro forma presentation, Consortium fees have been allocated 25% to estimated acquisition costs and 75% to debt issue costs.

      (xi) Represents the cash dividend payment made by TDC to minority shareholders as part of the Debt Pushdown on April 11, 2006, in connection with the Transactions, calculated at a dividend per share of DKK 219.50 ([EURO]29.40) on 23,077,529 minority shares assumed to be outstanding.

      (xii) Represents primarily accrued interest as if the EMTN bonds were tendered on December 31, 2005. This amount does not include interest on these EMTN bonds subsequent to December 31, 2005.

(c) For the purposes of the pro forma presentation, the excess of our costs to acquire TDC over the historic book value of TDC net assets acquired has been assumed to be goodwill. As of the date of this offering memorandum, the Issuer has not performed the valuation studies necessary in order to accurately estimate the fair values of the assets acquired and liabilities assumed. Accordingly, the excess of the purchase price over the historical equity has been recorded as goodwill in the pro forma balance sheet. Ultimately, a portion of the purchase price may be allocated to plant, property, and equipment or other intangible assets with finite lives (and related minority interest), which will result in additional depreciation and amortization expense. In addition, a step up or change to the amount of the recorded net pension asset could arise from the purchase and result in the elimination of any deferred gains being amortized to the profit and loss account. The Issuer does not expect the final purchase price allocation to have a significant impact on its cash flows or EBITDA before special items. The following table reflects the adjustment to goodwill as a result of the purchase price:

                                                                                                      DKKM
                                                                                                  -----------
      Aggregate share purchase consideration ..................................................      67,053
      Estimated acquisition costs .............................................................       1,114
                                                                                                  -----------
      Aggregate purchase price ................................................................      68,167
      Historical equity .......................................................................      38,385
      Initial purchase allocation adjustment ..................................................      29,782
      Allocations due to Tender Offer:
         Cash in of employee share options (see (b) (vi) above), 88.2% ........................        (687)
         Premium on refinancing of existing debt (see (b) (ix) above), 88.2% ..................         239
                                                                                                  -----------
      Adjustment to goodwill for purchase of the 88.2% interest ...............................      29,334
                                                                                                  ===========

(d) The pro forma adjustments assume that the Issuer acquires 88.2% of the outstanding share capital of TDC. This adjustment relates to the portion of the pro forma profit and loss adjustment of the Issuer that are attributed to the 11.8% minority interest that we have assumed will remain outstanding after the offering less dividends paid to minority shareholders on April 11, 2006 in connection with the Debt Pushdown of DKK 5,066 million ([EURO]679 million).

(e) The following table reflects the use of proceeds from the offering of the notes.

                                                                                          [EURO]            DKK
                                                                                      -----------    ------------
                                                                                              (IN MILLIONS)
      Gross proceeds of the notes offered hereby ................................        2,031          15,145
      Repayment of the Bridge Facility ..........................................       (2,031)        (15,145)
                                                                                      -----------    ------------
      Net use of available cash .................................................            0               0
                                                                                      ===========    ============

      Note that the estimated fees and expenses related to the issuance of the notes are included in total estimated fees and expenses related to the Transactions described in footnote (b)(x).

      The following table reflects the pro forma movements in outstanding debt resulting from the Transactions:

                                                                         AS OF DECEMBER 31, 2005
                                           ----------------------------------------------------------------------------------
                                              HISTORICAL                       ISSUER            CURRENT          LONG-TERM
                                                 TDC          CHANGE          PRO FORMA          PORTION           PORTION
                                           --------------  ------------  -----------------  ----------------  ---------------
                                                                               (DKK M)
Description
Bonds, loans and other debt .............        30,736      (18,024)            12,712              320            12,392
Senior Credit Facilities:
     Term Facilities (A,B,C) ............             0       48,538             48,538              457            48,081
     Revolving Credit Facility ..........             0            0                  0                0                 0
Bridge Facility .........................             0            0                  0                0                 0
Notes offered hereby ....................             0       15,145             15,145                0            15,145
                                           --------------  ------------  -----------------  ----------------  ---------------
GROSS DEBT* .............................        30,736       45,659             76,395              777            75,618
                                           --------------  ------------  -----------------  ----------------  ---------------
Unamortized debt issue costs, debt
  discount and premium ..................          (421)      (2,795)            (3,216)            (542)           (2,674)
                                           --------------  ------------  -----------------  ----------------  ---------------
TOTAL DEBT ..............................        30,315       42,864             73,179              235            72,944
                                           ==============  ============  =================  ================  ===============

-------------------
      * Gross debt represents the amount of principal repayable on maturity. For purposes of the balance sheet presentation under IFRS, debt is shown net of any unamortized debt issue costs, and any unamortized debt discount or premium arising on issuance.

                                                                     UNAUDITED PRO FORMA STATEMENT OF INCOME FOR THE
                                                                          TWELVE MONTHS ENDED DECEMBER 31, 2005
                                                        ------------------------------------------------------------------------
                                                                                                                 CONSOLIDATED
                                                            HISTORICAL     HISTORICAL        TRANSACTION            ISSUER
                                                              ISSUER           TDC           ADJUSTMENTS           PRO FORMA
                                                        ---------------  --------------  ------------------  -------------------
                                                                                          DKKM
STATEMENT OF INCOME
Revenue ..........................................             46,588                                                 46,588
Operating expenses before depreciation,
  amortization and special items .................                 (8)      (33,842)            (37) (a)             (33,887)
Other income and expenses, net ...................                              257                                      257
                                                        ---------------  --------------  ------------------  -------------------
Operating income before depreciation,
  amortization and special items .................                 (8)       13,003             (37)                  12,958
Depreciation, amortization, and
  impairment losses ..............................                           (6,790)                                  (6,790)
                                                        ---------------  --------------  ------------------  -------------------
Operating income, excluding special items ........                 (8)        6,213             (37)                   6,168
Special items ....................................                             (968)                                    (968)
                                                        ---------------  --------------  ------------------  -------------------
Operating income, including special items ........                 (8)        5,245             (37)                   5,200
Income from associates ...........................                              334                                      334
Net financial items:
   Financial income and fair value adjustments ...                              (83)                                     (83)
   Interest expenses net .........................                (33)         (973)         (3,859) (b)              (4,865)
                                                        ---------------  --------------  ------------------  -------------------
                                                                  (33)       (1,056)         (3,859)                  (4,948)
                                                        ---------------  --------------  ------------------  -------------------
Income before income taxes .......................                (41)        4,523          (3,896)                     586
Income taxes .....................................                           (1,026)          1,091 (c)                   65
                                                        ---------------  --------------  ------------------  -------------------
Income from continuing operations ................                (41)        3,497          (2,805)                     651
Income from discontinued operations,
  net of tax .....................................                            3,953                                    3,953
                                                        ---------------  --------------  ------------------  -------------------
Net income .......................................                (41)        7,450          (2,805)                   4,604
                                                        ===============  ==============  ==================  ===================
Attributable to:
-- Shareholders of the Parent company ............                (41)        7,474          (3,413)                   4,020
-- Minority interests ............................                  0           (24)            608 (d)                  584

-------------------
Footnotes to the pro forma statement of income:

(a) Represents incremental charges for administration and management by the Consortium of approximately [EURO]5 million.

(b) Reflects pro forma interest expense resulting from the new capital structure using the assumed interest rates below:

                                                                                         TWELVE MONTHS
                                                                                             ENDED
                                                                                       DECEMBER 31, 2005
                                                                                  --------------------------
                                                                                             DKK M
Term Facilities (i) ........................................................                          2,781
Revolving Credit Facility (ii) .............................................                             39
Floating Rate Notes (iii) ..................................................                            314
Senior Notes (iv) ..........................................................                          1,038
Historical interest expense related to EMTN bonds, mortgage and other
  debt assumed not to be refinanced (v) ....................................                            764
                                                                                  --------------------------
Total pro forma interest expense ...........................................                          4,936
Amortization of debt issuance costs, discount and premium (vi) .............                            318
                                                                                  --------------------------
Total pro forma interest expense ...........................................                          5,254
Less: Historical interest expense on EMTN bonds, mortgage and other
  loans included in Historical expense for TDC (vii) .......................                         (1,699)
Less: Historical interest income on cash and cash equivalents and
  marketable securities (vii) ..............................................                            304
                                                                                  --------------------------
Net adjustment to interest expense .........................................                          3,859
                                                                                  ==========================

      A 1% variance in interest rates related to the following variable rate borrowings would have the following effect on pro forma interest expense:

                                                           TWELVE MONTHS
                                                              ENDED
                                                         DECEMBER 31, 2005
                                                     -----------------------
                                                              (DKK M)
    Term Facilities ..............................                       243
    Floating Rate Notes ..........................                        33
    Mortgages ....................................                         9
                                                     -----------------------
    Total ........................................                       285
                                                       =======================

      (i) Reflects pro forma interest expense on the Term A, Term B, and Term C loan facilities of the Senior Credit Facilities calculated as follows, on the basis of an allocation of 50% to a 3 month floating rate and 50% to a fixed rate of interest:

          DESCRIPTION    PRINCIPAL     INTEREST RATE     MARGIN     INTEREST EXPENSE
          ------------  -----------  ----------------  ---------  --------------------
                           (DKK M)                                        (DKK M)
          Term A            11,758            3.225%      2.125%                  629
          Term B            18,390            3.225%      2.375%                1,030
          Term C            18,390            3.225%      2.875%                1,122
                        ----------                               --------------------
          Total             48,538                                              2,781
                        ----------                               --------------------

             The Term Loans bear interest of EURIBOR plus a margin. The Issuer has also committed to undertake interest rate swaps to fix the rate of 50% of the outstanding balances by swapping the floating 3 month EURIBOR for a fixed interest rate. For the purposes of the pro forma presentation, the 3 month EURIBOR rate at March 31, 2006 (of 2.817%) has been assumed to apply with floating 3 month EURIBOR swapped for a fixed rate (of 3.632%) for 50% of the outstanding principal balance.

      (ii) Reflects commitment fees of 0.75% on the undrawn balance under the [EURO]700 million Revolving Credit Facility.

      (iii) Reflects pro forma interest expense on an assumed [EURO]440 million (DKK 3,283 million) of the Floating Rate Notes offered hereby assuming an interest rate of EURIBOR plus 6.75%.

      (iv) Reflects pro forma interest expense on an assumed [EURO]1,591 million (DKK 11,862 million) of the Senior Notes offered hereby assuming an all-in interest cost of 8.75% per annum.

      (v) Reflects historical interest expense on the [EURO]1,648 million (DKK 12,295 million) of TDC outstanding debt assumed not to be refinanced as part of the Transactions. The assumed debt consists of the following:

                                         BOOK VALUE AT    INTEREST       HISTORICAL
              DESCRIPTION                DEC. 31, 2005      RATE          EXPENSE
              -------------------------  -------------  -------------  -------------
                                           (DKK M)                       (DKK M)
           Bonds......................          9,546          6.59%            629
           Mortgages..................            886          2.60%             23
           Other loans................          1,863          6.01%            112
                                        -------------                 -------------
           Total......................         12,295                           764
                                        =============                 =============

      (vi) Reflects non-cash amortization of debt issuance costs, debt discount and premium. These items are amortized over the term of the related facility (6-9 years for the term loan facilities and 10 years for the notes) and are comprised of the following:

                                                                 (DKK M)
Debt issue costs on assumed debt............................           0
Discounts/premiums on assumed debt..........................           0
Debt issue costs on the Senior Credit Facilities and the
  notes offered hereby......................................       2,795
                                                                ----------
Total.......................................................       2,795
                                                                ==========

      (vii) Represents historical net interest expense and historical interest income of TDC for the twelve-month period.

(c) Reflects the tax effect of the pro forma adjustments, net of non-deductible items, calculated at a 28% statutory rate.
(d) Reflects minority interest in the earnings of TDC assuming the Purchaser retains no more than 88.2% of the share capital of TDC.

                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following operating and financial review and prospects covers periods prior to the Transactions. Accordingly, the discussion and analysis of historical periods do not reflect the significant impact the Transactions will have on us, including the increased leverage levels and liquidity requirements arising from the Transactions.

      The discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied herein. For a discussion of some of those risks and uncertainties, please see the sections entitled "Disclosure Regarding Forward-Looking Statements" and "Risk Factors."

      You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this offering memorandum and other financial information. Our consolidated financial statements for the year ended December 31, 2005 are the first to be prepared in accordance with IFRS. This discussion and analysis covers only our 2004 and 2005 financial years, the only periods for which we have prepared audited financial statements in accordance with IFRS, and unless otherwise stated, all amounts in this discussion and analysis are presented in accordance with IFRS. IFRS differs in certain respects from Danish GAAP and US GAAP. For a description of the significant differences between IFRS and US GAAP as they relate to TDC, and a reconciliation of certain of our data to US GAAP, see note 34 to our consolidated financial statements included elsewhere in this offering memorandum.

OVERVIEW

      We are the leading provider of communications solutions in Denmark, the second-largest telecommunications provider in Switzerland, and we have a significant presence in other selected markets in Northern and Central Europe.

SEGMENT REPORTING

      We report segment information in respect of our business activities and geographical markets. The segmentation is based on the segment's risk profile and our internal financial reporting system. See note 4 to our consolidated financial statements.

      TDC is organized as five business lines:

      * TDC Solutions provides mainly communications services primarily in Denmark and the Nordic countries. Its activities include landline telephony services, convergence products (combined landline and mobile telephony), data communications and internet services, including broadband solutions, security and hosting services, leased lines, sale of terminals and installation. TDC Solutions' main activities are performed by the parent company TDC Solutions A/S, and its subsidiaries TDC Song (pan-Nordic), HTCC (Hungary), NetDesign (Denmark) and TDC Dotcom (based in Sweden).

      * TDC Mobile International provides mobile telecommunications services in Denmark and a number of other European countries. The domestic activities include the wholly-owned subsidiaries TDC Mobil A/S and Telmore. The international activities include the wholly-owned subsidiaries Talkline, a German MVNO, and Bite, a Baltic mobile operator in Latvia and Lithuania. TDC Mobile International also holds a 19.6% stake in Polkomtel, operating in Poland (which we are in the process of selling), a 15% stake in One, which operates in Austria, and an 88.9% stake in Telmore International Holding ("Telmore International"), responsible for cooperation with easyGroup, which launched the easyMobile concept in 2005. Talkline owns 80% of the easyMobile business in Germany, which was also launched in 2005.

      * TDC Switzerland is the second-largest telecommunications provider in the Swiss market. Its activities include mobile, landline and internet communications services.

      * TDC Cable TV is a Danish provider of cable TV, internet access and VoIP and can therefore provide triple play solutions. TDC Cable TV's activities also include those of its wholly-owned subsidiaries Dansk Kabel TV, Connect Partner and Telelet.

      * Other activities include primarily TDC Services, which provides services mainly for TDC's domestic business lines.

We also report certain financial information for the following geographical markets: Domestic operations, Switzerland and Other international operations.

DISCONTINUED OPERATIONS

      Discontinued operations consist of entities comprising separate major lines of business or geographical areas, whose activities and cash flows for operating and accounting purposes can be clearly distinguis hed from the rest of the entity, and where the entity has been disposed of or classified as held for sale, and it seems highly probable that the disposal is expected to be effected within twelve months in accordance with a single coordinated plan. Income (loss) after tax of discontinued operations is presented in a separate line in the Statements of Income with restated comparative figures. Assets and accompanying liabilities are presented in separate lines in the Balance Sheets without restate comparative figures. Cash flows from operating, investing and financing activities of discontinued operations are presented in separate lines in the Statements of Cash Flow with restated comparative figures.

      During the period under review, discontinued operations are comprised of our former TDC Directories business line. Assets held for sale relate to Contactel, a business line in the Czech Republic that was sold with effect from February 2, 2006.

RECENT DEVELOPMENTS

      TDC has not published any financial information in respect of the first quarter of 2006, and its compilation and verification of financial data in respect of such quarter is not complete. However, based on currently available information, TDC estimates its revenue for the first quarter of 2006 to be higher than for the first quarter of 2005 before adjustment for acquisitions and divestments of enterprises and, to a lesser extent, after adjustments for acquisitions and divestments. TDC also estimates its EBITDA before special items for the first quarter of 2006 to be higher than for the first quarter of 2005 before adjustment for acquisitions and divestments of enterprises and, to a lesser extent, after adjustment for acquisitions and divestments. TDC estimates that, as expected, revenue and EBITDA before special items declined for the TDC Switzerland segment in the first quarter compared to the first quarter of 2005, despite the growth on a group basis. These estimates are based on financial information that is not final and is subject to change, and therefore no investment decision should be based on these estimates. TDC has announced that it will issue its earnings release for the first quarter of 2006 on May 4, 2006.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

OVERVIEW

      We generate a majority of our revenue from fixed line services (including fixed telephony, data communications, internet and leased lines), mobile telephony and cable television. We believe that the ability to provide bundled services (such as mobile/fixed convergence products) will become more important in the future and will provide us with a competitive advantage. We also expect that enterprises with the ability to deliver services across the Nordic markets may benefit from a competitive advantage.

TDC SOLUTIONS

Fixed telephony

      Our fixed telephony revenues from period to period are principally affected by the number of subscribers paying a quarterly subscription fee, traffic volumes, prices and sales mix between the retail and wholesale markets. In Denmark, we offer basic fixed telephony services based on PSTN and ISDN. The fixed telephony services are offered on both wholesale and retail terms. The number of retail subscribers in Denmark has declined in recent years primarily due to fixed-to-mobile substitution. This is a general trend for operators in Europe where an increasing number of households, due to declining mobile prices, choose only to have a mobile subscription. The decline in retail subscribers is partially offset by an increase in wholesale subscribers, although at lower prices than for retail subscribers.

      Traffic volumes have also declined steadily during the past years. This trend can also be explained by fixed-to-mobile substitution and increased competition. Furthermore, the emergence of competitively priced IP-VPN solutions has made it possible for business customers with several branches to establish their own networks, based on IP-VPN, allowing them to route traffic between branches within their own network instead of through the public telephone network. The result of this is a sharp decline in billed minutes for business customers, which is partly offset by an increase in internet and data communication revenue.

      A number of our Danish competitors, such as Cybercity and Tele2, have introduced VoIP at highly competitive flat fee prices that include all traffic with the exception of calls to mobile. We have already launched IP telephony on the TDC Cable TV network in 2005, and in the beginning of 2006 we launched our own VoIP solutions based on DSL in order to compete for the customers who migrate towards a VoIP solution. While we believe that the emergence of VoIP has not yet had a significant impact on subscriber and traffic volumes, we expect that the migration to VoIP will result in a substantial decline in our PSTN customer base, with a significant impact on our revenue.

      Until 2005, our retail prices for landline telephony were regulated; these retail prices are now unregulated, although price differences based on geographic location are not permitted. The larger part of our retail offerings of leased lines must comply with a rule of cost orientation imposed by NITA. For example, we are required to calibrate leased-line prices once a year in order to ensure that they exactly match the corresponding cost plus a mark-up set by NITA.

      In the wholesale market, the majority of our prices are regulated. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, prices of switched interconnection traffic, interconnection capacity, shared access and ULL (also known as raw copper) as well as related co-location have been based on the results of the LRAIC model. The LRAIC model was updated on January 1, 2006, which resulted in lower interconnect prices.

Leased lines

      The revenue and profitability of our traditional leased line business area have declined in recent years, primarily due to migration towards IP-based solutions and declining prices due to regulation. However, new products such as Cityman, which is a high capacity wide area network solution based on fiber-optic cable particularly suited for municipalities and large businesses that need very high capacity between locations, provide access to business customers and partly offset this declining trend.

Data communication and internet services

      Our data communications and internet revenue is principally impacted by the number of subscribers we have, the mix of subscribers between broadband and narrowband, traffic, prices and mix of bandwidths.

      Subscriber growth depends on a number of factors, including performance, penetration of internet services, tariff plans and the availability of and customer demand for new services and technologies (such as VoIP and TVoIP), general economic conditions and our ability to attract new subscribers and retain existing ones.

      Over the last two years, the market for broadband services has increased significantly and has more than offset the decline in the demand for dial-up services. We believe that this trend will continue. Furthermore, broadband customers tend to have higher ARPU than dial-up subscribers, which has led to significant revenue growth. However, competition for broadband subscriptions has intensified leading to pressure on prices. In spite of this pressure, we have managed to maintain ARPU levels by migrating customers to higher-speed bandwidths. We believe that we must continue to migrate broadband customers towards higher bandwidth connections in order to mitigate ongoing price pressure. The success of this strategy will depend on the continued development of internet-based applications that require bandwidth.

      In 2005, we launched our TVoIP offering under the brand TDC TV. We believe that our TVoIP offering will benefit us in the future, not only as an additional source of revenue and profits, but also as a means to achieve a closer relationship with customers, in order to increase customer loyalty and so make us less susceptible to churn and price competition.

Terminal equipment etc.

      Revenue from the sale of terminal equipment is highly dependent on the business cycle, as well as technological developments, and thus fluctuates more than revenue from the traditional telephony business. In recent years, there has been a growing trend among business customers to integrate their data and telephony into one IP network. This task is highly complex and requires access to highly trained personnel. The acquisitions of NetDesign and Dotcom Solutions were motivated by our desire to secure this technology and trained personnel.

TDC MOBILE INTERNATIONAL

General

      Growth in our mobile revenue is dependent on subscriber numbers and ARPU. Subscriber numbers are affected by churn among existing subscribers and acquisition of new customers (gross-adds). ARPU depends on traffic volume and pricing for different services.

      Subscriber growth depends on a number of factors, including pricing, quality of customer service, our ability to provide new value-added services, the overall growth of the market, the level of competition for obtaining new subscribers and retaining existing subscribers and general economic conditions.

      We believe that a majority of the markets in which our mobile companies operate are approaching saturation. Our ability to increase our subscriber base therefore depends increasingly on our success in providing competitive services and attractive products, our ability to acquire subscribers from our competitors and our success in reducing churn.

      ARPU is driven primarily by traffic volume (voice as well as data), mobile termination rates and end user tariffs.

      Traffic volume growth depends on the number of subscribers we have and the growth of the average minutes of use by each of our subscribers. This in turn depends on subscriber quality and the level of the continued substitution of mobile services for fixed line services and our success in stimulating additional usage. Data services utilization depends on customer demand for mobile broadband services already introduced as well as for future services.

      Tariffs are mainly driven by the competitive environment. We believe that future ARPU growth will be primarily driven by growth in voice usage, data services and value-added services, and will be offset by declining tariffs and interconnection rates.

      We believe that future ARPU growth primarily will be positively affected by growth in usage of data services and, possibly, growth in voice usage due to declining minute prices. The effect of declining prices resulting from increased competition will depend on the price elasticity in the markets in which our mobile businesses operate. The expected decrease in voice tariffs, including interconnection rates and roaming rates, will influence ARPU negatively.

      Introduction of services based on alternative technologies, such as WiMAX, services that integrate VoIP with mobile telephony and mobile IP telephony may in the future decrease usage of traditional mobile telephony.

      The level of acquisition subsidies used to acquire subscribers from our competitors and cost held to retain existing customers may have a significant effect on our results of operation. In Denmark, regulation limits the length of contract for the retail mobile market to 6 months. This limits the amount of subsidy for handsets that may be recouped through a contract. We believe that this limitation makes it more difficult for new competitors to attract and retain our existing mobile customers with handset subsidies.

Domestic operations

      The year 2003 and, to some extent, 2004, was a period characterized by intense price competition mainly fuelled by the internet-based self-service operator Telmore and the second major no-frills MVNO, CBB Mobil. However, industry consolidation has reduced the pace of price reductions in 2005. In spite of price competition, mobile revenue grew substantially in both 2004 and 2005, as increasing traffic volumes more than compensated for the price decreases. In 2004 as well as 2005, outgoing minutes increased by approximately 20% and SMS volumes increased at an even higher rate. The increasing volumes in minutes is attributable to an increase in post-paid subscribers as a percentage of total subscribers and an increase in MOU per subscriber.

Talkline etc.

      Talkline has experienced a significant growth in subscribers in 2004 and 2005. However, a decline in MOU has led to more modest growth rates in traffic volumes. The declining MOU can be explained by a higher share of pre-paid customers and more post-paid customers with low usage.

Bite

      The number of subscribers in Bite has more than tripled from 2003 to 2005 and minute volumes have doubled in the same period. The slower growth in minutes can be explained by a higher share of pre-paid users, which was partially offset by higher MOU by post-paid customers. SMS usage has increased by a factor of 9 from 198 million messages in 2003 to 1,800 million messages in 2005. During 2004 and 2005, price competition has increased, leading to a substantial price reduction. In particular, residential post-paid has suffered from severe price reductions, with average revenue per minute dropping from [EURO]0.18 in the first quarter of 2004 to [EURO]0.06 in the fourth quarter of 2005. As subscriber growth is expected to flatten over time as mobile penetration rates increase, Bite's future revenue and profitability will be dependent upon a moderation in further price decreases.

TDC SWITZERLAND

General

      TDC Switzerland operates mobile and fixed line (including internet and data communications) businesses, which are principally affected by the same factors as the domestic operations of TDC Solutions and TDC Mobil.

Mobile

      TDC Switzerland's number of customers and traffic volume increased steadily during 2004 and 2005. The Swiss mobile market in the past has been characterized by stable market shares and high prices. However, during the second half of 2005, price competition has started to intensify in part due to the entry of new MVNOs and branded distributors such as Migros, Coop, Cablecom and Tele2. Our future results of operations will depend on any further price decreases and our ability to compensate for price decreases by increased usage (as TDC Mobil has been able to do in Denmark).

      Prices in the Swiss mobile market have also been impacted by regulatory developments in 2005. Prompted by a preliminary decision by the Swiss competition authority regarding its alleged abuse of market power, Swisscom in 2005 reduced its prices for terminating mobile calls by 40% to CHF 0.20 per minute, which reduction put heavy pressure on other Swiss mobile operators to reduce their tariffs as well. As a consequence, we reduced our prices for terminating mobile calls on the sunrise network by 19% to CHF 0.30 per minute.

      Swisscom has subsequently challenged TDC Switzerland's level of reduction of its prices for terminating mobile calls on the basis that such reduction was not reciprocal with Swisscom's reduction. Swisscom has requested that ComCom require us to reset our prices at a lower level, retroactive to January 1, 2006. If we were required by ComCom to make such a price reduction, it would have an adverse affect on the results of operations of TDC Switzerland.

Fixed line

      We believe that the major difference between TDC Switzerland's fixed line business and TDC Solutions' domestic business is that TDC Switzerland does not own its own access network and is therefore dependent on Swisscom to provide services to its customers. Swisscom has been very reluctant to provide access to its network to other operators and has not been compelled to do so by regulation. As compared to the telecommunications markets of the EU member states, deregulation has lagged in Switzerland. In particular, ULL has not been required in the Swiss market. This has meant that the only effective option for sunrise to offer DSL has been to resell Swisscom product offerings, at small margins. In past years, like in most other Western European markets, a migration towards broadband from dial-up services has taken place. Due to an unfavorable cost structure, it has not been possible to compensate from a profitability standpoint for the loss of dial-up customers by the growth in DSL. We believe that in order to improve the situation it is necessary to obtain access on more favorable terms. Therefore, the enactment of regulation requiring ULL or similar measures will be a key factor to future results.

      The revised telecommunications law regarding access to ULL was passed in Swiss Parliament on March 24, 2006. A 100-day referendum period expires on July 13, 2006. If there is no referendum and the ordinances implementing the new law are finalized, the new law enters into force. Although unlikely, it is possible that organizations opposed to the law could force a public vote, which would further delay enactments by at least a year and could potentially result in enactment being prevented.

      Our Swiss business benefits from regulations requiring Swisscom to grant other telecommunication operators, including us, interconnection services under cost-based terms and conditions. Swisscom has challenged the interconnection tariffs as set by ComCom in court. In the second half of 2006, the Federal Supreme Court in Switzerland is expected to issue a final ruling on the matter.

TDC CABLE TV

      Our domestic cable TV business generates revenue from the delivery of TV signals and TV channels to residential customers, including single family dwellings, and antenna co-operatives and housing associations, broadband services (cable modem) and IP telephony.

      The TV business is primarily affected by the number of homes passed by our cable network, the level of penetration within the geographic area of our network and competition from alternative cable TV providers (especially within the antenna co-operatives and housing association segment), providers using satellite signals and TVoIP provided via DSL or fiber networks provided by companies such as power utilities.

      The broadband business is impacted by the level of broadband penetration, its success in maintaining ARPU based on demand for increased bandwidth, competition from DSL and fiber-based broadband and the number of homes passed by our cable network.

      We expect that our future cable TV revenue will be influenced positively by our ability to offer triple play solutions (TV, broadband and fixed voice). Furthermore, we expect that the introduction of new services and content such as digital TV and VoD will positively affect revenue. Costs relating to procurement of TV programs are impacted in part by the success of negotiating price reductions from the content suppliers. It is important for our future profitability that we are able to obtain programs at competitive prices.

SPECIAL ITEMS

      Our results of operations are affected by special items that we record from time to time. Special items are significant amounts that cannot be attributed to normal operations such as large gains and losses related to divestment of subsidiaries, special write-downs for impairment and costs for restructuring and others. Items of a similar nature for the non-consolidated enterprises are recognized under income from associates and net income from discontinued operations.

      In 2005, special items related to restructuring costs, reflecting primarily the redundancy programs in the domestic operations and costs for financial and legal advisers related to the Transactions. In 2004, special items related primarily to profits on the disposal of Dan Net and restructuring costs related primarily to the redundancy programs in the domestic operations. We expect to recognize further special items in 2006 as a result of announced redundancy programs.

RESTRUCTURING AND COST MANAGEMENT PROGRAMS

      Our revenue and profitability are impacted by, among other things, the significant price competition we face in our markets and government-imposed pricing restrictions. As a result, our continued ability to reduce costs will be a key factor in maintaining or improving our profitability and cash flows.

      We continue to focus on reducing operational expenditures. Employee-related expenses are a significant component of our operating expenses, and the focus of our recent cost reduction programs has been on reducing employee headcount. During the last three years we have reduced our headcount by over 2,200 employees through early retirement and voluntary redundancy programs, and we expect to further reduce headcount in 2006 by approximately 720 employees. While these programs contribute to a reduction in operating expenses, we may record special items associated with these programs.

ACQUISITIONS AND DIVESTITURES

      We have made a number of significant acquisitions and divestitures in recent years. The most important of these include the acquisition of Song Networks (now TDC Song) and the disposal of the TDC Directories business line. We are also currently in the process of disposing of our minority interest in Polkomtel.

      Our acquisitions and divestitures can have a number of effects on our results of operations, which may impact the period-to-period comparability of our consolidated financial statements or the results of a business line. Dispositions of large businesses may be characterized as discontinued operations, with restated comparative figures being presented. Large gains and losses on the divestiture of businesses may also be recorded as special items.

      Depending on the nature of the business being sold, the margins of a business line or group may be affected. For instance, the acquisition of TDC Song, which overall had lower margins than the existing TDC Solutions business line, meant that margins for TDC Solutions declined slightly in the period under review, despite improvement in the underlying business on a like-for-like basis.

      For further details as to some of our material acquisitions and divestitures, please see "-Acquisitions and divestitures."

SUBSTANTIAL LEVERAGE AND OTHER TRANSACTIONS-RELATED EFFECTS

      Following the Transactions, we have substantial additional indebtedness. As of and for the year ended December 31, 2005, on a pro forma basis we would have had DKK 76,395 million ([EURO]10,240 million) of indebtedness and cash interest expense of DKK 4,936 million ([EURO]662 million). We expect to require more cash than in previous years to service our debt obligations, and our debt obligations may also require us to use cash from operations or from asset disposals to pay down debt, leading to lower cash balances. Our costs for future borrowings will likely increase to reflect our new capital structure. In addition, the Issuer may record higher levels of depreciation and amortization than TDC has historically recorded, due to the application of purchase accounting to the financial statements. Any positive difference between purchase price and the fair value of the assets and liabilities will be assigned to goodwill, which will be tested for impairment. We would also expect to incur lower levels of profit and therefore lower levels of income tax as a result of the Transactions.

TAXATION

      Our results of operations and cash flows are impacted by our tax rates. The ability of TDC to upstream funds to the Issuer to service the notes is also impacted by the tax position of TDC and its subsidiaries.

      Danish tax legislation changed effective December 15, 2004. Following these changes, all the Danish group companies (including majority owned companies) participate in joint taxation, but we will not have joint taxation with foreign group companies. As a result we may lose access to tax losses that we were able to utilize in the past. We have made provisions for the expected effects of this change in our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

      For more detail on the estimates and accounting policies relating to our results of operations and our balance sheet, see the notes to our consolidated financial statements.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2005 TO THE YEAR ENDED
DECEMBER 31, 2004

      The following discussion of TDC's results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this offering memorandum.

TDC GROUP

REVENUE

      TDC's revenue was DKK 46,588 million ([EURO]6,243 million) in 2005, increasing by DKK 4,249 million ([EURO]569.5 million) or 10.0% compared with 2004. This growth stemmed mainly from the inclusion of acquired companies, including changes in ownership shares, but also reflected growth in our mobile businesses in Denmark and Germany and our domestic broadband and cable TV businesses. This positive increase was partly offset by lower revenue from traditional landline telephony in the domestic operations caused by the migration toward mobile telephony and private IP-based networks. Adjusted for acquired and divested enterprises, as described herein, TDC's revenue rose by DKK 1,847 million ([EURO]247.5 million) or 4.6% in 2005 compared with 2004.

                                                                 GROWTH IN     ADJUSTED
  TDC GROUP                               2004        2005            %       GROWTH (%) 2
  ------------------------------------  ---------  ----------  -------------  -------------
                                                DKKM
REVENUE
TDC Solutions.........................    18,590      21,631           16.4           (0.2)
TDC Mobile International..............    15,105      16,039            6.2           13.4
    Domestic operations...............     6,503       7,151           10.0           10.0
    Talkline etc......................     7,675       7,763            1.1           15.7
    Bite..............................       927       1,125           21.4           21.4
TDC Switzerland.......................     9,692       9,582           (1.1)          (3.4)
TDC Cable TV..........................     1,766       2,107           19.3           19.3
Other activities 1....................    (2,814)     (2,771)           1.5            1.5
                                        ---------  ----------  -------------  -------------
TDC Group.............................    42,339      46,588           10.0            4.6
                                        =========  ==========  =============  =============

-------------------
1     Includes TDC Services and eliminations.
2     Adjusted for acquisition and divestment of subsidiaries.

TRANSMISSION COSTS AND COST OF GOODS SOLD

      Transmission costs and cost of goods sold in TDC were DKK 17,104 million ([EURO]2,292 million) in 2005, increasing by 9.4% or DKK 1,474 million ([EURO]197.5 million) compared with 2004, due primarily to the acquisition of enterprises by TDC Solutions and higher transmission costs in TDC Mobile International as a result of increased voice and SMS traffic. This was partly offset by lower costs in TDC Switzerland related to lower sales of handsets and lower mobile termination prices. Adjusted for acquired and divested enterprises, the increase was DKK 433 million ([EURO]58 million) or 3.1%.

OTHER EXTERNAL EXPENSES

      Other external expenses, including marketing and customer-acquisition costs as well as rent, leases and service agreements, were DKK 9,110 million ([EURO]1,221 million) in 2005, increasing by DKK 993 million ([EURO]133 million) or 12.2% compared with 2004. The increase occurred largely at TDC Mobile International due to higher customer-acquisition costs in Talkline and Bite. The increase also occurred at TDC Switzerland following the acquisition of sunrise business communications and the operation of an increased number of mobile sites at year-end 2005. Adjusted for acquired and divested enterprises, the increase was DKK 748 million ([EURO]100.2 million) or 9.5%.

WAGES, SALARIES AND PENSION COSTS

      Wages, salaries and pension costs were DKK 7,628 million ([EURO]1,022 million), increasing by DKK 795 million ([EURO]106.5 million) or 11.6% compared with 2004. The increase primarily reflected an increase in the number of average full-time employee equivalents by 929 or 4.9% due mainly to the acquisition of companies in TDC Solutions and TDC Switzerland. The increase also related to lower pension income from defined benefit plans for employees with civil servant status in domestic operations. The increase was partly offset by lower wages, salaries and pension costs due to fewer employees in the domestic operations. In 2005, 574 employees retired in connection with redundancy programs. Adjusted for acquired and divested companies, wages, salaries and pension costs increased by DKK 191 million ([EURO]25.6 million) or 2.9%.

                                                                 GROWTH IN     ADJUSTED
  TDC GROUP                               2004        2005            %       GROWTH (%) 2
  ------------------------------------  ---------  ----------  -------------  -------------
                                                DKKM
EBITDA BEFORE SPECIAL ITEMS
TDC Solutions.........................     5,872       6,648           13.2            4.1
TDC Mobile International..............     2,677       2,809            4.9            6.1
    Domestic operations...............     2,035       2,205            8.4            8.4
    Talkline etc......................       451         416           (7.8)          (1.1)
    Bite..............................       191         188           (1.6)          (1.6)
TDC Switzerland.......................     2,457       2,584            5.2            5.3
TDC Cable TV..........................       351         470           33.9           33.9
Other activities 1....................       639         492          (23.0)         (23.0)
                                        ---------  ----------  -------------  -------------
TDC Group.............................    11,996      13,003            8.4            4.0
                                        =========  ==========  =============  =============

-------------------
1     Includes TDC Services, TDC A/S and eliminations.
2     Adjusted for acquisition and divestment of subsidiaries.

INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS (EBITDA BEFORE SPECIAL ITEMS)

      TDC's EBITDA before special items increased by DKK 1,007 million ([EURO]134.9 million) or 8.4% to DKK 13,003 million ([EURO]1,742.7 million) compared with 2004, reflecting primarily TDC Solutions' EBITDA before special items, which increased by DKK 776 million ([EURO]104 million) or 13.2% compared with 2004, resulting mainly from acquired and divested companies. TDC Mobile International's EBITDA before special items increased by DKK 132 million ([EURO]17.7 million) or 4.9% compared with 2004, primarily reflecting growth in the domestic operations. EBITDA before special items in TDC Cable TV increased by DKK 119 million ([EURO]15.9 million) or 33.9% compared with 2004 as a result of increased revenue driven by a larger customer base in both the cable TV business and internet operations. The increase was partly offset by lower EBITDA before special items from our Other Activities, which decreased by DKK 147 million ([EURO]19.7 million) or 23.0% compared with 2004 related primarily to lower pension income from defined benefit plans for employees with civil servant status in the domestic operations. Adjusted for acquired and divested enterprises, TDC's EBITDA before special items increased by DKK 475 million ([EURO]63.7 million) or 4.0%.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

      Depreciation, amortization and impairment losses increased by DKK 129 million ([EURO]17.3 million) or 1.9% compared with 2004 to DKK 6,790 million ([EURO]910 million) in 2005. This increase primarily related to acquired companies, partly offset by write-downs of software and network equipment in 2004.

OPERATING INCOME EXCLUDING SPECIAL ITEMS

      Operating income excluding special items increased by DKK 878 million ([EURO]117.7 million) or 16.5% compared with 2004 to DKK 6,213 million ([EURO]832.7 million). This increase primarily reflected improved EBITDA before special items, partly offset by increased depreciation, amortization and write-downs.

SPECIAL ITEMS

      In 2005, special items included only items such as restructuring costs and were DKK (968) million ([EURO](130) million) before tax and DKK (817) million ([EURO](110) million) after tax, primarily reflecting the redundancy programs in the domestic operations and costs for financial and legal advisers related to the Transactions. This amount includes one year's special additional remuneration of DKK 6 million ([EURO]0.8 million) for the Board of Directors due to the extra workload that included 16 additional board meetings prior to the Acquisition. Twice the annual remuneration is included for the Chairman and the Vice Chairman of the Board, who coordinated the process on behalf of the Board of Directors, participated in all negotiations and maintained all ongoing contact with the Investors.

      In 2004, special items were DKK 385 million ([EURO]52 million) before tax and DKK 741 million ([EURO]99 million) after tax. Profit before tax on divestment of major enterprises was DKK 943 million ([EURO]126 million), primarily reflecting the disposal of Dan Net. Restructuring costs before tax were DKK (558) million ([EURO](75) million) and related primarily to the redundancy programs in the domestic operations. Restructuring costs after tax were DKK (192) million ([EURO]26 million), of which DKK 199 million ([EURO]27 million) related to a change in the tax value of goodwill in Talkline.

INCOME FROM ASSOCIATES

      Income from associates after income taxes was DKK 334 million ([EURO]45 million) in 2005 compared with DKK 5,632 million ([EURO]755 million) in 2004, representing a decrease of DKK 5,298 million ([EURO]710 million), reflecting primarily profit from the disposal of Belgacom in 2004.

NET FINANCIALS

      Net financials, including fair value adjustments, consist of financial income, financial expenses and fair value adjustments. Net financials, including fair value adjustments, were DKK (1,056) million ([EURO](141) million) in 2005, compared with DKK (716) million ([EURO](96) million) in 2004.

      In 2005, fair value adjustments were DKK (184) million ([EURO](25) million) and related mainly to negative fair value adjustments of TDC's holding of bonds and derivative financial instruments.

      In 2004, fair value adjustments resulted in income of DKK 178 million ([EURO]24 million) primarily reflecting a fair value adjustment of a cash receivable recognized in other fair value adjustments.

      Financial income was DKK 2,454 million ([EURO]329 million) in 2005, representing a decrease of DKK 93 million ([EURO]13 million) compared with DKK 2,547 million ([EURO]341 million) in 2004.

      Financial expenses was DKK (3,326) million ([EURO](446) million) in 2005, representing a decrease of DKK 115 million ([EURO]15 million) compared with DKK (3,441) million ([EURO](461) million) in 2004.

      Financial expenses, net, excluding fair value adjustments, was DKK (872) million ([EURO](117) million) in 2005, representing a decrease of DKK 22 million ([EURO]3 million) compared with 2004. This development mainly reflected positive foreign currency adjustments, offset by higher net interest expenses, primarily due to interest relating to tax refunds in 2004.

INCOME TAXES

      Income taxes were DKK 1,026 million ([EURO]138 million) in 2005, representing a decrease of DKK 15 million ([EURO]2 million) or 1.4%. Income taxes related to net income, excluding special items and fair value adjustments, were DKK 1,224 million ([EURO]164 million) in 2005, representing a decrease of DKK 136 million ([EURO]18 million) or 10% compared with 2004. The effective tax rate, excluding special items and fair value adjustments, was 21.6% in 2005 compared with 27.2% in 2004. The decrease in the effective tax rate from 2004 to 2005 is mainly due to the non-recurring impact from the lowering of the Danish corporate income tax from 30% to 28% due to a reduction in deferred tax liabilities for TDC.

      Income taxes relating to special items resulted in tax income of DKK 151 million ([EURO]20 million) in 2005 compared with tax income of DKK 356 million ([EURO]48 million) in 2004, a decrease of 58%.

      Income taxes relating to fair value adjustments resulted in tax income of DKK 47 million ([EURO]6 million) in 2005 compared with a tax expense of DKK 37 million ([EURO]5 million) in 2004.

NET INCOME FROM DISCONTINUED OPERATIONS

      Net income from discontinued operations increased from DKK 315 million ([EURO]42 million) in 2004 to DKK 3,953 million ([EURO]530 million) in 2005, primarily reflecting profit on the disposal of TDC Directories on November 30, 2005.

NET INCOME

      Net income, including special items and fair value adjustments, decreased by DKK 2,460 million ([EURO]330 million) or 24.8% compared with 2004 to DKK 7,450 million ([EURO]999 million). Net income, excluding special items and fair value adjustments, increased by DKK 756 million ([EURO]101 million) or 19.2% compared with 2004 to DKK 4,699 million ([EURO]630 million). The increase related primarily to the improved EBIT and lower income tax following an amendment of the Danish tax law.

BALANCE SHEETS

      The consolidated balance sheets were DKK 93,524 million ([EURO]12,537 million) at year-end 2005, representing an increase of DKK 3,260 million ([EURO]437 million) compared with 2004. The increase in total assets during 2005 was due mainly to an increase in cash and cash equivalents following the disposal of TDC Directories.

      Equity was DKK 43,795 million ([EURO]5,869 million) at year-end 2005. This represented an increase of DKK 4,945 million ([EURO]663 million) compared with year-end 2004, which increase was primarily generated by net income of

DKK 7,450 million ([EURO]999 million) in 2005. This was partly offset by dividend payments of DKK 2,440 million ([EURO]327 million) in relation to 2004.

      Total liabilities were DKK 49,729 million ([EURO]6,665 million), representing a decrease of DKK 1,685 million ([EURO]226 million) or 3.3% compared with year-end 2004, reflecting primarily lower income tax provisions.

      Net interest-bearing debt was DKK 16,475 million ([EURO]2,208 million) at year-end 2005, representing a decrease of DKK 3,671 million ([EURO]492 million) compared with 2004, due mainly to positive cash flows from operations and the disposal of TDC Directories, partly offset by capital expenditures, an increased ownership share in HTCC and the acquisition of Dotcom Solutions and sunrise business communications.

TDC SOLUTIONS

      TDC Solutions offers a wide range of communications services in Denmark and the Nordic countries as well as the Hungarian market through HTCC. Its activities include landline telephony services, convergence products (combined landline and mobile telephony), data communications and internet services, including broadband solutions, security and hosting services, leased lines, sale of terminals and installation.

      At year-end 2005, TDC Solutions had 4.5 million customers, with 4.1 million in the domestic market and 392,000 in international subsidiaries and 12,231 full-time employee equivalents. Revenue was DKK 21,631 million ([EURO]2,899 million) in 2005 and EBITDA before special items was DKK 6,648 million ([EURO]891 million). At year-end 2005, TDC Solutions A/S had 8,912 employees and significant operations through a number of companies. TDC Song (which includes companies in Denmark, Norway, Sweden and Finland), our fully-owned pan-Nordic network operator mainly for business customers, had 797 full-time employee equivalents at year-end 2005. HTCC, our 63.4% owned Hungarian landline and data communications provider, had 685 full-time employee equivalents at year-end 2005. TDC Dotcom, an important provider of telecommunications infrastructure for Swedish business customers, had 760 full-time employee equivalents at year-end 2005. Of our fully-owned subsidiaries, NetDesign, a leading provider of IP/LAN infrastructure for business customers, had 171 full-time employee equivalents and Contactel, our provider of internet and landline telephony in the Czech Republic, which was divested with effect from February 2, 2006, had 264 full-time employee equivalents at year-end 2005.

BUSINESS AREAS

      TDC Solutions' main business areas are described below:

Landline telephony

      Landline telephony represents the major share of revenue in TDC Solutions and was DKK 10,453 million ([EURO]1,401.0 million) in 2005, corresponding to 48% of TDC Solutions' revenue compared with 52% in 2004. Landline telephony includes retail landline telephony, including landline traffic and subscriptions, and wholesale landline telephony, consisting primarily of domestic and international wholesale traffic as well as domestic service provider revenue. TDC Song and HTCC generated DKK 1,597 million ([EURO]214 million) of total revenue.

      The number of landline customers in TDC Solutions A/S has declined because of the migration toward mobile telephony and IP-based technologies. To counter this development and to meet the market's increased focus on flat rate products, TDC Solutions A/S launched "TDC Samtale" in 2004, giving unlimited landline minutes in off-peak hours at a flat monthly rate. This product was well received by our customers and as a continuation of its success, TDC Solutions A/S launched "TDC Samtale Dogn" in 2005, extending the hours of unlimited national landline minutes at a flat monthly rate day and night. TDC Solutions A/S has launched internet-based telephony (VoIP) for residential customers in January 2006.

Data communications and internet services

      In 2005, revenue from data communications and internet services was DKK 5,000 million ([EURO]670 million), corresponding to 23% of TDC Solutions' total revenue compared with 21% in 2004. The business area includes mainly broadband solutions, private IP-based networks, dial-up solutions and data communications services. TDC Song and HTCC generated DKK 1,171 million ([EURO]157 million) of total revenue from data communications and internet services. The customer migration from dial-up internet toward broadband solutions continued in 2005, and broadband penetration per Danish household increased. To counter the increasing competition in the broadband market, TDC Solutions introduced a number of campaigns and price changes in 2005, including higher speeds at unchanged prices. TDC Solutions also doubled the DSL speed for Danish residential customers with the launch of 8 Mbps. In 2005, TDC Solutions also launched the internet-based TDC TV (TVoIP), and launched VoIP for residential customers in January 2006. Through TDC Song, TDC Solutions also launched broadband solutions on the Swedish market at speeds of up to 28 Mbps in the fall of 2005.

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

Terminal equipment, etc.

      With revenue of DKK 3,172 million ([EURO]425 million) in 2005, terminal equipment etc. was the third-largest contributor to TDC Solutions' revenue, contributing 15% of revenue compared with 14% of revenue in 2004. This business area includes sales and installation of hardware ranging from handsets to large switchboards and service agreements. NetDesign and Dotcom Solutions generated DKK 670 million ([EURO]89 million) of the total revenue from terminal equipment etc.

Leased lines

      Revenue from leased lines was DKK 1,538 million ([EURO]206 million) in 2005 and was 7% of TDC Solutions' total revenue compared with 6% in 2004. This business area includes both domestic and international leased-line services. TDC Song and HTCC generated DKK 422 million ([EURO]56 million) of the total revenue from leased lines.

      Despite increased revenue from leased lines driven by acquisitions, this business is declining due to increased competition from IP-based networks resulting in customer migration toward IP-based solutions.

Other services

      TDC Solutions' remaining share of revenue, including mainly operator services such as directory inquiries and mobile telephony, including Duet, a convergence product combining landline and mobile telephony, was DKK 1,468 million ([EURO]197 million) or 7% of total revenue in 2005.

FINANCIAL HIGHLIGHTS

      TDC Solutions' revenue and EBITDA before special items increased by 16.4% and 13.2%, respectively, primarily reflecting the acquisition of new operations. Adjusted for acquired and divested companies, revenue decreased by 0.2% mainly due to lower revenue from landline telephony and partly offset by higher revenue from data communications and internet services. Adjusted for acquired and divested companies, EBITDA before special items increased by 4.1% reflecting growth mainly in data communications and internet services and stringent cost control in domestic operations. The EBITDA margin was 30.7% in 2005 compared with 31.6% in 2004. The lower margin in 2005 is largely due to acquired companies with lower EBITDA before special items margins, including TDC Song. The capex-to-revenue ratio decreased from 13.2% in 2004 to 12.1% in 2005 primarily reflecting acquired companies with relatively fewer investments compared with TDC Solutions A/S.

                                                                      EXCLUDING SPECIAL ITEMS
                                                                ----------------------------------
                                                                                         GROWTH
  TDC SOLUTIONS                                                    2004       2005         IN %
  ------------------------------------------------------------  ----------  ----------  ----------
                                                                              DKKM
REVENUE ......................................................     18,590      21,631        16.4
Total operating expenses before depreciation etc..............    (12,887)    (15,130)      (17.4)
Other income and expenses.....................................        169         147       (13.0)
INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL
  ITEMS (EBITDA BEFORE SPECIAL ITEMS).........................      5,872       6,648        13.2
Depreciation, amortization and impairment losses..............     (3,549)     (3,754)       (5.8)
                                                                ----------  ----------
OPERATING INCOME, EXCL. SPECIAL ITEMS.........................      2,323       2,894        24.6
                                                                ==========  ==========
CAPITAL EXPENDITURES 1........................................      2,447       2,624        (7.2)
KEY FINANCIAL RATIOS
EBITDA margin 2...............................................       31.6        30.7        --
Capex excl. share acquisitions-to-revenue ratio 1.............       13.2        12.1        --
SUBSCRIBER BASE YEAR-END (000)
Landline customers............................................      2,910       2,984         2.5
Mobile customers..............................................        369         369         0.0
Internet customers............................................      1,157       1,130        (2.3)
Other customers...............................................          0           1        --
                                                                ----------  ----------
SUBSCRIBER BASE, TOTAL........................................      4,436       4,484         1.1
                                                                ==========  ==========
NUMBER OF EMPLOYEES 3.........................................     11,432      12,231         7.0

-------------------
1     Capital expenditures excluding share acquisitions.
2 Income before depreciation, amortization and special items divided by revenue.

3 The number denotes year-end full-time employee equivalents including permanent employees, trainees and temporary employees.

REVENUE

      In 2005, TDC Solutions' revenue was DKK 21,631 million ([EURO]2,899 million), representing an increase of DKK 3,041 million ([EURO]408 million) or 16.4% compared with 2004, reflecting primarily the acquisition investments in TDC Song and HTCC. Adjusted for acquired and divested companies, revenue was DKK 17,524 million ([EURO]2,349 million), representing a decrease of DKK 30 million ([EURO]4 million) or 0.2%.

      Revenue from landline telephony, retail increased by DKK 606 million ([EURO]81 million) or 8.1% to DKK 8,059 million ([EURO]1,080 million) in 2005. Revenue from subscriptions increased by DKK 144 million ([EURO]19 million) or 3.9% compared with 2004 to DKK 3,803 million ([EURO]510 million) in 2005, resulting mainly from TDC Song and HTCC and partly offset by a decrease in the number of domestic landline customers by approximately 127,000 or 5.3% to 2.3 million at year-end 2005. However, the decline includes an increase in TDC Samtale and TDC Samtale Dogn flat rate plans resulting in 148,000 more customers, or an increase, of 85.7%, to a total of 321,000 in 2005.

      Revenue from landline traffic was DKK 4,256 million ([EURO]570 million), representing an increase of DKK 462 million ([EURO]62 million) or 12.2% compared with 2004, resulting mainly from the acquisitions of TDC Song and HTCC and partly offset by reduced revenue from traditional landline traffic in the domestic operations due to a decrease in traffic minutes by 0.8 billion or 9.2%. The more pronounced decrease in landline traffic compared with the decrease in the number of landline customers demonstrates a decline in MOU, which reflects that mostly customers with high MOU are migrating to alternative solutions.

      Adjusted for acquired and divested companies, revenue from landline telephony, retail was DKK 6,795 million ([EURO]911 million), representing a decrease of DKK 332 million ([EURO]45 million) or 4.7%.

      Revenue from landline telephony, wholesale increased by DKK 204 million ([EURO]27.3 million) or 9.3% compared with 2004 to DKK 2,394 million ([EURO]321 million), resulting mainly from acquisition investments in HTCC and TDC Song and partly offset by a fall in total domestic wholesale traffic. Adjusted for acquired and divested companies, revenue from landline telephony, wholesale was DKK 2,061 million ([EURO]276 million), representing a decrease of DKK 129 million ([EURO]17 million) or 5.9% compared with 2004.

      Revenue from data communications and internet services increased by DKK 1,160 million ([EURO]156 million) or 30.2% compared with 2004 to DKK 5,000 million ([EURO]670 million) in 2005, resulting mainly from acquisition investments in TDC Song and HTCC and partly offset by the disposal of Dan Net in August 2004. The increase was also driven by growth in DSL sales, partly offset by a fall in revenue from dial-up customers. TDC Solutions' broadband customer base rose from 549,000 in 2004 to 689,000 at year-end 2005. Adjusted for acquired and divested companies, revenue from data communications and internet services was DKK 3,829 million ([EURO]513 million), representing an increase of DKK 346 million ([EURO]46 million) or 9.9% compared with 2004.

      Revenue from terminal equipment etc. was DKK 3,172 million ([EURO]425 million), representing an increase of DKK 594 million ([EURO]80 million) or 23% compared with 2004, primarily relating to the recognition of NetDesign and Dotcom Solutions and partly offset by increased sales of employee PCs in TDC Solutions A/S in 2004. Adjusted for acquired and divested companies, revenue from terminal equipment etc. was DKK 2,429 million ([EURO]326 million), representing a decrease of DKK 50 million ([EURO]7 million) or 2% compared with 2004.

      Revenue from leased lines increased by DKK 421 million ([EURO]56 million), representing an increase of 37.7% compared with 2004 to DKK 1,538 million ([EURO]206 million) in 2005. The increase is primarily related to the recognition of HTCC and TDC Song and is partly offset by lower revenue from domestic leased lines and servicing of companies with private data lines. Adjusted for acquired and divested companies, revenue from leased lines was DKK 1,058 million ([EURO]142 million), representing a decrease of DKK 29 million ([EURO]4 million) or 2.7% compared with 2004.

TRANSMISSION COSTS AND COST OF GOODS SOLD

      Transmission costs and cost of goods sold were DKK 6,980 million ([EURO]936 million) in 2005, representing an increase of DKK 1,594 million ([EURO]214 million) or 29.6% compared with 2004. The increase resulted mainly from the recognition of TDC Song, HTCC, NetDesign and Dotcom Solutions and was partly offset by lower domestic landline traffic, balancing declining revenue from landline telephony. Adjusted for acquired and divested companies, transmission cost and cost of goods sold were DKK 4,735 million ([EURO]635 million), representing a decrease of DKK 121 million ([EURO]16 million) or 2.5% compared with 2004.

OTHER EXTERNAL EXPENSES

      Other external expenses increased by DKK 58 million ([EURO]8 million) or 1.5% compared with 2004 to DKK 3,824 million ([EURO]513 million) in 2005. The increase resulted primarily from the recognition of TDC Song, HTCC,

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

NetDesign and Dotcom Solutions, and was partly offset by stringent cost control in TDC Solutions A/S. Adjusted for acquired and divested companies, other external expenses were DKK 3,396 million ([EURO]455 million), representing a decrease of DKK 234 million ([EURO]31 million) or 6.4% compared with 2004.

WAGES, SALARIES AND PENSION COSTS

      Wages, salaries and pension costs increased by DKK 591 million ([EURO]79 million) or 15.8% compared with 2004 to DKK 4,326 million ([EURO]580 million). The increase primarily reflected an increase of 1,041 or 9.4% in the number of average full-time employee equivalents resulting mainly from the inclusion of TDC Song, NetDesign and HTCC and was partly offset by the divestment of Dan Net. Wages, salaries and pension costs in TDC Solutions A/S increased as a result of higher wages and salaries and increased consumption of resources for network maintenance, partly offset by a decline in the number of average full-time employee equivalents of 460 to 9,310 due to redundancy programs. Adjusted for acquired and divested enterprises, wages, salaries and pension costs increased by DKK 39 million ([EURO]5 million) or 1.1% compared with 2004 to DKK 3,533 million ([EURO]474 million).

INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS (EBITDA BEFORE SPECIAL ITEMS)

      EBITDA before special items was DKK 6,648 million ([EURO]891 million) in 2005, representing an increase of DKK 776 million ([EURO]104 million) or 13.2% compared with 2004. The result reflects mainly acquired and divested companies and adjusted for these, EBITDA before special items was DKK 5,979 million ([EURO]801 million), representing an increase of DKK 237 million ([EURO]32 million) or 4.1% compared with 2004. This was due mainly to increased growth in data communications and internet services, as well as stringent cost controls in the domestic operations.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

      TDC Solutions' depreciation, amortization and impairment losses increased by DKK 205 million ([EURO]28 million) or 5.8% compared with 2004 to DKK 3,754 million ([EURO]503 million) in 2005, primarily reflecting acquired and divested companies and partly offset by higher write-downs of software in TDC Solutions A/S in 2004. Adjusted for acquired and divested enterprises, depreciation, amortization and impairment losses decreased by DKK 272 million ([EURO]37 million) or 7.9% compared with 2004.

OPERATING INCOME (EBIT)

      In 2005, EBIT increased by DKK 571 million ([EURO]77 million) or 24.6% compared with 2004 to DKK 2,894 million ([EURO]389 million) and reflected improved EBITDA before special items, partly offset by higher depreciation.

TDC MOBILE INTERNATIONAL

      TDC Mobile International is the leading provider of mobile telecommunications services in Denmark, provides mobile telephony services in the UK, Germany, Lithuania and Latvia, and holds minority interests in mobile operations in Austria and Poland (which is subject to sale). Its activities include mobile voice telephony, sale of handsets, mobile data services and sale of traffic to MVNOs in Denmark, Lithuania, Latvia and Austria.

      Over the past few years, the domestic mobile sector has experienced fierce price competition, and in 2005 the prices stabilized as a result of consolidation of the mobile operators. However, as in 2004, earnings from operations were adversely impacted as many customers chose to switch to cheaper mobile solutions with web-based self-services.

      At year-end 2005, TDC Mobile International had 2,434 full-time employee equivalents and 7.4 million customers, with 2.2 million in domestic operations,
3.4 million in Talkline etc. and 1.7 million in Bite. Revenue and EBITDA before special items was DKK 16,039 million ([EURO]2,150 million) and DKK 2,809 million ([EURO]377 million), respectively in 2005.

BUSINESS AREAS

      TDC Mobile International has three main business areas: domestic operations, Talkline etc. and Bite. TDC Mobile International also has minority ownership shares in the mobile companies, One (Austria), and Polkomtel (Poland).

Domestic operations

      The domestic operations primarily include TDC Mobil and Telmore. TDC Mobil's business areas primarily include retail activities, including mobile telephony, sale of handsets and wholesale activities. In 2005, revenue from these areas was as follows: 47% from retail, of which 67% was derived from mobile telephony, 18% from handsets and 14% from subscriptions; 52% from wholesale; and 1% from other activities. Telmore offers mobile telephony services as web-based self-services through TDC Mobil's network and is the present market leader for the online segment. The domestic mobile market is characterized by high penetration. Further growth has been achieved by developing new services and products. In 2005, the trend toward increased use of consumption independent flat rate pricing for SMS messages and voice traffic contributed to a declining overall share of the wholesale and retail markets. TDC Mobil therefore launched the consumption-independent product MaxSMS and the supplementary services "Fri SMS" and "Fri Tale" for MobilEkstra subscribers, which have stimulated consumption. In 2005, the growth in MOU increased as a result of customers migrating from landline to mobile telephony. SMS and MMS traffic also rose significantly due to increased customer consumption.

      In the fourth quarter of 2005, TDC Mobil launched data services (mobile broadband) via the UMTS network (3G). Following the introduction of UMTS, data transmission prices halved and resulted in data traffic growth of 102.9%. All TDC Mobil customers with 3G mobile phones or mobile broadband cards for portable PCs have automatic access to the mobile broadband. The UMTS launch is expected to result in growth in data traffic and increased revenue from TDC Mobil's content services in the years ahead. At year-end 2005, TDC Mobil's UMTS network covered the four largest cities in Denmark and selected business areas. Telmore also launched UMTS services for its customers in the fourth quarter of 2005.

Talkline etc.

      Talkline etc. comprises the MVNO Talkline, its 80% stake in the easyMobile business in Germany and the 88.9% of Telmore International that is owned by TDC Mobile International.

      Talkline. TDC Mobile International owns 100% of Talkline, a German MVNO, which itself owns 80% of easyMobile Germany, an MVNO operating under its own brand through T-Mobile's network. Talkline provides mobile telephony. Talkline also provided content services and call-by-call pre-select telephony until April 1, 2005 (Talkline's disposal of content services and call-by-call pre-select telephony is described as the disposal of "Talkline ID"), when these activities were divested. Revenue from these two divested business areas was DKK 326 million ([EURO]44 million) from January 1 to March 31 in 2005. Talkline now operates as an MVNO and sells handsets, pre-paid SIM cards and mobile subscriptions in cooperation with mobile operators in Germany. Talkline operates through internet-based customer services and has a strong distribution network with retail outlets in selected areas. At year-end 2005, Talkline had increased the number of customers receiving only electronic bills to more than 1 million, thereby realizing various cost savings. Talkline has had a strong customer base growth resulting in increased market shares in 2005. The expanded customer base is due mainly to Talkline's success with its primary distribution channels in 2005, including direct telemarketing channels and various specialist dealers.

      Telmore International. Telmore International is the parent company of the easyMobile operations in the UK which works closely with easyMobile in Germany. TDC Mobile International owns 88.9% of Telmore International. In March 2005, Telmore International launched easyMobile UK, the first MVNO under the easy brand. In the fourth quarter of 2005, easyMobile was launched in Germany and The Netherlands; the easyMobile operation in The Netherlands was discontinued in March 2006. Telmore International has the option of using the easy brand in a further nine European countries. The easyMobile companies provide mobile telephony following the same concept as Telmore in Denmark using internet-based self-service.

Bite -- Bite Lithuania and Bite Latvia

      Bite is a mobile operator that is 100% owned by TDC Mobile International operating in the Latvian and Lithuanian markets. Bite's revenue in Lithuania is generated primarily by mobile telephony. The company also offers a wide range of content and data services for business customers. Throughout 2005, the Lithuanian market experienced pronounced growth, and penetration has been estimated at 151.5% at year-end 2005 compared with 98.8% at year-end 2004. In mid-September 2005, Bite launched commercial activities primarily pre-paid mobile telephony, in Latvia, and already had 55,000 customers by year-end 2005.

ASSOCIATES

Polkomtel (Poland)

      TDC Mobile International holds a 19.6% stake in Polkomtel, a Polish mobile operator that exceeded nine million customers at year-end 2005 and thereby maintained its one-third share of the Polish mobile market. Polkomtel has also successfully strengthened its leading position in the post-paid market. Our stake in Polkomtel is currently subject to sale. See "--Recent developments."

One (Austria)

      TDC Mobile International owns 15.0% of One, the third largest mobile operator in Austria. Mobile phone penetration is 105.6% in Austria and the Austrians are among the highest spenders in terms of mobile telecommunications in Europe. In 2005, One's customer base increased by 15.0% to 1.8 million customers partly due to the successful launch of its pre-paid concept Yesss!

      Polkomtel and One are recognized in TDC's consolidated financial statements under the equity method.

FINANCIAL HIGHLIGHTS

      In 2005, TDC Mobile International's revenue increased, driven by increased traffic in the domestic operations, Talkline etc. and Bite, due to a growth in customers of 8.7%, 32.6% and 85.7%, respectively. The relatively low revenue growth of 1.1% in Talkline is related to the disposal of Talkline ID in April 2005, which contributed revenue of DKK 1,249 million ([EURO]167 million) in 2004 compared with DKK 326 million ([EURO]44 million) in 2005. In 2005, TDC Mobile International's EBITDA before special items increased by DKK 132 million ([EURO]18 million) or 4.9% compared with 2004 due primarily to increased traffic in TDC Mobil. The EBITDA margin was 17.5%, in line with 2004.

  TDC MOBILE INTERNATIONAL                                            EXCLUDING SPECIAL ITEMS
  ----------------------------------------------------------    ----------------------------------
                                                                                         GROWTH
                                                                   2004       2005         IN%
                                                                ----------  ----------  ----------
                                                                          DKKM
REVENUE ....................................................        15,105      16,039        6.2
Domestic operations ........................................         6,503       7,151       10.0
Talkline etc. ..............................................         7,675       7,763        1.1
Bite .......................................................           927       1,125       21.4
Total operating expenses before depreciation etc. ..........       (12,481)    (13,266)      (6.3)
Other income and expenses ..................................            53          36      (32.1)
INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS
  (EBITDA BEFORE SPECIAL ITEMS) ............................         2,677       2,809        4.9
Domestic operations ........................................         2,035       2,205        8.4
Talkline etc. ..............................................           451         416       (7.8)
Bite .......................................................           191         188       (1.6)
Depreciation, amortization and impairment losses ...........        (1,250)     (1,123)      10.2
OPERATING INCOME (EBIT), EXCL. SPECIAL ITEMS ...............         1,427       1,686       18.1
Capital expenditures1 ......................................         1,023       1,256      (22.8)
KEY FINANCIAL RATIOS
EBITDA margin 2 ............................................          17.7        17.5        --
Capex excl. share acquisitions-to-revenue ratio 1 ..........           6.8         7.8        --
SUBSCRIBER BASE (YEAR-END) (THOUSANDS)
Domestic operations ........................................         2,050       2,229        8.7
Talkline etc. ..............................................         2,590       3,434       32.6
Bite .......................................................           929       1,725       85.7
SUBSCRIBER BASE, TOTAL .....................................         5,569       7,388       32.7
NUMBER OF EMPLOYEES 3 ......................................         2,464       2,434       (1.2)

-------------------
1     Capital expenditures excluding share acquisitions.
2 Income before depreciation, amortization and special items divided by revenue.
3 The number denotes year-end full-time employee equivalents including permanent employees, trainees and temporary employees.

REVENUE

      In 2005, TDC Mobile International's revenue was DKK 16,039 million ([EURO]2,150 million), representing an increase of DKK 934 million ([EURO]125 million) or 6.2% compared with 2004, resulting from increased traffic volumes in the domestic, German and Baltic markets (Lithuania and Latvia) and partly offset by lower prices due to fierce competition. Revenue from domestic operations increased by DKK 648 million ([EURO]87 million) or 10% compared with 2004 to DKK 7,151 million ([EURO]958 million) in 2005. This category includes mobile traffic as well as subscriptions and handset sales. Growth was driven by increased revenue from both TDC Mobil and Telmore. Growth in retail revenue from domestic operations was driven mainly by a 14.5% increase in voice traffic and a 43% increase in SMS traffic, resulting from higher average consumption and an increased post-paid customer base. The growth in consumption resulted in increased ARPU. Revenue from wholesale in TDC Mobil increased by 13.1% in 2005, mainly due to increasing traffic from other mobile operators.

      The growth in revenue from domestic operations was adversely impacted by declining average retail prices, reflecting customer migration toward cheaper mobile solutions with self-services via the internet. Revenue from Talkline etc. increased by DKK 88 million ([EURO]12 million) or 1.1% compared with 2004 to DKK 7,763 million ([EURO]1,040 million) in 2005, resulting from a 32.6% increase in the number of mobile customers to 3.4 million, partly offset by declining

ARPU. Revenue was adversely impacted by the disposal of Talkline ID in April 2005. Adjusted for the disposal of Talkline ID, growth was DKK 1,011 million ([EURO]136 million) or 15.7%. Revenue in Bite was DKK 1,125 million ([EURO]151 million), representing an increase of 21.4% or DKK 198 million ([EURO]27 million) in 2005, primarily driven by a 44.3% increase in voice traffic due to the strong 85.7% growth in the customer base. The increased customer base primarily reflected the launch of SMS consumption-independent flat rate pricing for the pre-paid segment. However, this increase should be seen in the context of declining retail prices and fewer average MOU per customer.

TRANSMISSION COSTS AND COST OF GOODS SOLD

      Transmission costs and cost of goods sold increased by 2.7% or DKK 215 million ([EURO]29 million) compared with 2004 to DKK 8,094 million ([EURO]1,085 million) in 2005. Transmission costs and cost of goods sold in domestic operations increased by 17.0% or DKK 404 million ([EURO]54 million) compared with 2004 to DKK 2,778 million ([EURO]372 million) primarily reflecting increased voice and SMS traffic. Talkline etc.'s transmission costs and cost of goods sold decreased by 5.8% or DKK 301 million ([EURO]40 million) compared with 2004 to DKK 4,853 million ([EURO]650 million) and related to the disposal of Talkline ID in April 2005. The decline was partly offset by increased transmission costs and cost of goods sold driven by increased traffic and a larger customer base. Transmission costs and cost of goods sold in Bite were DKK 462 million ([EURO]62 million), representing an increase of 32% or DKK 112 million ([EURO]15 million) and driven by increased traffic.

OTHER EXTERNAL EXPENSES

      Other external expenses were DKK 4,183 million ([EURO]561 million) in 2005, up DKK 560 million ([EURO]75 million) or 15.5% compared with 2004. Other external expenses in domestic operations were DKK 1,621 million ([EURO]217 million) in 2005, up 1.2% or DKK 20 million ([EURO]3 million) compared with 2004, primarily resulting from increased customer-acquisition costs and partly offset by lower uncollectibles. In Talkline etc., other external expenses increased by DKK 436 million ([EURO]58 million) or 25.5% compared with 2004 to DKK 2,144 million ([EURO]287 million) in 2005 mainly due to increased customer-acquisition costs driven by strong growth in the customer base and start-up costs relating to the easyMobile operations. Bite's other external expenses were DKK 418 million ([EURO]56 million) in 2005, representing an increase of DKK 104 million ([EURO]14 million) or 33.2% compared with 2004 as a result of increased customer-acquisition costs driven by strong growth in the customer base and the start-up of Bite Latvia.

WAGES, SALARIES AND PENSION COSTS

      Wages, salaries and pension costs were DKK 989 million ([EURO]133 million), representing an increase of DKK 10 million ([EURO]1 million) or 1% compared with 2004, DKK 541 million ([EURO]73 million) of which was generated by domestic operations representing an increase of DKK 15 million ([EURO]2 million) or 2.9% compared with 2004. Wages, salaries and pension costs in Talkline etc. decreased to DKK 361 million ([EURO]48.4 million) compared with DKK 379 million ([EURO]51 million) in 2004 mainly due to the disposal of Talkline ID and offset by the start up of easyMobile operations. Wages, salaries and pension costs in Bite were DKK 87 million ([EURO]12 million) compared with DKK 74 million ([EURO]10 million) in 2004.

INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS (EBITDA BEFORE SPECIAL ITEMS)

      TDC Mobile International's EBITDA before special items increased by DKK 132 million ([EURO]18 million) or 4.9% compared with 2004 to DKK 2,809 million ([EURO]377 million) resulting from increased EBITDA before special items from domestic operations which increased by DKK 170 million ([EURO]22.8 million) or 8.4% compared with 2004. This growth mainly reflects increased traffic in TDC Mobil. In Talkline etc., EBITDA before special items decreased by DKK 35 million ([EURO]5 million) or 7.8% compared with 2004 primarily resulting from increased customer-acquisition costs and start-up costs for easyMobile, as well as the disposal of Talkline ID. Bite's EBITDA before special items decreased by DKK 3 million ([EURO]0.4 million) or 1.6% compared with 2004 resulting from start-up costs in Latvia, partly offset by higher earnings from traffic combined with a larger customer base in Lithuania.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

      Depreciation, amortization and impairment losses in TDC Mobile International decreased by DKK 127 million ([EURO]17 million) or 10.2% compared with 2004 to DKK 1,123 million ([EURO]151 million), primarily driven by fewer write-downs in domestic operations in 2005.

OPERATING INCOME (EBIT)

      EBIT increased by DKK 259 million ([EURO]35 million) or 18.1% compared with 2004 to DKK 1,686 million ([EURO]226 million) due to growth in EBITDA before special items and decreased depreciation, amortization and write-downs.

TDC SWITZERLAND

      TDC Switzerland's activities include mobile telephony and sales of landline and internet services. In 2005, TDC Switzerland acquired Ascom's communications solutions unit (now called sunrise business communications), which has considerably helped strengthen the provision of infrastructure solutions for TDC Switzerland's business customers. At year-end 2005, TDC Switzerland had 2.2 million customers, with 1.3 million mobile customers, 527,000 landline customers and 386,000 internet customers. Revenue and EBITDA before special items were DKK 9,582 million ([EURO]1,284 million) and DKK 2,584 million ([EURO]346 million), respectively, in 2005. At year-end 2005, TDC Switzerland had 2,454 full-time employee equivalents, with 254 directly related to the inclusion of sunrise business communications.

BUSINESS AREAS

      TDC Switzerland's business areas are described below:

Mobile telephony

      Mobile telephony represents the highest share of revenue in TDC Switzerland and was DKK 5,710 million ([EURO]765 million) in 2005 compared with DKK 5,795 million ([EURO]777 million) in 2004. Mobile telephony represented 59.6% of total revenue compared with 59.8% in 2004. The mobile telephony business includes subscription fees, revenue from mobile traffic and sale of handsets. The Swiss mobile telephony market grew in 2005, and TDC Switzerland retained its position as the second-largest provider of mobile telephony in Switzerland. In 2005, TDC Switzerland also introduced yallo, a product that enables mobile telephony following the Telmore Concept. Initially launched as an online-only product, TDC Switzerland now sells yallo through our direct and indirect distribution channels.

Landline telephony

      Revenue from landline telephony was DKK 3,080 million ([EURO]413 million) in 2005, representing a decrease of 1.8% compared with 2004. Landline telephony represented 32.1% of total revenue compared with 32.4% in 2004. Landline telephony includes retail, including pre-fix and pre-select products, as well as wholesale activities. Network integration solutions were included in landline telephony in 2005 as a result of the acquisition of sunrise business communications. The market for landline voice traffic in Switzerland declined in 2005, primarily due to migration from landline to mobile telephony.

Internet services

      In 2005, internet services contributed DKK 792 million ([EURO]106 million) of revenue, representing an increase of 4.3% compared with 2004. Internet services represented 8.3% of revenue in TDC Switzerland, compared with 7.8% in 2004. Internet services includes both dial-up traffic and DSL. The broadband market grew significantly in 2005. TDC Switzerland introduced ADSL Flex, which was the first consumption-based DSL product in Switzerland. The Swiss dial-up market continued to decline in 2005.

FINANCIAL HIGHLIGHTS

      In 2005, despite fierce competition, TDC Switzerland continued its positive financial development from 2004. Revenue decreased slightly in 2005, but the EBITDA margin increased by 1.6 percentage points to 27.0% due to growth in EBITDA before special items of 5.2%. The higher margin reflects mainly higher profit on mobile telephony and less revenue from sales of handsets with a low contribution margin. The capex-to-revenue ratio grew from 12.3% in 2004 to 14.1% in 2005 especially due to higher capitalization of asset retirement obligations and increased network investments.

  TDC MOBILE INTERNATIONAL                                            EXCLUDING SPECIAL ITEMS
  ----------------------------------------------------------    ----------------------------------
                                                                                         GROWTH
                                                                   2004       2005         IN%
                                                                ----------  ----------  ----------
                                                                          DKKM
REVENUE ....................................................        9,692       9,582        (1.1)
Total operating expenses before depreciation etc............       (7,235)     (6,999)        3.3
Other income and expenses ..................................            0           1         --
INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS
  (EBITDA BEFORE SPECIAL ITEMS) ............................        2,457       2,584         5.2
Depreciation, amortization and impairment losses ...........       (1,417)     (1,540)       (8.7)
OPERATING INCOME (EBIT), EXCL. SPECIAL ITEMS  ..............        1,040       1,044         0.4
CAPITAL EXPENDITURES1 ......................................        1,196       1,352       (13.0)
KEY FINANCIAL RATIOS
EBITDA margin 2 ............................................         25.4        27.0         --

Capex excl. share acquisitions-to-revenue ratio 1 ..........         12.3        14.1         --
SUBSCRIBER BASE (YEAR-END) (THOUSANDS)
Landline customers .........................................          573         527        (8.0)
Mobile customers ...........................................        1,190       1,267         6.5
Post-paid ..................................................          590         638         8.1
Pre-paid ...................................................          599         629         5.0
Internet customers .........................................          469         386       (17.7)
Dial-up ....................................................          321         204       (36.4)
DSL ........................................................          148         182        23.0
SUBSCRIBER BASE, TOTAL .....................................        2,232       2,180        (2.3)

NUMBER OF EMPLOYEES 3 ......................................        2,307       2,454         6.4

-------------------
1     Capital expenditures excluding share acquisitions.
2 Income before depreciation, amortization and special items divided by revenue.
3 The number denotes year-end full-time employee equivalents including permanent employees, trainees and temporary employees.

REVENUE

      Revenue from mobile telephony was DKK 5,710 million ([EURO]765 million) in 2005, representing a decrease of DKK 85 million ([EURO]11 million) or 1.5% compared with 2004, resulting from decreases in sales of handsets and lower call termination prices from August 1, 2005, following a general market trend initiated by Swisscom. Revenue was further impacted by a decline in average revenue per customer, partly offset by an increase in TDC Switzerland's customer base of 77,000 customers or 6.5% to 1.3 million. Revenue from landline telephony decreased by DKK 58 million ([EURO]8 million) or 1.8% compared with 2004 to DKK 3,080 million ([EURO]413 million) in 2005, mainly resulting from a smaller customer base, which decreased by 46,000 or 8.0% compared with 2004 to 527,000 due to fierce competition in the Swiss market. Lower prices also had an adverse impact on revenue, as TDC Switzerland reduced its prices for calls from the landline to the mobile network by passing on to customers the cost savings from lower termination prices. The decrease in revenue from landline telephony was mainly due to a general decline in the Swiss landline market in 2005. Revenue was favorably impacted by the acquisition of sunrise business communications and, adjusted for this, revenue decreased by 9% or DKK 281 million ([EURO]38 million) compared with 2004.

      In 2005, revenue from internet services increased by DKK 33 million ([EURO]4 million) or 4.3% compared with 2004 to DKK 792 million ([EURO]106 million). This growth mainly related to 182,000 DSL customers in 2005, representing an increase of 34,000 or 23.0% compared with 2004. The growth was partly offset by a 117,000 or 36.4% decrease in the number of dial-up customers.

TRANSMISSION COSTS AND COST OF GOODS SOLD

      Transmission costs and cost of goods sold were DKK 3,507 million ([EURO]470 million) in 2005, representing a decrease of DKK 388 million ([EURO]52 million) or 10% compared with 2004, driven primarily by lower sales of handsets and a fall in landline telephony and transit traffic. The costs were also impacted by lower prices for termination of mobile calls at Swisscom as of June 1, 2005. The decrease was partly offset by the acquisition of sunrise business communications and, adjusted for this, transmission costs and cost of goods sold decreased by 12.7% or DKK 496 million ([EURO]67 million) compared with 2004.

OTHER EXTERNAL EXPENSES

      Other external expenses were DKK 2,211 million ([EURO]296 million) in 2005, representing an increase of 4.5% from DKK 2,115 million ([EURO]284 million) in 2004, resulting primarily from the acquisition of sunrise business communications and further costs related to an increased number of mobile sites at year-end 2005 compared with 2004. Other external expenses also increased due to increased costs for retaining customers when a considerable number of subscriptions expired in 2005 and higher costs after moving to a new office building. Adjusted for the acquisition of sunrise business communications, other external expenses increased by 2.8% or DKK 60 million ([EURO]8 million) compared with 2004.

WAGES, SALARIES AND PENSION COSTS

      Wages, salaries and pension costs were DKK 1,281 million ([EURO]172 million), representing an increase of DKK 56 million ([EURO]8 million) or 4.6% compared with 2004, reflecting the acquisition of sunrise business communications. The increase was partly offset by a decline in the average number of fulltime employee equivalents in the remaining operations resulting from the continued focus on improved efficiency, for example in call centers. Adjusted for the acquisition, wages, salaries and pension costs decreased by 2.2% or DKK 27 million ([EURO]4 million), and the number of full-time employee equivalents decreased by 112 or 4.7%.

INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS (EBITDA BEFORE SPECIAL ITEMS)

      EBITDA before special items increased by DKK 127 million ([EURO]17 million) or 5.2% compared with 2004 to DKK 2,584 million ([EURO]346 million) in 2005, reflecting primarily higher earnings from mobile telephony resulting from a larger customer base.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

      Depreciation, amortization and impairment losses increased by DKK 123 million ([EURO]17 million) or 8.7% compared with 2004 to DKK 1,540 million ([EURO]206 million) in 2005, reflecting increased investments in continued mobile network expansion, including UMTS, the IT infrastructure and leasehold improvements in new offices, sunrise Towers.

OPERATING INCOME (EBIT)

      EBIT increased by DKK 4 million ([EURO]0.5 million) or 0.4% compared with 2004 to DKK 1,044 million ([EURO]140 million) as a result of the improved EBITDA before special items, but was offset by higher depreciations and write-downs.

TDC CABLE TV

      TDC Cable TV installs and operates cable TV networks, most with internet access, which provide TV signals for approximately 40% of Danish households. TDC Cable TV continued its high growth in customer numbers, revenue and earnings of recent years. At year-end 2005, the number of cable TV customers was 1 million, an increase of 4.8%, and the number of customers with internet access increased by 34.9% to 251,000. In 2005, revenue was DKK 2,107 million ([EURO]282 million), and EBITDA before special items was DKK 470 million ([EURO]63 million), representing growth of 19.3% and 33.9%, respectively.

BUSINESS AREAS

      TDC Cable TV's core business area is analog TV, offered in three standard packages (basic, medium and full-range) both to individual customers and antenna and housing associations. In 2006, TDC Cable TV plans to focus more on customer migration from analog to digital TV. 4.0% of our analog TV customers have already used Selector to supplement their packages with digital channels from TDC Cable TV. Selector is the current means of delivery of digital services from TDC Cable TV's network. To receive digital services, customers must have a digital receiver, called a Selector box, and a Selector subscription. The share of internet activities is expected to continue to grow in TDC Cable TV's future business. In 2005, TDC Cable TV and its subsidiary Dansk Kabel TV launched a new IP telephony product, VoIP, which allows telephony over the cable TV network. With the introduction of IP telephony in 2005, TDC Cable TV can now offer its customers triple play solutions containing TV, internet and telephony. In July 2005, TDC Cable TV acquired the company Telelet, which, as part of the subsidiary Connect Partner, provides triple play solutions to counter the competition in the housing association market.

FINANCIAL HIGHLIGHTS

      TDC Cable TV's revenue was DKK 2,107 million ([EURO]282 million), representing an increase of DKK 341 million ([EURO]46 million) or 19.3% compared with 2004, resulting primarily from a larger customer base. TDC Cable TV's EBITDA before special items increased by DKK 119 million ([EURO]16 million) or 33.9% compared with 2004 to DKK 470 million ([EURO]63 million) mainly due to increased revenue. The EBITDA margin was 22.3% in 2005 compared with 19.9% in 2004. The increase was due mainly to the large intake of customers, which does not affect transmission costs and cost of goods sold at the same pace as revenue. The capex-to-revenue ratio was 11.0% compared with 12.6% in 2004, primarily reflecting higher revenue in 2005.

  TDC MOBILE INTERNATIONAL                                            EXCLUDING SPECIAL ITEMS
  ----------------------------------------------------------    ----------------------------------
                                                                                         GROWTH
                                                                   2004       2005         IN%
                                                                ----------  ----------  ----------
                                                                          DKKM
REVENUE ....................................................        1,766       2,107        19.3
Total operating expenses before depreciation etc. ..........       (1,421)     (1,640)      (15.4)
Other income and expenses ..................................            6           3       (50.0)
INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS
  (EBITDA BEFORE SPECIAL ITEMS) ............................          351         470        33.9
Depreciation, amortization and impairment losses ...........         (221)       (245)      (10.9)
OPERATING INCOME (EBIT) ....................................          130         225        73.1

CAPITAL EXPENDITURES 1 .....................................          223         231        (3.6)

KEY FINANCIAL RATIOS

EBITDA margin 2 ............................................         19.9        22.3         --
Capex excl. share acquisitions-to-revenue ratio 1 ..........         12.6        11.0         --

SUBSCRIBER BASE (YEAR-END) (THOUSANDS)
Cable TV customers .........................................          982       1,029         4.8
Internet customers .........................................          186         251        34.9
Landline customers .........................................          --            6         --
IP telephony customers .....................................          --            4         --
SUBSCRIBER BASE, TOTAL .....................................        1,168       1,290        10.4

NUMBER OF EMPLOYEES 3 ......................................          862       1,030        19.5

-------------------
1     Capital expenditures excluding share acquisitions.
2 Income before depreciation, amortization and special items divided by revenue.
3 The number denotes year-end full-time employee equivalents including permanent employees, trainees and temporary employees.

REVENUE

      TDC Cable TV's revenue increased by DKK 341 million ([EURO]46 million) or 19.3% compared with 2004 to DKK 2,107 million ([EURO]282 million) in 2005. Revenue primarily includes cable TV subscription and connection fees as well as revenue from cable modems. The increase resulted largely from an increase in the cable TV and cable-modem customer bases in 2005, as well as higher average revenue per customer. The rise in the number of cable-modem customers reflects a continuously increasing market for broadband services.

TRANSMISSION COSTS AND COST OF GOODS SOLD

      Transmission costs and cost of goods sold were DKK 912 million ([EURO]122 million) in 2005, representing an increase of DKK 74 million ([EURO]10 million) or 8.8% compared with 2004, resulting from increased program expenses due to the larger customer base.

OTHER EXTERNAL EXPENSES

      Other external expenses were DKK 380 million ([EURO]51 million) in 2005, representing an increase of DKK 78 million ([EURO]11 million) or 25.8% compared with 2004, driven mainly by increased business.

WAGES, SALARIES AND PENSION COSTS

      Wages, salaries and pension costs increased by DKK 67 million ([EURO]9 million) or 23.8% compared with 2004 to DKK 348 million ([EURO]47 million), due largely to an increase in the average number of full-time employee equivalents by 158 or 19.5% to 971 at year-end 2005. The increase primarily related to customer service and Connect Partner, which was recognized from spring 2004.

INCOME BEFORE DEPRECIATION, AMORTIZATION AND SPECIAL ITEMS (EBITDA BEFORE SPECIAL ITEMS)

      TDC Cable TV's EBITDA before special items was DKK 470 million ([EURO]63 million) in 2005, representing an increase of DKK 119 million ([EURO]16 million) or 33.9% compared with 2004, mainly as a result of increased revenue.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

      TDC Cable TV's depreciation, amortization and impairment losses were DKK 245 million ([EURO]33 million) in 2005, representing an increase of DKK 24 million ([EURO]3 million) or 10.9% compared with 2004, mainly resulting from write-downs of network equipment in 2005.

OPERATING INCOME (EBIT)

      EBIT increased by DKK 95 million ([EURO]13 million) to DKK 225 million ([EURO]30 million) in 2005, mainly due to the higher EBITDA before special items.

OTHER ACTIVITIES

      Other activities cover TDC Services, TDC A/S and elimination of transactions between the TDC Group's business lines. TDC Services supplies a number of business services for the TDC Group's domestic business lines, which gain economies of scale and cost-effective solutions in billing, procurement, logistics, facility management, IT, accounting, risk management and security. TDC A/S is the parent company of our business lines and undertakes Group functions including treasury, legal affairs, human resources, marketing and communications.

LIQUIDITY AND CAPITAL RESOURCES

HISTORICAL CASH FLOWS

      TDC's historical liquidity needs have arisen primarily from the need to finance capital expenditures for the maintenance and expansion of its operations, both in terms of new technologies and maintaining the quality of its service, and for working capital. TDC's principal source of funds has been cash flow from operating activities.

  TDC GROUP                                             2004           2005
  -----------------------------------------------   ------------   ------------
                                                                DKKM
CASH FLOW
Operating activities ............................        11,084          8,691
Investing activities ............................         2,889         (1,226)
Financing activities ............................       (12,573)        (4,229)
                                                    ------------   ------------
TOTAL CASH FLOW .................................         1,400          3,236
                                                    ============   ============

      Cash flow from operating activities was DKK 8,691 million ([EURO]1,165 million) in 2005, representing a decrease of DKK 2,393 million ([EURO]321 million) compared with 2004. This decrease related primarily to increased tax payments and an adverse development of working capital in 2005 of DKK (527) million ([EURO](75) million) compared with a favorable development in 2004. This was partly offset by improved EBITDA.

      Cash flow from investing activities was DKK (1,226) million ([EURO](163) million) in 2005 compared with DKK 2,889 million ([EURO]387 million) in 2004, due primarily to investments in non-current assets, an increased ownership share in HTCC and acquisitions of Dotcom Solutions, sunrise business communications and Telelet, partly offset by the disposal of TDC Directories. Investing activities in 2004 related mainly to dividends received in connection with the divestment of Belgacom, partly offset by the acquisitions of TDC Song, NetDesign and the remaining 80% stake in Telmore.

      Cash flow from financing activities was DKK (4,229) million ([EURO](567) million) in 2005 compared with DKK (12,573) million ([EURO](1,685) million) in 2004. The development related mainly to repayment of long-term debt and the repurchase of shares from SBC in 2004, which were held as treasury shares and cancelled in June 2005.

      TDC's cash and cash equivalents increased from DKK 6,827 million ([EURO]917 million) as of January 1, 2005 to DKK 10,063 million as of December 31, 2005.

WORKING CAPITAL

      The following table, which is derived from our statement of cash flows, sets forth movements in working capital for the periods indicated:

  TDC GROUP                                             2004           2005
  -----------------------------------------------   ------------   ------------
                                                                DKKM
CHANGE IN WORKING CAPITAL
Change in inventories ...........................           142            (89)
Change in receivables ...........................         1,297           (214)
Change in trade payables ........................          (198)           (80)
Change in other items, net ......................           (29)          (144)
                                                    ------------   ------------
TOTAL ...........................................         1,212           (527)
                                                    ============   ============

      The change in working capital was DKK (527) million ([EURO](71) million) in 2005 compared with DKK 1,212 million ([EURO]162 million) in 2004.

      The adverse development in 2005 was impacted by a negative change in receivables of DKK (214) million ([EURO](29) million). This negative change was mainly caused by higher business sales by TDC Mobil A/S as well as higher roaming receivables deriving from settlement of roaming charges.

      The positive development in 2004 was caused by various factors impacting receivables positively, including lower activity as well as improved receivables management in TDC Solutions A/S, lower debtor days in Talkline, and a positive impact in TDC Mobil A/S from improved collection of roaming settlements. Also, TDC Switzerland had lower receivables in 2004 as a result of, among other things, early payments from Swisscom. Further, 2004 was positively impacted by payment of outstanding dividends related to Belgacom.

      We continuously focus on measures to improve our working capital management.

FUTURE LIQUIDITY

Capital Resources

      Our principal source of liquidity in the future will continue to be our operating cash flows. Our ability to generate cash from our operations depends on our future operating performance which is in turn dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors, discussed in the section entitled "Risk Factors."

      In addition to cash flow from operating activities, under our Senior Credit Facilities, we have a committed Revolving Credit Facility of up to [EURO]700 million to service our working capital needs. The availability of this facility is dependent upon certain conditions. See "Description of Other Indebtedness -- Senior Credit Facilities."

      The Issuer is a holding company with no source of revenue. It is therefore dependent on capital raising abilities, dividend payments from subsidiaries and other distributions to generate funds. There can be no assurance that the dividend and distribution capacity of TDC will be adequate for such needs. The terms of the Senior Credit Facilities, our other outstanding debt and the Indenture contain a number of significant covenants that restrict our ability and the ability of our subsidiaries to, among other things, pay dividends or make other distributions, make capital expenditures and incur additional debt and grant guarantees. See "Risk Factors -- Risks Related to Our Indebtedness and Our Structure," "Description of Other Indebtedness" and "Description of the Notes."

      The ability of TDC to pay dividends or otherwise distribute funds, including by way of upstream loans, will be subject to certain restrictions, including the existence of distributable reserves required under Danish corporate law in order to make such distributions. Furthermore, any dividends or other distributions will be required to be paid on a pro rata basis to minority shareholders. There can be no assurance that the Purchaser's share of these distributions, if any, will be in amounts and at times sufficient to allow the Purchaser and the Issuer to pay these obligations as they become due. If distributable reserves are insufficient to make distributions to the Issuer, the Issuer would need to borrow under the Revolving Credit Facility, which is available until January 30, 2008 in order to obtain the funds needed to service the notes and the Bridge Facility (if further drawn).

      The Issuer believes that our operating cash flows, together with borrowings under the Senior Credit Facilities, will be sufficient to fund our working capital requirements, anticipated capital expenditures and debt service requirements as they become due for the foreseeable future, although we cannot assure you that this will be the case. In particular, future drawings under the Revolving Credit Facility will only be available if, among other things, we meet the financial covenants included in the Senior Credit Facilities.

      As well as the working capital, capital expenditure and other requirements of our business and the debt service requirements associated with our financing, the Purchaser may also require more funds in future to fund the purchase of additional shares of TDC. These funds may not be available on favorable terms or at all, meaning that the Purchaser would be unable to purchase such shares. See "Risk Factors-Risks Related to Our Indebtedness and Our Structure-The Purchaser may not be able to obtain the funds required to purchase further shares, and the price of any shares in a compulsory acquisition may be uncertain."

      If our future cash flows from operations and other capital resources (including borrowings under the Revolving Credit Facility under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

      * reduce or delay our business activities, capital expenditures and research and development;

      *      sell assets;

      *      obtain additional debt or equity capital; or

      * restructure or refinance all or a portion of our debt, including the notes, on or before maturity.

      We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, including the notes, the Bridge Facility and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

      Following the Transactions, we are highly leveraged and have significant debt service obligations. As of December 31, 2005, after giving pro forma effect to the Transactions, we would have had approximately DKK 76,395 million ([EURO]10,240 million) of indebtedness, of which DKK 48,538 million ([EURO]6,506 million) would have been outstanding indebtedness under the Senior Credit Facilities and DKK 15,145 million ([EURO]2,031 million) would have been indebtedness under the notes. We also would have [EURO]700 million available under the Revolving Credit Facility and [EURO]269 million available under the Bridge Facility until May 30, 2006. We anticipate that our high leverage will continue for the foreseeable future. Our high level of debt may have important negative consequences for you. For more information, please see the section entitled "Risk Factors -- Our high leverage and debt service obligations could materially and adversely affect our business, financial condition or results of operations and preclude us from satisfying our obligations under the notes."

      Our debt financing constrains our ability to utilize cash, including cash generated from asset disposals, and may require us to use this cash to pay down debt rather than invest in our business.

      One of the key components of our strategy is to reduce our debt levels going forward. We will evaluate the future potential of each of our assets with a view to either dispose of them at a profit, or to build upon our current market position. We expect to apply a portion of the proceeds from future asset sales to prepay debt under our Senior Credit Facilities and potentially our other indebtedness. There can be no assurance, however, that we will be successful in our efforts to dispose of assets in the future or to reduce our debt levels.

FINANCING ARRANGEMENTS

      Our Senior Credit Facilities consist of Term Facilities and a Revolving Credit Facility of up to [EURO]700 million.

      The Senior Credit Facilities contains financial covenants relating to:

      * maintenance of a minimum ratio of Consolidated Cashflow to Net Debt Service;

      * maintenance of a minimum ratio of Consolidated EBITDA to Consolidated Net Finance Charges for specified annual periods ending quarterly;

      * maintenance of a maximum ratio of Consolidated Total Net Debt on specified dates to Consolidated EBITDA, for specified annual periods ending quarterly; and

      *      limitation on our annual aggregate Capital Expenditure

             (in each case, as such terms are defined in the Senior Facilities Agreement).

      The calculation of EBITDA under our Senior Credit Facilities is different from the calculation of EBITDA before special items presented in this offering memorandum. For more information, see "Description of Other Indebtedness - Senior Credit Facilities."

      Our Senior Credit Facilities also contain customary affirmative and negative covenants, including restrictions on additional indebtedness, dividend payments, intercompany and other loans and investments, capital expenditures, asset sales, liens and pledges, transactions with affiliates and amendments to charter documents and material agreements. Our Senior Credit Facilities also contain certain customary events of default. Please see the section entitled "Description of Other Indebtedness -- Senior Credit Facilities."

      In addition, the Bridge Facility contains covenants that are substantially similar to the covenants contained in the Senior Credit Facilities. We anticipate that the covenants in the Bridge Facility will be amended after the issuance of the notes to become substantially similar to those included in the notes. The availability of further amounts under the Bridge Facility expires on May 30, 2006.

ACQUISITIONS AND DIVESTITURES

      Since January 1, 2004, we have made numerous acquisitions and divestitures.

      In 2004, our significant acquisitions and divestitures included the acquisition in January of the remaining 80% of Telmore for DKK 0.3 billion ([EURO]0.04 billion), the sale in March of our 16.5% stake in Belgacom as part of the Belgacom IPO for a share of the proceeds totalling DKK 11.8 billion ([EURO]1.6 billion), the divestment in August 2004 of Dan Net, an international clearing house for fixed and mobile traffic, for DKK 1.2 billion ([EURO]0.2 billion), the acquisition of Song Networks (now TDC Song), a pan-Nordic network operator, for DKK 4.6 billion ([EURO]0.6 billion), of which TDC owned 99.4% by the end of 2004, and the acquisition in December of NetDesign, a company specializing in IP communications solutions for the business market, for DKK
0.3 billion ([EURO]0.04 billion).

      In 2005, our significant acquisitions and divestitures included the increase of our stake in HTCC, for DKK 456 million ([EURO]61 million), of which TDC held 63.4% by the end of 2005, the acquisition in June of Dotcom Solutions, a Swedish provider of LAN infrastructure for business customers for DKK 242 million ([EURO]32.4 million) on a cash-free and debt-free basis, the acquisition in July of Ascom Business Communication Switzerland (now sunrise business communications), a Swiss LAN infrastructure provider, for DKK 161 million ([EURO]22 million), and the divestment in November of TDC Directories, a traditional and electronic and web-based directory businesses in Denmark, Sweden and Finland, for DKK 4.9 billion ([EURO]0.7 billion).

CAPITAL EXPENDITURES

      Excluding share acquisitions by TDC, TDC's capital expenditures were DKK 5,624 million ([EURO]754 million) in 2005, corresponding to 12.1% of revenue. In 2006, we expect capital expenditures, excluding share acquisitions, to be broadly in line with 2005. We expect to make higher capital expenditures in 2006 for UMTS, fiber solutions and internet access, but also expect to record lower capital expenditures for GSM as well as general savings. Following the Acquisition, our existing plans for capital expenditures may be reviewed or modified.

      In 2005, capital expenditures, including share acquisitions, decreased by DKK 3,715 million ([EURO]498 million) to DKK 6,277 million ([EURO]841 million) compared with DKK 9,992 million ([EURO]1,339 million) in 2004. This decrease related mainly to the acquisition of TDC Song and NetDesign in 2004, which totaled DKK 4,564 million ([EURO]612 million), and was partly offset by the impact of the acquisitions of HTCC, Dotcom Solutions and sunrise business communications in 2005 totaling DKK 625 million ([EURO]84 million).

      Capital expenditures, excluding share acquisitions, rose DKK 476 million ([EURO]64 million) or 9.2% to DKK 5,624 million ([EURO]754 million) in 2005 compared with 2004. The increase stemmed mainly from increased capital expenditure by TDC Mobile International, which increased DKK 233 million ([EURO]31 million) due primarily to the expansion of the UMTS network and capital expenditures in relation to Bite. Capital expenditures in TDC Solutions rose DKK 177 million ([EURO]24 million) due mainly to capital expenditures in the acquired companies. The capex-to-revenue ratio was 12.1% in 2005 compared with 12.2% in 2004.

      The following table depicts, by business line, our capital expenditures for the periods indicated:

                                                                                               GROWTH
  TDC GROUP                                                               2004      2005         in %
  -------------------------------------------------------------------  ---------  --------  -----------
                                                                               DKKM
CAPITAL EXPENDITURES
TDC Solutions........................................................      2,447     2,624        (7.2)
TDC Mobile International.............................................      1,023     1,256       (22.8)
   Domestic operations...............................................        747       831       (11.2)
   Talkline etc......................................................        112        73        34.8
   Bite..............................................................        164       352      (114.6)
TDC Switzerland......................................................      1,196     1,352       (13.0)
TDC Cable TV.........................................................        223       231        (3.6)
Other activities 1...................................................        259       161        37.8
                                                                       ---------  --------  -----------
TDC excluding share acquisitions.....................................      5,148     5,624        (9.2)
                                                                       ---------  --------  -----------
Share acquisitions in other companies................................      4,844       653        86.5
                                                                       ---------  --------  -----------
TDC including share acquisitions.....................................      9,992     6,277        37.2
                                                                       ---------  --------  -----------

-------------------
1     Includes TDC A/S, TDC Services and eliminations.

      TDC Solutions' capital expenditures increased by DKK 177 million ([EURO]24 million) to DKK 2,624 million ([EURO]352 million) in 2005 resulting mainly from capital expenditures by the acquired companies TDC Song and HTCC. Capital expenditures in domestic operations decreased due to, among other factors, lower unit costs for DSL equipment. Adjusted for acquired enterprises, capital expenditures decreased by DKK 175 million ([EURO]24 million), or 7.5%, compared with 2004.

      TDC Mobile International's capital expenditures increased by DKK 233 million ([EURO]31 million) or 22.8% compared with 2004 to DKK 1,256 million ([EURO]168 million) in 2005. Capital expenditures relating to domestic operations were DKK 831 million ([EURO]111 million), representing an increase of DKK 84 million ([EURO]11 million) or 11.2% compared with 2004. The increase mainly resulted from the expansion of the UMTS network. The remaining growth mainly resulted from the expansion of the GSM network of Bite Lithuania, the license fee in Latvia and the roll out of GSM and UMTS networks of Bite Latvia.

      TDC Switzerland's capital expenditures were DKK 1,352 million ([EURO]181 million) in 2005, representing an increase of DKK 156 million ([EURO]21 million) or 13.0% compared with 2004, due primarily to the upgrading of the GSM network with EDGE network technology and higher capitalization of asset retirement obligations (non-cash items).

      TDC Cable TV's capital expenditures increased by DKK 8 million ([EURO]1 million) compared with 2004 to DKK 231 million ([EURO]31 million) and mainly reflected higher investments in network expansion, TVoIP and VoD in 2005, partly offset by lower expenses for return path upgrades after a large part of the roll out of the cable network was completed.

SUMMARY OF COMMITMENTS

      The following table summarizes the contractual obligations, commercial commitments and principal payments we and our subsidiaries would have been obligated to make as of December 31, 2005 under our debt instruments, capital and operating leases and other agreements, and certain pro forma information giving effect to the Transactions. The information presented in the table below reflects the Issuer's estimates of the contractual maturities of our obligations. These maturities may differ significantly from the actual maturity of these obligations.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS                                        PAYMENTS DUE BY PERIOD
----------------------------------------------------------  ----------------------------------------------------------
                                                                         LESS
                                                                        THAN 1       1-2         2-5         AFTER 5
                                                              TOTAL      YEAR       YEARS       YEARS        YEARS
                                                            --------   --------   ---------   ---------   -----------
                                                                              CONTRACTUAL OBLIGATIONS, DKKM
TDC
Current maturities of long-term debt 1....................     5,425     5,425          --           --           --
Long-term debt1...........................................    24,890        --         258       12,856       11,776
Operating leases..........................................     4,606       812         666        1,382        1,746
Purchase obligations regarding fixed assets...............        81        40          14           27            0
Commitments related to outsourcing contracts..............       746       249         115          265          117
Other purchase commitments................................       360       217          32           46           65
Currency swaps, FX swaps and forward contracts............      (488)     (478)        (21)          14           (3)
Interest rate swaps.......................................        31       (17)          0           48            0
                                                            --------   --------   ---------   ---------   -----------
Total contractual cash obligations........................    35,651     6,248       1,064       14,638       13,701
                                                            --------   --------   ---------   ---------   -----------

-------------------
1. Reflects historical long-term debt of TDC as at December 31, 2005. Pro forma for the Transactions, the Issuer would have had the following long-term debt:

                                                                               PAYMENTS DUE BY PERIOD
                                                             --------------------------------------------------------
                                                                         LESS
                                                                        THAN 1       1-2         2-5         AFTER 5
                                                              TOTAL      YEAR       YEARS       YEARS        YEARS
                                                            --------   --------   ---------   ---------   -----------
                                                                              CONTRACTUAL OBLIGATIONS, DKKM
ISSUER
Current maturities of long-term debt......................       235       235         --            --           --
Long-term debt............................................    72,944        --       4,054       10,167       58,723
                                                            --------   --------   ---------   ---------   -----------
                                                              73,179        235      4,054       10,167       58,723
                                                            --------   --------   ---------   ---------   -----------

      In addition, we may terminate various hedging arrangements in connection with the Transactions or as part of a revised hedging policy following the Transactions. However, no determination has yet been made as to any such revised policy.

      The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be required to pay in the future. They are not included in the consolidated balance sheet.


                                                                                     AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                                                 --------------------------------------------------
                                                                                                LESS
                                                                                               THAN 1      1-2      2-5     OVER 5
                                                                                   TOTAL        YEAR      YEARS    YEARS    YEARS
                                                                                 ----------   ---------  -------  -------  --------
                                                                                     OTHER COMMERCIAL COMMITMENTS, DKK MILLION
Undrawn lines of credit ................................................          7,366        2,523        0        0        4,843

                                                                                                                TOTAL AMOUNT
                                                                                                       ----------------------------
                                                                                                         GUARANTEES, DKK MILLION
Guarantee obligation in connection with capital sale and  leaseback arrangements (see note 31
to our consolidated financial statements for further information)...............................                             3,291
Guarantees in favor of suppliers and partners...................................................                                90
                                                                                                       ----------------------------
Total guarantees................................................................................                             3,381
                                                                                                      =============================

OFF-BALANCE SHEET ARRANGEMENTS

      We presently have no off-balance sheet arrangements. See note 31 of our consolidated financial statements, which describes certain contingent liabilities.

PENSION OBLIGATIONS

      At December 31, 2005, approximately 3,850 of our employees were entitled to a pension from the three pension funds related to TDC under conditions similar to those provided by the Danish Civil Servants' Pension Plan. In addition, 7,750 members of the pension funds receive or are entitled to receive pension benefits. Since 1990, no new members have joined the pension fund plans, and the pension funds are prevented from admitting new members in the future due to their bylaws. In accordance with existing legislation, bylaws and pension regulations, TDC is required to make contributions to meet the premium reserve requirements. Our pension funds invest in a variety of marketable securities, including equities. The rate of return on these investments has implications for our financial results and pension plan funding requirements. TDC is obliged to cover any shortfall in these pension funds' ability to comply with the premium reserve requirements under the Danish Act on Company Pension Funds.

      We also operate defined benefit plans that cover employees of certain of our non-Danish companies.

      As of December 31, 2005, for accounting purposes only, our balance sheet shows a net positive pension asset related to our Danish defined benefit plans (see note 29 to our consolidated financial statements). Reference is made to the above description of the obligations of TDC to make contributions to meet the premium reserve requirements of the pension funds.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to certain market and credit risks related to our financial portfolios, investments in foreign companies, and purchases and sales of goods and services denominated in foreign currencies. We identify, monitor and control each of these risks through policies and procedures approved by our management. The market values of financial assets and liabilities and interest-rate, exchange-rate, credit and share-price exposures are computed on a daily basis. The Board of Directors defines the highest acceptable levels of exposure. An updated financial strategy with defined levels of acceptable exposure is to be outlined and approved by the new board when the final capital structure is in place. Our methodology for interpreting exposure to risk and management of these risks is set forth below.

      For a discussion of our historical exposures as of December 31, 2005, please see note 28 to our consolidated financial statements.

LIQUIDITY RISK

      We are exposed to short-term liquidity risk only to a small degree as we place cash resources exclusively in highly marketable securities. Please see also "-- Liquidity and Capital Resources -- Future Liquidity."

INTEREST RATES

      Interest-rate risk management involves surveillance of our interest-bearing assets, liabilities and financial instruments. The interest-rate risk is calculated according to the value-at-risk model and is managed using interest-rate swaps.

      Under the Senior Credit Facilities, from 90 days after the date of the initial funding we are obligated to provide hedging protection for 50% of all principal amounts at any time outstanding under the Term Facilities to be protected from interest-rate risks at a fixed rate for a period of at least three years from the initial funding date.

EXCHANGE RATE

      Presently, the net exchange-rate exposure in domestic companies from trade payables and receivables is hedged on the date on which it is known. The exchange-rate exposure from our business activities relates materially to the net income in foreign subsidiaries, as their income and expenses are denominated mainly in local currencies. Currency swaps and forward-exchange contracts are used to minimize exposure from financial activities in foreign currencies. However, we do not consider positions in euro to constitute a major risk because of the fixed exchange-rate policy of the Danish government in terms of the euro. As a general rule, we do not hedge investments in foreign enterprises but have in the past decided to hedge our investment in TDC Switzerland. Currency gains/losses resulting from this activity are reflected in currency translation adjustments under equity. Going forward, we intend to put in place hedging in relation to our U.S. dollar denominated notes.

VALUE AT RISK

      Market risk is the risk of fluctuations in the market value of a financial instrument as a result of changes in market factors. Statistical models based on fluctuations in historical prices can estimate potential losses that could arise from changes in market conditions. The estimates are calculated using a probability-based approach for measuring our exposure to market risks. We perform daily value-at-risk analyses ("VaR") of all our significant financial instruments based on volatilities of and correlations between exchange rates and interest rates respectively. The VaR calculations are based on the portfolios held and express how adverse changes in market prices affect the market value of our financial instruments. The daily estimates represent the maximum potential financial loss to us, at a 95% confidence level, from adverse changes in either interest rates or foreign exchange rates over a one-year period. The intention of our financial strategy is to establish approved maximum amounts for interest-rate and currency exposures that are acceptable compared with our expected future earnings, equity and market capitalization.

CREDIT RISKS

      We are exposed to credit risks in a variety of areas: as a supplier of services to Danish and international customers and business partners, as a counterparty to financial contracts, and as a holder of securities. Credit risks associated with our financial contracts are managed by a set of policies and procedures stating approved maximum credit limits based on credit ratings of counterparties, for example.

                                   INDUSTRY

      The information presented in this section reflects information, including expectations as to future developments, derived from industry sources and from our own internal surveys. The following discussion should be read in conjunction with the sections entitled "Presentation of Information," "Disclosure Regarding Forward-Looking Statements" and "Risk Factors."

KEY MARKETS

      We are the leading provider of telecommunications solutions in Denmark, the second-largest telecommunications provider in Switzerland, and we have a significant presence in selected Northern and Central European markets. Our key markets are the fixed line, mobile and cable TV markets in Denmark and the fixed line and mobile markets in Switzerland. In addition, we are active in the mobile markets in Germany, Poland, Austria, Latvia and Lithuania, and in the fixed line markets in Hungary, Sweden, Norway and Finland. See "Business" for more details on our operations in each of these areas.

      The following table sets forth key indicators for each of our business lines and markets:

                                                                               MARKET         MARKET
                                    PRODUCTS            GEOGRAPHIC AREA      POSITION      SHARE (A)        MAIN COMPETITORS
TDC Solutions                       Landline              Denmark            No 1          81%            Tele2/Telia/Telenor
                              Broadband/Data services                        No 1          72% (b)            Telenor/Tele2
TDC Mobil                         Mobile operator         Denmark            No 1          41%           TeliaSonera/Telenor/
                                                                                                                 Tele2/'3'
TDC Cable TV                      TV distribution         Denmark            No 1          66%            TeliaStofa/Antenna
                                     Broadband                                             13%                Associations
Sunrise                           Mobile operator        Switzerland         No 2          19%               Swisscom/Orange
                                      Landline                               No 2          15%                Swisscom/Tele2
                                     Broadband                               No 3          11%              Swisscom/Cablecom
                                      Dial-up                                No 2          28%                    Swisscom
Bite                              Mobile operator       Lithuania/Latvia     No 2          25% (c)           Omnitel/Tele2/SP
Polkomtel                         Mobile operator           Poland           No 2          31%                   Era/Orange
Talkline                               MVNO                Germany           No 3          16% (d)            Debitel/Mobilcom
One                               Mobile operator           Austria          No 3          21%               A1/T-Mobile/Drei
HTCC                                  Landline             Hungary           No 3          5%                      Matav
                                      Internet                                                                   Invitel

-------------------
(a) TDC Solutions, TDC Mobil, TDC Cable TV and sunrise figures are as of December 31, 2005, whereas the remaining figures are as of June 30, 2005.
(b)   Refers to market share of retail DSL.
(c)   TDC internal estimate and refers only to Lithuania.
(d)    Refers to share of service provider market.

DANISH FIXED LINE MARKET

      The Danish fixed line market is a mature market characterized by high penetration rates for telephony and broadband usage, well-developed competition, an advanced regulatory environment and a high degree of consumer choice. We are the market leader across all major segments of the Danish fixed line market, and according to NITA, we had 81% market share of all fixed lines, 64% of fixed line traffic, 72% retail market share of DSL based on the number of subscribers and 58% of all broadband customers in Denmark as of December 31, 2005.

TRADITIONAL TELEPHONY

      The Danish fixed line telephony market as at the end of 2005 had 3.4 million subscriber lines, split between 2.5 million traditional analog telephone lines and 0.9 million ISDN lines. The total number of subscriber lines in the Danish market declined from 3.9 million to 3.4 million between 2001 and 2005, driven mainly by fixed-to-mobile substitution and, to a lesser extent, migration from traditional telephony to VoIP services. In the corporate sector, the number of traditional subscriber lines has also declined due to increased use of IP-VPN solutions. We expect this trend to continue over the coming years, particularly through the migration to IP-based solutions in both the consumer and corporate segments. However, we expect that the overall impact on TDC from this trend will be mitigated by our strong market position in the Danish DSL, cable broadband and corporate data markets.

      From a regulatory perspective, the Danish fixed line telephony market is advanced, with CPS introduced in the late 1990s, ULL introduced in 1998 and full number portability in 2001. Regulated interconnection prices in the Danish

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market have consistently been low by international comparison and have created an opportunity for many alternative providers to compete with us. The price declines generated from the intense competition in the late 1990s through to 2002 have tapered off in recent years and tariff pricing for the main fixed line players in the market has remained broadly stable or has increased since 2002. However, the effective per-minute costs to end users have continued to fall due to the increased use of discounting and flat rate pricing models in the market.

      Our principal competitors in the Danish fixed line telephony market are Tele2, Telia and Sonofon with 13%, 8% and 4% market share, respectively, as measured by fixed line voice traffic. Tele2, Telia and Sonofon are also the largest resellers of subscriber lines in Denmark with 34%, 25% and 11% market share, respectively (not including ourselves), of all fixed subscriber lines offered by competitors to TDC. The remaining part of the Danish fixed line telephony market is fragmented with a large number of operators competing mainly on the basis of wholesale line rental, CPS, call-by-call and VoIP services, and includes operators such as ACN, Cybercity, DLG, IDT, MCI and Universal Telecom.

BROADBAND

      In comparison with other European countries, Denmark has a high availability of broadband infrastructure and a widespread use of broadband connections by both residential and business customers. In October 2005, NITA published a study on the broadband sector indicating that broadband access via DSL is available to 98% of all Danish households and businesses, whereas broadband access via upgraded cable TV networks is available to 60% of all Danish households. As of December 31, 2005, there were 1.35 million broadband subscribers in Denmark, representing approximately 54% of all Danish households. At the same time, the total number of internet subscribers in Denmark, including dial-up users, stood at 1.8 million, representing approximately 72% of all Danish households. The Danish broadband market has displayed considerable growth in recent years, with the total number of subscriptions increasing from 0.4 million at the end of 2002 to 1.35 million at December 31, 2005, representing a CAGR of 44%. DSL is the most common access technology with 0.8 million subscribers, followed by cable modem technology with 0.4 million subscribers. The remaining part of the market, approximately 132,000 subscribers, access broadband through FTTH, LAN or wireless solutions.

      We are the largest DSL provider with 72% market share of all DSL connections in Denmark as at December 31, 2005. Our principal competitors in the DSL market include Cybercity, a subsidiary of Telenor, and Tele2. As at December 31, 2005, Cybercity and Tele2 had market shares of 15% and 9%, respectively. We are also the largest provider of broadband connections over cable TV networks in the Danish market with a 54% market share. The other main providers of cable broadband services in Denmark include Telia Stofa, with 32% market share and A+ Arrownet, with 7% market share.

      From a regulatory perspective, the Danish broadband market is advanced compared to other European countries, with competitors of TDC being able to offer DSL services on the basis of several different business models, including ULL on either a full or shared basis, bitstream access and resale. Furthermore, Naked Bitstream Access was introduced in the beginning of 2006, allowing our competitors to offer DSL lines without an ordinary telephone line subscription, however at a cost equal to the full unbundling fee. Of all DSL subscriptions in the Danish market provided by our competitors, as of December 31, 2005, 58% were offered on the basis of ULL, 35% through bitstream access and 7% on the basis of a resale arrangement.

      We believe that competition in the broadband market will increase in the future. We believe that various Danish utility companies have plans to invest more than DKK 9.5 billion ([EURO]1.3 billion) to pass up to 950,000 homes with FTTH technology by 2012. We believe that we are well-equipped to meet this potential competition through our ongoing investments in regional fiber rings and upgrades to our DSL platform in local exchanges, allowing us to offer broadband capacity comparable to the capabilities of FTTH networks. Furthermore, we believe we enjoy a cost and time-to-market advantage relative to these new networks. FTTH technology requires building new local access networks and is therefore a more expensive solution than DSL or cable broadband technology, which makes use of existing local access networks.

DANISH MOBILE MARKET

      There are four licensed MNOs in Denmark serving 5.5 million subscribers as at the end of 2005, representing a penetration rate of 101%, of the Danish population. Given the current level of penetration, we expect the growth in the number of customers to slow down in the future as the focus of competition shifts from customer acquisition to customer retention. However, we expect mobile users to continue to grow, driven by modest population growth and a future increase in the penetration rate as a result of the development of data-only devices and multiple SIMs.

      TDC, Sonofon and Telia are long-established operators with both GSM and 3G licenses, whereas '3' is a 3G network operator that launched operations in October 2003. As at December 31, 2005, approximately 12% of all Danish mobile subscribers were served by MVNOs other than the MNOs, the two largest being Debitel, a MVNO with 5% retail market share, and Tele2, an enhanced MVNO with 4% retail market share. The Danish mobile market has traditionally been one of the most competitive markets in Europe and is characterized by low prices, resulting historically from the strong presence of discount MVNOs. The structure of the Danish mobile market changed in 2004, however, as a result of

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consolidation. We acquired Telmore, an MVNO with 10% retail market share,
Sonofon acquired CBB Mobil, an MVNO with 4% retail market share and TeliaSonera acquired Orange Denmark, an MNO with 12% retail market share. The change in the competitive landscape from five MNOs to four, as well as the consolidation of two of the largest independent MVNOs into the MNOs, have improved market dynamics and resulted in reduced levels of churn, lower subscriber acquisition costs and less price pressure than historically.

      In October 2001, NITA issued four national UMTS licenses to TDC, '3', Telia and Orange Denmark. As part of the agreement, the license holders were required to pay 25% of the license fee upfront, with the remaining 75% payable in equal installments over 10 years. The licenses are valid for 20 years, and under the terms of the licenses, each holder was required to meet population coverage requirements of 30% of the population by the end of 2004 and is required to meet 80% by 2008. Following Telia's acquisition of Orange Denmark, Telia returned the 3G license that was previously owned by Orange Denmark to NITA. Following a subsequent auction process, Sonofon was awarded the fourth license on December 19, 2005. The license is valid for 20 years and Sonofon is required to meet population coverage of 30% by 2009 and 80% by 2013. As at the end of 2005, we and '3' were the only operators to have launched commercial 3G services in the Danish market.

DANISH CABLE TV MARKET

      Cable TV is the most common form of television distribution in Denmark with 62% of all TV households. DTH satellite distribution reaches 18% of all TV households, whereas the remaining 20% of the market is served through the analog terrestrial network. Through our subsidiaries TDC Cable TV and Dansk Kabel TV, we are the largest television distributor in Denmark with 1.0 million households connected to our cable network, corresponding to 66% of all Danish cable TV households and 40% of all Danish TV households in general. Our principal competitors include Telia Stofa, the Danish cable TV subsidiary of TeliaSonera with 8% of all TV households, and the two pan-Scandinavian DTH operators, Canal Digital and Viasat, subsidiaries of Telenor and MTG, respectively, who together serve 18% of all Danish TV households. In addition to being a major DTH supplier, Canal Digital also supplies a number of individual antenna associations. Given the limited overlap between cable TV networks in Denmark, competition between different cable TV operators is limited at the end-customer level. Instead, cable TV operators compete with each other when new systems are being built or when contracts with antenna co-operatives or housing associations come up for renewal.

      The Danish TV distribution market is expected to develop over the next few years with TV services being also offered on other platforms such as DTT, DSL and FTTH. On March 31, 2006, I/S DIGI-TV, a joint venture between the broadcasters DR and TV2, launched a DTT network in Denmark as a replacement for the analog terrestrial network, which is expected to be closed down in October 2009. Based on the experience from other countries with established DTT operators such as Sweden, we believe there will be limited churn from the cable TV networks to the DTT network, and that the future user base of I/S DIGI-TV will be made up mainly of current users of the analog network or subscribers of the existing DTH operators. As with other Western European television markets, the Danish market is characterized by the ongoing migration from analog to digital TV and the introduction of next-generation digital TV services such as HDTV, PVR and VoD services.

      Danish cable TV operators including TDC and Telia Stofa also provide broadband services over their cable networks, and in this segment of the broadband market we are the market leader in Denmark with 54% market share. See "Danish fixed line market -- Broadband."

SWISS MOBILE MARKET

      There were 6.8 million mobile subscribers in Switzerland at the end of 2005, which is equivalent to a penetration rate of 91%. This penetration level is considered to be moderate compared to some other European markets and is expected to increase further.

      In the Swiss mobile market, Swisscom Mobile, we and Orange Switzerland (100% France Telecom owned) are the top three operators. We have grown our market share in mobile from 13% in 2000 to 19% in 2005, to become the number two player. Swisscom is the leader with a 63% market share, and Orange Switzerland is the third largest provider with 18% market share. Our strategy in the Swiss mobile segment has been to position ourselves as the low cost alternative to Swisscom, as evidenced by 49% of our customer base being in the mobile pre-paid segment.

      3G licenses were originally issued to the incumbent Swisscom, TDC Switzerland, Orange Switzerland and Telefonica (Telefonica has since withdrawn from the market). The national regulator, the Federal Office of Communication ("OFCOM") carried out a survey in early 2005 and concluded that all three operators had met the obligation to provide 50% population coverage by the end of 2004 for UMTS services.

      Given the high and stable ARPUs seen historically, with mobile tariffs above the EU average, voice ARPUs are likely to decline driven by outgoing and incoming tariff reductions. This will likely be partially offset by an increase in usage. In addition, an increase in data usage is expected. Mobile termination rates were reduced by 40% by Swisscom and by 19% by sunrise in anticipation of potential regulatory intervention.

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      Following the entry of several MVNOs and resellers, the level of competition in the market has increased, and we expect pricing pressure to continue. However, the threat from MVNOs and resellers is partly mitigated, given that regulation does not require mobile operators to open their networks. The next regulatory event allowing for changes in license requirements is in 2008.

SWISS FIXED LINE MARKET

      The Swiss fixed line market is dominated by state majority-owned Swisscom. At year-end 2005, there were 3.8 million fixed lines in operation. Total fixed line revenue peaked in 2004 at CHF 4.8 billion following a small revenue increase generated by the gains in the broadband market.

      Incumbent operator Swisscom is the leading provider of local access. Following an ongoing network upgrade, Cablecom (the major cable operator), is able to provide two-way access to most of its customers. TDC Switzerland is the major alternative network operator with a more than 7,000 kilometer fiber-optic network.

      The cable market is highly fragmented with some 250 regional operators. Cablecom's market share of the cable subscriber market in 2005 was around 61%.

      The Swiss telecommunications market is not subject to the EU telecommunications regulatory framework. However, the deregulation process has generally followed EU framework albeit with a time lag. The Swiss regulatory bodies are the OFCOM and ComCom.

      Competition in the Swiss fixed line market began in 1998 following the introduction of Carrier Selection and CPS.

TRADITIONAL TELEPHONY

      The fixed line voice market in Switzerland was only opened to competition at the beginning of 1998. With a regulatory regime lagging several years behind the regulation in many EU countries, Swisscom continues to maintain a high, but declining, share of the fixed line telephony.

      Traditional fixed line voice revenue is declining following increased competition to Swisscom from players such as TDC Switzerland, Tele2, Cablecom and others, as well as migration to mobile. Following the introduction of CPS in 1998, the market share of fixed line voice resellers such as Tele2 has increased at the expense mainly of Swisscom. The increase in competition has lead to a decline in fixed line tariffs which are still high relative to most Western European benchmarks. With the increasing competition and the expected ULL, we expect the tariffs to decline further. Operators owning local loop access networks are primarily Swisscom and Cablecom.

      TDC Switzerland, Tele2, Cablecom and Swisscom have all launched VoIP services. To date Cablecom is the largest provider of VoIP services in Switzerland.

      With mobile penetration at 91% we believe that fixed-to-mobile migration has to some extent already taken place and the number of fixed lines have declined from 3,931,000 lines in 2004 to 3,822,000 at the end of 2005. We expect that the decline in the number of traditional fixed voice lines will continue as customers' take-up of VoIP services increases.

      We believe the majority of the expected regulatory changes will have a positive impact on TDC Switzerland's business as it will become increasingly difficult for Swisscom to defend its market share. With our own backbone network, we are well positioned to compete, and to benefit from the new regulatory situation.

BROADBAND

      The Swiss broadband market has been developing rapidly over the last couple of years with the number of connections increasing from 1,261,000 in 2004 to 1,563,000 in 2005, leading to an increase in the household penetration. DSL overtook cable modems as the leading technology, in terms of number of connections, in 2003 and now has 1,010,000 connections compared to 553,000 connections by cable modem.

      The Swiss market has lagged materially behind the EU in terms of liberalization of the telecommunications market. Consequently, ULL implementation has been delayed. Swisscom has often used the courts to block efforts to spur competition and has fought moves by the Swiss competition authority and ComCom to unbundle the local loop and provide leased lines at cost-oriented prices. A revised telecommunications law providing for such opening of ULL networks was passed by the Swiss Parliament on March 24, 2006. A 100 day referendum period expires on July 13, 2006. If there is no referendum and the ordinances implementing the law are finalized, the new law enters into force. It is now anticipated that this will be in the first quarter of 2007. Although unlikely, it is possible that organizations opposed to the law could force a public vote, which would further delay enactment by at least a year and could potentially result in

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enactment being prevented. Regulatory changes that may take place in the next few years are likely to favor alternative operators such as TDC Switzerland.

      The Swiss cable TV market is expected to grow with competitive triple play offerings, in particular by Cablecom, which holds a 21% broadband market share. Cablecom launched telephony services over its cable network in February 2003 in order to cross-sell a third service to its established significant base of cable-modem and cable TV customers. Swisscom remains the dominant DSL player, using the Bluwin brand.

      Operators like us, without their own local access, suffer from the current regulatory environment. As ULL has not yet been implemented, Swisscom is the sole DSL connection provider. The business models for DSL resellers are currently suffering from thin margins. TDC Switzerland is the leading alternative DSL provider with a rapidly growing customer base that stood at 182,416 at December 31, 2005.

      We believe our broadband business will benefit from expected regulatory changes such as the introduction of ULL.

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                                   BUSINESS

OUR COMPANY

      We are the leading provider of communications solutions in Denmark, the second-largest telecommunications provider in Switzerland, and we have a significant presence in selected Northern and Central European telecommunications markets. Over the past decade, we have transformed our business from a traditional provider of landline and mobile telephony services in the Danish market into a Danish-based European provider of communications solutions. At the end of 2005, we had more than 15 million customers in Europe, including more than 9 million mobile customers. In 2005, we had revenue of DKK 46,588 million ([EURO]6,245 million) and EBITDA before special items of DKK 13,003 million ([EURO]1,743 million).

      Our five main business lines and their contribution to our revenue and EBITDA before special items for the year ended December 31, 2005 are:

      * TDC SOLUTIONS (46% of revenue, 51% of EBITDA before special items) provides communications services primarily in Denmark and the other Nordic countries. Its activities include landline telephony services, convergence products (combined landline and mobile telephony), broadband solutions, data communications services and internet services, leased lines, sale of terminals and installation and advanced security and hosting services. In addition to offering telephony and data communications services through its Danish network, TDC Solutions operates a pan-Nordic network mainly for business customers through its wholly-owned subsidiary TDC Song, provides telecommunications infrastructure products to Swedish business customers through its wholly-owned subsidiary TDC Dotcom and provides IP/LAN infrastructure for business customers through its wholly-owned subsidiary NetDesign. TDC Solutions also provides landline and data communications services in Hungary through its 63.4% owned subsidiary HTCC.

      * TDC MOBILE INTERNATIONAL (34% of revenue, 22% of EBITDA before special items) provides mobile telecommunications services in Denmark and a number of other European countries. In addition to being the leading provider of mobile telecommunications services in Denmark, TDC Mobile International provides mobile telephony services in Germany through its wholly-owned subsidiary Talkline, and in Lithuania and Latvia through its wholly-owned subsidiary Bite. TDC Mobile International also holds a 19.6% stake in the Polish mobile operator Polkomtel (which is in the process of being sold) and a 15.0% stake in the Austrian mobile operator One.

      * TDC SWITZERLAND (21% of revenue, 20% of EBITDA before special items) is the second-largest telecommunications provider in Switzerland, operating under the "sunrise" brand. Its activities include mobile and landline telephony and internet services. TDC Switzerland has its own national fixed line backbone, GSM and ISP networks, and is further developing and expanding its mobile network based on EDGE and UMTS technology. The Swiss Parliament recently adopted ULL legislation that, if enacted, will require the incumbent operator to grant access to its local loop to alternative providers, which we believe will benefit our fixed line business.

      * TDC CABLE TV (5% of revenue, 4% of EBITDA before special items) is a Danish provider of cable TV, internet services and VoIP. TDC Cable TV supplies cable TV to more than 1.0 million households by way of a 862 MHz fully digitized hybrid fiber coaxial cable network. TDC Cable TV offers its customers triple play service (voice, broadband and television in one package).

      * OTHER ACTIVITIES include TDC Services, which mainly provides business services for the TDC Group's domestic business lines. The Other activities segment also includes intercompany eliminations.

      Please note that the revenue and EBITDA before special items figures do not add up to 100%, due to intragroup eliminations.

OUR BUSINESS STRENGTHS

      We believe that the following are our key business strengths:

      * LEADING POSITIONS IN DENMARK AND SWITZERLAND. We are the incumbent and leading telecommunications provider in Denmark and the second-largest telecommunications provider in Switzerland. In our Danish fixed line business, we have a market share of 81% in landline telephony and a retail market share of 72% in DSL, as measured by subscribers. In mobile, we are the number one service provider in Denmark with a 41% market share. In cable TV, we are the number one operator in Denmark with a 66% market share, providing TV services to approximately 40% of all Danish households, and we have a 52% market share in the Danish pay TV market. In Denmark, where we have a leading position as the former incumbent operator, we believe that the market is highly liberalized and further regulatory changes will likely be less extensive than in other jurisdictions. In Switzerland, we believe that we are well positioned as the leading

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             alternative provider to capitalize on market liberalization, including the recent legislative changes on ULL. We also have a leading position in Lithuania and a significant presence in Germany, Norway, Sweden, Finland, Latvia and Hungary, as well as minority stakes in businesses in Poland (which we are in the process of selling) and Austria.

      * HIGHLY DIVERSE TELECOMMUNICATIONS BUSINESS. We are a diverse company in terms of product offerings, customer base and geography. In our key geographic markets, we are present in almost every major area of the telecommunications sector; for example, we offer landline telephony, broadband, mobile telephony and cable TV in Denmark. Our diversity in product offerings reduces our exposure to technological substitution and technology and platform migration. For example, although the Danish fixed line market has been affected by fixed-to-mobile substitution, our mobile MOU have increased as a result of this substitution trend. Similarly, our strong market presence in broadband and cable TV allows us to mitigate the decline in fixed voice usage by offering our broadband customers VoIP as an alternative to PSTN services. Our wide range of product offerings also affords us opportunities for synergies across platforms, allowing us to bundle and cross-sell products and services and to tailor business solutions to our customers' particular needs. We benefit from a diverse customer base that consists of retail and wholesale customers and residential and business customers from a wide range of industries. We also benefit from geographic diversity through our operations in Switzerland, the Baltic region and other Northern and Central European markets, which reduces our exposure to economic downturns in any one country.

      * EXTENSIVE NETWORK INFRASTRUCTURE. We have the most extensive telecommunications network infrastructure in Denmark, where our network has been fully upgraded to digital. We operate our own networks in Switzerland, the Nordic countries, Lithuania, Latvia and Hungary. Our access network reaches almost 100% of Denmark's population and our DSL network can deliver speeds of at least 512 Kbps to 98% of Danish households and businesses and at least 4 Mbps to 90% of Danish households and businesses. We expect to be able to deliver 8 Mbps DSL service to 85% of the Danish population by the end of 2006. We view our access to such a high number of end users and locations as a key advantage in marketing and selling our products. Our integrated network structure provides us with the ability to cross-sell mobile, fixed line, cable TV and internet services and to capitalize on strong brand awareness in Denmark and strong product offerings across our business lines, which may result in reduced subscriber acquisition costs, increased ARPU and reduced churn.

             Our extensive network allows us to provide wholesale services to our fixed line retail competitors, as they often use our network. Our position as a network access provider in the Danish wholesale market provides a stable source of revenue as in most cases we have retained the wholesale component of any business that we have lost to competitors at the retail level. We also own and operate a backbone network in the Nordic region, which is one of Europe's fastest broadband networks for data, internet and voice traffic. We believe our past investments in network infrastructure will lower our present operating costs and will lower our capital expenditures in the future.

      * STRONG FINANCIAL PERFORMANCE AND HIGH CASH FLOW GENERATION. Despite a relatively high level of competition in Denmark in both the fixed and mobile business areas in recent years, we delivered organic growth in EBITDA before special items of 4.0% in 2005. We have also steadily reduced our costs, in particular labor costs in Denmark, and have disposed of assets, where reasonable and profitable. As a result of our increased revenue, successful operating cost management and disciplined capital expenditure, we have significantly increased our operating cash flow and cash flow before debt service. We generated cash flow from operating activities of DKK 8,691 million ([EURO]1,165 million) for the twelve months ended December 31, 2005. We intend to continue to create value through active portfolio management.

      * EXPERIENCED MANAGEMENT TEAM AND STRONG EQUITY SPONSORSHIP. Our management team of industry professionals has significant experience in the mobile, fixed line, cable TV and internet services markets in Denmark and abroad and has a proven track record in growing our businesses, including our Chief Executive Officer, Henning Dyremose, who has held his current position since 1998 and was previously the Minister of Finance in Denmark, and our Chief Financial Officer, Hans Munk Nielsen, who has held his current position since 1991. As one of the longest serving and highly regarded telecommunications management teams in Europe, our management team has demonstrated its ability to grow the business and increase EBITDA before special items in both favorable and adverse market conditions.

             Our principal shareholders are a group of investment funds, each of which is respectively advised or managed, directly or indirectly, by Apax, Blackstone, KKR, Permira or Providence, all leading European and U.S. private equity funds that have a strong track record in the telecommunications and cable TV sector.

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OUR BUSINESS STRATEGY

      The key components of our strategy are as follows:

      * MAINTAIN POSITION AS MARKET LEADER IN DENMARK AND SEEK TO BENEFIT FROM REGULATORY CHANGES IN SWITZERLAND. We intend to build on our position as the incumbent provider of integrated telephony, broadband and cable TV services in Denmark and to benefit from regulatory changes that may enhance our position in Switzerland as the leading alternative to the incumbent operator. We seek to achieve this by cross-selling mobile, fixed line, cable TV and internet services, and capitalizing on strong brand awareness in Denmark and Switzerland. In Denmark, we will continue to strengthen our market position through a full set of product and service offerings, including triple play service and convergence products. We also intend to capitalize on our expansive network, access to content expertise and content delivery technology from our cable TV business. We will seek to strengthen our leadership by earning our customers' long-term loyalty through retention programs and by offering the best customer experience and value for money. We seek to drive technology transitions where profitable and to invest in marketing to maintain and refresh brand awareness. We are encouraged by the recent Swiss ULL legislation, and believe that, if ULL is deployed expeditiously and on satisfactory terms, we will be in a good position to expand our customer base, geographical reach and product and service portfolio in Switzerland.

      * CONTINUE TO INCREASE EFFICIENCIES. We seek to continue to increase operational and capital expenditure efficiencies to improve operating margins and increase cash flows. We intend to continue to reduce headcount in Denmark, particularly in our fixed line business. We will focus on a strict cost management policy and intend to maintain a disciplined capital expenditure program. We currently expect to reduce domestic headcount in the order of 5% per annum until the end of 2007.

      * FOCUS ON SELECTED GROWTH OPPORTUNITIES IN BROADBAND AND MOBILE SERVICES. We seek to take advantage of the growth in broadband and VoIP penetration in Denmark, in order to partially offset the anticipated overall decline in traditional voice. The broadband market in Denmark is rapidly growing and we expect penetration to increase from 54% in 2005 to 80% by 2010. To expand our product offerings and to counter emerging technologies, we plan to offer broadband at high speeds over cable and DSL with full triple play service, an area in which we have expertise. We also intend to strengthen our mobile business by offering innovative products such as data services (mobile broadband) via the UMTS network
             (3G), and increasing customer satisfaction and loyalty, which we believe will lead to a moderate increase in our subscriber base, a decline in churn and an increasing usage of services. As we have done with our UMTS roll out to date, we intend to continue our policy of entering the market for new products only at a stage where we consider they are sufficiently mature for profitable investment.

      * INCREASE FOCUS ON CORE ACTIVITIES. We will increasingly focus on our core activities and markets, and intend to review our activities across the board to determine the most attractive businesses for organic expansion and further investments, where reasonable and justified by expected returns, or, alternatively, for divestiture. For instance, we believe that our comprehensive fixed line Nordic network acquired through the Song Networks acquisition (now TDC Song) gives us a low-cost opportunity to serve our customers on a pan-Nordic basis, improve our market position, presence and cost structure and challenge competitors by leveraging opportunities offered by technology transitions and customer orientation. TDC Song's IP-VPN business in the Nordic region provides a strong platform from which to further our growth. We will continue to review our existing holdings of minority interests and non-core businesses to determine whether to continue to maintain these going forward or, where suitable, to make disposals.

      * FOCUS ON DE-LEVERAGING. We intend to implement the above strategies with a focus on cash flow generation in order to reduce our debt levels going forward. We seek to achieve this through further organic growth in our business, further reduction of cost of employees, discipline in our capital expenditures, increasing our efficiencies and active management of our portfolio of assets. We will continue to evaluate the future potential of each of our assets with a view to either dispose of them at a profit, or to build on their current positions. We believe that these measures and the above strategies will enable us to maximize our cash flow and margin and deliver our capital structure.

OUR HISTORY AND DEVELOPMENT

      Over the past ten years, we have evolved from a provider of traditional landline telephony services and cable TV to a provider of integrated telecommunications solutions with both traditional and substitution technology offerings. We have expanded our business lines to include internet services and bundled products. We have built a digitalised network that reaches almost 100% of Denmark's population.

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      We were founded by the Danish State as Tele Denmark A/S in November 1990.
In April 1994, we made a public offering of ordinary shares, the majority in the form of American Depositary Receipts, reducing the ownership of the Danish State in our share capital to 51%. In January 1998, our shareholders completed our privatization by repurchasing and canceling the Danish State's remaining shares in Tele Denmark A/S. In 2000, Tele Denmark A/S changed its name to TDC A/S. In December 2005, the Purchaser, a direct wholly-owned subsidiary of the Issuer, initiated the Tender Offer and subsequently acquired 88.2% of our capital stock. For a description of the Acquisition and related Transactions, see "The Acquisition and Related Financings."

      Through a series of acquisitions and investments, we have expanded geographically from a mainly Danish telecommunications business into a Danish-based European provider of communications solutions. In the beginning of 2001, we established our Swiss business line, TDC Switzerland, which operates under the trademark sunrise. In 2001, sunrise merged with the Swiss mobile service provider diAx, making us the second-largest communications provider in Switzerland. We have expanded into other parts of Europe through acquisitions, such as the acquisition of Song Networks AB (now TDC Song), a leading Nordic telecommunications operator, in September 2004. In recent years we have also divested certain of our non-core businesses, including TDC Directories, our print and electronic web-based directory business that operated in Denmark, Sweden and Finland, which we sold in 2005.

OVERVIEW OF OUR ACTIVITIES BY SERVICE AREA AND GEOGRAPHY

      Revenue, EBITDA and customer numbers by business line and geographic market are specified in the table below. This revenue was generated by our various business lines operating in Denmark, Switzerland and ten other countries in Europe. Since 2001, approximately half of our revenue has come from operations outside of Denmark. See "Operating and Financial Review and Prospects."

                                                            YEAR ENDED DECEMBER 31, 2005
                                         ---------------------------------------------------------
                                                         REVENUE       % OF      EBITDA      % OF
                                           CUSTOMERS     (DKK IN       TOTAL    (DKK IN     TOTAL
BUSINESS LINE                            IN THOUSANDS)   MILLIONS)    REVENUE   MILLIONS)   EBITDA
---------------------------------------  --------------  -----------  --------  ---------  -------
TDC SOLUTIONS..........................           4,484      21,631     46.4%       6,648    51.1%
   Domestic operations.................           4,092      17,258     37.0%       6,019    46.3%
   International operations............             392       4,378      9.4%         629     4.8%
TDC MOBILE INTERNATIONAL...............           7,388      16,039     34.4%       2,809    21.6%
   Domestic operations.................           2,229       7,151     15.3%       2,205    17.0%
   International operations............           5,159       8,888     19.1%         604     4.6%
TDC CABLE TV...........................           1,290       2,107      4.5%         470     3.6%
TDC SWITZERLAND........................           2,180       9,582     20.6%       2,584    19.9%
OTHER INCLUSIVE ELIMINATIONS...........               0      (2,771)    (5.9%)        492     3.8%
TOTAL..................................          15,342      46,588    100.0%      13,003   100.0%
   Domestic operations.................           7,611      23,739     51.0%       9,186    70.6%
   International operations............           7,731      22,848     49.0%       3,817    29.4%
      Talkline etc.....................           3,434       7,763     16.7%         416     3.2%
      Bite.............................           1,725       1,125      2.4%         188     1.4%
      Switzerland......................           2,180       9,582     20.6%       2,584    19.9%
      Other............................             392       4,377      9.4%         629     4.8%

TDC SOLUTIONS

      TDC Solutions offers a wide range of communications services in Denmark, the other Nordic countries and Hungary. Through the companies TDC Solutions A/S, TDC Song, HTCC (in which we hold a 63.4% interest), TDC Dotcom and NetDesign, TDC Solutions provides landline telephony services, data communications and internet services, including broadband solutions, convergence products, triple play services, security and hosting services, leased lines and sale of terminals and installation. Traditional landline telephony continues to be our largest business area, but we expect that traditional landline telephony will become less significant to our business as many of our customers switch to our mobile and VoIP telephony.

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

      At year-end 2005, TDC Solutions had approximately 4.5 million customers, in international subsidiaries. TDC Solutions' largest customer segments are landline and DSL. In 2005, TDC Solutions' revenue was approximately DKK 21.6 billion ([EURO]2.9 billion), an increase of 16% from 2004. Landline telephony and data communications and internet services are our two largest business areas, accounting for 71% of revenue in 2005. At year-end 2005, TDC Solutions had 12,231 full-time employee equivalents.

         TDC SOLUTIONS CUSTOMERS            TDC SOLUTIONS BUSINESS AREA
            AT YEAR-END 2005                  REVENUE AT YEAR-END 2005

               [GRAPHIC]                              [GRAPHIC]

BUSINESS AREAS

Landline telephony

      TDC Solutions' landline telephony business consists of traditional landline telephony and IP telephony for the residential and business markets. TDC Solutions also provides wholesale network access to domestic and international telecommunications operators. With revenue of approximately DKK
10.5 billion ([EURO]1.4 billion) in 2005, traditional landline telephony represents the largest share of TDC Solutions' revenue, corresponding to 48% of TDC Solutions' revenue, compared with 52% in 2004. Approximately DKK 1.6 billion ([EURO]0.2 billion) of its revenue was from TDC Song and HTCC.

      Our product offerings for residential customers include traditional PSTN/ISDN telephony products, "Duet" convergence products and IP telephony, which was launched in 2006. Our basic PSTN product, which is a basic telephone subscription, is currently offered at a price of DKK 119 ([EURO]16) per month (including VAT) and includes line rental. In addition, a charge per minute is added (for example, landline calls are charged at DKK 0.25 ([EURO]0.04) per minute in peak hours (including VAT) and DKK 0.125 ([EURO]0.017) per minute in off-peak hours (including VAT). The basic PSTN product is also offered as an ISDN solution, with two telephone lines in one subscription.

      To counter migration toward mobile and IP-based telephony technologies and to meet the market's increased focus on flat rate products, TDC Solutions launched "TDC Samtale" in 2004, a telephone service package giving unlimited landline minutes in off-peak hours at a flat monthly rate of DKK 159 ([EURO]21) (including VAT). As a continuation of the success of TDC Samtale, TDC Solutions launched "TDC Samtale Dogn" in 2005, extending the hours of unlimited national landline minutes to both day and night at a flat monthly rate of DKK 199 ([EURO]27) (including VAT). The number of customers having subscribed to these products has grown significantly since they were launched and totalled 321,000 at year-end 2005.

      Duet is a convergence product which bundles fixed line with a mobile subscription and is offered in several feature packages. Duet offers among other features the ability to forward calls from the fixed line telephone to the mobile phone at discount rates. We expect the Duet product to reduce churn resulting from fixed-to-mobile substitution.

      In 2006, we launched VoIP for residential customers. VoIP is an IP telephony product that provides voice quality comparable to a PSTN network. Although we have not yet fully marketed our VoIP product, it is currently offered as a flat rate product at a monthly price of DKK 109 ([EURO]15) (including VAT) and includes unlimited national landline minutes in off-peak hours. As an alternative, VoIP with unlimited national landline minutes day and night is offered at a monthly price of DKK 129 ([EURO]17) (including VAT). Subscribers of these VoIP packages must pay an additional charge per minute for calls to international or mobile numbers.

      TDC Solutions' product portfolio for business customers consists of the traditional PSTN telephone services, ISDN products, convergence products as well as IP telephony solutions. The basic PSTN product offered to business customers is similar to the one offered to residential customers, but it is typically sold at discounted rates. ISDN products offered to business customers include products with multiple telephone lines.

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

      In addition to traditional fixed line telephony, we offer business customers the convergence product Plusnet Connect ("PNC"). PNC is a combined fixed line and mobile telephony product offered in one package in cooperation with TDC Mobile International and is sold exclusively by TDC Solutions. PNC operates as a virtual private network, enabling the customers' employees to use the same internal telephone numbers for both landline and mobile phones. PNC also offers discounts for all internal calls as well as advanced call-forwarding features.

      TDC Solutions also offers IP telephony solutions to business customers and is currently the largest supplier in the Danish business market.

Data communications and internet services

      TDC Solutions' data communications and internet services business consists mainly of broadband subscription packages, private IP-based networks, dial-up solutions and data communications services. In 2005, revenue from data communications and internet services was DKK 5.0 billion ([EURO]0.7 billion), corresponding to 23% of TDC Solution's revenue, compared with 21% in 2004. TDC Solutions' broadband customer base rose from 549,000 in 2004 to 689,000 at year-end 2005, thereby achieving a broadband market share of approximately 45% based on the number of subscriptions. In 2005, dial-up internet subscriptions decreased by 24% to 307,000.

      TDC Solutions' broadband subscription packages are usually offered as a flat rate service with unlimited uploads and downloads. The product range in DSL for residential customers spans from a connection with a downstream bandwidth of 160 Kbps and an upstream bandwidth of 128 Kbps at a price of DKK 199 ([EURO]27) (including VAT) per month to a connection with a downstream bandwidth of 8 Mbps and an upstream bandwidth of 512 Kbps at a price of DKK 799 ([EURO]107) (including VAT) per month. At the end of 2005, 38% of our DSL residential customers subscribed to a connection with a downstream bandwidth of 512 Kbps or less, 41% subscribed to a connection with a downstream bandwidth of 1 Mbps and the remaining 22% subscribed to a connection with a downstream bandwidth of 2 Mbps or more. TDC Solutions also offers a unit-priced broadband service targeting low-volume users such as existing internet dial-up customers. Currently, this product is offered with a downstream bandwidth of 2 Mbps and an upstream bandwidth of 128 Kbps at a price of DKK 99 ([EURO]13) per month (including VAT) plus a volume-based tariff of DKK 0.75 ([EURO]0.10) per megabyte (including VAT).

      For business customers, TDC Solutions offers DSL at downstream bandwidths ranging between 512 Kbps and 8 Mbps and SHDSL which features symmetric upload and download speeds at bandwidths of up to 2 Mbps. Furthermore, we offer DSL solutions for business customers which include DSL connections to the employees' residences, allowing employees to work from home. At the end of 2005, 10% of our DSL business customers subscribed to a connection with a downstream bandwidth of 512 Kbps or less, 54% subscribed to a connection with a downstream bandwidth of 1 Mbps and the remaining 36% subscribed to a connection with a downstream bandwidth of between 2 Mbps and 8 Mbps.

      In addition to DSL and SHDSL products, TDC Solutions offers business customers a wide range of other services including service level agreements and security packages, such as firewall and antivirus programs. For some business customers, these services are delivered free of charge, which means that they are bundled with the line product. Residential customers must pay an extra fee for these services.

      In 2004, TDC was the first Danish operator to launch a nationwide network of wireless hotspots in selected geographical areas, from where the internet can be accessed. At year-end 2005, TDC had 650 wireless hotspots in Denmark.

      In 2005, TDC Solutions launched the TVoIP product TDC TV, so that it is now possible to offer customers triple play products. TDC TV is offered in two packages: Basic, at DKK 99 ([EURO]13) per month (including VAT) and Family at DKK 199 [EURO]27 per month (including VAT). The Basic package includes 5 channels and the Family package includes 20 channels.

Terminal equipment

      TDC Solutions' terminal equipment business consists of the sale and installation of hardware ranging from handsets and computers to large switchboards and the provision of related service agreements. With revenue of approximately DKK 3.2 billion ([EURO]0.43 billion) in 2005, terminal equipment was the third-largest contributor to TDC Solutions' revenue, corresponding to a 15% share of TDC Solutions' revenue compared with 14% in 2004.

      Customer premises equipment ("CPE") is the hardware required to handle telephony and data traffic for both business and residential customers. We sell CPE designed for the residential market at our TDC Shops. Our Business Centers sell CPE products and services to our business customers. TDC Shops and our Business Centers are further described below.

      TDC Solutions sells two types of CPE, Telephony CPE and Data CPE. Telephony CPE includes products ranging from large Private Branch eXchanges, which are inhouse telephone switching systems for the largest business

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

corporations, to single telephone apparatuses sold to residential or small business customers. Data CPE consists mainly of routers, switches, DSL modems and other bridging equipment used for creating LAN and WAN solutions.

      Most CPE is sold to the customer while a small part of CPE is leased. We offer service agreements in conjunction with equipment sales, pursuant to which we agree to make certain repairs to the subject equipment within specified time limits.

Leased lines

      The leased lines business offers domestic and international leased line services to businesses on a retail basis and to other telecommunications operators on a wholesale basis and offers analog as well as digital circuits. Leased lines can be used for transporting both telephony and data traffic. Revenue from leased lines was DKK 1,538 million ([EURO]207 million) in 2005, corresponding to 7% of TDC Solutions' revenue compared to 6% in 2004.

      TDC Solutions offers point-to-point connections with guaranteed bandwidth to its leased line customers. Digital leased lines are offered with different bandwidths ranging from 64 Kbps to more than 1 Gbps. For bandwidths up to 2 Mbps all prices are based on list prices approved by NITA, while prices for products above 2 Mbps are negotiated on commercial terms. Monthly subscription prices for a 2 Mbps connection range from DKK 1,200 to 4,200 ([EURO]161 to [EURO]563) (excluding VAT) depending on the length of the leased line. For telephony purposes, a bandwidth up to around 2 Mbps is sufficient while bandwidths above 2 Mbps are usually used for high speed data communication.

CUSTOMERS, SALES AND DISTRIBUTION

      TDC Solutions has three sales divisions: TDC Residential, TDC Business and TDC Wholesale. These three sales divisions also sell mobile and cable TV products and services offered by TDC Mobile International and TDC Cable TV, respectively.

TDC Residential

      TDC Residential targets sales to residential customers in Denmark, consisting of approximately 2.5 million households, and to businesses with a single employee ("SoHos"). There are approximately 190,000 SoHos in Denmark.

      TDC Residential has three main sales channels: Sales and Support, TDC Butik (TDC Shops) and TDC Online. These three sales channels account for almost all TDC Residential sales. Sales and Support generates approximately 54% of total residential product sales, TDC Shops generates approximately 29%, TDC Online generates approximately 12% and the remaining 5% are generated by other sales channels, such as TDC Business.

      Sales and Support, which operates 16 call centers throughout Denmark, generates sales through both outbound telemarketing and inbound calls. Our Sales and Support division is further described in the section
"Business-Customer Care."

      TDC Shops targets residential consumers and to a lesser extent SoHos. TDC Shops has 58 shops, all owned by TDC Solutions, located in major towns throughout Denmark. TDC Shops markets the full product portfolios of TDC Solutions, TDC Mobil and TDC Cable TV. TDC Shops employs approximately 450 employees.

      With approximately 1.7 million transactions every year and a nationwide retail chain consisting of stores in high-exposure locations, TDC Shops plays a key role in strengthening awareness of our brand and product offerings. TDC Shops also distributes catalogues of our products and services to approximately 2 million households in Denmark, 19 times per year.

      In cooperation with TDC's Business Centers, TDC Shops has tested a new "Shop-in-Shop" sales concept targeting business customers. This concept involves putting a designated sales and service desk for business customers inside TDC Shops stores. Our Business Centers and TDC Shops intend to implement a concept similar to the "Shop-in-Shop" pilot program in select stores across Denmark.

      TDC Online is TDC Solutions' web-based online sales channel. TDC Online handles both online sales and online customer support. TDC Online accounts for 23% of all broadband sales and 15% of all landline sales (excluding TDC Samtale). TDC Online was launched to increase customer satisfaction and loyalty while at the same time reducing incoming call volumes to Sales and Support. TDC Online has 320,000 visitors every week. There are 55 employees at TDC Online.

      TDC Residential uses a variety of media for advertising including TV, magazines, sponsorships and direct marketing. Besides improving sales, our marketing strategy aims at creating loyalty and strengthening the TDC brand. The marketing department is divided into four sub departments, "Marketing Sales," "Loyalty," "Production" and

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

"Positioning." TDC Shops also operates a marketing department that handles production of sales catalogs. The sales force in the residential market consists of internally employed staff, some of which are paid on commission.

      TDC Solutions invoices its residential customers, and most of its business customers, quarterly. Subscriptions are paid in advance each quarter, whereas traffic use is billed in the following quarter. As broadband subscriptions are predominantly flat rate products, almost all broadband payments are made in advance. We intend to maintain these payment policies, which are favorable to TDC.

TDC Business

      In Denmark, TDC Business targets companies with more than one employee and the public sector. There are approximately 123,000 companies with more than one employee in Denmark, and TDC currently serves approximately 57% of these. In the Nordic region (Sweden, Denmark, Norway and Finland), TDC Business has started to target the approximately 3,200 corporations that have a presence in more than one Nordic country.

      TDC Business segments its customers based on expected revenue streams from such customer:

       * Key Account segment -- Targets customers expected to generate revenue of more than DKK 10 million ([EURO]1.3 million). Our Key Account team services 154 companies. Revenue from Key Account customers totaled DKK 1.8 billion ([EURO]0.2 billion) in 2005. Key Account customers are served by a dedicated team of account managers that typically handle 1 to 3 customers.

       * Public Account segment -- Targets all public sector companies in Denmark, and presently includes 344 customers. Revenue from Public Account customers totaled DKK 1.2 billion ([EURO]0.2 billion) in 2005. Public Account customers are public organizations and are all managed under a framework agreement.

       * Large Account segment -- Targets customers expected to generate revenue of more than DKK 500,000 ([EURO]67,020). Presently, TDC services 735 Danish Large Account companies. In 2005, revenue from Large Account customers amounted to DKK 760 million ([EURO]102 million). Large Account customers are handled by account managers, who each on average handle 30 customers. Working closely with large customers has proven relatively effective in maintaining customer satisfaction, which has improved for three consecutive years.

       * Business Center segment -- Targets companies with more than two employees expected to generate revenue of more than DKK 30,000 ([EURO]4,021). Currently, the Business Center segment services approximately 58,500 customers. Revenue from Business Center customers totaled DKK 2.3 billion ([EURO]0.3 billion) in 2005.

      In the first quarter of 2006, TDC Business established a new sales segment called Nordic Account, targeting sales to pan-Nordic customers, which are customers with a presence in more than one Nordic country. Selected customers from the four segments mentioned above will be moved into this new segment, which we expect may include approximately 400 customers.

      In addition to TDC Business account managers, TDC Business conducts sales and provides customer service through call centers and TDC Business online services.

      Business Center customers are targeted through nine shops, located throughout Denmark. We intend to establish up to five new shops in 2006 in Denmark, located in areas with a high density of businesses.

      The business sales force consists of approximately 550 persons who are partly paid on a commission basis. The business marketing organization operates in parallel with the sales organization. Our marketing is focused on increasing sales through TDC Business online services, as online sales are cheaper for us than sales through our sales representatives.

      TDC Wholesale. TDC Wholesale, a division of TDC Solutions, is responsible for TDC Solutions' domestic wholesale accounts with other telecommunications operators and service providers. In 2005, TDC Wholesale generated revenue of DKK 3,338 million ([EURO]447 million). TDC Wholesale has approximately 200 full-time employee equivalents. In the domestic markets, our main wholesale landline products are service provisions to PSTN and ISDN resellers (with revenue of DKK 687 million ([EURO]92 million) in 2005), leased lines, bitstream access and ULL access (with revenue of DKK 940 million ([EURO]126 million) in 2005), and prefix and incoming traffic (with revenue of DKK 725 million ([EURO]97 million) in 2005).

      TDC Wholesale has contracts with 56 domestic operators in addition to its affiliated operators, TDC Mobile International and TDC Cable TV. The top three external domestic customers based on revenue are Tele2, Telia and

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Sonofon. Business with domestic operators is to a large extent regulated by
NITA, with prices determined by an LRAIC model and by cost documentation.

      Our international carrier services conducted through our business line TDC Carrier Services operates primarily in the European market with inbound international traffic (with revenue of DKK 260 million ([EURO]35 million) in 2005), international transit traffic (with revenue of DKK 505 million ([EURO]68 million) in 2005) and international capacity products (with revenue of DKK 108 million ([EURO]14 million) in 2005) as the major products. TDC Carrier Services has contracts with 206 international operators. TDC Carrier Services' top three international customers are TeliaSonera AB, Cable & Wireless and MCI. The international market for carrier services is characterized by economies of scale and is highly competitive with very low margins.

CUSTOMER CARE

      TDC Residential. Customer care at TDC Residential is mainly performed by the Sales and Support division, which has approximately 920 full-time employee equivalents, including 822 employees working in its 16 call centers in Denmark. TDC Residential call centers handle more than 1.5 million calls a year. The call centers consist of the following departments.

       *     Customer Service handles customer complaints and billing requests.

       * Hotline is responsible for answering customer calls and e-mails relating to internet products such as DSL lines and DSL equipment, VoIP and TDC TV.

       * Fault Reporting handles all fault reports received via inbound calls or e-mails from fixed line customers. Fault Reporting conducts fault searching and line measuring as well as reservation of technicians to repair faults.

       *     The Save team is responsible for customer retention activities.

       * Outbound and Inbound Sales handles outbound telemarketing and incoming sales calls.

      TDC Residential's back office department, which is not part of our call centers, consists of specialists who support our sales department.

      The TDC Residential call centers operate with a service level of 80/20, meaning that 80% of all contacts to a given incoming line will be answered within 20 seconds. This makes TDC one of the leading operators in terms of call center service level and helps secure a high level of customer satisfaction. Customer service performance is monitored on a daily basis and is reported to management. TDC has not outsourced any customer care activities.

      TDC Business. Customer care at TDC Business is organized according to the following departments:

       * Inbound Sales handles sales, consultancy and order registration resulting from inbound calls with respect to business products. Inbound Sales representatives handle all calls in connection to sales campaigns and try to retain customers seeking to terminate their subscription.

       * Customer Handling primarily handles the large customers in the Key Account, Public Account and Nordic Account segments where each customer has a dedicated number to call and dedicated employees in customer handling who have special knowledge of each customer's lines and equipment.

       * Helpdesk/Fault Handling is responsible for handling customers calling to report faults, for monitoring customer lines and equipment, directing fault messages to other parts of TDC, supporting of on-site technicians and maintaining quality levels on error handling.

       * Billing Service handles enquiries from business customers both by phone and in writing concerning bills and payments, customer complaints and bonus/discount schemes for customers.

       * Concept Center handles some of our special business-related products such as hosting products and DSL solutions sold to the employees of our customers.

      TDC receives significantly fewer complaints in relation to its market share compared to its major competitors. In 2005, approximately 60% of complaints filed against us with the Danish Telecommunications Complaint Board were either decided in favor of TDC or rejected by the Danish
Telecommunications Complaint Board.

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TDC SONG

      In the fall of 2004, TDC Solutions acquired TDC Song, a leading Nordic telecommunications operator with an extensive pan-Nordic network. TDC Song offers a wide range of services in data communication and telephony in Sweden, Finland, Norway and Denmark, with IP-VPN and internet access as its main services. We have integrated TDC Song's Danish network and operations into TDC Solutions.

      TDC Song targets business and wholesale markets in Sweden, Norway and Finland, as well as the residential market in Sweden. In the fourth quarter of 2005, TDC Song launched broadband services in the Swedish residential market at speeds of up to 28 Mbps. Revenue in 2005 amounted to DKK 2,340 million ([EURO]314 million), with 47% from traditional voice products while 35% came from IP-VPN and internet products. EBITDA amounted to DKK 330 million ([EURO]44 million) in 2005.

      TDC Song's main competitive advantage is the ability to offer efficient and technically advanced communications solutions in combination with quality customer service. Business customers are connected at competitive prices to TDC Song's fiber network, which offers the most extensive pan-Nordic coverage.

      See "Business -- Network" for more information on TDC Song.

HTCC (HUNGARY)

      TDC holds 63.4% of the shares in HTCC, which, through its wholly-owned subsidiaries Hungarotel and PanTel, provides telephony, ISDN, internet, broadband and other telecommunications services in Hungary. The company owns and operates virtually all existing public telephone exchanges and local loop telecommunications network facilities in the Hungarotel Operating Areas, covering 6.6% of the Hungarian population. HTCC was, until the expiration of its exclusivity rights in 2002, the sole provider of non-cellular local voice telephone services in these areas.

      In addition HTCC offers data transmission and other value-added services, including broadband DSL internet access and services, dial-up internet access and services as well as VoIP services for international calls. HTCC offers its business customers high speed internet access, data transport services, including managed leased lines, ATM services and frame relay services, virtual private networks and web hosting.

      HTCC is also a wholesaler providing capacity and transport services on its network to other wireline and wireless telecommunications providers and internet service providers. HTCC's international network allows it to transfer voice, data and internet traffic to and from Hungary.

      As of December 31, 2005, HTCC had approximately 158,000 access lines in service within the Hungarotel Operating Areas and provided Carrier Selection and CPS calling services to 19,000 active customers outside the Hungarotel Operating Areas. Outside this area HTCC had an additional 34,000 access lines.

COMPETITION

      Since the full liberalization of the Danish telecommunications market in mid-1996, we have faced intense competition in the market for domestic landline telephony services based primarily on price. Features of the domestic landline market include a large number of operators, many new entrants and public regulation aimed particularly at TDC. In the market for domestic and international long distance telephony services, competition has been enhanced by regulations requiring us to permit other telecommunications companies to interconnect with our network at rates controlled by NITA. These rates have been reduced numerous times over the past five years, resulting in a continuous reduction of end user prices. New technology that enables VoIP has further intensified competition.

      In response to continued competition in the Danish telecommunications market, TDC has substantially expanded its international activities. After the acquisition of TDC Song and NetDesign at year-end 2004, TDC further strengthened its position in the pan-Nordic market by acquiring Dotcom Solutions in Sweden and introducing broadband solutions for residential customers in the Swedish market. In 2005, we also increased our ownership share in the Hungarian company HTCC.

      There are four key players in the Danish landline market. Tele2 covers around 65% of Danish households and is our largest external wholesale customer. Telia has its own infrastructure and acts as a wholesaler and retailer and provides fixed and mobile services under the Telia brand. Telia also offers cable TV and broadband services under the Telia Stofa brand. Cybercity (acquired by Norwegian Telenor in May 2005) develops, manages and sells broadband solutions with a particular focus on the small-to-medium enterprise ("SME"), home office and high-end consumer markets. GlobalConnect, a privately owned backbone operator, has a fiber-optic network which covers most parts of Denmark and Northern Germany.

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      Customer migration from dial-up internet to broadband solutions in
Denmark continued in 2005, and the broadband penetration of Danish households rose to approximately 54% in 2005. To counter the increasing competition in the broadband market, TDC Solutions introduced a number of product and pricing promotions in 2005, including higher speeds for the same prices and reduced connection fees. In 2005, TDC Solutions also doubled the maximum DSL speed for Danish residential customers with the launch of 8 Mbps.

      Traffic volumes have declined steadily during the past years. This trend can be explained by fixed-to-mobile substitution and increased competition. Furthermore, the emergence of competitively priced IP-VPN solutions has made it possible for business customers with several branches to establish their own networks, based on IP-VPN, allowing them to route traffic between branches within their own network instead of through the public telephone network. The result of this is a sharp decline in billed MOU for business customers, which has partly been offset by an increase in internet services and data communication revenue.

      A number of our competitors such as Cybercity and Tele2 have introduced VoIP at very competitive flat rate prices including all traffic with the exception of calls to mobile. We have launched IP telephony in cooperation with TDC Cable TV using the cable TV network and a VoIP product using DSL in order to compete for the customers who migrate towards VoIP. We estimate that the emergence of VoIP has not yet had a significant impact on subscriber and traffic volumes, but we expect that migration to VoIP will cannibalize a substantial part of our PSTN customers with a significant impact on our financial result.

      In the Danish PSTN market, there is not much differentiation between products except through the packaging of different combinations of features. Accordingly, if a competitor in the PSTN market offers a successful PSTN package, we believe we could offer a comparable product in a matter of weeks. For example, one of our competitors in the PSTN market offered a successful flat rate product and we were able to offer a comparable product within weeks.

      For more information on TDC's competitors and our competitive position in the Danish telecommunications market, see "Industry." For more information on the impact of regulations on our business, see "-- Regulatory Environment."

TDC MOBILE INTERNATIONAL

      TDC Mobile International ("TMI") is the leading provider of mobile telecommunications services in Denmark, the second-largest provider in Lithuania, the third-largest provider in Latvia and an MVNO in Germany with a 4.3% market share. TMI's activities include mobile voice telephony, sale of handsets, mobile data services as well as wholesale services to MVNOs in Denmark, Lithuania and Austria. In Denmark, TMI provides mobile telecommunications services through its domestic subsidiaries, TDC Mobil, a mobile network operator, and the MVNO Telmore, which, offering mobile products online through a self-service website, represents a new business model for us which we call the "Telmore Concept."

      Our international mobile businesses include the wholly-owned subsidiaries Talkline in Germany, which owns an 80% stake in the easyMobile business in Germany, which is based on the Telmore Concept, and Bite, a mobile network operator in Lithuania and Latvia. TMI also holds a 19.6% stake in Polkomtel, a Polish mobile operator (which is in the process of being sold), and a 15% stake in the Austrian mobile operator, One. TMI also holds 88.9% of the share capital of Telmore International, the subsidiary we established to conduct the easyMobile business in the UK, and possibly in other European countries. We decided to discontinue our easyMobile operations in The Netherlands in March 2006.

      TMI's revenue was DKK 16.0 billion ([EURO]2.1 million) in 2005, an increase of 6.2% from 2004. Growth was driven by increased revenue from both TDC Mobil and Telmore. In 2005, TMI had higher voice traffic volumes compared to 2004 in the domestic, German and Baltic markets (approximately 15%, 3% and 44%, respectively), but TMI also experienced lower prices. In 2005, TMI had outgoing voice traffic volume of approximately 5.1 billion minutes, of which
2.4 billion outgoing minutes were generated in Denmark, an increase of 20% from 2004.

      At year-end 2005, TMI had 7.4 million customers, an increase of 32.7% from 2004. Customer growth in TMI in 2005 was driven by its international operations, with Talkline etc. having 844,000 more customers by year-end 2005 representing an increase of 33% compared to year-end 2004, and Bite having 796,000 more customers representing an increase of 86% compared to year-end 2004. At year-end 2005, TMI had 2,434 full-time employee equivalents.

      TDC MOBILE INTERNATIONAL           TDC MOBILE INTERNATIONAL BUSINESS AREA
      REVENUE AT YEAR-END 2005                 CUSTOMERS AT YEAR-END 2005

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            [GRAPHIC]                                     [GRAPHIC]

      Revenue from mobile telecommunications services primarily comes from voice traffic volumes, including incoming and outgoing calls, international calls and international inbound and outbound roaming. TMI's residential customers are served with both post-paid and pre-paid products. Customers using our pre-paid products pay an upfront fee for a set amount of services and receive a SIM card that can be replenished either online or offline. The mobile network operators TDC Mobil and Bite, as well as the MVNO Telmore, gain revenue from both incoming and outgoing traffic, whereas MVNO Talkline benefits from outgoing traffic only.

DOMESTIC OPERATIONS (TDC MOBIL AND TELMORE)

      The domestic operations of TMI primarily include TDC Mobil and Telmore. In 2005, revenue from domestic operations was DKK 7,151 million ([EURO]959 million), corresponding to 44.6% of TMI's revenue, compared with DKK 6,503 million ([EURO]872 million) in 2004. TDC Mobil is engaged in both retail activities, including mobile voice and data transmission and the sale of handsets, and wholesale activities, such as selling network access to MVNOs. In 2005, revenue from these areas was as follows: 47% from retail, of which 67% came from mobile telephony, 18% from handsets and 14% from subscriptions, 52% from wholesale and 1% from other activities. As noted above, Telmore sells mobile products and services to retail customers via self-service websites. Transactions with our affiliates accounted for 49% of our wholesale revenue in 2005.

Products and services

      TDC Mobil. TDC Mobil's main post-paid product family is MobilExtra, a portfolio of mobile service plans. This portfolio includes MobilExtra, MobilExtra 100 (minimum usage of DKK 100 ([EURO]13) per month), MobilExtra 200 (minimum usage of DKK 200 ([EURO]27) per month) and MobilExtra 400 (minimum usage of DKK 400 ([EURO]54) per month). Tariffs are charged for any additional minutes. The more expensive packages have more favorable prices for minutes and higher handset subsidies. MobilTid, another one of our major mobile products, is a pre-paid mobile service package, featuring a free subscription but higher traffic tariffs. MobilTid users also have the added benefit of anonymity.

      MobilFlexConnect is our main product in the business market and is targeted at companies with more than 10 mobile subscriptions. With voice, SMS and data access, it links employees together through short number codes. MobilFlexLet is a web-based product marketed primarily to SoHos.

      In the fourth quarter of 2005, TDC Mobil launched data services via the UMTS network, providing access to mobile broadband cards, increased speed and video telephony on 3G phones to both business and residential customers. At year-end 2005, TDC Mobil's UMTS network had approximately 217 base stations and covered 27% of the Danish population with commercial services, including the four largest cities in Denmark and selected business areas. All TDC Mobil customers with 3G handsets or a mobile broadband card automatically have access to the 3G network and any speed upgrades on the 3G network. Via a mobile broadband card from TDC Mobil, our customers with a laptop PC can surf the internet via our 3G network with speeds up to approximately seven times faster than what they are used to from the 2G mobile network. Our mobile customers are typically charged for these services per megabyte downloaded.

      Following the introduction of UMTS, data transmission prices halved and contributed to a doubling of data traffic volumes from 2004 to 2005. The UMTS launch is expected to result in continued strong growth in data traffic and increased revenue from TDC Mobil's content services in the years ahead. Telmore also launched UMTS services for its customers in the fourth quarter of 2005, using TDC Mobil's UMTS network.

      We launched FLY in 2004. FLY is a mobile phone portal offering information, services, entertainment and games including video clips, music, emails and multiplayer games. Through the launch of the 3G network in the fourth quarter of 2005, we have increased the speed for accessing these services significantly, which has stimulated consumer use.

      We believe further growth has been and will continue to be achieved by developing new services and products. In 2005, the trend toward increased use of consumption-independent flat rate pricing for SMS messages and voice traffic as offered by our competitors contributed to a decline in our share of the wholesale and retail markets. In response, TDC

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mobil launched the consumption-independent product maxsms and the supplementary services fri sms and fri tale for mobilextra subscribers, which have stimulated consumption. in 2005, mou increased as a result of customers migrating from landline to mobile telephony. sms and mms traffic also rose significantly.

      TDC mobil also offers its network services to mvnos on a wholesale basis. wholesale products consist of voice, sms and data transmission access, and the mvnos carry out the sales, distribution, billing and customer care effort to the ultimate customer. our wholesale customers include a large number of independent mvnos, with debitel being the largest.

      Telmore. Through our Danish subsidiary, the MVNO Telmore, we sell our mobile products and services online via self-service websites. Telmore is the current market leader in Denmark for the online mobile self-service segment. More than one in every ten persons living in Denmark is a Telmore customer, and Telmore is Denmark's largest e-business company. In addition to relatively low prices, customers are offered a wide array of mobile plan options such as automatic top-up, children's budget and detailed call specification, which can be selected in a very simple way online.

      The Telmore Concept is essentially a simple and transparent pricing and self-service concept, based on no subscription fees, a simple pre-paid tariff structure, and an easy to use web-based customer interface. The concept focuses on lean operations, no high street shops and limited marketing budgets. At the end of 2005, Telmore had 555,000 customers. Telmore's customers contribute about one quarter of all Danish payments via the internet by Dankort (the Danish debit card system).

Customers, sales and distribution

      TDC Mobil sells its products and services to residential customers through TDC Shops, dealer shops, websites, telemarketing and, since 2005, mass distribution channels such as supermarkets and large electronics retail stores. Sales to business customers are carried out through TDC Mobil's own sales force and through TDC Solutions' sales force, along with distribution through dealer shops.

      TDC Mobil's residential customer base is equally split between post-paid customers and pre-paid SIM-card users. TDC Solutions' convergence product Duet is targeted at the family segment. Telmore targets internet users with a simple and customer friendly service offering.

      TDC Mobil runs a premium pricing strategy for all customer segments relative to its main competitors. The price premium is justified by reliability, good network quality and good customer service.

Customer care

      Members of TDC Mobil's customer care staff communicate with TDC Mobil's customers through inbound and outbound calling, SMS contacts and emails. TDC Mobil's call center is the main department within TDC Mobil responsible for customer service. The TDC Mobil call center handles orders, problem solving, inquiries regarding invoices, number portability and technical support via telephone inquiries from TDC Mobil customers. We believe that TDC Mobil's telemarketing activities often contribute significantly to churn prevention, better customer satisfaction, improved ARPU, add-on sales and customer education on products and features. Our customer care team participates in developing marketing strategy, marketing campaigns and our go-to-market strategy. Presently, our customer service team is developing from a traditional cost center operation to one focused on nurturing and expanding customer relationships, aiming to increase customer loyalty and spending.

      TDC Mobil's customer service team focuses on providing our customers with assistance in a cost efficient and effective manner. This includes directing non-value creating calls to our self-service portal on the internet, implementation of an interactive voice response system focusing on premium service to the best customers and automation of sales support activities.

Competition in the Danish mobile market

      In 2003 and to some extent 2004, intense price competition was fuelled by Telmore and the other main no-frills MVNO, CBB Mobil. However, consolidation in the Danish mobile market has reduced the pace of price reductions in 2005.

      In the market for residential customers, handset prices and traffic tariffs are important criteria for customer preferences. In the mobile market, low-to-medium usage customers are targeted with low-priced minutes and medium-to-high usage customers are targeted with semi-flat rates and full flat rates. TDC Mobil offers handset subsidies to certain post-paid subscribers. In Denmark almost all mobile residential customers have six month contracts, which is the maximum fixed subscription period permitted by regulation.

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      In the market for business customers, network quality and reliability and traffic tariffs are important criteria for customer preferences. Free internal traffic within customers' corporations is becoming increasingly common. Additionally, the ability to offer pan-Nordic solutions is increasing in importance. TDC Mobil is currently establishing a presence in Norway to meet this need. In both the residential customer market and the business customer market, TDC Mobil maintains premium prices.

      For more information on our competitors, see "Industry."

TALKLINE ETC.

      Talkline etc. includes the MVNO Talkline in Germany, its 80% owned subsidiary easyMobile Germany and the 88.9% of Telmore International that is owned by TMI. Revenue from Talkline etc. was approximately DKK 7.7 billion ([EURO]1.0 billion) in 2005, corresponding to 48% of TMI's revenue, compared to 51% in 2004.

Talkline (Germany)

      Talkline is a MVNO and sells mobile service plans, handsets, pre-paid SIM cards and mobile subscriptions in cooperation with mobile network providers in Germany. Talkline offers both UMTS and GSM services. Talkline is the third largest German MVNO based on revenue. TMI owns 100% of Talkline which in turn owns 80% of easyMobile Germany, an MVNO operating under its own brand name using T-Mobile's network.

      As a result of strong growth in its customer base, Talkline increased market shares in 2005. At year-end 2005, the company had approximately 3.4 million mobile customers, up 31.3% from year-end 2004. The expanded customer base is due mainly to Talkline's success with its primary distribution channels in 2005.

                                   [GRAPHIC]

Products and Services

      Talkline buys wholesale products, including minutes, SMS, MMS, 3G datacards, Blackberry service and value-added services (such as mobile music and mobile TV) from the mobile network operators operating in Germany, packages these into its own products, such as mobile tariffs and mobile plans, and sells these products to retail customers. Talkline has agreements with T-Mobile, Vodafone and E-Plus for the use of their networks. An agreement with the fourth and last mobile network operator O2, has been made and distribution of their network services will be launched during the second quarter of 2006.

Customer, sales and distribution

      Talkline's sales channels include direct as well as indirect sales channels. Talkline is in the process of opening Talkline brand stores in 94 German outlets of the largest German department store chain "Karstadt." Furthermore, numerous stores owned through a large Talkline dealer are branded Talkline stores.

      Talkline also has sub-brands such as "unicomdirect" and "Tiefpreishandy.de," an online shop. Also, the company sells through indirect specialist dealers. Talkline has agreements with numerous mid-sized to major retail chains that in total have several hundred distribution partners. Finally, cooperative relationships with partners such as banks, automobile clubs, soccer clubs and automotive manufacturers have been implemented.

      Through different sales channels including direct marketing channels and cooperation with well-known brands such as soccer clubs, Talkline addresses certain customer segments that are not targeted by the mobile network operators.

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Talkline operates on the basis of service delivery to its customers and strong sales partnerships with its different sales channels. Talkline focuses on cost efficiency by utilizing self-service portals for customer sales and services and electronic billing. A key strategic challenge for Talkline is competition for sales channels given an increasingly saturated market.

Subscription periods and handset subsidies

      In Germany, mobile service packages, including Talkline's, generally include subsidized handsets. The size of the subsidies depends on the value of the tariff which is combined with the handset. The duration of the customer contracts are 24 months, allowing for the prepayment of the handset. For a mainstream handset of good quality, the customer will pay up to [EURO]100 (DKK
746).

Customer care

      Talkline focuses on retention and prevention activities and is very successful in identifying customers with a high margin contribution and rewards these customers by offering special incentives.

      At year-end 2005, Talkline had increased the number of customers receiving only electronic bills to more than half of its contract customer base or 1 million, thereby realizing cost savings.

Competition

      Competition in Germany is intensifying through declining prices triggered by no-frills players. The price level in Germany saw an overall decrease in 2005 and this development is expected to continue through 2006. Furthermore, flat fees for voice and data are increasingly common in the market.

      We expect subsidies of handsets will continue and the availability of sales channels will remain a key factor in growth. As the market matures, competition for existing customers will intensify and retaining customers and preventing churn will increase in importance. Sale of 3G handsets will be important as a means to increase usage and ARPU. However, the emergence of no-frills players who do not provide handsets and typically offer lower tariffs might impact ARPU negatively, as high volume customers will have an incentive to switch to no-frills providers.

      In early 2006, T-Mobile and Vodafone launched subsidies of notebooks with an integrated UMTS module with a SIM card slot. They have recently launched new mobile high speed data technology increasing download bandwidth from 384 Kbps to 1.8 Mbps.

      O2 has announced that they will move from a mobile company to an integrated telecommunications company for mobile, fixed net and internet. O2 is expected to launch aggressive DSL pricing for bundled products. O2's DSL product is based on the Telefonica's IP-network.

Telmore International (easyMobile)

      Telmore International is the parent company of the easyMobile operations in the UK, which work closely with easyMobile in Germany. TMI owns 88.9% of Telmore International and has an 80% stake in the German business of easyMobile through Talkline.

      In March 2005, we launched easyMobile UK, the first mobile operator under the easy brand, and in the fourth quarter of 2005, easyMobile was launched in Germany and The Netherlands. Pursuant to an exclusive brand license agreement with easyGroup of August 2004, we have the option of using the easy brand in a number of additional European countries. However, due to disappointing sales in The Netherlands, we decided to close the easyMobile operation in The Netherlands in March 2006.

      The easyMobile companies provide mobile telephony following the Telmore Concept. As a supplement to internet sales, easyMobile UK introduced off-net distribution offering bundled handsets and minutes in March 2006. easyMobile does not own its own network, but in the UK and Germany, it has concluded an MVNO agreement with the mobile operator T-Mobile. At the end of 2005, easy Mobile had 33,000 customers and revenue of DKK 20 million ([EURO]3 million).

      Some competitors have launched similar products in Germany and the UK. In the UK, the market for internet-based services has proven to be smaller than expected. As this market develops, the total market share of easyMobile is expected to increase.

BITE -- BITE LITHUANIA AND BITE LATVIA

Bite is a mobile operator that is 100% owned by TMI, and operates in the Latvian and Lithuanian markets. Bite Lithuania is the second-largest mobile operator in Lithuania with revenue of approximately DKK 1.1 billion ([EURO]148

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million) in 2005. Bite Lithuania offers a wide range of mobile, internet content and data services for business and residential customers and has its own network infrastructure, including GSM and UMTS networks. Bite views the two countries as one market with a total population of 6 million people.

      Bite's revenue is generated primarily by mobile telephony. Bite generates 55% of its mobile revenue from post-paid services and 17% from pre-paid services. The rest of its mobile revenue is generated from roaming, sales of handsets and other activities.

                                   [GRAPHIC]

      Bite experienced a 44% increase in voice traffic in 2005 due to strong growth of 86% in its customer base to 1.7 million customers. The growth rate primarily reflected an increased focus on the pre-paid segment and the launch of SMS consumption-independent flat rate pricing for the pre-paid segment. However, this increase should be seen in the context of declining retail prices and fewer average MOU per customer.

      Bite provides a full range of mobile voice, data and internet services for the residential and business markets in Lithuania and a full range of mobile communication services for residential users in the Latvian market. Bite offers mobile internet access using its GSM network, which has been updated to
2.5 G using EDGE technology and also offers landline internet access to business customers. In addition, Bite was the first mobile operator in Lithuania to offer wholesale products to MVNOs. Bite's main product in the Lithuanian residential market is LABAS, a pre-paid mobile service package.

      Bite has rolled out GSM 1800 and 900 networks in Lithuania and to a smaller extent in Latvia. In early 2005, an EDGE network in Lithuania was launched. Bite was granted a UMTS license in Latvia in 2005 and in Lithuania in early 2006. UMTS networks in Lithuania and Latvia are expected to be launched in 2006. In Lithuania and Latvia, the number of GSM base stations is 717 and 65, respectively. In Lithuania, almost 100% of the population is covered, whereas the population coverage in Latvia is approximately 63%.

ASSOCIATES

Polkomtel (Poland)

      TMI holds a 19.6% stake in Polkomtel, a leading Polish mobile operator in the business customer market, with more than 9 million customers at year-end 2005 and a one-third share of the mobile market in Poland.

      Pursuant to the change of control provisions in Polkomtel's bylaws and the shareholder agreement among Polkomtel's shareholders, as a result of our recent change of control, TDC is required to offer to sell its 19.6% ownership share to the other shareholders of Polkomtel. In February 2006 TDC offered its shares for a price of [EURO]214.04 per share. On March 10, 2006, the Polish shareholders in Polkomtel entered into an agreement with TDC whereby, subject to certain conditions including the outcome of the Vodafone litigation described below, they agreed to exercise their right to purchase their pro rata share of 14.8% of the share capital of Polkomtel for an aggregate price of [EURO]650.5 million. The remainder of TDC's shareholding in Polkomtel, 4.8%, has been offered to Vodafone, the only shareholder of Polkomtel who has not entered into the purchase agreement with TDC. Vodafone has claimed that the offer procedure is invalid and that the offer price determined by TDC does not reflect the market value of the Polkomtel shares. Vodafone also maintains that the price at which TDC's shares in Polkomtel should be offered for sale to Vodafone and the other shareholders should be determined in arbitration. Legal proceedings are pending in the Polish Courts and the International Arbitral Center in Vienna. Upon Vodafone's motion, the District Court in Warsaw, Poland has issued an injunction, which prohibits TDC to transfer any of its shares in Polkomtel. Vodafone has initiated arbitration against

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TDC. We believe that there is no legal justification for the injunction and that the agreed price reflects the market value of the shares as of the date of the agreement.

One (Austria)

      TMI owns 15% of One, the third-largest mobile operator in Austria. Mobile phone penetration is 106% in Austria and people in Austria are among the highest spenders in terms of mobile telecommunications in Europe. In 2005, One's customer base increased 15% to 1.8 million customers due partly to the successful launch of its pre-paid no-frills concept Yesss!

      In December 2003, One began a soft launch of UMTS services, which services include downloading of music files and video telephony. A more comprehensive mass market launch was initiated in spring 2005. By the end of 2005, the UMTS network covered 51% of Austria's population. The UMTS roll out has until now been concentrated on the most densely populated areas in Austria. We believe it is likely that further UMTS roll out will be required to close coverage holes in already partially covered areas. Further, we expect One to establish wireless hotspots in order to meet corporate customer needs.

TDC CABLE TV

      TDC Cable TV is the largest TV distributor in Denmark and it provides TV signals to approximately 40% of all Danish households. TDC Cable TV offers TV programming, broadband services (cable modem) and IP telephony.

      In the past few years, TDC Cable TV has continued its growth in customer numbers, revenue and margins. At year-end 2005, the number of cable TV customers was approximately 1 million, up 5% from year-end 2004, and the number of customers with broadband rose 35% to 251,000. The number of telephony customers was 9,900 at year-end 2005 (of which approximately 3,600 were VoIP customers). The TV customer base grew at a CAGR of 5% in the period 2002-2005. In 2005, TDC Cable TV's revenue was approximately DKK 2.1 billion ([EURO]0.28 billion), an increase of 19% from 2004. By December 31, 2005, TDC Cable TV had 1,030 full-time employee equivalents.

PRODUCTS AND SERVICES

Television

      TDC Cable TV's core business is analog TV. TDC Cable TV currently offers analog TV in three standard packages (basic, medium and full) to individual household customers and organized customers, representing 30% and 70% of our business respectively. Organized customers include antenna co-operatives and housing associations. Our analog TV transmissions do not require a receiver or set-top box. As a result, our customers can view a different channel from each TV set in their residence. This gives us a competitive advantage over our DTH competitors who can only provide single channel viewing for each set-top box employed.

      The channels in the cable TV packages are selected with a view to customer preferences. TDC Cable TV's basic package, with approximately 170,000 customers, contains free channels from the state broadcasting services. The medium package, with approximately 80,000 customers, contains some of the most popular pay channels, including Viasat's channels. The majority of our customers prefer the full package, which includes the same channels as the medium package plus some foreign channels and has approximately 630,000 customers. The current monthly list price for these packages is DKK 147 ([EURO]20), DKK 219 ([EURO]29) and DKK 290 ([EURO]39), respectively (including
VAT). Organized customers are subject to different monthly rates which are typically less than the rates paid by individual household customers. Some organized customers, namely large antenna co-operatives who represent an additional 150,000 households and housing associations are agency customers who buy individually customized content packages from TDC Cable TV.

      In 2006, we expect to begin the migration of the analog TV packages toward digital packages. Our entire cable backbone network is digital. Approximately 4% of TDC Cable TV's TV customers are digital customers and therefore own or lease a digital set-top box, also known as the Selector. TDC Cable TV acquires the digital set-top boxes from a third-party supplier, Sagem, and sells them to the customer at a discounted price. It is not possible for Selector customers to use alternative set-top boxes than the ones supplied by TDC Cable TV, as customized software is used. Selector customers choose either a medium or full package in digital format and can supplement their package with a variety of further content packages, at prices in the range of approximately DKK 40-240 ([EURO]5-[EURO]32) per month. In addition, digital customers are offered Near Video On Demand services with pay per view movies. In the second quarter of 2006, we expect to launch VoD and we plan to introduce a new and improved set-top box with digital return path and HD capability in 2006.

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Broadband

      During the last five years, TDC Cable TV has invested in its cable network to make the majority of the network broadband accessible (return path upgrade). At year-end 2005, TDC Cable TV had 251,000 broadband customers, or 30% of the accessible customers. The broadband customer base has grown at a CAGR of 59% in the period 2002-2005. TDC Cable TV's broadband products are based on a flat rate concept, whereby the customer is invoiced a fixed monthly subscription regardless of its IP-traffic consumption. Currently, broadband speeds up to 4 Mbps are offered to customers.

      TDC Cable TV expects to continue to grow its broadband activities. Our relatively strong position in the broadband market has, to a large extent, been achieved through small changes in pricing and low-speed connections of 256 Kbps or less. However, our large customer base and the unexploited capacity in the coaxial network ensure that TDC Cable TV can easily adapt to future market trends.

Telephony

      In 2005, TDC Cable TV launched a VoIP product offering. With the introduction of VoIP telephony, TDC Cable TV can now offer its customers triple play solutions including TV, broadband and telephony. TDC Cable TV offers high quality VoIP telephony with Quality of Service to ensure a clear and constant voice flow similar to the voice flow in regular telephony. VoIP is offered as a pre-paid, flat rate, self-service product, where ordering, management and payment are handled via a website.

CUSTOMERS, SALES AND DISTRIBUTION

      TDC Cable TV's customer base consists of a combination of individual households and organized customers (mainly antenna co-operatives and housing associations). Individual households have a direct customer relationship with TDC Cable TV, whereas each organized customer handles matters such as billing directly with the individual households it represents. It is common for organized customers to own and maintain the last mile of the cable network. Broadband and VoIP products are almost entirely sold directly to the individual household, regardless of whether the household is an individual customer or represented by an organized customer.

      TDC Cable TV's sales department handles all initial sales pitches and subsequent contract negotiations for TDC Cable TV. TDC Cable TV has expertise in selling to and servicing organized customers, which gives us a competitive advantage over the majority of our competitors who have only just begun to target the organized customer market with broadband and telephony products. Once TDC Cable TV enters into a TV contract with an organized customer for the provision of products or services, there is potential for sales of add-on products such as digital TV, broadband and VoIP directly to each individual household represented by the organized customer.

CUSTOMER CARE

      TDC Cable TV bills its customers in advance of the billing period, thus contributing significantly to TDC Cable TV's cash flow and working capital. Under our cable service contracts, approximately 60% of our organized customer base may terminate their subscriptions by giving two or more years notice, while individual household customers are entitled to terminate the subscription by giving three months notice.

      TDC Cable TV's broadband and TV churn rates are relatively low. Annual broadband churn was 10.7% (excluding churn due to change of address, including which broadband churn would be 14.8%) and annual TV churn was 4.2% in 2005.

      TDC Cable TV's call center is the main sales channel for cable TV products. Our website is the main sales channel for broadband and VoIP. The majority of incoming web orders require no manual handling due to backend integration with our main IT systems. Finally, individual household customers, especially buyers of set-top boxes, are served by TDC Shops and two external retail chains, which combined, cover all major cities in Denmark. Retailers earn a commission on all sales. Organized customers are served through the organized customer service. Individual household customers are primarily serviced through TDC Cable TV's in-house call center. Individual customers are also served through our website.

CONTENT PROVIDERS

      Historically, TV content prices have been relatively high in Denmark and TV distributors (both cable and DTH) pay for most of their content other than content provided by the Nordic state owned broadcasting services. TDC Cable TV's most important suppliers are content providers such as TV2 (TV2 Zulu, TV2 Charlie and TV2 FILM), Viasat (TV 3, 3+ and Viasat Sport) and SBS (Kanal 5, The Voice TV and Canal Plus). We have strong relationships with our largest content providers. Approximately 85% of total viewer ratings in Denmark are domestic channels. We believe this fact and our large customer volume makes it crucial for Danish broadcasters to have their channels included in our TV

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packages and gives TDC Cable TV strong bargaining power with domestic content providers, which in turn lead to favorable discounts.

      Our contracts with content providers typically run for two or three years. The fees we pay for content are usually based upon subscriber numbers, although a few such contracts include minor scale discounts with gradually declining fees per subscriber.

TDC SWITZERLAND

      TDC Switzerland offers mobile telephony, landline and internet services. In 2005, it acquired Ascom's communications solutions unit, renamed sunrise business communications, which has considerably strengthened the provision of LAN products and services for TDC Switzerland's business customers. TDC Switzerland's revenue was approximately DKK 9.6 billion ([EURO]1.3 billion) in 2005, a decrease of 1.1% from 2004.

      TDC Switzerland has maintained its position as the second-largest telecommunications provider in the Swiss market, a market characterized by fierce competition, decreasing mobile and fixed line prices and a regulatory environment currently favorable to Swisscom. TDC Switzerland does not have its own access network. Recently, the two Chambers of the Swiss Parliament agreed on legislation that would require Swisscom to provide us with access to their local loop based on regulated prices. At year-end 2005, TDC Switzerland had approximately 2.2 million customers. TDC Switzerland's total customer base is relatively stable, with declining traditional landline voice and dial-up services being partly offset by growth in mobile users and broadband.

          TDC SWITZERLAND                         TDC SWITZERLAND BUSINESS AREA
     CUSTOMERS AT YEAR-END 2005                     REVENUE AT YEAR-END 2005

             [GRAPHIC]                                    [GRAPHIC]

      At year-end 2005, TDC Switzerland had 2,454 full-time employees, with 254 directly related to the acquisition of sunrise business communications.

TDC Switzerland Mobile

      Mobile telephony represents the major share of revenue in TDC Switzerland and was approximately DKK 5.7 billion ([EURO]0.76 billion) in 2005. Mobile telephony contributed approximately 60% of TDC Switzerland's revenue in 2005. The number of mobile customers of TDC Switzerland at year-end 2005 was approximately 1.3 million, an increase of approximately 6.5% compared to 2004.

      Our Swiss mobile business includes a retail and a wholesale section. Our Swiss retail business offers post- paid and pre-paid services as well as PC cards, and sells mobile handsets. By the end of 2005, approximately 50% of TDC Switzerland's mobile subscriptions were pre-paid.

      Our portfolio of retail mobile product service plans is called sunrise Relax. Our Relax plans are available for both post-paid and pre-paid customers. The customer is billed per call (up to one hour) for on-net mobile calls and calls to fixed net. Off-net mobile calls and international calls are billed at a per minute rate. Relax consists of four different price packages suited to different usage levels. In addition to Relax, we offer six subscription packages tailored for post-paid customers, who have a relatively constant usage pattern. Each of these subscriptions include a certain amount of voice and/or SMS minutes, for example, the subscription product "sunrise minute 60" with a monthly subscription that includes 60 minutes per month. The pricing for each product depends on the monthly minimum MOU the user expects to consume.

      In order to compete with the no-frills packages offered by our competitors, TDC Switzerland has launched the brand yallo. Yallo offers simple and transparent pricing and no subscriptions along the lines of the Telmore Concept. Initially launched as an online-only offer, TDC Switzerland now sells yallo through our direct and indirect distribution channels.

      TDC Switzerland also offers a wide portfolio of value-added services and data services, such as sunrise live portal, which includes music downloads, games and video telephony. In 2005, TDC Switzerland launched a

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UMTS/EDGE network and our outdoor population coverage at the end of 2005 for
GSM/GPRS was 99%, for EDGE 78% and for UMTS 57%.

      TDC Switzerland also offers bundled mobile, fixed line and broadband products, which enable customers to take advantage of discounts by purchasing both mobile and fixed voice or voice and internet from TDC Switzerland.

      In the mobile wholesale area, we currently have agreements with companies such as Cablecom and Tele2.

Landline telephony

      Revenue from landline telephony in TDC Switzerland was approximately DKK
3.1 billion ([EURO]0.4 billion) in 2005. Landline telephony contributed 32.1% of revenue of TDC Switzerland in 2005, compared with 32.4% in 2004. At the end of 2005, TDC Switzerland had 527,000 landline customers.

      Our landline telephony business in Switzerland covers retail and wholesale markets. Retail voice includes pre-fix and pre-select PSTN plans, with or without a contract, as well as VoIP. The main family of PSTN price plans is called "Sunrise Select," and includes a choice of a charge by the minute plan, a charge by the call plan or a plan with included minutes. Sunrise Select plans also offer additional options like discounted international calls or discounted calls within a user group. Business customers also benefit from data solutions such as IP-VPN and leased lines and, as of July 1, 2005, network integration solutions which combine voice and data in one network (including LAN, PABC and IP communications services), which are included in our product portfolio as a result of our acquisition of sunrise business communications. Landline wholesale activities consists of primarily transit traffic and, to a smaller extent, data and internet services.

      TDC Switzerland offers twelve month customer contracts with fixed numbers of minutes included or fixed hourly rates for a flat fee or with telephone service bundled with other services, such as mobile or DSL. For international calls, special contracts offering fixed low prices are in place. We face the challenge of managing an effective transition from PSTN to VoIP, without losing customers and without having the cost of maintaining two technologies in parallel for too long.

Internet services

      In 2005, the internet services business contributed approximately DKK 792 million ([EURO]106 million) of revenue, or approximately 8.3% of the revenue of TDC Switzerland. The broadband penetration rate was 48% at the end of 2005. At the end of June 2005, TDC had an 11% market share in the broadband segment and a 28% market share in the dial-up segment. TDC Switzerland had 204,000 dial-up and 182,416 DSL customers at year-end 2005.

      TDC Switzerland's internet services business offers dial-up and three different DSL products. ADSL plus is a flat rate product with up to 5 Mbps downstream charged at a flat fee. In 2005, TDC Switzerland introduced ADSL Flex, which was the first consumption-based DSL product in Switzerland. For this product, the customer pays a subscription fee which covers a certain amount of megabytes and additional usage is billed per megabyte. In 2006, we introduced ADSL Free which is purely consumption-based.

      The growing broadband market in Switzerland is the driver for the continuous DSL customer growth of TDC Switzerland. As access to the local loop on a regulated basis has not yet been introduced in Switzerland, we currently resell Swisscom's DSL products with small gross margins and little room for product differentiation other than through pricing. We expect to have ULL access by 2007 and, as a result, we expect margins to grow. Churn in the DSL business is low, but is expected to grow once the market becomes more saturated.

      The dial-up internet access business is declining and is expected to be entirely substituted by broadband services within the next few years. TDC Switzerland is currently focusing its DSL acquisition programs on migrating its dial-up customers to one of the sunrise DSL products.

CUSTOMERS, SALES AND DISTRIBUTION

      TDC Switzerland divides its business customers into three segments. The corporate segment consists of approximately 1,500 companies that each have more than 200 employees. In the SME segment the market consists of approximately 17,000 companies that each have 20-200 employees. Finally, in the SoHo segment, the market consists of approximately 279,000 companies that each have up to 19 employees.

      Our Swiss marketing activities are organized in two units, one of which is focused on wireline (voice and internet) and the other on mobile. We have approximately 150 full-time employees in total in the two units. Each unit has dedicated teams for the residential and business customer markets. The activities within these units cover marketing communications, product management and development, segment management and customer relationship management, process management and market intelligence, as well as new business partner management.

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      The sales organization for residential customers has approximately 200 full-time employees and focuses primarily on our own shops, and the management of external partners and sales channels. The remuneration of external partners and sales channels is primarily based on sales commissions. The sales organization for business customers has approximately 200 full-time employees. Commission-based incentives are an integrated part of remuneration of both our own sales force and external sales channels. See section "-- Distribution" below. Advertising. TDC Switzerland follows a single brand advertising strategy which is a cornerstone in its efforts to become a convergent service provider. An exception to our single brand strategy is yallo. Yallo was launched last year to compete with the no-frills and low price mobile offers that are entering the Swiss market.

      TDC Switzerland's marketing team utilizes a variety of medias to advertise our products. Our style of the advertising aims to be humorous and informative. All campaigns are however supported by a call to action in the form of an attractive product offer.

      In the area of sponsoring, the efforts have been focused on sponsorship of the Swiss football league. Recently sunrise has also moved into music sponsorship. A co-operation with Good News, the biggest Swiss concert organizer, is used as a platform to retain customers and create loyalty. The music sponsoring is also an integral part of sunrise's online music offering "Music World."

      In the business market, the communication is more targeted. Segment specific communication channels such as trade journals or trade fairs are used.

      All communication activities to new and existing customers are based on segmentation. For targeted cross- and up-selling to existing customers segmentation is used on a one-to-one basis (e.g. segment specific direct marketing activities, such as bill inserts and direct mailings.)

      Within our telephony and internet operations, this year's business marketing focus is to significantly increase brand awareness and position the sunrise brand to become number one in VoIP in the Swiss business market. For the first time in Switzerland, this marketing strategy is supported by a dedicated testimonial campaign targeting key decision makers on TV and in the business press in collaboration with Cisco and Nortel featuring CEOs of recognized Swiss companies that are satisfied users of our services.

      In addition to mobile and fixed line carrier services, we market, design, build and maintain complete business telephony and data solutions to enterprises in various industry branches including financial services, healthcare, logistics and transportation through our newly acquired sunrise business communications division.

      For the corporate and SME segments, our marketing efforts tend to be customized for each buyer, including dedicated account management, customer specific presentations and local events.

      We use innovative marketing approaches such as door opener campaigns to target select customer groups. As part of our communication efforts, we advertise in the professional and general press, publish our own business magazine and e-newsletter, participate in major business events and sponsor the Swiss football league and major classical and pop concerts.

      Distribution. Distribution of our products and services is through our own direct sales organization as well as via selected distribution partners. Distribution for the residential segment focuses on internal channels (our shop network, e-shop and direct sales through customer care) and external channels. We own 23 sunrise shops and operate 16 shops inside supermarkets. One third of the post-paid activations and about half of the contract extensions are generated through our own sales channels.

      For external channels, we use both specialized and non-specialized channels. Specialized channels include Mobile Zone and Phone House, which include chains that sell mobile subscriptions for all three major mobile operators in Switzerland. Non-specialized channels include Fust and Interdiscount which are major electronics dealers in Switzerland, and Migros which is the largest retail chain in Switzerland. Remuneration of external sales channels is based on a basic commission per customer and certain bonuses.

      In selling to customers, we distinguish between pull channels, where the customer initiates contact, and push channels, where we contact the customer. The pull channels include TDC Switzerland's call center (inbound calls), sunrise branded shops and the sunrise online shop and retail chains. The push channels include door sales (outsourced to door-to-door organizations), TDC Switzerland, call center (outbound calls) and three external Swiss-based call centers.

      To serve our business customers, we use internal and external channels. A regional direct sales force is the most important channel in the corporate segment, whereas the SME segment is served both through our own direct sales force as well as partners. In the residential segment and the SoHo segment we primarily use external partners, as described above.

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      For all segments and channels, there is a strong focus on cross-selling wireline products to TDC Switzerland mobile customers and vice-versa.

      The sunrise brand is used both in the residential and business segments. The marketing of residential wireless services focuses on voice and internet access services. We focus on net growth by substantially increasing our footprint in the SME and SoHo segments through sales of mass market capable standard solutions and broadband and application services.

      TDC Switzerland is positioning itself in the business market with best value for money offerings for the SoHo and SME segments.

CUSTOMER CARE

      A primary focus of customer care is customer life cycle management, including sales, retention, billing enquiries and technical support. Customer care is a low cost acquisition and retention channel, and the customer loyalty generated by this channel is higher than other channels.

      The customer care organization manages all of TDC Switzerland's customer relationships. There are four physical locations across Switzerland which support four languages (German, French, Italian and English). The front office number of full-time employee equivalents is approximately 440 and the back office number of full-time employee equivalents is approximately 140. Technical support is open twenty four hours a day whereas opening hours for billing inquiries and other information is shorter.

COMPETITION

Fixed Line

      The total market for landline voice traffic in Switzerland declined in 2005 primarily due to migration from landline to mobile telephony. As voice products typically consist only of a choice of price plans, there is little room for differentiation between our products and those of our competitors beyond price.

      TDC Switzerland's fixed line business, initially successful with a market share of over 20% in 2002, has experienced a decline in market share to 15%, as a result of a lack of regulation and competition from new operators such as Cablecom. However, the anticipated introduction of ULL is expected to put TDC Switzerland in a position to offer better prices and product offerings. TDC Switzerland is also well prepared for future challenges such as VoIP, as we have already introduced our own VoIP solution. Swisscom benefits from the lack of regulation and in 2005 was able to maintain its market share of 60% in fixed line. However, Swisscom's customer base is decreasing as a result of fixed-to-mobile substitution. Tele2, which had a market share of 14% in 2005 in fixed line, is increasingly pressured as its price leadership strategy is being challenged by Cablecom.

      Cablecom had a market share of 6.2% in fixed line at the end of 2005. Cablecom can offer cheaper prices than resellers, as the company owns the cable network direct to households. However, Cablecom only had a market share of 61% in the Swiss cable market in 2005, as there are approximately 250 other regional cable providers, however, most of these do not offer telephony products.

Broadband

      TDC Switzerland is continuing to migrate its dial-up customer base to DSL. TDC Switzerland's broadband market share was approximately 11% in 2005. We expect to grow the market share with VoIP and ULL. Swisscom had a market share of 42% in 2005, and announced that it expects to launch TVoIP in 2006 and introduce triple play services to compete with the Cablecom threat. Tele2's DSL offering mainly targets residential customers and competes on the basis of pricing. Its broadband market share was below 10% at the end of 2005.

      Cablecom offers higher bandwidth than Swisscom DSL and uses aggressive pricing and promotions. Cablecom has a triple play strategy and is the predominant provider of digital TV in Switzerland. While Cablecom can challenge Swisscom because Cablecom is not suffering from lack of last mile regulation, Cablecom does not have access to the whole Swiss population. Cablecom's market share for broadband was 21.3% at the end of 2005.

Mobile

      TDC Switzerland has a stable market position with 19% market share at the end of 2005 and, after decreasing the prices of Relax in 2006, TDC Switzerland became the price leader in the pre-paid and post-paid segment.

      In 2005, the first MVNOs and resellers entered the Swiss market. Migros uses the Swisscom network and Coop uses the Orange network. Tele2 has its own GSM network in the Zurich region, and in addition has a roaming agreement

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with TDC Switzerland. Cablecom has an MVNO agreement with TDC Switzerland. We expect intense price competition as a result of the entrance of these players in the Swiss mobile market.

      In the post-paid segment, Swisscom is positioning itself as an innovative leader by offering advanced content and HSDPA. Swisscom's mobile market share was 63% at the end of 2005, while Orange had a market share of 18% in 2005.

      With the brand yallo, TDC Switzerland is offering a no-frills product, similar to M-Budget and Coop Mobile. Approximately 49.7% of TDC Switzerland's customer base is in the pre-paid segment. In 2005, Swisscom was able to grow its customer base in the pre-paid segment with M-Budget, which is challenging TDC Switzerland's low price strategy. Like Swisscom, Orange was able to grow its customer base in 2005 within the pre-paid segment with Coop Mobile, which is offering the same prices as M-Budget and is based on the same concept.

NETWORK

      We operate the most extensive telecommunications network in Denmark. Our telecommunications backbone network has high-capacity transmission capabilities and is fully digitalized. Our access network reaches almost 100% of Denmark's population. We operate our own networks in Switzerland, the Nordic region, Lithuania, Latvia and Hungary. We own and operate a backbone network in the Nordic region, which is one of Europe's fastest broadband networks for data, internet and voice traffic. We believe our past investments, particularly in Danish network infrastructure, will allow us to lower our operating costs and lower capital expenditures in the future.

OUR LANDLINE NETWORK

      Our Danish landline network is a fully developed modern telecommunications network covering almost 100% of the Danish population. The landline network includes a fully invested PSTN/ISDN network, an MPLS capable IP backbone network and DSL coverage of approximately 98% of potential customers at 512 Kbps downstream speed, which is high compared to the European average of approximately 94%. Our DSL network, which we consider to be one of the most advanced in Europe, can deliver 4 Mbps and 8 Mbps to 90% and 55%, respectively, of the Danish population. We expect to be able to deliver 8 Mbps DSL service to 85% of the Danish population by the end of 2006.

      Transport Network. In Denmark, a key element of our landline network is a fiber-based transport network. The transport network is used for PSTN/ISDN services and data services (IP, Ethernet and ATM). It is also used by TDC Mobil and TDC Cable TV. The transport network in Denmark consists of:

      * 19,205 kilometers of fiber cable, which connect all of our central offices to the fiber transport network and all 1,347 of our nodes,

      *      DSLAM equipment in all of our central offices and nodes,

      * wavelength division multiplex systems to increase capacity per fiber, and

      * a leased line platform delivering fixed capacity connection speeds with bandwidths up to 2 Mbps in Denmark.

      Fixed Access Network. TDC Solutions' fixed access network, or PSTN/ISDN network, consists of twisted copper pairs and optical fiber. The PSTN/ISDN network in Denmark covers 100% of the population and is used to deliver both basic and advanced telephony services. This network consists of:

      * 228,000 kilometers of twisted copper pair cable in Denmark that connect 2.43 million PSTN and 0.33 million ISDN2 customers,

      * 4,319 kilometers of optical fiber cable in Denmark that connect 3,145 customers, and

      * 149 central offices (including 120 local exchanges, 10 transit exchanges, 2 international exchanges, 8 IN service contact points, 2 speech servers, 2 servers for directory assistance and 5 exchanges for testing purposes).

      The PSTN customer base is declining in Denmark, which has been creating free capacity on our PSTN/ISDN network. As a consequence, we expect that the need for investment in the PSTN/ISDN network in the future will be limited. We have a high port utilization in our DSLAM equipment for DSL and IP because we employ a just-in-time port build-out. As a result, the current customer take-up cannot be sustained without investing in additional port capacity. We increase our customer capacity by cost-effectively increasing the port capacity of the existing DSLAM equipment.

      The Data Networks. Our data networks in Denmark and the Nordic region include our ATM and IP networks. The ATM network (only in Denmark) is the platform for aggregated DSL-based broadband access services. The ATM

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network also delivers a range of data connection services including frame relay and ATM services. The ATM network covers Denmark with 137 POPs.

      The IP network consists of an MPLS-based IP core network, IP EDGE networks and IP aggregation networks. The IP network delivers internet access services, pan-Nordic MPLS-based IP-VPN services, VoIP services and content services such as TVoIP. MPLS plays a key role in delivering the necessary Quality of Service for VoIP. Routers are a key component of the reliability of the MPLS-based IP core network, as each POP is supported by two routers in order to prevent interruptions in the flow of traffic on the network. The separated IP cores in the Nordic countries are currently being integrated to a unified Nordic IP core.

      The IP EDGE network extends the IP network to a larger number of POPs and provides a range of IP access services, including dial-up, fixed capacity leased line access and ATM based access. Our IP network extends to 154 POPs in Denmark and TDC Song extends that network to a further 295 POPs. The IP aggregation networks include DSL networks providing DSL and SHDSL based services and IP/Ethernet networks providing 100 Mbps and 11 Gbps Ethernet access services to the IP network. Our IP network extends to 1,582 DSL POPs with 691,000 customers in Denmark and TDC Song extends that network to a further 578 DSL POPs with 13,500 IP-VPN customers and 34,300 internet access customers. We also have 650 wireless hotspots throughout Denmark.

      Due to expected traffic growth, the traffic capacity limits on the ATM DSLAM platform may be reached on certain parts of the network. As a result, in 2006, we plan to start to roll out a new IP/Ethernet network, and install new DSLAMs for DSL services in all central offices and nodes connected to the local copper loop. The new network will make it possible to improve high speed DSL coverage using remote DSLAMs. The introduction of remote DSLAMs is currently in the planning phase. We believe that we will achieve cost savings by moving from an ATM to an Ethernet based network.

      We designed our network to be compatible with the network equipment and platforms of multiple vendors. With the exception of the ATM platform, we have a dual vendor strategy, which makes us less dependent on one vendor for key supplies, repairs and upgrades. By moving from ATM to Ethernet technology for DSL services, we aim to decrease our dependency on specific ATM vendors.

      Pan-Nordic Network (TDC Song). TDC Song's network consists of a fiber-based transport network, as well as a PSTN/ISDN network and, as discussed above, IP/Ethernet network. TDC Song's PSTN/ISDN network is primarily used to serve business and wholesale customers. TDC Song's long-haul transport network consists of approximately 19,000 kilometers of fiber cable and a pan-Nordic Synchronous Digital Hierarchy network delivering fixed point-to-point capacity of up to 10 Gbps. TDC Song's fixed access network (MAN) consists of 2,325 kilometers of optical fiber cable that connects fiber directly to 4,630 customers. Apart from customers that we connect directly to our fiber network, TDC Song relies on DSL over unbundled copper to provide local access. The coverage of the Nordic network primarily covers the cities and larger towns in Sweden, Norway and Finland. Currently, there are 635 central offices connected to the TDC Song network of which 375 are located in Sweden, 110 in Norway and 150 in Finland. In 2005, we began to offer DSL services to residential customers in Sweden at a bandwidth of either 1Mbps, 8Mbps or 28Mbps. In 2006, we will continue to integrate TDC Solutions' existing network in the Nordic region with the network of TDC Song. The TDC Song network also consists of wavelength division multiplex systems to increase capacity per fiber.

      The following table shows the location of our ULL central offices and the residential and business DSL coverage that our network has.

                    COUNTRY                  SWEDEN       FINLAND      NORWAY
       ---------------------------------   ----------   ----------   ----------
       ULL Central Offices..............         375          150          110
       % Population Coverage............          30%          25%          24%
       % business with greater
          than 10 employees covered.....          80%          75%          55%

      TDC Carrier Services. Under the name TDC Carrier Services, TDC operates extensive transport and IP networks outside the Nordic region. The international transport network includes 75,000 kilometers of fiber connections covering Eastern and Central Europe, with submarine extensions to the United States.

OUR MOBILE NETWORK

      GSM Network. TDC Mobil has rolled out GSM 1800 and 900 networks in Denmark. The number of GSM base stations in Denmark is approximately 1,840. In Denmark, close to 100% of the population and geography is covered. The utilization of the network has increased by 30% over the last three years. According to industry surveys conducted by a prominent Danish telecommunications research company, 76% of all business telecommunications customers and 86% of our customers in Denmark believe TDC Mobil has the best GSM network in Denmark and that our network quality is better than or on par with competitors.

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      Nokia and Ericsson provided the hardware and software for TDC Mobil's GSM radio network. The core network consists of 15 mobile and software switching centers and 6 home location registers that were manufactured by Ericsson. Our GSM network consists of approximately 4,400 GSM 900-cells and 2,850 GSM 1800-cells and 40 base station controllers.

      TDC Mobil's network includes platforms for voicemail, SMS, Wireless Application Protocol, MMS, a platform for content delivery, and the mobile portal FLY and an Intelligent Network platform for a large number of services, including pre-paid services. We have bundled our mobile broadband access offer with the TDC wireless hotspots, of which we have 650 in airports, hotels, conference centers, cafes and Statoil petrol stations and rest areas along the main transport roads across Denmark.

      3G Network. TDC Mobil is in the process of rolling out a 3G network mainly in the major cities of Denmark. The roll out is expected to fulfill the requirements of our Danish UMTS license to achieve 80% population coverage at a speed of 12.4 Kbps by 2008, with a geographic coverage of approximately 13%. We will upgrade network speed in accordance with customer demand and cater for special customer needs for coverage through a focused VIP-program. We plan to upgrade 12% of the base stations in our 3G network to higher bit rates using HSDPA technology at the end of 2007, and to make a further HSDPA roll out according to market needs from 2008.

OUR CABLE NETWORK

      TDC Cable TV has a fully digitalized network. It is operated from one central super-head-end in Copenhagen that serves as play-out for the entire network. This super-head-end also serves as a basis for TDC Solutions' TVoDSL and central VoD servers, and has the capacity to supply TV to hand-sets (DVB-H and 3G). Moreover, the super-head-end provides cable modem provisioning and network management control servers for IP-products. TV is transmitted digitally by TDC Solutions' domestic backbone network to 47 remote hubs, from where the three standard packages are converted to analog transmission. Additional channels are transmitted digitally and the customer is required to have a set-top box to receive these channels. From the hubs to the households, transmission is distributed by a HFC network, the majority of which is owned by TDC Cable TV. The last few hundred meters of customer premise cable network, however, is frequently owned by landlords or organized customers. In total, TDC Cable TV's network covers almost 50% of Danish households.

      As with TV transmission, IP traffic terminates via TDC Solutions' IP backbone to the same 47 hubs, partly by lines leased from TDC Solutions. The network owned by TDC Cable TV is almost completely return-path upgraded. Approximately two-thirds of customer-owned network is upgraded by TDC Cable TV. The coaxial cable offers vast capacity, which is presently only marginally exploited. All modems are Docsis 1.1 and are ready for Docsis 2.0. However, TDC Cable TV is contemplating a complete Docsis 3.0 roll out, which would enable up to 100 Mbps end user connections throughout the network.

OUR SWISS NETWORK

      TDC Switzerland has built and operates its own mobile, fixed and ISP networks. As a result, TDC Switzerland offers integrated services and is able to meet the high market demand for quality and reliability of and easy access to telecommunications services. Due to recent legislation requiring Swisscom to provide us with access to its ULL network, we expect that we will be able to obtain direct access to additional end users in Switzerland.

Mobile Network

      Despite difficult topographical circumstances and stringent environmental obligations, especially in the non-ionizing radiations area, which limits radiation from mobile antennas, sunrise has achieved competitive coverage and quality with the GSM network. In addition, sunrise is further developing and expanding its mobile network based on EDGE and UMTS technology. TDC Switzerland's main coverage objective for its UMTS network is to achieve 384 Kbps indoor service in major cities such as Zurich, Basel, Bern, Lausanne, Geneva, Luzern, Chur and Lugano, and then to enlarge the 128/384 Kbps service to greater urban areas. TDC Switzerland Mobile had 2,200 GSM/GPRS sites, 800 EDGE sites and 470 UMTS sites as of year-end 2005.

Fixed Network

      TDC Switzerland's fixed network consists of a SDH/DWDM backbone (our own fiber-optic network measuring more than 7,000 kilometers), 1,608 connected sites and direct interconnection with all interconnect points of the Swiss incumbent operator and several international carriers.

ISP Network

      The TDC Switzerland ISP network is fully redundant with two independent sites and provides a range of internet services.

NETWORK OPERATION

      Routine maintenance, inspections and tests are conducted on a daily basis including tests of network performance. The performance of our network is monitored separately for each of our technologies. In addition, TDC constantly monitors all network events through one common alarm handling system at the Network Operations Center in Copenhagen. TDC is presently implementing a new network alarm system, which will implement best practice alarm correlation. We expect that our alarm correlation system will ensure a fast track response to network failure and provide information on service impact for key customers. Our network alarm system can also be initiated by our customers. Triggering the network alarm system initiates fault handling and maintenance procedures, which might include on-site maintenance.

      As part of our maintenance operations, TDC has entered into service and support agreements with technology vendors. These agreements normally involve escalation procedures on system faults. The procedures could be initiated as part of the daily fault handling or as part of the performance monitoring of the networks. Our service and support agreements also include provisions for the service and repair of spare parts. We also have agreements with local companies for on-site repair and spare parts handling.

      TDC Switzerland's central network operations center monitors the entire TDC Switzerland network 24 hours a day and performs fault management procedures. TDC Switzerland has a field crew that operates in 11 locations and performs first line maintenance, preventive maintenance and implementation of site safety and security.

BILLING, INFORMATION TECHNOLOGY AND PROCUREMENT

TDC SERVICES

      In general, our subsidiary, TDC Services, is responsible for billing, IT and procurement services for the majority of our domestic operations, including TDC, TDC Solutions, TDC Mobil and TDC Cable TV. TDC Services is also responsible for a number of operational tasks for these domestic operations, including logistics, facilities management and management of accounts payable. Our international operations, as well as certain of our domestic operations (e.g. Telmore and Song Denmark), generally handle their own billing and IT. However, in the future, TDC Services will start to provide selected services to our Nordic and other European operations. Although TDC Services mainly supports our internal operations, TDC Services provides limited services to third-party customers and generated revenue of approximately DKK 106 million ([EURO]13 million) in 2005 from the provision of such services. As discussed in more detail below, TDC Services is also responsible for handling certain of our procurement task requirements across Europe.

BILLING

      TDC Services. TDC Services is responsible for all domestic billing activities, as well as reminder procedures (except for TMI), billing complaints and debt collection. Billing is the most frequent and closest encounter we have with our customers. By proactively developing our billing processes and ensuring that the bills are delivered in the correct frequency, layout and language, we aim to ensure high satisfaction and loyalty among our customers.

      TDC Services produces and distributes approximately 18 million invoices and call specifications annually. Most customers receive quarterly invoices. Electronic billing is a particular focus area, as it can simultaneously improve customer satisfaction and reduce administrative costs. TDC Services has started increasing the number of bills distributed electronically and has introduced various electronic billing solutions. In the fourth quarter of 2005, 3.6% of all bills were distributed electronically. Our strategic goal is to increase this percentage substantially and realize associated cost savings.

      In the second half of 2006, TDC Mobil and TDC Solutions expect to implement a new customer exposure system, which will monitor credit and fraud risks. On a daily basis, the system will monitor all customers of TDC Solutions and TDC Mobil for changes in usage and payment behaviour with the purpose of automatically generating alerts if the aforementioned changes break predefined limits. The alerts will be investigated and, if necessary, actions will be taken to reduce our exposure to customer credit risk. TDC intends to investigate whether the customer exposure system should be implemented for our other business lines.

      TDC Switzerland. TDC Switzerland produces and distributes approximately one million invoices monthly, 93% to residential customers and 7% to business and wholesale customers and dealers. All services can be included on one invoice. The main payment methods are "over the counter" payments at bank branches or post offices. To a lesser extent, bills are paid by means of e-banking and transfers. TDC Switzerland has launched electronic billing and payment for its residential customers.

IT SOLUTIONS

      Our IT services unit works with our internal business units and at times with our customers to deliver IT projects.

      In order to minimize our total IT costs and increase our efficiency, we outsource certain IT tasks. In recent years, the maintenance, development and operation of several IT activities have been outsourced, in part utilizing off-shore resources.

      In connection with our IT requirements, we have outsourced the following tasks:

      * operation, maintenance and development of certain legacy systems in June 2003 to CSC, including Tandem and IBM OS/390 mainframe platforms;

      * development of TDC Mobil's self-service applications in January 2005 to Capgemini;

      *      support and desktop management in January 2005 to CSC; and

      * development and maintenance of enterprise resource planning applications in June 2005 to IBM.

PROCUREMENT ACROSS EUROPE

      TDC Services is responsible for attending to our procurement needs across Europe. Within TDC Services, the corporate procurement department is responsible for conducting negotiations with our suppliers with a view to using our buying power to obtain favorable prices and terms. For example, the corporate procurement department renegotiated contracts relating to EDGE and 3G equipment for all of our business lines and not each division individually, leveraging our buying power and leading to cost savings of approximately DKK 100 million ([EURO]13 million) in 2005 and more than DKK 800 million ([EURO]107 million) in the contract period. It also aims to hire people with significant experience in procurement and provides inhouse procurement training. TDC Services also focuses on strengthening cooperation between our European operations in order to consolidate our procurement activities.

RESEARCH AND DEVELOPMENT

      Our research and development activities are currently focused on developing next-generation services and network platforms in the landline and mobile business areas. This includes development of broadband applications and services, as well as IP-based and UMTS network platforms and wireless LAN capabilities. Furthermore, we participate in international programs, including standardization efforts, and cooperate with independent research organizations. Although we expect our research and development efforts to contribute to future revenue growth, we believe our results of operations and cash flows are not dependent upon the success of such efforts.

INTELLECTUAL PROPERTY

      In August 2004, TDC signed an exclusive license agreement with easyGroup, which allows us to use the easy brand when offering mobile telephony in up to 11 European countries. At present we have operations in the UK and in Germany using the easy brand. However, the operations are still at a very early stage in their development. See "Business -- Talkline etc."

      Apart from our leading brands, we do not believe that we are dependent on any other intellectual property right including any individual brands.

PROPERTY, PLANT AND EQUIPMENT

      TDC Services manages the majority our office premises and floor space in Denmark. However, certain of our Danish operations, such as Telmore, manage their own premises. We believe we have sufficient leased space and real property to conduct our business activities effectively.

      Our principal properties consist of numerous telecommunications installations, including exchanges of various sizes, transmission equipment, cable networks, base stations for mobile networks and equipment for radio communication, the majority of which are located in Denmark. We also have numerous computer installations, which are primarily located in Copenhagen and Aarhus.

      The total area of our domestic properties was approximately 972,000 gross square meters as of December 31, 2005, of which approximately 60% was owned by us and approximately 40% was leased. As of December 31, 2005, telecommunication installations (exchanges and base stations) represented 38% of our total property, plant and equipment, and other installations represented 4% of our total property, plant and equipment.

      The following table shows our domestic properties by purpose of use and ownership (managed by TDC Services):

                                                                                             SHARE OF
                                                                        OWNED/LEASED       TOTAL GROSSS
PURPOSE OF USE                     OWNED       LEASED        TOTAL          RATIO          QUARE METERS
-----------------------------   ----------   ----------   ----------   ---------------   ----------------
                                     (GROSS SQUARE METERS)
Administration...............      155,961      263,899      419,860      37%      63%                43%
Exchanges....................      337,844       21,487      359,332      94%       6%                37%
Multiple purposes............       39,173       79,392      118,564      33%      67%                12%
Shops........................          575       15,865       16,440       3%      97%                 2%
Base stations................        4,779        6,169       10,948      44%      56%                 1%
Radio sites..................       31,774        2,107       33,881      94%       6%                 3%
Other........................       10,241        2,736       12,976      79%      21%                 1%
                                ----------   ----------   ----------   ------   ------   ----------------
Total........................      580,347      391,655      972,001      60%      40%               100%
                                ----------   ----------   ----------   ------   ------   ----------------

      The following table shows our ten largest domestic properties:

                                              GROSS SQUARE      OWNED OR
PRINCIPAL PROPERTIES                             METERS          LEASED      USE
-----------------------------------------   ---------------   ------------   -------------------------
Sletvej 30, Aarhus................                   79,008          Owned   Administration
Teglholmen, Copenhagen............                   70,589         Leased   Administration
Norregade 21, Copenhagen..........                   48,289         Leased   Multiple purposes
Borups Alle, Copenhagen...........                   42,061          Owned   Multiple purposes
Telegade, Taastrup................                   36,486          Owned   Administration
Telehojen, Odense.................                   32,347          Owned   Multiple purposes
Lautruphoj 2-10 Ballerup..........                   31,147         Leased   Administration
Slet Parkvej, Aarhus..............                   17,106         Leased   Administration
Klingenberg, Odense...............                   16,082         Leased   Multiple purposes
Ny Ostergade, Roskilde............                   11,533         Leased   Administration
                                            ---------------
Total.............................                  384,648
                                            ---------------
Share of total gross square metre........               40%

      In 2005, the new Zurich headquarters of TDC Switzerland, the sunrise Tower, opened and we relocated a majority of TDC Switzerland's staff to the headquarters. As a result, certain of our other office spaces are currently empty. Efforts are underway to sublet or assign these empty office spaces.

      The main office buildings in Switzerland are:

LOCATION                             FUNCTION                SQUARE METERS
----------------------------------   ---------------------   ------------------
Zurich Oerlikon (sunrise Tower)...   HQ                      37,000
Longemalle, Lausanne..............   Office, call center      1,753
Freiburgstr., Bern................   Office                   6,018
Salzhausstr., Biel................   Call center              5,718

      In addition to the main office buildings, TDC Switzerland has 5,200 square meters of retail shops in Switzerland.

EMPLOYEES

OVERVIEW

      We place a high priority on training our employees. We have established an extensive management training program. Approximately 200 of our managers participate in this program. We believe that the management training program has enhanced the skill base of our managers. As a result, even as the skills we need to operate our business evolve, in 2005 we have been able to recruit 75% of all candidates for managerial positions internally and to retain approximately 90% of the existing managers. In addition, we have an incentivized salary system. Approximately 2,500 managers and specialists participate in our bonus plan. In addition, approximately 550 sales employees get paid on a commission basis.

      We monitor employee satisfaction each year by conducting an employee survey. After receiving the results of the survey, we engage in dialogue with our employees to identify ways to improve the work environment for our staff.

      We have recently begun to reduce our domestic workforce. Customers are switching from traditional landline telephony to mobile and IP-based broadband solutions, which are less labor intensive than traditional landline telephony.

      In the last three years, we have implemented two redundancy programs: the first covering the period from 2003-2004 and the second covering 2005. During these periods, we achieved workforce reductions partly through our redundancy programs and partly from attrition. In 2004, 494 employees were covered by the redundancy programs and 630 employees in 2005. In 2005, we reduced the number of domestic full-time employees from 14,437 to 13,876. However, our domestic workforce reduction has been offset by the addition of employees in our international operations as a result of our international acquisition activity and our recruitment of new employees with sought after skills. At year-end 2005, we had 20,225 full-time employee equivalents compared with 19,497 in 2004. The after-tax cost related to the redundancy programs was DKK 410 million ([EURO]55 million) in 2004 and DKK 320 million ([EURO]43 million) in 2005. We plan to reduce the domestic workforce by approximately 720 full-time employees in 2006, of which we expect 150 to terminate their employment through natural attrition or internal replacements. We plan to carry out our redundancy programs with respect to up to 570 employees through voluntary resignations in accordance with our agreements with certain unions involving voluntary termination, as described below in "Business-Unions." The total costs related to workforce reductions in 2006 are estimated at DKK 342 million ([EURO]46 million) after tax.

      The following table shows our full-time employee equivalents by business line inclusive of all affiliates:

                                                        AS OF DECEMBER 31
                                                -------------------------------
BUSINESS LINE                                      2003       2004       2005
---------------------------------------------   ---------   --------   --------
TDC SOLUTIONS................................      11,765     11,432     12,231
    Domestic Operations......................      11,029     10,072      9,727
    International Operations.................         736      1,360      2,504
TDC MOBILE INTERNATIONAL.....................       2,636      2,464      2,434
    Domestic Operations......................       1,228      1,113      1,088
    International Operations.................       1,408      1,352      1,346
TDC SWITZERLAND..............................       2,380      2,307      2,454
TDC CABLE TV.................................         733        862      1,030
OTHER........................................       2,521      2,432      2,076
    Domestic Operations......................       2,483      2,390      2,031
    International Operations.................          38         42         45
                                                ---------   --------   --------
TOTAL........................................      20,034     19,497     20,225
    Domestic Operations......................      15,472     14,437     13,876
    International Operations.................       4,562      5,060      6,349

UNIONS

      We estimate that more than 70% of our employees are members of unions. We believe that we have a good relationship with our unions.

      We have in place collective labor agreements with the telecommunications department of the Danish Metal Workers Union (Dansk Metal) ("DMWU"), the Association of Managers and Employees in Special Positions of Trust in TDC (Lederforeningen i TDC, LTD) ("AME"), the Danish Confederation of Professional Associations (AC-organisationerne) ("DC"), 3F and Radiotelegrafistforeningen. Our agreement with AME prohibits striking and other industrial actions.

      We have entered into "Borgfredsaftaler," collective agreements, with each of DMWU, AME and DC (collectively, the "Borgfredsaftale unions"). In these Borgfredsaftaler we have agreed to follow certain procedural guidelines in connection with the implementation of reductions in our workforce including providing redundant employees with training that would make them suitable for reassignment within TDC in certain circumstances. Pursuant to our Borgfredsaftale with DMWU, the parties have agreed to enter into dialogue within 24 hours of an imminent conflict in order to prevent industrial action. The Borgfredsaftaler expire at the end of 2007, however they may be terminated by us or the unions subject to three months notice in the event the assumptions behind the agreements lapse or change.

      We also have entered into collective agreements with the Borgfredsaftale unions regarding the terms and conditions of voluntary resignations by employees as an incentive to encourage voluntary resignations. These agreements may be terminated by either party subject to two months notice.

PENSION SCHEMES

      Our workforce consists of (i) former civil servants covered by defined benefit plans, (ii) employees with pension rights in TDC-related pension funds (which are defined benefit plans) and (iii) employees with ordinary pension plans (which are defined contribution plans).

      The pension terms of our employees who are former civil servants are similar to those that apply to government civil servants under the Danish Civil Servants Plan. When they became employees of TDC, they retained their right to a civil service pension in accordance with the Danish Act on Pensions to Civil Servants. Our employees who are former civil servants also retain their right to special severance pay in the amount of three years' salary (Radighedslon) in the event of dismissal due to insufficient workload (stillingsnedlaeggelse). The pension is paid by the Danish state pursuant to an agreement with the Danish State in 1994.

      The pension terms of the members of the TDC-related pension funds are also similar to those provided by the Danish Civil Servants Plan. However, some of these employees have a right to special severance pay in the amount of three years' salary (Radighedslon) or three months full salary and four years and nine months and two thirds of a month salary (Ventepenge).

      The number of employees that participated in each of our pension plans as of March 15, 2006 is given below:1

CONTRACT TYPES /               ORDINARY PENSION    TDC PENSIONFUNDS      FORMER STATE      TOTAL
COLLECTIVE AGREEMENTS              PLANS               MEMBERS          CIVIL SERVANTS
----------------------------   ----------------   ------------------   ----------------   --------
AC..........................              1,902                    6                  2      1,910
Dansk Metal.................              4,895                2,790                602      8,287
LTD.........................              1,106                  591                117      1,814
Other or no collective
 agreement..................                378                   12                  4        394
                               ----------------   ------------------   ----------------   --------
Total.......................              8,281                3,399                725     12,405
                               ----------------   ------------------   ----------------   --------

-------------------
(1) The figures only cover the following entities (excluding affiliates): TDC A/S, TDC Totallosninger A/S, TDC Mobile International A/S, TDC Mobil A/S, TDC Kabel TV A/S and TDC Services A/S. The figures represent headcount, not full-time employee equivalents, and students, graduates, expatriates and employees who are included in a redundancy plan are not included in the figures.

EMPLOYMENT AGREEMENTS

      Pursuant to their employment agreements with us, in the event of a change of control of us, and for a period of 24 months thereafter, certain of our top managers have a right to a prolonged notice period from us, ranging from 24 months to 36 months. For the same period after a change of control, any proposal for a deterioration of the managers' position or responsibilities may be considered a notice of dismissal from the company.

INSURANCE

      Below is a summary of TDC's insurance coverage:

TDC A/S -- INSURANCE OVERVIEW 2005-2006 (1)

                                                                                  CAPTIVE
                                                                                 INVOLVED
INSURANCE LINE                               LIMIT (DKK)    INSURANCE COMPANY    (YES/NO)    COMMENTS
---------------------------------------   --------------   -------------------   ---------   -------------
DENMARK AND FOREIGN SUBSIDIARIES
  OWNED 50% OR MORE
Property/business interruption.......      1,500,000,000   AIG Europe            Yes
General/products liability...........        300,000,000   AIG Europe            Yes
Errors and omissions.................        300,000,000   AIG Europe            Yes
Terrorism insurance..................      1,500,000,000   Hiscox-London Market  No
Directors and officers liability.....       Confidential   AIG Europe            No
Crime insurance......................       Confidential   AIG Europe            No

                                                                            CAPTIVE
                                                                           INVOLVED
INSURANCE LINE                        LIMIT (DKK)     INSURANCE COMPANY    (YES/NO)    COMMENTS
-------------------------------   ----------------   -------------------   ---------   -----------------------------
DENMARK ONLY
Workers compensation........      According to law   AIG Europe            Yes         Premium dependent on no. of
                                                                                       full-time employee
                                                                                       equivalents
Group accident insurance....      500,000            Topdanmark            Yes         Limit; death and 100%
                                                                                       disablement,  premium
                                                                                       dependent on no. of full-time
                                                                                       employee equivalents
Motor vehicle insurance.....      See comment        AIG Europe            No          Liability; according to law,
                                                                                       casco; trade value
Business travel insurance...                         Europaeiske           No          Dependent on travel days
Expatriate insurance........                         Europaeiske           No          Dependent on no. of expats

-------------------
(1) Other insurance for foreign subsidiaries are placed locally and are not controlled by TDC Risk Management.

      We believe that our current insurance policies provide adequate coverage for our business, including protection for the nature and amount of risks we face.

LEGAL PROCEEDINGS

      The TDC Group is a party to certain pending lawsuits and cases pending with public authorities and complaint boards.

      TDC's stake in Polkomtel is currently being disposed of and certain legal proceedings are pending in relation to this disposal, as described in "-- TDC Mobile International -- Associates -- Polkomtel (Poland)."

      At the EGM held on February 28, 2006, the Purchaser proposed that TDC seek to delist its shares and ADSs from the Copenhagen Stock Exchange and from the NYSE, respectively, and subsequently seek to deregister all securities from the U.S. Exchange Act. The Purchaser also proposed the introduction of a new clause into the articles of association of TDC permitting the compulsory acquisition of the shares of minority shareholders. These proposals attained an affirmative vote of over 90% of the share capital of TDC represented at the EGM (although less than 90% of the share capital of TDC) and such resolutions were declared passed by the EGM. Subsequently, the DCCA ruled that it would not register the new articles of association. Further, ATP, a Danish pension fund holding 5.5% of the shares in TDC, has filed a writ with the Copenhagen City Court (which has been passed on to the Eastern High Court) against both TDC and the Purchaser seeking an acknowledgment of the invalidity of both the squeeze-out provisions in the articles of association and the authorization to delist from the Copenhagen Stock Exchange and the NYSE granted at the EGM. On April 5, TDC and the Purchaser announced that they would challenge the DCCA's ruling in the Danish courts. TDC has proceeded with its intention to delist its ADSs from the NYSE, which delisting occurred on April 19, 2006. If ATP succeeds in its litigation, we will be unable to proceed with the compulsory acquisition. In addition, ATP may seek an award of damages against us or other relief. In the legal proceedings instigated by ATP against the Purchaser and TDC, ATP has reserved the right to challenge authorizations proposed for adoption at the annual general meeting of TDC on April 26, 2006, as illegal, in particular authorizations (i) to issue warrants to management and others and
(ii) to repurchase shares. Furthermore, ATP claims that the reference date with regard to the redemption price of ATP's shares should only be decided as of when the redemption may actually be completed. Finally, ATP claims that the Purchaser should pay interest on the redemption price. TDC and the Purchaser have not yet responded to these claims by ATP.

REGULATORY ENVIRONMENT

EUROPEAN UNION

      In March 2002, the EU passed a number of directives designed to promote competition in the European telecommunications market that were subsequently implemented into Danish law in 2003. In accordance with this legislation, NITA performs market analyses on 18 specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and television and radio transmission. In a particular submarket NITA may designate a dominant telecommunications operator as having Significant Market Power ("SMP") in the relevant submarket. If imperfections in the relevant submarkets are identified, NITA may impose remedies against the operator having SMP in order to promote competition. In the wholesale market, such measures may include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, specific cost accounting obligations and price control methods. NITA has so far issued decisions on fourteen out of eighteen submarkets. Final decisions for all the submarkets, except the submarket for television and radio transmission, are expected during the first half of 2006. Until market analyses of the relevant submarkets have been completed and NITA has decided whether to adopt new regulative measures or revoke former measures, the current regulation will be maintained in each relevant submarket.

DENMARK

SMP Designation

      We have been designated as having SMP by NITA in almost all of the submarkets in Denmark, except for Market 15 (the wholesale market for mobile access) and Markets 5 and 6 (the retail markets for national traffic and international traffic for business customers, respectively). As a result of our SMP designation, we are subject to additional regulatory burdens, which are summarized below. In addition, NITA has been considering whether to create an additional submarket for cable TV networks. If NITA creates a cable TV submarket, it is likely we would be designated as having SMP in the cable TV submarket and might be required to provide third parties with access to our cable network. There can be no assurance that NITA will not impose additional regulatory burdens on us as a result of our current SMP status or designate us as having SMP in additional markets.

Retail markets.

      As a result of our SMP status, the larger part of our retail offerings of leased lines must comply with a rule of cost orientation. As a result, we are required to calibrate leased-line prices annually to ensure that they exactly match the corresponding cost plus a mark-up set by NITA.

Wholesale markets.

      In the wholesale markets in which we have SMP status, the majority of our prices are regulated as a result of our SMP designation. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, NITA has set the prices we charge for switched interconnection traffic, interconnection capacity, shared access and ULL (also known as raw copper) as well as related co-location. NITA calculates these prices once a year in accordance with the LRAIC model and evaluates and updates the LRAIC model once every three years. Only minor price adjustments were implemented in 2004 and 2005. In early 2006, the LRAIC model was adjusted and the prices for ULL, switched interconnection traffic and interconnection capacity were decreased considerably. The prices for TDC's other interconnection products are based on historical costs according to a formula set by NITA. Furthermore, the telecommunications law was amended with effect from January 1, 2006, resulting in changes in calculation principles for depreciation, amortization and interest payments. The amended law also gives NITA increased power to stipulate specific terms and conditions for TDC's interconnection agreements.

      NITA's decision on the submarket for broadband access requires us to discontinue our geographical differentiation of bitstream access prices unless we also differentiate our retail prices for broadband. Discontinuation of geographical differentiation of prices for bitstream access will strengthen our competitors in remote areas, where production of bitstream access is very costly for us. Alternatively, we may decide to let the current differentiation of wholesale prices affect our end user prices. The decision also requires us to offer wholesale broadband solutions (bitstream access) without compulsory landline subscriptions, which will improve our competitors' conditions for offering broadband solutions combined with IP telephony. We have appealed the decision for this market and some of the other decisions to the Telecommunications Complaints Board.

      The authorities have announced that they intend to intervene in the pricing of traditional landline subscriptions for customers who also have broadband subscriptions in order to address the so-called "excess cost recovery problem". The formulation of such intervention is uncertain.

      In the market for termination of mobile calls in mobile networks, NITA has decided that TDC, TeliaSonera, Sonofon, Tele2 and Hi3G have SMP with regard to termination in the respective mobile networks. However, price regulation has been introduced only for TDC, Sonofon and TeliaSonera whose average price (including call set-up fee) must be reduced by approximately 35% over the next two years.

      On October 31, 2005, NITA concluded that TDC abuses its dominant position in Denmark by requesting wholesale customers to pre-pay certain quarterly charges for certain wholesale products, and to require these customers to provide guarantees for their contractual obligations. We believe that we have not abused our dominant position, and have appealed NITA's decision to the Danish Competition Appeal Tribunal, where the matter is currently pending. Based on the ruling by the NITA, Tele2 has filed a claim for payment of damages, which the court has postponed until the summer of 2006, when the Competition Appeal Tribunal is expected to conclude our appeal to the NITA decision. Based on a legal assessment of the possible outcome of Tele2's claim, as well as the other lawsuits and cases that are currently pending, management is of the opinion that these will have no significant adverse effect on TDC Group's financial position.

      Decisions have also been made on four retail submarkets for telephony traffic, the retail market for leased lines, the wholesale markets for fixed connections, unbundled access and shared use including co-locations, as well as for fixed termination. None of the decisions include significant changes in relation to existing regulation with the exception of regulations relating to extended access related to co-location and extended requirements to guarantee the line quality against disturbances.

Anti-terror measures.

      As part of the anti-terrorism action plan passed by the Danish government in November 2005, the government has proposed a bill requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, we may have to make additional investments on technical equipment and we may incur operational costs as a result.

EU Universal Service Obligation (USO) directive.

      Pursuant to the EU USO directive and Danish USO regulation, which are designed to ensure that all end users have access to certain basic telecommunications services regardless of their geographical location at an affordable price NITA has designated us as the Universal Service Provider (USP) in Denmark. In the past NITA fixed the prices that we could charge to our Danish customers who use PSTN Services ("USO customers") for PSTN services, but these price caps were lifted at the end of 2005.

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EU Roaming Charge Regulation.

      The EU Commission is currently considering new regulations designed to decrease international roaming charges. It is unclear what would be the outcome of the regulation if imposed.

SWITZERLAND

Regulations

      Prompted by a preliminary decision by the Swiss competition authority regarding abuse of market power by Swisscom, the Swiss incumbent, in 2005, Swisscom reduced its prices for terminating mobile calls, putting heavy pressure on other Swiss mobile operators, including TDC Switzerland, to reduce their tariffs as well. The Swiss competition authority is continuing its review of the level of competition in the mobile call termination market and is currently investigating whether the Swiss mobile operators, including TDC Switzerland, have a dominant position and, if so, abuse such position. Consequently, TDC Switzerland faces the possibility that the Swiss competition authority will require Swisscom and/or TDC Switzerland to make further price reductions for terminating mobile calls. Such price reductions, if imposed on TDC Switzerland, may have a material adverse effect on the earning and profit margins of our Swiss operations. In addition, there can be no assurance that the Swiss competition authority will not impose a material fine upon TDC Switzerland if the Swiss competition authority determines that TDC Switzerland has a dominant position in the mobile call termination market and has abused such position.

      Swisscom announced on April 10, 2006 that it had received a draft ruling from the Swiss competition authority recommending that it pay a CHF 489 million ([EURO]310 million) fine for misuse of mobile termination rates. Swisscom reported that the competition authority considered that all Swiss mobile carriers had a monopoly on incoming calls within their network, but only Swisscom Mobile misused its dominant position on the market in the period between April 1, 2004 to May 31, 2005 by demanding excessively high termination fees. Swisscom reported that the investigation into the period following the reduction of fees is to be continued and will also cover the other Swiss mobile carriers, including TDC Switzerland. Swisscom has said it will argue against the ruling.

      Our Swiss business benefits from regulations requiring Swisscom to grant other telecommunication operators, including us, interconnection services under cost-based terms and conditions. Swisscom has challenged the interconnection tariffs as set by ComCom in court. In the second half of 2006, the Federal Supreme Court in Switzerland is expected to issue a final ruling on the matter. If Swisscom's appeal is sustained and their higher interconnection rates are confirmed by the Federal Supreme Court, TDC Switzerland may have to pay higher than expected prices to use Swisscom's landline network.

      Our business plan and earnings forecasts, particularly in relation to expected broadband and triple play sales, anticipate that the Swiss legislature will enact legislation requiring Swiss telecommunications operators to open their ULL networks to other operators. Such regulations would allow TDC Switzerland to lease network capacity on Swisscom's ULL and gain access to Swisscom's customers. A revised telecommunications law providing for such opening of ULL networks was passed by the Swiss Parliament on March 24, 2006. A 100-day referendum period expires on July 13, 2006. If there is no referendum and the ordinances implementing the new law are finalized, the new law enters into force. Although unlikely, it is possible that organizations opposed to the law could force a public vote, which would further delay enactments by at least a year and could potentially result in enactment being prevented.

LICENSES -- DENMARK AND SWITZERLAND

      We are licensed by NITA to provide mobile telecommunications services in Denmark and by the Swiss regulator to provide mobile telecommunications services in Switzerland. For example, we have UMTS licenses to provide 3G services in Denmark and Switzerland, three GSM licenses in Denmark (including licenses for DCS1800, DC56 and GSM) and one GSM license in Switzerland. Our Danish and Swiss UMTS licenses are valid until October 31, 2021 and December 31, 2016, respectively. Our Danish GSM licenses are valid until June 12, 2007, January 1, 2011 and March 1, 2012, respectively, and our Swiss GSM license is valid until May 31, 2008. There can be no assurance that NITA or the Swiss regulator will not withdraw our existing licenses if we can not meet license conditions, including obtaining the regulator's consent in the event of a change of control. After their respective expiration dates, we will have to reapply for a new Danish UMTS license and new Swiss GSM and UMTS licenses. There can be no assurance that any application for renewal of such licenses will be successful. The three Danish GSM licenses will be extended automatically for periods of 10 years unless NITA, at its discretion, issues a decision not to extend such licenses which decision must be made one year before the scheduled expiry date.

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                                  MANAGEMENT

ISSUER BOARD OF DIRECTORS

      Set forth below is certain information concerning the individuals that currently serve as directors of Nordic Telephone Company Holding ApS. In addition, we may appoint additional directors. These individuals also serve as board members of the Purchaser.

NAME                                   AGE     TITLE
---------------------------------   -------   ---------------------------------
Kurt Bjorklund..................         37   Director
Lawrence H. Guffey..............         38   Director
Oliver Haarmann.................         38   Director
Gustavo Schwed..................         44   Director
Richard Wilson..................         40   Director

TDC BOARD OF DIRECTORS

      Set forth below is certain information concerning the individuals appointed as directors of TDC at the EGM. In addition, we may appoint additional directors.

NAME                                   AGE     TITLE
---------------------------------   -------   ---------------------------------
Kurt Bjorklund..................         37   Director
Lawrence H. Guffey..............         38   Director
Oliver Haarmann.................         38   Director
Gustavo Schwed..................         44   Director
Richard Wilson..................         40   Director
Jan Bardino.....................         53   Director -- Employee elected
Leif Hartmann...................         62   Director -- Employee elected
Steen Jacobsen..................         56   Director -- Employee elected
Bo Magnussen....................         58   Director -- Employee elected

      On April 26, 2006, TDC will hold its annual general meeting of shareholders. The Board of Directors of TDC has proposed to the shareholders of TDC to re-elect Messrs. Wilson, Bjorklund, Haarmann, Guffey and Schwed, and to elect Vagn Ove Sorensen as a new member of the Board of Directors of TDC. In addition, it is proposed to elect Ola Nordquist as alternate for Kurt Bjorklund, Jan Nielsen is proposed to be elected as alternate for Lawrence H. Guffey, Nicolas Gheysens is proposed to be elected as alternate for Oliver Haarmann, Torsten Winkler is proposed to be elected as alternate for Gustavo Schwed, and Andrew Sillitoe is proposed to be elected as alternate for Richard Wilson.

OUR MANAGEMENT

      The following table presents information about the members of the Executive Committee of TDC:

NAME                                   AGE     TITLE
---------------------------------   -------   ---------------------------------
Henning Dyremose................         60   President and Chief Executive
                                              Officer; member of the
                                              Executive Committee
Hans Munk Nielsen...............         59   Senior Executive Vice President
                                              and Chief Financial Officer;
                                              member of the Executive Committee

      Set forth below is certain biographical information concerning the above individuals:

      HENNING DYREMOSE has been Chief Executive Officer of TDC since 1998. Mr. Dyremose also serves as Chairman of the Confederation of Danish Industries and the Danish Trade Council, as Vice Chairman of the boards of Brodrene A. O. Johansen A/S and A.O. Invest A/S and as a member of the board of Carlsberg A/S.

      HANS MUNK NIELSEN has been Chief Financial Officer of TDC since 1991. Mr. Nielsen also serves as Chairman of the board of CMO-Denmark Fonden and as a member of the boards of Nordea Invest A/S and OMX A.B. (Publ.).

      KURT BJORKLUND is a Partner with Permira. Prior to joining Permira in 1996, Mr. Bjorklund worked for the Boston Consulting Group in Stockholm and prior to that for an IT reseller in Finland. Mr. Bjorklund has been involved in transactions that include AU System and Inmarsat.

      LAWRENCE H. GUFFEY is a Senior Managing Director with Blackstone and is in the firm's Private Equity group, leading its activities in the media and communications sector. Prior to joining Blackstone in 1991, Mr. Guffey worked in the Acquisitions Group at Trammell Crow Ventures, the principal investment arm of Trammell Crow Company. Mr. Guffey has been involved in transactions that include Axtel, Bresnan Communications, Centennial Communications, CineUK/UGC, Crowley Wireless (Salmon PCS), CommNet Cellular, CTI Holdings, iPCS, lusacell, LiveWire Media and

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

related follow- ons, New Skies, PaeTec, TWFanch-one, TWFanch-two, Universo Online, US Radio and the firm's distressed debt investments in each of Adelphia, Kabel BW (Germany), Charter, NRW and Primacom. He is a member of the board of directors of Axtel, Kabel BW, Cine UK, Centennial Communications, iPCS/AlrGate, Fibernet, Corp Group, Live Wire Systems and PaeTec.

      OLIVER HAARMANN is a Member of KKR. Prior to joining KKR in 1999, Mr. Haarmann was a principal of private equity funds affiliated with Dillon Read & Co. and, prior to that, worked in corporate finance at Lazard Freres and Bankers Trust Co. At KKR, Mr. Haarmann has been involved in the investments in Wincor Nixdorf, Tenovis, Broadnet, Demag Holding and A.T.U. Auto-Teile-Unger. He is a member of the board of A.T.U. Auto-Teile-Unger Holding GmbH.

      GUSTAVO SCHWED is a Managing Director of Providence. Prior to joining Providence in 2004, Mr. Schwed served as managing director of Morgan Stanley, where he was one of the managing directors leading Morgan Stanley's European private equity activities and was Chairman of the firm's Global Emerging Markets Fund. Prior to Morgan Stanley, Mr. Schwed was a principal at Bassini, Playfair and Associates, an emerging markets private equity firm, and held several positions in the private equity and venture capital units of Donaldson, Lufkin & Jenrette.

      RICHARD WILSON is a Partner with Apax. He is responsible for Apax's technology and telecoms team in Europe. Prior to joining Apax in 1995, Mr. Wilson served as a consultant with Scientific Generics, a business and technology management consulting company and also worked for Marconi Space Systems in computer simulation. Mr. Wilson has been involved in transactions that include Inmarsat plc, Autonomy, Jazztel and Demon Internet. He is a member of the boards of Digital Bridges Ltd. and Corvil Ltd.

      JAN BARDINO is a systems developer at TDC. He was first elected to the Board of Directors by TDC's employees in 2004.

      LEIF HARTMANN is a systems technician at TDC. He was first elected to the Board of Directors by TDC's employees in 1996.

      STEEN JACOBSEN is a specialist technician at TDC. He was first elected to the Board of Directors by TDC's employees in 1996.

      BO MAGNUSSEN is a senior clerk at TDC. He is also Chairman of the Association of Managers and Employees in Special Positions of Trust (Lederforeningen) at TDC. He was first elected to the Board of Directors by TDC's employees in 1996.

      VAGN SORENSEN has been President and Chief Executive Officer of Austrian Airlines since 2001. Mr. Sorensen is also a director of a number of other companies, and is the chairman of the board of directors of Codan and Brandtex. Mr. Sorensen is proposed to be elected to the Board of Directors of TDC on April 26, 2006.

BOARD COMMITTEES

      Until the Acquisition, the committees of the Board of Directors of TDC included an Audit Committee. Following the Acquisition, the Board of Directors itself now functions as the Audit Committee. In 2005, the Audit Committee held five meetings. The primary purposes of the Audit Committee were to assist the Board of Directors in fulfilling its oversight of:

      * the integrity of TDC's annual report and financial reporting process and TDC's systems of internal accounting and financial controls;

      * the engagement of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm's qualifications and independence;

      * the TDC Group's compliance with legal and regulatory requirements relating to the annual report and financial reporting, including the Group's disclosure controls and procedures; and

      * the performance of the internal audit function and oversight of the performance of the independent registered public accounting firm.

      The Board of Directors now effectively fulfills these functions.

AGGREGATE COMPENSATION OF DIRECTORS AND OFFICERS

      In 2005, compensation to the Board of Directors and the Executive Committee amounted to DKK 9 million ([EURO]1.3 million) and DKK 22 million ([EURO]2.9 million), respectively, aggregating DKK 31 million ([EURO]4.2 million). The compensation to the Board of Directors included special compensation to the Board of Directors of DKK 6 million ([EURO]0.8

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

million) for a heavy workload with 16 extra board meetings during the period leading up to the Acquisition, and the compensation to the Executive Committee included special compensation for an extraordinary workload in connection with the Acquisition.

      Performance based bonuses have been paid to the Executive Committee and are included in the above amount. Approximately 300 top managers participate in a bonus program called the Top Managers' Compensation Program, and approximately 2,200 managers and specialists participate in a bonus program called the Managers' Compensation Program.

      The bonus programs are based on specific, individual annual targets, including personal, financial and operational targets. These targets depend on the individual employee's organizational position within TDC and are weighted in accordance with specific rules. All targets must support improved profitability and business development at TDC.

      Bonus payments are calculated as the individual employee's basic salary times the bonus percentage times the degree of target fulfillment. The bonus percentage achieved when targets are met is called the on-target bonus percentage. For the Top Managers' Compensation Program, this percentage is fixed in the contract of employment with the individual employee and usually varies within a range of 10-25%. The on-target bonus percentage is somewhat lower for the Managers' Compensation Program. The bonus could be a maximum of 200% of the on-target bonus.

      The bonus program for the members of the Executive Committee is based on the same principles as those for other managers.

      In 2005, 52,040 options to purchase our shares were granted to members of the Executive Committee at an average exercise price of DKK 292 ([EURO]39.1) per share. This brought the total number of outstanding options held by members of the Executive Committee to 340,742 with an average exercise price of DKK 298 ([EURO]39.9) per share. One third of the options vest annually and consequently each grant vests fully in three years. Share options may, however, be exercised in the event of change of control of TDC whether they are vested or unvested. The options expire 10 years after the date of grant. In connection with the Tender Offer and conditional on the completion thereof, TDC gave the members of the Executive Committee an offer to exercise existing share options and offered to buy certain existing share options. The members of the Executive Committee accepted both offers for all their share options. Consequently, they currently do not hold any share options. Since 2003, members of the Board of Directors have not received share options.

EMPLOYMENT AGREEMENTS FOR MEMBERS OF THE EXECUTIVE COMMITTEE

      The contracts of the members of the Executive Committee provide for notice periods of 12-18 months in the event of termination by TDC; the employment agreement of the Chief Executive Officer cannot be terminated by TDC before March 31, 2008. In the event of a change of control of TDC, and for a period of 24 months thereafter, members of the Executive Committee are entitled to a prolonged termination notice of 36 months with full rights to salary and pensions, as well as compensation for benefits, bonuses and share options. The members of the Executive Committee also have the right to voluntarily terminate their employment in a period between three and six months following the first change of control of TDC after November 30, 2005 (which occurred in connection with the completion of the Tender Offer) and receive the benefits of the prolonged termination period.

SHARE PURCHASE AND OPTION PLANS

      TDC had a revolving share-option program for employees in TDC's Danish enterprises until the Purchaser acquired control of TDC. TDC's revolving share-option program covered about 200 managers employed in Denmark and stationed in TDC's foreign enterprises. After the earnings release for the year was published, share options were granted to participants in accordance with contracts of employment. The number of options was based on an agreed percentage of the employee's basic salary and a calculated price per option (number of options = basic salary times option percentage divided by price per option). The option percentage varied for the different employees within a range of 20-35%. In addition, share options were granted on an individual basis in special cases. The price per option to be used only to calculate the number of options to be granted was calculated at the time of granting using the Black-Scholes formula. The exercise price of each option was determined as TDC's share price on the Copenhagen Stock Exchange on the day of granting.

      In connection with the Tender Offer, TDC gave participants in TDC's revolving share-option program an opportunity to exercise their options and offered to buy certain existing share options. The offers were accepted by most option holders, including the members of the Executive Committee. For share-option holders who did not accept the offers, the share options granted before 2005-in total 201,065-continue unchanged.

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

      Furthermore, following the completion of the Tender Offer, TDC offered share-option holders employed in foreign subsidiaries the opportunity to exercise their share options or receive cash settlement of their share options. The offers were accepted by most option holders. If employees did not accept either offer, their share options lapsed.

      The share-option program has now been discontinued. The TDC Board of Directors has proposed that the annual general meeting to be held on April 26, 2006 authorize the Board of Directors, without any preemption rights for the shareholders of TDC, to issue warrants to managers of TDC or its subsidiaries and the chairman and vice-chairman of TDC entitling the holders to subscribe for TDC shares for a nominal value of up to DKK 49,593,790 ([EURO]6,647,623), and to implement the capital increases relating to the warrants. However, no decision has yet been taken as to the form of any option program at TDC or elsewhere. ATP has announced that it may challenge the resolution to authorize the grant of such warrants on the basis that these may be used by the Purchaser to complete a squeeze-out of TDC's minority shareholders.

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

THE ACQUISITION AND RELATED FINANCINGS

      Extraordinary General Meeting. At the EGM held on February 28, 2006, the Purchaser elected new board members and proposed that TDC seek to delist its shares and ADSs from the Copenhagen Stock Exchange and from the NYSE, respectively, and subsequently seek to deregister all securities registered under the U.S. Exchange Act. The Purchaser also proposed the introduction of a new clause into the articles of association of TDC permitting the compulsory acquisition of the shares of minority shareholders. These proposals attained an affirmative vote of over 90% of the share capital of TDC represented at the EGM and such resolutions were declared passed by the EGM. Subsequently, the DCCA ruled that it would not register the new articles of association. Further, ATP, a Danish pension fund holding 5.5% of the shares in TDC, has filed a writ with the Copenhagen City Court (which has been passed on to the Eastern High Court) against both TDC and the Purchaser seeking an acknowledgment of the invalidity of both the squeeze-out provisions in the articles of association and the authorization to delist from the Copenhagen Stock Exchange and the NYSE granted at the EGM. On April 5, TDC and the Purchaser announced that they would challenge the DCCA's ruling in the Danish courts. TDC has proceeded with its intention to delist its ADSs from the NYSE, which delisting occurred on April 19, 2006. If ATP succeeds in its litigation, we will be unable to proceed with the compulsory acquisition.

      Debt Pushdown. On April 11, 2006, the amounts originally drawn by the Issuer under the Senior Credit Facilities were repaid with amounts received by the Purchaser from TDC by way of extraordinary dividend (and in turn paid to the Issuer by way of dividend). To finance part of this dividend (together with a pro rata dividend paid to remaining minority shareholders in TDC), TDC drew down [EURO]4,765 million under the Senior Credit Facilities.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

THE SHAREHOLDERS AGREEMENT

      On January 25, 2006, the Investors, the Equity Investors, Nordic Telephone Company Investment ApS, Nordic Telephone Company Administration ApS, Nordic Telephone Company Finance ApS, the Issuer and the Purchaser entered into an Amended and Restated Subscription and Shareholders Agreement (the "Shareholders Agreement").

      The Shareholders Agreement provides for:

      * the rights of each Investor to designate persons for appointment to the board of directors of each of Nordic Telephone Company Investment ApS and the Issuer;

      * certain arrangements with regard to the governance of Nordic Telephone Company Investment ApS and the Issuer; and

      * for certain restrictions on the transfer of shares and other securities of Nordic Telephone Company Investment ApS.

      Under the Shareholders Agreement, the Equity Investors do not have any voting rights.

BOARD COMPOSITION

      Under the Shareholders Agreement, the board of directors of each of Nordic Telephone Company Investment ApS and the Issuer shall initially consist of five directors. Each Investor shall be entitled to designate a director for as long as it continues to hold (i) 50% of the shares originally underwritten by such Investor or (ii) over 50% of its original investment. The number of directors may be increased or decreased as approved by the board of directors.

      The initial members of the Board of Directors of the Issuer are as discussed in "Management -- Our Board of Directors" above.

GOVERNANCE

      Under the Shareholders Agreement, decisions to be made by the Investors or by the board of directors of Nordic Telephone Company Investment ApS or the Issuer, are to be made by an affirmative vote of three of the five Investors, except certain significant decisions such as (i) initiating bankruptcy proceedings, (ii) declaring or paying any distributions, (iii) issuance of new securities, (iv) undertaking any merger or business combination transaction,
(v) amending corporate organizational documents, (vi) hiring or dismissing certain officers or (vii) incurring debt above certain thresholds, which require the affirmative vote of four of the five Investors.

TRANSFER RESTRICTIONS

      Under the Shareholders Agreement, during the first five years after settlement of the Tender Offer transfers are restricted to certain affiliates, subsidiaries, controlling parties, syndicatees, transfers permitted by certain financing documents and transfers approved by the Investors. Any transfer to any person who is primarily engaged in telecommunications and/or media activities or who is a significant competitor will require the approval of four of the five Investors.

RIGHT OF FIRST OFFER

      Under the Shareholders Agreement, any transfer of equity securities, other than certain permitted transfers, shall be subject to the right of each other Investor to make an offer to purchase such equity securities on the same terms.

TAG ALONG RIGHTS

      Under the Shareholders Agreement, any transfer of equity securities, other than certain permitted transfers shall be subject to the right of the other equity holders to participate in such proposed transfer.

DRAG ALONG RIGHTS

      Under the Shareholders Agreement, if during the first two years following settlement of the Tender Offer, all of the Investors, or on or after the second anniversary of the settlement of the Tender Offer, four of the five Investors, approve a proposal to transfer all of the equity to a person that is not an affiliate of any such Investor, such Investors shall deliver notice to all other equity holders of the proposed transfer, and each equity holder shall be obligated to sell all of its equity.

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

ADVISORY SERVICES AGREEMENT

      The Purchaser has entered into an advisory services agreement with the Investors, whereby the Investors provide the Purchaser and its affiliates with ongoing consulting and management advisory services for an annual fee of [EURO]5.0 million. This advisory services agreement also requires the Purchaser to reimburse the Investors for all reasonable expenses incurred in connection with, and to indemnify the Investors for liabilities arising from, the agreement. This advisory services agreement has been entered into for an initial period ending on December 31, 2006 and is automatically renewed annually.

OTHER RELATED PARTY TRANSACTIONS

      Danish companies within TDC have entered into certain lease transactions with their related Danish pension funds. For further information about related party transactions, please see note 32 to our consolidated financial statements.

      TDC will enter into management agreements with Nordic Telephone Company Investment ApS, Nordic Telephone Company Administration ApS, the Issuer and the Purchaser. Pursuant to this agreement, TDC will provide these entities with management, consulting and financial services. The terms of these agreements have not yet been agreed.

TRANSACTION SERVICES AGREEMENT

      Pursuant to a Transaction Services Agreement, the Consortium was paid a transaction fee in relation to the Transactions. See "Unaudited Pro Forma Combined Financial Statements."

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                       DESCRIPTION OF OTHER INDEBTEDNESS

      The following contains a summary of the material provisions of the Senior Facilities Agreement and the Intercreditor Agreement and certain other instruments or facilities. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the underlying documents. A summary of such terms is available on request from the Issuer.

      Terms not otherwise defined in this section shall, unless the context otherwise requires, have the same meanings set out in the Senior Facilities Agreement, the Bridge Facility Agreement or the Intercreditor Agreement, as the case may be, in each case as defined below.

DEBT TENDER

      On December 21, 2005, in conjunction with the Tender Offer, the Issuer invited, subject to certain conditions as set forth in an invitation memorandum of same date, the holders of any and all of the following EMTNs to offer to sell them to the Issuer or another entity designated by the Issuer, and to consent to certain amendments to the relevant trust deeds: (a) DEM 500,000,000 5.00% notes due 2008, (b) JPY 3,000,000,000 1.28% notes due 2008, (c)
[EURO]350,000,000 5.625% notes due 2009, (d) [EURO]1,000,000,000 5.20% notes due 2010 (the "2010 EMTNs"), (e) [EURO]700,053,000 3.875% notes due 2011 (the
"2011 EMTNs") and (f) [EURO]750,000,000 6.50% notes due 2012. Upon expiration of the Invitations on March 3, 2006, 53% or an equivalent of [EURO]1,615 million of the EMTNs had been validly offered for sale.

      On February 6, 2006, extraordinary meetings of the holders of the 2010 EMTNs and the 2011 EMTNs resolved to disapply and delete most of the covenants and certain other terms contained in their respective trust deeds and to add a new provision giving TDC the right to redeem all of the remaining 2010 EMTNs and 2011 EMTNs at any time upon not less than 10 days' notice, at 99% of their principal amount plus accrued and unpaid interest. On March 3, 2006, TDC assumed the Issuer's obligations in respect of the Invitations and on March 10, 2006 acquired all of the EMTNs offered for sale pursuant to the Invitations. On March 20, 2006, TDC redeemed the 2010 EMTNs and the 2011 EMTNs in full.

      As of March 29, 2006, TDC had the following euro medium term notes outstanding, totaling [EURO]1,284 million (the "Outstanding EMTNs"): (a) DEM 500,000,000 5.00% notes due 2008, with [EURO]194 million equivalent of notes outstanding; (b) JPY 3,000,000,000 1.28% notes due 2008, with [EURO]21 million equivalent of notes outstanding; (c) [EURO]350,000,000 5.625% notes due 2009, with [EURO]345 million equivalent of notes outstanding; (d) [EURO]750,000,000 6.50% notes due 2012, with [EURO]724 million equivalent of notes outstanding; and (e) [EURO]1,350,000,000 5.875% notes due 2006, with [EURO]685 million equivalent of notes outstanding. The [EURO]685 million of notes outstanding under the [EURO]1,350,000,000 5.875% notes due 2006 will be repaid by TDC upon maturity in April 2006. All of the Outstanding EMTNs contain provisions customary in the Eurobond market. In particular, they contain a negative pledge clause which limits our ability to secure certain types of indebtedness without also securing the relevant Outstanding EMTNs. In addition, the [EURO]350,000,000 5.625% notes due 2009, the [EURO]750,000,000 6.50% notes due
2012, and the [EURO]1,350,000,000 5.875% notes due 2006 may be redeemed at TDC's option at any time at the redemption price, as specified in the pricing supplements for the relevant notes. The DEM 500,000,000 notes due 2008 are secured by certain subsidiaries of TDC.

DANISH MORTGAGE LOANS

      As of March 29, 2006, TDC had four outstanding Danish mortgage loans granted by Nykredit Realkredit A/S in April 2003 and totalling DKK 886 million, ([EURO]118.7 million). These loans, with final maturity in 2033, were taken on three properties owned by TDC Services (outstanding loans of DKK 706 million ([EURO]94.6 million) and on one property owned by TDC Solutions (outstanding loan of DKK 180 million ([EURO]24.1 million). These loans have no instalment during the first 10 years and follow an annuity repayment schedule the following 20 years. These loans carry floating interest rate.

      For each of TDC Services and TDC Solutions, a compulsory prepayment clause in the mortgage loans documentation is triggered in the event that TDC does not control directly or indirectly at least 51% of the share capital and the voting rights to such company.

      HTCC On February 9, 2005, HTCC entered into a [EURO]170 million Credit Facilities Agreement with Calyon and Calyon Bank Hungary Rt. as Global Coordinators, Bookrunners and Mandated Lead Arrangers. The purpose of the Credit Facilities Agreement was to refinance existing indebtedness and finance the acquisition of Pantel Rt. The loans drawn under the Credit Facilities Agreement are to be repaid in semi-annual instalments, the last one falling due on December 31, 2011. HTCC has provided security to the lenders in the form of a fixed and floating charge over its assets, pledge of shares, receivables, properties and bank accounts. Furthermore, the Credit Facilities Agreement imposes a series of financial and negative covenants, such as restrictions on acquisitions, disposals and indebtedness. A compulsory prepayment clause in the Credit Facilities Agreement is triggered in the event that TDC disposes of HTCC. The compulsory prepayment does not apply if HTCC's Consolidated Net Debt to Consolidated EBITDA, as defined in the Credit Facilities Agreement, has been less than 2.00:1.00 during certain test periods or if TDC transfers all of its HTCC shares to an international recognised telecommunications operator of similar standing to TDC and having a rating of BBB+ or higher by S&P or Baa1 or higher by Moody's.

HEDGING AGREEMENTS

      In order to document interest and exchange rate hedging transactions, TDC has entered into ISDA Agreements with selected financial institutions. Such ISDA Agreements follow market standard terms and do not require TDC to provide credit support.

      CONTINGENT LIABILITIES UNDER LEASING AGREEMENTS In connection with capital sale and leaseback agreements, TDC has provided guarantees covering intermediary leasing companies' payment of the total lease commitments. TDC has made legally releasing non-recurring payments to the intermediary leasing companies of an amount corresponding to the total lease commitments. At December 31, 2005, the guarantees amounted to DKK 3,291 million ([EURO]441 million), compared with DKK 3,030 million ([EURO]406 million) at December 31, 2004. The guarantees provided by TDC are economically defeased by means of payment instruments issued by creditworthy obligors unrelated to TDC that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

                          GLOSSARY OF TECHNICAL TERMS

      "2G" refers to second generation mobile networks, including GSM networks, that are able to deliver high speed voice and limited data communications including fax and SMS.

      "3G" refers to third generation mobile networks, being able to deliver voice, data and multimedia content at high speed.

      "ADSL2+" refers to a type of DSL technology that is expected to increase transmission speeds over copper wires up to 18Mbps.

      "AMOU" refers to Average Minutes of Usage.

"ARPU" refers to Average Revenue per User.

      "ATM" or "Asynchronous Transfer Mode" refers to a dedicated connection switching technology for LANs and WANs that supports real time voice and video as well as data.

      "bitstream access" refers to the situation where the incumbent installs a high speed access link to the customer premises (e.g. by installing its preferred DSL equipment and configuration in its local access network) and then makes this access link available to third parties, to enable them to provide high speed services to customers.

      "Broadband" refers to a type of connection to exchange data at a higher speed than through analog lines. The most common broadband technologies are cable modem, DSL, wireless and optical fiber.

      "CAGR" refers to compounded annual growth rate over the indicated period.

      "Carrier Selection" enables a fixed line customers to choose another operators' fixed line voice services as an alternative to the incumbent for a particular call by dialing-in a predefined code.

      "CDMA/450 MHz" or "Code Division Multiple Access on 450 MHz frequency band" refers to the use of CDMA technology (as used for UMTS) on the 450 MHz frequency band (as opposed to the 2.1 GHz band for UMTS). Fewer base stations are required to make geographical coverage with this frequency. However, the capacity of this frequency is low compared to the UMTS band. The 450 MHz frequency band has not been in use since the closure of the first generation analog mobile network.

      "Churn rate" refers to customer turnover, e.g. wireless subscribers are said to "churn" when they cancel their mobile service with their current wireless provider (and either move to a different provider or simply chose not to have wireless service). TDC calculates churn by dividing the gross decrease in the number of customers for a period by the average number of customers for such period. The average number of customers for a period is calculated by adding the number of customers at the beginning of such period to the number of customers at the end of such period and dividing by two. In general, we calculate churn using external gross decrease. However, internal migration between TDC Mobile A/S and Telmore is included in churn figures. Hence, internal migration will be recorded as higher churn. Different telecommunications companies calculate churn in different manners.

      "CPS" refers to Carrier Pre-Selection, which enables a fixed line customer to pre-select another operator as an alternative to the incumbent without dialing an identifying code -- or just calls of a particular type, for example, all international calls.

      "Dial-up" refers to a data connection using a traditional landline connection.

      "DSL" or "Digital Subscriber Line" refers to a technology enabling local loop copper pair to transport high-speed data between the central office and the customers' premises.

      "DSLAM" or "Digital Subscriber Line Access Multiplexer" refers to a network device, usually at a telecommunications company central office or one of its nodes, that receives signals from multiple customer DSL connections and puts the signals on a high-speed backbone line using multiplexing techniques.

      "DTH" refers to Direct-to-home Satellite Television distribution platform.

      "DTT" refers to Digital Terrestrial Television which is a digital signal broadcast to standard aerials, that is being utilized to replace the current analog signal.

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

      "DVB-H" or "Digital Video Broadcasting-Handheld" refers to a standard specifically for the broadcasting of TV-like content and data to handheld devices, such as mobile phones. DVB-H is based closely on DCB-T, which is the standard for broadcast digital TV in most of Europe.

      "DWDM" or "Dense Wavelength Division Multiplexing" refers to an optical technology used to increase bandwidth over existing fiber optic backbones.

      "EDGE" or "Enhanced Data rates for GSM Evolution" refers to coding of the GSM network that enables data to be sent and received seven times faster than over GSM, which allows interactive transmitting of pictures, wireless pictures and video postcards via e-mail and other airborne multimedia.

      "Ethernet" refers to a type of networking technology for LANs.

      "Fixed-to-mobile" refers to fixed line telephony being substituted by mobile phone usage.

      "FTTH" or "Fiber To The Home" refers to the fiber-optic technology linking residential customers directly to the fiber network.

      "FTTN" or "Fiber To The Neighbourhood or Node" refers to the fiber-optic technology linking the fiber network to nodes that serve several hundred homes through copper wires.

      "Gbps" refers to gigabits per second.

      "GPRS" or "General Packet Radio Services" refers to a packet-based telecommunications service designed to send and receive data at rates from 56 Kbps to 114 Kbps that allows continuous connection to the internet for mobile phone and computer users. GPRS is a specification for data transfer over GSM networks. "GSM" or "Global System for Mobile Communications" refers to a comprehensive digital network for the operation of all aspects of a cellular telephone system.

      "HDTV" refers to High Definition TV.

      "HFC" or "Hybrid Fibers and Coaxial" is the cable utilized in an upgraded cable TV network.

      "HSDPA" or "High Speed Downlink Packet Access" refers to an enhancement to UMTS 3G technology that is expected to increase the available download speeds by 5 times or more, potentially reaching up to 14 Mbps.

      "IN" or " Intelligent Network" refers to a service-independent telecommunications network.

      "Incumbent" refers to the telephone carrier company which once had a monopoly on the market, and now has a dominating position in a free market.

      "Interconnection" refers to the process of connecting a telephone call to another operator's network. This connection is accompanied by an interconnect rate which must be paid to the operator for the use of that operator's network.

      "IP" or "Internet Protocol" refers to a standard procedure whereby internet-user data is divided into packets to be sent onto the correct network pathway. In addition, IP gives each packet an assigned number so that the message completion can be verified. Before packets are delivered to their destination, the protocol carries unifying procedures so that they are delivered in their original form.

      "IP-VPN" or "IP-based Virtual Private Networks" refers to a network that enables organizations to use a shared network to connect remote sites or users together. Instead of using only dedicated connections (such as a leased line), a VPN makes use of "virtual" connections routed across a shared network to remote sites or employees.

      "ISDN" or "Integrated Services Digital Network" refers to a way to move more data over existing regular phone lines. It can provide speeds of about two 64 Kbps-channels, therefore providing integrated digital transmission of data and voice at a higher speed and broader band over regular phone lines. An ISDN-modem is necessary to connect to the network.

      "ISP" or "Internet Service Provider" refers to a company that provides access to the internet.

      "Kbps" refers to kilobits per second.

      "LAN" or "Local Area Network" refers to a short-distance data communications network (typically within a company) used to link computers, which allows data and printer sharing.

      "Local loop" refers to a telephone line going from the switching center of the former monopoly operator to the end user.

      "LRAIC" or "Long Run Average Incremental Cost Model" refers to a system where SMP (Significant Market Power) operators' interconnect prices must be based on what the cost would be to produce these interconnect products (switched interconnect, ULL and co-location) in a modern telecommunications network, which does not bear the burden of historically related investments and the lack of up-to-date technology. Danish LRAIC prices are calculated in a model maintained and updated by NITA.

      "MAN" or "Metropolitian Area Network" refers to a city-wide data communications network.

      "Mbps" refers to megabits per second. "MMS" or "Multimedia Messaging Service" refers to a store and forward messaging service that allows mobile subscribers to exchange multimedia messages with other mobile subscribers. As such it can be seen as an evolution of SMS, with MMS supporting the transmission of additional media types: texts, picture, audio, video and combinations of such.

      "MNO" refers to Mobile Network Operator.

"MOU" or Minutes of Usage refers to minutes used per subscriber.

      "MPLS" or "Multiprotocol Label Switching" refers to a versatile solution to address the problems faced by present-day networks such as speed, scalability, quality of service management and traffic engineering. MPLS has merged as a solution to meet the bandwidth management and service requirements for next generation IP-based backbone networks. "MVNO" or "Mobile Virtual Network Operators" refers to a mobile operator that does not own its own spectrum and usually does not have its own network infrastructure. MVNOs have business arrangements with traditional mobile operators to buy MOU for sale to their own customers.

      "Naked Bitstream Access" refers to the ability of a customer to subscribe for data services from the service provider via the customer's telephone link without being required to subscribe for traditional landline services.

      "Naked DSL" refers to the ability for the customer to subscribe for DSL service from a service provider via the customer's telephone link without being required to subscribe for traditional landline services.

      "Near Video On Demand" refers to a pay per view facility offered by digital television providers where a subscriber can request from a list of videos a movie with staggered start times (usually half to quarter-hour intervals). This avoids the cost of using video on demand technology.

      "NGN" or "Next Generation Network" is an evolution of the existing telephony networks to a single converged network. The old circuit-switched model is replaced by a packet-oriented multiservice (voice, video, data) network that supports Quality of Service.

      "NITA" refers to the Danish National IT and Telecom Agency.

      "Off-net" refers to a telephone call which is carried in part on a network but are destined for a phone not on the network (i.e. some part of the conversation's journey will be over the public switched network or over someone else's network).

      "On-net" refers to a telephone call originated, transmitted and terminated on the same operator's network.

      "PABC" or "Privat Automatisk Bi-Central" refers to a Danish translation of the English term PABX (Private Automatic Branch Exchange) which is an automatic telephone switching system within a private enterprise. Originally,

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

such systems -- called private branch exchanges (PBX) -- required the use of a live operator. Since almost all private branch exchanges today are automatic, the abbreviation PBX has been extended to PABX.

      "Penetration" refers to the measurement, usually in percentage, of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population of households to which the service is available.

      "PoP" or "Point of Presence" refers to a local access point to a communication network, e.g. the internet.

      "Pre-paid" refers to where the customer pays for a specified amount of credit for services upfront, the credit then diminishes as the customer uses the service.

      "PSTN" or "Public Switched Telephone Network" refers to the telecommunications network based on copper wires carrying analog voice data - the traditional landline telephony.

      "PVR" refers to a personal video recorder which enables digital television customers to record programs out of internal hard disk to enable viewing at the customers convenience.

      "Quality of Service" refers to a collective measure of the level of service delivered to the customer, and reflects the network's transmission quality and service availability.

      "SDH" or "Synchronous Digital Hierarchy" refers to a standard technology for synchronous data transmission on optical media and provides faster and less expensive network interconnection than traditional PDH (Plesiochronous Digital Hierarchy) equipment. In digital telephone transmission, synchronous means the bits from one call are carried within one transmission frame. Plesiochronous means "almost synchronous" or a call that must be extracted from more than one transmission frame.

      "SHDSL" or "Symmetric High-speed Digital Subscriber Line" refers to a DSL technology with symmetric data transmission.

      "SIM" or "Subscriber Identify Module" refers to a small, stamp-size "smart card" used in a mobile phone.

      "SIP" or "Session Initiated Protocol" refers to a signaling protocol for internet telephony that can establish sessions for features such as audio/videoconferencing, interactive gaming, and call forwarding to be deployed over IP networks, thus enabling service providers to integrate basic IP telephony services with internet, e-mail and chat services. In addition to user authentication, redirect and registration services, SIP server supports traditional telephony features such as personal mobility, time-of-day routing and call forwarding based on the geographical location of the person being called.

      "SMS" or "Short Message Service" refers to short text messages that can be sent or received on mobile phones.

      "triple play" refers to offering subscriber telephony, internet and TV services through one access channel only.

      "TVoIP" refers to television programming provided over the internet.

      "TvoDSL" refers to Television over DSL.

      "ULL" refers to the existing access network that is historically the property of the incumbent. It is not economically possible for a new operator to duplicate the entirety and especially the final connection between the local exchanges and the subscriber. To enhance competition, it has been decided by the regulator that the incumbent operator must provide alternative operators with direct access to the local loop and connect them to the direct own network.

      "UMTS" or "Universal Mobile Telecommunications Systems" refers to a 3G network designed to provide a wide range of voice, high-speed (up to 2 Mbps) data and multimedia services.

      "VDSL2" or "Very-High-Bit-Rate Digital Subscriber Line 2" refers to an enhancement to VDSL standard that permits the transmission of asymmetric and symmetric data rates up to 200 Mbps on twisted pairs on short distances (for subscribers close to the access module on the central or in a remote access node). VDSL permits up to 52 Mbps.

      "VoD" or "Video on Demand" refers to transmission delivery of video via broadband at the time requested by the customer.

      "VoIP" or "Voice over Internet Protocol" refers to a telephone call over the internet.

      "VPN" or "Virtual Private Network" refers to a large network that operates in the same way as a LAN allowing geographically spread offices or computers to communicate with the same protection, speed and accessibility of a local area network.

      "WAN" or "Wide Area Network" refers to a geographically dispersed telecommunications network. The term distinguishes a broader telecommunication structure from a local area network (LAN).

      "WAP" or "Wireless Application Protocol" refers to a set of standards that enable wireless devices to access internet services, such as the World Wide Web and email.

      "WiFi" or "Wireless Fidelity" refers to certain types of wireless local area networks. WiFi is a certification mark managed by a trade group called the Wi-Fi Alliance. Wi-Fi certification encompasses numerous different standards, and equipment must pass compatibility testing to receive the Wi-Fi mark.

      "WiMAX" or "World interoperability for Microwave Access" refers to wireless broadband service with a range of one to five kilometers.

      "WLAN" or "Wireless Local Area Networks" refers to a type of local-area network that uses highfrequency radio waves rather than wires to communicate between nodes.

BILAG 2: EKSTRAKT AF VISSE AFSNIT AF NTCH'S FORELOBIGE TILBUDSDOKUMENT AF 19. APRIL 2006 (UAUTORISERET DANSK OVERSAETTELSE).

EXHIBIT 2: EXTRACT OF CERTAIN SECTIONS OF NTCH'S PRELIMINARY OFFERING MEMORANDUM OF APRIL 19, 2006 (UN-AUTHORISED DANISH TRANSLATION).

DOKUMENTET NEDENFOR ER EN UAUTORISERET OVERSAETTELSE AF UDDRAG AF VISSE DELE AF OFFERING MEMORANDUM (TILBUDSDOKUMENT) OFFENTLIGGJORT AF NORDIC TELEPHONE COMPANY HOLDING APS DEN 19. APRIL 2006.

I DOKUMENTET FINDES KRYDSHENVISNINGER TIL AFSNIT I OFFERING MEMORANDUM (TILBUDSDOKUMENTET), SOM IKKE ER OVERSAT TIL DANSK. NAR DET ER TILFAELDET, HENVISES TIL DET TILSVARENDE AFSNIT I DEN ENGELSKE VERSION MED ANGIVELSE AF OVERSKRIFTEN PA AFSNITTET, LIGESOM DET TYDELIGT ER MARKERET, AT DE NAEVNTE AFSNIT IKKE ER OVERSAT OG DERMED GENGIVET I DOKUMENTET NEDENFOR. I TILFAELDE AF MODSTRID MELLEM DE RELEVANTE AFSNIT I OFFERING MEMORADUM (TILBUDSDOKUMENTET) OG OVERSAETTELSEN NEDENFOR, HAR TEKSTEN I OFFERING MEMORANDUM FORRANG

VIGTIG INFORMATION

DENNE MEDDELELSE ER IKKE ET TILBUD OM SALG AF VAERDIPAPIRER. VAERDIPAPIRER MA IKKE TILBYDES ELLER SAELGES I USA UDEN REGISTRERING ELLER EN UNDTAGELSE FRA REGISTRERING I HENHOLD TIL U.S. SECURITIES ACT FRA 1933, SOM AENDRET ("U.S. SECURITIES ACT"). OFFENTLIGE UDBUD AF VAERDIPAPIRER I USA VILLE BLIVE FORETAGET I HENHOLD TIL ET PROSPEKT SOM KUNNE MODTAGES FRA UDSTEDEREN OG SOM VILLE INDEHOLDE DETALJERET INFORMATION OM UDBYDEREN OG LEDELSEN.

NTCH AGTER IKKE AT REGISTRERE NOGEN DELE AF UDBUDDET I USA ELLER AT FORETAGE OFFENTLIGT UDBUD AF VAERDIPAPIRER I USA. SADANNE VAERDIPAPIRER VIL I USA ALENE BLIVE TILBUDT TIL KVALIFICEREDE INSTITUTIONELLE INVESTORER, SALEDES SOM DEFINERET I RULE 144A I U.S. SECURITIES ACT. VAERDIPAPIRERNE VIL BLIVE UDBUDT UDEN FOR USA I HENHOLDER TIL REGULATION S I U.S. SECURITIES ACT."



FREMLAEGGELSE AF OPLYSNINGER

      Vi har primaert hentet markeds- og konkurrenceoplysningerne i dette tilbudsdokument fra branchepublikationer samt undersogelser udfort af eksterne parter, som efter vores vurdering er palidelige. Vi kan imidlertid ikke garantere, at disse oplysninger er nojagtige og fuldstaendige, ligesom vi ikke har gennemfort en uafhaengig efterprovning af sadanne markeds- og konkurrenceoplysninger. Vi patager os imidlertid ansvaret for, at sadanne oplysninger er gengivet korrekt heri.

      Endvidere har vi i mange tilfaelde fremsat erklaeringer heri om vores branche og vores position i branchen, som bygger pa vores erfaringer og undersogelser af markedsvilkarene. Vi kan ikke garantere, at disse erklaeringer er nojagtige, eller at de korrekt afspejler vores position i branchen, og ingen af vores interne undersogelser eller oplysninger er blevet efterprovet af uafhaengige kilder.

      I dette tilbudsdokument gaelder folgende:

      *      "U.S.$", "$" eller "dollar" henviser til USA's gyldige valuta.

      * "EUR", "[EURO]" eller "euro" henviser til den faelles valuta for de medlemsstater, der deltager i den tredje fase af Den Okonomiske og Monetaere Union i henhold til den til enhver tid gaeldende traktat om oprettelse af Det Europaeiske Faellesskab,

      * "dansk regnskabspraksis" henviser generelt til almindeligt anerkendt regnskabspraksis i Danmark,

      * "DKK", "dansk krone" eller "danske kroner" henviser til den gyldige valuta i Danmark,

      *      "CHF" eller "schweiziske franc" henviser til den gyldige valuta i
             Schweiz,

      *      "EU" henviser til Den Europaeiske Union,

      *      "De Forenede Stater" eller "USA" henviser til Amerikas Forenede
             Stater,

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

      * "amerikanske regnskabspraksis" henviser til almindeligt anerkendt regnskabspraksis i USA,

      * "IFRS" henviser til de internationale regnskabsstandarder (International Financial Reporting Standards)

      * "vi", "os", "vores", "gruppe" og andre lignende henvisninger henviser for kobet (se nedenfor) til TDC og TDC's konsoliderede datterselskaber og efter kobet til udstederen og dennes konsoliderede datterselskaber, herunder TDC og TDC's konsoliderede datterselskaber, medmindre andet er anfort, og sadanne udtryk anvendes kun for nemheds skyld og med det udgangspunkt, at Nordic Telephone Company Holding ApS er den eneste udsteder og debitor i forhold til obligationerne, og

      * alle henvisninger til "udsteder" er til Nordic Telephone Company Holding ApS og ikke til nogen af dettes datterselskaber.

      BEMAERK VENLIGST, AT UDSTEDEREN ER DEN ENESTE DEBITOR I FORHOLD TIL OBLIGATIONERNE, OG AT TDC IKKE GARANTERER ELLER FREMSAETTER NOGEN ERKLAERINGER VEDRORENDE DE OBLIGATIONER, SOM UDSTEDEREN HAR UDSTEDT. ALLE ERKLAERINGER OG UDTALELSER HERI, HERUNDER ANGIVELSER AF FAKTA OG UDSAGN OM FREMTIDEN, ER KUN UDSTEDERENS, IKKE TDC'S.

                                   --------

                     FREMLAEGGELSE AF REGNSKABSOPLYSNINGER


      Medmindre andet er angivet, er regnskabsoplysningerne i dette tilbudsdokument pr. 31. december 2005 og 2004 aflagt i henhold til IFRS og pr.
31. december 2003, 2002 og 2001 i henhold til dansk regnskabspraksis. IFRS og dansk regnskabspraksis er pa nogle vaesentlige punkter forskellige fra amerikansk regnskabspraksis. I note 34 til arsregnskabet, som er medtaget andetsteds i dette tilbudsdokument, findes en afstemning af visse af vores regnskabsoplysninger til amerikansk regnskabspraksis.

      Arsregnskaberne pr. 31. december 2005 og 31. december 2004, som er medtaget andetsteds i dette tilbudsdokument, er blevet revideret af PricewaterhouseCoopers.

      Medmindre andet er angivet, gaelder de heri anforte regnskabsoplysninger for TDC som udstederens forgaenger. Medmindre andet er angivet, er der ikke foretaget nogen regulering af TDC's resultatopgorelse, balance eller pengestromsopgorelse med henblik pa at reflektere de aendringer, der matte forekomme som folge af vores kob af TDC.

      Nogle regnskabsoplysninger i dette tilbudsdokument er blevet afrundet, hvorfor de samlede belob i dette tilbudsdokument kan variere lidt i forhold til en nojagtig sammenlaegning af de relevante tal. Omsaetning og EBITDA for saerlige poster for TDC's forretningsenheder praesenteret i dette tilbudsdokument er opgjort for koncerninterne elimineringer.

      Belob, der er angivet i dollar eller euro, er, medmindre andet er angivet, blevet omregnet fra danske kroner med en antaget kurs og kan variere fra de faktiske kurser, der er anvendt til udarbejdelsen af koncernregnskaber og andre regnskabsoplysninger i dette tilbudsdokument. Anvendelsen af disse valutakurser bor ikke fortolkes som vaerende erklaeringer om, at dollar- eller eurobelobene faktisk repraesenterer sadanne belob i danske kroner eller vil kunne omregnes til danske kroner med de angivne kurser eller nogen anden kurs.

      I dette tilbudsdokument har vi anvendt visse finansielle mal og nogletal, som ikke er i henhold til almindeligt anerkendt regnskabspraksis, herunder EBITDA for saerlige poster, EBITDA-margin, EBITDA, anlaegsinvesteringer i procent af omsaetningen samt nogletal for gearing og daekning. Disse mal er anfort i overensstemmelse med den made, vi mener, at de og lignende mal anvendes i den globale telekommunikationsbranche til at evaluere en virksomheds driftsresultater og finansielle struktur. Det er ikke sikkert, at de kan sammenlignes med andre virksomheders mal med samme betegnelser og er ikke i henhold til IFRS eller andre almindeligt anerkendte regnskabspraksiser, ligesom de ikke bor betragtes som traedende i stedet for de oplysninger, der findes i vores koncernregnskaber.

      Omregning til euro er, medmindre andet er angivet, baseret pa en valutakurs pa 7,46038 kroner/euro, og er kun angivet til orientering.

                                   --------

                          OPLYSNINGER OM VALUTAKURSER

      Folgende tabel viser for perioden 1. januar 2001 til 31. marts 2006 slutningen af perioden, gennemsnit, hojeste og laveste kobskurs til middag i New York for telegramoverforsler af danske kroner som bekraeftet med henblik pa told af den regionale centralbank i New York udtrykt som danske kroner pr. $1,00.

                                                              DKK PR. $1,00
                                                         ----------------------
                                                         PERIODENS     ULTIMO
AR                               HOJ          LAV         GNS.(1)     PERIODEN
---------------------------   ----------   ----------   ----------   ----------
2001...................           8,8900       7,8260      8,3323        8,3529
2002...................           8,6470       7,0850      7,8862        7,0850
2003...................           7,1280       5,9150      6,5800        5,9150
2004...................           6,3115       5,4596      5,9891        5,4940
2005...................           6,3891       5,5161      6,0194        6,2985

Maned
---------------------------
Oktober 2005...........           6,2632       6,1423      6,2034        6,2219
November 2005..........           6,3891       6,1857      6,3277        6,3200
December 2005..........           6,3698       6,1874      6,2844        6,2985
Januar 2006............           6,2284       6,0714      6,1530        6,1377
Februar 2006...........           6,2888       6,1677      6,2514        6,2559
Marts 2006.............           6,2748       6,1174      6,2025        6,1467
----------------------
(1) Hvad angar arsoplysninger, gennemsnittet af kobskurserne til middag pa den sidste dag i maneden i den relevante periode. Hvad angar manedsoplysninger, gennemsnittet af kobskurserne til middag pa alle hverdage i maneden. Kobskursen til middag pa danske kroner den 18. april 2006 var DKK 6,0795= $1,00.

      Folgende tabel viser for perioden 1. januar 2001 til 31. marts 2006 slutningen af perioden, gennemsnit, hojeste og laveste koberkurs i New York for telegramoverforsler af danske kroner som bekraeftet med henblik pa told af Den Europaeiske Centralbank udtrykt som danske kroner pr. [EURO]1,00. Valutakursen for danske kroner pr. euro er reguleret af valutakursmekanismen (ERM II), som er et system, der oprindeligt blev etableret i 1979 med henblik pa at styre valutakurserne i Det Europaeiske Monetaere System i EU. I dette system har Danmark fastsat sin centrale valutakurs til 7,46038 kroner/euro og accepterer valutakursudsving pa 2,25 %. Det betyder, at den danske krone ma svinge fra DKK 7,63 pr. [EURO]1,00 til DKK 7,29 pr. [EURO]1,00. Hvis den markedsbestemte flydende valutakurs gar over eller under disse belob, skal Danmarks Nationalbank gribe ind.

                                                           DKK PR. [EURO]1,00
                                                         ----------------------
                                                         PERIODENS     ULTIMO
AR                               HOJ          LAV         GNS.(1)     PERIODEN
---------------------------   ----------   ----------   ----------   ----------
2001...................           7,4671       7,4342       7,4504       7,4365
2002...................           7,4405       7,4246       7,4298       7,4288
2003...................           7,4450       7,4234       7,4309       7,4450
2004...................           7,4524       7,4287       7,4394       7,4388
2005...................           7,4640       7,4351       7,4525       7,4605

Maned
---------------------------
Oktober 2005...........           7,4632       7,4594       7,4620       7,4623
November 2005..........           7,4640       7,4537       7,4596       7,4537
December 2005..........           7,4610       7,4487       7,4541       7,4605
Januar 2006............           7,4639       7,4573       7,4613       7,4639
Februar 2006...........           7,4674       7,4598       7,4641       7,4610
Marts 2006.............           7,4628       7,4586       7,4612       7,4624
----------------------
(1) Hvad angar arsoplysninger, gennemsnittet af kobskurserne til middag pa den sidste dag i maneden i den relevante periode. Hvad angar manedsoplysninger, gennemsnittet af kobskurserne til middag pa alle hverdage i maneden. Kobskursen til middag pa danske kroner den 18. april 2006 var DKK 7,4621 = [EURO]1,00.

                                  --------

                     FREMSAETTELSE AF UDSAGN OM FREMTIDEN

      Dette tilbudsdokument indeholder udsagn om fremtiden. Disse udsagn om fremtiden kan identificeres ved hjaelp af terminologi, der peger mod fremtiden, sasom "tror", "anslar", "forudser", "forventer", "agter", "kan", "vil", "soger at " eller "burde" eller disses negationer eller andre variationer af lignende terminologi. Disse udsagn om fremtiden omfatter alle forhold, som ikke er historiske kendsgerninger. De forekommer en raekke steder i dette tilbudsdokument og indeholder udsagn vedrorende vores hensigter, overbevisninger eller aktuelle forventninger om bl.a. resultaterne af vores drift, vores okonomiske position, likviditet, udsigter, vaekst, strategier samt vores branche.

      Udsagn om fremtiden indebaerer i sagens natur risici og usikkerhed, fordi de vedrorer haendelser og afhaenger af omstaendigheder, der maske sker i fremtiden. Vi gor opmaerksom pa, at udsagn om fremtiden ikke er garantier for vores fremtidige resultater, samt at vores faktiske resultater, okonomiske position og likviditet samt udviklingen i vores branche kan vaere vaesentligt forskellige fra de udsagn, der fremfores eller antydes i udsagn om fremtiden i dette tilbudsdokument. Hvis vores faktiske resultater, okonomiske position og likviditet samt udviklingen i vores branche viser sig at vaere i overensstemmelse med udsagnene om fremtiden i dette tilbudsdokument, er det ikke sikkert, at sadanne resultater eller sadan udvikling er nogen indikation for resultater eller udvikling i efterfolgende perioder. Nogle af de vigtige faktorer, som kunne forarsage sadanne forskelle, omfatter, men er ikke begraenset til:

      * konsekvenserne af oget konkurrence, herunder nye konkurrenter pa vores noglemarkeder,

      *      vores evne til at undga at miste markedsandele,

      * maetning af det danske mobilmarked med deraf folgende langsommere vaekst,

      *      vores evne til at folge den teknologiske udvikling,

      *      manglende evne til at styre kundeomsaetningen,

      * vores evne til at finansiere kapitalprogrammer og den lobende drift,

      * indvirkningen af valutasvingninger og svingninger i den globale okonomi,

      *      indvirkningen af rentesvingninger,

      * indvirkningen af anlaegsinvesteringsforpligtelser i henhold til UMTS-licenser,

      * udvikling af et gunstigt marked for og god modtagelse pa markedet af nye produkter,

      * indvirkningen af terrorangreb, naturkatastrofer og sabotage af vores netvaerk,

      * vanskeligheder med hensyn til nedbrud eller fejl i vores computer-og kommunikationssystemer,

      *      vores evne til at gennemfore nedskaeringer i personalet,

      *      indvirkningen af strejker og andre faglige aktioner,

      * risici forbundet med vores leverandorer og visse distributorer af vores produkter,

      *      risici forbundet med vores aftaler med tredjemaend,

      * vores evne til at fa indflydelse pa beslutningerne i delvist ejede datterselskaber,

      *      tab af immaterielle rettigheder,

      *      vores evne til at fastholde og tiltraekke noglepersonale,

      * vores evne til at integrere opkobte virksomheder i vores forretning,

      *      de generelle okonomiske forhold,

      * vores afhaengighed af vores distributorer, forhandlere eller salgsagenter,

      * vores evne til at opfylde kundernes eftersporgsel efter nye produkter,

      * indvirkningen af sundhedsrisici i forbindelse med brug af mobiltelefoner,

      *      risici forbundet med aendret lovgivning pa vores noglemarkeder,

      * indvirkningen af mistede licenser eller manglende mulighed for at forny eksisterede licenser,

      *      udfaldet af retssager,

      * vores betydelige gearing samt evne til at opfylde vaesentlige gaeldsydelsesforpligtelser,

      * indvirkningen af indskraenkende klausuler i vores gaeldsaftaler, som kan begraense den made, vi driver vores virksomhed pa,

      * indvirkningen af begraensninger i vores datterselskabers betalinger til os, som vi som holdingselskab er afhaengige af for at kunne foretage betalinger i forbindelse med obligationerne,

      * vores direkte og indirekte aktionaerers interesser, som kan vaere i strid med obligationshavernes interesser,

      * overvejelser vedrorende TDC's mindretalsaktionaerer i forbindelse med operationelle og ledelsesmaessige beslutninger og

      *      andre faktorer, som ligger uden for vores kontrol.

      Vi opfordrer til at laese afsnittene i dette tilbudsdokument om "Risikofaktorer", "Drifts- og regnskabsberetning samt forventninger", "Branchen" og "Forretningen", som indeholder naermere oplysninger om de faktorer, der kunne pavirke vores resultater i fremtiden og den branche, vi befinder os i. I lyset af disse risici, usikkerheder og antagelser er det ikke sikkert, at de fremtidige haendelser, der er beskrevet i dette tilbudsdokument, vil komme til at ske.

      Udstederen er ikke forpligtet til at offentliggore opdateringer eller aendringer til nogen udsagn om fremtiden som folge af nye oplysninger, fremtidige haendelser eller andet. Der tages udtrykkeligt forbehold for efterfolgende skriftlige eller mundtlige udsagn om fremtiden, som kan henfores til os eller personer, der handler pa vores vegne, i henhold til det ovenfor eller andetsteds i dette tilbudsdokument anforte.

                                    RESUME

      Nedenstaende resume fremhaever nogle vaesentlige aspekter af virksomheden TDC og selve tilbudet, der er medtaget andetsteds i dette tilbudsdokument. Laes venligst hele tilbudsdokumentet, herunder regnskaberne med tilhorende noter, for De traeffer en beslutning om at foretage en investering. Der henvises til"Fremlaeggelse af oplysninger" og "Ordliste over tekniske termer" for en beskrivelse af visse af de fagtekniske termer, der er anvendt i dette tilbudsdokument. Laes omhyggeligt afsnittet "Risikofaktorer" for De beslutter at investere i de tilbudte obligationer.

      De historiske regnskaber og uddrag heraf, der vises i dette tilbudsdokument, vedrorer alle TDC. TDC blev et direkte 88,2 pct. ejet datterselskab af udstederen af dette tilbudsdokument efter afslutningen af det offentlige kobstilbud (der er beskrevet i dette tilbudsdokument). Jf. "The Acquisition and Related Financing" [delvist oversat til dansk, se "Erhvervelsen og relateret finansiering"].

VORT SELSKAB

      TDC er i dag den forende leverandor af kommunikationslosninger i Danmark, den naeststorste teleudbyder pa det schweiziske marked og desuden repraesenteret med en betydelig tilstedevaerelse pa det nordiske og en raekke udvalgte markeder i Centraleuropa. Igennem de seneste ti ar har TDC udviklet sig fra en traditionel og overvejende dansk leverandor af fastnet- og mobiltjenester til en virksomhed, der i dag er en danskbaseret, europaeisk leverandor af kommunikationslosninger. Ved udgangen af 2005 havde TDC mere end 15 mio. kunder i Europa, herunder mere end 9,0 mio. mobilkunder. TDC's samlede omsaetning udgjorde i 2005 DKK 46.588 mio. ([EURO]6.245 mio.) og EBITDA for saerlige poster udgjorde DKK 13.003 mio. ([EURO]1.743 mio.).

      Nedenfor beskrives TDC's fem forretningsomrader og deres bidrag til omsaetningen og EBITDA for saerlige poster pr. 31. december 2005:

      * TDC TOTALLOSNINGER (46 pct. af omsaetningen, 51 pct. af EBITDA for saerlige poster) udbyder kommunikationslosninger savel pa det danske hjemmemarked som i de ovrige nordiske lande. Aktiviteterne omfatter fastnettelefoni, konvergensprodukter (kombinerer fastnettelefoni med mobiltelefoni), bredbandslosninger, datakommunikation og internettjenester, udleje af faste kredslob, terminalsalg og installation samt avanceret sikkerheds- og hostingtjenester. Udover at tilbyde telefoni og datakommunikationslosninger gennem vort danske net, er TDC Totallosninger en pan-nordisk netoperator, som primaert opererer pa erhvervsmarkedet gennem dets 100 pct. ejet datterselskab TDC Song, og tilbyder infrastrukturlosninger til virksomheder i Sverige gennem dets 100 pct. ejet datterselskab TDC Dotcom, samt IP/LAN-infrastruktur til erhvervskunder gennem dets 100 pct. ejet datterselskab NetDesign. TDC Totallosninger udbyder endvidere fastnet- og datakommunikationstjenester i Ungarn gennem dets 63,4 pct. ejet datterselskab HTCC.

      * TDC MOBILE INTERNATIONAL (34 pct. af omsaetningen, 22 pct. af EBITDA for saerlige poster) udbyder mobilkommunikationslosninger i Danmark og en raekke andre lande i Europa. Udover at vaere den forende udbyder af mobilkommunikationslosninger i Danmark, leverer TDC Mobile International mobiltelefoni i Tyskland gennem dets 100 pct. ejet datterselskab Talkline, samt i Litauen og Letland gennem dets 100 pct. ejet datterselskab Bite. TDC Mobile International har derudover ejerandele pa henholdsvis 19,6 pct. og 15,0 pct. i Polkomtel (der er i faerd med at blive solgt) og One. Disse selskaber er mobiloperatorer i henholdsvis Polen og Ostrig.

      * TDC SWITZERLAND (21 pct. af omsaetningen, 20 pct. af EBITDA for saerlige poster) er den naeststorste teleudbyder pa det schweiziske marked under varemaerket "sunrise". Aktiviteterne omfatter kommunikationslosninger inden for fastnettelefoni, mobiltelefoni og internettjenester. TDC Switzerland ejer et landsdaekkende fastnet backbone-net, GSM- og ISP-net og er i faerd med at udvide og videreudvikle sit mobilnet baseret pa EDGE og UMTS-teknologi. Det schweiziske parlament vedtog for nylig lovgivning om det ra kobber, som kraever, hvis den ikraftsaettes, at Swisscom giver andre udbydere adgang til dets ra kobber, hvilket, vi mener, vil gavne vores fastnetforretning.

      * TDC KABEL TV (5 pct. af omsaetningen, 4 pct. af EBITDA for saerlige poster) er en dansk udbyder af kabel-tv, internetadgang og VoIP. TDC Kabel TV leverer tv-signaler til mere end 1,0 mio. danske husstande gennem et 863 MHz fuldt digitaliseret hybridnet omfattende optiske fibre og coax-kabler. TDC Kabel TV tilbyder endvidere sine kunder triple play-losninger.

      * ANDRE AKTIVITETER omfatter TDC Services, som primaert udbyder serviceydelser til TDC's danske forretningsenheder. Segmentet "Andre aktiviteter" omfatter ogsa elimineringer.

Bemaerk venligst, at tallene for omsaetning og EBITDA for saerlige poster ikke giver 100 pct. pga. eliminering af intern handel.

VORES STAERKE SIDER Vi vurderer at vores primaere staerke sider er folgende:

      * FORENDE LEVERANDORER I DANMARK OG SCHWEIZ. Vi er det tidligere nationale telefonselskab og den forende leverandor af kommunikationslosninger i Danmark og den naeststorste leverandor af kommunikationslosninger i Schweiz. I vores danske fastnetforretning er markedsandelen for fastnettelefoni pa 81 pct., og pa detailmarkedet udgor den 72 pct. af DSL-markedet malt ud fra antallet af kunder. Pa mobilomradet er vi den forende teleudbyder i Danmark med en markedsandel pa 41 pct.. Inden for kabel-tv er vi den storste udbyder i Danmark med en markedsandel pa 66 pct., vi leverer tv-tjenester til ca. 40 pct. af alle danske husstande, og vores markedsandel for betalings-tv i Danmark udgor 52 pct. Som tidligere nationalt telefonselskab i Danmark er vi i forerposition. Vi vurderer markedet som yderst liberaliseret, og yderligere reguleringstiltag vil sandsynigvis vaere mindre omfattende end i andre lande. I Schweiz, hvor markedet forst lige er blevet underlagt myndighedskrav, vurderer vi, at vaere godt positioneret som den forende alternative og naeststorste udbyder til at drage okonomisk fordel af liberaliseringen af markedet, herunder de nylige lovaendringer vedrorende ra kobber. Vi er ogsa forende i Litauen og repraesenteret med en betydelig tilstedevaerelse i Tyskland, Norge, Sverige, Finland, Letland og Ungarn, og har minoritets aktieposter i virksomheder i Polen (som vi er i faerd med at saelge) og i Ostrig.

      * MEGET ALSIDIGT TELESELSKAB. TDC er et meget alsidigt selskab mht. produktsortiment, kundebase og geografi. Pa vores vigtigste geografiske markeder opererer vi inden for naesten alle storre omrader i telekommunikationssektoren. For eksempel tilbyder vi fastnettelefoni, bredband, mobiltelefoni og kabel-tv i Danmark. Pa grund af vores alsidige produktsortiment er vi mindre eksponeret for teknologisk substitution samt teknologi- og platformsmigrering. Selvom, for eksempel, det danske fastnetmarked er pavirket af skift fra fastnet- til mobiltelefoni, sa er vores mobilkunders minutforbrug (MOU) steget som folge af dette skift. Tilsvarende gor vores staerke position inden for bredband og kabel-tv det muligt at afbode faldet i taletelefoni over fastnettet ved at tilbyde bredbandskunderne telefoni over internettet (VoIP) som alternativ til fastnettjenesterne. Vort store produktsortiment giver os ligeledes mulighed for synergier pa tvaers af de forskellige platforme, idet vi kan bundte og krydssaelge produkter og tjenester samt tilbyde skraeddersyede losninger efter kundernes behov. Vi opnar fordele ved vores meget alsidige kundebase, der omfatter detail- og branchesalgskunder, private og erhvervskunder fra mange forskellige brancher. Vi drager endvidere fordel af geografisk spredning gennem vores aktiviteter i Schweiz, det baltiske omrade samt andre nordiske og centraleuropaeiske markeder, hvilket mindsker eksponeringen for okonomisk afmatning i et hvilket som helst land.

      * OMFATTENDE NET-INFRASTRUKTUR TDC har den mest omfattende infrastruktur af telenet i Danmark med alle net fuldt opgraderet til digitale net. Vi driver vores egne net i Schweiz, Norden, Litauen, Letland og Ungarn. Vores access-net daekker naesten alle danske husstande, og vores DSL-net kan levere bandbredder pa mindst 512 Kbps til 98 pct. af de danske husstande og virksomheder og mindst 4 Mbps til 90 pct. af de danske husstande og virksomheder. Vi forventer at vaere i stand til at kunne levere 8 Mbps til 85% af den danske befolkning ved udgangen af 2006. Vi vurderer vores adgang til sa mange slutbrugere og lokationer som en vaesentlig fordel i forbindelse med markedsforing og salg af vores produkter. TDC's integrerede netstruktur gor det muligt at krydssaelge mobil-, fastnet-, kabel-tv- og internetlosninger og at drage okonomisk fordel af vores staerke og velkendte brand i Danmark samt omfattende produktsortiment pa tvaers af forretningsenhederne, hvilket kan medfore faerre omkostninger til kundeakkvisitioner, oget gennemsnitsforbrug pr. bruger (ARPU) og reduceret afgang af kunder fra kundebasen (churn).

             Med vores omfattende net kan vi tilbyde engrossalgstjenester til vores detailkonkurrenter inden for fastnettelefoni, idet de ofte benytter sig af vores net. I kraft af vores position som udbyder af netadgang pa det danske engrossalgsmarked har vi en stabil indtjeningskilde, idet vi i de fleste tilfaelde har fastholdt engrossalgselementet af ethvert omrade, vi har tabt til konkurrenter pa detailniveauet. I Norden ejer og driver vi ligeledes et backbone-net, som er et af de hurtigste bredbandsnet i Europa for data-, internet- og taletrafik. Vi vurderer, at de investeringer vi til dato har foretaget i vores net-infrastruktur, vil reducere vores nuvaerende driftsomkostninger og fremtidige anlaegsinvesteringer.

      * GODE OKONOMISKE RESULTATER OG STOR GENERERING AF PENGESTROMME. Pa trods af relativ hard konkurrence i Danmark i de seneste ar, savel inden for fastnettelefoni som mobiltelefoni, praesterede TDC i 2005 organisk vaekst i EBITDA for saerlige poster pa 4,0 pct. Endvidere er omkostningerne reduceret stodt, isaer personaleomkostninger i Danmark, og vi har afhaendet aktiver, hvor det har vaeret fornuftigt og rentabelt. Som folge af oget omsaetning, vellykket styring af driftsomkostninger og disciplinerede anlaegsinvesteringer har vi markant oget pengestrommene fra driftsaktiviteter og pengestromme for renter og afdrag pa gaeld/lan. Pengestromme fra driftsaktiviteter udgjorde i 2005 DKK 8.691 mio. ([EURO]1.165 mio.). Vi forventer fortsat at skabe vaerdi gennem aktiv portefoljepleje.

      * LEDERTEAM MED STOR ERFARING OG STAERKT EGENKAPITALSPONSORAT. Vort lederteam af branchespecialister har betydelig erfaring med mobil-, fastnet-, kabel-tv- og internetmarkederne i Danmark og i udlandet, og har vist imponerende resultater med at skabe vaekst. Henning Dyremose, har vaeret TDC's adm. direktor og koncernchef siden 1998 og har tidligere vaeret finansminister. Hans Munk Nielsen har vaeret koncerndirektor og finansdirektor siden 1991. Lederteamet, der er et af de laengst fungerende og hojt respekterede inden for telekommunikation i Europa, har vist, at det kan skabe vaekst og oget EBITDA for saerlige poster under savel gunstige som ugunstige markedsbetingelser.

            TDC's hovedaktionaerer er en gruppe investeringsfonde ("Konsortiet"), som hver isaer direkte eller indirekte radgives og forvaltes af Apax Partners Worldwide LLP ("Apax"), Blackstone Management Partners IV L.L.C. og Blackstone Communications Advisors I L.L.C. (kollektivt med tilknyttede virksomheder kaldet "Blackstone"), Kohlberg Kravis Roberts & Co. L.P. ("KKR"), Permira Advisers KB ("Permira") og Providence Equity Partners Limited ("Providence"), som alle er forende europaeiske og amerikanske private kapitalfonde med stor erfaring inden for telekommunikations- og kabel-tv-branchen.

VORES FORRETNINGSSTRATEGI

      TDC's strategi bygger pa folgende hovedelementer:

      * AT FASTHOLDE VORES POSITION SOM MARKEDSLEDER I DANMARK OG FORSOGE AT DRAGE FORDEL AF REGULATORISKE AENDRINGER I SCHWEIZ. Vi vil udbygge vores position som den storste leverandor af integreret telefoni, bredband og kabel-tv i Danmark samt drage fordel af regulatoriske aendringer som kan forstaerke vores position i Schweiz som den naeststorste udbyder. Vi vil opna dette ved krydssalg af mobil-, fastnet-, kabel-tv- og internetlosninger, samt drage okonomisk fordel af vores staerke og velkendte brand i Danmark og Schweiz. I Danmark vil vi fortsat forbedre vores markedsposition gennem et komplet sortiment af produkter og tjenester, herunder triple play-losninger samt konvergensprodukter. Vi vil ogsa drage okonomisk fordel af vores omfattende net, adgang til ekspertise og teknologi vedrorende indhold fra vores kabel-tv-forretning. Vi vil forbedre vores foring ved at opna vores kunders langsigtede loyalitet gennem fastholdelsesprogrammer og ved at tilbyde den bedste kundeoplevelse og vaerdi for pengene. Vi vil gennemfore teknologiskift, nar det er rentabelt for TDC, og investere i markedsforing for at fastholde og genopfriske kendskabet til TDC's brand. Tilskyndet af den nylige schweiziske lovgivning angaende det ra kobber vurderer vi, at safremt det ra kobber kan udnyttes hurtigt og pa tilfredsstillende vilkar, vil vi kunne udvide kundebasen, det geografiske omrade samt vores produkt- og servicesortiment i Schweiz.

      * FORTSAT OGET EFFEKTIVITET. Vi vil fortsat oge effektiviteten pa driftsomkostninger og anlaegsinvesteringer og derved opna storre overskudsgrader og ogede pengestromme. Vi vil fortsat reducere antallet af medarbejdere i Danmark, isaer inden for fastnetomradet. Vi vil fokusere pa en stram omkostningsstyring og fastholde et disciplineret anlaegsinvesteringsprogram. Vi forventer at reducere antallet af medarbejdere i Danmark med 5 pct. p.a. til ultimo 2007.

      * FOKUS PA UDVALGTE VAEKSTMULIGHEDER INDEN FOR BREDBAND OG MOBILLOSNINGER. Vi vil udnytte vaeksten inden for bredband og udbredelsen af VoIP i Danmark for delvist at opveje den forventede nedgang for traditionel taletelefoni generelt. Det danske bredbandsmarked vokser hastigt, og vi forventer udbredelsen til at stige fra 54 pct. i 2005 til 80 pct. i 2010. For at udvide produktsortimentet og imodega de nyeste teknologier vil vi tilbyde bredband ved hoje hastigheder via kabel og DSL med komplette triple play-losninger, et omrade vi har erfaring med. Vi vil ogsa styrke vores mobilforretning ved at tilbyde nye produkter sasom datatjenester (mobilt bredband) via UMTS-nettet (3G), samt oge kundetilfredshed og loyalitet, hvilket, vi vurderer, vil resultere i en moderat stigning i antallet af kunder, mindre churn og storre brug af vores tjenester. Vi vil, pa samme made som ved vores udrulning af UMTS, fortsat soge ind pa markedet for nye produkter, nar vi mener, at det er tilstraekkeligt modent til rentable investeringer.

      * OGET FOKUSERING PA VORES KERNEAKTIVITETER. Vi vil i stigende grad fokusere pa vores kerneaktiviteter og markeder, og revurdere aktiviteterne samlet for at finde frem til de mest attraktive forretningsomrader for organisk vaekst og yderligere investeringer, hvor det er rimeligt og begrundet ud fra forventet afkast, eller alternativt frasalg. Vi vurderer, for eksempel, at vi med vores omfattende Nordiske fastnet erhvervet ved kobet af Song Networks (i dag TDC Song) og med fa omkostninger kan betjene vores kunder pa et faellesnordisk grundlag, forbedre vores markedsposition, tilstedevaerelse og omkostningsstruktur samt udfordre konkurrenterne ved at udnytte mulighederne forbundet med teknologiskift og kundeorientering.

             TDC Songs skandinaviske IP-VPN forretning er et staerkt udgangspunkt for yderligere vaekst. Vi vil fortsat revurdere vores nuvaerende andele af minoritetsinteresser og forretningsomrader, der ligger uden for vores kerneaktiviteter, for at fastsla om de fortsat skal fastholdes og udbygges eller frasaelges. * * FOKUS PA AT NEDBRINGE VORES GAELDSAETNING. Vi vil gennemfore de naevnte strategier med fokus pa tilvejebringelse af pengestromme for fremover at nedbringe vores gaeld. Vi vil opna dette gennem yderligere organisk vaekst i TDC, yderligere nedbringelse af personaleomkostninger, disciplinerede anlaegsinvesteringer, oget effektivitet og aktiv portefoljepleje. Vi vil fortsat vurdere hvert aktivs fremtidige potentiale med henblik pa enten salg med overskud eller bygge videre pa nuvaerende positioner. Vi vurderer, at disse foranstaltninger og ovennaevnte strategier vil muliggore maksimering af pengestromme og overskudsgrader og reduceres vores gaeldsaetning.

......

EFTERFOLGENDE BEGIVENHEDER

      TDC har ikke offentliggjort regnskabsinformation for 1. kvartal 2006, der sluttede den 31. marts 2006, og en opgorelse og verifikation af regnskabsoplysninger i relation til dette kvartal er endnu ikke afsluttet. Baseret pa nuvaerende tilgaengelig information skonnes dog, at omsaetningen for koncernen i forste kvartal 2006 var hojere end i forste kvartal 2005 for korrektion for tilkobte og frasolgte virksomheder og, om end i mindre grad, ogsa nar korrigeret for tilkobte og frasolgte virksomheder. Det skonnes ogsa, at EBITDA for saerlige poster for koncernen i forste kvartal 2006 var hojere end i forste kvartal 2005 for korrektion for tilkobte og frasolgte virksomheder og, om end i mindre grad, ogsa nar korrigeret for tilkobte og frasolgte virksomheder. Trods samlet positiv vaekst for koncernen skonnes det, at omsaetning og EBITDA for saerlige poster for TDC Switzerland, som forventet, viste tilbagegang i forste kvartal 2006 sammenholdt med forste kvartal 2005. Disse skon er baseret pa finansielle data, der ikke er endelige og er med forbehold for aendringer. De bor derfor ikke laegges til grund for nogen investeringsbeslutning. TDC har bekendtgjort, at resultaterne for 1. kvartal vil blive offentliggjort den 4. maj 2006

      Salget af vores aktiebeholdning pa 19.6% i det polske mobilselskab Polkomtel er endnu ikke afsluttet. Der er i ojeblikket nedlagt forbud mod salget som en del af et uafgjort sogsmal anlagt af en anden aktionaer i Polkomtel, Vodafone, med henblik pa at forhindre salget. Se "Forretning - Retssager".

I den ovenfor beskrevne retssag anlagt af ATP mod Kober og TDC, har ATP forbeholdt sig retten til at anfaegte lovligheden af de bemyndigelser, som foreslas vedtaget pa TDC's ordinaere generalforsamling, herunder saerligt bemyndigelserne (i) til at udstede tegningsoptioner til ledelsen og andre, og
(ii) til at tilbagekobe aktier. Derudover kraever ATP, at beregningsdatoen for sa vidt angar tvangsindlosningsbelobet for ATP's aktier forst kan fastlaegges, nar tvangsindlosningen er gennemfort. Endelig kraever ATP, at Kober skal forrente tvangsindlosningsbelobet. TDC og Kober har endnu ikke svaret pa de af ATP rejste krav. Se "Forretning -- Retssager".

......

SAMMENDRAG AF HISTORISKE OG PROFORMA REGNSKABSOPLYSNINGER SAMT OVRIGE DATA

      Udsteder er et holdingselskab, som ud over finansiering af kobet ikke har uafhaengige eksterne aktiviteter bortset fra via den indirekte ejerandel pa 88,2 pct. af TDC's aktiekapital. Der blev opnaet bestemmende indflydelse i TDC i starten af 2006. De historiske regnskabsoplysninger, der fremlaegges i dette tilbudsdokument, er saledes regnskabsoplysningerne for TDC, og tilbudsdokumentet indeholder ikke et separat regnskab for Udsteder.

      Nedenstaende sammendrag af historiske regnskabsoplysninger i henhold til IFRS for TDC for regnskabsarene 2004 og 2005 er uddraget fra TDC's reviderede arsregnskaber og noterne hertil, som er udarbejdet i henhold til IFRS og er medtaget andetsteds i dette tilbudsdokument. TDC har ikke udarbejdet reviderede arsregnskaber i henhold til IFRS for perioder for 2004. Der er desuden medtaget et sammendrag af historiske regnskabsoplysninger i henhold til dansk regnskabspraksis (dansk GAAP) for TDC for regnskabsarene 2001, 2002, 2003 og 2004. De ikke-reviderede regnskabsoplysninger i henhold til dansk GAAP for regnskabsaret 2001 er uddraget fra TDC's arsrapport pa Form 20-F for 2004. Regnskabsoplysningerne for regnskabsarene 2002, 2003 og 2004 er uddraget fra TDC's tidligere reviderede arsregnskaber udarbejdet i henhold til dansk GAAP som indsendt til SEC i TDC's arsrapport pa Form 20-F for 2004. Desuden er i dette afsnit medtaget ikke-reviderede operationelle data for en femarig periode frem til 31. december 2005, der er uddraget fra TDC's driftssystemer og indhentet fra kilder i telebranchen og ikke uddraget fra TDC's reviderede arsregnskaber.

      TDC's historiske koncernregnskaber er aflagt i danske kroner og er udarbejdet i henhold til enten IFRS eller dansk GAAP, som pa visse vaesentlige omrader afviger fra amerikansk regnskabspraksis (US GAAP). De vaesentligste forskelle mellem dansk GAAP og IFRS for TDC er beskrevet i note 1 til koncernregnskabet, som er medtaget andetsteds i dette tilbudsdokument. De vaesentligste forskelle mellem US GAAP og IFRS for TDC er beskrevet i note 34 til koncernregnskabet, som er medtaget andetsteds i dette tilbudsdokument.

      Nedenstaende sammendrag af ikke-reviderede proforma regnskabsoplysninger for Udsteder er udarbejdet med henblik pa at vise proforma effekten af Transaktionerne, som var de sket pr. 1. januar 2005 for den ikke-reviderede proforma resultatopgorelses vedkommende, og pr. 31. december 2005 for den ikke-reviderede proforma balances vedkommende. Proforma regnskabsoplysningerne for Udsteder er udarbejdet udelukkende til orientering og kan ikke betragtes som en indikation for faktiske resultater, der ville vaere blevet opnaet, hvis Transaktionerne var gennemfort pa de angivne datoer, og skal ikke opfattes som en indikation for balancedata eller driftsresultater pr. en fremtidig dato eller for en fremtidig periode. Folgende oplysninger skal laeses i sammenhaeng med "The Acquisition and Related Financings" [delvist oversat til dansk, se "Erhvervelsen og relateret finansiering"], "Ikke-reviderede sammenlagte proforma regnskaber", "Drifts- og regnskabsberetning samt forventninger" og koncernregnskabet udarbejdet i henhold til IFRS samt noterne hertil som medtaget andetsteds i dette tilbudsdokument samt arsregnskabet udarbejdet i henhold til dansk GAAP samt noterne hertil indeholdt i TDC's arsrapport pa Form 20-F for 2004.

      Kober (der er en direkte 100 pct.-ejet dattervirksomhed af Udsteder) havde tilbudt at kobe 100 pct. af den udestaende aktiekapital i TDC, men pr. datoen for dette tilbudsdokument har Kober nu erhvervet ca. 88,2 pct., og de resterende 11,8 pct. af TDC's aktiekapital er ejet af eksterne aktionaerer. Ca. 0,3 pct. af de udbudte aktier var ejet af medarbejdere og skal returneres, safremt tvangsindlosningen ikke sker. Safremt Kober returnerer disse aktier, vil Kober eje 87,9 pct. af aktiekapitalen i TDC. Proforma regnskabsoplysningerne er udarbejdet, saledes at de afspejler kob af 88,2 pct. af den udestaende aktiekapital i TDC, og har derfor ikke medtaget effekten af denne mulighed. Det er muligt, at Kober efterfolgende kan kobe yderligere aktier i TDC, herunder ved at indga yderligere gaeldsforpligtelser eller ved tilforsel af yderligere egenkapital. Der er dog ikke pa nuvaerende tidspunkt indgaet forpligtelser i denne forbindelse, og det er derfor ikke muligt at fastsaette prisen eller finansieringsmetoden for sadanne eventuelle kob. For yderligere oplysninger henvises til fodnoterne i de regnskabsoplysninger, der er praesenteret i dette afsnit, samt til "Ikke-reviderede sammenlagte proforma regnskaber."

                                                                                      1. JANUAR -- 31. DECEMBER
                                                                     -------------------------------------------------------------
                                                                            2004                2005                 2005
                                                                     ------------------   ----------------   ---------------------
                                                                                                               (I [EURO] MIO.,
                                                                      (I DKK MIO., BORTSET FRA NOGLETAL)     BORTSET FRA NOGLETAL)
REGNSKABSOPLYSNINGER FOR TDC (IFRS):
RESULTATOPGORELSE (REVIDERET):
Omsaetning                                                                   42.339              46.588                6.245
                                                                     ------------------   ----------------   ---------------------
Resultat for afskrivninger, amortiseringer og saerlige poster......         11.996              13.003                1.743
Afskrivninger, amortiseringer og nedskrivninger for
  vaerdiforringelse................................................         (6.661)             (6.790)                (910)
Resultat af primaer drift for saerlige poster......................          5.335               6.213                  833
Saerlige poster (1)................................................            385                (968)                (130)
                                                                     ------------------   ----------------   ---------------------
Resultat af primaer drift inkl. saerlige poster....................          5.720               5.245                  703
Resultat af associerede virksomheder...............................          5.632                 334                   45
Finansielle poster (2).............................................           (716)             (1.056)                (142)
                                                                     ------------------   ----------------   ---------------------
Resultat for skat..................................................         10.636               4.523                  606
Skat af arets resultat.............................................         (1.041)             (1.026)                (138)
                                                                     ------------------   ----------------   ---------------------
Arets resultat af fortsaettende aktiviteter........................          9.595               3.497                  469
Arets resultat af ophorte aktiviteter efter skat...................            315               3.953                  530
                                                                     ------------------   ----------------   ---------------------
Arets resultat.....................................................          9.910               7.450                  999
                                                                     ==================   ================   =====================
BALANCE PR. 31. DECEMBER (REVIDERET):
Aktiver i alt......................................................         90.264              93.524               12.536
Egenkapital i alt..................................................         38.850              43.795                5.870

PENGESTROMSOPGORELSE (REVIDERET):
Nettopengestromme fra driftsaktiviteter............................         11.084               8.691                1.165
Nettopengestromme fra investeringsaktiviteter......................          2.889              (1.226)                (164)
Nettopengestromme fra finansieringsaktiviteter.....................        (12.573)             (4.229)                (567)
                                                                     ------------------   ----------------   ---------------------
Endring i likvider.................................................          1.400               3.236                  434
                                                                     ==================   ================   =====================
OVRIGE REGNSKABSMAESSIGE OPLYSNINGER (IKKE-REVIDERET):
Bruttogaeld (3)....................................................         30.975              30.736                4.120
EBITDA for saerlige poster (4).....................................         11.996              13.003                1.743
EBITDA-margin (5)..................................................           28,3 pct.           27,9 pct.            27,9 pct
Anlaegsinvesteringer (6)...........................................          5.148               5.624                  754
Anlaegsinvesteringer/omsaetning (7)................................           12,2 pct.           12,1 pct.            12,1 pct
Korrigeret anlaegsinvesteringer/omsaetning (7).....................           14,5 pct.           14,3 pct.            14,3 pct
Endring i driftskapital (8)........................................          1.212                (527)                 (71)

                                                                                                1. JANUAR -- 31. DECEMBER
                                                                                     ---------------------------------------------
                                                                                             2005                   2005
                                                                                     ---------------------   ---------------------
                                                                                           (I DKKMIO.,           (I [EURO] MIO.,
                                                                                     BORTSET FRA NOGLETAL)   BORTSET FRA NOGLETAL)
PROFORMA REGNSKABSOPLYSNINGER FOR UDSTEDER (IKKE-REVIDERET, IFRS): (9)
Proforma EBITDA for saerlige poster (10)...................................                  12.958                  1.737
Bruttogaeld (11)...........................................................                  76.395                 10.240
Seniorgaeld (11)...........................................................                  48.538                  6.506
Kontant renteomkostning (12)...............................................                   5.254                    704
Proforma EBITDA for saerlige poster i forhold til kontant
  renteomkostning (13).....................................................                     2,5                    2,5
Proforma EBITDA for saerlige poster i forhold til kontant
  renteomkostning, korrigeret (13..........................................                     2,4                    2,4
Bruttogaeld i forhold til proforma EBITDA for saerlige poster (14).........                     5,9                    5,9
Bruttogaeld i forhold til proforma EBITDA for saerlige poster, korrigeret (14)                  6,0                    6,0
Seniorgaeld i forhold til proforma EBITDA for saerlige poster (14).........                     3,7                    3,7

----------------------
(1) Saerlige poster omfatter vaesentlige belob, som ikke kan henfores til normal drift, herunder eksempelvis storre gevinster og tab ved frasalg af dattervirksomheder, saerlige nedskrivninger for vaerdiforringelse samt hensaettelser til omstruktureringer mv. Tilsvarende poster for de ikke-konsoliderede virksomheder er indregnet i resultat af associerede virksomheder og arets resultat af ophorte aktiviteter efter skat. I 2005 omfattede saerlige poster kun hensaettelser til omstruktureringer og belob sig til DKK (968) mio. ([EURO] (130) mio.) for skat og DKK (817) mio. ([EURO] (110) mio.) efter skat primaert vedrorende fratraedelsesprogrammer i den danske forretning og omkostninger til okonomiske og juridiske radgivere vedrorende Kobstilbudet. I 2004 belob saerlige poster sig til DKK 385 mio. ([EURO] 52 mio.) for skat og DKK 741 mio. ([EURO] 99 mio.) efter skat. Fortjenesten for skat pa frasalg af storre virksomheder belob sig til DKK 943 mio. ([EURO] 126 mio.) for skat, primaert vedrorende frasalget af Dan Net. Omstruktureringsomkostninger for skat belob sig til DKK (558) mio. ([EURO] (75) mio.) og vedrorte primaert fratraedelsesprogrammer i den danske forretning. Omstruktureringsomkostninger efter skat belob sig til DKK (192) mio. ([EURO] (26) mio.), hvoraf DKK 199 mio. ([EURO] 27 mio.) vedrorte en aendring i den skattemaessige vaerdi af goodwill i Talkline.

(2) Finansielle poster bestar af finansielle indtaegter, finansielle omkostninger og dagsvaerdireguleringer.

(3) Bruttogaeld udgor den skyldige hovedstol uden hensyn til eventuelle palobne transaktionsomkostninger (dvs. for regulering for eventuelle ikke-amortiserede udstedelsesomkostninger, kurstab eller praemier i forbindelse med udstedelsen). I forbindelse med praesentationen af balancen i henhold til IFRS vises gaelden eksklusive eventuelle ikke-amortiserede udstedelsesomkostninger, kurstab eller praemier i forbindelse med udstedelsen.

(4) EBITDA for saerlige poster er primaert driftsresultat for afskrivninger, amortiseringer og saerlige poster som vist i resultatopgorelsen. Dette nogletal vises, fordi det og lignende nogletal efter vor opfattelse er almindeligt anvendt i den globale telekommunikationssektor i forbindelse med vurdering af en virksomheds driftsresultater.

(5) EBITDA-margin er EBITDA for saerlige poster divideret med omsaetning. Dette nogletal vises fordi det og lignende nogletal efter vor opfattelse er almindeligt anvendt i den globale telekommunikationssektor i forbindelse med vurdering af, i hvilket omfang omsaetningen anvendes til kontante driftsomkostninger.

(6) I anlaegsinvesteringer indgar kostprisen for immaterielle og materielle anlaegsaktiver, men ikke kob af ejerandele i andre selskaber.

(7) Anlaegsinvesteringer/omsaetning er beregnet ved at dividere anlaegsinvesteringer eksklusive kob af ejerandele i andre selskaber med omsaetningen. Anlaegsinvesteringer/omsaetning er praesenteret som en malestok for, i hvilket omfang omsaetningen anvendes til anlaegsinvesteringer. Der er desuden medtaget et korrigeret nogletal for anlaegsinvesteringer/omsaetning, der ikke medtager Talkline mv. (vores tyske forretningsenhed, der omfatter Talkline og easyMobile aktiviteterne i Tyskland). Omsaetningen for Talkline mv. udgjorde DKK 7.763 mio. ([EURO] 1.041 mio.) i 2005 (2004: DKK 7.675 mio. ([EURO] 1.029 mio.)), og
      anlaegsinvesteringerne udgjorde DKK 73 mio. ([EURO] 10 mio.) i 2005 (2004: DKK 112 mio. ([EURO] 15 mio.)). Talkline videresaelger telefoniprodukter og har derfor uforholdsmaessigt lave anlaegsinvesteringer sammenlignet med TDC's forretning som helhed. Det bor bemaerkes, at visse andre af TDC's forretninger, der ikke foretager videresalg, kan have lave anlaegsinvesteringer.

(8) AEndring i driftskapital er aendringen i varebeholdninger, tilgodehavender, vareleverandorer og visse andre poster.

(9) Det skal bemaerkes, at regnskabsoplysningerne inkluderer resultater i HTCC, der er konsolideret i TDC's koncernregnskab. HTCC vil blive klassificeret som et "ikke-klausuleret datterselskab" i henhold til Kontrakten. HTCC offentliggjorde i 2005 omsaetning, korrigeret EBITDA, likvider og langfristet gaeld i henhold til US GAAP pa henholdsvis USD 110,2 mio. ([EURO] 93,1 mio.), USD 50,6 mio. ([EURO] 42,7 mio.), USD 15,1
      mio. ([EURO] 12,8 mio.) og USD 158,2 mio. ([EURO] 133,6 mio.) under anvendelse af en kurs pa [EURO] 1,00 = USD 1,1842 pr. 31. december 2005. Disse tal er ikke nodvendigvis sammenlignelige med HTCC's bidrag til TDC's resultater. Der er ikke modtaget kontant udbytte fra HTCC siden erhvervelsen af ejerandelen i HTCC.

(10) Proforma EBITDA for saerlige poster er EBITDA for Udsteders saerlige poster i forbindelse med Transaktionerne. For yderligere oplysninger om de heri indeholdte proforma oplysninger henvises til "Ikke-reviderede sammenlagte proforma regnskaber." Det skal bemaerkes, at proforma EBITDA for saerlige poster er beregnet for minoritetsinteresser, herunder minoritetsinteressen vedrorende de 11,8 pct. af TDC, der er ejet af minoritetsaktionaerer (opgjort under forudsaetning af at Kober ikke returnerer 0,3 pct. af TDC's aktiekapital). For at Udsteder skal have adgang til midler fra TDC via udbytter fra TDC vil der dog vaere krav om, at TDC skal udlodde udbytter til minoritetsaktionaerer pa pro rata basis. Udsteder er ikke pa nuvaerende tidspunkt i stand til at beregne storrelsen af sadanne udbytter. Hvis der forudsaettes et behov til rentebetalinger pa obligationerne pa DKK 1.452 mio. ([EURO] 196 mio.) arligt (i overensstemmelse med fodnote (b) til den ikke-reviderede proforma resultatopgorelse indeholdt i "Ikke-reviderede sammenlagte proforma regnskaber"), vil der dog vaere behov for pro rata udbytter til minoritetsaktionaererne i storrelsesordenen DKK 171 mio. ([EURO] 23 mio.), hvis alle disse betalinger skal foretages ved hjaelp af midler fra udbytter fra TDC. Herudover vil driftsomkostninger for Udsteder, der skal daekkes via udbytter, ogsa kraeve udlodning af minoritetsudbytte. Udsteder kan finansiere renteomkostninger og ovrige omkostninger via andre kilder, herunder ved traek pa den revolverende kreditfacilitet, som er tilgaengelig for Udsteder frem til 30. januar 2008.

(11) Bruttogaeld pa proforma basis er uddraget fra den ikke-reviderede proforma balance indeholdt i "Ikke-reviderede sammenlagte proforma regnskaber." Seniorgaeld pa proforma basis afspejler, at en del af bruttogaelden udgores af lan i henhold til Seniorlaneaftalen (og derfor ikke omfatter anden finansiering sasom finansiel leasing og prioritetsgaeld). Bruttogaelden udgores af den skyldige hovedstol uden hensyn til eventuelle palobne transaktionsomkostninger (dvs. for regulering for eventuelle ikke-amortiserede udstedelsesomkostninger, kurstab eller praemie i forbindelse med udstedelsen). I forbindelse med praesentationen af balancen i henhold til IFRS vises gaelden eksklusive eventuelle ikke-amortiserede udstedelsesomkostninger, kurstab eller praemie i forbindelse med udstedelsen.

(12) Kontant renteomkostning pa proforma basis er uddraget fra den ikke-reviderede proforma resultatopgorelse indeholdt i "Ikke-reviderede sammenlagte proforma regnskaber." Omkostningen er vist eksklusive eventuelle omkostninger forbundet med amortisering af gaeldsudstedelsesomkostninger, kurstab og praemie.

(13) Proforma EBITDA for saerlige poster i forhold til kontant renteomkostning er beregnet ved at dividere proforma EBITDA for saerlige poster med kontant renteomkostning pa proforma basis. Proforma EBITDA for saerlige poster i forhold til kontant renteomkostning, korrigeret er beregnet ved at dividere proforma EBITDA for saerlige poster med korrigeret kontant renteomkostning pa proforma basis. Disse nogletal er medtaget, fordi de og lignende nogletal efter vor opfattelse er almindeligt anvendt af investorer og kreditvurderingsbureauer som en indikation af evnen til at daekke planlagte rentebetalinger via midler genereret via driften. Det korrigerede kontante renteomkostningsbelob pa proforma basis, som er anvendt i det korrigerede nogletal, er den kontante renteomkostning pa proforma basis (uddraget fra proforma oplysningerne medtaget i "Ikke-reviderede sammenlagte proforma regnskaber") tillagt det udbyttebelob pa pro rata basis, som der ville vaere behov for at udlodde til minoritetsaktionaererne, safremt rentebetalinger pa obligationerne skulle daekkes udelukkende ved udbytteudlodninger fra TDC. Der henvises til fodnote (10) for en beregning af proforma udbyttebetalingen pa pro rata basis, der pa dette grundlag skal foretages til minoritetsaktionaererne. Dette korrigerede nogletal er medtaget, da rentebetalinger pa obligationerne via udlodning af udbytter fra TDC vil kraeve minoritetsudbytteudlodninger pa pro rata basis, og efter vor opfattelse giver dette nogletal derfor flere oplysninger om den kontante omkostning til rentebetalinger for Udsteder og Udsteders dattervirksomheder.

(14) Bruttogaeld i forhold til proforma EBITDA for saerlige poster er beregnet ved at dividere bruttogaeld med proforma EBITDA for saerlige poster. Bruttogaeld i forhold til proforma EBITDA for saerlige poster, korrigeret er beregnet ved at dividere den korrigerede proforma bruttogaeld med proforma EBITDA for saerlige poster. Seniorgaeld i forhold til proforma EBITDA for saerlige poster er beregnet ved at dividere proforma seniorgaeld med proforma EBITDA for saerlige poster. Disse nogletal er medtaget, fordi de og lignende nogletal efter vor opfattelse er almindeligt anvendt af investorer og kreditvurderingsbureauer som en indikation af den finansielle risiko, herunder evnen til at indfri eller refinansiere gaeldsforpligtelser. Det korrigerede bruttogaeldsbelob pa proforma basis, som er anvendt i det korrigerede nogletal, er proforma bruttogaeld (uddraget fra proforma oplysningerne medtaget i "Ikke-reviderede sammenlagte proforma regnskaber") tillagt (hvad angar gaeld stiftet af Kober eller Kobers eventuelle moderselskab) 11,8 pct. som en afspejling af det udbyttebelob, der ville vaere behov for fra TDC til at finansiere ikke blot indfrielsen af obligationernes hovedstol men ogsa pro rata udbyttebetalinger til minoritetsaktionaerer.

REGNSKABSOPLYSNINGER FOR TDC (DANSK GAAP)

                                                                                   1. JANUAR -- 31. DECEMBER
                                                            --------------------------------------------------------------------
                                                                  2001              2002              2003             2004
                                                            ----------------  ----------------  ----------------  --------------
                                                                                          (I DKK MIO.)
                                                            (IKKE-REVIDERET)                       (REVIDERET)
RESULTATOPGORELSE:
Omsaetning ........................................              41.838            42.011            41.413          43.570
Anlaegsproduktion .................................               1.439             1.465             1.291           1.225
Andre driftsindtaegter ............................                 426               344               525           6.683
                                                            ----------------  ----------------  ----------------  --------------
Indtaegter i alt ..................................              43.703            43.820            43.229          51.478
Driftsomkostninger for afskrivninger og
  amortiseringer ..................................             (35.547)          (32.725)          (32.123)        (33.221)
Afskrivninger og amortiseringer ...................              (8.534)           (8.030)           (7.963)         (8.193)
                                                            ----------------  ----------------  ----------------  --------------
Driftsomkostninger i alt ..........................             (44.081)          (40.755)          (40.086)        (41.414)
                                                            ----------------  ----------------  ----------------  --------------
Resultat af primaer drift .........................                (378)            3.065             3.143          10.064
Finansielle poster (1) ............................               1.160             2.725               239              27
                                                            ----------------  ----------------  ----------------  --------------
Resultat for skat .................................                 782             5.790             3.382          10.091
Skat af arets resultat ............................              (1.397)           (1.559)           (1.629)         (1.351)
                                                            ----------------  ----------------  ----------------  --------------
Resultat for minoritetsinteresser .................                (615)            4.231             1.753           8.740
Minoritetsinteressers andel af nettoresultat ......                 534               227                (8)              2
                                                            ----------------  ----------------  ----------------  --------------
Arets resultat ....................................                 (81)            4.458             1.745           8.742
                                                            ================  ================  ================  ==============

                                                                       (IKKE-REVIDERET)                     (REVIDERET)
BALANCE (VED ARETS UDGANG):
Aktiver i alt .....................................              86.681            83.626            89.515          87.546
Egenkapital i alt .................................              32.713            34.661            32.973          35.963
                                                            (IKKE-REVIDERET)                       (REVIDERET)
PENGESTROMSOPGORELSE:
Nettopengestromme fra driftsaktiviteter ...........               5.554            10.416            10.051          10.274
Nettopengestromme fra investeringsaktiviteter .....             (19.405)           (2.627)          (12.008)          3.666
Nettopengestromme fra finansieringsaktiviteter ....              10.863            (6.759)            4.943         (12.562)
                                                            ----------------  ----------------  ----------------  --------------
AEndring i likvider ...............................              (2.988)            1.030             2.986           1.378
                                                            ================  ================  ================  ==============
OVRIGE REGNSKABSMAESSIGE OPLYSNINGER
  (IKKE-REVIDERET):
EBITDA (2) ........................................               8.156            11.095            11.106          18.257
EBITDA-margin (3) .................................                19,5 pct.         26,4 pct.         26,8 pct.       41,9 pct.
Anlaegsinvesteringer (4) ..........................               9.344             6.341             5.505           5.254
Anlaegsinvesteringer/omsaetning (5) ...............                22,3 pct.         15,1 pct.         13,3 pct.       12,1 pct.
AEndring i driftskapital (6) ......................                  --             1.590             1.461           1.257

-------------------
(1) Finansielle poster bestar af finansielle indtaegter, finansielle omkostninger, dagsvaerdireguleringer og andel af resultat for skat i associerede virksomheder.

(2) EBITDA er resultat af primaer drift for afskrivninger og amortiseringer. Dette nogletal vises, fordi det og lignende nogletal efter vor opfattelse er almindeligt anvendt i den globale telekommunikationssektor i forbindelse med vurdering af en virksomheds driftsresultater. Denne beregning af EBITDA er baseret pa regnskabsoplysninger udledt fra arsregnskaber aflagt efter dansk GAAP, og er derfor ikke beregnet pa samme made som EBITDA for saerlige poster.

(3)   EBITDA-margin er EBITDA divideret med Omsaetning.

(4) I anlaegsinvesteringer indgar kostpris vedrorende immaterielle og materielle anlaegsaktiver, men ikke kob af ejerandele i andre selskaber.

(5) Anlaegsinvesteringer/omsaetning er beregnet ved at dividere anlaegsinvesteringer eksklusive kob af ejerandele i andre selskaber med omsaetningen.

(6) AEndring i driftskapital er aendringen i varebeholdninger, tilgodehavender, vareleverandorer, periodeafgraensningsposter, ovrige gaeldsposter samt visse andre poster.

                                                                               1. JANUAR -- 31. DECEMBER
                                                      -----------------------------------------------------------------------
                                                           2001           2002          2003           2004          2005
                                                      -------------  -------------  -------------  ------------  ------------
OPERATIONELLE DATA:
Kundebase: ('000) (1)
     Fastnet .................................            3.913          3.598          3.631         3.483         3.521
     Mobil ...................................            4.575          4.939          6.199         7.126         9.022
     Internet ................................            1.403          1.285          1.696         1.814         1.769
Kabel-tv  ....................................              828            885            924           982         1.030
Kunderi alt ..................................           10.719         10.707         12.450        13.405        15.342
Antal medarbejdere (2) .......................           21.344         21.009         20.034        19.497        20.225

SEGMENTOPLYSNINGER:
FASTNET -- DANSK FORRETNING
Telefonikunder ('000) ........................            3.139          3.076          2.981         2.880         2.748
Internetkunder uden bredb and ('000) (3) .....              542            519            492           413           310
Bredbandskunder ('000) (3) ...................              111            253            405           549           689
DSL-penetration (4) ..........................               --             12 pct.        19 pct.       26 pct.       33 pct.

MOBIL -- DANSK FORRETNING
Mobil-penetration (5) ........................             73,8 pct.      83,2 pct.      88,3 pct.     95,5 pct.    100,8 pct.
Afgang af kunder (6) -- pr. maned ............              2,3 pct.       2,5 pct.       2,3 pct.      3,1 pct.      2,5 pct.
ARPU (7) -- pr. maned (DKK) ..................              197            207            176           179           193
Kundeakkvisitionsomkostninger (DKK) (8) ......               --             --            483           526           596

-------------------
(1) Angiver kunder ved periodens udgang og omfatter kunder med og uden abonnement pa folgende grundlag:

      *      Fastnetkunder med abonnement;

      * Mobilkunder med abonnement eller som har vaeret aktive inden for de seneste 3-15 maneder;

      * Internetkunder med abonnement, eller som har vaeret aktive inden for de seneste 1-3 maneder.

Antallet af kunder inkluderer videresalgskunder.

(2) Angiver antal af fuldtidsansatte ved arets udgang, herunder fastansatte, elever og lost ansatte medarbejdere.

(3) Internetkunder uden bredband inkluderer kunder med dial-up adgang samt DSL-kunder med en kapacitet pa under 144 Kbps downstream (undtagen i 2001-2003, hvor abonnenter med en kapacitet pa under 144 Kbps downstream var indeholdt i "Bredband"). "Bredband"-kunder er DSL-kunder med en kapacitet pa mere end 144 Kbps downstream (og lavere kapacitet for 2004).

(4) Angiver antallet af DSL-abonnementer i henhold til IT- og Telestyrelsen pa baggrund af styrelsens seneste rapporter divideret med antallet af husstande i Danmark ifolge Danmarks Statistik.

(5) Mobilabonnementer pr. 100 indbyggere (taletidskort og grundabonnementer) ifolge IT- og Telestyrelsen.

(6) Angiver antallet ved periodens udgang og omfatter kunder med og uden abonnement. Mobilabonnenter, der ikke har vaeret aktive inden for de seneste 15 maneder, er ikke indeholdt. TDC opgor afgangen af kunder (churn) ved at dividere brutto afgangen af kunder i en periode med det gennemsnitlige antal kunder i perioden. Det gennemsnitlige antal kunder i perioden er beregnet ved at laegge antallet af kunder i begyndelsen af perioden til antallet af kunder i slutningen af perioden og dividere med to. Generelt opgores churn ud fra ekstern brutto afgang. Dog inkluderes intern migrering mellem TDC Mobil A/S og Telmore. Intern migrering vil derved medfore hojere churn. Telekommunikationsselskaber anvender forskellige metoder til opgorelse af kundeafgang.

(7) Angiver gennemsnitlig omsaetning pr. bruger. Manedlig ARPU defineres som omsaetning pa detailkunder og eksternt branchesalg herunder "roaming out" (TDC Mobils mobilkunder i udlandet) og ekskl. "roaming in" (udenlandske kunder pa TDC Mobils net) divideret med det gennemsnitlige antal detail- og eksterne branchesalgskunder. Det skal bemaerkes, at dataene for regnskabsarene 2004 og 2005 henviser til omsaetning rapporteret i henhold til IFRS, og dataene for regnskabsarene 2001, 2002 og 2003 henviser til omsaetning rapporteret i henhold til dansk GAAP.

(8) Angiver de samlede kundeakkvisitionsomkostninger divideret med tilgang af eksterne kunder for perioden. Kundeakkvisitionsomkostninger omfatter betalinger i relation til incitamentsordninger, terminaltilskudsbonus, reklametilskud og omkostninger vedrorende terminallager.

                                RISIKOFAKTORER

      Laes omhyggeligt de nedenfor beskrevne risici samt de ovrige oplysninger indeholdt i dette tilbudsdokument, for De beslutter at investere. Hver af folgende risici kan vaesentligt forringe vores forretning, finansielle stilling, driftsresultat eller pengestromme. I sa fald kan De risikere at miste hele eller en del af Deres oprindelige investering.

      De nedenfor beskrevne risici er ikke de eneste, vi star overfor. Yderligere risici og usikkerhedsmomenter, som vi ikke er bekendt med, eller som vi vurderer som uvaesentlige kan ogsa vaesentlig forringe vores forretning, finansielle stilling, driftsresultat og pengestromme.

RISICI FORBUNDET MED VORES FORRETNINGSAKTIVITETER

VI OPERERER I STAERKT KONKURRENCEPRAEGEDE BRANCHER, OG DEN HARDE KONKURRENCE VIL KUNNE FA EN VAESENTLIG NEGATIV INDVIRKNING PA VORES FORRETNINGSENHEDER.

      Vi er udsat for betydelig konkurrence fra savel etablerede som nye konkurrenter. I de udenlandske forretninger konkurrerer vi med selskaber, der i visse tilfaelde har lettere adgang til finansiering, storre produktsortimenter, flere medarbejderressourcer, storre erkendelse af varemaerke og erfaring eller veletablerede relationer med myndigheder og kunder. Hvis vi ikke kan matche vores konkurrenters produktsortiment, tjenesteydelser eller priser kan vi miste markedsandele. Hvis vi tvinges til at saenke vores priser for at matche konkurrenternes priser, kan vi opleve faldende overskudsgrader og EBITDA for saerlige poster.

      I sammendrag kan konkurrence pa vores forretningsomrader resultere i:

      *      fortsat prisudhuling for vores produkter og tjenester

      * tab af nuvaerende eller potentielle kunder samt storre vanskeligheder forbundet med at fastholde nuvaerende kunder

      * foraeldet teknologi samt behov for hurtigere etablering af ny teknologi

      * oget pres pa vores overskudsgrader og EBITDA for saerlige poster, hvilket kan forhindre os i at fastholde eller forbedre den nuvaerende drifts lonsomhed og pengestromme.

      Fastnet og bredband. Vi forventer oget konkurrence pa fastnetomradet som folge af prisnedsaettelser blandt konkurrenterne, udvikling af ny teknologi, herunder VoIP, samt skift fra fastnet- til mobiltelefoni. Disse faktorer kan medfore tab af fastnetkunder og markedsandele, som kan vaesentligt forringe vores omsaetning og overskudsgrader.

      Udbydere af VoIP tilbyder telefoni til vaesentligt reducerede priser. Der er saledes betydelig risiko for, at vores egen lancering af VoIP kan forringe vores fastnetforretnings fremtidige indtjeningsmuligheder, idet vi risikerer ikke at kunne fastholde et lignende prisniveau for VoIP som for fastnettelefoni.

      Endelig forventes der pa fastnetomradet oget konkurrence fra IP-baserede interne net (eksempelvis IP-VPN pa erhvervsomradet) og fra antenneforeninger, boligforeninger og fra elselskaber, der benytter deres infrastruktur til at levere telefoni og bredband. Pa markedet for leje af faste kredslob forventes tilsvarende oget konkurrence fra substitutionsprodukter, herunder nye IP-baserede transmissionsprodukter som eksempelvis MPLS, Ethernet-losninger, fastnet, lokale digitale net, tradlose net, WLAN, WiMAX og CDMA/450 MHz. Priserne pa disse produkter er ofte lavere end priserne for leje af faste kredslob, og produktkvaliteten er god nok til at udgore et anvendeligt alternativ til traditionelle fastnetlosninger. Selvom vi tilbyder vores kunder produkter og tjenester, der substituerer vores traditionelle fastnetlosninger, herunder VoIP og bredbandsadgang, er der ingen garanti for at nuvaerende kunder vil skifte til vores substitutionsprodukter og -tjenester og ikke til en konkurrents. Selvom det lykkes os at sikre alle skift fra traditionel telefoni til substitutionsprodukter, sa kan vores fastnetforretning stadig oplevere faldende overskudsgrader, eftersom overskudsgraderne for substitutionsprodukter og tjenester generelt er lavere end for traditionelle telefoniprodukter og tjenester.

      Fremtidig vaekst pa fastnetmarkedet forudsaetter at vi driver og tilpasser os til den teknologiske udvikling, herunder markedsmaessige krav om stigende hastigheder pa DSL. Det forventes, at fremtidens fastnetmarked bliver domineret af de udbydere, der til markedsattraktive priser og med god kvalitet kan tilbyde telefoni, tv samt Internet over samme accessforbindelse, en sakaldt triple play-losning. Denne form for kombinationslosninger stiller store krav til udbyderne pga. kompleksiteten i form af den teknik, logistik og prisfastsaettelse, der er forbundet med at smelte de tre losninger sammen til et produkt. Hvis det ikke lykkes os at drive eller tilpasse os til eller den teknologiske udvikling, eller at tilbyde en attraktiv triple play-losning, kan vores markedsandele og overskudsgrader pa fastnetomradet vaesentligt forringes.

      Generelt vil fremtidig succes pa fastnetmarkedet afhaenge af vores evne til at omlaegge til VoIP og andre IP-baserede losninger samt til vores evne til at tilpasse sig de lavere priser for sine tjenester og generelt mere konkurrencepraegede markedsvilkar. Manglende tilpasning vil kunne pavirke vores omsaetning og overskudsgrad negativt.

      Endvidere kan prisfald pa det danske mobilmarked yderligere saette skub i migreringen fra fastnettelefoni til mobiltelefoni. Da vores markedsandel pa det danske mobilmarked er mindre end andelen pa fastnetmarkedet, kan en sadan udvikling pavirke vores indtjening negativt.

      Det konkurrencemaessige pres pa bredband kan blive foroget som folge af oget konkurrence fra nye produktudbud fra andre udbydere. En raekke udbydere har lanceret VoIP via DSL, og el-selskaber har annonceret en langsigtet udrulning af FTTH (Fiber to the Home) . El-selskaberne forventer alt i alt at udrulle FTTH til 40 pct., eller omtrent en million, af de danske husstande.

      Mobiltelefoni. Vi vil maske ikke vaere i stand til at udvikle og lancere markedsattraktive mobiltjenester til konkurrencedygtige priser, hvilket kan forhindre vores mobilforretning i at fastholde eller opna oget omsaetning og indtjening.

      Som folge af faldende markedspriser for mange mobiltjenester, herunder prisnedsaettelser som folge af regulering i visse lande af priserne for ankommende trafik i mobilnettet og international roaming, vil oget vaekst i indtjening kraeve oget salg eller fortsat omkostningsstyring, som vi maske ikke vaere i stand til at opna.

      Selvom vi i kraft af vores storrelse har stordriftsfordele, udfordres mobilforretningen fortsat af nye forretningsmodeller og konkurrenters lancering af nye produkter. Vi har gennem vores danske datterselskab Telmore implementeret en ny forretningsmodel for mobiltelefoni, der bygger pa internetbaseret selvbetjening. Der er ingen garanti for, at denne nye forretningsmodel fortsat vil vaere rentabel. Derudover er der risiko for, at konkurrenterne introducerer nye og succesrige forretningsmodeller for os, eller at vi ikke kan indfore sadanne nye forretningsmodeller i vores forretning. Vores succes i et sa konkurrencepraeget miljo afhaenger ogsa af selskabets evne til at holde trit med ny mobilteknologi, herunder skiftet fra 2G- til 3G-mobiltelefoni, videotelefoni og pakkekoblet datatjeneste. Vaeksten inden for mobildataomradet forventes drevet af et kvantitativt og kvalitativt stigende udbud af indhold og mobile forretningsapplikationer. Succes med 3G teknologien afhaenger derfor i hoj grad af vores evne til at udvikle og lancere markedsattraktive 3G-produkter og tjenester til konkurrencedygtige priser herunder evnen til at drage positiv nytte af den generelle udvikling pa markedet for indholdstjenester. Indforelsen af VoIP vil ogsa kunne true mobiltelefoni pa sigt pa grund af de lave omkostninger. Manglende evne til at fore eller tilpasse sig disse teknologiske aendringer pa mobilomradet, eller konkurrere med eller tilpasse sig nye forretningsmodeller vil kunne vaesentligt forringe vores mobilforretning.

      Kabel-tv. TDC Kabel TV forventes at mode skaerpet konkurrence fra flere sider, herunder elselskaber, store antenne- og boligforeninger samt udbydere af satellit-tv. Konkurrence styres af priser, bekvemmelighed og udbudet af kanaler. I/S DIGI-TV, en forretningsenhed ejet af Danmarks Radio og TV2, lancerede i marts 2006 Digitalt Terristisk TV ("DTT"), som anvender digital teknologi til at udbyde flere kanaler, bedre billeder og lyd i form af HDTV og Dolby Digital via konventionelle antenner. DTT tilbyder tre kanaler, men forventes at udvide til i alt 16 kanaler i 2009. DTT forventes at resultere i et storre udbud af kanaler i det alment tilgaengelige terristiske net, hvilket vil skaerpe konkurrencen. Pa langt sigt kan ny teknologi skabe oget konkurrence pa det danske kabel-tv-marked, specielt fra kommende internetbaserede indholdsleverandorer. Hvis TDC Kabel TV ikke kan imodega disse udfordringer, kan det vaesentligt forringe vores markedsandel pa det danske kabel-tv-marked.

OGET KONKURRENCE PA DET DANSKE, SCHWEIZISKE OG VISSE ANDRE EUROPAEISKE TELEMARKEDER, HVOR TDC HAR BETYDELIGE AKTIVITETER, GOR OS SARBARE OVER FOR PRESSEDE OVERSKUDSGRADER OG YDERLIGERE TAB AF MARKEDSANDELE.

      Den danske telesektor er praeget af intens konkurrence. De primaere arsager til konkurrence pa dette marked er de staerkt reducerede samtrafikpriser, konkurrenter som TeliaSonera, Tele2 og Sonofon pa det danske marked, samt kravet fra myndighederne om, at vi skal give konkurrenterne adgang til vores net. For at vi fortsat skal klare sig godt pa dette marked kan det blive nodvendigt at saenke priserne. Pa det danske mobilmarkedet har priserne vaeret faldende som folge af hard konkurrence, specielt fra produkter, der saelges over internettet. Bredbandskunder tilbydes stadig mere bandbredde til uaendrede eller endda faldende priser. Selvom vores priser for fastnet- og mobiltelefoni samt leje af faste kredslob i Danmark generelt er blandt de laveste i EU, skaerpes konkurrencen til stadighed, og den danske forretning kan komme ud for yderligt reducerede overskudsgrader. Vi har i de seneste ar mistet markedsandele pa de danske fastnet- og mobilmarkeder.

      Vi vurderer, at vedvarende regulatoriske tiltag i Danmark vil gore det danske telemarked stadig mere konkurrencepraeget, hvilket har vaeret tilfaeldet med telereguleringen i de seneste ar. Regulatoriske tiltag som f.eks. fast operatorvalg og nummerportabilitet har gjort det lettere for kunderne at vaelge andre operatorer. De regulatoriske foranstaltninger har medfort oget konkurrence pa det danske telemarked, og vi har mistet markedsandele og er sarbar

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over for mere konkurrence og yderligere tab af markedsandele fremover. Jf.
afsnittet "Risici vedrorende regulering og retssager" nedenfor for yderligere oplysninger om indvirkningen af telereguleringen pa konkurrencen i Danmark.

      Pa det pan-nordiske marked eftersporger vores erhvervskunder i stigende grad nordiske totallosninger, der omfatter fastnet, datakommunikation, IP-telefoni og mobilkommunikation pa tvaers af landegraenser, hvor isaer konkurrence fra andre pan-nordiske udbydere intensiveres. Vi oplever skaerpet konkurrence fra de nordiske operatorer Telenor og TeliaSonera, der udbyder et komplet sortiment af mobiltelefoni, bredband, tale og tv. Hvis TDC ikke kan tilbyde losninger pa tvaers af landegraenserne til nordiske erhvervskunder, risikerer vi at miste et vigtigt segment i kundebasen.

      Vores udenlandske datterselskaber moder ogsa skaerpet konkurrence. Denne udvikling kan forringe de udenlandske datterselskabers omsaetning og overskudsgrad. Omtrent halvdelen af TDC's omsaetning i 2005 hidrorte fra udenlandske aktiviteter, herunder aktiviteter i en raekke nye markeder.

      Vedrorende vores schweiziske fastnetforretning har TDC Switzerland oplevet prisnedsaettelser pa fastnetmarkedet som folge af konkurrence fra etablerede konkurrenter, herunder det tidligere schweiziske monopol Swisscom. Denne konkurrence kan lede til tab af kunder og reduceret omsaetning og lavere overskudsgrad i Schweiz. Vi forventer, at konkurrencen i Schweiz skaerpes, da etablerede kabelnet-operatorer, f.eks. Cablecom, udbyder fastnettelefoni gennem deres eksisterende kabelnet til meget lave priser eller til flat rate.

      Vedrorende det schweiziske mobilmarked risikerer TDC Schwitzerland oget prispres fra nye MVNO (Mobile Virtual Network Operator) konkurrenter pa markedet. Endvidere vil den fremtidige vaekst i omsaetning og indtjening pa mobilomradet afhaenge af vores evne til at traenge ind pa erhvervsmarkedet, hvilket vi maske ikke vil vaere i stand til. Pa det Schweiziske mobilmarked har man i lobet af det sidste ar oplevet stigende konkurrence som folge af Swisscoms forsog pa at fastholde markedsandele, som kan lede til faldende overskudsgrad og reduceret indtjening. Endvidere vil den fortsat ogede mobilpenetration betyde storre kamp om de resterende kunder, hvilket vil kunne presse akkvisitions- og fastholdelsesomkostningerne i vejret og dermed laegge yderligere pres pa indtjeningen.

      Den fremtidige vaekst i Bite afhaenger primaert af Bites evne til at vinde markedsandele i Letland, hvilket Bite som ny aktor pa markedet maske ikke vil vaere i stand til. Generelt vil den fremtidige vaekst i Bite ogsa afhaenge af nationale faktorer uden for vores kontrol som f.eks. den ringe okonomiske vaekst, som kan indvirke ugunstigt pa konkurrencen i Letland og Litauen. Talklines fremtidige succes afhaenger i hoj grad af selskabets evne til, gennem forhandling med netvaerksleverandorerne, at fastholde en stor bruttomargin pa videresalg af trafik. Det bliver stadig vanskeligere med nye forhandlere pa det tyske marked. Dertil kommer en vaesentlig risiko for et fremtidigt prispres pa de tyske detailpriser pa det tyske mobil marked, som er hoje sammenlignet med andre lande i OECD.

DET DANSKE MOBILMARKED ER MODENT OG TAET PA AT VAERE MAETTET MED DET RESULTAT, AT KUNDETILVAEKSTEN ER FALDET I DE SENESTE AR, OG TDC'S MOBILFORRETNING VIL MASKE IKKE VOKSE MED HISTORISKE RATER.

      Med en penetration pa 101 pct. er det danske mobilmarked taet pa at vaere maettet. Det er uvist i hvilket omfang det danske mobilmarked vil fortsaette med at vokse eller om det overhovedet vokser. Vi vurderer, at fremtidig vaekst hovedsagelig vil blive drevet af ny teknologi og nyt indhold udover de generelle markedsbetingelser. Vores evne til at opretholde vaekst i omsaetning og kundebasen pa trods af den skaerpede konkurrence som folge af denne markedsmaetning vil i stort omfang afhaenge af vores evne til at fastholde nuvaerende kunder, overbevise kunder til at skifte fra konkurrerende operatorer til vores tjenester og til at stimulere til oget brug. Vi kan maske ikke na disse mal, hvis vi ikke kan forbedre vores nuvaerende mobilprodukter og tjenester, eller udvikle, introducere og markedsfore ny mobilteknologi, produkter og tjenester. Hvis det ikke lykkes for os at oge omsaetningen fra eller udvide kundebasen i mobilforretningen med den forestaende maetning, kan vores forretning, finansielle stilling og resultater blive vaesentlig forringet.

VORES FORRETNING ER PRAEGET AF DEN HURTIGE TEKNOLOGISKE UDVIKLING, OG HVIS VI IKKE FORER AN ELLER TILPASSER OS DEN TEKNOLOGISK UDVIKLING, KAN FORRETNINGEN FORRINGES.

      Vores succes inden for fastnet- og mobiltelefoni, internet og kabel-tv-aktiviteter er uvis, hvis vi ikke driver eller holder trit med den fortsatte teknologiske udvikling eller i tide og omkostningseffektivt forbedrer tjenesterne, eller er dygtig til at forudse kundernes produkteftersporgsel. Markedet har pa det seneste set nye teknologier som f.eks. VoIP, ADSL2+, FTTH og Ethernet dukke op. Vi forventer, at den hurtige teknologiske udvikling vil fortsaette inden for alle produktomrader. Det er nodvendigt, at vi forudser og reagerer pa disse aendringer samt udvikler og anvender nye og forbedrede produkter og tjenester hurtigt nok for det skiftende marked. Ellers risikerer vi at miste markedsandele, kunder og overskudsgrader, safremt substitutionsteknologi introduceret af konkurrenter resulterer i lavere salgsomkostninger. Endvidere kan det vaere, at nye teknologier bliver fremhersekende og derved gor de nuvaerende systemer foraeldede. F.eks. kan teknologi baseret pa Session Initiated Protocol (SIP), som leverer VoIP og anden kommunikation via bredband, gore fastnet-teknologien (PSTN) foraeldet. Losninger baseret pa ADSL2+, VDSL2 og FTTH kan foraelde den eksisterende DSL-teknologi begraenset til 8 Mpbs. Ethernet-teknologi, der vaesentligt reducerer omkostningsniveauet for samlet IP-teknologi, kan gore ATM-teknologi foraeldet.

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      Teknologiske fremskridt kan ogsa resultere i et behov for betydelig investering i ny og forbedret teknologi, samt nye produkter og tjenester. Vi vil maske ikke kunne indfore sadan teknologi pga. manglende kapital til at foretage de nodvendige anlaegsinvesteringer, eller hvis teknologien er omfattet af andres patenter. Omvendt, hvis det lykkes os at introducere ny teknologi pa telemarkedet, er det muligt, at teknologierne pa lang sigt vil vise sig ikke at vaere lonsomme, og vi risikerer saledes ikke at fa tilstraekkeligt afkast pa vores investeringer eller daekket vores omkostninger i forbindelse med udvikling og markedsforing af produkterne baseret pa ny teknologi.

MANGLENDE EVNE TIL AT STYRE KUNDEAFGANG KAN FORRINGE VORES FORRETNING.

      Kundeafgang (churn) er et mal for kunder, der ophorer med at abonnere pa vore tjenester. Kundeafgang opstar primaert i forbindelse med nyt boligbyggeri, flytning og prisfald hos konkurrenter. Kundeafgang kan ogsa stige pga. konkurrenceudviklingen eller, hvis vi ikke kan levere tilfredsstillende tjenester via sit net. Afbrydelse af tjenester eller andre kundeserviceproblemer kan ogsa resultere i oget kundeafgang. Oget kundeafgang kan betyde, at vi skal reducere vores omkostninger hurtigt for at bevare vores marginer, og det kan betyde mindre omsaetning, alternativt skal vi oge vores markedsforingsomkostninger i et forsog pa at fastholde eller bringe kunderne tilbage. Der kan ikke gives sikkerhed for, at de forskellige foranstaltninger vi bliver nodt til at traeffe for at opna oget kundeloyalitet, vil medfore en reduktion af kundeafgang.

      Mobilmarkedet er endvidere karakteriseret af hyppige produktudbud samt fremskridt inden for net- og terminalteknologi. Hvis vi ikke vedligeholder eller opgradere vores net og tilbyder kunderne et attraktivt sortiment af produkter og tjenester, vil vi maske ikke vaere i stand til at fastholde kunderne. Hvis konkurrerende mobiloperatorer bliver bedre til at tiltraekke nye kunder, eller tilbyder deres produkter og tjenester til lavere priser, kan det blive vanskeligere for os at fastholde nuvaerende kunder, og akkvisitionsomkostningerne kan derfor stige.

VI KAN FREMOVER BLIVE STILLET OVER FOR BETYDELIGE ANLAEGSINVESTERINGER PRIMAERT TIL NY TEKNOLOGI OG INFRASTRUKTUR, HERUNDER VORES EGNE NET OG IT-SYSTEMER. VI KAN IKKE GARANTERE AT HAVE TILSTRAEKKELIG LIKVIDITET TIL FREMOVER AT FINANSIERE VORES ANLAEGSINVESTERINGSPROGRAMMER ELLER FORTSAETTENDE FORRETNINGER.

      Vores forretning er staerkt kapitalforbrugende og har altid kraevet en betydelig likvid beholdning. Vores anlaegsinvesteringsprogram vil fortsat kraeve betydelige investeringer inden for overskuelig fremtid, herunder den fortsatte udvikling af vores GSM- og UMTS-net, kabel-tv forretningen, vedligeholdelse af backbone-nettet, den fortsatte udrulning af det optiske fibernet, herunder "Fiber to the Neighbourhood" (FTTN), samt investeringer i nye it-systemer til bl.a. kunde- op faktureringssystemer. El-selskaberne forventer at udrulle FTTH til 40 pct., eller omtrent en million, af de danske husstande. Konkurrencestyrelsen har beregnet at det kraever en investering pa DKK 9,5 mia. ([EURO]1.3 mia.) af el-selskaberne. Selvom vi i dag har et optisk fibernet pa mere end 23.000 km, primaert i backbone-nettet, kan konkurrencen fra el-selskaberne presse os til at investere endnu mere i FTTN og FTTH.

      Selvom vores net i dag er avanceret, kan det fremover blive nodvendigt at investere i nye net og ny teknologi, som f.eks. naeste generations net (Next Generation Networks), som maske vil kraeve betydelige anlaegsinvesteringer, og brugen af net kan udvikle sig hurtigere, end det er muligt for os at forudse, hvilket vil kraeve storre anlaegsinvesteringer inden for kortere tidsrammer end forudset. Vi vil maske ikke have ressourcerne til at foretage sadanne investeringer. Omkostningerne til de licenser, der er nodvendige for at drive vores eksisterende net og teknologi, herunder UMTS og det vi matte udvikle fremover, samt omkostningerne og lejeudgifterne forbundet med deres anvendelse, kan blive omfattende. Jf. afsnittet "Risikofaktorer -- 'Der vil maske ikke udvikles et gunstigt marked for UMTS-baserede 3G-tjenester, hvilket vil begraense vores genvinding af omkostningerne til at investere i UMTS-tjenester, UMTS-licenser og UMTS-net, hvilket vil kunne vaesentligt forringe vores driftsresultater " nedenfor. Omfanget af og timingen for vores fremtidige kapitalbehov kan afvige vaesentligt fra vores nuvaerende beregninger som folge af diverse faktorer, hvoraf mange ligger uden for vores kontrol og derfor ikke kan garantere at kunne skabe tilstraekkelige pengestromme fremover til at i modekomme vores behov for anlaegsinvesteringer, fastholde driften eller imodekomme vores ovrige kapitalbehov. Se afsnittet "Drifts- og regnskabsberetning samt forventninger -- Likviditet og kapitalberedskab."

VORES INTERNATIONALE FORRETNINGSAKTIVITETER UDSAETTER VORES INDTJENING FOR VALUTAKURSRISKO SAMT RISIKOEN FOR EN SVINGENDE GLOBAL OKONOMI.

      Omkring 30 pct. af vores nettoomsaetning i 2005 hidrorte fra lande uden for Danmark og euro-omradet, primaert Schweiz, Litauen, Sverige og Norge, hvor vi har forretningsaktiviteter, og hvor der udarbejdes arsregnskaber i andre valutaer end danske kroner og euro. Kursfald pa disse valutaer over for den danske krone vil have en negativ indvirkning pa vaerdien af vores investeringer i de pagaeldende aktiviteter, og det overskud, vi opnar derfra.

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      Vores rapporteringsvaluta er danske kroner. Efter Transaktionerne og udbudet af obligationer i henhold til dette tilbudsdokument vil vi have gaeldsforpligtelser udstedt i US dollar i henhold til obligationerne. Vi er saledes sarbare over for valutakursudsving. Hvis den danske krones vaerdi falder i forhold til US dollar, kan det pavirke vores evne til at betale renter og afdrag pa gaeld, og det kan vaesentligt forringe vores driftsresultat og finansielle stilling.

VI ER UDSAT FOR RENTERISICI.

      Vores traek iht. seniorlaneaftalen er til variabel rente. En rentestigning kan oge vores betalingsforpligtelser og vaesentligt forringe vores driftsresultater og finansielle stilling. Vi vil ogsa vaere udsat for en variabel rente i forbindelse med de variabelt forrentede obligationer (Floating Rate Notes). Vi er ligeledes iht. seniorlaneaftalen forpligtet til at afdaekke en del af vores variabelt forrentede lan. Afdaekning kan blive dyrt at opretholde og vil maske ikke yde tilstraekkelig sikring mod negative udsving i rentesatserne.

DER VIL MASKE IKKE UDVIKLES ET GUNSTIGT MARKED FOR UMTS-BASEREDE 3G-TJENESTER, HVILKET VIL BEGRAENSE TDC'S GENVINDING AF OMKOSTNINGERNE TIL AT INVESTERE I UMTS-TJENESTER, UMTS-LICENSER OG UMTS-NET, HVILKET VIL KUNNE VAESENTLIGT FORRINGE VORES DRIFTSRESULTATER.

      Vores UMTS-baserede 3G-tjenester har kraevet betydelige investeringer i UMTS-tjenester, -licenser og -net. Vi har UMTS-licenser i Danmark, Letland, Litauen og Schweiz. Desuden ejer Polkomtel i Polen og One i Ostrig UMTS-licenser. Vores danske UMTS-licens vil i alt koste omkring DKK 950 mio. ([EURO]127 mio.). Vi har betalt 25 pct. af licensen i 2001 og har efterfolgende betalt 4 afdrag pa hver 7,5 pct. De resterende 45 pct. skal betales med 6 arlige afdrag indtil 2011. Som kraevet i licensbetingelserne kunne TDC ultimo 2004 daekke 30 pct. af den danske befolkning, men skal na op pa 80 pct. daekning med udgangen af 2008, som kan kraeve betydelige investeringer i de kommende ar. Vores danske UMTS-licens udlober 31. oktober 2021. Vores schweiziske licens kostede CHF 50 mio. og udlober med udgangen af 2016. Licensen er betalt. Som kraevet i licensbetingelserne daekkede vi 50 pct. af den schweiziske befolkning ultimo 2004.

      Der findes i dag visse markeder for UMTS. Hvis UMTS imidlertid ikke vinder storre udbredelse eller leverer de forventede fordele, eller hvis vi opnar en mindre procent af den samlede omsaetning end forventet pa UMTS-relaterede 3G-tjenester, er det maske ikke muligt at genvinde de investeringer, der er foretaget i vores UMTS-licenser og UMTS-net. Det samme vil vaere gaeldende, selvom vi folger en strategi om kun at foretage yderligere omfattende investeringer i UMTS, nar det er klart, at UMTS bliver almindeligt udbredt. Det er nodvendigt at videreudvikle UMTS-teknologien for at opna de forventede fordele frem for den nuvaerende GSM-teknologi og konkurrerende mobilbredbandsteknologier. Eftersporgslen efter UMTS-baserede 3G-tjenester udvikler sig maske ikke i det omfang vi forventer. Derfor kan det ikke garanteres, at der udvikles et stort marked for UMTS-tjenester, eller at vi vil kunne opna det onskede salg af UMTS-tjenester. Endvidere kan konkurrence fra WLAN og CDMA/450 MHz have en ugunstig indvirkning pa udbredelsen af UMTS og tilhorende datatjenester. UMTS-markedets vaekst kan ogsa blive truet af substitutionsteknologi sasom WiMAX og WiFi, der tilbyder radio-, tale- og datatransmissionslosninger. Push-to-talk (walkie-talkie) og "instant" (ojeblikkelig) beskedtjenester kan ogsa fremover udgore en trussel for UMTS-markedet. Der er ogsa den risiko, at vores UMTS-kunder vil benytte pakke-koblet transmissionstjenester ("Packet Side"), der har en lav indtjeningsmargin, i stedet for taletransmissionstjenester ("Circuit Side" trafik), der har en hojere indtjeningsmargin, og dermed true lonsomheden ved vores UMTS-forretning.

      Vi er afhaengige af, at applikationsudviklerne udvikler tjenester, der vil stimulere markedseftersporgslen efter 3G-tjenester og vores UMTS-net. Hvis eksterne udbydere af applikationstjenester ikke udvikler disse tjenester, eller forsinkes i deres udvikling af tjenesterne, sa kan vores evne til at generere omsaetning fra vores UMTS-net vaesentlig forringes.

      Markedets eftersporgsel efter vores UMTS-aktiviteter afhaenger ogsa af udbudet fra leverandorer af mobiltelefoner til rimelige priser, teknologisk gennemprovet netudstyr og software med tilstraekkelig funktionalitet og hastighed. Hvis vi ikke kan sikre os sadant udstyr og software, eller hvis der er forsinkelser i leverancer eller funktionelle implementering , vil vores mulighed for at udvikle UMTS-netttet, og kundernes mulighed for at fa adgang til det, blive forringet. Det at udstyret og software er tilgaengeligt, er den nodvendige forudsaetning for eftersporgsel efter disse tjenester.

MARKEDETS ACCEPT AF VORES TJENESTER OVER INTERNETTET, HERUNDER
SELVBETJENINGSPRODUKTER OG E-HANDELSTJENESTER ER STADIG USIKKER.

      Vores internetbaserede tjenester, herunder selvbetjeningsprodukter og e-handel som f.eks. TDC Online, er relativt nye udbud pa telemarkedet. Der er saledes stadig usikkerhed forbundet med markedets eftersporgsel efter, eller lonsomheden af disse produkter og tjenester. Hvis omkostningerne til kundeservice viser sig at vaere hojere end forventet, kan det pavirke vores fremtidige overskudsgrad. Der er endvidere usikkerhed med hensyn til, om og hvor hurtigt de effektiviseringssynergier, der folger af et sadan skift til online-tjenester, vil kunne realiseres.

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UDSTYR OG NET ER SARBARE OVER FOR TERRORANGREB, NATURKATASTROFER,
SIKKERHEDSRISICI OG ANDRE BEGIVENHEDER, DER KAN FORARSAGE NEDBRUD AF VORES TJENESTER OG PAFORE STORE OMKOSTNINGER ELLER TABT INDTJENING. TERRORLOVGIVNING OG MYNDIGHEDSKRAV KAN OGSA PALAEGGE VORES FORRETNINGEN STOR REGULATIV BELASTNING OG OGEDE DRIFTSOMKOSTNINGER.

Vore netvaerks og mobil- og fastnettjenesters praestation, palidelighed og tilgaengelighed er af afgorende betydning for vor evne til at tiltraekke og bibeholde abonnenter. Vore netvaerk og de tjenester vi tilbyder kan komme ud for skade eller afbrydelser som folge af terrorangreb og utallige andre haendelser, inklusiv brand, oversvommelse eller andre naturkatastrofer, stromafbrydelser og udstyrs- eller systemfejl ("storre forstyrrelser"). Vores netvaerk har tidligere vaeret ramt af oversvommelse og storme. Hvis en storre forstyrrelse skulle ramme vores infrastruktur eller en tredjeparts systemer og folgelig resultere i en netvaerks- eller systemfejl hos de af tredjeparten ejede lokale og langdistance netvaerk, som vi er afhaengige af for at fa leveret samtrafik og roaming tjenester til vores abonnenter, kunne det pavirke kvaliteten af vores tjenester eller forarsage midlertidige systemafbrydelser, som kan resultere i kundeutilfredshed, boder og reduceret indtjening. Tilfaelde af netvaerks- eller systemfejl kan ogsa skade vores rygte eller forringe vores evne til at tiltraekke nye kunder, hvilket kan have en negativ indflydelse pa vores forretning, okonomiske forhold og driftsresultat. Der er ingen garanti for, at vores planer for fortsaettelse af driften i tilfaelde af forstyrrelser , netvaerkssikkerhedspolitik, sarbarhedsanalyser, som vi forer sammen med myndighederne, eller vores kontrolaktiviteter vil formindske pavirkningen af eller forhindre en forstyrrelse.

Derudover er vores forretning afhaengig af saerligt avancerede kritiske systemer, inklusiv centraler, switches, andre hoved netvaerkspunkter og vores regningssystem og kundeservice system. Det hardware, som understotter systemerne har til huse relativt fa steder, og hvis der skulle opsta en skade pa en af lokationerne, eller hvis systemerne udvikler andre problemer, kan det have en negativ virkning pa vores forretning.

En vaesentlig del af vores netvaerk er ikke forsikret. I tilfaelde af, at tab som folge af terrorangreb og utallige andre haendelser, inklusiv brand, oversvommelse eller andre naturkatastrofer, stromafbrydelser og udstyrs- eller systemfejl ikke er daekket af en forsikring, har vi muligvis ikke kapital til at foretage de nodvendige reparationer eller udskiftninger.

En betydelig storre regulatorisk byrde for vores forretning foranlediget af terrorisme eller lignende trusler vil foroge vore omkostninger. Som en del af anti-terroraktionsplanen, som blev fremlagt af den danske regering i november 2005, har regeringen foreslaet, at man skal kraeve, at teleoperatorerne benytter eller installerer aflytningsudstyr, der opfanger kommunikation og etablere databaser til obligatorisk opbevaring af trafik, der gar igennem deres netvaerk, for at kunne assistere politiet med at spore terroraktiviteter. Hvis sadanne midler vedtages, er vi muligvis nodt til at foretage yderligere investeringer i teknisk udstyr, og vi kan muligvis folgelig padrage os driftsomkostninger. En sadan regulering foroger vore potentielle data opbevaringsforpligtelser markant, og kraever at vi opbevarer trafikdata langt ud over, hvad vi har brug for i forretningsojemed. Disse krav forventes at skabe vaesentlige udgifter uden nogen mulighed for at fa omkostningerne daekket af de offentlige myndigheder. Se "Risikofaktorer -- Risici vedrorende regulering og retssager"

VI FORVENTER, AT VORES STIGENDE AFHAENGIGHED AF DIGITALISERET
INFORMATIONSTEKNOLOGISYSTEMER UDSAETTER OS FOR RISICI FOR HACKING, PIRATKOPIERING OG SYSTEMFEJL, HVILKET POTENTIELT KUNNE PAVIRKE VORES VIRKSOMHED I NEGATIV RETNING.

Telesektoren er i stigende grad blevet digitaliseret, automatiseret og online, hvilket betyder, at vi i stigende grad er udsat for risici for hacking, piratkopiering og generelle fejl i IT-systemerne. Uventede IT problemer, systemfejl, computervirus eller hackerangreb kan pavirke kvaliteten af vore tjenester og forarsage tjenesteafbrydelser. Risici for netvaerksfejl kan aldrig elimineres fuldstaendigt og forekomsten af sadanne fejl kan reducere omsaetningen og skade vores rygte.

FOR AT KUNNE FORBEDRE VORES RENTABILITET, ER VI NODT TIL AT GENNEMFORE BETYDELIGE REDUKTIONER I DEN EKSISTERENDE ARBEJDSSTYRKE, HVILKET KAN BLIVE MEGET OMKOSTNINGSFULDT OG VANSKELIGT AT GENNEMFORE.

For at kunne opretholde og forbedre rentabiliteten i takt med, at vi oplever fortsat pristryk pga. konkurrence, og for at kunne drage fordel af det omkostningsbesparende potentiale i vores nye selvbetjeningsprodukter, er vi nodt til at foretage en betydelig reduktion i arbejdsstyrken i de kommende ar. En reduktion af arbejdsstyrken kan medfore betydelige omkostninger i forbindelse med fratraedelsesgodtgorelser, hvilket kan pavirke vores indtjening. Mange af vores ansatte i Danmark har tjenestemandspensionsrettigheder og nogle af dem har krav pa fratraedelsesgodtgorelse. Vi mener, at de samlede omkostninger i forbindelse med en reduktion af arbejdsstyrken in 2006 vil belobe sig til DKK 342 millioner ([EURO]45.8 millioner) efter skat. Omkostningerne i forbindelse med en reduktion af arbejdsstyrken kan blive hojere, end vi forventer og kan have en stor indflydelse pa vores rentabilitet.

Derudover er der ikke nogen garanti for, at vi vil vaere i stand til at gennemfore betydelige nedskaering i vores arbejdsstyrke. Selvom der ifolge dansk lovgivning ikke bliver palagt betydelige begraensninger i forbindelse med arbejdsnedskaeringer, og vores fagforeninger ikke har nogen ret til under dansk lovgivning at nedlaegge veto mod

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nedskaeringer i vores arbejdsstyrke, er der ingen sikkerhed for, at en nedskaering i arbejdsstyrken ikke vil fore til strejker, arbejdsnedlaeggelse eller andre faglige aktioner. Vi har indgaet "Borgfredsaftaler" med hver af Dansk Metals teleafdelinger, Lederforeningen i TDC, LTD og AC-organisationerne (samlet kaldet "Borgfredsaftale fagforeningerne"). I disse Borgfredsaftaler har vi accepteret at folge visse proceduremaessige guidelines i forbindelse med gennemforelsen af nedskaeringer i vores arbejdsstyrke, inklusiv at uddanne overtallige medarbejdere, saledes at de vil vaere i stand til at tiltraede anden stilling i TDC under visse betingelser. Borgfredsaftalerne udlober ved udgangen af 2007, men de kan dog opsiges af os eller fagforeningerne med tre maneders varsel i tilfaelde af, at forudsaetningerne for aftalen bortfalder eller aendrer sig.

Vi har ogsa indgaet overenskomster med Borgfredsaftale fagforeningerne vedrorende betingelserne og vilkarene for frivillig afsked af ansatte, som et incitament til at tilskynde frivillig afsked. Disse aftaler kan opsiges af begge parter med to maneders varsel. Hverken reduktionerne i vores arbejdsstyrke eller omfanget af sadanne reduktioner udgor en del af disse aftaler.

Skont vi har indgaet aftaler med disse fagforeninger vedrorende procedurer for nedskaeringer i arbejdsstyrken og betingelser og vilkar for frivillig afsked, er der ingen sikkerhed for, at fagforeningerne ikke vil modsaette sig yderligere nedskaeringer i arbejdsstyrken. Derudover er vi muligvis ikke i stand til at forhandle aftaler med Borgfredsaftale fagforeningerne efter 2007 svarende til Borgfredsaftalerne. Se afsnittet nedenfor "Strejker eller faglige aktioner kan forstyrre driften eller gore det mere omkostningsfuldt at drive vores forretning".

I lobet af de sidste tre ar, har vi gennemfort to generelle fratraedelsesprogrammer: den forste plan daekker perioden 2003 til 2004, og den anden plan daekker 2005. Pa grund af vores internationale kob er det samlet antal ansatte samt antallet af vore internationalt ansatte steget. Vi forventer, at antallet af ansatte vil stige, hvis vi fortsaetter med at foretage kob. I 2005 lykkedes det os at nedskaere antallet af indenlandske fuldtidsansatte fra 14.437 til 13.876. Der er ogsa gennemfort et fratraedelsesprogram for 2006, ifolge hvilken vi forventer at reducere medarbejderstaben med op til 570 medarbejdere. Vi kan ikke garantere, at vi vil vaere i stand til at gennemfore fratraedelsesprogrammer i fremtiden, eller at vores fratraedelsesprogrammer vil vaere tilstraekkelige.

STREJKER ELLER FAGLIGE AKTIONER KAN FORSTYRRE DRIFTEN ELLER GORE DET MERE OMKOSTNINGSFULDT AT DRIVE VORES FORRETNING.

Vi er i fare for strejker eller andre faglige aktioner. Vi vurderer, at mere end 70 pct. af vore ansatte er medlem af en fagforening. Som anfort ovenfor har vi indgaet Borgfredsaftaler med hver af Borgfredsaftale fagforeningerne, som fastlaegger visse proceduremaessige guidelines, der skal folges i forbindelse med gennemforelsen af nedskaeringer i arbejdsstyrken indtil udgangen af 2007. I henhold til Borgfredaftalerne med Dansk Metals teleafdelinger har parterne aftalt at ga i dialog indenfor 24 timer for en umiddelbart forestaende konflikt for at forhindre en faglig aktion. Som anfort ovenfor, har vi ogsa indgaet separate aftaler med hver af Borgfredsaftale fagforeningerne vedrorende betingelserne og vilkarene for frivillig afsked af ansatte, som et incitament til at tilskynde frivillig afsked. Disse aftaler kan opsiges af begge parter med to maneders varsel. Der er ingen garanti for, at Borgfredsaftalerne med Borgfredsaftale fagforeningerne eller vores arbejdsoverenskomster vil forhindre strejker, arbejdsnedlaeggelser eller andre faglige aktioner i fremtiden. Enhver faglig operation vi oplever, kan forstyrre driften, inklusiv reparationstider, muligvis i en laengere periode, resultere i hojere lonninger og goder eller pa anden made have en vaesentlig negativ indvirkning pa vores virksomhed, okonomiske forhold og driftsresultat. Se afsnittet ovenfor "For at kunne forbedre vores rentabilitet, er vi nodt til at gennemfore betydelige reduktioner i den eksisterende arbejdsstyrke, hvilket kan blive meget omkostningsfuldt og vanskeligt at gennemfore".

VI ER AFHAENGIGE AF UDSTYRS- OG SERVICEUDBYDERE, SOM KAN SVIGTE LEVERINGER ELLER UDFASE SINE PRODUKTER ELLER SOGE AT OPKRAEVE PRISER, SOM IKKE ER KONKURRENCEDYGTIGE, HVILKET KAN HAVE EN VAESENTLIG NEGATIV INDVIRKNING PA VORES VIRKSOMHED OG RENTABILITET.

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Pa grund af vores eksisterende netvaerk er vi afhaengige af visse leverandorer til vedligeholdelse og opgradering af saerlige hardware og software platforme, som er blevet branche standard. For eksempel har vores kabel tv forretning foretaget betydelige investeringer i saerlige leverandorers udstyr og software, hvilket gor det vanskeligt for os pa kort sigt at aendre leverandor- og vedligeholdelsesforhold i tilfaelde af, at vores forste leverandor naegter at tilbyde os favorable priser elle ophorer med at producere udstyr eller yde den stotte, som vores telekommunikation og kabel tv netvaerk og systemer kraever. Nogle af vores hovedleverandorer har tidligere ophort med at forsyne os med den hardware, som vi bruger, f.eks. AC4 SDH platformen, og visse supporttjenester, sa som udvikling af features for vores ATM baserede ADSL platforme (uden hvilke vores triple-play produkter er umulige pa sadanne platforme), levering af ADSL liniekort til aeldre DSL platforme og opgraderinger til PSTN platforme.

Ethvert ophor af visse produkter eller tjenester eller undladelse af at opgradere sadanne produkter og tjenester fra vore leverandorers side, enhver okonomisk ustabilitet fra vore leverandorers side eller manglende levering af visse produkter til os fra leverandorens side i henhold til vores leverandorkontrakter kan i fremtiden fore til risiko for:

      * forsinkelser pa opgraderinger og nye produkter og features fra leverandorer, som har indflydelse pa vores produktudviklingsprogrammer,

      * produkter, der udgar, som har indvirkning pa vores udbud af eksisterende produkter,

      * forringet kvalitet af supporttjenester, hvilket pavirker drifts-og kundetjenester.

      * storre ustabilitet vedrorende vores krav til leverandorer, og i lagerbeholdninger, som pavirkes af returneret udstyr fra kunderne, og

      *      folgevirkninger pa vores virksomhed.

Leverandorsvigt, som kan forsinke eller forhindre os i at forsyne kunderne med vores egne produkter og tjenester, kan gore vaesentlig skade pa vores nettoomsaetning. I sadanne tilfaelde, vil vi muligvis ikke vaere i stand til at inddrive penge, som er betalt til disse leverandorer for deres produkter og tjenester eller opna eventuel erstatning i. Derudover kan en prisstigning fra vore leverandorers side skabe en for lille margen. De ovenstaende faktorer kan have en vaesentlig indvirkning pa vores virksomhed, okonomiske forhold og driftsresultat.

Selvom vores leverandorer af udstyr og software i de fleste tilfaelde kan erstattes, kan et leverandorskift betyde, at vi kommer til at opleve vanskeligheder eller forsinkelser pa ydelse af support og vedligeholdelse, nye produkter og opgraderinger og driftstjenester, eller resultere i betydelige omkostningsstigninger, hvilket kan skade vores okonomiske forhold og driftsresultat.

VI ER PART I EN RAEKKE KONTRAKTER MED TREDJEPARTER, SOM INDEHOLDER CHANGE OF CONTROL BESTEMMELSER. HVIS EN ELLER FLERE AF CHANGE OF CONTROL BESTEMMELSERNE PABERABES, KAN DET I VAESENTLIG GRAD SKADE VORES VIRKSOMHED OG RENTABILITET.

Vi har vigtige samarbejdsaftaler og kontrakter med leverandorer og tjenesteudbydere, og har forsikringspolicer, som indeholder change of control bestemmelser. Paberabelse af change of control bestemmelser fra tredjeparts side i visse vigtige kontrakter, kan have en negativ indvirkning pa vores konkurrenceevne og rentabilitet.

Hvis nogen af vore kontraktforhold ophorer, kan vi blive nodt til at indga nye kontrakter pa ringere vilkar. Derudover kan ophor af en eller flere af vores samarbejdsaftaler fore til tab af forretning med visse serviceudbydere, som vi muligvis ikke er i stand til at opretholde via andre uafhaengige service udbydere.

VI ER AFHAENGIGE AF ET MINDRE ANTAL DISTRIBUTORER, DETAILHANDLERE OG SALGSAGENTURER ("MOBILDISTRIBUTORER") TIL AT DISTRIBUERE ELLER SAELGE VORE MOBILPRODUKTER OG TJENESTER TIL SLUTBRUGERNE. VORE MOBILDISTRIBUTORER KAN MULIGVIS OPHORE MED AT DISTRIBUERE VORE MOBILPRODUKTER TIL SLUTBRUGERNE OG HAVE DISTRIBUTIONSAFTALER MED VORE KONKURRENTER.

Vi distribuerer mobilprodukter og tjenester i samarbejde med et mindre antal mobildistributorer. I Danmark er 35% af vores salg distribueret gennem et mindre antal mobildistributorer. I Schweiz er over 40% af vores salg distribueret gennem nogle fa mobildistributorer. I henhold til vores gaeldende aftaler med vores hovedmobildistributorer, kan vore mobildistributorer til enhver tid ophore med at distribuere eller saelge vores produkter. Hvis dette skulle ske, kan vi fa vanskeligheder med at finde nye mobildistributorer, som kan na op pa samme afsaetningsniveau. Desuden har vore mobildistributorer indgaet distributionsaftaler med vore konkurrenter. Distributionsaftalerne med vore konkurrenter kan have en negativ indvirkning pa bruttotilgang af kunder gennem vore distributionsparter, true vores markedsandel og dermed have en vaesentlig negativ indvirkning pa vores okonomiske forhold og driftsresultat. Vore mobildistributorer kan

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muligvis mere aktivt promovere vore konkurrenters produkter og tjenester til skade for os. Hvis det ikke lykkes os at opretholde vore hoveddistributionsforhold, eller vore distributionspartnere af en eller anden arsag ikke formar at fremskaffe tilstraekkeligt med kunder til os kan det have en vaesentlig negativ indflydelse pa vores okonomiske forhold og driftsresultat.

VI ER AFHAENGIGE AF TREDJEPARTSTELEUDBYDERE, SOM VI IKKE HAR NOGEN DIREKTE KONTROL OVER MED HENSYN TIL SAMTRAFIK OG ROAMINGTJENESTER UDENFOR DANMARK.

Vores evne til at yde mobil- og fastnetteletjenester uden for Danmark afhaenger af vores adgang til samtrafik med andre mobil- og fastnetoperatorers telenet og -tjenester, isaer tilhorende vore storste konkurrenter. Udenfor Danmark er vi ogsa afhaengige af tredjepartoperatorer for at kunne levere internationale roamingtjenester til vores mobilkunder. I Schweiz er vi eksempelvis afhaengige af Swisscoms ra kobber for at kunne na et betydeligt antal slutbrugere. Mens vi har samtrafik- og roamingaftaler pa plads med andre operatorer, har vi ingen direkte kontrol over kvaliteten af deres netvaerk og de samtrafik- og roamingtjenester, de leverer. Vanskeligheder eller forsinkelser i samtrafikken med andre netvaerk og tjenester, eller manglende levering af konsekvente driftssikre samtrafiktjenester til os pa fra operatoren, kan fore til tab af kunder eller nedgang i trafikken, hvilket vil kunne reducere vores nettoomsaetning og have en vaesentlig negativ indvirkning pa vores okonomiske forhold og driftsresultat.

Udenfor Danmark er vi afhaengige af adgang til den oprindelige operators faciliteter for at kunne producere pa ra kobber. Hvis den nuvaerende operator ikke giver os adgang til disse faciliteter, eller er langsommere til at give os adgang, end vi forventer, kan vores evne til at gradvist at indfore yderligere access produkter og tiltraekke access kunder blive pavirket negativt.

VORES MINDRETALSAKTIEPOSTER I MOBILBRANCHEN OG DET AT VI KUN EJER 63,4% AF HTCC UDSAETTER OS FOR DARLIGT INFORMERET OG UTILSTRAEKKELIGE LEDELSESBESLUTNINGER, SOM TAGES PA VEGNE AF SELSKABER, SOM VI IKKE HAR FULD KONTROL OVER OG KAN KRAEVE STRATEGISK OG FINANSIEL STOTTE.

Praestationen fra de internationale operatorers side, som vi er mindretalsaktionaerer i, og fra HTCCs side kan afhaenge af ovrige aktionaerers okonomiske eller strategiske stotte. Vi ejer kun 15% af den ostrigske mobiloperator One og 19,6% af den polske mobiloperator Polkomtel (som er ved at blive solgt). Selvom vi ejer en kontrollerende aktiepost i HTCC pa 63,4% af aktiekapitalen, er vi muligvis ikke i stand til at udove fuld kontrol over dets drift. Sadanne internationale operatorer er muligvis afhaengige af strategisk og finansiel stotte fra os og/eller andre aktionaerer. De ovrige aktionaerer kan muligvis ikke vaere i stand til at levere eller ikke vaere villige til at levere de fornodne driftsmaessige, strategiske og okonomiske ressourcer i forbindelse med eksempelvis udbygning af infrastrukturen, omkostningerne ved at opfylde regulatoriske krav eller effektiv marketing, hvilket kan have en betydelig indvirkning pa bade konkurrenceevnen og afkastet af vores investeringer.

TABET AF VIGTIGE IMMATERIELLE RETTIGHEDER, HERUNDER VIGTIGE VAREMAERKER OG DOMAENENAVNE, KAN HAVE EN NEGATIV INDVIRKNING PA VORES KONKURRENCEEVNE.

Nogle af vore immaterielle rettigheder, herunder vore vigtige varemaerker og domaenenavne, som er velkendte indenfor de telemarkeder, hvor vi opererer, er vigtige for vores virksomhed. En betydelig del af vores nettoomsaetning kommer fra produkter og tjenester, som markedsfores under varemaerket TDC eller sunrise. Vi er afhaengige af en kombination af varmaerkelovgivninger, ophavsret og database beskyttelse og, hvor det er passende ogsa af kontraktmaessige forhold for at kunne fastsla og beskytte vore immaterielle rettigheder. Vi er fra tid til anden nodt til at rejse krav over for tredjeparter for at beskytte vore rettigheder, hvilket ikke altid resulterer i en beskyttelse af disse rettigheder.

Udover risikoen for, at en tredjepart vil kraenke vores immaterielle rettigheder, star vi over for risikoen for, at en tredjepart kan fremsaette pastand om, at vi kraenker denne tredjeparts immaterielle rettigheder, inklusiv men ikke begraenset til patentrettigheder. Derfor kan vi muligvis ikke benytte IP-materiale, der er vaesentlige for vores forretningsdrift. Alternativt kan en tredjepart pasta, at en af vores leverandorer kraenker den pagaeldende tredjeparts immaterielle rettigheder og anlaegge sag for at forhindre den pagaeldende leverandor i at forsyne os med produkter eller tjenester, som er vigtige for vores virksomhed.

Vi kan ikke vaere sikre pa, at sogsmal eller andre sagsanlaeg fra vores side for at beskytte vore immaterielle rettigheder vil falde positivt ud, eller at man finder, at de pagaeldende leverandorer ikke har kraenket tredjeparternes immaterielle rettigheder. Selvom vi ikke er bekendt med nogen vigtige kraenkelser af immaterielle rettigheder, som har betydning for vores virksomhed, kan ethvert sogsmal, uanset udfaldet, resultere i betydelige omkostninger og omlaegning af ressourcer og kan have en vaesentlig negativ indvirkning pa vores virksomhed, okonomiske forhold og driftsresultat. Tredjeparts ulovlige brug eller tabet af vigtige immaterielle rettigheder, sasom vore firmanavne og domaenenavne, kan have en

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negativ indvirkning pa vores virksomhed, okonomiske forhold og driftsresultat.
Hvis vi bliver forhindret i at benytte visse produkter og tjenester, eller hvis vi tvinges til at betale en betydelig erstatning eller hojere priser for vigtige produkter eller tjenester som folge af en tredjeparts succesfulde IP-krav, kan det have en vaesentlig negativ indvirkning pa vores virksomhed.

ET TAB AF VIGTIGT PERSONALE(NOGLE PERSONER) KAN HAVE EN VAESENTLIG NEGATIV INDVIRKNING PA VORES VIRKSOMHED.

Vor succes afhaenger i hoj grad af vores overste ledelses kvalifikationer, erfaring og indsats, herunder vores administrerende direktor, Henning Dyremose, som har haft sin stilling siden 1998 og har tidligere vaeret Danmarks finansminister samt vores okonomidirektor, Hans Munk Nielsen, som har haft sin stilling siden 1991. Et tab af en eller flere af medlemmerne af den overste ledelse kan have en vaesentlig negativ indvirkning pa vores virksomhed, driftsresultat og okonomiske forhold. Derudover mener vi, at efterhanden som vores virksomhed udvikler sig og udvides, vil vejen til fremtidig succes afhaenge af vores fortsatte evne til at tiltraekke og bibeholde hojt kvalificerede og uddannede medarbejdere uden forogede lonomkostninger. Vi kan ikke garantere, at vi vil vaere i stand til at fortsaette med at ansaette vigtigt personale, eller at vi vil vaere i stand til at tiltraekke og bibeholde kvalificerede medarbejdere i fremtiden, isaer i lyset af Danmarks arbejdsmarked med meget lav arbejdsloshed. Hvis vi undlader at bibeholde eller tiltraekke sadant vigtigt personale, kan det i vaesentlig grad pavirke vores virksomhed, driftsresultat og okonomiske forhold i negativ retning. Se afsnittet "Ledelse - ansaettelsesaftaler for medlemmer af direktionen".

EN NEDGANG I DE GENERELLE SAMFUNDSOKONOMISKE FORHOLD KAN I VAESENTLIG GRAD PAVIRKE VORES VIRKSOMHED, DE OKONOMISKE FORHOLD OG DRIFTSRESULTAT.

En nedgang i den globale okonomi, den europaeiske okonomi eller i en af de landes okonomier, hvor vi driver virksomhed, kan pavirke vores virksomhed i negativ retning. De okonomiske udsigter pa vores markeder er pa nuvaerende tidspunkt usikre bl.a. pa grund af olieprisstigningerne i 2004 og 2005. Et storre terrorangreb i Europa kan ogsa forarsage en nedgang pa de markeder, hvor vi driver virksomhed. Derudover er nogle danske virksomheder blevet gjort til genstand for en boykot, der relaterer sig til offentliggorelsen af karikaturtegninger i en dansk avis. Hvis denne boykot fortsaetter, kan det muligvis generelt have en skadelig virkning pa den danske okonomi. Hvis dansk forretnings udsigter er forbeholden eller negativ, kan vore kunder forhale eller tilbagekalde investeringer i telesystemer og -tjenester, hvilket kan have en negativ pavirkning pa vores nettoomsaetning og udvikling af nye produkter og tjenester. Enhver nedgang i den okonomiske aktivitet kan generelt betyde en tilbagegang af netvaerkstrafikken og behovet for datalagring.

HVIS VI IKKE IMODEGAR ET STIGENDE KUNDEBEHOV FOR INDHOLDSTJENESTER OG TILPASSER OS DE TEKNOLOGISKE UDVIKLINGER INDEN FOR INDHOLDSDISTRIBUTION, KAN DET IKKE BLOT PAVIRKE STIGNINGEN AF VORES INDHOLDSTJENESTEFORRETNING NEGATIVT, MEN DET KAN OGSA BETYDE EN NEDGANG I MARKEDSANDELEN AF VORE PRODUKTER KOMBINERET MED INDHOLDSELEMENTER.

Vores kabel-tv virksomhed har givet os betydelig erfaring med og adgang til indholdsmarkedet og indholdsdistributionsprodukter En fremtidig succes inden for indholdstjenester vil dog vaere afhaengig af vores evne til at producere eller kobe attraktive programmer, sasom populaere tv-shows, musik og spil og af vores evne til at tilpasse os og vaere forende inden for teknologisk udvikling af brug af indholdsdistribution. Der er ingen garanti for, at vi vil vaere i stand til at kobe populaert indhold i fremtiden. En af vores storste indholdsudbydere inden for kabel-tv konkurrerer med os pa visse TvoIP markeder og har indtil videre afvist at stille indhold til radighed for os pa vores TvoIP produkter til en acceptabel pris. Dette kan i vaesentlig grad pavirke vaeksten i vores TvoIP virksomhed i negativ retning. Desuden oplever telesektoren fremskridt inden for indholdstjenester, idet den teknologiske udvikling i stigende grad gor det muligt for kunderne at modtage indhold, hvornar de end onsker det (f.eks. digitale videooptagere eller time-shift software til PC'er med tv-kort), og hvor de end onsker det (f.eks. MPEG4/H.264-videopodcast til iPods eller andre transportable, digitale medieafspillere eller 3G/DVB-H overforsel til handsaet). Vi star ikke blot over for risikoen for at komme bagud for vore konkurrenter i forhold til indholdsdistributionsteknologi, men ogsa over for risikoen for, at de platforme, applikationer eller teknologi, vi investerer i ikke bliver markedsstandarden. En stigning i indholdstjenester forventes at vaere drevet at en stigning i de indholdsudbydernes kvantitative og kvalitative egenskaber. En sadan kvantitativ og kvalitativ fremgangs specifikke omfang og egenskaber er dog svaer at forudsige pa nuvaerende tidspunkt. Vi er muligvis heller ikke i stand til at modsvare vore konkurrenters kvantitative og kvalitative leveringsevne. Hvis vi derudover ikke kan levere indholdstjenester, kan det give en negativ indflydelse pa salget af vores produkter og tjenester kombineret med indholdselementer, som f.eks. kabel-tv, bredband, triple play og 3G, eller hvor vore konkurrenter har tilfojet kombineret indholdselement..

VORES VIRKSOMHED KAN BLIVE PAVIRKET NEGATIVT AF DE PASTAEDE HELBREDSRISICI VED BRUG AF MOBILTELEFONER OG AF OVRIGE MILJOKRAV.

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Vi er underlagt reguleringer og retningslinier, som vedrorer radiofrekvens udstralinger og andre former for ikke-ioniseret straling. Vi er bevidst om pastande om, at der muligvis er helbredsrisici, inklusive visse former for kraeft, forbundet med sadanne udstralinger fra mobiltelefoner og andre former for mobiltelekommunikationsudstyr.

Europakommissionen har siden 1995 efterforsket disse pastande. Selv om resultatet af undersogelserne har vaeret ufyldestgorende, kan vi ikke garantere, at yderligere medicinsk forskning og undersogelser ikke vil pavise en forbindelse mellem radiofrekvensudstralinger fra mobiltelefoner og helbredsrisici. EU og de danske eller schweiziske myndigheder kunne udvide reguleringen af mobiltelefoner og basestationer som folge af sadanne bekymringer for sundheden. Isaer i Schweiz kan den offentlige bekymring for de pastaede negative helbredsvirkninger, som er relateret til elektromagnetisk straling og strenge schweiziske regler om straling resultere i forogede omkostninger vedrorende GSM og UMTS netvaerk og derved bremse bade fortsaettelsen af vores 2G samt vaeksten af vores 3G mobiltelefonivirksomhed.

Den faktiske eller opfattede risiko i forbindelse med teleudstyr, presserapporter om risici eller retstvister om sadanne risici kan i vaesentlig grad pavirke os negativt via en reduktion af storrelsen eller vaekstraten af vores kundebase, en nedgang i vores ARPU og AMOU, ogede regulatoriske byrder eller betydelige procesomkostninger, og det kan have en negativ indvirkning pa vores okonomiske forhold og driftsresultat.

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Derudover er vi underlagt mange forskellige love og reguleringer vedrorende areal udnyttelse og beskyttelse af miljoet, herunder love omkring opbevaring, styring og bortskaffelse af farlige materialer og oprensning af forurenede arealer. Vi kan padrage os betydelige omkostninger, herunder omkostninger til oprensning, boder, sanktioner og krav fra tredjemand om ejendomsskader og personskader, som folge af overtraedelse af eller forpligtelser ifolge sadanne love og reguleringer. Vi mener dog, at vi i betydelig grad overholder sadanne love og reguleringer

RISICI VEDRORENDE REGULERING OG RETSSAGER

DET REGULATORISKE GRUNDLAG FOR DEN DANSKE TELESEKTOR KAN RESULTERE I HARDERE KONKURRENCE, YDERLIGERE REDUKTIONER I TAKSTERNE OG LAVERE AVANCER FOR VORES VIRKSOMHED. DERUDOVER HAR IT- OG TELESTYRELSEN ( ITST) UDPEGET OS SOM HAVENDE EN STAERK MARKEDSPOSITION (SMP) I DANMARK PA EN RAEKKE DELMARKEDER.

Den danske teleregulering kraever, at vi leverer en bred vifte af produkter til detail- og engrosmarkedet, og gor os til genstand for prisregulering.

EU's ramme regulering . I marts 2002 vedtog EU et antal direktiver, der skulle fremme konkurrencen pa telemarkedet, og direktiverne implementeredes senere i dansk lovgivning i 2003. I overensstemmelse med denne lovgivning, foretager ITST markedsanalyser pa 18 saerskilt specificerede delmarkeder med hensyn til fastnettelefoni, mobiltelefoni, lejede linjer, ubundet adgang, bredband og tv-og radiotransmission. Pa hvert delmarked kan ITST udpege en dominerende teleoperator med en staerk markedsposition pa det pagaeldende delmarked. Safremt der identificeres konkurrencemangler pa et delmarked, hvor en operator er blevet udpeget som havende en staerk markedsposition, kan ITST over for den pagaeldende operator palaegge forpligtelser for at fremme konkurrencen. Pa grossistmarkedet kan sadanne forpligtelser omfatte, at man skal imodekomme enhver rimelig anmodning om samtrafik, ligebehandling, standardtilbud, gennemsigtighed, regnskabsmaessig opdeling, anvende saerlige regnskabsmaessige principper samt metoder til priskontrol. ITST har indtil videre udsendt afgorelser pa 14 ud af 18 delmarkeder. Endelige afgorelser for alle delmarkeder, undtaget for delmarkedet for tv- og radiotransmission, forventes i lobet af forste halvdel af 2006. Indtil markedsanalyser for de relevante delmarkeder er faerdiggjort og ITST har besluttet, om der skal anvendes nye forpligtelser eller om tidligere forpligtelser skal ophaeves, fastholdes den gaeldende regulering for hvert relevant delmarked.

SMP udpegning. Vi er af ITST udpeget som havende en staerk markedsdposition pa naesten alle danske delmarkeder, undtaget marked 15 (engrosmarkedet for mobilaccess) og marked 5 og 6 (detailmarkederne for national og international trafik til erhvervskunder). Som folge af vores SMP-udpegning er vi underlagt yderligere regulatoriske byrder, som sammenfattes nedenfor. Derudover har ITST overvejet, om der skal skabes et yderligere delmarked for kabel-tv-net. Hvis ITST definerer et delmarked for kabel-tv, er det sandsynligt, at vi udpeges til at have en SMP pa markedet for kabel-tv net, og og kan blive forpligtet til at give tredjemand adgang til vores kabelnetvaerk. Der er ingen garanti for, at ITST ikke palaegger os yderligere regulatoriske byrder som folge af vores nuvaerende SMP-status eller udpeger os til at have SMP pa yderligere markeder.

Detailmarkeder. Som folge af vores SMP-status skal storstedelen af vores detailtilbud vedrorende faste kredslob overholde en regel om omkostningsorientering. Som folge heraf skal vi arligt justere priserne pa faste kredslob for at sikre, at de modsvarer de tilsvarende omkostninger samt en mark-up, der er fastsat af reguleringsmyndighederne.

Engrosmarkeder. Pa de engrosmarkeder hvor vi har en staerk markedsposition, bliver de fleste af vores priser reguleret som folge af vores SMP-udpegning. Indtil 2002 blev samtrafikpriser hovedsageligt reguleret pa grundlag af historiske omkostningsanalyser og bedste praksis mod tilsvarende internationale priser. Siden 1. januar 2003 har ITST fastsat de priser, vi tager for koblet samtrafik, samtrafikkapacitet, delt adgang og ULL (ogsa kendt som ra kobber) savel som samhusning. ITST beregner disse priser en gang arligt i overensstemmelse med LRAIC-modellen og vurderer og opdaterer LRAIC-modellen hvert tredje ar. Der blev kun gennemfort sma prisreguleringer i 2004 og 2005. I begyndelsen af 2006 blev LRAIC-modellen aendret, og priserne for ra kobber, koblet samtrafik og samtrafikkapacitet reduceredes betydeligt. Reduktionen kan have en negativ effekt pa vores omsaetning og indtjening. Prisen pa TDC's ovrige samtrafikprodukter er baseret pa historiske omkostninger i henhold til en formel, der er fastsat af ITST. Det er usikkert, hvorledes denne prissaetningsmetode pavirker vores fremtidige priser. Derudover revideredes telekommunikationsloven pr. 1. januar 2006 med deraf folgende aendringer i beregningsprincipperne for afskrivning, amortisering og betaling af rente. Sadanne aendringer vil sandsynligvis medfore prisfald pa bitstromsadgang og faste kredslob. Den aendrede lov giver desuden ITST ogede befojelser til at forlange saerlige betingelser og vilkar for vores samtrafikaftaler.

Beslutningen fra ITST pa delmarkedet for bredbandsadgang kraever, at vi ophorer med vores geografiske differentiering af priser pa bitstromsadgang, medmindre vi ogsa differentierer vores detailpriser pa bredband. Ophor af geografisk prisdifferentiering pa bitstromsadgang vil styrke vores konkurrenter pa fjerntliggende omrader, hvor produktion af bitstromsadgang er meget dyr for os. Alternativt kan vi vaelge at lade den nuvaerende differentiering pa engrospriserne pavirke vores slutbrugerpriser. Beslutningen kraever ogsa, at vi tilbyder bredbandslosninger (bitstromsadgang) pa

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engrosmarkedet uden tvungent
fastnetabonnement, hvilket forbedrer vores konkurrenters muligheder for at tilbyde bredbandslosninger kombineret med IP-telefoni. Vi har anket afgorelsen vedrorende dette marked og enkelte af de ovrige afgorelser til
Teleklagenaevnet.

Myndighederne har meddelt, at de overvejer at gribe ind i prissaetningen af traditionelle fastnetabonnementer for kunder, der ogsa har bredbandsabonnement for at gore noget ved det sakaldte dobbeltdaekningsproblem. Udformningen af et sadant indgreb og dens indvirkning pa TDC's indtjening er uvis.

Pa markedet for terminering af mobilopkald har ITST besluttet, at TDC, TeliaSonera, Sonofon, Tele2 og Hi3G har SMP-status. Prisreguleringen er dog kun blevet indfort for TDC, Sonofon og TeliaSonera, hvis gennemsnitspriser (inklusive opkaldsafgift ) skal reduceres med ca. 35% i lobet af de kommende to ar. Denne beslutning pavirker vores indtjening i negativ retning. Hvis hjemmemarkedet for international roaming ogsa bliver genstand for prisregulering, kan en sadan regulering fa en negativ indflydelse pa TDC Mobils omsaetning og indtjening.

Der er ogsa truffet beslutninger vedrorende fire detail-delmarkeder for telefonitrafik, detailmarkedet for lejede linjer, engrosmarkedet for faste forbindelser, ubundet adgang og delt anvendelse, herunder samhusning, savel som for fast terminering. Ingen af beslutningerne omfatter vaesentlige aendringer i forhold til eksisterende regulering undtagen reguleringer vedrorende udvidet adgang til samhusning og udvidede forpligtelser til at garantere linjekvalitet mod forstyrrelser.

Anti-terror foranstaltninger. Som en del af anti-terroraktionsplanen, som blev fremlagt af den danske regering i november 2005, har regeringen foreslaet en lovaendring, som vil kraeve, at teleoperatorerne benytter eller installere aflytningsudstyr og etablere databaser til obligatorisk opbevaring af trafik, der gar igennem deres netvaerk, for at kunne assistere ordensmagten med at spore terroraktiviteter. Hvis sadanne foranstaltninger vedtages, er vi muligvis nodt til at foretage yderligere investeringer i teknisk udstyr og vi vil muligvis padrage os driftsomkostninger.

EU's forsyningspligtdirektiv (USO). I henhold til EU's forsyningspligtdirektiv og de danske regler om forsyningspligt, som har til formal at sikre, at alle slutbrugere har adgang til visse basale telekommunikationsydelser uanset deres geografiske placering og til en overkommelig pris, har ITST udpeget os til at vaere det forsyningspligtige selskab ("USP") i Danmark. For fastsatte ITST de priser, vi kunne opkraeve hos de danske kunder, der anvender PSTN-services ("USO-kunder") for PSTN-services, men disse prisbegraensninger ophaevedes i slutningen af 2005. Vi star over for den risiko, at ITST beslutter sig for at genindfore et prisloft pa de produkter og ydelser, vi tilbyder vores USO-kunder. Derudover er der usikkerhed om fornyelsen af vores USP-udpegning efter 2007, hvilket kan pavirke vores omsaetning og indtjening.

EU -- regulering af roamingafgifter EU-Kommissionen er i faerd med at overveje nye reguleringer, der har til formal at reducere internationale roamingafgifter. Det er ikke klart, hvad resultatet af sadan reguleringer ville blive, safremt de indfores. Imidlertid kan en sadan regulering have negativ effekt pa TDC Mobil Internationals omsaetning og indtjening.

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VISSE REGULATORISKEFORHOLD I SCHWEIZ KAN HAVE EN VAESENTLIG NEGATIV INDFLYDELSE
PA VORES SCHWEIZISKE VIRKSOMHED.

Foranlediget af en forelobig beslutning fra de schweiziske konkurrencemyndigheder vedrorende misbrug af markedsstyrke fra Swisscom, som er den schweiziske oprindelige operator, reducerede Swisscom i 2005 sine priser for mobilopkaldsterminering, og satte kraftigt pres pa andre schweiziske mobiloperatorer, herunder TDC Switzerland, for at disse ogsa skulle reducere deres priser. De schweiziske konkurrencemyndigheder fortsaetter sin gennemgang af konkurrenceniveauet pa markedet for mobilopkaldsterminering og undersoger i ojeblikket, om schweiziske mobiloperatorer, herunder TDC Switzerland, har en dominerende position, og i givet fald om der sker misbrug af en sadan position. Derfor star TDC Switzerland over for den mulighed, at de schweiziske konkurrencemyndigheder kraever, at Swisscom og/eller TDC Switzerland foretager yderligere prisreduktioner for terminering af mobilopkald. Sadanne prisreduktioner kan, hvis de palaegges TDC Switzerland, have en vaesentlig negativ indflydelse pa vores schweiziske virksomheds indtjening og overskudsgrad. Derudover er der ingen sikkerhed for, at de schweiziske konkurrencemyndigheder ikke palaegger TDC Switzerland en vaesentlig bode, hvis de schweiziske konkurrencemyndigheder beslutter, at TDC Switzerland har en dominerende position pa markedet for mobilopkaldsterminering, og har misbrugt sin position.

Vores schweiziske forretning drager fordel af regulering, som kraever at Swisscom giver adgang til samtrafik pa omkostningsbaserede vilkar og betingelser til andre telekommunikationsudbydere, herunder os. Swisscom har indbragt de af det sweiziske Communication Commisssion ("ComCom") fastsatte samtrafikafgifter for domstolene. I anden halvdel af 2006 er det forventet, at den schweiziske hojesteret vil afsige dom i sagen. Hvis Swisscoms appel far medhold, og hojesteret saledes stadfaester de af Swisscom fastsatte hojere samtrafikafgifter, vil TDC Schwitzerland skulle betale en hojere pris for benyttelsen af Swisscoms fastnetnetvaerk.

Vores forretningsplan og indtjeningsbudget, isaer i relation til forventet salg af bredband og triple play, forudsaetter, at den schweiziske lovgivende magt vedtager en lovgivning, der kraever at schweiziske teleoperatorer abner deres ra kobbernet for andre operatorer. En sadan regulering vil give TDC Switzerland mulighed for at leje netvaerkskapacitet pa Swisscoms ra kobber og fa adgang til Swisscoms kunder. En revideret telekommunikationslov, der foreskriver en sadan abning af ra kobbernetvaerk, blev vedtaget af det schweiziske parlament den 24. marts 2006. En 100 dages afstemningsperiode udlober den 13. juli 2006.. Hvis der ikke foretages nogen afstemning og anordningerne, der implementerer den nye lov er afsluttet, traeder den nye lov i kraft. Selv om det ikke er sandsynligt, er det muligt, at organisationer der er imod loven vil kunne fremtvinge en offentlig afstemning, hvilket yderligere vil forsinke vedtagelsen af loven med minimum et ar, og det kan potentielt medfore, at lovgivningen forhindres. Nar loven er vedtaget, kan andre interessenter forsoge at forhindre, bremse eller forsinke adgang til de ra kobbernetvaerk gennem andre foranstaltninger. Hvis betingelser og vilkar for ra kobbernet ikke fastsaettes og handhaeves pa fordelagtig vis, kan vi blive nodt til at tilpasse vores forretningsplan og indtjeningsbudget.

LICENSER TIL NOGLETEKNOLOGIER, DER ER GRUNDLAGET FOR VORESTJENESTEUDBUD, HAR TID BEGRAENSEDE VILKAR, OG MANGLENDE FORNYELSE AF DISSE LICENSER VED UDLOB ELLER VORES MANGLENDE EVNE TIL AT OPNA NYE LICENSER TIL NYE TEKNOLOGIER KAN PAVIRKE VORES VIRKSOMHED I NEGATIV RETNING.

ITST har givet os licens til at levere mobile teleservices i Danmark og via den schweiziske tilsynsmyndighed at levere mobile teleservices i Schweiz. Vi har for eksempel UMTS-licenser til at levere 3G-services i Danmark og Schweiz, tre GSM-licenser i Danmark (herunder henholdsvis licenser til DCS 1800, DC56 og
GSM) og en GSM-licens i Schweiz. Vores danske og schweiziske UMTS-licenser gaelder til henholdsvis 31. oktober 2021 og 31. december 2016. Vores danske GSM-licenser gaelder til henholdsvis 12. juni 2007, 1. januar 2011 og 1. marts 2012, og vores schweiziske GSM-licens gaelder indtil 31. maj 2008. Der er ingen sikkerhed for, at ITST eller den schweiziske tilsynsmyndighed ikke traekker vores nuvaerende licenser tilbage, hvis vi ikke kan opfylde licensbetingelserne, herunder opna tilsynsmyndighedens samtykke, safremt der sker et ejerskifte (change of control). Efter de respektive udlobsdatoer skal vi igen ansoge om en ny dansk UMTS-licens og nye schweiziske GSM- og UMTS-licenser. Der er ingen sikkerhed for, at en ansogning om fornyelse af en sadan licens vil lykkes. De tre danske GSM-licenser forlaenges automatisk for perioder pa 10 ar, medmindre ITST efter eget skon udsender afgorelse om ikke at forlaenge sadanne licenser, hvilken afgorelse skal traeffes et ar inden den planlagte udlobsdato. I tilfaelde af, at vi ikke er i stand til at forny en licens eller opna en ny licens pa en teknologi, der er vaesentlig for tilvejebringelsen af vores servicetilbud, kan vi blive tvunget til at ophore med at bruge den teknologi, og vores okonomiske forhold og driftsresultat kan pavirkes vaesentligt i negativ retning.

VI STAR OVER FOR FORSKELLIGE RISICI VEDR. RETSSAGER OG KOMMERCIELLE TVISTER, DER I VAESENTLIG GRAD KAN PAVIRKE VORES DRIFTSRESULTAT I NEGATIV RETNING.

De bor gennemga ["Forretning -- Retssager"], der giver et resume over vaesentlige retssager og undersogelser, som bor overvejes grundigt, for der tages beslutning om investering i obligationerne. Sadanne retssager eller undersogelser kan i

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vaesentlig grad pavirke vores virksomhed, okonomiske forhold, driftsresultat i negativ retning eller pa anden made aflede opmaerksomheden fra ledelsen.

I henhold til aendringer i kontrolbestemmelserne i Polkomtels vedtaegter og aktionaeroverenskomsten mellem Polkomtels aktionaerer som folge af vores nylige ejerskifte (change of control), skal TDC tilbyde at saelge sin ejerandel pa 19,6% til Polkomtels ovrige aktionaerer. I februar 2006 tilbod TDC sine aktier til en pris pa EUR 214,04 pr. aktie. Den 10. marts 2006 indgik de polske aktionaerer i Polkomtel aftale med TDC, hvorved de polske aktionaerer- under forudsaetning af visse betingelser, herunder udfaldet af retssagen med Vodafone som nedenfor beskrevet -- accepterede at udnytte deres ret til at kobe deres forholdsmaessige andel af 14,8% af aktiekapitalen i Polkomtel til en samlet pris pa EUR 650,5 millioner. TDC's resterende aktiepost i Polkomtel, 4,8%, er blevet tilbudt Vodafone, den eneste aktionaer i Polkomtel, som ikke har indgaet en kobsaftale med TDC. Vodafone har gjort gaeldende, at tilbudsproceduren er ugyldig, og at den af TDC fastsatte tilbudspris ikke afspejler markedsvaerdien af Polkomtels aktier. Vodafone haevder endvidere, at den pris, hvortil TDC's aktier i Polkomtel skal tilbydes til salg til Vodafone og de andre aktionaerer, skal fastsaettes ved voldgift. Der verserer retssager i de polske domstole og International Arbitral Center i Wien. Pa Vodafones begaering har den lokale ret i Warzawa i Polen udstedt et forbud, der forhindrer TDC i at overfore sine aktier i Polkomtel. Vodafone har anlagt voldgiftssag mod TDC. Hvis udfaldet af disse retssager gar imod TDC, kan TDC blive nodt til at saelge sine aktier i Polkomtel for mindre end EUR 214.04 pr. aktie. Selv om udfaldet er til fordel for TDC, forlaenger disse retssager salget af Polkomtel-aktier og TDC's modtagelse af provenuet

Pa den ekstraordinaere generalforsamling afholdt den 28. februar 2006, foreslog Koberen, at TDC skulle soge at afnotere sine aktier og ADS'er fra henholdsvis Kobenhavns Fondsbors og fra NYSE, og dernaest soge at afmelde alle vaerdipapirer fra U.S. Exchange Act. Koberen foreslog endvidere, at der indsattes en ny bestemmelse i TDC's vedtaegter, der tillod tvungen indlosning af minoritetsaktionaerers aktier. Disse forslag opnaede en stemmeandel pa over 90% af TDC's aktiekapital, der var til stede pa den ekstraordinaere generalforsamling, og sadanne vedtagelser erklaeredes godkendt af den ekstraordinaere generalforsamling. Dernaest afgjorde Erhvervs- og Selskabsstyrelsen (E&S), at man ikke ville registrere de nye vedtaegter. Endvidere har ATP, som er en dansk pensionsfond, der ejer 5,5% af aktierne i TDC, indgivet staevning mod savel TDC som Kober til Kobenhavns Byret (og staevningen er overgivet til Ostre Landsret) med pastand om den manglende gyldighed af indlosningsbestemmelserne i vedtaegterne og bemyndigelsen til at afnotere fra Kobenhavns Fondsbors og NYSE som meddelt pa den ekstraordinaere generalforsamling. Den 5. april meddelte TDC og Kober, at man ville have E&S' afgorelse provet ved de danske domstole. TDC fortsatte med at afnotere sine ADS'er fra NYSE; denne afnotering skete den 19. april 2006. Hvis ATP far medhold i retssagen, vil vi ikke kunne fortsaette med tvangsindlosningen. I retssagen, som ATP har anlagt mod Koberen og TDC, som anfort ovenfor, har ATP forbeholdt sig retten til at gore indsigelser mod de bemyndigelser, der er forelagt til vedtagelse pa TDC's arlige generalforsamling den 26. april 2006, som vaerende ulovlige, isaer bemyndigelserne (i) til at udstede warrants til ledelsen og andre og (ii) at tilbagekobe aktier. I ovrigt gor ATP gaeldende at referencedatoen vedrorende deres indlosningskurs kun skal fastlaegges, safremt indlosningen rent faktisk gennemfores. Endelig gor ATP gaeldende, at Koberne skal betale renter af indlosningskursen. TDC og Koberen har endnu ikke svaret pa disse pastande fremsat af ATP.

RISICI VEDRORENDE VORES GAELDSFORPLIGTELSER OG VORES OPBYGNING

VORES HOJE GEARING OG GAELDSFORPLIGTELSER KAN I VAESENTLIG GRAD PAVIRKE VORES VIRKSOMHED, OKONOMISKE FORHOLD OG DRIFTSRESULTAT I NEGATIV RETNING SAMT AFSKAERE OS FRA AT OPFYLDE VORES FORPLIGTELSER I HENHOLD TIL OBLIGATIONERNE.

Efter Transaktionerne er vi hojt gearet og har betydelige gaeldsforpligtelser. Pr. 31. december 2005 og efter at have givet proformaeffekt til Transaktionerne ville vi have haft en gaeld pa ca. DKK 76.395 mio. (EUR 10.240 mio.), hvoraf DKK 48.538 mio. (EUR 6.506 mio.) ville vaere en langfristet gaeldsforpligtelse i henhold til Seniorlaneaftalen og DKK 15.145 (EUR 2.031 mio.) ville vaere gaeldsforpligtelse i henhold til obligationerne. Som indehaver af vores obligationer kan vores hoje gearing have vaesentlige konsekvenser for Dem. Vores betydelige gearing frembyder en risiko pa disse punkter:

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      *      vores sarbarhed over for tilbagegang for vores virksomhed eller i okonomiske eller brancheforhold vil blive oget;

      * vores evne til at opna yderligere finansiering til at finansiere fremtidig anlaegsinvesteringer, forretningsmuligheder og ovrige driftsmaessige krav vil blive begraenset;

      * vi har muligvis et meget hojere gaeldsniveau end visse af vores konkurrenter, hvilket kan give os en konkurrencemaessig ulempe og gore det vanskeligt for os at forfolge vores forretningsstrategi og sikre, at vores virksomhed vokser i overensstemmelse med vores strategi;

      * en vaesentlig del af vores likviditet fra driften skal afsaettes til betaling af hovedstol og rente pa vores gaeldsforpligtelser, hvilket betyder, at likviditeten ikke er til radighed til finansiering af vores drift, anlaegsinvesteringer eller andre driftsmaessige formal, og

      * vores fleksibilitet med hensyn til planlaegning eller reaktion pa aendringer i vores virksomhed, det konkurrencemaessige miljo og branchen vi arbejder i vil blive begraenset.

      Alle disse eller andre konsekvenser eller begivenheder kan have en vaesentlig negativ indvirkning pa vores mulighed for at opfylde vores gaeldsforpligtelser, herunder pa obligationerne.

      Derudover kan vi padrage os betydelige gaeldsforpligtelser fremover, som strukturelt kan vaere foranstaende i forhold til obligationerne eller kan forfalde til betaling for obligationerne. Betingelserne i Kontrakten og Seniorlaneaftalen og i Bridge-laneaftalen begraenser os fra at stifte yderligere gaeldsforpligtelser, men forbyder os ikke dette. Padragelse af yderligere gaeldsforpligtelser vil oge risiciene i relation til gearingen som beskrevet i dette tilbudsdokument. Det er muligt, at vi ikke kan opna tilstraekkelig finansiering til kob af den resterende minoritetsaktiebeholdning i TDC. Se "Risikofaktorer -- Det er muligt, at Kober ikke vil vaere i stand til at skaffe de nodvendige midler til kob af yderligere TDC-aktier, og kursen ved tvangsindlosning kan vaere usikker".

VI HAR BEHOV FOR ET BETYDELIGT KONTANTBELOB FOR AT BETALE RENTER OG AFDRAG PA VORES GAELD. VORES EVNE TIL AT SKAFFE TILSTRAEKKELIGE LIKVIDE BEHOLDNINGER AFHAENGER AF MANGE FAKTORER, VI IKKE HAR KONTROL OVER.

      Vores evne til at foretage betalinger pa og refinansiere vores gaeld og finansiere driftskapital og anlaegsinvesteringer afhaenger af vores fremtidige driftsresultat og evne til at fremskaffe tilstraekkeligt med likviditet. Dette afhaenger i et vist omfang af generelle samfundsokonomiske, finansielle, konkurrencemaessige, markedsmaessige, lovmaessige, regulatoriske og andre faktorer, hvoraf vi ikke kontrollerer mange af disse, savel som de andre faktorer, der gores rede for i afsnittet "Risikofaktorer" og andre steder i dette tilbudsdokument. Vi kan ikke sikre Dem, at vores virksomhed frembringer tilstraekkelige likvider fra driften eller at fremtidig gaeld og finansiering af egenkapital er til radighed for os i et omfang, der gor os i stand til at betale vores gaeld efterhanden som den forfalder, herunder obligationerne, eller at finansiere andre likviditetsbehov. Se afsnittet "Drifts- og regnskabsberetning samt forventninger" for en redegorelse af vores pengestromme og likviditet. Hvis vores fremtidige likviditet fra driften og andre kapitalressourcer (herunder lan i henhold til Seniorlaneaftalerne) er utilstraekkelige til at betale vores forpligtelser efterhanden som de forfalder eller finansiere vores likviditetsbehov, kan vi blive tvunget til at:

      * indskraenke eller udsaette vores erhvervsmaessige aktivitet og anlaegsinvesteringer;

      *      saelge aktiver;

      *      optage yderligere gaeld eller ordinaer aktiekapital; eller

      * omstrukturere eller refinansiere al eller en del af vores gaeld, herunder obligationerne, nar eller for de forfalder.

      Vi kan ikke sikre, at vi er i stand til at gennemfore nogle af disse alternativer i tide eller pa tilfredsstillende vilkar, om overhovedet. Derudover begraenser betingelserne pa vores gaeld, herunder obligationerne, Seniorlaneaftalerne og Bridge-laneaftalerne, ligesom fremtidig gaeld vil kunne begraense, vores evne til at forfolge nogle af disse alternativer.

VI ER UNDERLAGT BETYDELIGE RESTRIKTIVE GAELDSFORPLIGTELSER, SOM BEGRAENSER VORES FLEKSIBILITET MED HENSYN TIL AT DRIVE VIRKSOMHED.

Seniorlaneaftalerne, Kontrakten og Bridge-laneaftalerne indeholder forpligtelser, der vaesentligt begraenser vores evne til blandt andet at:

      *      patage os eller garantere for yderligere gaeldsforpligtelser;

      * betale udbytte eller foretage andre udlodninger eller tilbagekobe eller indlose vores vaerdipapirer;

      *      foretage investeringer eller andre begraensede betalinger;

      *      stifte pant;

      *      indga visse transaktioner med associerede selskaber;

      * indga aftaler, der begraenser vores klausulerede datterselskabers evne til at udbetale udbytte, og

      * sammenlaegge, fusionere eller saelge alle eller storstedelen af vores aktiver.

      Disse forpligtelser kan begraense vores evne til at finansiere vores fremtidige drift og kapitalbehov og vores evne til at forfolge opkob, investeringer og andre forretningsmaessige aktiviteter, som kan vaere af interesse for os. Vores virksomheds historie byder pa ekspansion igennem i forste omgang minoritetsinvesteringer, og det er muligt, at vi ikke kan fortsaette denne strategi.

      Seniorlaneaftalerne kraever ogsa, at vi opretholder naermere angivne okonomiske nogletal og opfylder naermere angivne okonomiske tests. Vores evne til at opfylde disse okonomiske nogletal og tests kan pavirkes af begivenheder, vi ikke er herre over, og som folge deraf kan vi ikke sikre, at vi bliver i stand til at opfylde disse nogletal og tests. Hvis der sker misligholdelse af Seniorlaneaftalerne eller Bridge-laneaftalerne eller visse andre misligholdelser i henhold til andre aftaler, kan langiverne opsige deres engagement (i tilfaelde af den revolverende kreditfacilitet) og erklaere, at alle belob, der skyldes til dem, er forfaldne til betaling. Desuden, vil en misligholdelse af Kontrakten medfore kombineret misligholdelse (cross default) af Seniorlaneaftalerne og Bridge-laneaftalen. Lantagning i henhold til andre gaeldsbreve, der indeholder bestemmelser om kombineret fremskyndelse (cross acceleration) eller kombineret misligholdelse, kan ogsa fremskyndes og forfalde til betaling i sadanne tilfaelde. Vi kan muligvis vaere ude af stand til at betale disse gaeldsposter i sadanne tilfaelde.

DET ER MULIGT, AT KOBER IKKE VIL VAERE I STAND TIL AT SKAFFE DE NODVENDIGE MIDLER TIL KOB AF YDERLIGERE TDC-AKTIER, OG KURSEN VED TVANGSINDLOSNING KAN VAERE USIKKER.

      Vi har ikke i ojeblikket sikre midler til kob af yderligere TDC-aktier, ud over hvad der resterer i henhold til Bridge-laneaftalen, som udlober den 30. maj 2006. Efter det ekstraordinaere udbytte ("Debt Pushdown") vil der ikke i henhold til Seniorlaneaftalen blive stillet yderligere langfristede banklan med fast afdragsprofil (term loans) til radighed for Kober (hverken gennem kapitaltilforsel til Kober fra Udstederen eller pa anden vis) med henblik pa kob af yderligere aktier i TDC. Der kan ikke af Udstederen traekkes pa Den Revolverende Kredit Facilitet til dette formal. De resterende lanemuligheder i henhold til Bridge-laneaftalen til kob af yderligere aktier i TDC udlober den
30. maj 2006. Aktionaererne i Udstederen har ingen forpligtelse til at indskyde yderligere kapital i Udstederen med henblik pa finansiering af kob af yderligere TDC-aktier. Finansieringen med henblik pa kob af yderligere aktiekapital er saledes ikke endeligt pa plads, og der er en risiko for, at der ikke vil kunne tilvejebringes ny finansiering pa attraktive vilkar eller overhovedet, eller at en sadan ny finansiering kan have en negativ indvirkning pa Udstederens kreditvaerdighed.

      Vi afbrod tvangsindlosningen af minoritetsaktier efter E&S' beslutning om ikke at registrere de vedtaegter, som gav Kober ret til at erhverve de ovrige TDC-aktionaerers aktier ved tvangsindlosning. Kober og TDC har besluttet at gore indsigelse imod den beslutning. Der kan imidlertid ikke gives nogen forsikring om, at vi vil fa medhold i indsigelsen, eller hvad konsekvensen af et eventuelt medhold vil vaere. Det kan ikke udelukkes, at vi pa trods af protest fra vores side vil skulle fuldfore tvangsindlosningen til en hojere kurs, idet alle aktionaerer har ret til at fa en vurderingsmands vaerdiansaettelse af aktier erhvervet gennem en sadan tvangsindlosning. Vi mener, at en eventuel sadan vaerdiansaettelse bor fastsaette vaerdien af TDC-aktier per 5. marts 2006, som er den dato, hvor Kober ivaerksatte tvangsindlosningen. Der kan dog ikke gives nogen forsikring om, at den pris, som Kober skal betale i en tvangsindlosningssituation, ikke af retten eller en vurderingsmand vil blive sat hojere end DKK 382 pr. aktie (korrigeret for eventuel udbetaling af udbytte eller andre udlodninger foretaget efter ivaerksaettelsen af tvangsindlosningen). Vi kan heller ikke udelukke, at vi vil blive nodt til at gennemfore tvangsindlosningen, selv om det ikke skulle lykkes os at fa finansieringen af yderligere aktiekob pa plads. Vi har ikke i ojeblikket sikker finansiering til gennemforelse af tvangsindlosningen, ud over hvad der resterer i henhold til Bridge-laneaftalen. Det er usandsynligt, at en eventuel retssag omkring tvangsindlosningen vil kunne afsluttes for udlobet af Bridge-laneaftalen. Endvidere har aktionaererne i Udstederen ingen forpligtelse til at bidrage med kapital til Udstederen eller Kober med henblik pa gennemforelse af tvangsindlosningen.

Bade Seniorlaneaftalen og Bridge-laneaftalen, savel som forpligtelserne i obligationerne, begraenser Udstederens muligheder for yderligere gaeldsoptagelse, hvilket kan gore det vanskeligere at skaffe supplerende finansiering. Det er muligt, at vi -- hvis vi matte beslutte os for, eller matte blive palagt, at kobe yderligere TDC-Aktier -- vil blive nodt til at refinansiere vores nuvaerende gaeldsforpligtelser eller opna langiversamtykke for at kunne skaffe de nodvendige midler, og det er ikke sikkert, at dette vil kunne lykkes.

......
                                      155

                                KAPITALISERING

      Nedenstaende tabel viser Udsteders finansiering pa koncernniveau pr. 31. december 2005 pa proformabasis efter Transaktionernes gennemforelse pa grundlag af en 88,2 pct. andel af TDC's aktiekapital. Tabellen skal laeses i sammenhaeng med "Use of proceeds" [ikke oversat til dansk], "The Acquisition and Related Financing" [delvist oversat til dansk, se "Erhvervelsen og relateret finansiering"], "Ikke-reviderede sammenlagte proforma regnskaber" og "Drifts-og regnskabsberetning samt forventninger" og koncernregnskabet samt noter til koncernregnskabet, der er medtaget andetsteds i dette tilbudsdokument.

                                                                    UDSTEDER
                                                            IKKE-REVIDEREDE PROFORMA
                                                                  PR. 31. DECEMBER
                                                                      2005 (1)
                                                                --------------------
                                                                 [EURO]       DKK
                                                               ---------   ---------
                                                                     (I MIO.)
Bruttogaeld:
  Seniorlaneaftale:
    Term lanefaciliteter: (2)
      Term A-facilitet...................................         1.576      11.758
      Term B-facilitet...................................         2.465      18.390
      Term C-facilitet...................................         2.465      18.390
Revolverende kreditfacilitet (3).........................           --         --
                                                               ---------   ---------
SENIORLANEAFTALE I ALT...................................         6.506      48.538

  TDC A/S EMTN obligationer
    5,000 pct. EMTN med forfald i juli 2008..............           194       1.447
    1,280 pct. EMTN med forfald i juli 2008..............            22         164
    5,625 pct. EMTN med forfald i februar 2009...........           345       2.574
    6,500 pct. EMTN med forfald i april 2012.............           724       5.401
  Anden gaeld for TDC A/S eller dattervirksomheder (4)...           419       3.126
                                                               ---------   ---------
TDC OG DATTERSELSKABERS GAELD I ALT                               1.704      12.712
SENIORLAN I ALT (5)......................................         8.210      61.250

  Udstedte obligationer (6)..............................         2.031      15.145

BRUTTOGAELD I ALT (7)....................................        10.240      76.395
                                                               ---------   ---------
  Ikke-amortiserede udstedelsesomkostninger,
    kurstab og praemie...................................          (431)     (3.216)
                                                               ---------   ---------

GAELD I ALT (8)..........................................         9.809      73.179
                                                               ---------   ---------
Finansiering af aktionaerer:
- heraf vedrorende Udsteder..............................         2.181      16.271
- heraf vedrorende Minoritetsinteresser..................            54         404
                                                               ---------   ---------
    KAPITALISERING I ALT.................................        12.044      89.854
                                                               =========   =========

-------------------
(1) Belobene er omregnet til kurs [EURO] 1,00 = DKK 7,4605, der er balancedagens kurs anvendt i koncernregnskabet for 2005. Kapitaliseringen er konsolideret og omfatter derfor HTCC, et ikke-klausuleret datterselskab.

(2) Forudsaetter indfrielse den 24. april 2006 af TDC's 5,875 pct. EMTN obligationer med forfald i april 2006 med traek i henhold til Seniorlaneaftalen. Yderligere [EURO] 250 mio. er tilgaengelige indtil 30. juli 2006 til brug for finansiering af tilbagekob af EMTN obligationer.

(3) TDC har revolverende kreditfaciliteter pa [EURO] 700 mio., der er til radighed under Seniorlaneaftalen.

(4) Omfatter prioritetsgaeld pa [EURO] 119 mio. (DKK 886 mio.) og andre lan pa [EURO] 300 mio. (DKK 2.240 mio.), der ikke refinansieres i Transaktionerne og gaeld i HTCC, der vil blive et ikke klausuleret datterselskab.

(5) Udgor gaeld, der strukturelt og kontraktmaessigt star foran obligationerne og Bridge-laneaftalen.

(6)   Udgor euro aekvivalent til obligationer udstedt i euro og dollar.

(7) Yderligere [EURO] 269 mio. forbliver tilgaengelige indtil 30. maj 2006 i henhold til Bridge-laneaftalen.

(8)   Omfatter proforma kortfristet gaeld pa [EURO] 31 mio. (DKK 235 mio.).

UDVALGTE HISTORISKE REGNSKABSOPLYSNINGER OG OVRIGE DATA FOR TDC KONCERNEN

      Folgende udvalgte historiske IFRS regnskabsoplysninger for TDC pr. 31. december for regnskabsarene 2004 og 2005 stammer fra TDC's reviderede arsregnskaber med tilhorende noter, som er aflagt efter IFRS og er medtaget andetsteds i dette tilbudsdokument. TDC har ikke aflagt reviderede arsregnskaber efter IFRS for perioder for 2004. Der er ogsa medtaget udvalgte historiske hoved- og nogletal under dansk GAAP for TDC for regnskabsarene 2001, 2002, 2003 og 2004. De ikke-reviderede regnskabsoplysninger aflagt under dansk GAAP for regnskabsaret 2001 er udledt fra TDC's Arsrapport pa Form 20-F for 2004. Regnskabsoplysningerne for regnskabsarene 2002, 2003 og 2004 er udledt fra TDC's tidligere reviderede arsregnskaber aflagt efter dansk GAAP som indsendt til Securities and Exchange Commission i TDC's Arsrapport pa Formular 20-F for 2004.

      TDC's historiske koncernregnskaber er udarbejdet i danske kroner og efter enten IFRS eller dansk GAAP, som pa visse vaesentlige punkter er forskellig fra US GAAP. De vaesentligste forskelle mellem dansk GAAP og IFRS vedrorende TDC er beskrevet i note 1 til TDC's koncernregnskab. De vaesentligste forskelle mellem US GAAP og IFRS vedrorende TDC er beskrevet i note 34 til TDC's koncernregnskab.

      Disse udvalgte regnskabsoplysninger bor laeses sammen med afsnittet "Drifts- og regnskabsberetning samt forventninger" og IFRS koncernregnskaberne med tilhorende noter og andre finansielle data indeholdt andetsteds i dette tilbudsdokument, samt koncernregnskabet med tilhorende noter aflagt under dansk GAAP som indeholdt i TDC's Arsrapport pa Form 20-F for 2004.

                                                                                          PR. 31. DECEMBER
                                                                            -------------------------------------------
                                                                                 2004           2005          2005
                                                                            -------------  -------------  -------------
                                                                               (I DKK MIO., UNDTAGEN        (I [EURO]
                                                                                     NOGLETAL)            MIO., UNDTAGEN
                                                                                                             NOGLETAL)

TDC'S REGNSKABSOPLYSNINGER (IFRS)
RESULTATOPGORELSE (REVIDERET)
Omsaetning................................................................       42.339         46.588          6.245
                                                                            -------------  -------------  -------------
Resultat for afskrivninger, amortiseringer og saerlige poster.............       11.996         13.003          1.743
Afskrivninger, amortiseringer og nedskrivninger...........................       (6.661)        (6.790)          (910)
                                                                            -------------  -------------  -------------
Resultat af primaer drift for saerlige poster.............................        5.335          6.213            833
Saerlige poster (1).......................................................          385           (968)          (130)
                                                                            -------------  -------------  -------------
Resultat af primaer drift inklusive saerlige poster.......................        5.720          5.245            703
Resultat af associerede virksomheder......................................        5.632            334             45
Finansielle poster (2)....................................................         (716)        (1.056)          (142)
                                                                            -------------  -------------  -------------
Resultat for skat.........................................................       10.636          4.523            606
Skat......................................................................       (1.041)        (1.026)          (138)
                                                                            -------------  -------------  -------------
Resultat af fortsaettende aktiviteter.....................................        9.595          3.497            469
Resultat af ophorte aktiviteter, efter skat...............................          315          3.953            530
                                                                            -------------  -------------  -------------
Arets resultat............................................................        9.910          7.450            999
                                                                            =============  =============  =============
BALANCEN PR. 31. DECEMBER (REVIDERET)
Aktiver I alt.............................................................       90.264         93.524         12.536
Egenkapital I alt.........................................................       38.850         43.795          5.870

PENGESTROMSOPGORELSE (REVIDERET)
Pengestromme fra driftsaktiviteter i alt..................................       11.084          8.691          1.165
Pengestromme (anvendt til) / fra investeringsaktiviteter i alt............        2.889         (1.226)          (164)
Pengestromme (anvendt til) / fra finansieringsaktiviteter i alt...........      (12.573)        (4.229)          (567)
                                                                            -------------  -------------  -------------
AEndring i likvider.......................................................        1.400          3.236            434
                                                                            =============  =============  =============
OVRIGE REGNSKABSMAESSIGE OPLYSNINGER (IKKE-REVIDERET)
Bruttogaeld (3)...........................................................       30.975         30.736          4.120
EBITDA for saerlige poster (4)............................................       11.996         13.003          1.743
EBITDA-margin (5).........................................................         28,3           27,9           27,9
                                                                                   pct.           pct.           pct.
Anlaegsinvesteringer (6)..................................................        5.148          5.624            754
Anlaegsinvesteringer/omsaetning (7).......................................         12,2           12,1           12,1
                                                                                   pct.           pct.           pct.
Korrigeret anlaegsinvesteringer/omsaetning (7)............................         14,5           14,3           14,3
                                                                                   pct.           pct.           pct.
AEndring i driftskapital (8)..............................................        1.212           (527)           (71)

-------------------
(1) Saerlige poster omfatter vaesentlige belob, som ikke kan henfores til den normale drift, herunder eksempelvis storre gevinster og tab ved afhaendelse af dattervirksomheder, saerlige nedskrivninger for vaerdiforringelse samt omkostninger til omstruktureringer m.v. Poster af lignende karakter for de ikke-konsoliderede virksomheder indgar under henholdsvis resultat af associerede virksomheder og resultat af ophorte aktiviteter. I 2005 omfattede saerlige poster udelukkende omstruktureringsomkostninger og udgjorde DKK (968) mio. ([EURO] (130) mio.) for skat og DKK (817) mio. ([EURO] (110) mio.) efter skat. Disse vedrorte isaer fratraedelsesprogrammerne i den danske forretning samt omkostninger til finansielle og juridiske radgivere i forbindelse med Transaktionerne. I 2004 udgjorde saerlige poster DKK 385 mio. ([EURO] 52 mio.) for skat og DKK 741 mio. ([EURO] 99 mio.) efter skat. Fortjeneste ved frasalg af storre virksomheder udgjorde DKK 943 mio. ([EURO] 126 mio.) for skat og vedrorte isaer salget af Dan Net. Omstruktureringsomkostninger udgjorde DKK (558) mio. ([EURO] (75) mio.) for skat og omfattede primaert fratraedelsesprogrammer i den danske forretning. Efter skat udgjorde omstruktureringsomkostningerne DKK (192) mio. ([EURO] (26) mio.) hvoraf DKK 199 mio. ([EURO] 27 mio.) vedrorte en aendring af den skattemaessige vaerdi af goodwill i Talkline.

(2) Finansielle poster omfatter finansielle indtaegter, finansielle omkostninger og dagsvaerdireguleringer.

(3) Bruttogaeld udgor den palydende vaerdi, der skal tilbagebetales uanset eventuelle transaktionsomkostninger (dvs. for korrektion for eventuelle ikke-amortiserede udstedelsesomkostninger, kurstab eller praemier forbundet med udstedelsen). Med henblik pa opgorelse af balancen iht. IFRS er gaeld vist for eventuelle ikke-amortiserede udstedelsesomkostninger, kurstab eller praemier forbundet med udstedelsen).

(4) EBITDA for saerlige poster udgor resultat af primaer drift for afskrivninger, amortiseringer og saerlige poster, som vist i TDC's resultatopgorelse. Dette tal er anfort, fordi dette og lignende nogletal efter vor opfattelse er almindeligt anvendt i telebranchen globalt som mal for at vurdere et selskabs driftsresultat.

(5) EBITDA-margin er EBITDA for saerlige poster divideret med omsaetning. Dette tal er anfort, fordi dette og lignende nogletal efter vor opfattelse er almindeligt anvendt i telebranchen globalt som mal for at vurdere i hvilket omfang kontante driftsomkostninger udnytter omsaetningen.

(6) Anlaegsinvesteringer omfatter investeringer i materielle og immaterielle aktiver, men omfatter ikke kob af ejerandele i andre selskaber.

(7) Forholdet mellem anlaegsinvesteringer og omsaetning beregnes ved at dividere anlaegsinvesteringer, eksklusive kob af ejerandele i andre selskaber, med omsaetning. Forholdet mellem anlaegsinvesteringer og omsaetning er vist som mal for i hvilket omfang omsaetning anvendes til anlaegsinvesteringer.

      Desuden er der vist et korrigeret nogletal for anlaegsinvesteringer/omsaetning, der ikke indeholder Talkline, etc. (som omfatter Talkline og easyMobile-aktiviteter). Omsaetningen for Talkline etc. udgjorde DKK 7.763 mio. ([EURO] 1.041 mio.) i 2005 (2004: DKK 7.675
      mio. ([EURO] 1.029 mio.)), og anlaegsinvesteringer udgjorde DKK 73 mio. ([EURO] 10 mio.) i 2005 (2004: DKK 112 mio. ([EURO] 15 mio.)). Talkline
      videresaelger telefoniprodukter og har derfor uforholdsmaessigt lave anlaegsinvesteringer sammenlignet med TDC's forretning som helhed. Det bor bemaerkes, at visse andre af TDC's forretninger, der ikke foretager videresalg, kan have lave anlaegsinvesteringer.

(8) AEndring i driftskapital er aendringer i varebeholdning, tilgodehavender, leverandorgaeld og visse andre poster.

TDC'S REGNSKABSOPLYSNINGER (DANSK GAAP)

                                                                                            PR. 31. DECEMBER
                                                                     --------------------------------------------------------------
                                                                            2001            2002            2003            2004
                                                                     --------------  --------------  --------------  --------------
                                                                                               (DKK MIO.)
                                                                    (IKKE-REVIDERET)                   (REVIDERET)
RESULTATOPGORELSE
Nettoomsaetning....................................................        41.838          42.011          41.413          43.570
Anlaegsproduktion..................................................         1.439           1.465           1.291           1.225
Andre driftsindtaegter.............................................           426             344             525           6.683
                                                                     --------------  --------------  --------------  --------------
Indtaegter i alt...................................................        43.703          43.820          43.229          51.478
Driftsomkostninger for afskrivninger og amortiseringer.............       (35.547)        (32.725)        (32.123)        (33.221)
Afskrivninger og amortiseringer....................................        (8.534)         (8.030)         (7.963)         (8.193)
                                                                     --------------  --------------  --------------  --------------
Driftsomkostninger i alt...........................................       (44.081)        (40.755)        (40.086)        (41.414)
                                                                     --------------  --------------  --------------  --------------
Resultat af primaer drift..........................................          (378)          3.065           3.143          10.064
Finansielle poster (1).............................................         1.160           2.725             239              27
                                                                     --------------  --------------  --------------  --------------
Resultat for skat..................................................           782           5.790           3.382          10.091
Skat...............................................................        (1.397)         (1.559)         (1.629)         (1.351)
                                                                     --------------  --------------  --------------  --------------
Resultat for minoritetsinteresser..................................          (615)          4.231           1.753           8.740
Minoritetsinteressers andel af arets resultat......................           534             227              (8)              2
                                                                     --------------  --------------  --------------  --------------
Arets resultat.....................................................           (81)          4.458           1.745           8.742
                                                                     ==============  ==============  ==============  ==============

                                                                             (IKKE-REVIDERET)                  (REVIDERET)
BALANCE PR. 31. DECEMBER
Aktiver i alt......................................................        86.681          83.626          89.515          87.546
Egenkapital i alt..................................................        32.713          34.661          32.973          35.963

                                                                    (IKKE-REVIDERET)                   (REVIDERET)
PENGESTROMSOPGORELSEN
Pengestromme fra driftsaktiviteter i alt...........................         5.554          10.416          10.051          10.274
Pengestromme (anvendt til) / fra investeringsaktiviteter i alt.....       (19.405)         (2.627)        (12.008)          3.666
Pengestromme (anvendt til) / fra finansieringsaktiviteter i alt....        10.863          (6.759)          4.943         (12.562)
                                                                     --------------  --------------  --------------  --------------
AEndring i likvider................................................        (2.988)          1.030           2.986           1.378
                                                                     ==============  ==============  ==============  ==============
OVRIGE REGNSKABSMAESSIGE OPLYSNINGER  (IKKE-REVIDERET):
EBITDA (2).........................................................         8.156          11.095          11.106          18.257
EBITDA-margin (3)..................................................          19,5            26,4            26,8            41,9
                                                                             pct.             pct.           pct.            pct.
Anlaegsinvesteringer (4)...........................................         9.344            6.341          5.505           5.254
Anlaegsinvesteringer/omsaetning (5)................................          22,3             15,1           13,3            12,1
                                                                             pct.             pct.           pct.            pct.
AEndring i driftskapital (6).......................................          --              1.590          1.461           1.257

-------------------
(1) Finansielle poster omfatter finansielle indtaegter, finansielle omkostninger, dagsvaerdireguleringer og associerede virksomheders andel af resultatet for skat.

(2) EBITDA er resultat af primaer drift for afskrivninger og amortiseringer. Dette nogletal vises, fordi dette og lignende nogletal efter vor opfattelse er almindeligt anvendt i telebranchen globalt som mal for at vurdere et selskabs driftsresultat. Denne beregning af EBITDA er baseret pa regnskabsoplysninger udledt fra arsregnskaber aflagt efter dansk GAAP, og er derfor ikke beregnet pa samme made som EBITDA for saerlige poster.

(3)   EBITDA-margin er EBITDA divideret med omsaetning.

(4) Anlaegsinvesteringer omfatter investeringer i materielle og immaterielle aktiver, men omfatter ikke kob af ejerandele i andre selskaber.

(5) Forholdet med anlaegsinvesteringer og omsaetning beregnet ved at dividere anlaegsinvesteringer, eksklusive kob af ejerandele i andre selskaber, med omsaetning. Forholdet mellem anlaegsinvesteringer og omsaetning er vist som mal for i hvilket omfang omsaetning anvendes til anlaegsinvesteringer.

(6) AEndringer i driftskapital er aendringer i varebeholdninger, tilgodehavender, leverandorgaeld og visse andre poster.

                IKKE-REVIDEREDE SAMMENLAGTE PROFORMA REGNSKABER

      Folgende proforma regnskabsoplysninger er baseret pa de reviderede IFRS regnskabsoplysninger for TDC, der er medtaget andetsteds i dette tilbudsdokument, og de ikke-reviderede IFRS regnskabsoplysninger for Udsteder, der er sammenlagt og justeret for at illustrere den skonnede proforma virkning af Transaktionerne, herunder:

      *      Kobstilbuddet og den indledende finansiering heraf.

      * Det ekstraordinaere udbytte ("Debt Pushdown"), herunder TDC's traek pa Seniorlaneaftalen, indfrielse af term lan stiftet af Udsteder med udbytte udloddet fra TDC til Kober, dernaest udloddet til Udsteder og betaling af pro rata minoritetsudbytte til TDC's minoritetsaktionaerer.

      * Indfrielse og refinansiering af TDC's EMTN obligationer i Kobstilbuddet og indfrielsen af EMTN obligationer med forfald den
             24. april 2006.

      *      Obligationsudbuddet og anvendelse af provenu herfra.

      *      Betaling af visse honorarer og omkostninger forbundet med
             Transaktionerne.

      Den ikke-reviderede proforma balance viser gennemforelse af Transaktionerne, som havde de fundet sted den 31. december 2005 og den ikke-reviderede proforma resultatopgorelse viser gennemforelse af Transaktionerne, som havde de fundet sted den 1. januar 2005. De ikke-reviderede proforma regnskabsoplysninger skal laeses i sammenhaeng med koncernregnskabet for TDC, der er medtaget andetsteds i dette tilbudsdokument, "The Acquisition and Related Financings" [delvist oversat til dansk, se "Erhvervelsen og relateret finansiering"] og "Drifts- og regnskabsberetning samt forventninger". De ikke-reviderede proforma regnskabsoplysninger er udelukkende til orientering og er ikke beregnet til at praesentere eller indikere resultatet af driften pa koncernniveau eller den finansielle stilling, sadan som Udsteder ville have aflagt sadanne oplysninger, hvis Transaktionerne havde vaeret afsluttet pa de givne datoer og skal ikke forstas som en praesentation af Udsteders fremtidige resultat af driften pa koncernniveau eller finansielle stilling.

      De ikke-reviderede proforma reguleringer er baseret pa til radighed vaerende oplysninger og visse forudsaetninger, der efter Udsteders opfattelse er rimelige. Udsteder har dog ikke pa datoen for dette tilbudsdokument udfort den analyse af vaerdiansaettelse, der er nodvendig for at vurdere dagsvaerdien for de aktiver, Kober har overtaget og de forpligtelser, Kober har pataget sig samt den relaterede fordeling af kobesummen. Der henvises til fodnote (c) til den ikke-reviderede proforma balance for yderligere oplysninger omkring fordeling af kobesummen.

      Den ikke-reviderede resultatopgorelse afspejler ingen engangsomkostninger, som Udsteder vil bogfore ved eller efter Transaktionernes afslutning. Sadanne engangsomkostninger vedrorer primaert de oprindelige omkostninger til optagelse af gaeld, der er palobet i forbindelse med refinansiering af denne gaeld.

      Kober har tilbudt at kobe 100 pct. af den udestaende aktiekapital i TDC, og pa datoen for dette tilbudsdokument ejer Kober ca. 88,2 pct., som efterfolgende kan blive reduceret til 87,9 pct.. Disse ikke-reviderede proforma regnskabsoplysninger er udarbejdet for at afspejle kobet af 88,2 pct. af den udestaende TDC aktiekapital. Det er ogsa muligt, at Kober efterfolgende kan kobe yderligere andele i TDC's aktiekapital.

                                                              IKKE-REVIDERET PROFORMA BALANCE PR. 31. DECEMBER 2005
                                          --------------------------------------------------------------------------------------
                                                                                                                   KONSOLIDERET
                                            HISTORISK     HISTORISK     REGULERING AF KOB OG     REGULERING AF       UDSTEDER
                                             UDSTEDER        TDC            FINANSIERING        REFINANSIERING       PROFORMA
                                          -------------  -----------  -----------------------  ------------------  -------------
                                                                                 DKK MIO.
AKTIVER
Anlaegsaktiver
Immaterielle anlaegsaktiver.............                      33.118             29.334  (c)                              62.452
Materielle anlaegsaktiver...............                      26.054                                                      26.054
Pensionsaktiver.........................                       5.645                                                       5.645
Andre anlaegsaktiver....................      7.627 (a)        3.798             (7.627)                                   3.798
                                          -------------  -----------  -----------------------  ------------------  -------------
      Anlaegsaktiver i alt..............      7.627           68.615             21.707                                   97.949
                                          -------------  -----------  -----------------------  ------------------  -------------
Omsaetningsaktiver
Tilgodehavender.........................                       8.617                                                       8.617
Omsaetningsvaerdipapirer................                       3.687             (3.687) (b)                                   0
Likvide beholdninger....................                      10.063            (10.063) (b)                                   0
Andre omsaetningsaktiver................                       2.542                                                       2.542
                                          -------------  -----------  -----------------------  ------------------  -------------
      Omsaetningsaktiver i alt..........          0           24.909            (13.750)                                  11.159
                                          -------------  -----------  -----------------------  ------------------  -------------
      Aktiver i alt.....................      7.627           93.524              7.957                                  109.108
                                          =============  ===========  =======================  ==================  =============
PASSIVER
Udsteders egenkapital...................      7.507 (a)       43.520            (34.756) (b)                              16.271
Minoritetsinteresser....................          0              275                129  (d)                                 404
                                          -------------  -----------  -----------------------  ------------------  -------------
      Egenkapital i alt.................      7.507           43.795            (34.627)                                  16.675
                                          -------------  -----------  -----------------------  ------------------  -------------
Langfristede gaeldsforpligtelser
Obligationer, lan og anden gaeld........                      24.890            (12.834) (b)                              12.056
Seniorgaeld.............................                                         45.743  (b)                              45.743
Bridgegaeld.............................                                         15.145             (15.145) (e)               0
Udstedte obligationer...................                                                             15.145  (e)          15.145
Udskudte skatteforpligtelser............                       3.494                                                       3.494
Periodeafgraensningsposter..............                       1.141                                                       1.141
Andre langfristede gaeldsforpligtelser..                       1.606                                                       1.606
                                          -------------  -----------  -----------------------  ------------------  -------------
      Langfristede gaeldsforpligtelser
        i alt...........................          0           31.131             48.054                   0               79.185
                                          -------------  -----------  -----------------------  ------------------  -------------
Kortfristede gaeldsforpligtelser
Kortfristet del af langfristede lan
      og gaeld..........................                       5.425             (5.190) (b)                                 235
Leverandorer af varer og tjenesteydelser
      og anden gaeld....................                       9.210               (637) (b)                               8.573
Periodeafgraensningsposter..............                       2.661                                                       2.661
Andre kortfristede gaeldsforpligtelser..        120            1.302                357                                    1.779
                                          -------------  -----------  -----------------------  ------------------  -------------
Kortfristede gaeldsforpligtelser i alt..        120           18.598             (5.470)                  0               13.248
                                          -------------  -----------  -----------------------  ------------------  -------------
Gaeldsforpligtelser i alt...............        120           49.729             42.584                   0               92.433
                                          -------------  -----------  -----------------------  ------------------  -------------
Passiver i alt..........................      7.627           93.524              7.957                   0              109.108
                                          =============  ===========  =======================  ==================  =============

-------------------
Fodnoter til proforma balancen:

(a) Udgor kontante indskud anvendt til kob af aktier i TDC pa det frie marked forud for gennemforelse af Kobstilbuddet pa DKK 7.627 mio. ([EURO] 1.022 mio.) og tab ved kurssikring padraget af Udsteder pa DKK 120 mio. ([EURO] 16 mio.).

(b)   Kobstilbud og indledende finansiering

      Nedenstaende tabel viser kapitalfremskaffelse og kapitalanvendelse af likvide beholdninger og omsaetningsvaerdipapirer til brug for Kobstilbuddet og finansieringen heraf forud for dette udbud, der forudsaetter, at 88,2 pct. af den udestaende TDC kapital er kobt:

                                                                [EURO] (I)       DKK(I)
                                                                ----------  ---------------
                                                                            (I MIO.)
KAPITALFREMSKAFFELSE
Seniorlaneaftale - Term faciliteter (ii)*.....................      6.506      48.538
Revolverende kreditfacilitet (iii)............................          0           0
Bridge-laneaftale (iv)*.......................................      2.031      15.145
Forpligtelser til indskud af egenkapital (v)*.................      2.197      16.391
Andre likvide beholdninger (vi)...............................        103         779
                                                                ----------  ---------------
      Kapitalfremskaffelse i alt..............................     10.837      80.853
                                                                ==========  ===============
KAPITALANVENDELSE
Samlet kobesum for aktier (vii)...............................      8.988      67.053
Refinansiering af eksisterende gaeld (viii)*..................      2.416      18.024
Overkurs ved refinansiering af eksisterende gaeld (ix)*.......         36         271
Skonnede honorarer og omkostninger (x)*.......................        524       3.909
Udbytte udloddet til minoritetsinteresser (xi)................        679       5.066
Skyldige renter (xii).........................................         85         637
                                                                ----------  ---------------
      Kapitalanvendelse i alt.................................     12.728      94.960
                                                                ----------  ---------------
Nettoaendring.................................................     (1.891)    (14.107)
                                                                ==========  ===============
Nettoaendring, der udgores af regulering af:
      AEndring i omsaettelige vaerdipapirer...................       (494)     (3.687)
      AEndring i likvide beholdninger.........................     (1.349)    (10.063)
      AEndring i andre kortfristede gaeldsforpligtelser.......        (48)       (357)
                                                                ----------  ---------------
                                                                   (1.891)    (14.107)
                                                                ==========  ===============

      *      Oprindelig transaktionsvaluta: EUR ([EURO]).

      (i) Den valutakurs, der er anvendt til denne tabel, er den officielle valutakurs gaeldende pr. 31. december 2005: [EURO] 1,00:DKK 7,4605.

      (ii) Udgor de belob, der er trukket til finansiering af Transaktionerne under Term A, B og C faciliteter i Seniorlaneaftalen. Yderligere oplysninger om belob trukket under hver facilitet er folgende:

  BESKRIVELSE                                        [EURO]      DKK
  -----------------------------------------------  ---------  ---------
                                                         (I MIO.)
Term A facilitet............................           1.576     11.758
Term B facilitet............................           2.465     18.390
Term C facilitet............................           2.465     18.390
                                                   ---------  ---------
I ALT.......................................           6.506     48.538
                                                   =========  =========

      (iii) Seniorlaneaftalen inkluderer ogsa den revolverende kreditfacilitet med op til [EURO] 700 mio., der er uudnyttet pa proforma basis.

      (iv) Udgor de belob, der er trukket i henhold til Bridge-laneaftale til Kobers finansiering af Transaktionerne.

      (v) Bestar af netto kontante egenkapitalindskud til Udsteder fra Egenkapitalinvestorer (Equity Investors).

      (vi) Udgor likvide midler modtaget af TDC ved udnyttelse af medarbejderaktieoptioner pa TDC aktier, der var udbudt i forbindelse med Kobstilbuddet.

      (vii) Udgor det samlede belob for kontant vederlag for 88,2 pct. af den pa det tidspunkt kobte udestaende TDC aktiekapital, og som ikke tager hojde for de 0,3 pct. af aktiekapitalen, der evt. returneres til TDC's medarbejderaktionaerer.

      (viii) Udgor den regnskabsmaessige vaerdi af EMTN obligationer, der skal refinansieres af ny gaeld pa DKK 12.920 mio. ([EURO] 1.732 mio.), der indfries i Tilbuddet om betaling af gaeld og Indfrielse, og DKK 5.104 mio. ([EURO] 684 mio.), der skal betales ved forfald i april 2006. EMTN obligationer med regnskabsmaessig vaerdi pr. 31. december 2005 pa DKK 9.546 mio. ([EURO] 1.280 mio.) forbliver udestaende efter refinansieringen.

      (ix) Udgor overkurs ved udbudskurs, der overstiger den regnskabsmaessige vaerdi af de udbudte EMTN obligationer.

      (x) Udgor skonnede honorarer og omkostninger, herunder honorarer til konsortiet, pa DKK 1.114 mio. ([EURO] 149 mio.) i forbindelse med Kobstilbuddet og DKK 2.795 mio. ([EURO] 375 mio.) i forbindelse med ny finansiering. Med henblik pa proforma praesentationen er honorarer til konsortiet fordelt med 25 pct. pa skonnede omkostninger til kob af aktier og 75 pct. pa omkostninger til optagelse af gaeld.

      (xi) Udgor kontant udlodning af udbytte foretaget af TDC til minoritetsaktionaerer som del af det ekstraordinaere udbytte ("Debt Pushdown") den 11. april 2006 i forbindelse med Transaktionerne, der er beregnet pa grundlag af udbytte pr. aktie pa DKK 219,50 ([EURO] 29,40) til 23.077.529 minoritetsaktier, der forudsaettes at vaere udestaende.

      (xii) Udgor primaert skyldige renter som om EMTN obligationerne var udbudt den 31. december 2005. Dette belob inkluderer ikke renter pa disse EMTN obligationer efter 31. december 2005.

(c) Til brug for proforma praesentationen er kobesummen for TDC, der overstiger den oprindelige regnskabsmaessige vaerdi af kobte TDC nettoaktiver, forudsat at vaere lig goodwill. Pa datoen for dette tilbudsdokument har Udsteder ikke foretaget den analyse af vaerdiansaettelse, der er nodvendig for nojagtigt at beregne dagsvaerdien af de kobte aktiver og patagne forpligtelser. I overensstemmelse hermed er det belob, hvormed kobesummen overstiger den oprindelige egenkapital, bogfort som goodwill i proforma balancen. Endelig kan en del af kobesummen fordeles til materielle anlaegsaktiver eller andre immaterielle anlaegsaktiver med begraenset levetid (og relaterede minoritetsinteresser), hvilket medforer yderligere afskrivninger og amortiseringer. Derudover kan forogelse eller aendring til det bogfort pensionsaktiv opsta i forbindelse med kobet og medfore bortfald af eventuelle udskudte indtaegter vedrorende pensionsaktivet, der er amortiseret i resultatopgorelsen. Udsteder forventer ikke, at fordelingen af den endelige kobesum far vaesentlig betydning for pengestromme eller EBITDA for saerlige poster. Nedenstaende tabel viser regulering af goodwill som folge af kobesummen:

                                                                      DKK MIO.
                                                                   ------------
   Samlet vederlag for aktiekob................................        67.053
   Skonnede kobsomkostninger...................................         1.114
                                                                   ------------
   Samlet kobesum..............................................        68.167
   Oprindelig egenkapital......................................        38.385
                                                                   ------------
   Forelobig kobesumsregulering................................        29.782
   Fordeling pga. Kobstilbud:
        Kontant modtaget fra medarbejderaktieoptioner
             (jf. (b) (vi)), 88,2 pct..........................          (687)
        Overkurs ved refinansiering af eksisterende
             gaeld (jf. (b) (ix)), 88,2 pct....................           239
                                                                   ------------
   Regulering af goodwill for kob af 88,2 pct. andel...........        29.334
                                                                   ============

(d) Proforma reguleringerne forudsaetter, at Udsteder kober 88,2 pct. af TDC's udestaende aktiekapital. Denne regulering vedrorer den del af reguleringen af proforma resultatopgorelsen for Udsteder, der henfores til den 11,8 pct. store minoritetsinteresse, som forudsaettes at forblive udestaende efter udbudet fratrukket udbytte betalt til minoritetsaktionaerer den 11. april 2006 i forbindelse med det ekstraordinaere udbytte ("Debt Pushdown") pa DKK 5.066 mio.
      ([EURO]679 mio.).

(e)   Nedenstaende tabel viser anvendelse af provenu fra obligationsudbuddet.

                                                           [EURO]       DKK
                                                         ----------  ----------
                                                                (I MIO.)
   Bruttoprovenu fra udstedte obligationer..............    2.031      15.145
   Indfrielse af bridgegaeld............................   (2.031)    (15.145)
                                                         ----------  ----------
   Nettoanvendelse af disponible likvide midler.........        0           0
                                                         ==========  ==========

      Det skal bemaerkes, at de skonnede honorarer og omkostninger relateret til udstedelsen af obligationerne er inkluderet i de samlede skonnede gebyrer og omkostninger relateret til Transaktionerne, som beskrevet i fodnote (b)(x).

      Nedenstaende tabel viser proforma bevaegelserne i udestaende gaeld som resultat af Transaktionerne:

                                                                       31. DECEMBER 2005
                                              ----------------------------------------------------------------
                                               HISTORISK                  UDSTEDER   KORTFRISTET   LANGFRISTET
                                                   TDC      AENDRING      PROFORMA       DEL           DEL
                                              -----------  -----------  -----------  -----------   -----------
                                                                           (DKK M)
    Beskrivelse
    Obligationer, lan og anden gaeld.......       30.736     (18.024)       12.712          320        12.392
    Seniorlaneaftale:
         Term faciliteter (A, B, C)........            0      48.538        48.538          457        48.081
         Revolverende kreditfacilitet......            0           0             0            0             0
         Bridge-laneaftale.................            0           0             0            0             0
    Udstedte obligationer..................            0      15.145        15.145            0        15.145
                                              -----------  -----------  -----------  -----------   -----------
    BRUTTOGAELD *..........................       30.736      45.659        76.395          777        75.618
                                              -----------  -----------  -----------  -----------   -----------
    Ikke-amortiserede udstedelsesomkost-
       ninger, kurstab og overkurs.........         (421)     (2.795)       (3.216)        (542)       (2.674)
                                              -----------  -----------  -----------  -----------   -----------
    GAELD I ALT............................       30.315      42.864        73.179          235        72.944
                                              ===========  ===========  ===========  ===========   ===========

-------------------
      * Bruttogaeld udgor den palydende vaerdi, der betales ved forfald. Til brug for praesentationen af balancen i henhold til IFRS vises gaeld med fradrag af ikke-amortiserede udstedelsesomkostninger og eventuel ikke-amortiseret kurstab eller overkurs, der opstar ved udstedelse.

                                                                   IKKE-REVIDERET PROFORMA RESULTATOPGORELSE FOR ARET
                                                                                  PR. 31. DECEMBER 2005
                                                                   ----------------------------------------------------
                                                                                                           KONSOLIDERET
                                                                    HISTORISK    HISTORISK    REGULERING     UDSTEDER
                                                                    UDSTEDER        TDC      TRANSAKTIONER   PROFORMA
                                                                   -----------  -----------  -------------  -----------
                                                                                          DKK MIO.
RESULTATOPGORELSE
Omsaetning......................................................                    46.588                      46.588
Driftsomkostninger for afskrivninger, amortiseringer............
  og saerlige poster............................................           (8)     (33.842)       (37) (a)     (33.887)
Andre indtaegter og omkostninger, netto.........................                       257                         257
                                                                   -----------  -----------  -------------  -----------
Resultat for afskrivninger, amortiseringer og saerlige poster...           (8)      13.003        (37)          12.958
Afskrivninger, amortiseringer og nedskrivninger for
  vaerdiforringelse.............................................                    (6.790)                     (6.790)
                                                                   -----------  -----------  -------------  -----------
Resultat eksklusive saerlige poster.............................           (8)       6.213        (37)           6.168
Saerlige poster.................................................                      (968)                       (968)
                                                                   -----------  -----------  -------------  -----------
Driftsresultat inklusive saerlige poster........................           (8)       5.245        (37)           5.200
Resultat af associerede virksomheder............................                       334                         334
Finansielle poster:
      Finansielle indtaegter og reguleringer af dagsvaerdi......                       (83)                        (83)
      Nettorenteomkostninger....................................          (33)        (973)    (3.859) (b)      (4.865)
                                                                   -----------  -----------  -------------  -----------
                                                                          (33)      (1.056)    (3.859)          (4.948)
                                                                   -----------  -----------  -------------  -----------
Resultat for skat...............................................          (41)       4.523     (3.896)             586
Skat af arets resultat..........................................                    (1.026)     1.091 (c)           65
                                                                   -----------  -----------  -------------  -----------
Arets resultat af fortsatte aktiviteter.........................          (41)       3.497     (2.805)             651
Arets resultat af ophorte aktiviteter efter skat................                     3.953                       3.953
                                                                   -----------  -----------  -------------  -----------
Arets resultat..................................................          (41)       7.450     (2.805)           4.604
                                                                   ===========  ===========  =============  ===========
Fordeles pa:
-- Moderselskabets aktionaerer..................................          (41)       7.474     (3.413)           4.020
-- Minoritetsinteresser.........................................            0          (24)       608 (d)          584

-------------------
Fodnoter til proforma resultatopgorelsen:

(a) Udgor meromkostning til konsortiets administration og ledelse pa ca. [EURO] 5 mio.
(b) Udgor proforma renteomkostninger som folge af den nye kapitalstruktur ved anvendelse af rentesats, der forudsaettes at vaere som folger:

                                                                1. JANUAR - 31.
                                                                 DECEMBER 2005
                                                                ---------------
                                                                    DKK MIO.
    Seniorlaneaftale - Term faciliteter (i).................            2.781
    Revolverende kreditfacilitet (ii).......................               39
    Variabelt forrentede obligationer (iii).................              314
    Fast forrentede obligationer (Senior Notes) (iv)........            1.038
    Oprindelige renteomkostninger relateret til EMTN
      obligationer, prioritetslan og anden gaeld,
      der ikke forudsaettes refinansieret (v)...............              764
                                                                ---------------
    Proforma renteomkostninger i alt........................            4.936
    Amortisering af udstedelsesomkostninger, kurstab og
      overkurs (vi).........................................              318
                                                                ---------------
    Proforma renteomkostninger i alt........................            5.254
    Med fradrag af: Oprindelige renteomkostninger pa EMTN
      obligationer, prioritetslan og andre lan inkluderet
      i TDC's oprindelige omkostninger (vii)................           (1.699)
    Med fradrag af: Oprindelige renteindtaegter pa likvide
      beholdninger og omsaettelige vaerdipapirer (vii)......              304
                                                                ---------------
    Nettoregulering af renteomkostninger....................            3.859
                                                                ===============

      En 1 pct. afvigelse i renter i forbindelse med folgende lan med variabel rente ville have folgende virkning pa proforma renteomkostninger:

                                                                1. JANUAR - 31.
                                                                 DECEMBER 2005
                                                                ---------------
                                                                  (DKK MIO.)
    Seniorlaneaftale - Term faciliteter.....................            243
    Variabelt forrentede obligationer.......................             33
    Prioritetslan...........................................              9
                                                                ---------------
    I alt...................................................            285
                                                                ===============

      (i) Udgor proforma renteomkostninger pa Term A, Term B, og Term C lanefaciliteter i Seniorlaneaftalen som folger pa basis af en fordeling pa 50 pct. pa en 3 maneders variabel rente og 50 pct. pa fast rente:

         BESKRIVELSE     HOVEDSTOL    RENTESATS      MARGIN     RENTEOMKOSTNING
         --------------  ---------  -------------  -----------  ---------------
                         (DKKMIO.)                                 (DKK MIO.)
        Term A.........     11.758     3,225 pct.   2,125 pct.             629
        Term B.........     18.390     3,225 pct.   2,375 pct.           1.030
        Term C.........     18.390     3,225 pct.   2,875 pct.           1.122
                         ---------                              ---------------
        I alt..........     48.538                                       2.781
                         ---------                              ---------------

             Term lanene er forrentet med EURIBOR plus margin. Udsteder har ligeledes forpligtet sig til at indga renteswaps for at fastlaegge rentesatsen pa 50 pct. af udestaende saldi ved at bytte den 3 maneders EURIBOR variable rente med en fast rente. Til brug for proforma praesentationen forudsaettes 3 maneders EURIBOR rentesatsen pr. 31. marts 2006 (pa 2,817 pct.) at finde anvendelse pa den 3 maneders EURIBOR variable rente, der er byttet til fast rentesats (pa 3,632 pct.) for 50 pct. af den udestaende hovedstol.

      (ii) Udgor tilsagnsprovision pa 0,75 pct. af uudnyttede belob i henhold til den [EURO] 700 mio. revolverende kreditfacilitet.

      (iii) Udgor proforma renteomkostninger pa de forudsatte [EURO] 440 mio. (DKK 3.283 mio.) udstedte variabelt forrentede obligationer under forudsaetning af en rentesats pa EURIBOR plus 6,75 pct..

      (iv) Udgor proforma renteomkostninger pa de forudsatte [EURO] 1.591 mio. (DKK 11.862 mio.) udstedte fastforrentede obligationer (Senior Notes) under forudsaetning af samlede renteomkostninger pa 8,75 pct. arligt.

      (v)    Udgor oprindelige renteomkostninger pa den [EURO] 1.648 mio. (DKK
             12.295 mio.) udestaende TDC gaeld, der ikke forudsaettes refinansieret som en del af Transaktionerne. Den forudsatte gaeld bestar af folgende:

                                    REGNSKABSMAESSIG
                                        VAERDI PR.                 HISTORISKOMK
         BESKRIVELSE                  31. DEC. 2005   RENTESATS      OSTNING
         --------------------------  --------------  -----------  -------------
                                       (DKK MIO.)                  (DKK MIO.)
        EMTN obligationer..........           9.546    6,59 pct.            629
        Prioritetslan..............             886    2,60 pct.             23
        Andre lan..................           1.863    6,01 pct.            112
                                     --------------               -------------
        I alt......................          12.295                         764
                                     ==============               =============

      (vi) Udgor ikke-kontant amortisering af udstedelsesomkostninger, kurstab and overkurs. Disse poster amortiseres over lobetiden for den relaterede facilitet (6-9 ar for term lanefaciliteter og 10 ar for obligationerne) og omfatter folgende:

                                                                    (DKK MIO.)
    Udstedelsesomkostninger i forbindelse med forudsat gaeld..             0
    Kurstab/overkurs ved forudsat gaeld.......................             0
    Udstedelsesomkostninger pa Seniorlaneaftale og udstedte
      obligationer............................................         2.795
                                                                    -----------
    I alt.....................................................         2.795
                                                                    ===========

      (vii) Udgor oprindelige nettorenteomkostninger og oprindelige renteindtaegter for TDC for en 12-manders periode.

(c) Udgor skatteeffekten af proforma reguleringerne, med fradrag af ikke-fradragsberettigede poster, beregnet til selskabsskatteprocenten i Danmark pa 28 pct.
(d) Udgor minoritetsinteressers andel af TDC's indtjening og forudsaetter, at Kober beholder 88,2 pct. ejerandel af TDC.

DRIFTS- OG REGNSKABSBERETNING SAMT FORVENTNINGER

      Folgende drifts- og regnskabsberetning samt forventninger omfatter perioder for Transaktionen. Regnskabsberetningen vedrorende historiske perioder afspejler derfor ikke Transaktionens vaesentlige indvirkning pa TDC, herunder den ogede gearing og likviditetsbehov som folge af Transaktionen.

      Beretningen omfatter forventninger, som TDC vurderer som rimelige, selvom de er baseret pa formodninger, og er forbundet med risici og usikkerhed, der kan medfore, at egentlige begivenheder eller betingelser afviger vaesentligt fra de heri udtrykte forventninger. Der henvises til afsnittene "Fremsaettelse af udsagn om fremtiden" og "Risikofaktorer" for en beskrivelse af nogle af disse risici og usikkerhedsmomenter.

      Nedennaevnte beretning bor laeses sammen med koncernregnskabet og tilhorende noter, der er medtaget andetsteds i dette tilbudsdokument, samt andre hoved- og nogletal. TDC's koncernregnskab for 2005 er det forste regnskab, der er aflagt efter IFRS. Regnskabsberetningen omfatter udelukkende regnskabsarene 2004 og 2005, som er de eneste regnskabsar for hvilke, der er aflagt reviderede regnskaber efter IFRS, og medmindre andet er anfort, er alle belob i denne regnskabsberetning udarbejdet efter IFRS. IFRS afviger pa visse omrader fra dansk GAAP og US GAAP. Der henvises til note 34 i TDC's koncernregnskab, der er medtaget andetsteds i dette tilbudsdokument, for en beskrivelse af de vaesentligste forskelle mellem IFRS og US GAAP vedrorende TDC, samt en afstemning af visse af TDC's regnskabsposter til US GAAP.

INDLEDNING

      TDC er i dag den forende leverandor af kommunikationslosninger i Danmark, den naeststorste teleudbyder pa det schweiziske marked og desuden repraesenteret med en betydelig tilstedevaerelse pa andre udvalgte markeder i Norden og Centraleuropa.

SEGMENTOPLYSNINGER

      TDC rapporterer segmentoplysninger pa forretningssegmenter og geografiske markeder. Opdelingen pa segmenter er baseret pa segmentets risikoprofil og koncernens interne okonomistyring. Jf. note 4 for oplysninger om TDC's koncernregnskab.

      TDC er organiseret i fem forretningsenheder:

      * TDC Totallosninger udbyder primaert kommunikationslosninger i Danmark og Norden. Aktiviteterne omfatter fastnettelefoni, konvergensprodukter (kombinerer fastnettelefoni med mobiltelefoni), datakommunikation og internettjenester herunder bredbandslosninger samt sikkerheds- og hostingtjenester, udleje af faste kredslob, terminalsalg og installation. TDC Totallosningers vaesentligste aktiviteter udfores i moderselskabet og dets datterselskaber TDC Song, der er et pan-nordisk selskab samt HTCC, der er et Ungarsk selskab, foruden det danske selskab NetDesign og det svenske selskab TDC Dotcom.

      * TDC Mobile International udbyder mobilkommunikationslosninger i Danmark og et antal andre europaeiske lande. De danske aktiviteter omfatter de 100 pct. ejede datterselskaber TDC Mobil A/S og Telmore. Den internationale del af aktiviteterne omfatter de fuldt ejede datterselskaber Talkline, der er en tysk MVNO-tjenesteudbyder, og Bite, som er en baltisk mobiloperator i Letland og Litauen. TDC Mobile International har derudover ejerandele pa henholdsvis 19,6 pct. i polske Polkomtel (som TDC er i faerd med at saelge) og 15,0 pct. i ostrigske One. Endelig ejes 88,9 pct. af Telmore International Holding ("Telmore International"), som varetager samarbejdet med easyGroup, der lancerede easyMobile-konceptet i 2005. Talkline ejer 80 pct. af easyMobile i Tyskland, som ogsa blev lanceret i 2005.

      * TDC Switzerland er den naeststorste teleudbyder pa det schweiziske marked. Aktiviteterne omfatter kommunikationslosninger inden for fastnettelefoni, mobiltelefoni og internettjenester.

      * TDC Kabel TV er en dansk udbyder af kabel-tv, internetadgang og VoIP og er dermed i stand til at udbyde de sakaldte triple play-losninger. TDC Kabel TV's forretning omfatter endvidere de 100 pct. ejede datterselskaber Dansk Kabel TV, Connect Partner og Telelet.

      * Andre aktiviteter inkluderer primaert TDC Services, som hovedsageligt udbyder serviceydelser til TDC's danske forretningsenheder.

TDC rapporterer ogsa visse finansielle data om folgende geografiske markeder:
Danske aktiviteter, Schweiz og Andre internationale aktiviteter.

OPHORTE AKTIVITETER

      Ophorte aktiviteter udgores af selvstaendige betydelige forretningsenheder eller geografisk omrader, hvis aktiviteter og pengestromme operationelt og regnskabsmaessigt klart kan udskilles fra den ovrige virksomhed, og hvor enheden enten er solgt eller er udskilt bestemt for salg, og at det er meget sandsynligt, at salget forventes gennemfort inden for et ar i henhold til en formel plan. Resultat efter skat af ophorte aktiviteter vises i en saerskilt linje i resultatopgorelsen med tilpasning af sammenligningstal. Tilsvarende vises aktiver og dertil knyttede forpligtelser i saerskilte linjer i balancen uden tilpasning af sammenligningstal. Pengestromme fra drifts-, investerings- og finansieringsaktiviteter for de ophorte aktiviteter vises i saerskilte linjer i pengestromsopgorelsen med tilpasning af sammenligningstal.

      For regnskabsperioden omfatter ophorte aktiviteter TDC's tidligere forretningsenhed TDC Forlag. Aktiver bestemt for salg vedrorer Contactel, en forretningsenhed i Tjekkiet, som blev solgt pr. 2. februar 2006.

EFTERFOLGENDE BEGIVENHEDER

      TDC har ikke offentliggjort regnskabsinformation for 1. kvartal 2006, der sluttede den 31. marts 2006, og en opgorelse og verifikation af regnskabsoplysninger i relation til dette kvartal er endnu ikke afsluttet. Baseret pa nuvaerende tilgaengelig information skonnes dog, at omsaetningen for koncernen i forste kvartal 2006 var hojere end i forste kvartal 2005 for korrektion for tilkobte og frasolgte virksomheder og, om end i mindre grad, ogsa nar korrigeret for tilkobte og frasolgte virksomheder. Det skonnes ogsa, at EBITDA for saerlige poster for koncernen i forste kvartal 2006 var hojere end i forste kvartal 2005 for korrektion for tilkobte og frasolgte virksomheder og, om end i mindre grad, ogsa nar korrigeret for tilkobte og frasolgte virksomheder. Trods samlet positiv vaekst for koncernen skonnes det, at omsaetning og EBITDA for saerlige poster for TDC Switzerland, som forventet, viste tilbagegang i forste kvartal 2006 sammenholdt med forste kvartal 2005. Disse skon er baseret pa finansielle data, der ikke er endelige og er med forbehold for aendringer. De bor derfor ikke laegges til grund for nogen investeringsbeslutning. TDC har bekendtgjort, at resultaterne for 1. kvartal vil blive offentliggjort den 4. maj 2006.

VIGTIGE FAKTORER, DER PAVIRKER DRIFTSRESULTATET

INDLEDNING

      TDC genererer storstedelen af omsaetningen pa fastnettelefoni (herunder datakommunikation via fastnettet, internet og leje fra faste kredslob), mobiltelefoni og kabel-tv. Efter TDC's opfattelse vil evnen til at levere bundlede tjenester (sasom mobil/fastnet konvergensprodukter) blive vigtigere fremover og vil give TDC en konkurrencemaessig fordel. Vi forventer ligeledes, at virksomheder der har evnen til at levere tjenester pa tvaers af de nordiske markeder vil have en fordel i konkurrencen.

TDC TOTALLOSNINGER

Fastnetstelefoni

      Indtaegterne fra fastnetstelefoni er fra ar til ar hovedsageligt pavirket af antallet af abonnenter, der betaler kvartarligt abonnement, trafikvolumen, priser og fordelingen af salget mellem detail- og engrosmarkederne. I Danmark tilbyder vi fastnettjenester pa basis af PSTN og ISDN. Fastnettelefoni tilbydes bade pa engros- og detailbetingelser. Antallet af detailabonnenter i Danmark er faldet de senere ar primaert pa grund af overgang fra fastnet til mobilnet. Dette er en generel udvikling for udbydere i Europa, hvor et stigende antal husstande pa grund af faldende mobilpriser vaelger kun at have mobilabonnement. Nedgangen i detailabonnenter opvejes delvist af en stigning i engrosabonnenter omend til lavere priser end for detailabonnenterne.

      Trafikvolumen er ligeledes faldet jaevnt i lobet af de forgangne ar. Denne udvikling kan ogsa forklares gennem overgang fra fastnet til mobilnet og oget konkurrence. Yderligere har fremkomsten af prismaessigt konkurrencedygtige IP-VPN-losninger gjort det muligt for erhvervskunder med flere filialer at etablere egne net pa basis af IP-VPN, der giver dem mulighed for at dirigere trafik mellem filialer pa deres eget net i stedet for gennem det offentlige net. Resultatet heraf er et kraftigt fald i fakturerede minutter til erhvervskunder, som delvist opvejes af stigning i indtaegter fra internet og datakommunikation.

      En raekke af vore danske konkurrenter, sasom Cybercity og Tele2, har introduceret VoIP til saerdeles konkurrencedygtige flat rate-priser, som omfatter al trafik med undtagelse af opkald til mobiltelefoner. Vi har allerede lanceret IP-telefoni pa TDC Kabel tv-nettet i 2005 og har i begyndelsen af 2006 lanceret en VoIP-losning pa basis af DSL for at kunne konkurrere om de kunder, der migrerer til en VoIP-losning. Da fremkomsten af VoIP efter TDC's opfattelse endnu ikke har haft en vaesentlig effekt pa abonnementer og trafikomsaetning, forventes migreringen til VoIP at medfore et markant fald i TDC's PSTN-kundebase med en vaesentlig pavirkning af indtaegterne til folge.

      Indtil 2005 var TDC's detailpriser pa fastnettelefoni reguleret. Disse detailpriser er nu ikke laengere underlagt regulering, bortset fra at prisdifferentiering baseret pa geografiske omrader ikke er tilladt. En storre del af TDC's detail-produkter til faste kredslob skal folge reglerne for omkostningsbaserede priser palagt af IT- og Telestyrelsen. Der er for eksempel krav om, at TDC skal justere priserne for faste kredslob en gang om aret for at sikre, at de svarer til de underliggende omkostninger plus en mark-up fastsat af IT- og Telestyrelsen

      Pa engrossalgsmarkedet er de fleste af TDC's priser underlagt regulering. Indtil 2002 blev samtrafikpriserne hovedsagelig fastsat ud fra historiske omkostninger og internationale "bedste praksis"-sammenligninger. Fra 1. januar 2003 er priserne for koblet samtrafik, samtrafikkapacitet, delt anvendelse og ra kobber med tilhorende samhusning baseret pa resultaterne fra LRAIC-modellen (Long Run Average Incremental Cost = langsigtede gennemsnitlige differensomkostninger). LRAIC-modellen blev opdateret 1. januar 2006, hvilket resulterede i lavere samtrafikpriser.

Udleje af faste kredslob

      Omsaetning fra og indtjening pa TDC's traditionelle aktiviteter inden for faste kredslob er faldet de senere ar hovedsageligt pa grund af migreringen til IP-baserede losninger og faldende priser pa grund af regulering. Nye produkter sasom Cityman, som er en hoj kapacitets wide area net-losning baseret pa fiberoptisk kabel, der er specielt egnet til kommuner og store virksomheder, der har brug for meget hoj kapacitet mellem forskellige lokationer giver dog adgang til erhvervskunder og opvejer delvis den faldende udvikling.

Datakommunikation og internettjenester

      Omsaetning fra TDC's datakommunikation og internet er primaert pavirket af antallet abonnenter, sammensaetningen af abonnenter mellem bredband og ovrige internetprodukter, trafik, priser og sammensaetning af bandbredder.

      Vaeksten i abonnenter er afhaengig af en raekke faktorer, herunder ydeevne, udbredelse af internettjenester, prisplaner og de til radighed vaerende, og af kunder efterspurgte, nye tjenester og teknologier (sasom VoIP og TVoIP), generelle okonomiske forhold og TDC's evne til at tiltraekke nye abonnenter og fastholde de eksisterende.

      I lobet af de sidste to ar er markedet for bredbandstjenester steget vaesentligt og har mere end opvejet faldet i eftersporgslen efter dial-up tjenester. Efter TDC's opfattelse vil denne udvikling fortsaette. Der er yderligere en tendens til, at bredbandskunder har et hojere ARPU end dial-up abonnenter, hvilket har medfort en vaesentlig omsaetningsstigning. Konkurrencen om bredbandskunder er dog steget med heraf folgende prispres. Til trods for dette pres er det lykkedes TDC at fastholde ARPU-niveauet ved at migrere kunder til hojere hastigheder indne for bredband. TDC er af den opfattelse, at denne migrering af bredbandskunder til hojere bandbredder skal fortsaette for at afbode det fortsatte pres pa priserne. TDC's succes med denne strategi vil vaere afhaengig af den fortsatte udvikling af internet-baserede applikationer, som kraever bandbredde.

      I 2005 blev TDC's TVoIP-produkt lanceret under varemaerket TDC TV. Efter TDC's opfattelse vil TDC fremover fa udbytte af TVoIP-produkterne fremover, ikke kun som et yderligere bidrag til omsaetning og indtjening, men ogsa som et middel til at opna en taettere relation til kunderne med henblik pa at oge kundeloyaliteten og gore TDC mindre udsat for afgange fra kundebasen og priskonkurrence.

Terminaler, installationer mv.

      Omsaetning fra salg af teminaludstyr er meget afhaengig af konjunkturer og af den teknologiske udvikling og varierer mere end indtaegter fra traditionel telefoni. I de senere ar har der vaeret en stigende tendens blandt erhvervskunder til at integrere deres data og telefoni i et IP-net. Denne opgave er saerdeles kompleks og kraever hojtuddannede medarbejdere. Tilkobet af NetDesign og Dotcom Solutions skete som folge af TDC's onske om at sikre sig denne teknologi og de uddannede medarbejdere.

TDC MOBIL INTERNATIONAL

Generelt

      Vaeksten i omsaetningen pa mobilomradet er afhaengig af antallet af abonnenter og ARPU. Antallet af abonnenter pavirkes af afgangen af kunder blandt eksisterende abonnenter og erhvervelsen af nye kunder (bruttotilgange). ARPU er afhaengig af trafikvolumen og prissaetningen af de forskellige tjenester.

      Vaeksten i abonnenter er afhaengig af en raekke faktorer, herunder prisfastsaettelse, kvaliteten af kundeservice, TDC's evne til at levere nye vaerdiforogende tjenester, den generelle vaekst pa markedet, omfanget af konkurrence om opnaelse af nye abonnenter og fastholdelsen af eksisterende abonnenter og generelle okonomiske forhold.

      Efter TDC's opfattelse er hovedparten af de markeder, TDC's mobilselskaber opererer pa, ved at vaere maettede. TDC's evne til at udvide abonnentgrundlaget er derfor i stadig storre grad afhaengig af, hvorvidt det lykkedes TDC at levere konkurrencedygtige tjenester og attraktive produkter, evnen til at overtage abonnenter fra konkurrenter, og hvorvidt det lykkedes TDC at reducere churn.

      ARPU er hovedsageligt drevet af trafikvolumen (tale savel som data), mobiltermineringspriser og slutbrugerpriser.

      Vaeksten i trafikken er afhaengig af det antal abonnenter, TDC har, og af vaeksten pa det gennemsnitlige antal minutter (MOU), hver abonnent forbruger. Forudsaetningen for denne vaekst afhaenger af kvaliteten af abonnenterne og omfanget hvormed fastnetstjenester fortsat erstattes af mobiltjenester samt hvorvidt det lykkedes at stimulere et yderligere forbrug. Udnyttelsen af datatjenester afhaenger af kundernes eftersporgsel efter de mobil-bredbandstjenester, der allerede er lanceret, samt de tjenester, der vil blive introduceret.

      Priserne er hovedsageligt drevet af konkurrencen. Efter TDC's opfattelse vil den fremtidige vaekst i ARPU primaert vaere drevet af brug af tale- og datatjenester, samt value-added tjenester og vil blive opvejet af faldende priser, herunder faldende priser pa samtrafik.

      Efter TDC's opfattelse vil den fremtidige vaekst i ARPU primaert vaere positivt pavirket af vaeksten i brug af datatjenester og formentlig ogsa vaekst i taleforbruget pa grund af faldende minutpriser. Effekten af faldende priser som folge af storre konkurrence vil vaere afhaengig af priselasticiteten pa de markeder, pa hvilke TDC's mobilaktiviteter opererer. Det forventede fald i samtalepriser, herunder priser for mobilterminering og roaming, vil pavirke ARPU negativt.

      Introduktionen af tjenester, der er baseret pa alternative teknologier sasom WiMAX, tjenester der integrerer VoIP med mobiltelefoni og mobil IP-telefoni kan i fremtiden reducere brugen af traditionel mobiltelefoni.

      Omfanget af terminaltilskud brugt til at overtage abonnenter fra konkurrenter og omkostninger afholdt til fastholdelse af eksisterende kunder kan have en vaesentlig effekt pa TDC's driftsresultat. I Danmark begraenser lovgivningen bindingsperioden for abonnementsaftaler pa detailmobilmarkedet til 6 maneder. Dette begraenser omfanget af tilskud til handsaet, der kan anvendes i en abonnementsaftale. Efter TDC's opfattelse gor disse regler det mere vanskeligt for nye konkurrenter at tiltraekke og fastholde TDC's eksisterende mobilkunder ved hjaelp af tilskud til handsaet.

Danske selskaber

      Ar 2003 og i et vist omfang 2004 var en periode praeget af voldsom priskonkurrence, der i overvejende grad blev stimuleret af den internet-baserede selvbetjeningsoperator Telmore og den anden vaesentlige lavpris serviceprovider, CBB Mobil. Konsolideringen inden for mobiltelefonibranchen har dog i 2005 reduceret den takt, prisreduktioner foregar i. Til trods for priskonkurrencen steg omsaetningen fra mobilomradet vaesentligt bade i 2004 og 2005, idet den stigende trafikvolumen mere end udlignede prisfaldet. I 2004 og 2005 steg afgaende minutter gennemsnitligt med ca. 20 pct. og SMS-volumen steg endnu mere. Den stigende volumen i minutter skyldes en stigende andel af postpaid-abonnenter i forhold til det samlede antal abonnementer, samt en stigning i minutforbrug pr. abonnent (MoU).

Talkline mv.

      Talkline har oplevet en betydelig vaekst i abonnenter i 2004 og 2005. En nedgang i det gennemsnitlige minutforbrug (MoU) har dog medfort en mere beskeden vaekst i trafikvolumen. Den faldende MoU kan forklares ved en hojere andel af prepaid-kunder, og flere postpaid-kunder med lavt forbrug.

Bite

      Antallet af abonnenter i Bite er mere end tredoblet fra 2003 til 2005, og minutforbruget er fordoblet i samme periode. Den langsommere vaekst i minutforbrug kan forklares af en hojere andel af prepaid-kunder, som blev delvist opvejet af hojere minutforbrug blandt postpaid-kunder. SMS-forbruget er ni-doblet fra 198 mio. tekstbeskeder i 2003 til 1.800 mio. tekstbeskeder i 2005. I lobet af 2004 og 2005 er priskonkurrencen intensiveret og har medfort en vaesentlig prisreduktion. Isaer privat postpaid har lidt under den harde priskonkurrence med et fald i gennemsnitlig omsaetning pr. minut fra [EURO] 0,18 i forste kvartal i 2004 til [EURO] 0,06 i fjerde kvartal i 2005. Vaeksten i abonnenter forventes af flade ud over tid i takt med storre udbredelse af mobilprodukter. Bites fremtidige indtaegter og lonsomhed vil vaere afhaengig af en afdaempning af prisfaldet.

TDC SWITZERLAND

Generelt

      TDC Switzerland driver forretning inden for mobil og fastnet (herunder internet og datakommunikation), som isaer er pavirket af de samme faktorer som de danske aktiviteter hos TDC Totallosninger og TDC Mobil.

Mobil

      Antallet af kunder og trafikvolumen i TDC Switzerland steg jaevnt i 2004 og 2005. Det schweiziske mobil-marked har tidligere vaere praeget af stabile markedsandele og hoje priser. I 2. halvar 2005 er priskonkurrencen dog blevet intensiveret delvis pa grund af indtraengen af nye Serviceprovidere, MVNO'er og nye distributorer med egne varemaerker sasom Migros, Coop, Cablecom og Tele2. De fremtidige resultater vil vaere afhaengige af yderligere prisfald og TDC's evne til at kompensere for prisfald gennem stigning i forbrug (som det er lykkedes for TDC Mobil i Danmark).

      Priserne pa det schweiziske mobilmarked har ogsa vaeret pavirket af den regulatoriske udvikling i 2005. Foranlediget af en forelobig beslutning trufferet af de schweiziske konkurrencemyndigheder i forbindelse med et haevdede misbrug af markedsdominans har Swisscom i 2005 reduceret sine priser for mobilterminering med 40 pct. til CHF 0,20 pr. minut, hvilket har lagt et hardt pres pa andre schweiziske mobiloperatorer for ligeledes at nedsaette deres priser. Som en folge heraf har TDC Switzerland reduceret priserne for mobilterminering i sunrise-nettet med 19 pct. til CHF 0,30 pr. minut.

      Swisscom har efterfolgende gjort indsigelse mod TDC Switzerlands reduktion af priser for mobilterminering med baggrund i, at TDC switzerlands reduktion ikke svarede til Swisscoms reduktion. Swisscom har anmodet ComCom om at kraeve, at TDC justerer sine priser til et lavere niveau med tilbagevirkende kraft til 1. januar 2006. Hvis TDC af ComCom bliver palagt at gennemfore en sadan prisreduktion, vil det fa en negativ effekt for resultatet i TDC Switzerland.

Fastnet

      Efter TDC's opfattelse er den storste forskel mellem TDC Switzerlands fastnetaktiviteter og TDC Totallosningers danske aktiviteter, at TDC Switzerland ikke ejer sit eget access-net og derfor er afhaengig af Swisscoms levering af tjenester til dennes kunder. Swisscom har vaeret meget tilbageholdende med at give andre operatorer adgang til sit net og har heller ikke vaeret forpligtet til det i henhold til lovgivningen. Sammenlignet med telekommunikationsmarkedet i EU-medlemsstaterne har liberaliseringen af telelovgivningen vaeret bagud i Schweiz. Isaer har der ikke vaeret krav om ULL pa det schweiziske marked. Dette har betydet, at den eneste mulighed for sunrise for at tilbyde DSL har vaeret gensalg af Swisscoms produktsortiment med lav fortjeneste. I de foregaende ar er der, som pa de fleste andre vestlige markeder, foregaet en migrering til bredband fra dial-up tjenester. Pa grund af en ugunstig omkostningsstruktur har det ud fra et indtjeningssynspunkt ikke vaeret muligt at kompensere for tabet pa dial-up kunder ved vaekst inden for DSL. Efter TDC's opfattelse er det nodvendigt at opna adgang til access pa mere gunstige betingelser for at forbedre situationen. Derfor vil en vedtagelse af regler, der kraever adgang til ra kobber eller lignende foranstaltninger, vaere af afgorende betdning for det fremtidige resultat.

      Den aendrede lov om telekommunikation med hensyn til adgang til ra kobber blev vedtaget af det schweiziske parlament den 24. marts 2006. Nar loven, der implementerer reglerne, offentliggores, starter en 100 dages horingsperiode. Safremt der ingen horingssvar er, og de forordninger, der implementerer den nye lov, er faerdiggjort, traeder den nye lov i kraft. Selvom det synes usandsynligt, er der risiko for, at organisationer, der er imod loven, vil presse en folkeafstemning igennem, hvilket vil forsinke vedtagelsen yderligere med mindst et ar og vil potentielt kunne resultere i at vedtagelsen ikke gennemfores.

      TDC's schweiziske aktiviteter vil drage fordel af regler, der kraever, at Swisscom leverer samtrafiktjenester til andre telekommunikationsoperatorer, herunder TDC, pa omkostningsbaserede betingelser. Swisscom har i retten protesteret mod de af ComCom fastsatte takster for samtrafik. I andet halvar af 2006 forventes den schweiziske hojesteret at afsige dom i sagen.

TDC KABEL TV

      TDC's danske aktiviteter inden for kabel-tv genererer omsaetning fra levering af tv-signaler og tv-kanaler til private kunder, herunder enfamiliehuse og antenneforeninger, bredbandstjenester (kabelmodem) og IP-telefoni.

      TV-aktiviteterne er hovedsageligt pavirket af det antal husstande, der kan tilsluttes TDC's kabelnet (homes passed), penetrationen inden for vort geografiske daekningsomrade og konkurrence fra alternative udbydere af kabel-tv (isaer inden for boligforeningssegmentet), udbydere af satellitsignaler og TVoIP leveret via DSL eller fiberbaserede net leveret af el-selskaber.

      Bredbandsaktiviteterne pavirkes af udbredelsen af bredband, hvorvidt det lykkedes at fastholde ARPU pa basis af storre bandbredde, konkurrence fra DSL og fiberbaseret bredband og det antallet af homes passed.

      TDC forventer, at den fremtidige omsaetning fra kabel-tv vil pavirkes positivt af TDC's evne til at tilbyde triple-play losninger (TV, bredband og telefoni). TDC forventer ydermere, at introduktionen af nye tjenester og indholdstjenester sasom digitalt tv og video-on-demand vil pavirke indtaegterne positivt. Omkostninger, der vedrorer indkob af tv-programmer, er delvist pavirket af, hvorvidt det lykkedes at forhandle prisreduktioner fra programleverandorerne. Det er vigtigt for TDC's fremtidige lonsomhed, at TDC er i stand til at opna programmer til konkurrencedygtige priser.

SAERLIGE POSTER

      Driftsresultatet pavirkes af saerlige poster, som bogfores lobende. Saerlige poster er vaesentlige belob, som ikke kan henfores til den normale drift sasom storre gevinster og tab i forbindelse med frasalg af datterselskaber, saerlige nedskrivninger og omstruktureringsomkostninger mv. Poster af lignende karakter for de ikke-konsoliderede virksomheder indgar under henholdsvis resultat af associerede virksomheder og resultat af ophorte aktiviteter.

      I 2005 vedrorer saerlige poster i form af omstruktureringsomkostninger hovedsageligt fratraedelsesprogrammer i den danske forretning og omkostninger til okonomiske og juridiske radgivere i forbindelse med Transaktionerne. I 2004 vedrorte saerlige poster hovedsageligt fortjeneste pa salg af Dan Net og omstruktureringsomkostninger i forbindelse med fratraedelsesprogrammer i den danske forretning. TDC forventer at indregne yderligere saerlige poster i 2006 som folge af meddelte fratraedelsesprogrammer.

PROGRAMMER FOR OMSTRUKTURERING OG OMKOSTNINGSSTYRING

      Omsaetning og indtjening er pavirket af blandt andet den betydelige priskonkurrence, TDC moder pa sine markeder, og de prisrestriktioner, der palaegges af lovgivere. TDC's fortsatte evne til at reducere omkostninger vil derfor vaere afgorende i forbindelse med fastholdelse eller forbedring af TDC's indtjening og pengestromme.

      TDC fokuserer fortsat pa en reduktion af driftsomkostningerne. Medarbejderrelaterede omkostninger er en vaesentlig del af driftsomkostningerne, og TDC's seneste program for omkostningsreduktion har fokuseret pa en reduktion af medarbejderstaben. I lobet af de sidste 3 ar har TDC reduceret medarbejderstaben med mere end 2.200 medarbejdere gennem fortidspensionering og frivillige fratraedelsesprogrammer, og TDC forventer yderligere at kunne reducere antallet af medarbejdere i 2006 med ca. 720 medarbejdere. Disse programmers bidrag til en reduktion af driftsomkostningerne kan medfore bogforing af saerlige poster forbundet med programmerne.

TILKOB OG FRASALG

      TDC har foretaget en raekke vaesentlige tilkob og frasalg i de senere ar. Blandt de vigtigste af disse er tilkobet af Song Networks (nu TDC Song) og salget af TDC Forlag. TDC er i ojeblikket tillige ved at saelge sin minoritetsandel af Polkomtel.

      TDC's tilkob og frasalg kan pavirke driftsresultatet pa en raekke omrader, som kan pavirke sammeligneligheden mellem koncernregnskaber eller resultatet i en forretningsenhed for de forskellige regnskabsperioder. Salg af storre aktiviteter vil kunne kvalificere som ophorte aktiviteter med tilpasning af sammenligningstal. Storre gevinster og tab pa frasalg af aktiviteter kan ogsa vises som saerlige poster.

      Afhaengig af arten af den aktivitet, der saelges, kan overskudsgraden for forretningsenheden eller koncernen vaere pavirket. For eksempel betod kobet af TDC Song, som generelt havde lavere overskudsgrader end den eksisterende enhed TDC Totallosninger, at overskudsgraden for TDC Totallosninger faldt en smule i indevaerende periode pa trods af positiv udvikling i den underliggende aktivitet pa et direkte sammenligningsgrundlag.

      For yderligere oplysning om nogle af TDC's vaesentlige tilkob og frasalg henvises til afsnittet "Tilkob og Frasalg".

VAESENTLIG FREMMEDFINANSIERING OG ANDRE VIRKNINGER  AF TRANSAKTIONERNE

      Efter Transaktionerne har TDC padraget sig yderligere gaeld. Pr. 31. december 2005 ville gaelden opgjort pa proforma-basis belobe sig til DKK 76.395 mio. ([EURO]10.240 mio.) og renteudgifterne ville udgore DKK 4.936 mio. ([EURO]662 mio.). Vi forventer at have behov for mere likviditet end i tidligere ar for at kunne betale sine gaeldsforpligtelser, og disse gaeldsforpligtelser vil eventuelt ogsa kraeve, at vi anvender likviditet fra driften eller fra salg af aktiver til afdrag pa gaelden, hvilket vil medfore en lavere kontantbeholdning. Omkostningerne til fremtidig lantagning vil sandsynligvis stige som en konsekvens af vores nye kapitalstruktur. Derudover vil Udsteder fa hojere afskrivninger og amortiseringer end

TDC historisk set har haft pa grund af anvendelse af overtagelsesmetoden i Udsteders regnskab. Positive forskelsvaerdier mellem kobsprisen og dagsvaerdien af Udsteders overtagne aktiver og passiver henfores til goodwill, der vil blive testet for vaerdiforringelse. Vi forventer ligeledes at realisere lavere overskud og derfor lavere selskabsskat som folge af Transaktionerne.

SKAT

      Driftsresultatet og pengestromme pavirkes af skattesatsen. TDC's evne til at overfore kapital til Udsteder for at honorere obligationerne pavirkes ligeledes af TDC's og datterselskabernes skatteposition.

Dansk skattelovgivning blev aendret med virkning fra 15. december 2004. I medfor af disse aendringer deltager alle danske koncernselskaber (herunder majoritetsejede virksomheder) i sambeskatningen, men der vil ikke vaere sambeskatning med udenlandske koncernselskaber. Som folge heraf kan TDC miste skattemaessige underskud, som forhen kunne udnyttes. Der er foretaget hensaettelser til den forventede effekt af denne aendring i koncernregnskabet.

VAESENTLIG REGNSKABSPRAKSIS

      Der henvises til noterne i TDC's koncernregnskab for en mere detaljeret beskrivelse af vaesentlige skon og anvendt regnskabspraksis, der pavirker TDC's driftsresultat og balance.

SAMMENLIGNING AF REGNSKABSARENE 2004 OG 2005.

      Folgende regnskabsberetning bor laeses sammen med TDC's koncernregnskab, der er medtaget andetsteds i dette tilbudsdokument.

TDC KONCERNEN

OMSAETNING

      TDC's omsaetning udgjorde DKK 46.588 mio. ([EURO]6.243 mio.) i 2005, hvilket svarer til en stigning pa DKK 4.249 mio. ([EURO]569,5 mio.) eller 10,0 pct. i forhold til 2004. Denne stigning kan primaert henfores til indregning af tilkobte selskaber, herunder tilkob af yderligere ejerandele, men kan herudover tilskrives vaekst i mobilforretningerne i Danmark og Tyskland, den danske bredbandsforretning samt den danske kabel-tv-forretning. Denne fremgang blev delvist modvirket af lavere omsaetning fra traditionel fastnettelefoni i den danske forretning som folge af migrering fra fastnet til mobiltelefoni og til private IP-baserede net. Korrigeret for tilkobte og frasolgte virksomheder, som er beskrevet i tilbudsdokumentet, var stigningen i 2005 pa DKK 1.847 mio. ([EURO]247,5 mio.) eller 4,6 pct. sammenlignet med 2004.

                                                                     KORRIGERET
                                                           VAEKST      VAEKST
 TDC KONCERNEN                      2004        2005       (PCT.)     (PCT.) 2
 ------------------------------  ----------  ----------  ----------  ----------
                                         DKK MIO.
OMSAETNING
TDC Totallosninger.............    18.590      21.631       16,4        (0,2)
TDC Mobile International.......    15.105      16.039        6,2        13,4
     Danske forretninger.......     6.503       7.151       10,0        10,0
     Talkline mv...............     7.675       7.763        1,1        15,7
     Bite......................       927       1.125       21,4        21,4
TDC Switzerland................     9.692       9.582       (1,1)       (3,4)
TDC Kabel TV...................     1.766       2.107       19,3        19,3
Andre aktiviteter1.............    (2.814)     (2.771)       1,5         1,5
                                 ----------  ----------  ----------  ----------
TDC Koncernen..................    42.339      46.588      10,0          4,6
                                 ==========  ==========  ==========  ==========

-------------------
1    Omfatter TDC Services, og elimineringer.

2    Korrigeret for tilkobte og frasolgte datterselskaber.

TRANSMISSIONSOMKOSTNINGER OG VAREFORBRUG

      TDC's transmissionsomkostninger og vareforbrug steg med DKK 1.474 mio. ([EURO]197,5 mio.) eller 9,4 pct. i 2005 til DKK 17.104 mio. ([EURO]2.292 mio.)
Stigningen kan fortrinsvis henfores til tilkob af virksomheder i TDC Totallosninger. Hertil kommer hojere transmissionsomkostninger i TDC Mobile International som folge af oget tale- og SMS-trafik. Dette er delvist opvejet af lavere omkostninger i TDC Switzerland relateret til lavere salg af handsaet samt lavere mobiltermineringspriser. Korrigeret for tilkobte og frasolgte selskaber var stigningen DKK 433 mio. ([EURO]58 mio.) eller 3,1 pct.

ANDRE EKSTERNE OMKOSTNINGER

      Andre eksterne omkostninger, herunder omkostninger til markedsforing og kundeakkvisitioner samt husleje, leasing og serviceaftaler udgjorde DKK 9.110 mio.([EURO]1.221 mio.) i 2005, hvilket var en stigning pa DKK 993 mio. ([EURO]133 mio.) eller 12,2 pct. i forhold til 2004. Denne udvikling kan tilskrives TDC Mobile International som folge af ogede kundeakkvisitionsomkostninger i Talkline og Bite. Endvidere kan stigningen relateres til TDC Switzerland grundet tilkobet af sunrise business communications samt ogede omkostninger til drift af flere mobilmastepositioner ved udgangen af 2005. Korrigeret for tilkobte og frasolgte selskaber var der en stigning pa DKK 748 mio. ([EURO]100,2 mio.) eller 9,5 pct.

PERSONALEOMKOSTNINGER

      TDC's personaleomkostninger steg med DKK 795 mio. ([EURO]106,5 mio.) eller 11,6 pct. til DKK 7.628 mio. ([EURO]1.022 mio.) Stigningen kan primaert henfores til en vaekst i det gennemsnitlige antal fuldtidsbeskaeftigede medarbejdere pa 929 eller 4,9 pct., hovedsageligt grundet tilkob af selskaber i TDC Totallosninger og TDC Switzerland. Endvidere er stigningen relateret til lavere indtaegter vedrorende de ydelsesbaserede pensionsordninger for danske ansatte pa tjenestemandslignende vilkar. Dette er delvist opvejet af reducerede personaleomkostninger som folge af faerre medarbejdere i den danske forretning. Fratraedelsesprogrammerne har i 2005 omfattet 574 medarbejdere. Korrigeret for kob og salg af selskaber steg personaleomkostningerne med DKK 191 mio. ([EURO]25.6 mio.) eller 2,9 pct.

                                                                     KORRIGERET
                                                           VAEKST      VAEKST
 TDC KONCERNEN                      2004        2005       (PCT.)     (PCT.) 2
 ------------------------------  ----------  ----------  ----------  ----------
                                        DKK MIO.
EBITDA FOR SAERLIGE POSTER
TDC Totallosninger.............     5.872       6.648       13,2         4,1
TDC Mobile International.......     2.677       2.809        4,9         6,1
    Danske forretninger........     2.035       2.205        8,4         8,4
    Talkline mv................       451         416       (7,8)       (1,1)
    Bite.......................       191         188       (1,6)       (1,6)
TDC Switzerland................     2.457       2.584        5,2         5,3
TDC Kabel TV...................       351         470       33,9        33,9
Andre aktiviteter1.............       639         492      (23,0)      (23,0)
                                 ----------  ----------  ----------  ----------
TDC Koncernen..................    11.996      13.003        8,4         4,0
                                 ==========  ==========  ==========  ==========

-------------------
1    Omfatter TDC Services, TDC A/S og elimineringer.

2    Korrigeret for tilkobte og frasolgte datterselskaber.

RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA FOR SAERLIGE POSTER)

      TDC's EBITDA for saerlige poster steg med DKK 1.007 mio. ([EURO]134,9 mio.) eller 8,4 pct. til DKK 13.003 mio. ([EURO]1.742,7 mio.) Vaeksten er primaert relateret til TDC Totallosninger, hvor EBITDA for saerlige poster steg med DKK 776 mio. ([EURO]104 mio.) eller 13,2 pct., hvilket hovedsageligt kan henfores til tilkobte og frasolgte selskaber. I TDC Mobile International steg EBITDA for saerlige poster med DKK 132 mio. ([EURO]17,7 mio.) eller 4,9 pct., hvilket kan henfores til vaekst i den danske forretning. Endvidere steg EBITDA for saerlige poster i TDC Kabel TV med DKK 119 mio. ([EURO]15,9 mio.) eller 33,9 pct., som folge af en stigning i omsaetningen drevet af flere kunder i savel kabel-tv som internetforretningen. Stigningen var delvist modvirket af lavere EBITDA for saerlige poster i 'Andre aktiviteter', der faldt DKK 147 mio. ([EURO]19,7 mio.) eller 23,0 pct. primaert relateret til lavere indtaegter vedrorende de ydelsesbaserede pensionsordninger for danske ansatte pa tjenestemandslignende vilkar. Korrigeret for tilkobte og frasolgte selskaber var vaeksten i EBITDA for saerlige poster DKK 475 mio. ([EURO]63,7 mio.)
eller 4,0 pct.

AFSKRIVNINGER, AMORTISERINGER OG NEDSKRIVNINGER FOR VAERDIFORRINGELSE

      Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse steg med DKK 129 mio. ([EURO]17,3 mio.) eller 1,9 pct. til DKK 6.790 mio. ([EURO]910 mio.) i 2005. Denne stigning kan hovedsageligt henfores til tilkobte selskaber, delvist opvejet af nedskrivninger pa software og netudstyr i 2004.

RESULTAT AF PRIMAER DRIFT FOR SAERLIGE POSTER

      Resultat af primaer drift for saerlige poster steg DKK 878 mio. ([EURO]117,7 mio.) eller 16,5 pct. til DKK 6.213 mio. ([EURO]832,7 mio.), hvilket primaert kan henfores til det forogede EBITDA for saerlige poster, delvist modvirket af hojere amortiseringer, af- og nedskrivninger.

SAERLIGE POSTER

      I 2005 omfattede saerlige poster udelukkende omstruktureringsomkostninger mv. og udgjorde DKK (968) mio. ([EURO](130) mio.) for skat og DKK (817) mio. ([EURO](110) mio.) efter skat. Disse vedrorte isaer fratraedelsesprogrammerne i den danske forretning samt omkostninger til finansielle og juridiske radgivere i forbindelse Transaktionerne. Belobet indeholder desuden et ars yderligere vederlag til Bestyrelsen pa DKK 6 mio. ([EURO]0,8 million) for et hojt aktivitetsniveau med 16 ekstra Bestyrelsesmoder forud for Erhvervelsen. Derudover er indeholdt to gange det arlige vederlag til Bestyrelsens Formand og Naestformand, som pa vegne af Bestyrelsen har tilrettelagt processen, gennemfort samtlige forhandlinger og ledet enhver kontakt til Investorerne.

      I 2004 udgjorde saerlige poster DKK 385 mio. ([EURO]52 mio.) for skat og DKK 741 ([EURO]99 mio.) efter skat. Fortjeneste ved frasalg af storre virksomheder udgjorde DKK 943 mio. ([EURO]126 mio.) for skat og vedrorte isaer salget af Dan Net. Omstruktureringsomkostninger udgjorde DKK (558) mio. ([EURO](75) mio.) for skat og omfattede primaert fratraedelsesprogrammer i den danske forretning. Efter skat udgjorde omstruktureringsomkostningerne DKK (192) mio. ([EURO]26 mio.), hvoraf DKK 199 mio. ([EURO]27 mio.) vedrorte en aendring af den skattemaessige vaerdi af goodwill i Talkline.

RESULTAT AF ASSOCIEREDE VIRKSOMHEDER

      Resultat efter skat af associerede virksomheder udgjorde i 2005 DKK 334 mio. ([EURO]45 mio.) i forhold til DKK 5.632 mio. ([EURO]755 mio.) i 2004 svarende til en tilbagegang pa DKK 5.298 mio. ([EURO]710 mio.). Dette fald skyldes primaert fortjeneste ved salg af Belgacom i 2004.

FINANSIELLE POSTER

      Finansielle poster inklusive dagsvaerdireguleringer omfatter finansielle indtaegter, finansielle omkostninger og dagsvaerdireguleringer. Finansielle poster inklusive dagsvaerdireguleringer udgjorde DKK (1.056) mio.([EURO](141) mio.) i 2005 mod DKK (716) mio. ([EURO](96) mio.) i 2004.

      I 2005 udgjorde dagsvaerdireguleringerne i alt DKK (184) mio. ([EURO](25) mio.), der isaer vedrorer negative dagsvaerdireguleringer af TDC's obligationsbeholdning samt derivater.

      I 2004 udgjorde dagsvaerdireguleringerne en indtaegt pa i alt DKK 178 mio. ([EURO]24 mio.) der i alt vaesentlighed kan henfores til kursregulering af et finansielt tilgodehavende. Kursreguleringen indgar under andre dagsvaerdireguleringer.

      Finansielle indtaegter udgjorde DKK 2.454 mio. ([EURO]329 mio.) i 2005, hvilket er et fald pa DKK 93 mio. ([EURO]13 mio.) i forhold til DKK 2.547 mio. ([EURO]341 mio.) i 2004.

      Finansielle omkostninger udgjorde DKK (3.326) mio. ([EURO](446) mio.) i 2005 mod DKK (3.441) mio. ([EURO](461) mio.) i 2004, hvilket er et fald pa DKK 115 mio. ([EURO]15 mio.).

      Finansielle nettoomkostninger eksklusive dagsvaerdireguleringer udgjorde i 2005 DKK (872) mio. ([EURO](117) mio.), hvilket er et fald pa DKK 22 mio. ([EURO]3 mio.) i forhold til 2004. Denne udvikling skyldes isaer positive valutakursreguleringer, der er modvirket af hojere nettorenteomkostninger bl.a. som folge af renter i forbindelse med skattesager i 2004.

SKAT

      Skat af arets resultat udgjorde DKK 1.026 mio. ([EURO]138 mio.) i 2005. Dette er et fald pa DKK 15 mio. ([EURO]2 mio.) eller 1,4 pct. i forhold til 2004. Skat vedrorende arets resultat eksklusive saerlige poster og dagsvaerdireguleringer udgjorde DKK 1.224 mio. ([EURO]164 mio.) i 2005, hvilket er DKK 136 mio. ([EURO]18 mio.) eller 10,0 pct. mindre end i 2004. Den effektive skatteprocent eksklusive saerlige poster og dagsvaerdireguleringer var pa 21,6 pct. i 2005 mod 27,2 pct. I 2004. Faldet i den effektive skatteprocent fra 2004 til 2005 skyldes primaert engangseffekt fra nedsaettelsen af selskabsskatten fra 30 pct. til 28 pct., hvilket medforte en reduktion af koncernens udskudte skatteforpligtelse.

      Skat vedrorende saerlige poster udgjorde en skatteindtaegt pa DKK 151 mio. ([EURO]20 mio.) i 2005, hvor skatteindtaegten i 2004 udgjorde DKK 356 mio. ([EURO]48 mio.), et fald pa 58%.

      Skat vedrorende dagsvaerdireguleringer resulterede i en skatteindtaegt pa DKK 47 mio. ([EURO]6 mio.) i modsaetning til en skatteomkostning pa DKK 37 mio. ([EURO]5 mio.) i 2004.

ARETS RESULTAT AF OPHORTE AKTIVITETER

      Arets resultat af ophorte aktiviteter steg fra DKK 315 mio. ([EURO]42 mio.) i 2004 til DKK 3.953 mio. ([EURO]530 mio.) i 2005, hvilket hovedsageligt skyldes fortjeneste ved salget af TDC Forlag pr. 30. november 2005.

ARETS RESULTAT

      Arets resultat inklusive saerlige poster og dagsvaerdireguleringer faldt med DKK 2.460 mio. ([EURO]330 mio.) eller 24,8 pct. til DKK 7.450 mio. ([EURO]999 mio.). Arets resultat eksklusive saerlige poster og dagsvaerdireguleringer steg med DKK 756 mio. ([EURO]101 mio.) eller 19,2 pct. til DKK 4.699 mio. ([EURO]630 mio.), hvilket primaert kan henfores til det forogede EBIT samt lavere skat som folge af en aendring i dansk skattelovgivning.

BALANCE

      TDC koncernens balance udgjorde ved udgangen af 2005 DKK 93.524 mio. ([EURO]12,537 mio.) svarende til en stigning pa DKK 3.260 mio. ([EURO]437 mio.) i forhold til 2004. Stigningen pa aktivsiden i 2005 kan isaer tilskrives en stigning i likvider som folge af salget af TDC Forlag.

      Egenkapitalen udgjorde i alt DKK 43.795 mio.([EURO]5.869 mio.) ved udgangen af 2005. Det er en stigning pa DKK 4.945 mio. ([EURO]663 mio.) i forhold til aret for, som primaert kan henfores til arets resultat for 2005 pa DKK 7.450 mio. ([EURO]999 mio.). Stigningen blev delvist modvirket af udbetalt udbytte vedrorende indkomstaret 2004 pa DKK 2.440 mio. ([EURO]327 mio.).

      Forpligtelser i alt udgor DKK 49.729 mio. ([EURO]6.665 mio.) i 2005 svarende til et fald pa DKK 1.685 mio. ([EURO]226 mio.) eller 3,3 pct. sammenlignet med ultimo 2004. Faldet skyldes primaert lavere hensatte skatteforpligtigelser.

      Den rentebaerende nettogaeld er i lobet af 2005 faldet med DKK 3.617 mio. ([EURO]492 mio.) til DKK 16.475 mio. ([EURO]2.208 mio.) ved udgangen af aret. Udviklingen er primaert resultatet af positive pengestromme fra driften og salget af TDC Forlag, delvist modvirket af anlaegsinvesteringer og en forogelse af ejerandelen i HTCC samt kobet af Dotcom Solutions AB og sunrise business communications.

TDC TOTALLOSNINGER

      TDC Totallosninger udbyder et bredt sortiment af kommunikationslosninger savel pa det danske hjemmemarked som i de nordiske lande, samt gennem HTCC pa det ungarske marked. Aktiviteterne omfatter fastnettelefoni, konvergensprodukter (kombinerer fastnettelefoni med mobiltelefoni), datakommunikation og internettjenester herunder bredbandslosninger samt sikkerheds- og hostingtjenester, udleje af faste kredslob, terminalsalg og installation.

      Ved udgangen af 2005 havde TDC Totallosninger 4,5 mio. kunder fordelt med 4,1 mio. kunder pa det danske marked og 392.000 kunder i de internationale datterselskaber. Antallet af fuldtidsbeskaeftigede medarbejdere udgjorde ved udgangen af 2005 12.231. Omsaetningen var DKK 21.631 mio. ([EURO]2.899 mio.) i 2005, mens EBITDA for saerlige poster udgjorde DKK 6.648 mio. ([EURO]891 mio.). TDC Totallosninger A/S, der beskaeftigede 8.912 medarbejdere ved slutningen af 2005, har betydelige aktiviteter i en raekke selskaber. TDC Song (der omfatter selskaber i Danmark, Norge, Sverige og Finland) er en 100 pct. ejet pan-nordisk netoperator, som primaert opererer pa erhvervsmarkedet, med 797 fuldtidsbeskaeftigede medarbejdere ved slutningen af 2005. HTCC er en 63,4 pct. ejet fastnet- og datakommunikationsleverandor i Ungarn med 685 fultidsbeskaeftigede medarbejdere ved udgangen af 2005. TDC Dotcom er en betydelig udbyder af teleinfrastrukturlosninger til virksomheder i Sverige, og havde ved slutningen af 2005 760 fuldtidsbeskaeftigede medarbejdere. TDC Totallosninger ejer endvidere 100 pct. af NetDesign, som ved udgangen af 2005 havde 171 fuldtidsbeskaeftigede medarbejdere, og er en forende dansk udbyder af IP/LAN-infrastruktur til erhvervskunder, og 100 pct. af Contactel, der er frasolgt med virkning fra 2. februar 2006. Contactel er en tjekkisk internet-og fastnetudbyder, der ved udgangen af 2005 havde 264 fuldtidsbeskaeftigede medarbejdere.

FORRETNINGSOMRADER

      I det folgende beskrives TDC Totallosningers vaesentligste forretningsomrader.

Fastnettelefoni

      Fastnettelefoni repraesenterer den storste andel af omsaetningen i TDC Totallosninger og udgjorde DKK 10.453 mio. ([EURO]1.401,0 mio.) i 2005, svarende til 48 pct. af omsaetningen. I 2004 udgjorde andelen 52 pct. Forretningsomradet bestar af fastnettelefoni pa detailomradet, som omfatter trafik og abonnementer, samt engrosfastnettelefoni, som hovedsageligt omfatter national og international transittrafik, samt indtaegter fra tjenesteudbydere i Danmark. Ud af den samlede omsaetning for fastnettelefoni udgor TDC Song og HTCC i alt DKK 1.597 mio. ([EURO]214 mio.).

      Antallet af fastnetkunder i TDC Totallosninger A/S er vigende som folge af migrering til mobiltelefoni og IP-baserede teknologier. For at imodega denne udvikling har tendensen pa markedet vaeret en oget fokusering pa flat rate-produkter, og TDC Totallosninger A/S introducerede i 2004 produktet TDC Samtale, der giver mulighed for ubegraenset national fastnettelefoni om aftenen og i weekenden til en fast manedlig pris. Dette produkt blev godt modtaget af kunderne og i forlaengelse af denne succes lancerede TDC Totallosninger A/S i 2005 produktet TDC Samtale Dogn, der udvider tidsrummet for ubegraenset national fastnettelefoni til at omfatte hele dognet. I starten af 2006 har TDC Totallosninger endvidere introduceret IP-telefoni (VoIP) til privatmarkedet.

Datakommunikation og internettjenester

      Omsaetningen fra datakommunikation og internettjenester udgjorde DKK
5.000 mio. ([EURO]670 mio.) i 2005 svarende til en andel pa 23 pct. af den samlede omsaetning sammenlignet med 21 pct. i 2004. Forretningsomradet omfatter primaert bredbandslosninger, IP-baserede private net, dial up-losninger og datatjenester. Ud af den samlede omsaetning for datakommunikation og internettjenester bidrager TDC Song og HTCC med i alt DKK 1.171 mio. ([EURO]157 mio.). Migreringen fra dial up-internet mod bredbandslosninger fortsatte i 2005, og bredbandspenetrationen pr. husstand pa det danske marked steg. Med henblik pa at imodega den stadig stigende konkurrence pa bredbandsmarkedet ivaerksatte TDC Totallosninger en raekke kampagner og prisaendringer i 2005, der bl.a. gav kunderne hojere hastigheder til uaendret pris. Yderligere fordoblede TDC Totallosninger DSL-tophastigheden til det danske privatmarkedet med lanceringen af 8 Mpbs hastighed. I 2005 lancerede TDC Totallosninger endvidere TDC TV, der giver mulighed for TVoIP, og lancerede i januar 2006 VoIP til privatmarkedet. I efteraret 2005 lancerede TDC Totallosninger gennem TDC Song endvidere bredbandslosninger til det svenske marked med hastigheder op til 28 Mpbs.

Terminalsalg, installationer m.v.

      Terminalsalg var med en omsaetning pa DKK 3.172 mio. ([EURO]425 mio.) i 2005 den tredjestorste bidragyder til omsaetningen i TDC Totallosninger svarende til en andel pa 15 pct. sammenlignet med 14 pct. i 2004. Forretningsomradet omfatter salg og installation af udstyr og spaender fra salg af fastnet- og mobiltelefoner til storre omstillingsanlaeg med tilhorende serviceaftaler. Ud af den samlede omsaetning for terminaler, installationer m.v. bidrager NetDesign og Dotcom Solutions samlet med DKK 670 mio. ([EURO]89 mio.).

Udleje af faste kredslob

      Omsaetningen fra udleje af faste kredslob udgjorde DKK 1.538 mio. ([EURO]206 mio.) i 2005 eller 7 pct. af den samlede omsaetning sammenholdt med 6 pct. i 2004. Forretningsomradet omfatter bade nationale og internationale faste kredslob. Ud af den samlede omsaetning for udleje af faste kredslob udgor TDC Song og HTCC i alt DKK 422 mio. ([EURO]56 mio.).

      Til trods for den stigende omsaetning inden for udleje af faste kredslob, der er drevet af tilkob af selskaber, er markedet for udleje af faste kredslob faldende, idet konkurrencen fra IP-baserede net oges, hvilket medforer en migrering af kunder til IP-baserede losninger.

Orige

      Den resterende del af omsaetningen i TDC Totallosninger udgjorde DKK
1.468 mio. ([EURO]197 mio.) eller 7 pct. af den samlede omsaetning og omfatter primaert servicetelefontjenester, eksempelvis nummeroplysningen, og mobiltelefoni, primaert Duet, et konvergensprodukt, der kombinerer fastnettelefoni og mobiltelefoni.

OKONOMISK UDVIKLING

      TDC Totallosninger har haft en vaekst i omsaetning og EBITDA for saerlige poster pa henholdsvis 16,4 pct. og 13,2 pct., hvilket primaert kan henfores til opkob af nye aktiviteter. Korrigeret for tilkobte og frasolgte selskaber faldt omsaetningen med 0,2 pct. hovedsageligt som folge af lavere omsaetning fra fastnettelefoni, delvist opvejet af oget omsaetning fra datakommunikation og internettjenester. Korrigeret for tilkobte og frasolgte selskaber steg EBITDA for saerlige poster 4,1 pct., hvilket hovedsageligt skyldes vaekst inden for datakommunikation og internettjenester, samt stram omkostningsstyring i den danske forretning. EBITDA-marginen udgjorde 30,7 pct. i 2005 mod 31,6 pct. i 2004. Den lavere margin i 2005 skyldes primaert kobet af selskaber med lavere EBITDA-margin for saerlige poster, herunder TDC Song. Forholdet mellem anlaegsinvesteringer og omsaetning er faldet fra 13,2 pct. i 2004 til 12,1 pct. i 2005 primaert grundet tilkobte selskaber, der afholder relativt faerre investeringer sammenlignet med TDC Totallosninger A/S.

                                                                                     Eksklusive saerlige poster
                                                                                  -------------------------------
                                                                                                         Vaekst
 TDC TOTALLOSNINGER                                                                 2004       2005      (pct.)
 -------------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                         DKK MIO.
OMSAETNING...................................................................      18.590     21.631      16,4
Driftsomkostninger i alt for afskrivninger mv................................     (12.887)   (15.130)    (17,4)
Andre indtaegter og omkostninger.............................................         169        147     (13,0)
RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER
  (EBITDA FOR SAERLIGE POSTER)...............................................       5.872      6.648      13,2
Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse........      (3.549)    (3.754)     (5,8)
                                                                                  ---------  ---------
RESULTAT AF PRIMAER DRIFT FOR SAERLIGE POSTER................................       2.323      2.894      24,6
                                                                                  =========  =========
ANLAEGSINVESTERINGER 1.......................................................       2.447      2.624      (7,2)

NOGLETAL
EBITDA-margin 2..............................................................        31,6       30,7       --
Anlaegsinvesteringer/omsaetning 1............................................        13,2       12,1       --

KUNDEBASE (ULTIMO ARET) (1.000)
Fastnetkunder................................................................       2.910      2.984       2,5
Mobilkunder..................................................................         369        369       0,0
Internetkunder...............................................................       1.157      1.130      (2,3)
Ovrige.......................................................................           0          1       --
                                                                                  ---------  ---------
SAMLET KUNDEBASE.............................................................       4.436      4.484       1,1
                                                                                  =========  =========
ANTAL MEDARBEJDERE 3.........................................................      11.432     12.231       7,0

-------------------
1    Anlaegsinvesteringer eksklusive kob af ejerandele i andre selskaber.

2 Resultat for afskrivninger, amortiseringer og saerlige poster divideret med omsaetning.

3 Antallet af medarbejdere er baseret pa antallet af fuldtidsaekvivalente medarbejdere inklusive fastansatte, elever og midlertidige ansatte ultimo aret.

OMSAETNING

      Omsaetningen i TDC Totallosninger udgjorde DKK 21.631 mio. ([EURO]2,899 mio.) i 2005, svarende til en stigning pa DKK 3.041 mio. ([EURO]408 mio.) eller 16,4 pct. i forhold til 2004. Stigningen i omsaetningen skyldes primaert TDC Song og HTCC. Korrigeret for tilkobte og frasolgte selskaber udgor omsaetningen DKK 17.524 mio. ([EURO]2.349 mio.) svarende til et fald pa DKK 30 mio. ([EURO]4 mio.) eller 0,2 pct.

      Omsaetningen fra fastnettelefoni pa detailomradet udgjorde DKK 8.059 mio. ([EURO]1.080 mio.) i 2005 svarende til en stigning pa DKK 606 mio. ([EURO]81 mio.) eller 8,1 pct. Omsaetningen fra abonnementer steg med DKK 144 mio. ([EURO]19 mio.) i 2005 eller 3,9 pct. til DKK 3.803 mio. ([EURO]510 mio.) i 2005. Stigningen var overvejende relateret til TDC Song og HTCC og blev delvist modvirket af et fald i den samlede danske fastnetkundebase pa ca. 127.000 eller 5,3 pct. til 2,3 mio. ved udgangen af 2005. Nedgangen i fastnetkunder daekker dog over en stigning i TDC Samtale og TDC Samtale Dogn, der steg med 148.000 kunder eller 85,7 pct. til at udgore 321.000 kunder i 2005.

      Omsaetningen fra fastnettrafik udgjorde DKK 4.256 mio. ([EURO]570 mio.) svarende til en stigning pa DKK 462 mio. ([EURO]62 mio.) eller 12,2 pct. Stigningen er hovedsageligt drevet af indregningen af TDC Song og HTCC, delvist modvirket af lavere omsaetning fra den traditionelle danske fastnettrafik. Saledes faldt den danske fastnettrafik med 0,8 mia. minutter eller 9,2 pct. Det hojere fald i fastnettrafikken i forhold til faldet i antallet af fastnetkunder vidner om et fald i antallet af forbrugte minutter (MoU), hvilket skal henfores til, at det hovedsageligt er kunder med et hojt minutforbrug, der vaelger at migrere til alternative losninger.

      Korrigeret for tilkobte og frasolgte selskaber udgjorde omsaetningen fra fastnettelefoni pa detailomradet DKK 6.795 mio. ([EURO]911 mio.) svarende til et fald pa DKK 332 mio. ([EURO]45 mio.) eller 4,7 pct.

      Omsaetningen fra fastnettelefoni pa engrossalgsomradet steg med DKK 204 mio. ([EURO]27,3 mio.) eller 9,3 pct. til DKK 2.394 mio. ([EURO]321 mio.). Stigningen er overvejende relateret til HTCC og TDC Song, delvist modvirket af et fald i den samlede danske engrostrafik. Korrigeret for tilkobte og frasolgte selskaber udgjorde omsaetningen fra fastnettelefoni pa engrossalgsomradet DKK
2.061 mio. ([EURO]276 mio.) svarende til et fald pa DKK 129 mio. ([EURO]17 mio.) eller 5,9 pct.

      Omsaetningen fra datakommunikation og internettjenester udgjorde DKK
5.000 mio. ([EURO]670 mio.) i 2005, svarende til en stigning pa DKK 1.160 mio. ([EURO]156 mio.) eller 30,2 pct. Stigningen er hovedsageligt fremkommet som folge af indregningen af TDC Song og HTCC, delvist modvirket af salget af Dan Net i august 2004. Yderligere er stigningen drevet af vaekst pa DSL-omradet, delvist modsvaret af et fald i omsaetning fra dial up-kunder. Saledes steg TDC Totallosninger samlede bredbandskundebase fra 549.000 i 2004 til 689.000 ved udgangen af 2005. Korrigeret for tilkobte og frasolgte selskaber udgjorde omsaetningen fra datakommunikation og internettjenester DKK 3.829 mio. ([EURO]513 mio.), svarende til en stigning pa DKK 346 mio. ([EURO]46 mio.) eller 9,9 pct.

      Omsaetning fra terminaler, installationer m.v. udgjorde DKK 3.172 mio. ([EURO]425 mio.) i 2005, hvilket er DKK 594 mio. ([EURO]80 mio.) eller 23,0 pct. hojere end i 2004. Stigningen relaterer sig primaert til indregningen af NetDesign og Dotcom Solutions, delvist modvirket af et hojere salg af medarbejder-pc'er i TDC Totallosninger A/S i 2004. Korrigeret for tilkobte og frasolgte selskaber udgjorde omsaetningen fra terminaler, installationer mv. DKK 2.429 mio. ([EURO]326 mio.) svarende til et fald pa DKK 50 mio. ([EURO]7 mio.) eller 2,0 pct.

      Omsaetningen fra udleje af faste kredslob steg med DKK 421 mio. ([EURO]56 mio.) eller 37,7 pct. til DKK 1.538 mio. ([EURO]206 mio.) i 2005. Den ogede omsaetning skyldes hovedsageligt indregningen af HTCC og TDC Song. Stigningen er delvist modvirket af mindre omsaetning fra nationale faste kredslob samt lavere omsaetning fra servicering af selskaber med private datalinjer. Korrigeret for tilkobte og frasolgte selskaber udgjorde omsaetningen fra udleje af faste kredslob DKK 1.058 mio. ([EURO]142 mio.) svarende til et fald pa DKK 29 mio. ([EURO]4 mio.) eller 2,7 pct.

TRANSMISSIONSOMKOSTNINGER OG VAREFORBRUG

      Transmissionsomkostninger og vareforbrug udgjorde DKK 6.980 mio. ([EURO]936 mio.) i 2005. Sammenholdt med 2004 svarer det til en stigning pa DKK
1.594 mio. ([EURO]214 mio.) eller 29,6 pct. Stigningen er hovedsageligt forekommet som folge af indregningen af TDC Song, HTCC, NetDesign og Dotcom Solutions. Stigningen er delvist opvejet af mindre fastnettrafik i den danske forretning, hvilket modsvarer den faldende omsaetning pa fastnettelefoni. Korrigeret for tilkobte og frasolgte selskaber udgjorde transmissionsomkostninger og vareforbrug DKK 4.735 mio. ([EURO]635 mio.) svarende til et fald pa DKK 121 mio. ([EURO]16 mio.) eller 2,5 pct.

ANDRE EKSTERNE OMKOSTNINGER

      Andre eksterne omkostninger steg med DKK 58 mio. ([EURO]8 mio.) eller 1,5 pct. til DKK 3.824 mio. ([EURO]513 mio.) i 2005. Forogelsen af andre eksterne omkostninger relaterer sig primaert til indregningen af TDC Song, HTCC, NetDesign og Dotcom Solutions, som er delvist opvejet af stram omkostningsstyring i TDC Totallosninger A/S. Korrigeret for tilkobte og frasolgte selskaber udgjorde andre eksterne omkostninger DKK 3.396 mio. ([EURO]455 mio.) svarende til et fald pa DKK 234 mio.([EURO]31 mio.) eller 6,4 pct.

PERSONALEOMKOSTNINGER

      I 2005 steg personaleomkostningerne med DKK 591 mio. ([EURO]79 mio.) eller 15,8 pct. til DKK 4.326 mio. ([EURO]580 mio.). Udviklingen i personaleomkostningerne kan hovedsageligt henfores til en stigning i det gennemsnitlige antal fuldtidsbeskaeftigede med 1.041 eller 9,4 pct. grundet indregningen af TDC Song, NetDesign, HTCC, delvist opvejet af salget af Dan Net. I TDC Totallosninger A/S steg personaleomkostningerne som folge af generelle lonstigninger samt oget ressourceforbrug til vedligeholdelse af nettet. Stigningen er delvist opvejet af et fald i det gennemsnitlige antal fuldtidsbeskaeftigede med 460 til 9.310, grundet fratraedelsesprogrammerne. Korrigeret for tilkobte og frasolgte virksomheder steg personaleomkostningerne med DKK 39 mio. ([EURO]5 mio.) eller 1,1 pct. til DKK 3.533 mio. ([EURO]474 mio.).

RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA FOR SAERLIGE POSTER)

      TDC Totallosningers EBITDA udgjorde DKK 6.648 mio. ([EURO]891 mio.) i 2005 svarende til en stigning pa DKK 776 mio. ([EURO]104 mio.) eller 13,2 pct. Udviklingen skyldes primaert tilkobte og frasolgte selskaber, og korrigeret herfor udgjorde EBITDA DKK 5.979 mio. ([EURO]801 mio.) svarende til en stigning pa DKK 237 mio. ([EURO]32 mio.) eller 4,1 pct. hovedsageligt grundet oget vaekst inden for datakommunikation og internettjenester samt stram omkostningsstyring i den danske forretning.

AFSKRIVNINGER, AMORTISERINGER OG NEDSKRIVNINGER FOR VAERDIFORRINGELSE

      Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse i TDC Totallosninger steg med DKK 205 mio. ([EURO]28 mio.) eller 5,8 pct. til DKK
3.754 mio. ([EURO]503 mio.) i 2005. Stigningen i afskrivninger kan primaert henfores til tilkobte og frasolgte selskaber, delvist opvejet af hojere softwarenedskrivninger i 2004 i TDC Totallosninger A/S. Korrigeret for tilkobte og frasolgte selskaber faldt afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse med DKK 272 mio. ([EURO]37 mio.) eller 7,9 pct.

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

RESULTAT FOR FINANSIELLE POSTER OG SKAT (EBIT)

      EBIT udgjorde DKK 2.894 mio. ([EURO]389 mio.) i 2005 svarende til en stigning pa DKK 571 mio. ([EURO]77 mio.) eller 24,6 pct. Stigningen skyldes et hojere EBITDA for saerlige poster, delvist modvirket af de hojere afskrivninger.

TDC MOBILE INTERNATIONAL

      TDC Mobile International er den forende udbyder af mobilkommunikationslosninger i Danmark og udbyder desuden mobiltelefoni i Storbritannien, Tyskland, Litauen og Letland, samt har mindre aktieposter i mobilselskaber i Ostrig og Polen (der er til salg). Aktiviteterne omfatter mobiltaletelefoni, terminalsalg, mobile datatjenester samt salg af trafik til MVNO-tjenesteudbydere i Danmark, Litauen, Letland og Ostrig.

      Det danske marked for mobiltelefoni har gennem de sidste ar oplevet en betydelig priskonkurrence. Priserne har i 2005 stabiliseret sig som folge af konsolidering blandt mobiloperatorerne. Indtjeningen har i lighed med 2004 vaeret negativt pavirket af mange kunders valg af billigere mobillosninger baseret pa selvbetjening via Internettet.

      TDC Mobile International havde ved udgangen af 2005 2.434 fuldtidsbeskaeftigede medarbejdere, mens antallet af kunder udgjorde 7,4 mio., fordelt med 2,2 mio. kunder i de danske forretninger, 3,4 mio. kunder i Talkline mv. og 1,7 mio. kunder i Bite. Omsaetning og EBITDA for saerlige poster i 2005 udgjorde henholdsvis DKK 16.039 mio. ([EURO]2.150 mio.) og DKK
2.809 mio. ([EURO]377 mio.).

FORRETNINGSOMRADER

      TDC Mobile International er opdelt i tre forretninger: de danske forretninger, Talkline mv. samt Bite. Desuden har TDC Mobile International minoritetsejerandele i mobilselskaberne One (Ostrig) og Polkomtel (Polen).

Danske forretninger

      De danske forretninger omfatter primaert TDC Mobil og Telmore. TDC Mobil bestar primaert af forretningsomraderne: detailsalg, herunder mobiltelefoni og terminalsalg, samt engrossalg. I 2005 fordelte omsaetningen sig pa de ovennaevnte omrader pa folgende vis: detailsalg udgjorde 47 pct., heraf udgjorde mobiltelefoni 67 pct. og terminalsalg 18 pct. og abonnementer 14%. Engrossalg udgjorde 52 pct., mens den ovrige omsaetning udgjorde 1 pct. Telmore udbyder mobiltjenester baseret pa selvbetjening over internettet. Telmore udbyder tjenester pa TDC Mobils net og er i dag markedsleder i on-line segmentet. Det danske mobilmarked er praeget af en hoj penetration, hvorfor yderligere vaekst primaert er sikret gennem udvikling af nye tjenester og produkter. I 2005 har der vaeret en tendens mod en hojere grad af forbrugsuafhaengig taksering (flat rate) af SMS- og taletrafik, hvilket har vaeret medvirkende til en faldende samlet engros- og detailmarkedsandel. TDC Mobil har som konsekvens heraf introduceret MaxSMS samt tillaegsydelserne Fri SMS og Fri Tale til MobilExtra-kunder. Introduktionen af disse forbrugsuafhaengige produkter har haft en stimulerende effekt pa forbruget. Endvidere har vaeksten i minutforbruget udvist en stigning gennem 2005 som en konsekvens af kundemigrering fra fastnettelefoni til mobiltelefoni. SMS- og MMS-trafik har ligeledes udvist kraftig vaekst som folge af hojere forbrug hos kunderne.

      I lobet af fjerde kvartal 2005 lancerede TDC Mobil datatjenester (mobilbredband) over UMTS-nettet (3G). Introduktionen af UMTS blev samtidig fulgt op af en halvering af priserne pa datatransmission og har medvirket til en vaekst i datatrafikken pa 102,9 pct. Alle TDC Mobil-kunder har automatisk adgang til mobilbredband, safremt de har erhvervet sig en 3G-telefon eller et mobilbredbandskort til baerbar pc. Lanceringen af UMTS forventes de kommende ar at medfore vaekst i datatrafikken samt oget omsaetning for TDC Mobils indholdstjenester. Ved udgangen af 2005 daekker TDC Mobils UMTS-net Danmarks fire storste byer samt udvalgte erhvervsomrader. Telmore lancerede ligeledes UMTS-tjenester til deres kunder i fjerde kvartal 2005.

Talkline mv.

      Talkline mv. udgores af MVNO-selskabet Talkline i Tyskland og en 80 pct. aktiepost i easyMobile-selskabet i Tyskland, og en 88,9 pct. aktiepost i Telmore International.

      Talkline. Talkline er et tysk MVNO-selskab, som ejes 100 pct. af TDC Mobile International. Talkline ejer herudover 80 pct. af MVNO-tjenesteudbyderen easyMobile Germany, som opererer under eget brand pa T-Mobiles net. Talkline udbyder mobiltelefoni. Indtil 1. april 2005 udbod Talkline endvidere indholdstjenester og telefoni via forvalgskode (Call by Call). Disse aktiviteter blev solgt pr. 1. april 2005 (Talklines frasalg af aktiviteterne indholdstjenester og Call by Call er beskrevet som frasalget af Talkline ID), og omsaetningen fra de frasolgte forretningsomrader udgjorde DKK 326 mio. i perioden 1. januar til 31. marts 2005. Talkline fungerer herefter som MVNO-selskab og saelger terminaler, taletidskort samt mobilabonnementer i samarbejde med mobiloperatorer i Tyskland. Talkline benytter sig af internetbaseret kundeservice og af et staerkt distributionsnet med detailforretninger i udvalgte omrader. Talkline har realiseret omkostningsbesparelser ved at antallet af kunder, der udelukkende modtager regninger elektronisk, er oget, saledes at mere end 1 mio. kunder ved udgangen af 2005 modtog deres regninger elektronisk. Talkline har haft kraftig vaekst i kundebasen, hvilket har resulteret i, at Talkline har vundet markedsandele i lobet af 2005. Vaeksten i kundebasen skyldes hovedsageligt, at Talkline i 2005 har haft succes med sine primaere distributionskanaler herunder direkte telemarketingskanaler og andre specialforhandlere.

      Telmore International. Telmore International er moderselskab for easyMobile-aktiviteterne i Storbritannien, som arbejder taet sammen med easyMobile i Tyskland. Telmore International ejes 88,9 pct. af TDC Mobile International. Telmore International lancerede i marts 2005 easyMobile UK som det forste MVNO-mobilselskab under easy-brandet. I lobet af fjerde kvartal 2005 blev easyMobile ligeledes lanceret i Tyskland og Holland, men ophorte i Holland i marts 2006. Telmore International har mulighed for at anvende easy-brandet i yderligere 9 europaeiske lande. easyMobile-selskaberne udbyder mobiltelefoni efter samme koncept som Telmore i Danmark ved selvbetjening over internettet.

Bite - Bite Litauen og Bite Letland

      Bite opererer som mobiloperator pa det lettiske og litauiske marked og er 100 pct. ejet af TDC Mobile International. Bites omsaetning i Litauen stammer primaert fra mobiltelefoni, men selskabet udbyder endvidere en bred vifte af indholds- og datatjenester baseret pa mobiltelefoni primaert rettet mod erhvervslivet. Det litauiske marked voksede markant gennem 2005, idet penetrationen er estimeret til 151,5 pct. ved udgangen af 2005 i forhold til 98,8 pct. ved udgangen af 2004. Bite lancerede kommercielle aktiviteter i Letland medio september 2005 og udbyder her primaert forudbetalt mobiltelefoni. Bite Letland havde ved udgangen af 2005 opnaet 55.000 kunder.

ASSOCIEREDE SELSKABER

Polkomtel (Polen)

      TDC Mobile International har en ejerandel pa 19,6 pct. i det polske mobilselskab Polkomtel. Ved udgangen af 2005 havde selskabet over 9,0 mio. kunder og fastholdt dermed sin markedsandel pa cirka en tredjedel af mobilmarkedet. Polkomtel har herudover udbygget sin forerposition pa postpaid-markedet. TDC's andel i Polkomtel er til salg. Se afsnittet "-Efterfolgende begivenheder."

One (Ostrig)

      TDC Mobile International ejer 15,0 pct. af One, som er den tredjestorste mobiloperator i Ostrig. Penetrationen af mobiltelefoni i Ostrig er pa 105,6 pct., og dertil er ostrigerne blandt de mobilkunder i Europa, der har det storste forbrug. One har oplevet en kundevaekst pa 15,0 pct. til 1,8 mio. kunder ved udgangen af 2005. En del af kundevaeksten er resultatet af, at One med succes har lanceret prepaid-konceptet Yesss!.

      Polkomtel og One er indregnet i TDC's koncernregnskab efter den indre vaerdis metode.

OKONOMISK UDVIKLING

      TDC Mobile International havde en stigende omsaetning i 2005, hvilket kan tilskrives stigende trafik i de danske forretninger, Talkline mv. og Bite drevet af vaekst i kundebasen pa henholdsvis 8,7 pct., 32,6 pct. og 85,7 pct. Den relativt lave vaekst i omsaetningen for Talkline pa 1,1 pct. skal ses i lyset af frasalget af Talkline ID i april 2005, hvis omsaetning udgjorde DKK
1.249 mio. ([EURO]167 mio.) i 2004 mod DKK 326 mio. ([EURO]44 mio.) i 2005. I
2005 steg EBITDA for saerlige poster med 4,9 pct. eller DKK 132 mio. ([EURO]18 mio.) i forhold til 2004, hvilket hovedsageligt skyldes oget trafik i TDC Mobil A/S. EBITDA-marginen udgjorde 17,5 pct. i 2005, hvilket er pa niveau med 2004.

 TDC MOBILE INTERNATIONAL                                                           Eksklusive saerlige poster
 -------------------------------------------------------------------------------  -------------------------------
                                                                                                         Vaekst
                                                                                    2004       2005      (pct.)
                                                                                  ---------  ---------  ---------
                                                                                         DKK MIO.
OMSAETNING...................................................................      15.105     16.039        6,2
Danske forretninger..........................................................       6.503      7.151       10,0
Talkline mv..................................................................       7.675      7.763        1,1
Bite.........................................................................         927      1.125       21,4
Driftsomkostninger i alt for afskrivninger mv................................     (12.481)   (13.266)      (6,3)
Andre indtaegter og omkostninger.............................................          53         36      (32,1)
RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA
  FOR SAERLIGE POSTER).......................................................       2.677      2.809        4,9
Danske forretninger..........................................................       2.035      2.205        8,4
Talkline mv..................................................................         451        416       (7,8)
Bite.........................................................................         191        188       (1,6)
Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse........      (1.250)    (1.123)      10,2
RESULTAT AF PRIMAER DRIFT (EBIT) FOR SAERLIGE POSTER.........................       1.427      1.686       18,1

ANLAEGSINVESTERINGER 1.......................................................       1.023      1.256      (22,8)

NOGLETAL
EBITDA-margin 2..............................................................        17,7       17,5        --
Anlaegsinvesteringer/omsaetning 1............................................         6,8        7,8        --

KUNDEBASE (ULTIMO ARET) (1.000)
Danske forretninger..........................................................       2.050      2.229        8,7
Talkline mv..................................................................       2.590      3.434       32,6
Bite.........................................................................         929      1.725       85,7
SAMLET KUNDEBASE.............................................................       5.569      7.388       32,7

ANTAL MEDARBEJDERE 3.........................................................       2.464      2.434       (1,2)

-------------------
1    Anlaegsinvesteringer eksklusive kob af ejerandele i andre selskaber.

2 Resultat for afskrivninger, amortiseringer og saerlige poster divideret med omsaetning.

3 Antallet af medarbejdere er baseret pa antallet af fuldtidsaekvivalente medarbejdere inklusive fastansatte, elever og midlertidige ansatte ultimo aret.

OMSAETNING

      TDC Mobile Internationals omsaetning udgjorde DKK 16.039 mio. ([EURO]2.150 mio.) i 2005 svarende til en vaekst pa DKK 934 mio. ([EURO]125 mio.) eller 6,2 pct. i forhold til 2004. Fremgangen er drevet af stigende trafikmaengder pa markederne i Danmark, Tyskland og de baltiske lande (Litauen og Letland), delvist modvirket af lavere priser som folge af hard konkurrence. Omsaetningen fra de danske forretninger, der omfatter mobiltrafik, abonnementer og salg af terminaler, steg med 10,0 pct. eller DKK 648 mio. ([EURO]87 mio.) i 2005 til DKK 7.151 mio. ([EURO]958 mio.). Fremgangen relaterer sig til oget omsaetning i bade TDC Mobil og Telmore. Udviklingen i detailomsaetningen i de danske forretninger var primaert drevet af en vaekst i taletrafik pa 14,5 pct. og antallet af SMS-beskeder med 43,0 pct. drevet af hojere gennemsnitligt forbrug og hojere postpaid-kundebase. Vaeksten i forbruget har resulteret i en hojere gennemsnitlig omsaetning pr. kunde (ARPU). Omsaetningen fra engrossalg i TDC Mobil steg med 13,1 pct. i 2005 primaert som folge af en stigning i trafik fra andre mobiloperatorer.

      Vaeksten i de danske forretningers omsaetning er negativt pavirket af faldende gennemsnitlige detailpriser, hvilket skyldes kundemigrering mod billigere mobillosninger baseret pa selvbetjening via internettet. Omsaetningen fra Talkline mv. steg med DKK 88 mio. ([EURO]12 mio.) eller 1,1 pct. til DKK
7.763 mio. ([EURO]1.040 mio.) i 2005. Denne udvikling skyldes, at mobilkundebasen voksede med 32,6 pct. til 3,4 mio. i 2005 og er delvist modvirket af en faldende gennemsnitlig omsaetning pr. kunde (ARPU). Omsaetningen pavirkes negativt af salget af Talkline ID i april 2005. Korrigeret for salget af Talkline ID udgjorde vaeksten DKK 1.011 mio. ([EURO]136 mio.) eller 15,7 pct. Omsaetningen i Bite steg med 21,4 pct. eller DKK 198 mio. ([EURO]27 mio.) til DKK 1.125 mio. ([EURO]151 mio.) i 2005 primaert som folge af vaekst i taletrafikken pa 44,3 pct. drevet af en kraftig vaekst i kundebasen pa 85,7 pct. Vaeksten i kundebasen skyldes primaert introduktionen af SMS-forbrugsuafhaengig taksering (flat rate) til prepaid-segmentet. Vaeksten i kundebasen skal imidlertid ses i sammenhaeng med et fald i slutbrugerpriserne samt lavere gennemsnitligt minutforbrug pr. kunde.

TRANSMISSIONSOMKOSTNINGER OG VAREFORBRUG

      Transmissionsomkostninger og vareforbrug steg med DKK 215 mio. ([EURO]29 mio.) eller 2,7 pct. til DKK 8.094 mio. ([EURO]1.085 mio.). Transmissionsomkostninger og vareforbrug i de danske forretninger steg med DKK 404 mio. ([EURO]54 mio.) eller 17,0 pct. til DKK 2.778 mio. ([EURO]372 mio.), hvilket primaert kan henfores til oget tale- og SMS-trafik. I Talkline mv. faldt transmissionsomkostninger og vareforbrug med 5,8 pct. eller DKK 301 mio. ([EURO]40 mio.) til DKK 4.853 mio. ([EURO]650 mio.) i forhold til 2004 primaert som folge af salget af Talkline ID i april 2005. Faldet er dog delvist modvirket af ogede transmissionsomkostninger og vareforbrug drevet af hojere trafik fra en storre kundebase. Hos Bite steg transmissionsomkostninger og vareforbrug med 32,0 pct. eller DKK 112 mio. ([EURO]15 mio.) til DKK 462 mio. ([EURO]62 mio.) drevet af oget trafik.

ANDRE EKSTERNE OMKOSTNINGER

      Andre eksterne omkostninger udgjorde DKK 4.183 mio. ([EURO]561 mio.) i 2005 svarende til en stigning pa DKK 560 mio.([EURO]75 mio.) eller 15,5 pct. i forhold til 2004. Andre eksterne omkostninger i de danske forretninger steg med DKK 20 mio. ([EURO]3 mio.) eller 1,2 pct. og udgjorde DKK 1.621 mio. ([EURO]217 mio.) i 2005. Stigningen kan hovedsageligt henfores til hojere kundeakkvisitionsomkostninger delvist opvejet af lavere tab pa debitorer. I Talkline mv. steg andre eksterne omkostninger med DKK 436 mio. ([EURO]58 mio.) eller 25,5 pct. til DKK 2.144 mio. ([EURO]287 mio.), hvilket primaert skyldes ogede kundeakkvisitionsomkostninger drevet af kraftig vaekst i kundetilgange, samt opstartsomkostninger for easyMobile-aktiviteterne. I Bite steg andre eksterne omkostninger med DKK 104 mio. ([EURO]14 mio.) eller 32,2 pct. til DKK 418 mio. ([EURO]56 mio.) i 2005 som folge af ogede kundeakkvisitionsomkostninger drevet af kraftig vaekst i kundetilgangene samt opstart af Bite Letland.

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

PERSONALEOMKOSTNINGER

      Personaleomkostningerne steg med DKK 10 mio. ([EURO] 1mio.) eller 1,0 pct. til DKK 989 mio. ([EURO]133 mio.), hvoraf de danske forretninger tegnede sig for DKK 541 mio. ([EURO]73 mio.), hvilket var en stigning pa DKK 15 mio. ([EURO]2 mio.) eller 2,9 pct. i forhold til 2004. Personaleomkostningerne i Talkline mv. udgjorde DKK 361 mio. ([EURO]48,4 mio.) mod DKK 379 mio. ([EURO]51 mio.) i 2004, hvilket skyldes frasalget af Talkline ID modvirket af easyMobile-aktiviteterne. Personaleomkostningerne i Bite udgjorde DKK 87 mio. ([EURO]12 mio.) mod DKK 74 mio. ([EURO]10 mio.) i 2004.

RESULTAT FOR RENTER AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA FOR SAERLIGE POSTER)

      I TDC Mobile International steg EBITDA for saerlige poster med DKK 132 mio. ([EURO]18 mio.) eller 4,9 pct. til DKK 2.809 mio. ([EURO]377 mio.). Fremgangen var drevet af de danske forretninger med en vaekst i EBITDA for saerlige poster pa DKK 170 mio. ([EURO]22.8 mio.) eller 8,4 pct. i forhold til 2004. Vaeksten skyldtes primaert oget trafik i TDC Mobil. I Talkline mv. faldt EBITDA for saerlige poster med DKK 35 mio. ([EURO]5 mio.) eller 7,8 pct. primaert som folge af hojere kundeakkvisitionsomkostninger samt opstartsomkostninger for easyMobile, samt frasalget af Talkline ID. I Bite faldt EBITDA for saerlige poster med DKK 3 mio. ([EURO]0.4 mio.) eller 1,6 pct. i 2005 som folge af opstartsomkostninger i Letland, hvilket blev delvist opvejet af hojere indtjening pa trafikken kombineret med en storre kundebase i Litauen.

AFSKRIVNINGER, AMORTISERINGER OG NEDSKRIVNINGER FOR VAERDIFORRINGELSE

      I TDC Mobile International faldt afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse med DKK 127 mio. ([EURO]17 mio.) eller 10,2 pct. til DKK 1.123 mio. ([EURO]151 mio.). Udviklingen var primaert drevet af de danske forretninger som folge af faerre nedskrivninger i 2005.

RESULTAT FOR FINANSIELLE POSTER OG SKAT (EBIT)

      EBIT steg med DKK 259 mio. ([EURO]35 mio.) eller 18,1 pct. til DKK 1.686 mio. ([EURO]226 mio.) som folge af vaeksten i EBITDA for saerlige poster samt faerre af- og nedskrivninger.

TDC SWITZERLAND

      Aktiviteterne i TDC Switzerland omfatter mobiltelefoni samt salg af fastnet og internetlosninger. TDC Switzerland kobte i 2005 Ascoms division for kommunikationslosninger (i dag kaldet sunrise business communications), hvilket har bevirket en vaesentlig styrkelse af udbuddet af infrastrukturlosninger til TDC Switzerlands erhvervskunder. Ved udgangen af 2005 havde TDC Switzerland 2.2 mio. kunder fordelt med 1.3 mio. mobilkunder, 527.000 fastnetkunder og 386.000 internetkunder. Omsaetning og EBITDA for saerlige poster var i 2005 henholdsvis DKK 9.582 mio. ([EURO]1.284 mio.) og DKK 2.584 mio. ([EURO]346 mio.). TDC Switzerland havde ved udgangen af 2005 2.454 fuldtidsbeskaeftigede medarbejdere, hvoraf 254 kan relateres til indregning af sunrise business communications.

FORRETNINGSOMRADER

I det folgende beskrives TDC Switzerlands forretningsomrader:

Mobiltelefoni

      Mobiltelefoni repraesenterer den storste andel af omsaetningen i TDC Switzerland og udgjorde DKK 5.710 mio. ([EURO]765 mio.) i 2005 mod DKK 5.795 mio. ([EURO]777 mio.) i 2004. Mobiltelefonis andel af den samlede omsaetning i TDC Switzerland var 59,6 pct. i 2005, mens andelen i 2004 var 59,8 pct.. Omradet omfatter abonnementsindtaegter, indtaegter fra mobiltrafik og salg af terminaler. Det totale mobiltelefonimarked i Schweiz var stigende i lobet af 2005, og TDC Switzerland fastholdt sin position som den naeststorste udbyder af mobiltelefoni i Schweiz. I 2005 lancerede TDC Switzerland endvidere produktet yallo, der giver mulighed for mobiltelefoni efter Telmore-konceptet. Oprindeligt blev yallo lanceret udelukkende som et online-produkt, men nu udbyder TDC Switzerland ogsa produktet gennem selskabets direkte og indirekte distributionskanaler.

Fastnettelefoni

      Omsaetningen fra fastnettelefoni udgjorde DKK 3.080 mio. ([EURO]413 mio.) i 2005, hvilket er et fald pa 1,8 pct. sammenlignet med 2004. Andelen af den samlede omsaetning udgjorde 32,1 pct. i 2005, sammenlignet med 32,4 pct. i 2004. Fastnettelefoni omfatter detailsalg, herunder telefoni via forvalgskode og fast operatorvalg, engrossalg samt netintegrationslosninger, som blev inkluderet ved kobet af sunrise business communications i 2005. Det totale taletrafikmarked for fastnet i Schweiz var faldende i lobet af 2005, hvilket hovedsageligt kan relateres til migrering fra fastnet- til mobiltelefoni.

Internettjenester

      Forretningsomradet internettjenester udgjorde DKK 792 mio. ([EURO]106 mio.) i 2005 svarende til en stigning pa 4,3 pct. sammenlignet med 2004. Internettjenester bidrog med 8,3 pct. af den samlede omsaetning i TDC Switzerland sammenlignet med 7,8 pct. i 2004. Omradet omfatter savel dial up-trafik som DSL. Det samlede bredbandsmarked voksede kraftigt i lobet af 2005. TDC Switzerland lancerede i 2005 produktet ADSL Flex, som var det forste forbrugsbaserede DSL-produkt i Schweiz. Det schweiziske dial up-marked var fortsat praeget af fald i 2005.

OKONOMISK UDVIKLING

      TDC Switzerland har i 2005 pa trods af hard konkurrence viderefort fremgangen i indtjeningen fra aret for. Omsaetningen har vaeret svagt faldende i 2005, men en vaekst i EBITDA for saerlige poster pa 5,2 pct. har resulteret i en stigende EBITDA-margin pa 1,6 procentpoint til 27,0 pct. Den stigende EBITDA-margin kan blandt andet tilskrives hojere fortjeneste fra mobiltelefoni samt mindre omsaetning vedrorende terminalsalg med lav margin. Forholdet mellem anlaegsinvesteringer og omsaetning er steget fra 12,3 pct. i 2004 til 14,1 pct. i 2005, hvilket primaert kan henfores til en oget aktivering af retableringsforpligtigelse samt stigende netinvesteringer.

 TDC SWITZERLAND                                                                    EKSKLUSIVE SAERLIGE POSTER
 -------------------------------------------------------------------------------  -------------------------------
                                                                                                         VAEKST
                                                                                    2004       2005      (PCT.)
                                                                                  ---------  ---------  ---------
                                                                                         DKK MIO.
OMSAETNING...................................................................       9.692      9.582       (1,1)
Driftsomkostninger i alt for afskrivninger mv................................      (7.235)    (6.999)       3,3
Andre indtaegter og omkostninger.............................................           0          1       --
RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA
  FOR SAERLIGE POSTER).......................................................       2.457      2.584        5,2
Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse........      (1.417)    (1.540)      (8,7)
RESULTAT AF PRIMAER DRIFT (EBIT) FOR SAERLIGE POSTER.........................       1.040      1.044        0,4

ANLAEGSINVESTERINGER 1.......................................................       1.196      1.352      (13,0)

NOGLETAL
EBITDA-margin 2..............................................................        25,4       27,0       --
Anlaegsinvesteringer/omsaetning 1............................................        12,3       14,1       --

KUNDEBASE (ULTIMO ARET) (1.000)
Fastnetkunder................................................................         573        527       (8,0)
Mobilkunder..................................................................       1.190      1.267        6,5
Post-paid....................................................................         590        638        8,1
Pre-paid.....................................................................         599        629        5,0
Internetkunder...............................................................         469        386      (17,7)
Dial-up......................................................................         321        204      (36,4)
DSL..........................................................................         148        177       19,6
SAMLET KUNDEBASE.............................................................       2.232      2.180       (2,3)

ANTAL MEDARBEJDERE 3.........................................................       2.307      2.454        6,4

-------------------
1    Anlaegsinvesteringer eksklusive kob af ejerandele i andre selskaber.

2 Resultat for afskrivninger, amortiseringer og saerlige poster divideret med omsaetning.

3 Antallet af medarbejdere er baseret pa antallet af fuldtidsaekvivalente medarbejdere inklusive fastansatte, elever og midlertidige ansatte ultimo aret.

OMSAETNING

      Omsaetningen fra mobiltelefoni udgjorde DKK 5.710 mio. ([EURO]765 mio.) i 2005, hvilket svarer til et fald pa DKK 85 mio. ([EURO]11 mio.) eller 1,5 pct. Faldet skyldes lavere terminalsalg og lavere termineringspriser pr. 1. august 2005 som folge af en generel tendens i markedet initieret af Swisscom. Endvidere er omsaetningen pavirket af et fald i den gennemsnitlige omsaetning pr. kunde. Faldet blev delvist opvejet af en stigning i antallet af kunder pa
77.000 eller 6,5 pct. til 1,3 mio. Omsaetningen fra fastnettelefoni faldt med DKK 58 mio. ([EURO]8 mio.) eller 1,8 pct. til DKK 3.080 mio. ([EURO]413 mio.) i 2005. Udviklingen var overvejende relateret til et fald i kundebasen pa 46.000 eller 8,0 pct. til 527.000 kunder som folge af intens konkurrence i det schweiziske marked. Endvidere er omsaetningen pavirket negativt af lavere priser, idet TDC Switzerland har saenket prisen for opkald fra fastnet til mobilnettet ved at videregive omkostningsbesparelser fra lavere termineringspriser til kunden. Faldet i omsaetningen fra fastnettelefoni skal ses i lyset af et generelt fald pa det totale schweiziske fastnetmarked i 2005. Omsaetningsudviklingen er positivt pavirket af kobet af sunrise business communications. Korrigeret herfor er omsaetningen faldet med 9,0 pct. eller DKK 281 mio. ([EURO]38 mio.).

      I 2005 steg omsaetningen fra internettjenester med DKK 33 mio. ([EURO]4 mio.) eller 4,3 pct. til DKK 792 mio. ([EURO]106 mio.). Den ogede omsaetning kan isaer henfores til en stigning i antallet af DSL-kunder til 182.000 i 2005 svarende til 34.000 eller 23,0 pct.. Stigningen blev delvist modvirket af, at antallet af dial up-kunder faldt med 117.000 eller 36,4 pct.

TRANSMISSIONSOMKOSTNINGER OG VAREFORBRUG

      Transmissionsomkostninger og vareforbrug udgjorde DKK 3.507 mio. ([EURO]470 mio.) i 2005, svarende til et fald pa DKK 388 mio. ([EURO]52 mio.) eller 10,0 pct. sammenlignet med 2004. Faldet var primaert drevet af et reduceret salg af handsaet, lavere fastnettelefoni og transittrafik. Endvidere er omkostningerne pavirket af effekten fra lavere priser for mobilterminering hos Swisscom pr. 1. juni 2005. Faldet blev delvist modvirket af kobet af sunrise business communications. Korrigeret for kobet af sunrise business communications er transmissionsomkostninger og vareforbrug faldet med 12,7 pct. eller DKK 496 mio. ([EURO]67 mio.).

ANDRE EKSTERNE OMKOSTNINGER

      Andre eksterne omkostninger udgjorde DKK 2.211 mio. ([EURO]296 mio.) i 2005, svarende til en stigning pa 4,5 pct. i forhold til DKK 2.115 mio. ([EURO]284 mio.) i 2004, hvilket hovedsageligt skyldes kobet af sunrise business communications samt yderligere omkostninger som folge af flere mobilmastpositioner ved udgangen af 2005 sammenlignet med 2004. Endvidere var der hojere omkostninger til fastholdelse af kunder, hvilket skal ses i sammenhaeng med udlob af et vaesentligt antal postpaid-kontrakter i 2005. Endelig var der hojere omkostninger efter flytningen til nye kontorbygninger. Korrigeret for kobet af sunrise business communications er andre eksterne omkostninger steget med 2,8 pct. eller DKK 60 mio. ([EURO]8 mio.) sammenlignet med 2004.

PERSONALEOMKOSTNINGER

      Personaleomkostninger steg med DKK 56 mio. ([EURO]8 mio.) eller 4,6 pct. til DKK 1.281 mio. ([EURO]172 mio.) i 2005, hvilket skyldes kobet af sunrise business communications. Dette er delvist opvejet af et fortsat fald i gennemsnitlig antal fuldtidsbeskaeftigede i den resterende forretning som folge af fortsat fokusering pa effektivitetsforbedringer i bl.a. kundeservicecentre. Korrigeret for kobet af sunrise business communications er personaleomkostningerne faldet med 2,2 pct. eller 27 mio. ([EURO]4 mio.), og det gennemsnitlige antal af fuldtidsbeskaeftigede er reduceret med 112 eller 4,7 pct.

RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA FOR SAERLIGE POSTER)

      EBITDA for saerlige poster gik frem med DKK 127 mio. ([EURO]17 mio.) eller 5,2 pct. til DKK 2.584 mio. ([EURO]346 mio.) i 2005, hvilket primaert kan henfores til hojere indtjening pa mobiltelefoni som folge af en storre kundebase.

AFSKRIVNINGER, AMORTISERINGER OG NEDSKRIVNINGER FOR VAERDIFORRINGELSE

      Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse steg med DKK 123 mio. ([EURO]17 mio.) eller 8,7 pct. til DKK 1.540 mio. ([EURO]206 mio.) i 2005, hvilket afspejler fortsatte investeringer i udbygning af mobilnettet, herunder UMTS, IT-infrastrukturen samt ogede afskrivninger pa indretning af lejede lokaler i det nye domicil sunrise Towers.

RESULTAT FOR FINANSIELLE POSTER OG SKAT (EBIT)

      EBIT steg med DKK 4 mio. ([EURO]0,5 mio.) eller 0,4 pct. til DKK 1.044 mio. ([EURO]140 mio.) som konsekvens af det forbedrede EBITDA for saerlige poster, hvilket dog stort set modvirkes af de forogede af- og nedskrivninger.

TDC KABEL TV

      TDC Kabel TV installerer kabel-tv og driver kabel-tv-net, de fleste med internetadgang, der leverer tv-signaler til ca. 40 pct. af de danske husstande. TDC Kabel TV har i 2005 fortsat de seneste ars hoje vaekstrater i kunder, omsaetning og indtjening. Antallet af kabel-tv-kunder udgjorde ved udgangen af 2005 over 1 mio. kunder, en stigning pa 4,8 pct. Antallet af kunder med internetadgang var 251.000, en stigning pa 34,9 pct. Omsaetningen udgjorde DKK
2.107 mio. ([EURO]282 mio.) i 2005, mens EBITDA for saerlige poster var 470 mio. ([EURO]63 mio.), en stigning pa henholdsvis 19,3 pct. og 33,9 pct.

FORRETNINGSOMRADER

      TDC Kabel TV's kerneforretningsomrade er analogt tv, der udbydes i tre standardpakker (Grund-, Mellem- og Fuldpakke) til bolig- og antenneforeninger samt individuelle kunder. TDC Kabel TV vil fra 2006 oge fokus pa kundernes overgang fra analogt tv til digitalt tv. 4,0 pct. af de analoge kunder har allerede via Selector suppleret deres modtagning med digitale kanaler fra TDC Kabel TV. Selector er navnet pa den dekoder og det nuvaerende abonnement, kunderne skal anskaffe sig og tegne for at modtage digitale tjenester fra TDC Kabel TV's net. Internetforretningen forventes at udgore en fortsat voksende del af TDC Kabel TV's fremtidige forretning. TDC Kabel TV og datterselskabet Dansk Kabel TV lancerede i 2005 et nyt IP-telefoni produkt
(VoIP), som muliggor telefoni via kabel-tv-nettet. Med introduktionen af IP-telefoni i 2005 kan TDC Kabel TV tilbyde kunderne triple play-losninger indeholdende samlet kob af tv, internet og telefoni. I juli 2005 kobte TDC Kabel TV endvidere selskabet Telelet, der som en del af datterselskabet Connect Partner leverer triple play-losninger, for at imodega konkurrencen pa markedet for boligforeninger.

OKONOMISK UDVIKLING

      TDC Kabel TV har haft en stigende omsaetning, hvilket primaert kan henfores til en hoj kundevaekst. Omsaetningen er steget DKK 341 mio. ([EURO]46 mio.) eller 19,3 pct. til DKK 2.107 mio. ([EURO]282 mio.) i 2005. TDC Kabel TV's EBITDA for saerlige poster steg DKK 119 mio. ([EURO]16 mio.) eller 33,9 pct. til DKK 470 mio. ([EURO]63 mio.), hvilket primaert var afledt af den positive udvikling i omsaetningen. EBITDA-marginen udgjorde 22,3 pct. i 2005 mod 19,9 pct. i 2004. Vaeksten skyldes isaer det store kundeindtag, der ikke pavirker transmissionsomkostninger og vareforbrug i samme takt som omsaetningen. Anlaegsinvesteringerne i forhold til omsaetningen var i 2005 11,0 pct. sammenlignet med 12,6 pct. i 2004. Dette fald skal primaert ses i lyset af hojere omsaetning i 2005.

 TDC KABEL TV                                                                        EKSKLUSIVE SAERLIGE POSTER
 -------------------------------------------------------------------------------  -------------------------------
                                                                                                         VAEKST
                                                                                    2004       2005      (PCT.)
                                                                                  ---------  ---------  ---------
                                                                                         DKK MIO.
OMSAETNING..................................................................       1.76666      2.107       19,3
Driftsomkostninger i alt for afskrivninger mv...............................        (1.421)    (1.640)     (15,4)
Andre indtaegter og omkostninger............................................             6          3      (50,0)
RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA
  FOR SAERLIGE POSTER)......................................................           351        470       33,9
Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse.......          (221)      (245)     (10,9)
RESULTAT FOR FINANSIELLE POSTER OG SKAT (EBIT)..............................           130        225       73,1

ANLAEGSINVESTERINGER 1......................................................           223        231       (3,6)

NOGLETAL
EBITDA-margin 2.............................................................          19,9       22,3       --
Anlaegsinvesteringer/omsaetning 1...........................................          12,6       11,0       --

KUNDEBASE (ULTIMO ARET) (1.000)
Kabel-tv-kunder.............................................................           982      1.029        4,8
Internetkunder..............................................................           186        251       34,9
Fastnetkunder...............................................................         --             6       --
IP-telefonikunder...........................................................         --             4       --
SAMLET KUNDEBASE............................................................         1.168      1.290       10,4

ANTAL MEDARBEJDERE 3........................................................           862      1.030       19,5

-------------------
1    Anlaegsinvesteringer eksklusive kob af ejerandele i andre selskaber.

2 Resultat for afskrivninger, amortiseringer og saerlige poster divideret med omsaetning.

3 Antallet af medarbejdere er baseret pa antallet af fuldtidsaekvivalente medarbejdere inklusive fastansatte, elever og midlertidige ansatte ultimo aret.

OMSAETNING

      TDC Kabel TV's omsaetning udgjorde DKK 2.107 mio. ([EURO]282 mio.) i 2005, hvilket svarer til en vaekst pa DKK 341 mio. ([EURO]46 mio.) eller 19,3 pct. sammenlignet med 2004. Omsaetningen omfatter hovedsageligt oprettelses- og abonnementsindtaegter for kabel-tv samt indtaegter fra kabel-modem. Omsaetningsfremgangen skyldes dels en stigning i antallet af kabel-tv og kabel-modem-kunder i 2005 dels hojere gennemsnitlig omsaetning pr. kunde. Udviklingen i antallet af kabel-modem-kunder skal ses i lyset af et stadigt stigende marked for bredbandslosninger.

TRANSMISSIONSOMKOSTNINGER OG VAREFORBRUG

      Transmissionsomkostninger og vareforbrug udgjorde DKK 912 mio. ([EURO]122 mio.) i 2005 svarende til en vaekst pa DKK 74 mio. ([EURO]10 mio.) eller 8,8 pct. Vaeksten skyldes hovedsageligt hojere programomkostninger som folge af den ogede kundebase.

ANDRE EKSTERNE OMKOSTNINGER

      Andre eksterne omkostninger steg med DKK 78 mio. ([EURO]11 mio.) eller 25,8 pct. til DKK 380 mio. ([EURO]51 mio.) i 2005 og kunne hovedsageligt henfores til et stigende aktivitetsniveau.

PERSONALEOMKOSTNINGER

      TDC Kabel TV's personaleomkostninger steg med DKK 67 mio. ([EURO]9 mio.) eller 23,8 pct. til DKK 348 mio. ([EURO]47 mio.) i 2005. Stigningen skyldtes primaert en stigning i det gennemsnitlige antal medarbejdere med 158 eller 19,5 pct. til 971 fuldtidsbeskaeftigede ved slutningen af 2005. Det stigende antal fuldtidsbeskaeftigede kan isaer henfores til kundeservice samt kobet af Connect Partner i foraret 2004.

RESULTAT FOR AFSKRIVNINGER, AMORTISERINGER OG SAERLIGE POSTER (EBITDA FOR SAERLIGE POSTER)

      EBITDA for saerlige poster i TDC Kabel TV steg med DKK 119 mio. ([EURO]16 mio.) eller 33,9 pct. til DKK 470 mio. ([EURO]63 mio.) i 2005, fortrinsvis som konsekvens af den positive udvikling i omsaetningen.

AFSKRIVNINGER, AMORTISERINGER OG NEDSKRIVNINGER FOR VAERDIFORRINGELSE

      Afskrivninger, amortiseringer og nedskrivninger for vaerdiforringelse i TDC Kabel TV steg med DKK 24 mio. ([EURO]3 mio.) eller 10,9 pct. til DKK 245 mio. ([EURO]33 mio.) i 2005. Dette skyldes primaert nedskrivninger pa netudstyr i 2005.

RESULTAT FOR FINANSIELLE POSTER OG SKAT (EBIT)

      EBIT steg med DKK 95 mio. ([EURO]13 mio.) i 2005 til DKK 225 mio. ([EURO]30 mio.) overvejende som folge af det hojere EBITDA for saerlige poster.

ANDRE AKTIVITETER

      Andre aktiviteter omfatter TDC Services, TDC A/S og elimineringer af intern handel mellem TDC's forretningsenheder. TDC Services udbyder serviceydelser til TDC's danske forretningsenheder. De opnar herved stordriftsfordele og omkostningseffektive losninger inden for fakturering, indkob, logistik, administration af bygninger, it, bogholderi, risikohandtering og sikkerhed. TDC A/S er moderselskab for forretningsenhederne og varetager koncernfunktioner inden for blandt andet finans, jura, HR, marketing og kommunikation.

LIKVIDITET OG KAPITALBEREDSKAB

HISTORISKE PENGESTROMME

      TDC's historiske likviditetsbehov er hovedsagelig opstaet for at finansiere anlaegsinvesteringer i forbindelse med vedligeholdelse og udvidelse af selskabets aktiviteter, bade i form af ny teknologi og til at opretholde kvaliteten i selskabets service, samt til driftskapital. TDC's vigtigste finansieringskilde har vaeret pengestromme fra driftsaktiviteter

 TDC KONCERNEN                                                 2004      2005
 ----------------------------------------------------------  --------  --------
                                                                   DKK MIO.
PENGESTROMME
Driftsaktiviteter......................................       11.084     8.691
Investeringsaktiviteter................................        2.889    (1.226)
Finansieringsaktiviteter...............................      (12.573)   (4.229)
                                                             --------  --------
PENGESTROMME I ALT.....................................        1.400     3.236
                                                             ========  ========

      Pengestromme fra driftsaktiviteter udgjorde i 2005 DKK 8.691 mio. ([EURO]
1.165 mio.), hvilket er et fald pa DKK 2.393 mio. ([EURO] 321 mio.) sammenlignet med 2004. Dette fald skyldes primaert ogede skattebetalinger samt en negativ udvikling i driftskapitalen i 2005 pa DKK (527) mio. ([EURO] (75) mio.) sammenholdt med en positiv udvikling i 2004. Dette blev delvist opvejet af et forbedret EBITDA.

      Pengestromme fra investeringsaktiviteter udgjorde DKK (1.226) mio. ([EURO] (163) mio.) i 2005 sammenlignet med DKK 2.889 mio. ([EURO] 387 mio.) i 2004. Udviklingen i 2005 skyldes primaert investering i anlaegsaktiver, oget ejerandel i HTCC samt tilkob af Dotcom Solutions, sunrise business communications og Telelet, delvist opvejet af salg af TDC Forlag. Investeringsaktiviteterne i 2004 er isaer relateret til modtaget udbytte i forbindelse med salget af Belgacom, delvist modvirket af kobet af TDC Song, kobet af NetDesign og de resterende 80 pct. af aktierne i Telmore.

      Pengestromme fra finansieringsaktiviteter udgjorde DKK (4.229) mio. ([EURO] (567) mio.) i 2005 mod DKK (12.573) mio. ([EURO] 1.685) mio.) i 2004.
Forskellen er primaert drevet af indfrielse af langfristet gaeld samt tilbagekob af aktier fra SBC i 2004, der blev ejet som egne aktier og annulleret i juni 2005.

      TDC's likvider steg fra DKK 6.827 mio. ([EURO] 917 mio.) pr. 1. januar 2005 til DKK 10.063 mio. pr. 31. december 2005.

DRIFTSKAPITAL

      Folgende tabel, som er udarbejdet pa grundlag af pengestromsopgorelsen, viser aendringen i driftskapitalen for de anforte perioder:

 TDC KONCERNEN                                                 2004      2005
 ----------------------------------------------------------  --------  --------
                                                                  DKK MIO.
AENDRING I DRIFTSKAPITAL
AEndring i varebeholdninger............................          142       (89)
AEndring i tilgodehavender.............................        1.297      (214)
AEndring i leverandorgaeld.............................         (198)      (80)
AEndring i andre poster, netto.........................          (29)     (144)
                                                             --------  --------
I ALT..................................................        1.212      (527)
                                                             ========  ========

      AEndringen i driftskapitalen udgjorde DKK (527) mio. ([EURO] (71) mio.) i 2005 mod DKK 1.212 mio. ([EURO] 162 mio.) i 2004.

      Den negative udvikling i 2005 var pavirket af en negativ aendring i tilgodehavender pa DKK (214) mio. ([EURO] (29) mio.). Denne negative aendring var hovedsagelig forarsaget af oget salg til erhvervssegmentet i TDC Mobil A/S samt hojere tilgodehavender i forbindelse med afregning af roaming.

      Den positive udvikling i 2004 var pavirket af forskellige faktorer, som havde en positiv indflydelse pa tilgodehavender, herunder lavere aktivitet samt forbedret styring af tilgodehavender i TDC Totallosninger A/S, et lavere antal debitordage i Talkline og en positiv effekt for TDC Mobil A/S vedrorende oget opkraevning af roamingmellemvaerender. Desuden havde TDC Switzerland lavere tilgodehavender i 2004, blandt andet som folge af fremrykkede betalinger fra Swisscom. Derudover blev 2004 positivt pavirket af betaling af tilgodehavende udbytte vedrorende Belgacom.

      TDC har fortsat fokus pa foranstaltninger til en forbedret styring af driftskapitalen.

FREMTIDIG LIKVIDITET

Kapitalberedskab

      TDC's primaere finansieringskilde vil ogsa i fremtiden vaere pengestromme fra driftsaktiviteter. TDC's evne til at generere pengestromme fra driften afhaenger af de fremtidige driftsmaessige resultater, som igen i nogen grad afhaenger af de generelle samfundsokonomiske forhold, selskabets okonomiske forhold samt konkurrence-, markeds- og regulatoriske forhold m.v., hvoraf flere ligger uden for TDC's kontrol, ligesom andre faktorer ogsa er af betydning, jf. beskrivelsen i afsnittet "Risikofaktorer".

      Ud over pengestromme fra driftsaktiviteter har TDC via Seniorlaneaftalen en bindende revolverende kreditfacilitet pa op til [EURO] 700 mio. til daekning af TDC's behov for arbejdskapital. Adgangen til denne kredit er afhaengig af visse betingelser. Se afsnittet "Description of Other Indebtedness - Senior Credit Facilities" [ikke oversat til dansk]

      Udsteder er et holdingselskab uden nogen omsaetning. Udsteder er derfor afhaengig af evnen til at rejse kapital, udbyttebetalinger fra datterselskaber og andre udlodninger for at generere kapital. Der kan ikke vaere sikkerhed for, at udbytte- og udlodningskapaciteten fra TDC vil vaere tilstraekkelig til at daekke disse behov. Betingelserne i Seniorlaneaftalen, TDC's ovrige udestaende gaeld og Kontrakten indeholder en raekke vaesentlige forpligtelser, som begraenser TDC's og datterselskabernes evne til bl.a. at udlodde udbytte eller foretage andre udlodninger, foretage anlaegsinvesteringer samt stifte yderligere gaeld og yde garantier. Se afsnittet "Description of the notes" [ikke oversat til dansk].

      TDC's evne til at udlodde udbytter eller pa anden made udlodde midler, herunder gennem lan til moderselskaber vil vaere underlagt visse restriktioner, herunder krav om tilstedevaerelsen af frie reserver i henhold til dansk selskabslovgivning, for at sadanne udlodninger kan foretages. Desuden vil eventuelle udbytter eller udlodninger skulle betales pro rata til minoritetsaktionaererne. Der kan ikke vaere sikkerhed for, at Kobers andel af sadanne eventuelle udlodninger vil vaere af et sadant omfang, og vil forekomme pa et tidspunkt, sa Kober og Udsteder kan indfri disse forpligtelser, efterhanden som de forfalder til betaling. Hvis de frie reserver er utilstraekkelige til, at der kan foretages udlodning til Udsteder, vil det vaere nodvendigt for Udsteder at lane via den revolverende kreditfacilitet, som er tilgaengelig indtil 30. januar 2008, for at opna tilstraekkelige midler til betaling af ydelser pa obligationerne og pa Bridge-laneaftale (hvis yderligere trukket).

      Det er Udsteders vurdering, at pengestrommene fra driftsaktiviteterne sammen med lantagning via Seniorlaneaftalen vil vaere tilstraekkelige til at finansiere driftskapitalbehovet, de forventede anlaegsinvesteringer samt ydelser pa lan, efterhanden som de forfalder til betaling inden for en overskuelig fremtid; dog kan det ikke garanteres, at dette vil vaere tilfaeldet. Isaer vil fremtidige traek pa den revolverende kreditfacilitet kun vaere muligt, hvis TDC bl.a. opfylder de okonomiske forpligtelser, der er indeholdt i Seniorlaneaftalen.

      Ud over krav til driftskapitalen, anlaegsinvesteringer og andre krav forbundet med forretningen og krav til ydelser pa lan i forbindelse med finansieringen, kan Kober ogsa have behov for mere kapital fremover til finansiering af kobet af yderligere aktier i TDC. Man kan risikere, at sadan kapital ikke vil kunne opnas pa fordelagtige betingelser, eller slet ikke vil kunne opnas, hvilket ville betyde, at Kober ikke ville vaere i stand til at kobe sadanne aktier. Se afsnittet "Risikofaktorer - risici i relation til vores gaeldsforpligtelser og opbygning - Det er muligt, at Kober ikke vil vaere i stand til at skaffe de nodvendige midler til kob af yderligere TDC-aktier, og kursen ved tvangsindlosning kan vaere usikker"

      Hvis de fremtidige pengestromme fra driftsaktiviteter og andet kapitalberedskab (herunder lantagning via den revolverende kreditfacilitet under Seniorlaneaftalen) ikke er tilstraekkelige til at indfri forpligtelserne, efterhanden som de forfalder, eller til at finansiere likviditetsbehovet, vil TDC vaere nodsaget til at:

          * reducere eller udsaette forretningsaktiviteter, anlaegsinvesteringer samt forsknings- og udviklingsaktiviteter,

          *     saelge aktiver,

          *     optage yderligere lan eller opna egenkapital, eller

          * omstrukturere eller refinansiere alle eller dele af gaeldsforpligtelserne, herunder obligationerne, pa eller for forfaldsdagen.

      TDC kan ikke garantere overhovedet at ville vaere i stand til at gennemfore nogle af disse alternativer, eller at disse kunne blive gennemfort rettidigt eller pa tilfredsstillende betingelser. Derudover begraenser betingelserne i forbindelse med TDC's nuvaerende gaeld, herunder obligationerne, Bridge-laneaftalen og Seniorlaneaftalen, TDC's evne til at ga videre med disse alternativer, ligesom denne evne kan blive begraenset af en eventuel fremtidig gaeld.

      TDC er efter Transaktionerne i hoj grad fremmedfinansieret og har betydelige rente- og afdragsforpligtelser. Effekten af Transaktionerne, opgjort pa proforma basis, medforer at TDC pr. 31. december 2005 ville have haft en gaeld pa ca. DKK 76.395 mio. ([EURO] 10.240 mio.), hvoraf DKK 48.538 mio. ([EURO] 6.506 mio.) ville have vaeret skyldig gaeld i henhold til Seniorlaneaftalen og DKK 15.145 mio. ([EURO] 2.031 mio.) ville have vaeret gaeld i henhold til obligationerne. Desuden ville TDC have [EURO] 700 mio. tilgaengelig i henhold til den revolverende kreditfacilitet og [EURO] 269 mio. under bridge-laneaftalen indtil 30. maj 2006. TDC forudser, at den hoje grad af fremmedfinansiering vil fortsaette i en overskuelig fremtid. Det hoje gaeldsniveau kan have vigtige, negative konsekvenser for kobere af obligationerne. For yderligere oplysninger, se afsnittet "Risikofaktorer - Vores hoje gearing og gaeldsforpligtelser kan i vaesentlig grad pavirke vores virksomhed, okonomiske forhold og driftsresultat i negativ retning samt afskaere os fra at opfylde vores forpligtelser i henhold til obligationerne".

      TDC's gaeldsfinansiering begraenser muligheden for at anvende midler, herunder midler genereret fra salg af aktiver, og kan betyde, at TDC ma anvende sadanne midler til nedbringelse af gaelden i stedet for investering i forretningen.

      En af hovedbestanddelene i TDC's strategi er at reducere gaeldsniveauet fremover. TDC vil vurdere det fremtidige potentiale for hvert af sine aktiver med henblik pa enten at afhaende dem med fortjeneste eller opbygge dem baseret pa den nuvaerende markedssituation. TDC forventer at anvende en del af indtaegterne fra fremtidige salg af aktiver til forudbetaling af gaeld i henhold til Seniorlaneaftalen og potentielt vores anden gaeld. Der kan imidlertid ikke vaere sikkerhed for, at TDC vil have held med sine bestraebelser pa at afhaende aktiverne i fremtiden eller reducere sit gaeldsniveau.

FINANSIERINGSORDNINGER

      TDC's seniorlaneaftale bestar af sakaldte Term faciliteter ("Term Facilities") og en revolverende kreditfacilitet pa op til [EURO] 700 mio.

      Seniorlaneaftalen indeholder okonomiske klausuler i forbindelse med:

        * overholdelse af minimumskrav til forholdet mellem konsoliderede pengestromme og nettoydelser pa gaeld ("Consolidated Cashflow to Net Debt Service"),

        * overholdelse af minimumskrav til forholdet mellem konsolideret EBITDA og konsoliderede nettofinansieringsomkostninger ("Consolidated EBITDA to Consolidated Net Finance Charges") for specielle arlige perioder med afslutning kvartalsvist,

        * overholdelse af maksimumskrav til forholdet mellem konsolideret samlet nettogaeld pa specifikke datoer og konsolideret EBITDA ("Consolidated Total Net Debt on specified dates to Consolidated EBITDA") for specielle arlige perioder med afslutning kvartalsvist, og

        *    begraensninger i TDC's arlige samlede anlaegsinvesteringer

        (i hvert enkelt tilfaelde i henhold til definitionen af betingelserne i Seniorlaneaftalen).

Beregningen af EBITDA i henhold til Seniorlaneaftalen adskiller sig fra beregningen af EBITDA for specielle poster indeholdt i dette tilbudsdokument. For flere oplysninger, se afsnittet "Description of Other Indebtedness - Senior Credit Facilities" [ikke oversat til dansk].

      TDC's Seniorlaneaftale indeholder ogsa saedvanlige bekraeftende og negative forpligtelser, herunder restriktioner for yderligere gaeldsaetning, udbyttebetalinger, koncerninterne og andre lan og investeringer, anlaegsinvesteringer, salg af aktiver, pantehaeftelser, transaktioner med tilknyttede virksomheder og aendringer til selskabsvedtaegter og vaesentlige aftaler. TDC's Seniorlaneaftale indeholder desuden visse saedvanlige misligholdelsesbegivenheder. Se afsnittet "Description of Other Indebtedness - Senior Credit Facilities" [ikke oversat til dansk].

Derudover indeholder Bridge-laneaftalen forpligtelser, som stort set er lig med forpligtelserne i Seniorlaneaftalen. TDC forventer, at forpligtelserne i Bridge-laneaftalen vil blive aendret efter udstedelse af obligationerne, saledes at de i det vaesentlige vil vaere lig med dem, der er indeholdt i obligationerne. Tilradighedsstillelsen af yderligere belob i henhold til Bridge-laneaftalen udlober 30. maj 2006.

TILKOB OG FRASALG

      TDC har siden 1. januar 2004 kobt og solgt adskillige virksomheder.

      I 2004 omfattede TDC's vaesentlige tilkob og frasalg erhvervelsen i januar af de resterende 80 pct. af Telmore for DKK 0,3 mia. ([EURO] 0,04 mia.); salget i marts af TDC's 16,5 pct. andel i Belgacom som led i borsintroduktionen af Belgacom for en andel af fortjenesten pa i alt DKK 11,8 mia. ([EURO] 1,6 mia); frasalget i august 2004 af Dan Net, et internationalt clearinghus for fastnet- og mobiltrafik, for DKK 1,2 mia. ([EURO] 0,2 mia.); erhvervelsen af Song Networks (nu TDC Song), en pan-nordisk netvaerksoperator, for DKK 4,6 mia. ([EURO] 0,6 mia.), med en ejerandel pa 99,4% ved slutningen af aret, og erhvervelsen i december af NetDesign, et selskab med speciale inden for IP-kommunikationslosninger for erhvervslivet, for DKK 0,3 mia. ([EURO] 0,04 mia.).

I 2005 omfattede TDC's vaesentlige kob og salg en forhojelse af andelen i HTCC for DKK 456 mio. ([EURO] 61 mio.), hvorved ejerandelen ved udgangen af aret udgjorde 63,4%; kobet i juni af Dotcom Solutions, en betydelig svensk udbyder af LAN-infrastruktur til virksomheder, for en samlet pris pa DKK 242 mio. ([EURO] 32 mio.) pa kontant- og gaeldfri basis, erhvervelsen i juli af Ascom Business Communication Switzerland (nu sunrise business communications), en schweizisk LAN-infrastrukturudbyder, for DKK 161 mio. ([EURO] 22 mio.), , og salget i november af TDC Forlag, en traditionel og elektronisk samt web-baseret adresse- og telefonbogsvirksomhed i Danmark, Sverige og Finland, for DKK 4,9 mia. ([EURO] 0,7 mia.).

ANLAEGSINVESTERINGER

      TDC's anlaegsinvesteringer eksklusive TDC's kob af ejerandele i andre selskaber udgjorde DKK 5.624 mio. ([EURO]754 mio.) i 2005, hvilket svarer til 12,1 pct. af omsaetningen. Anlaegsinvesteringer eksklusive kob af ejerandele forventes i 2006 at vaere pa niveau med 2005. I 2006 forventes flere anlaegsinvesteringer i UMTS, fiberoptiske losninger og internetadgang, men faerre anlaegsinvesteringer i GSM, samt generelle besparelser. TDC's nuvaerende planer vedrorende anlaegsinvesteringer kan aendres eller modificeres efter Erhvervelsen.

      Anlaegsinvesteringer inklusive kob af ejerandele i andre selskaber var i 2005 DKK 6.277 mio. ([EURO]841 mio.), hvilket er et fald pa DKK 3.713 mio.([EURO]498 mio.) sammenlignet med DKK 9.992 mio.([EURO]1,339 mio.) i 2004. Faldet kan hovedsageligt relateres til kob af virksomhederne TDC Song og NetDesign i 2004, hvilket samlet udgjorde DKK 4.564 mio. ([EURO]612 mio.), og er delvist modvirket af effekten fra kobet af HTCC, Dotcom Solutions og sunrise business communications i 2005, der samlet belober sig til DKK 625 mio. ([EURO]84 mio.).

      Anlaegsinvesteringer eksklusive kob af ejerandele i andre selskaber belob sig i 2005 til DKK 5.624 mio. ([EURO]754 mio.), hvilket sammenlignet med 2004 udgor en stigning pa DKK 476 mio. ([EURO]64 mio.) eller 9,2 pct. Stigningen kan primaert henfores til TDC Mobile International, der er steget med DKK 233 mio. ([EURO]31 mio.), hvilket vaesentligst skyldes udbygningen af UMTS-nettet og anlaegsinvesteringer i Bite. Endvidere var der hojere anlaegsinvesteringer i TDC Totallosninger pa DKK 177 mio. ([EURO]24 mio.) isaer grundet anlaegsinvesteringer i de tilkobte selskaber. Anlaegsinvesteringer i forhold til omsaetningen i 2005 var 12,1 pct. sammenlignet med 12,2 pct. i 2004.

      Nedenstaende tabel viser TDC's anlaegsinvesteringer fordelt pa forretningsenheder for de viste perioder:

                                                                        VAEKST
TDC KONCERNEN                                       2004      2005      (PCT.)
-----------------------------------------------   -------    ------    ---------
                                                       DKK MIO.
ANLAEGSINVESTERINGER
TDC Totallosninger.............................    2.447     2.624        (7,2)
TDC Mobile International.......................    1.023     1.256       (22,8)
Danske forretninger............................      747       831       (11,2)
Talkline mv....................................      112        73        34,8
Bite...........................................      164       352      (114,6)
TDC Switzerland................................    1.196     1.352       (13,0)
TDC Kabel TV...................................      223       231        (3,6)
Andre aktiviteter 1............................      259       161        37,8
-----------------------------------------------   -------    ------    ---------
TDC koncernen, eksklusive.kob af ejerandele....    5.148      5624        (9,2)
                                                  -------    ------    ---------
Kob af ejerandele i andre selskaber                4.844       653        86,5
                                                  -------    ------    ---------
TDC koncernen, inklusive kob af ejerandele.....    9.992     6.277        37,2
                                                  -------    ------    ---------
-----------------------------
1     Omfatter, TDC Services, TDC A/S og elimineringer.

      TDC Totallosningers anlaegsinvesteringer belob sig til DKK 2.624 mio. ([EURO]352 mio.) i 2005, en stigning pa DKK 177 mio. ([EURO]24 mio.) og relaterer sig primaert til kobet af TDC Song samt HTCC. I den danske forretning faldt anlaegsinvesteringer hovedsageligt drevet af lavere enhedsomkostninger vedrorende DSL-udstyr. Korrigeret for tilkobte selskaber faldt anlaegsinvesteringer med DKK 175 mio. ([EURO]24 mio.) eller 7,5 pct. sammenlignet med 2004.

      Anlaegsinvesteringerne for TDC Mobile International steg DKK 233 mio. ([EURO]31 mio.) eller 22,8 pct. til DKK 1.256 mio. ([EURO]168 mio.) i 2005. Anlaegsinvesteringer relateret til de danske forretninger belob sig til DKK 831 mio. ([EURO]111 mio.), hvilket er en stigning pa DKK 84 mio. ([EURO]11 mio.) eller 11,2 pct. sammenlignet med 2004. Stigningen er primaert relateret til udbygningen af UMTS-nettet. Den resterende vaekst er overvejende relateret til udbygning af GSM-nettet i Bite Litauen, betaling for licens i Letland samt opbygning af GSM- og UMTS-net i Bite Letland.

      TDC Switzerlands anlaegsinvesteringer belob sig til DKK 1.352 mio. ([EURO]181 mio.) i 2005, en stigning pa DKK 156 mio. ([EURO]21 mio.) eller 13,0 pct. Stigningen skyldes hovedsageligt opgraderingen af GSM-nettet med EDGE-teknologi og oget aktivering af retableringsforpligtelser (poster uden likviditetsvirkning).

      TDC Kabel TV's anlaegsinvesteringer belob sig til DKK 231 mio. ([EURO]31 mio.) i 2005 svarende til en stigning pa DKK 8 mio. ([EURO]1 mio.) sammenlignet med 2004 hovedsageligt som folge af investeringer vedrorende netudvidelse, TVoIP og VoD i 2005, delvist opvejet af faerre investeringer i forbindelse med returvejsopgraderinger, da en stor del af udrulningen er gennemfort.

FORPLIGTELSER

      Folgende tabel indeholder en oversigt over de kontraktlige forpligtelser, kommercielle forpligtelser og afdrag pa hovedstole, som TDC og dets datterselskaber ville have haft fra den 31. december 2005 i henhold til dets gaeldsbreve, finansielle og operationelle leasingkontrakter og andre aftaler, samt visse proformaoplysninger, som gaelder for transaktionerne. Oplysningerne i nedenstaende tabel afspejler Udsteders overslag over vores forpligtelsers lobetider i henhold til kontrakt. Disse lobetider kan variere betydeligt fra forpligtelsernes faktiske lobetid.

KONTRAKTLIGE FORPLIGTELSER                                                             FORFALDNE BETALINGER EFTER PERIODE
----------------------------------------------------------------------   ---------------------------------------------------------
                                                                                      MINDREAR
                                                                                        END 1        1-2        2-5        EFTER 5
                                                                            I ALT        AR           AR         AR          AR
                                                                         ----------   ---------   ----------   --------   --------
                                                                                                   DKK MIO.
TDC
KORTFRISTET DEL AF LANGFRISTEDE
gaeldsforpligtelser 1..                                                      5.425       5.425           --          --        --
Langfristede gaeldsforpligtelser 1......                                    24.890          --          258      12.856    11.776
Operationelle leasingforpligtelser......                                     4.606         812          666       1.382     1.746
Kobsforpligtelser vedrorende anlaegsaktiver                                     81          40           14          27         0
Forpligtelser vedrorende outsourcing-kontrakter                                746         249          115         265       117
Andre kobsforpligtelser                                                        360         217           32          46        65
Valutaswaps, FX-swaps og terminskontrakter                                    (488)       (478)         (21)         14        (3)
Renteswaps                                                                      31         (17)           0          48         0
                                                                         ----------   ---------   ----------   --------   --------
Kontraktlige kontantforpligtelser i alt                                     35.651       6.248        1.064      14.638    13.701
                                                                         ----------   ---------   ----------   --------   --------

-------------------
1. Afspejler den historiske langfristede gaeld pr. 31. december 2005. Udstederen ville pa proforma-basis for Transaktionerne have haft folgende langfristede gaeldsforpligtelser:

                                                                                       FORFALDNE BETALINGER EFTER PERIODE
                                                                         ---------------------------------------------------------
                                                                                      MINDREAR
                                                                                        END 1        1-2        2-5        EFTER 5
                                                                            I ALT        AR           AR         AR          AR
                                                                         ----------   ---------   ----------   --------   --------
                                                                                       KONTRAKTLIGE FORPLIGTELSER, DKK MIO.
UDSTEDER

Kortfristet del af langfristede
       gaeldsforpligtelser                                                    235        235          --          --         --
Langfristede gaeldsforpligtelser.......................................    72.944          -       4.0         10.16        58.723
                                                                         ----------   ---------   ----------   --------   --------
                                                                           73.179        235       4.054       10.167       58.723
                                                                         ==========   =========   ==========   ========   ========

      Endvidere kan TDC opsige forskellige sikringsordninger i forbindelse med Transaktionerne eller som del af den opdaterede sikringspolitik efter transaktionerne. Der er imidlertid endnu ikke truffet nogen beslutning om en sadan opdateret politik.

      Folgende tabel viser et overblik over TDC's kommercielle forpligtelser. Kommercielle forpligtelser er poster, som senere kan blive forfaldne. De er ikke indregnet i balancen i koncernregnskabet.

                                                                         FORPLIGTELSER, DER FORFALDER TIL BETALING PR. PERIODE
                                                                         ------------------------------------------------------
                                                                                     MINDREAR
                                                                                       END 1       1-2       2-5       OVER 5
                                                                            I ALT       AR          AR        AR         AR
                                                                         ----------  ---------  ----------  --------  --------
                                                                                   ANDRE KOMMERCIELLE FORPLIGTELSER, DKK MIO.
Uudnyttede kreditfaciliteter...........................................     7.366      2.523         0          0       4.843

                                                                                              I ALT
                                                                                        -------------------
                                                                                        GARANTIER, DKK MIO.
Garantiforpligtelser i forbindelse med sale- and leaseback-aftaler
  (se note 31 i TDC's koncernregnskab)...............................................                 3.291
Garantier overfor leverandorer og samarbejdspartnere.................................                    90
                                                                                        -------------------
Garantier i alt......................................................................                 3.381
                                                                                        ===================

IKKE-BALANCEFORTE AFTALER

      TDC har i ojeblikket ingen ikke-balanceforte aftaler. Se note 31 i TDC's koncernregnskab, hvor visse eventualforpligtelser er beskrevet.

PENSIONSFORPLIGTELSER

      I TDC er ca. 3.850 medarbejdere pr. 31. december 2005 berettiget til pension pa tjenestemandslignende vilkar fra de tre pensionskasser tilknyttet TDC. Herudover er der 7.750 medlemmer af pensionskasserne som modtager eller har ret til at modtage pensionsydelser. Siden 1990 er der ikke optaget nye medlemmer i pensionskasserne, og pensionskasserne er i henhold til vedtaegterne udelukket fra at optage nye medlemmer i fremtiden. I henhold til lovgivningen, vedtaegterne og pensionsregulativerne er TDC forpligtet til at indbetale bidrag til sikring af, at praemiereservekravet i pensionskasserne er afdaekket. TDC's pensionskasser investerer i forskellige vaerdipapirer herunder aktier. Afkastet pa disse investeringer har indvirkning pa TDC's okonomiske resultat og finansieringsbehov i forbindelse med koncernens pensionsordninger. Safremt praemiedaekningskravet i pensionskasserne ikke er afdaekket, jf. lov om firmapensionskasser, pahviler det TDC at indbetale det manglende belob.

      TDC tilbyder ogsa ydelsesbaserede pensionsordninger til medarbejdere i nogle af selskabets udenlandske selskaber.

      Pr. 31. december 2005 udviser balancen positive nettoaktiver vedrorende TDC's danske ydelsesbaserede pensionsordninger (jf. note 29 i TDC's koncernregnskab). Der henvises til ovennaevnte beskrivelse af TDC's forpligtelser til at indbetale bidrag til sikring af, at praemiereservekravet i pensionskasserne er afdaekket.

KVANTITATIVE OG KVALITATIVE OPLYSNINGER OM MARKEDSRISICI

      TDC er eksponeret for markeds- og kreditrisici i forbindelse med koncernens finansielle beholdninger, kob og salg af varer og tjenester i fremmed valuta samt investeringer i udenlandske virksomheder. TDC identificerer, overvager og kontrollerer disse risici gennem politikker og procedurer, der er godkendt af ledelsen. Markedsvaerdi af finansielle aktiver og forpligtelser samt rente-, valuta- og kreditrisici beregnes dagligt. Bestyrelsen fastlaegger de hojeste acceptable risikoniveauer. Den nye bestyrelse udarbejder og vedtager en ny finansiel strategi for acceptable risikoniveauer, nar den endelige kapitalstruktur er pa plads. TDC's metoder til at fortolke risikoeksponering samt styring af disse risici er beskrevet nedenfor.

      Se note 28 i TDC's koncernregnskab for en gennemgang af TDC's historiske eksponeringer pr. 31. december 2005.

LIKVIDITETSRISIKO

      TDC er kun i mindre grad eksponeret for likviditetsrisiko, idet TDC udelukkende placerer likvide midler i hojt omsaettelige vaerdipapirer. Se desuden afsnittet " - Likviditet og kapitalberedskab - Fremtidig likviditet".

RENTE

      Styring af renterisikoen indebaerer overvagning af TDC's rentebaerende aktiver, forpligtelser og finansielle instrumenter. Renterisikoen opgores efter den sakaldte value at risk-metode og styres gennem indgaelse af renteswapaftaler.

      I henhold til Seniorlaneaftalen er TDC forpligtet til 90 dage efter forste traek pa lanet, at sikre 50 pct. af alle til enhver tid udestaende hovedstole i henhold til Term Faciliteterne, for at vaere beskyttet mod renterisici ved fast rente i op til tre ar fra finansieringsdagen.

VALUTAKURS

      Valutakurseksponeringen netto, i danske selskaber over for leverandorer af varer og tjenesteydelser og tilgodehavender fra salg afdaekkes pa det tidspunkt, hvor den er kendt. Valutakursrisikoen fra TDC's forretningsmaessige aktiviteter relaterer sig derfor i al vaesentlighed til arets resultat i udenlandske datterselskaber, eftersom bade indtaegter og omkostninger i disse hovedsageligt afregnes i lokale valutaer. Der benyttes valutaswapaftaler og valutaterminsforretninger til at minimere kursrisikoen fra finansielle aktiviteter i udenlandsk valuta. TDC anser dog ikke positioner i EUR for at udgore en betydelig valutakursrisiko som folge af Danmarks fastkurspolitik over for EUR. Som hovedregel afdaekker TDC ikke investeringer i udenlandske virksomheder. Det har dog tidligere vaeret besluttet, at investeringen i TDC Switzerland afdaekkes. Gevinster/tab fra denne aktivitet fores som kursreguleringer over egenkapitalen. Fremadrettet har vi til hensigt at afdaekke vores eksponering hidrorende fra vores US Dollar denominerede obligationer.

VALUE AT RISK

      Ved markedsrisiko forstas risikoen for udsving i markedsvaerdien af et finansielt instrument som folge af aendringer i markedsfaktorer. Potentielle tab som folge af aendrede markedsforhold kan estimeres ved hjaelp af statistiske modeller, der baserer sig pa fluktuationer i historiske priser. Til maling af TDC's eksponering for finansielle risici er estimaterne beregnet ved hjaelp af en sandsynlighedsbaseret model. TDC foretager dagligt en value at risk-analyse ("VaR") af alle sine vaesentlige finansielle instrumenter baseret pa volatiliteter i og korrelationer mellem henholdsvis valutakurser og renter. VaR-beregningen er baseret pa TDC's beholdninger og viser, hvorledes et ugunstigt udsving i markedspriserne vil pavirke markedsvaerdien af TDC's finansielle instrumenter. De daglige VaR-beregninger viser det storst mulige tab for TDC, der - inden for et konfidensinterval pa 95 pct. - kan opsta som folge af ugunstige rente- eller valutakursaendringer i lobet af en etarig periode. Det er TDC's opfattelse, at selskabets fastsatte maksimum for rente-og valutakurseksponering er acceptabel sammenlignet med TDC's forventede fremtidige indtjening, egenkapital og markedsvaerdi.

KREDITRISIKO

      TDC er eksponeret over for kreditrisici pa en raekke omrader: som udbyder af tjenester til danske og udenlandske kunder og forretningspartnere, som medkontrahent i finansielle kontrakter og som ejer af vaerdipapirer. Kreditrisici i forbindelse med TDC's finansielle kontrakter styres gennem udarbejdede politikker og procedurer, der fastsaetter ovre kreditgraenser, baseret pa eksempelvis modpartens kreditvurdering.

                                   BRANCHEN

      De i dette afsnit praesenterede oplysninger afspejler oplysninger, herunder forventninger til den fremtidige udvikling, som stammer fra branchekilder samt fra vores egne interne undersogelser. Nedenstaende bor laeses i sammenhaeng med afsnittene "Fremlaeggelse af oplysninger", "Fremsaettelse af udsagn om fremtiden" samt "Risikofaktorer."

HOVEDMARKEDER

      Vi er den forende leverandor af telekommunikationslosninger i Danmark, den naeststorste teleudbyder i Schweiz og repraesenteret med en betydelig tilstedevaerelse pa udvalgte markeder i Nord- og Centraleuropa. Vores hovedmarkeder er fastnet-, mobil- og kabel tv-markederne i Danmark og fastnet-og mobilmarkederne i Schweiz. Derudover er vi aktive pa mobilmarkedet i Tyskland, Polen, Ostrig, Letland og Litauen samt pa fastnetmarkedet i Ungarn, Sverige, Norge og Finland. Se "Forretning" vedrorende naermere oplysninger om vores drift pa hvert af disse omrader.

      Folgende tabel viser nogleindikatorer for hvert enkelt af vores forretningsomrader og markeder:

-----------------------------------------------------------------------------------------------------------------------------------
                                 PRODUCTS         GEOGRAFI         MARKEDSPOSITION  MARKEDSANDEL (a)      HOVEDKONKURRENTER
TDC                              Landline          Danmark              Nr. 1            81 ptc          Tele2/Telia/Telenor
  Totallosninger              Bredband/Data                             Nr. 1          72 pct (b)          Telenor, Tele2
  ger                           tjenester
TDC Mobil                     Mobiloperator        Danmark              Nr. 1            41 pct.        TeliaSonera/Telenor/
                                                                                                              Tele2/'3'
Kabel TV                     TV distribution       Danmark              Nr. 1            66 pct.      TeliaStofa/Antenneforeninger
                                 Bredband                                                13 pct.
Sunrise                       Mobiloperator        Schweiz              Nr. 2            19 pct.           Swisscom/ Orange
                                 Fastnet                                Nr. 2            15 pct.            Swisscom/ Tele2
                                Bredband                                Nr. 3            11 pct.           Swisscom/Cablecom
                                 Dial-up                                Nr. 2            28 pct.               Swisscom
Bite                          Mobiloperator     Litauen/Letland         Nr. 2          25 pct. (c)        Omnitel/Tele2/SP
Polkomtel                     Mobiloperator         Polen               Nr. 2            31 pct.              Era/Orange
Talkline                      Mobil tjeneste       Tyskland             Nr. 3           16 pct (d)         Debitel/Mobilcom
                                 udbyder
One                           Mobiloperator         Ostrig              Nr. 3            21 pct.            A1/T-Mobil/Drei
HTCC                         FastnetInternet        Ungarn              Nr. 3             5 pct.              MatavInvitel
-----------------------------------------------------------------------------------------------------------------------------------

------------------------
(a)    Tallene for TDC Totallosninger, TDC Mobil, Kabel TV og sunrise er pr.
       31. december 2005, mens de ovrige tal er pr. 30. juni 2005.

(b)    Henviser til DSL.

(c)    Internt TDC-skon, som kun henviser til Litauen.

(d)    Henviser til andel af tjenesteudbydermarkedet.

DANSKE FASTNETMARKED

      Det danske fastnetmarked er et modent marked, som er kendetegnet ved en hoj penetration inden for telefoni og bredband, veludviklet konkurrence, et avanceret regulatorisk miljo og en hoj grad af valgmuligheder for forbrugeren. Vi er markedsledende inden for alle vaesentlige dele af det danske fastnetmarked, og ifolge IT- og Telestyrelsen havde vi pr. 31. december 2005 en markedsandel pa 81% af alle fastnetlinier, 64% af fastnettrafikken, en detailmarkedsandel pa 72% af DSL-markedet baseret pa antal abonnenter samt 58% af alle bredbandskunder i Danmark.

TRADITIONEL TELEFONI

      Det danske fastnettelefonimarked havde pr. udgangen af 2005 3,4 mio. abonnentlinier fordelt pa 2,5 mio. traditionelle analoge telefonlinier og 0,9 mio. ISDN-linier. Det samlede antal abonnentlinier pa det danske marked faldt fra 3,9 mio. til 3,4 mio. mellem 2001 og 2005, hovedsagelig som folge af overgang fra fastnet til mobil samt i mindre omfang migrering fra traditionel telefoni til VoIP-tjenester. I erhvervssektoren er antallet af traditionelle abonnentlinier ligeledes faldet som folge af oget brug af IP-VPN-losninger. Vi forventer, at denne udvikling vil fortsaette i de kommende ar, specielt via migrering til IP-baserede losninger i bade forbruger- og erhvervssegmentet. Det er dog vores forventning, at den samlede effekt heraf pa TDC vil blive formindsket af vores staerke markedsposition pa det danske DSL-, kabelbredbands- og erhvervsdatamarked.


      Set i et regulatorisk perspektiv er det danske fastnettelefonimarked hojtudviklet med fast operatorvalg introduceret sidst i 1990'erne, adgang til det ra kobber i 2000 og fuld nummerportabilitet i 2001. De regulerede samtrafikpriser pa det danske marked har konsekvent vaeret lave efter internationale forhold og har givet mange alternative leverandorer mulighed for at konkurrere med os. Faldet i priser som folge af den intense konkurrence sidst i 1990erne til og med 2002 har vaeret aftagende i de senere ar, og prisfastsaettelsen for de vigtigste fastnetaktorer pa markedet har generelt vaeret stabil eller er steget siden 2002. Dog har de effektive omkostninger pr. minut for slutbrugerne fortsat deres fald som folge af oget brug af rabatter og "flat rate"-modeller pa markedet.

      Vores hovedkonkurrenter pa det danske fastnettelefonimarked er Tele2, Telia og Sonofon med en markedsandel pa henholdsvis 13 pct., 8 pct. og 4 pct. malt som fastnettelefonitrafik. Tele2, Telia og Sonofon er endvidere de storste udbydere af gensolgte abonnentlinier i Danmark med en markedsandel pa henholdsvis 34 pct., 25 pct. og 11 pct. (ikke inkl. TDC) af alle faste abonnentlinier, der saelges af konkurrenter til TDC. Den resterende del af det danske fastnettelefonimarked er fragmenteret med et stort antal operatorer, som hovedsageligt konkurrerer pa basis af gensalg af abonnementer, fast operatorvalg, operator forvalg og VoIP-tjenester. Disse operatorer er f.eks. ACN, Cybercity, DLG, IDT, MCI og Universal Telecom.

BREDBAND

      Sammenlignet med andre europaeiske lande har Danmark en veludbygget bredbandsinfrastruktur og en udbredt brug af bredbandsforbindelser blandt bade privat- og erhvervskunder. I oktober 2005 offentliggjorde IT- og Telestyrelsen en undersogelse af bredbandssektoren, som viste, at bredbandsadgang via DSL er mulig for 98 pct. af alle danske husstande og erhvervsvirksomheder, mens 60 pct. af alle danske husstande har mulighed for bredbandsadgang via opgraderet kabel-tv net. Pr. 31. december 2005 var der 1,35 mio. bredbandsabonnenter i Danmark, hvilket svarer til ca. 54 pct. af alle danske husstande. Samtidig var det samlede antal internetabonnenter i Danmark, herunder dial-up brugere, 1,8 mio., eller ca. 72 pct. af alle danske husstande. Det danske bredbandsmarked har udvist betydelig vaekst i de senere ar med en stigning i det samlede antal abonnementer fra 0,4 mio. ved udgangen af 2002 til 1,35 mio. pr. 31. december 2005, eller en CAGR pa 44 pct. DSL er den mest almindelige accessteknologi med 0,7 mio. abonnenter, efterfulgt af kabelmodemteknologi med 0,4 mio. abonnenter. Den resterende del af markedet, ca.132.000 abonnenter, har adgang til bredband via FTTH, LAN eller tradlose losninger.

      Vi er den storste DSL-udbyder med en markedsandel pr. 31. december, 2005 pa 72 pct. af detailmarkedet for alle DSL-forbindelser i Danmark. Vores storste konkurrenter pa DSL-markedet er Cybercity, datterselskab af Telenor, og Tele2. Pr. 31. december 2005 havde Cybercity og Tele2 en markedsandel pa henholdsvis 15 pct. og 9 pct.. Vi er ogsa den storste udbyder af bredbandsforbindelser over kabel-tv-nettet pa det danske marked med en markedsandel pa 54 pct. De ovrige hovedleverandorer af kabelbredbandstjenester i Danmark er Telia Stofa med en markedsandel pa 32 pct. og A+ Arrownet med en markedsandel pa 7 pct.

      Ud fra et regulatorisk perspektiv er det danske bredbandsmarked hojtudviklet sammenlignet med andre europaeiske lande. TDC's konkurrenter kan tilbyde DSL-tjenester pa grundlag af en raekke forskellige forretningsmodeller, herunder ra kobber, enten helt eller via delt anvendelse, bitstream access og gensalg. I begyndelsen af 2006 indfortes endvidere Naked Bitstream Access, som gav vores konkurrenter mulighed for at tilbyde DSL-linier uden et almindeligt telefonlinieabonnement, omend til en pris, der svarede til det fulde unbundling pris. Af alle DSL-abonnementer pa det danske marked, som pr. 31. december 2005 er leveret af vores konkurrenter, er 58 pct. udbudt pa grundlag af ra kobber, 35 pct. via bitstream access og 7 pct. pa grundlag af gensalgsaftale.

      Vi er af den opfattelse, at bredbandsmarkedet vil opleve stigende konkurrence i fremtiden. Vi mener, at forskellige danske forsyningsselskaber har planer om at investere mere end DKK 9,5 mia. ([EURO]1,2 mia.) i at levere daekning med FTTH-teknologi til 950.000 husstande senest i 2012. Vi foler os godt rustet til at imodega denne potentielle konkurrence som folge af vores igangvaerende investeringer i regionale fiberringe og opgraderinger til vores DSL-platform pa lokale centraler, saledes at vi kan tilbyde bredbandskapacitet, som kan sammenlignes med FTTH-nettenes muligheder. Vi mener endvidere, vi har nogle fordele bade omkostningsmaessigt og med hensyn til det tidsmaessige aspekt i forhold til de nye net. FTTH-teknologi kraever etablering af nye lokale accessnet og er derfor en dyrere losning end DSL eller kabelbredbandsteknologi, som gor brug af eksisterende lokale accessnet.

DANSKE MOBILMARKED

      Danmark har fire mobilnetsoperatorer ("MNOer") med licens, som ved udgangen af 2005 betjener 5,5 mio. abonnenter, hvilket svarer til en penetration pa ca. 101 pct., af den danske befolkning. I betragtning af det nuvaerende penetrationsniveau forventer vi, at vaeksten i antal kunder vil aftage i fremtiden i takt med, at konkurrenternes fokus skifter fra erhvervelse af kunder til fastholdelse af kunder. Vi forventer dog, at antallet af mobilbrugere fortsat vil stige som folge af en moderat befolkningstilvaekst og en fremtidig stigning i penetrationsprocenten som folge af udviklingen af rene dataapparater og flere SIM-kort.

      TDC, Sonofon og Telia har vaeret etableret som operatorer laenge og har bade GSM- og 3G-licenser, hvorimod "3" er en 3G netoperator, som startede sin drift i oktober 2003. Pr. 31. december 2005 blev omkring 12 pct. af alle danske mobilabonnenter betjent af andre tjenesteleverandorer end MNOer. De 2 storste var Debitel, en tjenesteudbyder med en detailmarkedsandel pa 5 pct. og Tele2, en MVNO med en detailmarkedsandel pa 4 pct. Det danske mobilmarked har traditionelt vaeret et af de mest konkurrenpraegede markeder i Europa og er karakteriseret af lave priser, som historisk har fort til en betydelig tilstedevaerelse af udbydere af discounttjenester. Det danske mobilmarkeds struktur aendrede sig imidlertid i 2004 som folge af konsolidering. Vi overtog Telmore, en tjenesteudbyder med en detailmarkedsandel pa 10 pct., Sonofon overtog CBB Mobil, en tjenesteudbyder med en detailmarkedsandel pa 4 pct., og TeliaSonera overtog Orange Danmark, en MNO med en detailmarkedsandel pa 12 pct. AEndringen i konkurrencelandskabet fra 5 MNOer til 4 samt det forhold, at 2 af de storste uafhaengige tjenesteudbydere er blevet underlagt MNOerne, har styrket markedsdynamikken og medfort reducerede churnniveauer, lavere omkostninger i forbindelse med erhvervelse af abonnenter og et formindsket prispres i forhold til tidligere.

      I oktober 2001 udstedte IT- og Telestyrelsen 4 nationale UMTS-licenser til TDC, "3", Telia og Orange Danmark. Som led i aftalen skulle licensindehaverne betale en licensafgift pa 25 pct. pa forskud, og de resterende 75% skulle betales i lige store afdrag over 10 ar. Licenserne gaelder i 20 ar, og i henhold til licensvilkarene skulle hver indehaver opfylde et krav om befolkningsmaessig daekning pa 30 pct. ved udgangen af 2004 og 80 pct. ved udgangen af 2008. Efter Telia's overtagelse af Orange Danmark, returnerede Telia den 3G-licens, som Orange Danmark havde, til IT- og Telestyrelsen. Efter en senere auktion fik Sonofon den 19. december 2005 tildelt den fjerde licens. Licensen gaelder i 20 ar, og Sonofon skal opfylde et krav om befolkningsmaessig daekning pa 30 pct. ved udgangen af 2009 og 80 pct. ved udgangen af 2013. Pr. udgangen af 2005 var vi og "3" de eneste operatorer, som havde indfort kommercielle 3G-tjenester pa det danske marked.

DANSKE KABEL-TV-MARKED

      Kabel-tv er med 62 pct. af alle tv-husstande den mest almindelige form for fjernsynsdistribution i Danmark. DTH satellitdistribution nar 18 pct. af alle tv-husstande, medens de resterende 20 pct. af markedet betjenes via det analoge jordbaserede net. Med vores datterselskaber TDC Kabel TV og Dansk Kabel TV er vi den storste fjernsynsdistributor i Danmark med 1,0 mio. husstande tilsluttet vores kabelnet, svarende til 66 pct. af alle danske kabel-tv-husstande og 40 pct. af alle danske tv-husstande generelt. Vores storste konkurrenter er Telia Stofa, Telia Sonera's danske kabel-tv-datterselskab med 8 pct. af alle tv-husstande og de 2 pan-skandinaviske DTH operatorer, Canal Digital og Viasat, datterselskaber af henholdsvis Telenor og MTG, som tilsammen betjener 18 pct. af alle danske tv-husstande. Foruden at vaere en vaesentlig DTH distributor forsyner Canal Digital ogsa en raekke individuelle antenneforeninger. I betragtning af den begraensede overlapning mellem kabel-tv-net i Danmark er konkurrencen mellem de forskellige kabel-tv-operatorer begraenset pa slutkundeniveauet. I stedet konkurrerer kabel tv operatorer med hinanden, nar der bygges nye systemer, eller nar kontrakter med antenneforeninger eller boligforeninger skal fornyes.

      Det danske tv distributionsmarked forventes at udvikle sig over de naeste par ar med tilbud om tv-tjenester ogsa pa andre platforme som f.eks. DTT, DSL og FTTH. Den 31. marts 2006 lancerede Digi-TV, et joint venture mellem radio-og tv-stationerne DR og TV2, et DTT-net i Danmark til erstatning for det analoge jordbaserede net, som forventes at lukke i oktober 2009. Pa baggrund af erfaringerne fra andre lande med etablerede DTT-operatorer som f.eks. Sverige tror vi, at der vil vaere en begraenset churn fra kabel-tv-nettene til DTT-nettet, og at den fremtidige brugerbase for Digi-TV hovedsagelig vil besta af nuvaerende brugere af det analoge net eller de eksisterende DTH-operatorers abonnenter. I lighed med andre vesteuropaeiske fjernsynsmarkeder er det danske marked karakteriseret af den igangvaerende migrering fra analogt til digitalt tv og indforelsen af naeste generations digitale tv-tjenester som f.eks. HDTV, PVR og Video On Demand tjenester.

      Danske kabel-tv-operatorer inkl. TDC og Telia Stofa udbyder ogsa bredbandstjenester over deres kabelnet, og vi er markedsforende i Danmark med en markedsandel pa 54% i dette segment af bredbandsmarkedet. Se "Danske fastnetmarked - Bredband."

SCHWEIZISKE MOBILMARKED

      Ved udgangen af 2005 var der 6,8 mio. mobilabonnenter i Schweiz, hvilket svarer til en penetration pa 91 pct. Dette penetrationsniveau anses for at vaere moderat i forhold til andre europaeiske markeder og forventes at stige yderligere.

      Pa det schweiziske mobilmarked er Swisscom Mobile, vi og Orange Switzerland (100 pct.-ejet af France Telecom) de 3 storste operatorer. Vi har oget vores markedsandel inden for mobil fra 13 pct. i 2000 til 19 pct. i 2005 og er andenoperator. Swisscom er forende med en markedsandel pa 63 pct., og Orange Switzerland er den tredjestorste udbyder med en markedsandel pa 18 pct.. Vores strategi i det schweiziske mobilsegment har vaeret at placere os som et lavprissalternativ til Swisscom, hvilket illustreres af, at 49 pct. af vores kundebase er i prepaid segmentet.

      3G-licenser blev oprindeligt udstedt til det tidligere monopolselskab Swisscom, TDC, Orange Switzerland og Telefonica (Telefonica har siden trukket sig fra markedet). Den nationale myndighed Federal Office of Communication ("OFCOM" eller "BAKOM") gennemforte en undersogelse i begyndelsen af 2005 og konkluderede, at de 3 operatorer havde opfyldt forpligtelsen til at levere en befolkningsmaessig daekning pa 50 pct. ved udgangen af 2004 for UMTS-tjenester.

      I betragtning af de historisk set hoje og stabile ARPUer med mobilpriser over gennemsnittet i EU vil ARPU for tale sandsynligvis falde som folge af reduktioner i priser for savel afgaende som indkommende kald. Dette vil sandsynligvis opvejes delvist af en stigning i brugen, da det schweiziske MOU i ojeblikket er lavt i sammenligning med gennemsnittet i EU. Endvidere forventes en stigning i brug af datatjenester. Mobiltermineringstaksterne blev frivilligt reduceret med 40 pct. af Swisscom og med 19 pct. af sunrise i forventning om et muligt myndighedsindgreb i 2006.

      Efter tilgangen af flere MVNOer og tjenesteudbydere er konkurrenceniveauet pa markedet blevet forstaerket, og vi forventer et fortsat prispres. Truslen fra MVNO'er mildnes dog delvist af, at de nuvaerende regler ikke kraever, at mobiloperatorer skal abne deres net, og den naeste myndighedsregulering, som abner op for aendringer i licenskrav, finder ikke sted for 2008.

SCHWEIZISKE FASTNETMARKED

      Det schweiziske fastnetmarked domineres af Swisscom, hvor staten er hovedaktionaer. Ved udgangen af 2005 var der 3,8 mio. fastnetlinier i drift. Den samlede fastnetsomsaetning toppede i 2004 med CHF 4,8 mia. efter en mindre omsaetningsstigning som folge af stigninger pa bredbandsmarkedet.

      Det tidligere monopolselskab Swisscom er den forende leverandor af lokal access. Efter en igangvaerende netopgradering vil Cablecom (den storste kabeloperator) kunne levere returvejsadgang til de fleste af sine kunder. TDC Switzerland er den storste alternative netoperator med et optisk fibernet pa mere end 7.000 km.

      Kabelmarkedet er staerkt fragmenteret med ca. 250 regionale operatorer. Cablecom's markedsandel af kabel-abonnenterne er omkring 61 pct.

      Det schweiziske telekommunikationsmarked er ikke omfattet af EU's rammer for telekommunikationstilsyn. Liberaliseringsprocessen har dog generelt fulgt EU's rammer, omend med tidsforsinkelse. De schweiziske tilsynsmyndigheder er OFCOM og ComCom

      Konkurrencen pa det Schweiziske marked begyndte i 1998 med indforelse af operator forvalg og fast operatorvalg.

TRADITIONEL TELEFONI

      Fastnettelefonimarkedet i Schweiz blev forst abnet for fuld konkurrence i begyndelsen af 1998. Med et lovgivningssystem, som er flere ar bagefter lovgivningen i mange EU-lande, opretholder Swisscom stadig en hoj men faldende andel af fastnettelefonien.

      Den traditionelle fastnettelefoniomsaetning er faldende efter, at Swisscom oplever oget konkurrence fra aktorer som f.eks. TDC Switzerland, Tele2, Cablecom m.fl., savel som migrering til mobil. Efter introduktionen af fast operatorvalg i 1998 er markedsandelen for fastnettelefoniudbydere som f.eks. Tele2 steget pa bekostning af hovedsagelig Swisscom. Den skaerpede konkurrence har fort til et fald i fastnettakster, som stadig er hoje i forhold til de fleste vesteuropaeiske benchmarks. Med den voksende konkurrence og den forventede adgang til det ra kobber forventer vi, at priserne vil falde yderligere. Operatorer, som ejer abonnent-accessnet, er primaert Swisscom og Cablecom.

      TDC Switzerland, Tele2, Cablecom og Swisscom har alle lanceret VoIP-tjenester. Til dato er Cablecom den storste udbyder af VoIP-tjenester i Schweiz.

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      Med en mobilpenetration pa 91 pct. mener vi, at migrering fra fastnet til mobil allerede har fundet sted i stort omfang, og antallet af fastnetlinier er faldet fra 3.931.000 linier i 2004 til 3.822.000 ved udgangen af 2005. Vi forventer, at nedgangen i antal fastnetlinier vil fortsaette i takt med, at kundernes brug af VoIP-tjenester stiger.

      De fleste af de forventede regulatoriske saendringer vil efter vores opfattelse fa en positiv virkning pa TDC Switzerland's virksomhed, da det vil blive stadig vanskeligere for Swisscom at forsvare sin markedsandel. Med vores eget backbone-net er vi godt positioneret til at indga i konkurrencen og vil fa fordel af den nye regulatoriske situation.

BREDBAND

      Det schweiziske bredbandsmarked har udviklet sig hastigt over de sidste par ar med en stigning i antal forbindelser fra 1.261.000 i 2004 til 1.563.000 i 2005, hvilket har betydet en stigning i husstandspenetrationen. DSL overhalede kabelmodems som den forende teknologi hvad angar antal forbindelser i 2003 og har nu 1.010.000 forbindelser i forhold til 553.000 forbindelser med kabelmodem.

      Det schweiziske marked er sakket vaesentligt agterud i forhold til EU, hvad angar liberalisering af telekommunikationsmarkedet. Implementeringen af adgang til det ra kobber er derfor blevet forsinket. Swisscom har ofte gjort brug af domstolene til at blokere for bestraebelser pa at fremme konkurrencen og har bekaempet tiltag fra den schweiziske konkurrencemyndighed og ComCom med henblik pa at give adgang til det ra kobber og udbyde udlejning af faste kredslob til omkostningsorienterede priser. Den 24. marts 2006 vedtog det schweiziske parlament en revideret telekommunikationslov, som muliggor en sadan abning for andre operatorers adgang til det ra kobber. Efter lovens bekendtgorelse starter der en periode pa 100 dage, inden for hvilken der kan kraeves afholdt folkeafstemning. Hvis der ikke afholdes folkeafstemning, og de forordninger, der implementerer loven, faerdiggores, traeder den nye lov i kraft. Det forudses nu, at dette vil ske i forste kvartal 2007. Om end det er usandsynligt, er det dog muligt, at organisationer, som er imod loven, vil kunne gennemtvinge en folkeafstemning, som yderligere ville forsinke vedtagelsen med mindst et ar og potentielt kunne medfore, at vedtagelsen blev forhindret. Regulatoriske saendringer, som matte finde sted inden for de naeste par ar, kan taenkes at vaere i alternative operatorers favor, som f.eks. TDC Switzerland.

      Det schweiziske kabel-tv-marked forventes at vokse staerkt med konkurrencedygtige og stigende triple play-tilbud, isaer fra Cablecom, som har en markedsandel pa 21 pct.. Cablecom lancerede telefonitjenester over sit kabelnet i februar 2003 med henblik pa krydssalg af en tredje tjeneste til sin betydelige kabelmodem- og kabel-tv-kundebase. Swisscom, som benytter Bluwin brandet, er stadig den dominerende DSL-aktor.

      Operatorer som os uden eget access net lider under det nuvaerende reguleringsmiljo. Da ra kobber endnu ikke er implementeret, er Swisscom den eneste leverandor af DSL-forbindelser. Forretningsmodellerne for DSL-udbydere, der baserer sig pa gensalg, er for tiden praeget af sma avancer. TDC Switzerland er den forende alternative DSL-leverandor med en staerkt voksende kundebase pa 182.416 pr. 31. december 2005.

      Vi mener, at vores bredbandsvirksomhed vil fa fordel af de forventede regulatoriske aendringer som f.eks. introduktionen af adgang til det ra kobber.


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                                  FORRETNING

VORT SELSKAB

      TDC er i dag den forende leverandor af kommunikationslosninger i Danmark, den naeststorste teleudbyder pa det schweiziske marked og desuden repraesenteret med en betydelig tilstedevaerelse pa det nordiske og en raekke udvalgte markeder i Centraleuropa. Igennem de seneste ti ar har TDC udviklet sig fra en traditionel og overvejende dansk leverandor af fastnet- og mobiltjenester til en virksomhed, der i dag er en danskbaseret, europaeisk leverandor af kommunikationslosninger. Ved udgangen af 2005 havde TDC mere end 15 mio. kunder i Europa, herunder mere end 9,0 mio. mobilkunder. TDC's samlede omsaetning udgjorde i 2005 DKK 46.588 mio. ([EURO]6.245 mio.) og EBITDA for saerlige poster udgjorde DKK 13.003 mio. ([EURO]1.743 mio.).

      Nedenfor beskrives TDC's fem forretningsomrader og deres bidrag til omsaetningen og EBITDA for saerlige poster pr. 31. december 2005:

      * TDC TOTALLOSNINGER (46 pct. af omsaetningen, 51 pct. af EBITDA for saerlige poster) udbyder kommunikationslosninger savel pa det danske hjemmemarked som i de ovrige nordiske lande. Aktiviteterne omfatter fastnettelefoni, konvergensprodukter (kombinerer fastnettelefoni med mobiltelefoni), bredbandslosninger, datakommunikation og internettjenester, udleje af faste kredslob, terminalsalg og installation samt avanceret sikkerheds- og hostingtjenester. Udover at tilbyde telefoni og datakommunikationslosninger gennem vort danske net, er TDC Totallosninger en pan-nordisk netoperator, som primaert opererer pa erhvervsmarkedet gennem dets 100 pct. ejet datterselskab TDC Song, og tilbyder infrastrukturlosninger til virksomheder i Sverige gennem dets 100 pct. ejet datterselskab TDC Dotcom, samt IP/LAN-infrastruktur til erhvervskunder gennem dets 100 pct. ejet datterselskab NetDesign. TDC Totallosninger udbyder endvidere fastnet- og datakommunikationstjenester i Ungarn gennem dets 63,4 pct. ejet datterselskab HTCC.

      * TDC MOBILE INTERNATIONAL (34 pct. af omsaetningen, 22 pct. af EBITDA for saerlige poster) udbyder mobilkommunikationslosninger i Danmark og en raekke andre lande i Europa. Udover at vaere den forende udbyder af mobilkommunikationslosninger i Danmark, leverer TDC Mobile International mobiltelefoni i Tyskland gennem dets 100 pct. ejet datterselskab Talkline, samt i Litauen og Letland gennem dets 100 pct. ejet datterselskab Bite. TDC Mobile International har derudover ejerandele pa henholdsvis 19,6 pct. og 15,0 pct. i Polkomtel (der er i faerd med at blive solgt) og One. Disse selskaber er mobiloperatorer i henholdsvis Polen og Ostrig.

      * TDC SWITZERLAND (21 pct. af omsaetningen, 20 pct. af EBITDA for saerlige poster) er den naeststorste teleudbyder pa det schweiziske marked under varemaerket "sunrise". Aktiviteterne omfatter kommunikationslosninger inden for fastnettelefoni, mobiltelefoni og internettjenester. TDC Switzerland ejer et landsdaekkende fastnet backbone-net, GSM- og ISP-net og er i faerd med at udvide og videreudvikle sit mobilnet baseret pa EDGE og UMTS-teknologi. Det schweiziske parlament vedtog for nylig lovgivning om det ra kobber, som kraever, hvis den ikraftsaettes, at Swisscom giver andre udbydere adgang til dets ra kobber, hvilket, vi mener, vil gavne vores fastnetforretning.

      * TDC KABEL TV (5 pct. af omsaetningen, 4 pct. af EBITDA for saerlige poster) er en dansk udbyder af kabel-tv, internetadgang og VoIP. TDC Kabel TV leverer tv-signaler til mere end 1,0 mio. danske husstande gennem et 863 MHz fuldt digitaliseret hybridnet omfattende optiske fibre og coax-kabler. TDC Kabel TV tilbyder endvidere sine kunder triple play-losninger.

      * ANDRE AKTIVITETER omfatter TDC Services, som primaert udbyder serviceydelser til TDC's danske forretningsenheder. Segmentet "Andre aktiviteter" omfatter ogsa elimineringer.

      Bemaerk venligst, at tallene for omsaetning og EBITDA for saerlige poster ikke giver 100 pct. pga. eliminering af intern handel.

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VORES STAERKE SIDER

      Vi vurderer at vores primaere staerke sider er folgende:

      * FORENDE LEVERANDORER I DANMARK OG SCHWEIZ. Vi er det tidligere nationale telefonselskab og den forende leverandor af kommunikationslosninger i Danmark og den naeststorste leverandor af kommunikationslosninger i Schweiz. I vores danske fastnetforretning er markedsandelen for fastnettelefoni pa 81 pct., og pa detailmarkedet udgor den 72 pct. af DSL-markedet malt ud fra antallet af kunder. Pa mobilomradet er vi den forende teleudbyder i Danmark med en markedsandel pa 41 pct.. Inden for kabel-tv er vi den storste udbyder i Danmark med en markedsandel pa 66 pct., vi leverer tv-tjenester til ca. 40 pct. af alle danske husstande, og vores markedsandel for betalings-tv i Danmark udgor 52 pct. Som tidligere nationalt telefonselskab i Danmark er vi i forerposition. Vi vurderer markedet som yderst liberaliseret, og yderligere reguleringstiltag vil sandsynigvis vaere mindre omfattende end i andre lande. I Schweiz, hvor markedet forst lige er blevet underlagt myndighedskrav, vurderer vi, at vaere godt positioneret som den forende alternative og naeststorste udbyder til at drage okonomisk fordel af liberaliseringen af markedet, herunder de nylige lovaendringer vedrorende ra kobber. Vi er ogsa forende i Litauen og repraesenteret med en betydelig tilstedevaerelse i Tyskland, Norge, Sverige, Finland, Letland og Ungarn, og har minoritets aktieposter i virksomheder i Polen (som vi er i faerd med at saelge) og i Ostrig.

      * MEGET ALSIDIGT TELESELSKAB. TDC er et meget alsidigt selskab mht. produktsortiment, kundebase og geografi. Pa vores vigtigste geografiske markeder opererer vi inden for naesten alle storre omrader i telekommunikationssektoren. For eksempel tilbyder vi fastnettelefoni, bredband, mobiltelefoni og kabel-tv i Danmark. Pa grund af vores alsidige produktsortiment er vi mindre eksponeret for teknologisk substitution samt teknologi- og platformsmigrering. Selvom, for eksempel, det danske fastnetmarked er pavirket af skift fra fastnet- til mobiltelefoni, sa er vores mobilkunders minutforbrug (MOU) steget som folge af dette skift. Tilsvarende gor vores staerke position inden for bredband og kabel-tv det muligt at afbode faldet i taletelefoni over fastnettet ved at tilbyde bredbandskunderne telefoni over internettet (VoIP) som alternativ til fastnettjenesterne. Vort store produktsortiment giver os ligeledes mulighed for synergier pa tvaers af de forskellige platforme, idet vi kan bundte og krydssaelge produkter og tjenester samt tilbyde skraeddersyede losninger efter kundernes behov. Vi opnar fordele ved vores meget alsidige kundebase, der omfatter detail- og branchesalgskunder, private og erhvervskunder fra mange forskellige brancher. Vi drager endvidere fordel af geografisk spredning gennem vores aktiviteter i Schweiz, det baltiske omrade samt andre nordiske og centraleuropaeiske markeder, hvilket mindsker eksponeringen for okonomisk afmatning i et hvilket som helst land.

      * OMFATTENDE NET-INFRASTRUKTUR TDC har den mest omfattende infrastruktur af telenet i Danmark med alle net fuldt opgraderet til digitale net. Vi driver vores egne net i Schweiz, Norden, Litauen, Letland og Ungarn. Vores access-net daekker naesten alle danske husstande, og vores DSL-net kan levere bandbredder pa mindst 512 Kbps til 98 pct. af de danske husstande og virksomheder og mindst 4 Mbps til 90 pct. af de danske husstande og virksomheder. Vi forventer at vaere i stand til at kunne levere 8 Mbps til 85% af den danske befolkning ved udgangen af 2006. Vi vurderer vores adgang til sa mange slutbrugere og lokationer som en vaesentlig fordel i forbindelse med markedsforing og salg af vores produkter. TDC's integrerede netstruktur gor det muligt at krydssaelge mobil-, fastnet-, kabel-tv- og internetlosninger og at drage okonomisk fordel af vores staerke og velkendte brand i Danmark samt omfattende produktsortiment pa tvaers af forretningsenhederne, hvilket kan medfore faerre omkostninger til kundeakkvisitioner, oget gennemsnitsforbrug pr. bruger (ARPU) og reduceret afgang af kunder fra kundebasen (churn).

             Med vores omfattende net kan vi tilbyde engrossalgstjenester til vores detailkonkurrenter inden for fastnettelefoni, idet de ofte benytter sig af vores net. I kraft af vores position som udbyder af netadgang pa det danske engrossalgsmarked har vi en stabil indtjeningskilde, idet vi i de fleste tilfaelde har fastholdt engrossalgselementet af ethvert omrade, vi har tabt til konkurrenter pa detailniveauet. I Norden ejer og driver vi ligeledes et backbone-net, som er et af de hurtigste bredbandsnet i Europa for data-, internet- og taletrafik. Vi vurderer, at de investeringer vi til dato har foretaget i vores net-infrastruktur, vil reducere vores nuvaerende driftsomkostninger og fremtidige anlaegsinvesteringer.

      * GODE OKONOMISKE RESULTATER OG STOR GENERERING AF PENGESTROMME. Pa trods af relativ hard konkurrence i Danmark i de seneste ar, savel inden for fastnettelefoni som mobiltelefoni, praesterede TDC i 2005 organisk vaekst i EBITDA for saerlige poster pa 4,0 pct. Endvidere er omkostningerne reduceret stodt, isaer personaleomkostninger i Danmark, og vi har afhaendet aktiver, hvor det har vaeret fornuftigt og rentabelt. Som folge af oget omsaetning, vellykket styring af driftsomkostninger og disciplinerede anlaegsinvesteringer har vi markant oget pengestrommene fra driftsaktiviteter og pengestromme for renter og afdrag pa gaeld/lan. Pengestromme fra driftsaktiviteter udgjorde i 2005 DKK 8.691 mio. ([EURO]1.165 mio.). Vi forventer fortsat at skabe vaerdi gennem aktiv portefoljepleje.

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      *      LEDERTEAM MED STOR ERFARING OG STAERKT EGENKAPITALSPONSORAT. Vort
             lederteam af branchespecialister har betydelig erfaring med mobil-, fastnet-, kabel-tv- og internetmarkederne i Danmark og i udlandet, og har vist imponerende resultater med at skabe vaekst. Henning Dyremose, har vaeret TDC's adm. direktor og koncernchef siden 1998 og har tidligere vaeret finansminister. Hans Munk Nielsen har vaeret koncerndirektor og finansdirektor siden 1991. Lederteamet, der er et af de laengst fungerende og hojt respekterede inden for telekommunikation i Europa, har vist, at det kan skabe vaekst og oget EBITDA for saerlige poster under savel gunstige som ugunstige markedsbetingelser.

             TDC's hovedaktionaerer er en gruppe investeringsfonde, som hver isaer direkte eller indirekte radgives og forvaltes af Apax, Blackstone, KKR, Permira og Providence, som alle er forende europaeiske og amerikanske private kapitalfonde med stor erfaring inden for telekommunikations- og kabel-tv-branchen.

VORES FORRETNINGSSTRATEGI

      TDC's strategi bygger pa folgende hovedelementer:

      * AT FASTHOLDE VORES POSITION SOM MARKEDSLEDER I DANMARK OG FORSOGE AT DRAGE FORDEL AF REGULATORISKE AENDRINGER I SCHWEIZ. Vi vil udbygge vores position som den storste leverandor af integreret telefoni, bredband og kabel-tv i Danmark samt drage fordel af regulatoriske aendringer som kan forstaerke vores position i Schweiz som den naeststorste udbyder. Vi vil opna dette ved krydssalg af mobil-, fastnet-, kabel-tv- og internetlosninger, samt drage okonomisk fordel af vores staerke og velkendte brand i Danmark og Schweiz. I Danmark vil vi fortsat forbedre vores markedsposition gennem et komplet sortiment af produkter og tjenester, herunder triple play-losninger samt konvergensprodukter. Vi vil ogsa drage okonomisk fordel af vores omfattende net, adgang til ekspertise og teknologi vedrorende indhold fra vores kabel-tv-forretning. Vi vil forbedre vores foring ved at opna vores kunders langsigtede loyalitet gennem fastholdelsesprogrammer og ved at tilbyde den bedste kundeoplevelse og vaerdi for pengene. Vi vil gennemfore teknologiskift, nar det er rentabelt for TDC, og investere i markedsforing for at fastholde og genopfriske kendskabet til TDC's brand. Tilskyndet af den nylige schweiziske lovgivning angaende det ra kobber vurderer vi, at safremt det ra kobber kan udnyttes hurtigt og pa tilfredsstillende vilkar, vil vi kunne udvide kundebasen, det geografiske omrade samt vores produkt- og servicesortiment i Schweiz.

      * FORTSAT OGET EFFEKTIVITET. Vi vil fortsat oge effektiviteten pa driftsomkostninger og anlaegsinvesteringer og derved opna storre overskudsgrader og ogede pengestromme. Vi vil fortsat reducere antallet af medarbejdere i Danmark, isaer inden for fastnetomradet. Vi vil fokusere pa en stram omkostningsstyring og fastholde et disciplineret anlaegsinvesteringsprogram. Vi forventer at reducere antallet af medarbejdere i Danmark med 5 pct. p.a. til ultimo 2007.

      * FOKUS PA UDVALGTE VAEKSTMULIGHEDER INDEN FOR BREDBAND OG MOBILLOSNINGER. Vi vil udnytte vaeksten inden for bredband og udbredelsen af VoIP i Danmark for delvist at opveje den forventede nedgang for traditionel taletelefoni generelt. Det danske bredbandsmarked vokser hastigt, og vi forventer udbredelsen til at stige fra 54 pct. i 2005 til 80 pct. i 2010. For at udvide produktsortimentet og imodega de nyeste teknologier vil vi tilbyde bredband ved hoje hastigheder via kabel og DSL med komplette triple play-losninger, et omrade vi har erfaring med. Vi vil ogsa styrke vores mobilforretning ved at tilbyde nye produkter sasom datatjenester (mobilt bredband) via UMTS-nettet (3G), samt oge kundetilfredshed og loyalitet, hvilket, vi vurderer, vil resultere i en moderat stigning i antallet af kunder, mindre churn og storre brug af vores tjenester. Vi vil, pa samme made som ved vores udrulning af UMTS, fortsat soge ind pa markedet for nye produkter, nar vi mener, at det er tilstraekkeligt modent til rentable investeringer.

      * OGET FOKUSERING PA VORES KERNEAKTIVITETER. Vi vil i stigende grad fokusere pa vores kerneaktiviteter og markeder, og revurdere aktiviteterne samlet for at finde frem til de mest attraktive forretningsomrader for organisk vaekst og yderligere investeringer, hvor det er rimeligt og begrundet ud fra forventet afkast, eller alternativt frasalg. Vi vurderer, for eksempel, at vi med vores omfattende Nordiske fastnet erhvervet ved kobet af Song Networks (i dag TDC Song) og med fa omkostninger kan betjene vores kunder pa et faellesnordisk grundlag, forbedre vores markedsposition, tilstedevaerelse og omkostningsstruktur samt udfordre konkurrenterne ved at udnytte mulighederne forbundet med teknologiskift og kundeorientering. TDC Songs skandinaviske IP-VPN forretning er et staerkt udgangspunkt for yderligere vaekst. Vi vil fortsat revurdere vores nuvaerende andele af minoritetsinteresser og forretningsomrader, der ligger uden for vores kerneaktiviteter, for at fastsla om de fortsat skal fastholdes og udbygges eller frasaelges.

      * FOKUS PA AT NEDBRINGE VORES GAELDSAETNING. Vi vil gennemfore de naevnte strategier med fokus pa tilvejebringelse af pengestromme for fremover at nedbringe vores gaeld. Vi vil opna dette gennem yderligere organisk vaekst i TDC, yderligere nedbringelse af personaleomkostninger, disciplinerede anlaegsinvesteringer, oget effektivitet og aktiv portefoljepleje. Vi vil fortsat vurdere hvert aktivs fremtidige

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             potentiale med henblik pa enten salg med overskud eller bygge videre pa nuvaerende positioner. Vi vurderer, at disse foranstaltninger og ovennaevnte strategier vil muliggore maksimering af pengestromme og overskudsgrader og reduceres vores gaeldsaetning.

TDC'S HISTORIE OG UDVIKLING

      I lobet af de sidste 10 ar har vi udviklet os fra at vaere leverandor af traditionelle fastnettjenester og kabel-tv til at vaere leverandor af integrerede telekommunikationslosninger, hvor vi tilbyder bade traditionel teknologi og alternativ teknologi. Vi har udvidet vores forretningsomrader til at omfatte internettjenester og bundlede produkter. Vi har opbygget et digitaliseret net, der nar ud til naesten 100 pct. af den danske befolkning.

      TDC blev etableret af den danske stat som Tele Danmark A/S i november 1990. I april 1994 udbod vi ordinaere aktier gennem en borsemission, storstedelen i form af de sakaldte "American Depositary Receipts", hvilket betod, at den danske stats ejerandel af vores aktiekapital blev reduceret til 51 pct. I januar 1998 afsluttede vores aktionaerer selskabets privatisering ved at tilbagekobe og annullere den danske stats resterende aktier i Tele Danmark A/S. I 2000 aendrede Tele Danmark A/S navn til TDC A/S. I december 2005 indledte Kober, et direkte 100 pct. ejet datterselskab tilhorende Udstederen, et offentligt kobstilbud og erhvervede efterfolgende 88,2 pct. af TDC's aktiekapital. En beskrivelse af erhvervelsen og de dertil relaterede transaktioner findes i afsnittet "Erhvervelsen og den relaterede finansiering".

      Gennem en raekke virksomhedsopkob og investeringer er TDC vokset geografisk fra at vaere et hovedsageligt dansk teleselskab til at vaere en danskbaseret, europaeisk leverandor af kommunikationslosninger. I februar 2001 etablerede vi vores schweiziske forretningsomrade, TDC Switzerland, som driver virksomhed under varemaerket "sunrise". I 2001 fusionerede sunrise med den schweiziske mobiludbyder diAx, hvilket betod, at vi blev den naeststorste leverandor af kommunikationslosninger i Schweiz. Vi har ekspanderet til andre dele af Europa gennem virksomhedsopkob som f.eks. opkobet af Song Networks AB (nu TDC Song), der er en forende nordisk teleudbyder, i september 2004. I de senere ar har vi ogsa frasolgt nogle af de forretningsomrader, der ligger uden for kernevirksomheden, herunder TDC Forlag, vores trykte og elektroniske web-baserede telefonbogsvirksomhed, der opererede i Danmark, Sverige og Finland, som vi solgte i 2005.

OVERSIGT OVER VORES AKTIVITETER FORDELT PA FORRETNINGSOMRADER OG GEOGRAFI

      Omsaetning, EBITDA og antal kunder fordelt efter forretningsomrade og geografisk marked er angivet i tabellen nedenfor. Omsaetningen blev skabt af TDC's forskellige forretningsomrader, der opererer i Danmark, Schweiz og 10 andre lande i Europa. Siden 2001 er ca. halvdelen af omsaetningen kommet fra aktiviteter uden for Danmark. For yderligere oplysninger hensvises til afsnittet "Drifts- og regnskabsberetning, samt forventninger."

                                            2005
------------------------------ -------------- ----------- -------------- ---------- ----------
                                              OMSAETNING     PCT. AF        EBITDA    PCT. AF
                                   KUNDER        (MIO.        SAMLET         (MIO.     SAMLET
FORRETNINGSOMRADE               (I TUSINDER)      DKK)      OMSAETNING       .DKK)     EBITDA
------------------------------ -------------- ----------- -------------- ---------- ----------
TDC TOTALLOSNINGER............         4.484      21.631           46,4     6.648        51,1
    Danske forretninger.......         4.092      17.258           37,0     6.019        46,3
    Udenlandske selskaber.....           392       4.378            9,4       629         4,8
TDC MOBILE INTERNATIONAL......         7.388      16.039           34,4     2.809        21,6
    Danske forretninger.......         2.229       7.151           15,3     2.205        17,0
    Udenlandske selskaber.....         5.159       8.888           19,1       604         4,6
TDC KABEL TV..................         1.290       2.107            4,5       470         3,6
TDC SWITZERLAND...............         2.180       9.582           20,6     2.584        19,9
ANDET INKLUSIVE ELIMINERING
AF INTERN HANDEL..............             0      (2.771)          (5,9)      492         3,8
I ALT.........................        15.342      46.588          100,0    13.003       100,0
Danske forretninger...........         7.611      23.739           51,0     9.186        70,6
Udenlandske selskaber.........         7.731      22.848           49,0     3.817        29,4
Talkline etc..................         3.434       7.763           16,7       416         3,2
Schweiz.......................         2.180       9.582           20,6     2.584        19,9
Bite..........................         1.725       1.125            2,4       188         1,4
Andet.........................           392       4.377            9,4       629         4,8


TDC TOTALLOSNINGER

      TDC Totallosninger udbyder et bredt sortiment af kommunikationslosninger i Danmark, i de andre nordiske lande og i Ungarn. Gennem selskaberne TDC Totallosninger A/S, TDC Song, HTCC (hvoraf vi ejer 63,4 pct.), TDC Dotcom og NetDesign leverer TDC Totallosninger fastnettelefoni, datakommunikation og internettjenester, herunder bredbandslosninger, konvergensprodukter, triple play-tjenester, sikkerheds- og hostingtjenester, udlejning af faste

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

kredslob, terminalsalg og installation. Traditionel fastnettelefoni er fortsat TDC's storste forretningsomrade, men vi forventer, at traditionel fastnettelefoni far mindre betydning for vores forretning, efterhanden som mange TDC-kunder skifter til mobil- og VoIP-telefoni.

Ultimo 2005 havde TDC Totallosninger ca. 4,5 mio. kunder fordelt med ca. 4,1 mio. kunder pa det danske marked og ca. 392.000 kunder i de internationale datterselskaber. TDC Totallosningers storste kundesegmenter er fastnet og DSL. I 2005 var TDC Totallosningers omsaetning ca. DKK 21,6 mia. ([EURO]2,9 mia.), svarende til en stigning pa 16 pct. i forhold til 2004. Fastnettelefoni og datakommunikation og internettjenester er TDC's to storste forretningsomrader, der tegnede sig for 71 pct. af omsaetningen i 2005. Ultimo 2005 havde TDC Totallosninger, hvad der svarer til 12.231 fuldtidsansatte medarbejdere.

   TDC TOTALLOSNINGER KUNDER               TDC TOTALLOSNINGER FORRETNINGSOMRADE
          ULTIMO 2005                              OMSAETNING - ULTIMO 2005

           [GRAPHIC]                                       [GRAPHIC]

FORRETNINGSOMRADER

[Graftekster: Dial-up customers        Dial up-kunder
Customers in international                  Kunder hos internationale
subsidiaries                           datterselskaber
xDSL customers                         xDSL-kunder
Convergence and mobile customers            Konvergens- og mobilkunder
Landline customers                     Fastnetkunder

Terminal equipment etc.                Terminalsalg, installationer m.v.
Data communications and internet       Datakommunikations- og internettjenester
ervices
Leased lines                           Udleje af faste kredslob
Landline telephony                     Fastnettelefoni
Other                               Andet]

Fastnettelefoni

      TDC Totallosningers fastnettelefonivirksomhed bestar af traditionel fastnettelefoni og IP-telefoni til privat- og erhvervsmarkedet. TDC Totallosninger udbyder ogsa engros netadgang til danske og internationale teleoperatorer. Med en omsaetning pa ca. DKK 10,5 mia. ([EURO]1,4 mia.) i 2005 udgor traditionel fastnettelefoni den storste del af TDC Totallosningers omsaetning (svarende til 48 pct. af TDC Totallosningers omsaetning) sammenlignet med 52 pct. i 2004. Ca. DKK 1,6 mia. ([EURO]0,2 mia.) af selskabets samlede omsaetning kom fra TDC Song og HTCC.

      Vores produktsortiment til privatkunder omfatter traditionelle PSTN/ISDN-telefoniprodukter, "Duet" konvergensprodukter og IP-telefoni, der blev lanceret i 2006. Vores PSTN-basisprodukt, som er et basisabonnement, udbydes i ojeblikket til en pris af DKK 119 ([EURO]16) pr. maned (inklusive moms) og inkluderer leje af linjen. Dertil kommer en minutafgift (f.eks. koster fastnetopkald DKK 0,25 ([EURO]0,04) pr. minut (inklusive moms) pa hverdage i dagtimerne og DKK 0,125 ([EURO]0,017) pr. minut (inklusive moms) om aftenen og i weekenden). PSTN-basisproduktet udbydes ogsa som ISDN-losning med to telefonlinjer i et abonnement.

      For at imodega migrering til mobil- og IP-baserede telefoniteknologier samt tendensen pa markedet med yderligere fokus pa flat-rate produkter, introducerede TDC Totallosninger i 2004 produktet "TDC Samtale", der er et produkt, som giver mulighed for ubegraenset national fastnettelefoni om aftenen og i weekenden til en fast manedlig pris pa DKK 159 ([EURO]21) (inklusive moms). I forlaengelse af succesen med TDC Samtale lancerede TDC Totallosninger produktet "TDC Samtale Dogn" i 2005, som udvidede tidsrummet for ubegraenset national fastnettelefoni til hele dognet til en fast manedlig pris pa DKK 199 ([EURO]27) (inklusive moms). Antallet af kunder, der har tegnet abonnement pa disse produkter, er steget betydeligt, siden de blev lanceret, og udgjorde i alt 321.000 ved udgangen af 2005.

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

      Duet er et konvergensprodukt, der sammenkobler en fastnetlinje med et mobilabonnement og udbydes med flere forskellige tillaegsydelser. Duet giver blandt andet mulighed for at sende opkald fra fastnettelefonen til mobiltelefonen til rabattakster. Vi forventer, at Duet-produktet vil reducere afgangen af kunder fra kundebasen (churn) som folge af skift fra fastnettelefon til mobiltelefon.

      I 2006 lancerede TDC VoIP til privatmarkedet. VoIP er et IP-telefoniprodukt, der giver en talekvalitet pa hojde med et PSTN-net. Selvom vi endnu ikke har markedsfort vores VoIP-produkt i fuld udstraekning, udbydes det i ojeblikket som et flat-rate produkt til en manedlig pris pa DKK 109 ([EURO]15) (inklusive moms) og omfatter ubegraenset national fastnettelefoni om aftenen og i weekenden. Som et alternativ udbydes VoIP med ubegraenset national fastnettelefoni dognet rundt til en manedlig pris pa DKK 129 ([EURO]17) (inklusive moms). Abonnenter med disse VoIP-pakker skal betale en yderligere minutafgift for opkald til numre i udlandet og mobilnumre.

      TDC Totallosningers produktportefolje til erhvervskunder bestar af de traditionelle PSTN-tjenester, ISDN-produkter, konvergensprodukter samt IP-telefonilosninger. Det PSTN-basisprodukt, der udbydes til erhvervskunder, svarer til det, der udbydes til privatkunder, men saelges typisk til rabatpriser. ISDN-produkter, der udbydes til erhvervskunder, omfatter produkter med flere telefonlinjer.

      Ud over traditionel fastnettelefoni tilbyder TDC erhvervskunder konvergensproduktet Plusnet Connect ("PNC"). PNC er et kombineret fastnet- og mobiltelefoniprodukt, der udbydes i en pakke i samarbejde med TDC Mobile International. Det saelges udelukkende af TDC Totallosninger. PNC virker som et virtuelt privat net, der gor det muligt for kundernes ansatte at anvende de samme interne telefonnumre fra bade fastnet- og mobiltelefoner. PNC giver ogsa rabat pa alle interne opkald og har avancerede faciliteter til at viderestille opkald.

      TDC Totallosninger udbyder ogsa IP-telefonilosninger til erhvervskunder og er i ojeblikket den storste leverandor pa det danske erhvervsmarked.

Datakommunikation og internettjenester

      TDC Totallosningers datakommunikation og internettjenester bestar hovedsageligt af bredbandsabonnementer, IP-baserede private net, dial up-losninger og datatjenester. I 2005 udgjorde omsaetningen fra datakommunikation- og internettjenester DKK 5,0 mia. ([EURO]0,7 mia.) svarende til 23 pct. af TDC Totallosningers omsaetning sammenlignet med 21 pct. i 2004. TDC Totallosningers bredbandskundebase steg fra 549.000 i 2004 til 689.000 ved udgangen af 2005, hvorved selskabet kom op pa en markedsandel inden for bredband pa ca. 45 pct. baseret pa antallet af abonnementer. I 2005 faldt dial up-internetabonnementer med 24 pct. til 307.000.

      TDC Totallosningers bredbandsabonnementer udbydes saedvanligvis som en flat-rate tjeneste med ubegraenset upload og download. Produktudvalget inden for DSL til privatkunder straekker sig fra en forbindelse med en downstream-bandbredde pa 160 Kbps og en upstream-bandbredde pa 128 Kbps til en pris pa DKK 199 ([EURO]27) (inklusive moms) pr. maned til en forbindelse med en downstream-bandbredde pa 8 Mbps og en upstream-bandbredde pa 512 Kbps til en pris af DKK 799 ([EURO]107) (inklusive moms) pr. maned. Ved udgangen af 2005 abonnerede 38 pct. af vores DSL-privatkunder pa en forbindelse med en downstream bandbredde pa 512 Kbps eller derunder, 41 pct. abonnerede pa en forbindelse med en downstream bandbredde pa 1 Mbps, og de resterende 22 pct. abonnerede pa en forbindelse med en downstream bandbredde pa 2 Mbps eller derover. TDC Totallosninger udbyder ogsa en bredbandstjeneste til enhedspris, der fokuserer pa brugere med lavt forbrug som f.eks. eksisterende internet dial-up-kunder. I ojeblikket udbydes dette produkt med en downstream-bandbredde pa 2 Mbps og en upstream-bandbredde pa 128 Kbps til en pris pa DKK 99 ([EURO]13) pr. maned (inklusive moms) plus en volumenbaseret takst pa DKK 0,75 ([EURO]0,10) pr. megabyte (inklusive moms).

      Til erhvervskunder tilbyder TDC Totallosninger DSL med downstream-bandbredder pa mellem 512 Kbps og 8 Mbps og SHDSL, som har symmetrisk upload- og download-hastigheder med bandbredder pa op til 2 Mbps. Endvidere tilbyder vi DSL-losninger til erhvervskunder, som omfatter DSL-forbindelser til medarbejdernes boliger, hvilket gor det muligt for medarbejdere at arbejde hjemmefra. Ved udgangen af 2005 abonnerede 10 pct. af vores DSL-erhvervskunder pa en forbindelse med en downstream-bandbredde pa 512 Kbps eller derunder, 54 pct. abonnerede pa en forbindelse med en downstream-bandbredde pa 1 Mbps, og de resterende 36 pct. abonnerede pa en forbindelse med en downstream-bandbredde pa mellem 2 Mbps og 8 Mbps.

      Ud over DSL- og SHDSL-produkter tilbyder TDC Totallosninger erhvervskunder et bredt sortiment af andre tjenester, herunder serviceaftaler og sikkerhedspakker som f.eks. firewall og antivirusprogrammer. Disse tjenester ydes til visse erhvervskunder uden beregning, hvilket betyder, at de bundles med linjeproduktet. Privatkunder skal betale et ekstra gebyr for disse tjenester.

      I 2004 var TDC den forste danske operator, der introducerede et landsdaekkende net af tradlose hotspots i udvalgte geografiske omrader, hvorfra der kan fas adgang til internettet. Ved udgangen af 2005 havde TDC 650 tradlose hotspots i Danmark.

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

      I 2005 lancerede TDC Totallosninger TVoIP-produktet TDC TV, saledes at det nu er muligt at tilbyde kunder triple play-produkter. TDC TV tilbydes i to pakker: Grundpakke til DKK 99 ([EURO]13) pr. maned og Familiepakke til DKK 199 ([EURO]27) pr. maned. Grundpakken omfatter 5 kanaler og Familiepakken omfatter 20 kanaler.

Terminalsalg, installationer m.v.

      TDC Totallosningers terminalsalg bestar af salg og installation af udstyr og spaender fra salg af fastnet- og mobiltelefoner og computere til storre omstillingsanlaeg og levering af tilhorende serviceaftaler. Terminalsalg var med en omsaetning pa ca. DKK 3,2 mia. ([EURO]0,43 mia.) i 2005 den tredjestorste bidragyder til omsaetningen i TDC Totallosninger svarende til en andel pa 15 pct. af omsaetningen i TDC Totallosninger sammenlignet med 14 pct. i 2004.

      Kunde placeret udstyr ("CPE") er den hardware, der er nodvendig for at kunne handtere telefoni og datatrafik for bade erhvervs- og privatkunder. Vi saelger CPE udformet til privatmarkedet i vores TDC Butikker. TDC
Erhvervscentre saelger CPE-produkter og -tjenester til vores erhvervskunder. TDC Butikker og Erhvervscentre beskrives naermere nedenfor.

      TDC Totallosninger saelger to typer CPE, Telefoni-CPE og Data-CPE. Telefoni-CPE omfatter produkter, der spaender fra store Private Branch eXchanges, som er interne telefonsystemer til de storste erhvervsvirksomheder, til enkelte telefonapparater, der saelges til private eller sma erhvervskunder. Data-CPE bestar hovedsageligt af routere, switches, DSL-modemer og andet forbindelsesudstyr, der anvendes til at skabe LAN- og WAN-losninger.

      De fleste CPE-produkter saelges til kunden, medens en lille del udlejes. Vi tilbyder serviceaftaler sammen med salg af udstyr, i henhold til hvilke vi accepterer at foretage visse reparationer af det omhandlede udstyr inden for angivne tidsfrister.

Udlejning af faste kredslob

      Forretningsomradet udleje af faste kredslob, bestar af nationale og internationale faste kredslob til virksomheder pa detailbasis og til andre teleudbydere pa engrosbasis og udbyder bade analoge og digitale kredslob. Faste kredslob kan anvendes til at transportere bade telefoni og datatrafik. Omsaetningen fra udlejning af faste kredslob belob sig til DKK 1.538 mio. ([EURO]207 mio.) i 2005 svarende til 7 pct. af TDC Totallosningers omsaetning sammenlignet med 6 pct. i 2004.

      TDC Totallosninger tilbyder punkt-til-punkt forbindelser med garanteret bandbredde til de kunder, som de faste kredslob udlejes til. Digitale faste kredslob udbydes med forskellige bandbredder, der spaender fra 64 Kbps til over 1 Gbps. For bandbredder op til 2 Mbps er alle priser baseret pa listepriser, der er godkendt af IT- & Telestyrelsen, medens priser for produkter over 2 Mbps forhandles pa handelsvilkar. Manedlige abonnementspriser for en 2 Mbps forbindelse ligger pa fra DKK 1.200 til 4.200 ([EURO]161 til [EURO]563) (eksklusive moms) afhaengig af det faste kredslobs laengde. Til telefoniformal er en bandbredde pa op til omkring 2 Mbps tilstraekkelig, medens der saedvanligvis anvendes over 2 Mbps til hojhastighedsdatakommunikation.

KUNDER, SALG OG FORHANDLING

      TDC Totallosninger har tre salgsdivisioner: TDC Privat, TDC Erhverv og TDC Branchesalg. Disse tre salgsdivisioner saelger ogsa mobil- og kabel TV-produkter og -tjenester, der udbydes af henholdsvis TDC Mobile International og TDC Kabel TV.

TDC Privat

      TDC Privat fokuserer pa salg til privatkunder i Danmark, bestaende af ca. 2,5 mio. husstande, og til virksomheder med en enkelt ansat (small offices home offices og benaevnt "SoHo'). Der er ca. 190.000 SoHoer i Danmark.

      TDC Privat har tre hovedsalgskanaler: Salg og Service, TDC Butik og TDC Online. Disse tre salgskanaler tegner sig for naesten alt salg i TDC Privat. Salg og Support genererer ca. 54 pct. af det samlede salg af produkter til private, TDC Butik genererer ca. 29 pct., TDC Online genererer ca. 12 pct., og de resterende 5 pct. genereres af andre salgskanaler som f.eks. TDC Erhverv.

      Salg og Service, der driver 16 call centre i hele Danmark, genererer salg gennem bade udgaende telefonsalg og indgaende opkald. Vores Salg og Serviceafdeling er beskrevet yderligere nedenfor i afsnittet "Kundebetjening".

      TDC Butik fokuserer pa privatkunder og i mindre udstraekning pa SoHo'er. TDC Butik har 58 butikker, der alle ejes af TDC Totallosninger, og ligger i storre byer i hele Danmark. TDC Butik markedsforer den fulde produktportefolje fra TDC Totallosninger, TDC Mobil og TDC Kabel TV. TDC Butik har ca. 450 medarbejdere.

      Med ca. 1,7 mio. transaktioner hvert ar og en landsdaekkende detailkaede, der bestar af butikker pa steder, hvor de er meget synlige, spiller TDC Butik en vigtig rolle i styrkelsen af bevidstheden om vores varemaerke og

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

produktsortiment. TDC Butik omdeler ogsa kataloger med vores produkter og tjenester til ca. 2 mio. husstande i Danmark 19 gange om aret.

      I samarbejde med TDC Erhvervscentre har TDC Butik testet et nyt "Shop-in-Shop" salgskoncept, der fokuserer pa erhvervskunder. Dette koncept betyder, at der opsaettes et designeret salgs- og servicebord til erhvervskunder i TDC Butiks butikker. TDC Erhvervscentre og TDC Butik har til hensigt at lancere et koncept magen til "Shop-in-Shop" pilotprogrammet i butikker over hele Danmark.

      TDC Online er TDC Totallosningers web-baserede online salgskanal. TDC Online tager sig af bade online salg og online kundesupport. TDC Online tegner sig for 23 pct. af alle bredbandssalg og 15 pct. af alle fastnetsalg (eksklusive TDC Samtale). TDC Online blev lanceret for at oge kundetilfredsheden og -loyaliteten og samtidig reducere maengden af indgaende opkald til Salg og Service. TDC Online har 320.000 besogende hver uge. TDC Online har 55 medarbejdere.

      TDC Privat anvender en raekke forskellige medier til annoncering, herunder tv, blade, sponsorater og direkte markedsforing. Ud over at forbedre salget sigter vores markedsforingsstrategi pa at skabe loyalitet og at styrke TDC-varemaerket. Markedsforingsafdelingen er opdelt i fire underafdelinger, "Markedsforing Salg", "Loyalitet", "Produktion" og "Positionering." TDC Butik driver ogsa en markedsforingsafdeling, der tager sig af fremstilling af salgskataloger. Saelgerstyrken pa privatmarkedet bestar af internt ansatte medarbejdere, hvoraf nogle er provisionslonnede.

      TDC Totallosninger fakturerer sine privatkunder og de fleste af sine erhvervskunder pr. kvartal. Abonnementer betales forud hvert kvartal, hvorimod trafik faktureres i det efterfolgende kvartal. Da bredbandsabonnementer hovedsageligt er flat rate-produkter, foretages naesten alle bredbandsbetalinger forud. Vi har til hensigt at beholde disse betalingspolitikker, der er gunstige for TDC.

TDC Erhverv

      I Danmark fokuserer TDC Erhverv pa virksomheder med mere end en medarbejder og den offentlige sektor. Der er ca. 123.000 virksomheder med mere end en medarbejder i Danmark, og TDC betjener i ojeblikket ca. 57 pct. af disse. I Norden (Sverige, Danmark, Norge og Finland) er TDC Erhverv startet med at fokusere pa de ca. 3.200 selskaber, der har aktiviteter i mere end et nordisk land.

      TDC Erhverv segmenterer sine kunder med henblik pa salg pa grundlag af forventede omsaetningsstromme fra den pagaeldende kunde.

      * Segmentet "Key Account" - Fokuserer pa kunder, som forventes at generere en omsaetning pa over DKK 10 mio. ([EURO]1,3 mio.). Vores Key Account-team betjener 154 selskaber. Omsaetningen fra Key Account-kunder var pa i alt DKK 1,8 mia. ([EURO]0,2 mia.) i 2005. Key Account-kunder betjenes af et dedikeret team af account managere, der typisk tager sig af 1 til 3 kunder.

      * Segmentet "Public Account" - Fokuserer pa alle selskaber i den offentlige sektor i Danmark og omfatter i ojeblikket 344 kunder. Omsaetningen fra kunder i Public Account segmentet var pa i alt DKK 1,2 mia. ([EURO]0,2 mia.) i 2005. Kunder fra Public Account segmentet er offentlige organisationer, og de administreres alle i henhold til en rammeaftale.

      * Segmentet "Large Account" - Fokuserer pa kunder, som forventes at generere en omsaetning pa over DKK 500.000 mio. ([EURO]67.020). I ojeblikket betjener TDC 735 danske selskaber inden for segmentet Large Account. I 2005 belob omsaetningen fra kunder i segmentet Large Account sig til DKK 760 mio. ([EURO]102 mio.). Kunder i Large Account segmentet betjenes af account managere, der hver i gennemsnit betjener 30 kunder. Det har vist sig at vaere relativt effektivt at arbejde taet sammen med store kunder om opretholdelse af kundetilfredsheden, der er steget i tre ar i traek.

      * Erhvervscentersegmentet - Fokuserer pa virksomheder med mere end to medarbejdere, der forventes at generere en omsaetning pa over DKK 30.000 ([EURO]4.021). I ojeblikket betjener Erhvervscentersegmentet ca. 58.500 kunder. Omsaetningen fra Erhvervscenterkunder var pa i alt DKK 2,3 mia. ([EURO]0,3 mia.) i 2005.

      I forste kvartal 2006 oprettede TDC Erhverv et nyt salgssegment: "Nordic Account", som fokuserer pa salg til pan-nordiske kunder, som er kunder med aktiviteter i mere end et nordisk land. Udvalgte kunder fra de fire ovennaevnte segmenter bliver overfort til det nye segment, som vi forventer, kan komme til at omfatte ca. 400 kunder.

      Ud over brugen af Account managere i TDC Erhverv foretager TDC Erhverv salg og yder kundeservice gennem call centre og TDC Erhverv Online.

      Der fokuseres pa Erhvervscenterkunder gennem ni butikker beliggende rundt omkring i hele Danmark. Vi har til hensigt at etablere op til fem nye butikker i 2006 i Danmark, beliggende i omrader med stor virksomhedstaethed.

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

      Erhvervssalgsstyrken bestar af ca. 550 personer, der delvis aflonnes pa provisionsbasis. Erhvervsmarkedsforingsorganisationen opererer parallelt med salgsorganisationen. Vores markedsforing fokuserer pa at oge salget gennem TDC Erhvervs online-service, fordi online salg er billigere for os end salg gennem vores saelgere.

      TDC Branchesalg. TDC Branchesalg, en division i TDC Totallosninger, er ansvarlig for TDC Totallosningers nationale branchesalgskunder som bestar af andre teleoperatorer og tjenesteudbydere. I 2005 genererede TDC Branchesalg en omsaetning pa DKK 3.338 mio. ([EURO] 447 mio.). TDC Branchesalg har, hvad der svarer til ca. 200 fuldtidsansatte medarbejdere. Pa hjemmemarkederne er vores vaesentligste branchesalgsfastnetprodukter salg af PSTN- og ISDN til gensaelgere (med en omsaetning pa DKK 687 mio. ([EURO]92 mio.) i 2005), udlejning af faste kredslob, bit stream access og adgang til ra kobber (med en omsaetning pa DKK 940 mio. ([EURO]126 mio. i 2005), og forvalgs- og ankommende trafik (med en omsaetning pa DKK 725 mio. ([EURO]97 mio.) i 2005).

      TDC Branchesalg har kontrakter med 56 nationale operatorer foruden de koncernforbundne operatorer, TDC Mobile International og TDC Kabel TV. De tre storste eksterne nationale kunder pa grundlag af omsaetning er Tele2, Telia og Sonofon. Salg til nationale operatorer reguleres i stor udstraekning af IT- & Telestyrelsen, idet priserne fastsaettes ved hjaelp af en LRAIC-model og ved omkostningsdokumentation.

      Vores internationale carrier services, som udbydes gennem vores forretningsomrade TDC Carrier Services, opererer primaert pa det europaeiske marked med indgaende international trafik (med en omsaetning pa DKK 260 mio. ([EURO]35 mio.) i 2005), international transittrafik (med en omsaetning pa DKK 505 mio. ([EURO]68 mio.) i 2005) og internationale kapacitetsprodukter (med en omsaetning pa DKK 108 mio. ([EURO]14 mio.) i 2005) som de vaesentligste produkter. TDC Carrier Services har kontrakter med 206 internationale operatorer. TDC Carrier Services' tre storste internationale kunder er TeliaSonera AB, Cable & Wireless og MCI. Det internationale marked for carrier services er kendetegnet ved stordriftsfordele og er meget konkurrencepraeget med meget lave avancer.

KUNDEBETJENING

      TDC Privat. Kundebetjening hos TDC Privat ydes hovedsageligt af Salg og Service-afdelingen, som har, hvad der svarer til ca. 920 fuldtidsansatte medarbejdere og 16 call centre i Danmark. TDC Privats call centre handterer over 1,5 millioner opkald om aret. Call centrene bestar af folgende afdelinger.

      * Kundeservice handterer kundeklager og henvendelser vedrorende regninger.

      * Hotline er ansvarlig for at besvare kundeopkald og e-mails vedrorende internetprodukter som f.eks. DSL-linjer og DSL-udstyr, VoIP og TDC TV.

      * Fejlmelding handterer alle fejlmeldinger modtaget via indgaende opkald eller e-mails fra fastnetkunder. Fejlmelding udforer fejlsogning og linjemaling samt bestilling af teknikere til at reparere fejl.

      *      Save-teamet er ansvarligt for kundefastholdelsesaktiviteter.

      * Udgaende og Indgaende Salg handterer udgaende telefonsalg og indgaende salgsopkald.

      TDC Privats backoffice, som ikke er del af vores call centre, bestar af specialister, som yder support til vores salgsafdeling.

      TDC Privats call centre opererer med et serviceniveau pa 80/20, hvilket betyder, at 80 pct. af alle kontakter til en given indgaende linje vil blive besvaret inden for 20 sekunder. Dette gor TDC til en af de forende operatorer med hensyn til call centrenes serviceniveau og bidrager til at sikre et hojt kundetilfredshedsniveau. Kundeservicestandarden overvages dagligt og rapporteres til ledelsen. TDC har ikke outsourcet nogen kundebetjeningsaktiviteter.

      TDC Erhverv. Kundebetjening hos TDC Erhverv er organiseret med folgende afdelinger:

      * Indgaende Salg handterer salg, radgivning og ordreregistrering vedrorende erhvervsprodukter efter indgaende opkald. Saelgere i Indgaende Salg handterer alle opkald i forbindelse med salgskampagner og forsoger at fastholde kunder, der onsker at opsige deres abonnement.

      * Kundehandtering handterer primaert de store kunder i segmenterne Key Account, Public Account og Nordic Account, hvor hver kunde har et dedikeret nummer at ringe til og dedikerede medarbejdere i kundehandtering, som har speciel viden om hver enkelt kundes linjer og udstyr.

      * Helpdesk/Fejlhandtering er ansvarlig for at tage sig af kunder, der ringer for at melde fejl, for overvagning af kundelinjer og -udstyr, for at dirigere fejlmeldinger til andre dele af TDC, for at yde support til on-site teknikere og for at opretholde kvalitetsniveauer pa fejlhandtering.

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

      * Regningsservice handterer bade telefoniske og skriftlige foresporgsler fra erhvervskunder vedrorende regninger og betalinger, kundeklager og bonus/rabatordninger for kunder.

      * Konceptcenter handterer nogle af TDC's saerlige erhvervsrettede produkter som f.eks. hostingprodukter og DSL-losninger, der saelges til TDC-kundernes medarbejdere.

      TDC modtager vaesentligt faerre klager i forhold til sin markedsandel end selskabets storste konkurrenter. I 2005 blev ca. 60 pct. af de klager, der blev indgivet mod TDC til Teleankenaevnet, enten afgjort til fordel for TDC eller afvist af Teleankenaevnet.

TDC SONG

      I efteraret 2004 erhvervede TDC Totallosninger TDC Song, der er en af Nordens forende teleoperatorer med et stort pan-nordisk telenet. TDC Song udbyder en lang raekke tjenester inden for datakommunikation og telefoni i Sverige, Finland, Norge og Danmark, hvoraf IP- og VPN-tjenester og internetadgang er de vigtigste. Vi har integreret TDC Songs danske net og drift i TDC Totallosninger.

      TDC Song fokuserer pa erhvervs- og engrosmarkederne i Sverige, Norge og Finland og pa privatmarkedet i Sverige. I 4. kvartal 2005 lancerede TDC Song bredbandstjenester med hastigheder pa op til 28 Mbps pa privatmarkedet i Sverige. Omsaetningen for 2005 udgjorde DKK 2.340 mio. ([EURO]314 mio.), hvoraf 47 pct. stammede fra traditionel taletrafik, mens 35 pct. stammede fra IP-VPN-og internetprodukter. EBITDA udgjorde DKK 330 mio. ([EURO]44 mio.) i 2005.

      TDC Songs storste konkurrencemaessige fordel er selskabets evne til at tilbyde effektive og teknisk avancerede kommunikationslosninger samt kundeservice af hoj kvalitet. Erhvervskunderne er tilsluttet TDC Songs fibernet, der har den storste daekning i Norden, til konkurrencedygtige priser.

      For yderligere oplysninger om TDC Song henvises til afsnittet "Forretning" - Net.

HTCC (UNGARN)

      TDC ejer 63,4 pct. af aktierne i HTCC, der igennem sine 100 pct. ejede datterselskaber Hungarotel og PanTel leverer telefoni-, ISDN-, internet-, bredbands- og andre telekommunikationstjenester i Ungarn. Selskabet ejer og driver stort set alle eksisterende offentlige telefoncentraler og netvaerksfaciliteter til telekommunikation via "det ra kobber" i Hungarotels driftsomrader, der daekker 6,6 pct. af den ungarnske befolkning. Indtil HTCC's eneret udlob i 2002, var selskabet den eneste leverandor af ikke-mobile taletelefonitjenester i disse omrader.

      HTCC tilbyder ogsa datatransmission og andre tillaegstjenester, herunder bredbands- og DSL-internetadgang og -tjenester, dial-up internetadgang og VoIP-tjenester i forbindelse med udlandsopkald. HTCC tilbyder sine erhvervskunder hojhastighedsinternetadgang og datatransporttjenester, herunder udlejning af faste kredslob, ATM- og Frame relay tjenester, virtuelle private net og web hosting.

      HTCC er ogsa leverandor af branchesalgstjenester og leverer kapacitet og transporttjenester pa sit net til andre bade tradlose og ikke-tradlose telekommunikationsleverandorer og internetleverandorer. Ved hjaelp af sit internationale net kan HTCC overfore tale-, data- og internettrafik til og fra Ungarn.

      Pr. 31. december 2005 havde HTCC ca. 158.000 access-linjer inden for Hungarotels driftsomrader og leverede operator forvalg og fast operatorvalg
(CPS) til 19.000 aktive kunder uden for Hungarotels driftsomrader. Uden for dette omrade havde HTCC yderligere 34.000 access-linjer.

KONKURRENCE

      Siden det danske telekommunikationsmarked blev fuldt liberaliseret i midten af 1996 har vi oplevet hard konkurrence pa markedet for indenlandsk fastnettelefoni primaert baseret pa prisen,. Markedet for indenlandsk fastnettrafik er karakteriseret ved at have et stort antal operatorer, mange nye aktorer og offentlig regulering, der primaert fokuserer pa TDC. Pa markedet for indenlandsk og udenlandsk langdistancetelefoni er konkurrencen blevet skaerpet pga. bestemmelser, der palaegger os at tillade andre telekommunikationsselskaber at koble sig pa vores net til priser, der kontrolleres af IT- & Telestyrelsen. Disse priser er blevet nedsat adskillige gange i lobet af de seneste fem ar, hvilket har resulteret i en lobende reduktion af slutbrugerpriserne. Ny teknologi, der muliggor VoIP, har skaerpet konkurrencen yderligere.

      Som modtraek til den fortsatte konkurrence pa det danske telekommunikationsmarked har TDC udvidet sine internationale aktiviteter betydeligt. Efter at have erhvervet TDC Song og NetDesign i slutningen af 2004 befaestede TDC sin position pa det pan-nordiske marked med erhvervelsen af Dotcom Solutions i Sverige og indforelsen af bredbandslosninger til privatkunder i Sverige. I 2005 ogede vi ogsa vores ejerandel i det ungarske selskab HTCC.

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

      Der er fire hovedaktorer pa det danske fastnetmarked. Tele2 daekker ca. 65 pct. af alle danske husstande og er vores storste eksterne branchesalgskunde. Telia har sin egen infrastruktur og fungerer som branchesalgs- og detailudbyder og leverer fastnet- og mobiltjenester under varemaerket Telia. Telia tilbyder ogsa kabel-tv og bredbandstjenester under varemaerket Telia Stofa. Cybercity (der blev opkobt af den norske teleoperator Telenor i maj 2005) udvikler, handterer og saelger bredbandslosninger med saerlig fokus pa sma og mellemstore virksomheder, hjemmearbejdspladser og forbrugermarkeder i den hojere prisklasse. GlobalConnect, der er en privatejet backbone-operator, har et fiber-optisk netvaerk, der daekker det meste af Danmark og Nordtyskland.

      Migreringen fra dial-up internettjenester til bredbandstjenester fortsatte i Danmark i 2005, og udbredelsen af bredband steg til ca. 54 pct. af alle danske husstande i 2005. For at imodega den stigende konkurrence pa bredbandsmarkedet lancerede TDC Totallosninger en raekke produkter og pristiltag i 2005, herunder hojere hastigheder til samme pris og lavere priser for tilslutning. I 2005 fordoblede TDC Totallosninger ogsa maksimum DSL-hastigheden for privatkunder i Danmark med lanceringen af 8 Mbps.

      Trafikken er faldet stot i de senere ar. Denne tendens kan forklares med migrering fra fastnet- til mobiltelefoni og med den ogede konkurrence. Desuden har de nye konkurrencedygtige IP-VPN-tjenester gjort det muligt for erhvervskunder med flere afdelinger eller filialer at etablere deres egne IP-VPN-baserede net, hvilket betyder, at de kan dirigere trafikken mellem afdelingerne eller filialerne inden for deres egne netvaerk i stedet for via det offentlige telefonnet. Som folge heraf har der vaeret et stort fald i det fakturerede minutantal for erhvervskunder, hvilket til dels opvejes af en stigning i omsaetningen for internettjenester og datakommunikation.

      Flere af vores konkurrenter, f.eks. Cybercity og Tele2, har lanceret VoIP til meget konkurrencedygtige flat-rate priser, der omfatter al trafik med undtagelse af mobilopkald. Vi har lanceret IP-telefoni i samarbejde med TDC Kabel TV ved hjaelp af kabel-tv-nettet og et VoIP-produkt, der benytter DSL, for at kunne konkurrere om de kunder, der skifter til VoIP. Vi vurderer, at VoIP endnu ikke har haft nogen stor indvirkning pa kunde- og trafikvolumen, men vi forventer at migrering mod VoIP-tjenester vil kannibalisere en betydelig del af vores PSTN-kunder, hvilket vil fa markant indvirkning pa vores regnskabsmaessige resultater.

      Pa det danske PSTN-marked er der ikke nogen storre differentiering mellem produkterne ud over, at der tilbydes pakkelosninger med forskellige karakteristika. Hvis en af vores konkurrenter pa PSTN-markedet tilbyder en vellykket PSTN-pakkelosning, mener vi derfor, at vi vil kunne tilbyde et tilsvarende produkt fa uger senere. En af vores konkurenter pa PSTN-markedet udbod f.eks. et vellykket flat-rate produkt, og vi var i stand til at tilbyde et tilsvarende produkt fa uger senere.

      For yderligere oplysninger om TDC's konkurrenter og vores konkurrencemaessige stilling pa det danske telekommunikationsmarked henvises til "Branchen." For yderligere oplysninger om indvirkningen af bekendtgorelser pa vores virksomhed henvises til "Reguleringsforhold".

TDC MOBILE INTERNATIONAL

      TDC Mobile International ("TMI") er den forende udbyder af mobilteltelefoni i Danmark, den naeststorste udbyder i Litauen, den tredjestorste udbyder i Letland og service provider i Tyskland med en markedsandel pa 4,3 pct.. TMI's aktiviteter omfatter mobiltaletjenester, salg af mobiltelefoner, mobile datatjenester og branchesalgstjenester til service providere og MVNO'ere i Danmark, Litauen, Letland og Ostrig. I Danmark leverer TMI mobile telekommunikationstjenester gennem sine indenlandske datterselskaber, TDC Mobil, en mobilnetvaerksoperator og service provideren Telmore, der - ved at tilbyde mobilprodukter online gennem en selvbetjeningshjemmeside - repraesenterer en ny forretningsmodel for os, som vi kalder "Telmore-konceptet."

      Vores internationale mobilforretning omfatter de 100 pct. ejede datterselskaber Talkline i Tyskland, der har en ejerandel pa 80 pct. i easyMobile i Tyskland, der er baseret pa Telmore-konceptet, og Bite, der er mobilnetvaerksoperator i Litauen og Letland. TMI har ogsa en ejerandel pa 19,6 pct. i Polkomtel, der er en polsk mobiloperator (som er ved at blive solgt), og en ejerandel pa 15 pct. i den ostrigske mobiloperator One. TMI ejer desuden 88,9 pct. af aktiekapitalen i Telmore International, der er det datterselskab, som vi etablerede for at kunne varetage easyMobile-forretningen i Storbritannien og muligvis ogsa i andre europaeiske lande. Vi besluttede ikke at fortsaette med vores easyMobile-aktiviteter i Holland i marts 2006.

      TMI's omsaetning var pa DKK 16,0 mia. ([EURO]2,1 mio.) i 2005, hvilket er en stigning pa 6,2 pct. i forhold til 2004. Vaeksten skyldtes primaert stigende omsaetning i bade TDC Mobil og Telmore. I 2005 kunne TMI registrere storre trafikmaengder end i 2004 pa det indenlandske, det tyske og det baltiske marked (henholdsvis ca. 15 pct., 3 pct. og 44 pct.), men TMI's priser var ogsa lavere end i 2004. I 2005 havde TMI afgaende trafik pa ca. 5,1 mia. minutter, hvoraf 2,4 mia. udgaende minutter blev genereret i Danmark, hvilket svarer til en stigning pa 20 pct. i forhold til 2004.

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

      Ultimo 2005 havde TMI 7,4 mio. kunder, hvilket er en stigning pa 32,7 pct. i forhold til 2004. Stigningen i TMI's kundeantal i 2005 stammede primaert fra selskabets internationale aktiviteter. Talkline mv. havde 844.000 flere kunder ultimo 2005, svarende til en stigning pa 33 pct. i forhold til ultimo 2004, og Bite havde 796.000 flere kunder, svarende til en stigning pa 86 pct. i forhold ultimo 2004. Ultimo 2005 havde TMI, hvad der svarer til 2.434 fuldtidsansatte medarbejdere.


   TDC MOBILE INTERNATIONAL        TDC MOBILE INTERNATIONAL - FORRETNINGSOMRADE
    OMSAETNING ULTIMO 2005                     KUNDER ULTIMO 2005

           [GRAPHIC]                                [GRAPHIC]

[Oversaettelsee af         Talkline mv.          Indenlandske            Bite
        graftekst:                               aktiviteter
Bite   Talkline mv.   Detail (TDC Mobil og Telmore)    Enggrossalg (TDC Mobil)]

      Omsaetningen fra mobiltelefoni stammer primaert fra taletrafik, herunder ankommende og afgaende opkald, opkald til udlandet og roaming i ind- og udland. TMI's privatkunder tilbydes bade prepaid og postpaid produkter. Kunder, der benytter sig af vores prepaid produkter, betaler pa forhand et belob for en bestemt maengde taletid og modtager et SIM-kort, der kan tankes op bade online og offline. Mobilnetvaerksoperatorerne TDC Mobil og Bite og service provideren Telmore har omsaetning fra bade ankommende og afgaende trafik, mens service provideren Talkline kun har omsaetning fra afgaende trafik.

INDENLANDSKE AKTIVITETER (TDC MOBIL OG TELMORE)

      TMI's indenlandske aktiviteter bestar primaert af TDC Mobil og Telmore. I 2005 udgjorde omsaetningen fra indenlanske aktiviteter DKK 7.151 mio. ([EURO]959 mio.), svarende til 44,6 pct. af TMI's omsaetning, sammenlignet med DKK 6.503 mio. ([EURO]872 mio.) i 2004. TDC Mobil beskaeftiger sig bade med detailaktiviteter, herunder mobiltaletrafik og datatjenester og salg af mobiltelefoner, og med engrosaktiviteter, herunder salg af netvaerksadgang til service providere og MVNO'er. I 2005 fordelte omsaetningen fra disse omrader sig pa folgende made: 47 pct. fra detailtjenester, hvoraf 67 pct. kom fra mobiltelefoni, 18 pct. fra salg af mobiltelefoner og 14 pct. fra salg af abonnementer, 52 pct. fra engrostjenester og 1 pct. fra andre aktiviteter. Som naevnt ovenfor saelger Telmore mobilprodukter og -tjenester til detailkunder via selvbetjeningshjemmesider. Handel med tilknyttede virksomheder tegnede sig for 49 pct. af vores omsaetning pa engrosomradet i 2005.

Produkter og tjenester

      TDC Mobil TDC Mobil's vigtigste produkter inden for postpaid er MobilExtra, der omfatter en raekke prisplaner. Disse prisplaner omfatter MobilExtra, MobilExtra 100 (minimumforbrug DKK 100 ([EURO]13) pr. maned), MobilExtra 200 (minimumforbrug DKK 200 ([EURO]27) pr. maned) og MobilExtra 400 (minimumforbrug DKK 400 ([EURO]54) pr. maned). Der betales for yderligere forbrug. De dyrere pakker har mere fordelagtige minutpriser og hojere tilskud til mobiltelefoner. MobilTid, der er et andet af vores vigtige mobilprodukter, er et forudbetal mobilprodukt med gratis abonnement, men hojere trafikpriser. MobilTid-kunder har den ekstra fordel, at de er anonyme.

      MobilFlexConnect er vores hovedprodukt pa erhvervsomradet. Det er udviklet til virksomheder med mere end 10 mobilabonnementer. For taletjenester, SMS og dataadgang forbinder produktet medarbejderne via lokalnumre. MobilFlexLet er et web-baseret produkt, der primaert markedsfores til SoHo segmentet.

      I fjerde kvartal af 2005 lancerede TDC Mobil datatjenester via UMTS-nettet med adgang til mobilbredbandskort, hojere hastigheder og videotelefoni pa 3G-telefoner til bade erhvervs- og privatkunder. Ultimo 2005 havde TDC Mobil's UMTS-net ca. 217 basisstationer og daekkede 27 pct. af den danske befolkning med kommercielle tjenester, herunder de fire storste byer i Danmark og udvalgte erhvervsomrader. Alle TDC Mobil-kunder med 3G-mobiltelefoner eller et mobilbredbandskort har automatisk adgang til 3G-nettet og til alle hastighedsopgraderinger pa 3G-nettet. Med et mobilbredbandskort fra TDC Mobil kan vores kunder med baerbare computere surfe pa nettet via vores

3G-net med hastigheder, der er ca. syv gange hurtigere end det, de er vant til, fra 2G-nettet. Vores mobilkunder betaler typisk for disse tjenester pr. megabyte, de downloader.

      Efter indforelsen af UMTS er datatransmissionspriserne blevet halveret, hvilket har bidraget til en fordobling af datatrafikken fra 2004 til 2005. UMTS-lanceringen forventes at ville resultere i en fortsat staerk vaekst i datatrafikken og i oget omsaetning fra TDC Mobil's indholdstjenester i de kommende ar. Telmore lancerede ogsa UMTS-tjenester i fjerde kvartal af 2005 ved hjaelp af TDC Mobil's UMTS-netvaerk.

      Vi lancerede FLY i 2004. FLY er en mobilportal med informationer, tjenester, spil og underholdning, herunder videoklip, musik, e-mails og multiplayer-spil. Med lanceringen af 3G-nettet i fjerde kvartal 2005 har vi oget hastigheden for adgang til disse tjenester betydeligt, hvilket har oget brugen af tjenesterne.

      Vi mener, at udvikling af nye tjenester og produkter har vaeret og fortsat er vejen til yderligere vaekst. I 2005 medforte tendensen i retning af oget brug af forbrugsuafhaengige flat-rate-priser for SMS'er og taletrafik, som vores konkurrenter tilbyder, et fald i vores andel af branchesalgs- og detailmarkederne. Som folge heraf lancerede TDC Mobil det forbrugsuafhaengige produkt MaxSMS og tillaegsprodukterne Fri SMS og Fri Tale for MobilExtra-kunder, hvilket har oget forbruget. I 2005 steg minutforbruget
(MOU), fordi kunderne skiftede fra fastnet- til mobiltelefoni. Der var ogsa en betydelig stigning i SMS- og MMS-trafikken.

      TDC Mobil tilbyder ogsa nettjenester til service providere og MVNO'ere pa enggrosbasis. Enggrosprodukterne omfatter taletelefoni, SMS og datatransmissionsadgang, og Serviceprovideren/MVNO'en star for salg, distribution, fakturering og betjening af slutkunden. Vores enggroskunder omfatter en lang raekke uafhaengige udbydere, hvoraf Debitel er den storste.

      Telmore. Gennem vores danske datterselskab, service provideren Telmore, saelger vi mobilprodukter og -tjenester online via selvbetjeningshjemmesider. Telmore er p.t. forende pa det danske marked for online mobilselvbetjening. Mere end hver tiende, der er bosat i Danmark, er kunde hos Telmore, og Telmore er Danmarks storste e-business-virksomhed. Ud over relativt lave priser tilbydes kunderne en raekke mobilmuligheder, f.eks. automatisk opfyldning, bornebudget og detaljerede opkaldsspecifikationer, som let kan vaelges online.

      Telmore-konceptet er et enkelt og gennemsigtigt pris- og selvbetjeningskoncept, der er baseret pa, at kunderne ikke betaler abonnement, har en enkel forudbetalingsstruktur og nem adgang til at benytte den web-baserede brugergraenseflade. Konceptet er baseret pa billig drift, ingen strogbutikker og et begraenset markedsforingsbudget. Ultimo 2005 havde Telmore
555.000 kunder. Telmores kunder bidrager med ca. af alle danske betalinger via internettet med Dankort.

Kunder, salg og distribution

      TDC Mobil saelger sine produkter og tjenester til privatkunder gennem TDC's butikker, eksterne forhandlere, websteder, telemarketing og siden 2005 ogsa gennem massedistributionskanaler som supermarkeder og store elektronikforretninger. Salg til erhvervskunder sker gennem TDC Mobils egen salgsstyrke og TDC Totallosningers salgsstyrke samt gennem eksterne forhandlere.

      TDC Mobils privatkundeunderlag er ligeledes opdelt mellem postpaid- og prepaidkunder. TDC Totallosningers konvergensprodukt Duet sigter mod familiesegmentet. Telmores simple og kundevenlige produkter er henvendt til internetbrugere.

      TDC Mobil forer en premium pricing strategi for alle kundesegmenter sammenlignet med dets vaesentligste konkurrenter. Merprisen er begrundet med palidelighed, god net-kvalitet og god kundeservice.

Kundebetjening

      TDC Mobils kundeservicemedarbejdere kommunikerer med TDC Mobils kunder gennem indgaende og afgaende telefonopkald, SMS og e-mail. TDC Mobils call center er den afdeling i TDC Mobil, der har hovedansvar for kundeservice. TDC Mobils call center tager sig af ordrebehandling, problemlosning, foresporgsler vedrorende regninger, nummerflytning og teknisk vejledning over telefonen af TDC Mobils kunder. Vi mener, at TDC Mobils telemarketingaktiviteter ofte i hoj grad hindrer kundeafgang (churn) og bidrager til storre kundetilfredshed, forbedret ARPU, oget mersalg og vejledning af kunder i brug af produkter og tjenester. Vores kundeserviceteam deltager i udviklingen af marketingstrategi, marketingkampagner og vores go-to-market-strategi. For tiden bevaeger vores kundeserviceteam sig vaek fra at vaere en traditionel costcenter afdeling og over mod at blive mere fokuseret pa at pleje og styrke kundeforhold med det formal at forstaerke kundernes loyalitet og oge deres forbrug.

      TDC Mobils kundeserviceteam fokuserer pa at yde stotte til vores kunder pa en omkostningseffektiv, malrettet made. Det omfatter bl.a. at lede ikke-vaerdiskabende opkald over til vores selvbetjeningsportal pa internettet,

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implementering af et interaktivt voice response-system med fokus pa ekstra-service til de bedste kunder og automatisering af salgsfremmende aktiviteter.

Konkurrence pa det danske mobilmarked

      I 2003 og i en vis grad ogsa 2004 var der en kraftig priskonkurrence drevet af Telmore og den andet betydelige no frills serviceprovider CBB Mobil. Konsolideringen pa det danske mobilmarked har dog betydet, at priserne ikke faldt helt sa hurtigt i 2005.

      Pa markedet for privatkunder er prisen pa mobiltelefoner og samtalepriser vigtige kriterier for kundernes valg. Pa mobilmarkedet er indsatsen over for kunder med begraenset til mellemstort forbrug fokuseret pa lave minutpriser, mens det for kunder med mellemstort til stort forbrug er fokuseret pa hel eller delvis flatrate. TDC Mobil tilbyder tilskud til telefoner til visse postpaid-abonnenter. I Danmark har naesten alle privatkunder en 6 maneders abonnementsaftale, hvilket er den maksimale bindingsperiode for et abonnement, der er tilladt i henhold til lovgivningen.

      Pa markedet for erhvervskunder er nettets kvalitet og palidelighed samt samtalepriser vigtige kriterier for kundernes valg. Gratis interne samtaler mellem kundernes virksomheder bliver mere og mere almindeligt. Dertil kommer, at det har stigende betydning at kunne tilbyde pan-nordiske losninger. TDC Mobil er ved at etablere sig i Norge for at opfylde dette behov. Bade pa privat- og erhvervsmarkedet fastholder TDC Mobil premium pricing.

      For yderligere oplysninger vedrorende konkurrence, se afsnittet
"Branchen".

TALKLINE MV.

      Talkline mv. omfatter service provider selskabet Talkline i Tyskland, dets 80 pct. ejede datterselskab easyMobile Germany og det 88,9 pct ejede Telmore International. Omsaetningen i Talkline mv. var ca. DKK 7,7 mia. ([EURO]1 mia.) i 2005, svarende til 48 pct. af TMI's omsaetning sammenholdt med 51 pct. i 2004.

Talkline (Tyskland)

      Talkline er en service provider, der saelger, mobiltelefoner, prepaid SIM-kort og postpaid mobilabonnementer i samarbejde med mobilnetvaerksoperatorer i Tyskland. Talkline tilbyder bade UMTS- og GMS-tjenester. Talkline er, baseret pa omsaetning, den tredjestorste tyske service provider. TMI ejer 100 pct. af Talkline, som ejer 80 pct. af easyMobile Germany, en MVNO, der opererer under eget navn og bruger T-Mobiles net.

      Som folge af en kraftig vaekst i kundebasen ogede Talkline sine markedsandele i 2005. Ultimo 2005 havde selskabet omkring 3,4 mio. mobilkunder, hvilket er en fremgang pa 31,3 pct. i forhold til ultimo 2004. Den ogede kundebase skyldes isaer Talklines succes med sine primaere distributionskanaler i 2005.

[GRAPHIC]

Talkline mv.
Mobilkunder
Ultimo perioden (1.000)

Produkter og tjenester

      Talkline kober engrosprodukter, herunder minutter, SMS, MMS, 3G datakort, Blackberry-service og tillaegsydelser (sasom musik og tv via mobiltelefonen) fra mobilnetvaerksoperatorer i Tyskland, sammensaetter disse til egne prisplaner med samtalepriser og abonnementer mv., og saelger sa produkterne til privatkunder. Talkline har aftaler

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

med T-Mobile, Vodafone og E-Plus om at bruge deres net. Der er indgaet en aftale med den fjerde og sidste mobilnetvaerksoperator O2, og distributionen af deres netydelser vil blive ivaerksat i andet kvartal af 2006.

Kunder, salg og distribution

      Talklines salgskanaler omfatter bade direkte og indirekte salgskanaler. Talkline er i gang med at abne Talkline-butikker i 94 tyske forretninger under Tysklands storste varehuskaede 'Karstadt'. Desuden er en lang raekke butikker, som ejes af en stor Talkline-forhandler, drevet under navnet Talkline.

      Talkline har ogsa andre maerker under sig sasom 'unicomdirect' og 'Tiefpreishandy.de', en online-forretning. Desuden saelger selskabet ogsa gennem indirekte specialforhandlere. Talkline har indgaet aftale med adskillige mellemstore til store detailkaeder, som i alt har flere hundrede distributionspartnere. Endelig er der etableret samarbejde med partnere som banker, bilklubber, fodboldklubber og bilproducenter.

      Gennem forskellige salgskanaler, bl.a. direkte marketingkanaler og samarbejde med kendte navne sasom fodboldklubber, henvender Talkline sig til bestemte kundesegmenter, som ikke er mal for mobilnetvaerksoperatorerne. Talklines fokusomrader er levering af tjenester til sine kunder samt taette salgspartnerskaber med de forskellige salgskanaler. Talkline fokuserer pa omkostningseffektivitet ved at bruge selvbetjeningsportaler til kundesalg og -tjenester samt elektronisk fakturering. En af Talklines store strategiske udfordringer er konkurrencen om salgskanaler pa grund af det stadig mere maettede marked.

Abonnementsperioder og tilskud til mobiltelefoner

      I Tyskland omfatter mobilprodukter, herunder Talklines, generelt tilskud til mobiltelefoner. Tilskuddets storrelse afhaenger af storrelsen af den samtalepris, som er knyttet til mobiltelefonen. Abonnementsaftalens varighed er 24 maneder, hvilket muliggor terminaltilskud. For en almindelig mobiltelefon af god kvalitet betaler kunden op til [EURO]100 (DKK 746).

Kundebetjening

      Talkline fokuserer pa at fastholde kunderne og forebygge kundeafgang (churn) og har succes med at identificere de kunder, der giver en hoj bruttoavance, og belonne disse kunder med tilbud om saerlige incitamenter.

      Ved udgangen af 2005 havde Talkline oget antallet af kunder, som kun modtager elektronisk regning, til over halvdelen af sit kontraktkundeunderlag eller 1 mio., og herigennem reduceret omkostningerne.

Konkurrence

      Konkurrencen i Tyskland bliver stadig hardere pa grund af prisfald, der skyldes billige no frills aktorer. Prisniveauet i Tyskland faldt generelt i 2005, og denne udvikling forventes at fortsaette igennem 2006. Desuden bliver det mere og mere almindeligt med faste priser pa telefoni og data.

      Vi forventer, at der fortsat vil blive ydet tilskud til mobiltelefoner, og adgangen til salgskanaler vil ogsa fremover vaere en noglefaktor for vaekst. I takt med at markedet modnes, intensiveres konkurrencen om eksisterende kunder, og det vil blive vigtigere at fastholde kunderne og forebygge kundeafgang (churn). Salg af 3G mobiltelefoner bliver vigtigt som middel til at oge forbruget og ARPU. No frills aktorer, som ikke leverer mobiltelefoner og typisk tilbyder lavere takster, kan dog fa en negativ indvirkning pa ARPU, da kunder med stort forbrug sa far et incitament til at skifte over til no frills udbydere.

      I begyndelsen af 2006 indforte T-Mobile og Vodafone tilskud til notebooks /baerbare pcere med et integreret UMTS-modul forberedt til SIM-kort. De har for nylig lanceret ny hojhastighedsdatateknologi, som oger bandbredden til downloading fra 384 Kbps til 1,8 Mbps.

      O2 har meddelt, at de vil ga fra at vaere et mobilselskab til et integreret telekommunikationsselskab for mobil, fastnet og internet. O2 forventes at ivaerksaette en aggressiv DSL-prissaetning for bundlede produkter. O2's DSL-produkt er baseret pa Telefonicas IP-net.

Telmore International (easyMobile)

      Telmore International er moderselskab til easyMobile-aktiviteterne i Storbritannien, som arbejder taet sammen med easyMobile i Tyskland. TMI ejer 88,9 pct. af Telmore International og har en andel pa 80 pct. i det tyske easyMobile gennem Talkline.

      I marts 2005 lancerede vi easyMobile UK, den forste mobiloperator under easy-varemaerket, og i 4.kvartal 2005 blev easyMobile lanceret i Tyskland og Holland. I medfor af en eksklusiv licensaftale med easyGroup fra august 2004 har vi tilladelse til at bruge easy-varemaerket i en raekke andre europaeiske lande. Pa grund af skuffende salg i Holland har vi i marts 2006 besluttet at lukke easyMobile-aktiviteten i Holland.

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      easyMobile-selskaberne leverer mobiltelefoni efter Telmore-konceptet. Som supplement til internetsalget introducerede easyMobile UK offnet-distribution med tilbud om bundlede mobiltelefoner og minutter i marts 2006. easyMobile ejer ikke sit eget net, men i Storbritannien og Tyskland har selskabet indgaet en aftale med mobiloperatoren T-Mobile. Ved udgangen af 2005 havde easyMobile
33.000 kunder og en omsaetning pa DKK 20 mio. ([EURO]3 mio.).

      Visse konkurrenter har introduceret lignende produkter i Tyskland og Storbritannien. I Storbritannien har markedet for internetbaserede tjenester vist sig at vaere mindre end forventet. I takt med at markedet udvikler sig, forventes easyMobiles samlede markedsandel at stige.

BITE - BITE LITAUEN OG BITE LETLAND

      Bite er en mobiloperator, som ejes 100 pct. af TMI og opererer pa det lettiske og det litauiske marked. Bite Litauen er den naeststorste mobiloperator i Litauen med en omsaetning pa ca. DKK 1,1 mia. ([EURO]148 mio.) i 2005. Bite Litauen udbyder en bred vifte af tjenester inden for mobiltelefoni, internetindhold og datatjenester til erhvervs- og privatkunder og har sin egen netinfrastruktur, herunder GSM- og UMTS-net. Bite opfatter de to lande som et faelles marked med en samlet befolkning pa 6 mio.

      Bites omsaetning stammer hovedsagelig fra mobiltelefoni. 55 pct. af Bites mobil-omsaetning kommer fra postpaid-tjenester og 17 pct. fra prepaid-tjenester. Resten af mobilomsaetningen kommer fra roaming, salg af mobiltelefoner og andre aktiviteter.

      Bite oplevede en stigning pa 44 pct. i taletrafikken i 2005 pa grund af en kraftig stigning pa 86 pct. i kundebasen, der naede op pa 1,7 mio. kunder. Vaekstraten kunne isaer tilskrives et oget fokus pa prepaid-segmentet og lanceringen af faste, forbrugsuafhaengige SMS-priser for prepaid-segmentet. Denne stigning skal dog ses i sammenhaeng med et fald i priser for detailkunder og lavere, gennemsnitligt minutforbrug (MOU) pr. kunde.

[GRAPHIC]

Bite
Mobilkunder, privat
Ultimo perioden (1.000)

[GRAPHIC]

      Bite tilbyder at et samlet udbud af mobiltelefoni-, data- og internettjenester til privatkunde- og erhvervsmarkedet i Litauen og et samlet udbud af mobilkommunikationstjenester til privatkunder pa det lettiske marked. Bite tilbyder mobilinternetadgang via sit GSM-net, som er blevet opdateret til 2,5 G ved hjaelp af EDGE-teknologi, og tilbyder ogsa fastnetbaseret internetadgang til erhvervskunder. Desuden var Bite den forste mobiloperator i Litauen, som udbod engrosprodukter til service providere. Bites vigtigste produkt pa det litauiske marked for privatkunder er LABAS, et prepaid mobilprodukt.

      Bite har etableret GSM 1800- og 900-net i Litauen og i mindre omfang ogsa i Letland. I begyndelsen af 2005 blev der indfort et EDGE-net i Litauen. Bite fik en UMTS-licens i Letland i 2005 og i Litauen i begyndelsen af 2006. UMTS-net i Litauen og Letland forventes indfort i 2006. I Litauen og Letland er antallet af GSM-basestationer hhv. 717 og 65. I Litauen er naesten hele befolkningen daekket, mens daekningen i Letland er ca. 63 pct..

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

ASSOCIEREDE SELSKABER

Polkomtel (Polen)

      TMI har en andel pa 19,6 pct. i Polkomtel, en forende polsk mobiloperator i erhvervskundesegmentet med over 9 mio. kunder ultimo 2005 og en tredjedel af mobilmarkedet i Polen.

      I overensstemmelse med bestemmelserne om aendring i bestemmende indflydelse i Polkomtels vedtaegter og aktionaeroverenskomsten mellem Polkomtels aktionaerer skal TDC som folge af vores nylige aendringer i aktionaerkredsen tilbyde at saelge sin aktiepost pa 19,6 pct. til de andre aktionaerer i Polkomtel. I februar 2006 udbod TDC sine aktier til en pris af [EURO] 214,04 pr. aktie. Den 10. marts 2006 indgik de polske aktionaerer i Polkomtel en aftale med TDC, hvormed de, afhaengigt af opfyldelsen af visse betingelser, herunder resultatet af den nedenfor beskrevne retstvist med Vodafone, besluttede at udnytte deres ret til at opkobe deres pro rata-andel pa 14,8 pct. af Polkomtels aktiekapital til en samlet pris af [EURO]650,5 mio. TDC's resterende aktiepost i Polkomtel, 4,8 pct., er blevet tilbudt Vodafone, den eneste aktionaer i Polkomtel, som ikke har indgaet en kobsaftale med TDC. Vodafone har gjort gaeldende, at tilbudsproceduren er ugyldig, og at det af TDC fastsatte pristilbud ikke afspejler markedsvaerdien af Polkomtel-aktierne. Vodafone fastholder ogsa, at den pris, som TDC's aktier i Polkomtel skulle have vaeret tilbudt Vodafone og de andre aktionaerer, skulle have vaeret fastsat i voldgift. Der er indledt en retssag ved de polske domstole og ved den internationale voldgiftsdomstol i Wien. I overensstemmelse med Vodafones pastand har distriktsdomstolen i Warszawa, Polen, udstedt et fogedforbud, der forhindrer, at TDC overdrager sine aktier i Polkomtel. Vodafone har indledt en voldgiftssag mod TDC. TDC mener ikke, at forbuddet har nogen hjemmel i lovgivningen, og mener, at den aftalte pris afspejler aktiernes markedsvaerdi pa tidspunktet for aftalens indgaelse.

One (Ostrig)

      TMI ejer 15 pct. af One, den tredjestorste mobiloperator i Ostrig. Penetrationen for mobiltelefoni i Ostrig er 106 pct., og indbyggerne i Ostrig er blandt dem, der bruger flest penge i Europa pa mobiltelefoni. I 2005 steg One's kundebase med 15 pct. til 1,8 mio. kunder, hvilket delvist skyldtes den vellykkede lancering af prepaid-lavpriskonceptet Yesss!

      I december 2003 ivaerksatte One langsomt lanceringen af UMTS-tjenester, hvilket omfatter downloading af musikfiler og videotelefoni. I foraret 2005 blev der ivaerksat en mere omfattende masselancering, og ved udgangen af 2005 daekkede UMTS-nettet 51 pct. af Ostrigs befolkning. Introduktionen af UMTS har hidtil vaeret koncentreret om de taettest befolkede omrader i Ostrig. Vi mener, at det er sandsynligt, at der bliver behov for yderligere udbredelse af UMTS for at sikre fuld daekning i allerede delvist daekkede omrader. Endvidere forventer vi, at One vil etablere tradlose hot spots for at opfylde erhvervskunders behov.

TDC KABEL TV

      TDC Kabel TV er den storste tv-distributor i Danmark og leverer tv-signaler til omkring 40 pct. af alle danske husstande. TDC Kabel TV udbyder tv-programmer, bredbandstjenester (kabelmodem) og ip-telefoni.

      I de seneste ar har TDC Kabel TV oplevet en fortsat tilgang i antal kunder, omsaetning og indtjeningsmarginer. Ved udgangen af 2005 udgjorde antallet af kabel-tv-kunder omkring 1 mio., hvilket er en stigning pa 5 pct. i forhold til 2004, og antallet af kunder med bredbandsforbindelse steg med 35 pct. til 251.000. Antallet af telefonikunder var 9.900 ved udgangen af 2005 (heraf omkring 3.600 VoIP-kunder). Tv-kundeunderlaget steg med en CAGR pa 5 pct. i perioden 2002-2005. I 2005 udgjorde TDC Kabel TV's omsaetning omkring DKK 2,1 mia. ([EURO]0,28 mia.), hvilket er en stigning pa 19 pct. i forhold til 2004. Den 31. december 2005 havde TDC Kabel TV, hvad der svarer til 1.030 fuldtidsansatte.

PRODUKTER OG TJENESTER

Tv

      TDC Kabel TV's vigtigste forretningsomrade er analog tv. TDC Kabel TV udbyder pa nuvaerende tidspunkt analogt tv i tre standardpakker (grund, mellem og fuld) til bade individuelle og organiserede kunder, der repraesenterer hhv. 30 og 70 pct. af vores forretning. Organiserede kunder omfatter antenneforeninger og boligforeninger. Vores analoge tv-signal kraever ikke en modtager eller en set-top boks. Vores kunder kan derfor se forskellige tv-kanaler pa hvert af de tv-apparater, de matte have i deres bolig. Det giver os en konkurrencemaessig fordel i forhold til vores DTH satelit-konkurrenter, som kun kan levere en enkelt kanal pr. set-top boks.

      Kanalerne i kabel-tv-pakkerne udvaelges ud fra kundepraeferencer. TDC Kabel TV's Grundpakke, der modtages af omkring 170.000 kunder, indeholder gratis kanaler fra de statsejede tv-selskaber. Mellempakken, der modtages af omkring 80.000 kunder, indeholder nogle af de mest populaere betalingskanaler, bl.a. Viasats kanaler. Flertallet af

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kunderne foretraekker fuldpakken, der omfatter samme kanaler som i Mellempakken plus en raekke udenlandske kanaler. Omkring 630.000 kunder modtager fuldpakken. Den nuvaerende manedlige listepris for pakkerne er hhv. DKK 147 ([EURO] 20), DKK 219 ([EURO] 29) og DKK 290 ([EURO] 39) (inkl. moms). De manedlige priser for organiserede kunder er typisk lavere end priserne for de individuelle kunder. Nogle organiserede kunder, primaert store antenneforeninger, som repraesenterer yderligere 150 000 husstande, og boligforeninger er agent-kunder, som kober individuelt tilpassede programpakker fra TDC Kabel TV.

I 2006 forventer vi at starte migrering af analoge tv-pakker til digitale pakker. Hele vores kabel-backbone-net er allerede digitalt. Omkring 4 pct. af TDC Kabel TV's tv-kunder er digitale kunder og ejer eller leaser derfor en digital set-top boks, ogsa kendt som Selector. TDC Kabel TV opkober digitale set-top bokse fra en ekstern leverandor, Sagem, og saelger dem til kunden til reduceret pris. Det er ikke muligt for Selector-kunder at anvende andre set-top bokse end dem, som leveres af TDC Kabel TV, fordi der bruges tilpasset software. Selector-kunder vaelger enten en mellem eller fuld pakke i digitalt format og kan supplere denne pakke med andre forskellige indholdspakker til priser, der ligger i omradet DKK 40-240 ([EURO] 5-32) om maneden. Endvidere far digitale kunder tilbud om Near Video On Demand-tjenester med pay per view-film. I andet kvartal af 2006 forventer vi at introducere Video On Demand, og vi planlaegger at introducere en ny, forbedret set-top boks med digital returvej og HD (High Definition) forberedt i 2006.

Bredband

      I de sidste fem ar har TDC Kabel TV investeret i sit kabelnet for at vaere i stand til at tilbyde bredbadsadgang til storstedelen af kunderne (returvejs-opgradering). Ved udgangen af 2005 havde TDC Kabel TV 251.000 bredbandskunder, hvilket svarer til 30 pct. af de opgraderede kunder. Bredbandskundeunderlaget er vokset med en CAGR pa 59 pct. i 2002-2005. TDC Kabel TV's bredbandsprodukter er baseret pa et fastpris-koncept, hvorved kunden faktureres en fast manedlig abonnementspris uanset dennes IP-trafikforbrug. Kunderne tilbydes p.t. bredbandsforbindelser med en hastighed pa op til 4 Mbps.

      TDC Kabel TV forventer en fortsat vaekst i sine bredbandsaktiviteter. Vores relativt staerke position pa bredbandsmarkedet er i vid udstraekning et resultat af sma aendringer i priser og forbindelser med relativt lave hastigheder pa 256 Kbps eller mindre. Vores store kundeunderlag og den uudnyttede kapacitet i coax-nettet sikrer imidlertid, at TDC Kabel TV kan tilpasse sig kommende markedstendenser.

Telefoni

      I 2005 lancerede TDC Kabel TV et VoIP-produkt. Med introduktionen af VoIP-telefoni kan TDC Kabel TV nu tilbyde sine kunder triple play-losninger, som omfatter tv, bredband og telefoni. TDC Kabel TV tilbyder hojkvalitets VoIP-telefoni med Quality of Service for at sikre en ensartet og stabil samtalekvalitet svarende til samtalekvaliteten i det almindelige telefoni-net. VoIP tilbydes som et prepaid selvbetjeningsprodukt til fast pris, hvor bestilling, styring og betaling handteres via en hjemmeside.

KUNDER, SALG OG DISTRIBUTION

      TDC Kabel TV's kundebase bestar af en kombination af individuelle og organiserede kunder (hovedsagelig antenneforeninger og boligforeninger). Individuelle kunder har et direkte kundeforhold med TDC Kabel TV, mens den organiserede kunde selv star for fakturering af de enkelte husstande, som den repraesenterer. Det er almindeligt, at organiserede kunder ejer og vedligeholder den sidste del ("the last mile") af kabelnettet. Bredbands- og VoIP-produkter saelges naesten altid direkte til den enkelte husstand, uanset om denne er en individuel kunde eller repraesenteres af en organiseret kunde.

      TDC Kabel TV's salgsafdeling handterer alle indledende salgskontakter og de efterfolgende kontraktforhandlinger for TDC Kabel TV. TDC Kabel TV har ekspertise med hensyn til at saelge og servicere organiserede kunder, hvilket giver os en konkurrencefordel i forhold til de fleste af vores konkurrenter, som forst nu er begyndt at koncentrere sig om markedet for organiserede kunder med bredbands- og telefoniprodukter. Nar TDC Kabel TV indgar en tv-kontrakt om levering af produkter eller tjenester med en organiseret kunde, er der potentiale for salg af tillaegsprodukter som digital-tv, bredband og VoIP direkte til den enkelte husstand, som den organiserede kunde repraesenterer.

KUNDESERVICE

      TDC Kabel TV fakturerer kunderne forud for abonnementsperioden, hvilket i hoj grad positivt pavirker TDC Kabel TV's pengestromme og arbejdskapital. I henhold til vores kabel TV abonnementsaftaler kan omkring 60 pct. af vores organiserede kunder opsige deres abonnement med to eller flere ars varsel, mens de individuelle kunder har ret til at opsige abonnementet med tre maneders varsel.

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      TDC Kabel TV's bredband og tv har en relativt lav kundeafgang (churn).
Den arlige kundeafgang for bredband var 10,7 pct. (ekskl. kundeafgang grundet adresseaendring. Inklusive kundeafgang pa grund af adresseaendringer er tallet 14,8 pct.) og for TV var 4,2 pct. i 2005.

      TDC Kabel TV's call center er den vigtigste salgskanal for kabel-tv-produkter. Vores hjemmeside er den primaere salgskanal for bredband og VoIP. De fleste indgaende ordrer via hjemmesiden kraever ingen manuel handtering pa grund af integrationen med vores centrale it-systemer. Endelig betjenes de individuelle kunder, saer de der kober set-top bokse, af TDC's butikker og to eksterne detailkaeder, der tilsammen daekker alle storre byer i Danmark. Detailkaederne er provisionsaflonnet. Organiserede kunder betjenes gennem kundeservicecentret for dette kundesegment. Individuelle kunder betjenes hovedsagelig gennem TDC Kabel TV's interne call center samt via vores hjemmeside.

INDHOLDSUDBYDERE

      Historisk har priserne pa tv-indhold (tv-kanaler) vaeret relativt hoje i Danmark, og tv-distributorer (bade kabel og satelit) betaler for storstedelen af det indhold som ikke udbydes af tv-selskaber, der er ejet af offentlige myndigheder i de nordiske lande. TDC Kabel TV's vigtigste leverandorer er TV2 (TV2 Zulu, TV2 Charlie og TV2 FILM), Viasat (TV3, 3+ og Viasat Sport) og SBS (Kanal 5, The Voice TV og Canal Plus). Vi har et godt forhold til vores hovedindholdsleverandorer. Omkring 85 pct. af det samlede tv-forbrug (seerandel) i Danmark bliver brugt pa nationale kanaler. Vi mener, at dette forhold samt vores store kundeunderlag er afgorende for, at de danske tv-selskaber far deres kanaler med i vores tv-pakker, og det giver TDC Kabel TV en staerk forhandlingsposition over for de nationale indholdsudbydere, hvilket igen forer til gunstige rabatter.

      Vores kontrakter med indholdsudbydere lober typisk i 2-3 ar. Prisen, som vi betaler for indholdet, er normalt baseret pa antal abonnenter, om end nogle af kontrakterne omfatter mindre rabatter med gradvist faldende pris pr. abonnent.

TDC SWITZERLAND

      TDC Switzerland udbyder mobiltelefoni, fastnet og internettjenester. I 2005 opkobte selskabet Ascom's afdeling for kommunikationslosninger, omdobt til sunrise business communications, hvilket i hoj grad har styrket udbuddet af LAN-produkter og -tjenester for TDC Switzerland's erhvervskunder. TDC Switzerland's omsaetning la pa omkring DKK 9,6 mia. ([EURO] 1,3 mia.) i 2005, hvilket er en nedgang pa 1,1 pct. i forhold til 2004.

      TDC Switzerland har bevaret sin position som den naeststorste telekommunikationsudbyder pa det schweiziske marked, der er karakteriseret ved en voldsom konkurrence, faldende priser pa mobil- og fastnettelefoni og et lovgivningsmiljo, der p.t. er gunstigt for Swisscom. TDC Switzerland har ikke sit eget accesnet. For nylig vedtog de to kamre i det schweiziske parlament en lov om, at Swisscom skal give os adgang til deres ra kobber (sakaldte "local loop") baseret pa regulerede priser. Ultimo 2005 havde TDC Switzerland ca. 2,2 mio. kunder. TDC Switzerland's samlede kundeunderlag er relativt stabilt med en nedgang i traditionel fastnettelefoni og dial-up-tjenester, hvilket delvist opvejes af en stigning i antallet af mobil- og bredbandskunder.

           TDC SWITZERLAND                            TDC SWITZERLAND, ERHVERVO
          KUNDER, ULTIMO 2005                           MSAETNING, ULTIMO 2005

               [GRAPHIC]                                      [GRAPHIC]

Dial-up-kunder
xDSL-kunder
Fastnetkunder
Mobilkunder
Internettjenester

      Ultimo 2005 havde TDC Switzerland 2.454 fuldtidsansatte, hvoraf 254 var direkte knyttet til opkobet af sunrise business communications.

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

TDC Switzerland mobiltelefoni

      Mobiltelefoni tegnede sig for hovedparten af TDC Switzerland's omsaetning, ca. DKK 5,7 mia. ([EURO] 0,76 mia.) i 2005. Mobiltelefonien bidrog med omkring 60 pct. af TDC Switzerland's omsaetning i 2005. Antallet af TDC Switzerland's mobilkunder var ved udgangen af 2005 omkring 1,3 mio., hvilket er en stigning pa omkring 6,5 pct. i forhold til 2004.

      Vores schweiziske mobilaktiviteter omfatter en afdeling for detailkunder og en for engroskunder. Vores afdeling for detailkunder udbyder postpaid- og prepaid-tjenester samt pc-kort og saelger mobiltelefoner. Ved udgangen af 2005 var omkring 50 pct. af TDC Switzerland's mobilabonnementer prepaid.

      Vores portefolje af abonnementspakker for mobilprodukter til detailmarkedet kaldes sunrise Relax. Vores Relax produkter udbydes bade som postpaid- og prepaid. Kunderne faktureres pr. opkald (op til en time) for mobilopkald pa eget net og opkald til fastnet. Mobilopkald pa fremmed net og internationale opkald faktureres efter en minuttakst. Relax bestar af fire forskellige prisplaner tilpasset forskellige forbrugsniveauer. Ud over Relax tilbyder vi seks prisplaner tilpasset postpaid-kunder med et relativt stabilt brugsmonster. Hvert af disse abonnementer omfatter et vist antal taleminutter og/eller SMS, f.eks. abonnementsproduktet 'sunrise minute 60' med et manedsabonnement, der omfatter 60 minutter pr. maned. Priserne for hvert produkt afhaenger af det manedlige minimumsforbrug af minutter (MOU), som kunden forventer at forbruge.

      For at konkurrere med vores konkurrenters no frills produkter har TDC Switzerland lanceret maerket yallo. Yallos prissaetning er enkel og gennemskuelig, og har i lighed med Telmore-konceptet, ikke abonnement. Yallo, der oprindelig udelukkende var et online-tilbud, saelges nu af TDC Switzerland gennem vores direkte og indirekte distributionskanaler.

      TDC Switzerland tilbyder ogsa en bred vifte af betalte tillaegstjenester og data-tjenester sasom sunrise live portal, der omfatter downloading af musik, spil og videotelefoni. TDC Switzerland lancerede i 2005 et UMTS/EDGE-net, og vores udendors daekning var ved udgangen af 2005 for GSM/GPRS 99 pct. af befolkningen, for EDGE 78 pct. og for UMTS 57 pct.

      TDC Switzerland tilbyder ogsa bundlede mobil-, fastnet- og bredbandsprodukter, der gor det muligt for kunden at udnytte rabatter ved at kobe bade mobil- og fastnettelefoni eller taletelefoni og internet fra TDC Switzerland.

      Pa markedet for mobilprodukter til engroskunder har vi pt. aftaler med selskaber som Cablecom og Tele2.

Fastnettelefoni

      TDC Switzerland's omsaetning fra fastnettelefoni udgjorde omkring DKK 3,1 mia. ([EURO] 0,4 mia.) i 2005. Fastnettelefoni tegnede sig for 32,1 pct. af omsaetningen i 2005 sammenholdt med 32,4 pct. i 2004. Ultimo 2005 havde TDC Switzerland 527.000 fastnetskunder.

      Vores fastnettelefoniaktiviteter i Schweiz daekker detail- og engroskunder. Telefoni til detailaktiviteterne omfatter fast operatorvalg og operator forvalg med eller uden abonnement (PSTN) samt VoIP. PSTN-prisplanerne kaldes 'Sunrise Select', hvor man kan vaelge mellem et abonnement med en pris pr. minut; et abonnement med pris pr. opkald eller et abonnement med et fast antal minutter. Sunrise Select-planer omfatter ogsa yderligere tilvalg som internationale opkald til lavpris eller lavprisopkald inden for en brugergruppe. Erhvervskunder har ogsa adgang til datalosninger sasom IP VPN og lejede kredslob og pr. 1. juli 2005 ogsa netvaerksintegrationslosninger, der kombinerer telefoni og data i et net (inkl. LAN-, PABC- og IP-kommunikationstjenester), der er medtaget i vores produktportefolje som folge af vores opkob af sunrise business communications. Fastnettelefoniaktiviteter for engroskunder bestar hovedsagelig af transittrafik og i mindre omfang ogsa data- og internettjenester.


      TDC Switzerland tilbyder kontrakter pa tolv maneders varighed med et fast antal minutter eller timebetaling til en fast pris eller med telefonitjenester bundlet med andre tjenester sasom mobil eller DSL. For internationale opkald findes der saerlige kontrakter med faste lave priser. Vi star over for at skulle styre en effektiv overgang fra PSTN til VoIP uden at tabe kunder og uden at skulle betale omkostningerne til at vedligeholde to teknologier samtidigt i en lang periode.

Internettjenester

      I 2005 udgjorde forretningen for internettjenester ca. DKK 792 mio. ([EURO] 106 mio.) af den samlede omsaetning eller ca. 8,3 pct. af TDC Switzerland's omsaetning. Bredbandspenetrationen var pa 48 pct. ultimo 2005. I slutningen af juni 2005 havde TDC en markedsandel pa 11 pct. i bredbandssegmentet og pa 28 pct. i dial-up-segmentet. TDC Switzerland havde
204.000 dial-up-kunder og 182.416 DSL-kunder ultimo 2005.

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

      TDC Switzerland's aktiviteter for internettjenester omfatter dial-up og tre forskellige DSL-produkter. ADSL plus er et fastprisprodukt med op til 5 Mbps downstream faktureret til fast pris. I 2005 indforte TDC Switzerland ADSL Flex, der er det forste forbrugsbaserede DSL-produkt i Schweiz. For dette produkt betaler kunden en abonnementsafgift, der daekker en vis maengde megabytes, og yderligere forbrug faktureres pr. megabyte. I 2006 introducerede vi ADSL Free, som udelukkende er baseret pa forbrug.

      Det voksende bredbandsmarked i Schweiz er drivkraften bag den fortsatte vaekst i antallet af TDC Switzerland's DSL-kunder. Eftersom adgang til det ra kobber (sakaldte "local loop") pa reguleret grundlag endnu ikke er indfort i Schweiz, gensaelger vi pa nuvaerende tidspunkt Swisscom's DSL-produkter med lavt daekningsbidrag og ikke mange muligheder for produktdifferentiering ud over gennem prissaetning. Vi forventer at fa adgang til det ra kobber inden udgangen af 2007, og vi forventer derfor stigende marginer. Kundeafgangen (churn) i DSL erhverv er lav, men forventes at stige, nar markedet er blevet mere maettet.

      Dial-up-internetadgangen for erhvervslivet falder og forventes fuldstaendig erstattet med bredbandstjenester inden for de kommende par ar. TDC Switzerland fokuserer for indevaerende sine kundeakkvisitionsprogrammer for DSL pa at migrere sine dial-up-kunder til et af sunrise's DSL-produkter.

KUNDER, SALG OG DISTRIBUTION

      TDC Switzerland inddeler sine erhvervskunder i tre segmenter. Corporate-segmentet bestar af ca. 1.500 selskaber med over 200 ansatte. I SME-segmentet bestar markedet af ca. 17.000 virksomheder med 20-200 ansatte. Endelig i SoHo-segmentet bestar markedet af ca. 279 000 virksomheder med op til 19 ansatte.

      Vores schweiziske marketingaktiviteter er organiseret i to enheder, en med fokus pa fastnet (telefoni og internet) og en med fokus pa mobil. Vi har omkring 150 fuldtidsansatte samlet set i de to enheder. Hver enhed har dedikerede medarbejdere, som arbejder med markederne for hhv. privat- og erhvervskunder. Aktiviteterne i disse enheder daekker marketingkommunikation, produktstyring og -udvikling, segmentstyring og customer relationship management (CRM), processtyring og markedsinformation samt styring af nye erhvervspartnere.

      Salgsorganisationen for privatkunder har omkring 200 fuldtidsansatte og fokuserer primaert pa vores egne forretninger samt styring af eksterne partnere og salgskanaler. Aflonningen af eksterne partnere og salgskanaler er primaert baseret pa salgsprovision. Salgsorganisationen for erhvervskunder har omkring 200 fuldtidsansatte. Provisionsbaserede incitamenter er en integreret del af aflonningen af de to salgsstyrker og de eksterne salgskanaler. Se nedenstaende afsnit "Distribution".

      Reklame. TDC Switzerland folger en single brand-marketingstrategi, der er hjornestenen i bestraebelserne pa at blive en konvergent udbyder af teletjenester. En undtagelse fra vores single brand-strategi er yallo. Yallo blev lanceret sidste ar for at konkurrere med no- frills og lavpristilbud pa mobilprodukter, som er pa vej ind pa det schweiziske marked.

      TDC Switzerland's marketingteam bruger en lang raekke medier til at reklamere for vore produkter. Vores reklamestil skal vaere bade sjov og informativ. Alle kampagner suppleres dog af en opfordring til handling i form af et attraktivt tilbud.

      Pa sponsoromradet har indsatsen vaeret koncentreret om at sponsorere den schweiziske fodboldliga. For nylig er sunrise ogsa begyndt at sponsorere musik. Et samarbejde med Good News, den storste koncertarrangor i Schweiz, bruges som platform til at holde pa kunderne og skabe loyalitet. Sponsorering af musik er ogsa en integreret del af sunrise's online-musiktilbud "Music World".

      Pa erhvervsmarkedet er kommunikationen mere malrettet. Segmentspecifikke kommunikationskanaler sasom fagblade og handelsmesser bruges hertil.

      Alle kommunikationsaktiviteter over for nye og eksisterende kunder er baseret pa segmentinddeling. I forbindelse med malrettet kryds- og opsalg til eksisterende kunder bruges segmentering pa et en-til-en-grundlag (dvs. segmentspecifikke direct marketing-aktiviteter sasom indstik i regninger og direct mailing).

      Vi har i ar i vores markedsforing af telefoni- og internettjenester over for erhvervslivet haft som mal at styrke kendskabet til vores navn og gore sunrise til det forende maerke inden for VoIP pa det schweiziske erhvervsmarked. For forste gang understottes denne marketingstrategi i Schweiz af en dedikeret testimonial-kampagne rettet mod beslutningstagere pa tv og i fagpressen i samarbejde med Cisco og Nortel. Her deltager direktorer fra anerkendte schweiziske selskaber, som er tilfredse brugere af vores tjenester.

      Ud over mobiltelefoni- og fastnettjenester markedsforer, designer, bygger og vedligeholder vi komplette erhvervstelefoni- og datalosninger for virksomheder i forskellige industrier, bl.a. finans, sundhed, logisitik og transport, gennem vores nyligt opkobte sunrise business communications division.

      For virksomhedssegmenterne - corporate og SME - er vores marketingaktiviteter i hovedsagen tilpasset den enkelte kober og omfatter dedikeret account management, kundespecifikke praesentationer og lokale arrangementer.

      Vi bruger innovative marketingstrategier sasom dorabnerkampagner malrettet de udvalgte kundegrupper. Som led i vores kommunikationsaktiviteter reklamerer vi i fagpressen og den almindelige presse, udgiver vores erhvervsblad og e-nyhedsbrev, deltager i storre erhvervsarrangementer og sponsorerer den schweiziske fodboldliga samt storre klassiske koncerter og popkoncerter.

      Distribution. Distribution af vores produkter og tjenester sker gennem vores egen direct sales-organisation og via udvalgte distributionspartnere. Distribution til privatkundesegmentet fokuserer pa interne kanaler (vores butiksnet, e-shop og direct sales gennem kundeservice afdelingen) og eksterne kanaler. Vi ejer 23 sunrise-butikker og driver 16 butikker i supermarkeder. En tredjedel af postpaid-aktiveringer og omkring halvdelen af vores fornyelser af abonnementsaftaler genereres gennem vores salgskanaler.

      Med hensyn til eksterne kanaler bruger vi bade specialiserede og ikke-specialiserede kanaler. Specialiserede kanaler omfatter Mobile Zone og Phone House, herunder kaeder, der saelger mobilabonnementer for alle de tre store mobiloperatorer i Schweiz. De ikke-specialiserede kanaler er Fust og Interdiscount, der er store elektronikforhandlere i Schweiz, og Migros, som er den storste detailkaede i Schweiz. Aflonning af de eksterne salgskanaler er baseret pa en basisprovision pr. kunde og forskellige bonusser.

      I salget til kunder skelner vi mellem pull-kanaler, hvor kunden indleder kontakten, og push-kanaler, hvor det er os, der kontakter kunden. Pull-kanalerne omfatter TDC Switzerland's call center (indgaende opkald), sunrise-forretninger og sunrise online-shop samt detailkaeder. Push-kanalerne omfatter dorsalg (outsourced til dor-til-dor-organisationer), TDC Switzerland's call center (udgaende opkald) og tre eksterne call centers baseret i Schweiz.

      Vi betjener vores erhvervskunder gennem interne og eksterne kanaler. En regional direct sales-salgsstyrke er den vigtigste kanal i corporate-segmentet, mens SME-segmentet betjenes af vores egen direct sales-salgsstyrke og vores partnere. I privatkundesegmentet og SoHo-segmentet bruger vi primaert eksterne partnere som beskrevet ovenfor.

      For alle segmenter og kanaler er der kraftigt fokus pa krydssalg af fastnet-produkter over for TDC Switzerland's mobiltelefonikunder og omvendt.

      Sunrise-maerket bruges bade i privatkunde- og erhvervssegmentet. Marketing af tradlose tjenester til privatmarkedet er fokuseret pa telefoni- og internetadgangstjenester. Vi fokuserer pa nettovaekst gennem en kraftig forogelse af vores tilstedevaerelse i SME- og SoHo-segmenterne, hvilket skal ske gennem salg af massemarkedsstandardlosninger samt bredbands- og applikationstjenester.

      TDC Switzerland positionerer sig pa erhvervsmarkedet med mest-for-pengene tilbud til SoHo- og SME-segmentet.

KUNDESERVICE

      Det primaere fokusomrade for kundeservice er "customer life cycle management", herunder salg, fastholdelse, regningsforesporgsler og teknisk support. Kundeservice er en billig kanal til erhvervelse- og fastholdelse af kunder, og den kundeloyalitet, der skabes via denne kanal, er storre end ved andre kanaler.

      Kundeserviceorganisationen administrerer alle TDC Switzerlands kundeforhold. Der er fire fysiske lokationer i Schweiz, som understotter fire sprog (tysk, fransk, italiensk og engelsk). Antallet af ansatte (opgjort pa fuldtidsbasis) i front office-funktioner er ca. 440, og antallet af ansatte (opgjort pa fuldtidsbasis) i back office-funktioner er ca. 140. Teknisk support er aben dognet rundt, hvorimod abningstiden for regningsforesporgsler og andre oplysninger er kortere.

KONKURRENCE

Fastnet

      Det samlede marked for fastnettelefonitrafik i Schweiz faldt i 2005, primaert pa grund af migrering fra fastnet- til mobiltelefoni. Da telefoniprodukter typisk kun bestar af et valg mellem prisplaner, er der meget lidt plads til differentiering mellem vores og konkurrenternes produkter bortset fra prisen.

      TDC Switzerlands fastnetforretning, som i starten havde succes og naede en markedsandel pa over 20 pct. i 2002, har oplevet et fald i markedsandelen til 15 pct. som folge af manglende regulering samt konkurrence fra nye operatorer som f.eks. Cablecom. Den forventede lancering af ULL (unbundling of the local loop - adgang til det ra kobber) forventes imidlertid at bringe TDC Switzerland i en position, hvor de kan tilbyde bedre priser og produkttilbud. TDC Switzerland er ogsa godt forberedt til fremtidige udfordringer sasom VoIP, da vi allerede har lanceret vores egen VoIP-losning. Swisscom drager fordel af den manglende regulering og var i 2005 i stand til at opretholde sin

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

markedsandel pa 60 pct. inden for fastnet. Swisscoms kundeunderlag er imidlertid faldende som folge af skift fra fastnet til mobil. Tele2, som havde en markedsandel pa 14 pct. i 2005 inden for fastnet, oplever et storre og storre pres, da dets strategi med at vaere forende pa pris moder konkurrence fra Cablecom.

      Ved udgangen af 2005 havde Cablecom en markedsandel pa 6,2 pct. inden for fastnet. Cablecom kan tilbyde en billigere pris end service providerne, da selskabet ejer kabelnettet direkte ud til husstandene. Cablecom havde imidlertid kun en markedsandel pa 61 pct. pa det schweiziske kabelmarked i 2005, da der er ca. 250 andre kabeludbydere. De fleste af disse tilbyder dog ikke telefoniprodukter.

Bredband

      TDC Switzerland fortsaetter med at migrere sine dial-up-kunder til DSL. TDC Switzerlands andel af bredbandsmarkedet var ca. 11 pct. i 2005. Vi forventer at oge vores markedsandel via VoIP og ULL. Swisscom havde en markedsandel pa 42 pct. i 2005 og meddelte, at man forventer at lancere TVoIP i 2006 og indfore triple play-tjenester for at imodega konkurrencetruslen fra Cablecom. Tele2's tilbud om DSL er hovedsageligt rettet mod privatkunder og konkurrerer pa grundlag af pris. Selskabets markedsandel inden for bredband la pa under 10 pct. ved udgangen af 2005.

      Cablecom tilbyder storre bandbredde end Swisscoms DSL og er aggressive med hensyn til prissaetning og salgsfremmende aktiviteter. Cablecom har en triple play-strategi og er den forende udbyder af digital tv i Schweiz. Mens Cablecom kan udfordre Swisscom, fordi Cablecom ikke lider under den manglende regulering af det ra kobber, har Cablecom ikke adgang til hele den schweiziske befolkning. Cablecoms markedsandel inden for bredband var 21,3 pct. ved udgangen af 2005.

Mobil

      TDC Switzerland har en stabil markedsposition med en markedsandel pa 19 pct. ved udgangen af 2005, og efter at have saenket priserne pa Relax i 2006 blev TDC Switzerland prisforende inden for prepaid- og postpaid-segmenterne.

      I 2005 kom de forste service providere ind pa det schweiziske marked. Migros bruger Swisscoms net, og Coop bruger Oranges net. Tele2 har sit eget GSM-net i regionen omkring Zurich og har derudover en roamingaftale med TDC Switzerland. Cablecom har en service provider -aftale med TDC Switzerland. Vi forventer skarp konkurrence pa priserne som folge af disse service provideres indtraeden pa det schweiziske mobilmarked.

      I postpaid-segmentet placerer Swisscom sig som en innovativ markedsleder ved at tilbyde avanceret indhold og HSDPA (High Speed Downlink Packet Access). Swisscoms andel af mobilmarkedet var 63 pct. ved udgangen af 2005, mens Orange havde en markedsandel pa 18 pct. i 2005.

      Med maerket yallo, tilbyder TDC Switzerland et no frills[discount/lavpris]-produkt, som ligner M-Budget og Coop Mobile. Ca. 49,7 pct. af TDC Switzerlands kundeunderlag ligger inden for prepaid-segmentet. I 2005 var Swisscom i stand til at oge sit kundeunderlag inden for prepaid-segmentet med M-Budget, som udgor en udfordring for TDC Switzerlands lavprisstrategi. Ligesom Swisscom, var Orange i stand til at oge sit kundeunderlag i 2005 inden for prepaid-segmentet med Coop Mobile, som tilbyder de samme priser som M-Budget og er baseret pa samme koncept.

NET

      Vi driver det mest omfattende telekommunikationsnet i Danmark. Vores backbonenet har hoj transmissionskapacitet og er fuldt digitaliseret. Vores accesnet daekker naesten 100 pct. af den danske befolkning. Vi driver vores egne net i Schweiz, Norden, Litauen, Letland og Ungarn. Vi ejer og driver et backbonenet i Norden, som er et af Europas hurtigste bredbandsnet til data, internet og telefonitrafik. Vi tror pa, at vores tidligere afholdte investeringer, isaer i den danske netinfrastruktur, vil give os mulighed for at reducere vores driftsomkostninger samt reducere vores fremtidige anlaegsinvesteringer.

VORES FASTNET

      Vores danske fastnet er et fuldt udviklet, moderne telekommunikationsnet, som daekker naesten 100 pct. af den danske befolkning. Fastnettet omfatter et fuldt udstyret PSTN-/ISDN-net, et MPLS baseret IP-backbonenet og har en DSL-daekning pa ca. 98 pct. af de potentielle kunder (med en downstreamhastighed pa 512 Kbps), hvilket er hojt sammenlignet med det europaeiske gennemsnit pa 94 pct. Vores DSL-net, som vi anser for at vaere et af de mest avancerede i Europa, kan levere 4 Mbps og 8 Mbps til henholdsvis 90 pct. og 55 pct. af den danske befolkning. Vi forventer at vaere i stand til at levere 8 Mbps til 85 pct. af den danske befolkning ved udgangen af 2006.

      Transportnettet. I Danmark er et hovedelement i vores fastnet et fiberbaseret transportnet. Transportnettet anvendes til PSTN-/ISDN-tjenester og datatjenester (IP, Ethernet og ATM). Det anvendes ogsa af TDC Mobil og TDC Kabel TV. Transportnettet i Danmark bestar af:

      * 19.205 km fiberkabel, som forbinder alle vores centraler til fibertransportnettet og alle vores 1.347 noder,

      *      DSLAM-udstyr i alle vores centraler og noder,

      * bolgelaengde multipleksering (WDM) for at oge kapaciteten i fibernetvaerket og

      * en platform til faste kredslob, som leverer faste forbindelser med bandbredder pa op til 2 Mbps i Danmark.

      Det faste accesnet. TDC Totallosningers faste accesnet, eller PSTN-/ISDN-net, bestar af snoede kobberpar og optisk fiber. PSTN-/ISDN-nettet i Danmark daekker 100 pct. af befolkningen og bruges til at levere bade basistelefonitjenester og avancerede telefonitjenester. Dette net bestar af:

      * 228.000 km kobberpar i Danmark med forbindelse til 2,43 millioner PSTN-kunder og 0,33 millioner ISDN2-kunder,

      * 4.319 km optisk fiberkabel i Danmark med forbindelse til 3.145 kunder og

      * 149 centraler (herunder 120 lokalcentraler, 10 transitcentraler, 2 udlandscentraler, 8 INSCP (IN service contact points), 2 talemaskiner, 2 servere til nummeroplysning og 5 testcentraler).

      Kundeunderlaget inden for PSTN er faldende i Danmark, hvilket har frigjort kapacitet pa vores PSTN-/ISDN-net. Som folge deraf forventer vi, at behovet for investering i PSTN-/ISDN-nettet vil vaere begraenset i fremtiden. Vi har en hoj udnyttelsesgrad i vores DSLAM-udstyr til DSL og IP, fordi vi anvender en just-in-time-udbygning af portene. Derfor kan den nuvaerende kundetilgang ikke opretholdes uden at investere i yderligere portkapacitet. Vi oger vores kundekapacitet pa en omkostningseffektiv made ved at oge portkapaciteten i det eksisterende DSLAM-udstyr.

      Datanettene. Vores datanet i Danmark og Norden omfatter vores ATM- og IP-net. ATM-nettet (kun i Danmark) er platformen for de samlede DSL-baserede bredbandstjenester. ATM-nettet leverer ogsa en raekke datatjenester, herunder Frame Relay og ATM-tjenester. ATM-nettet daekker Danmark med 137 POP's (Points of Presence).

      IP-nettet bestar af et MPLS-baseret IP-kernenet, IP-EDGE-net og IP-opsamlingsnet. IP-nettet tilbyder internettjenester, faellesnordiske MPLS-baserede IP-VPN-tjenester, VoIP-tjenester og indholdstjenester sasom TVoIP. MPLS spiller en noglerolle inden for levering af Quality of Service for VoIP. Routere er en af noglekomponenterne med hensyn til driftssikkerhed i det MPLS-baserede IP-kernenet, da hver POP understottes af to routere for at undga afbrydelser i trafikstrommen pa nettet. De adskilte IP-kernenet i de nordiske lande er ved at blive integreret til et samlet nordisk IP-kernenet.

      IP-EDGE-nettet udvider IP-nettet til et storre antal POP's og tilforer en raekke IP-tilslutningstjenester, herunder dial-up, tilslutning til faste kredslob og ATM-baseret tilslutning. Vores IP-net udvides til 154 POP's i Danmark, og TDC Song udvider dette net med yderligere 295 POP's. IP-opsamlingsnettene omfatter DSL-net, som giver mulighed for DSL- og SHDSL-baserede tjenester, og IP/Ethernet net, som giver mulighed for 100 Mbps og 11 Gbps Ethernet tilslutning til IP-nettet Vores IP-net udvides til 1.582 DSL POP's med 691.000 kunder i Danmark, og TDC Song udvider dette net med yderligere 578 DSL POP's med 13.500 IP VPN-kunder og 34.300 internetkunder. Vi har ogsa 650 tradlose hotspots over hele Danmark.

      Pa grund af en forventet vaekst i trafikken kan det ske, at graenserne for trafikkapacitet pa ATM DSLAM-platformen nas pa visse dele af nettet. Derfor planlaegger vi i 2006 at starte en udrulning af et nyt IP/Ethernet og installere nye DSLAM'er til DSL-tjenester i alle centraler og noder, som er tilsluttet kobberaccesnettet. Det nye net vil gore det muligt at forbedre daekningen af hojhastigheds-DSL ved brug af fremskudte DSLAM'er. Indforelsen af fremskudte DSLAM'er er pa nuvaerende tidspunkt i planlaegningsfasen. Vi tror pa, at vi vil opna omkostningsbesparelser ved at ga fra et ATM- til et Ethernetbaseret net.

      Vi har opbygget vores net til at vaere kompatibelt med netudstyr og platforme fra forskellige leverandorer. Med undtagelse af ATM-platformen har vi en dobbeltleverandorstrategi, som gor os mindre afhaengige af en enkelt leverandor til vigtigt udstyr, fejlretninger og opgraderinger. Ved at ga fra ATM- til Ethernetteknologi ved DSL-tjenester sigter vi mod at formindske vores afhaengighed af bestemte ATM-leverandorer.

      Faellesnordisk net (TDC Song). TDC Songs net bestar af et fiberbaseret transportnet samt et PSTN-/ISDN-net og, som naevnt ovenfor, IP/Ethernet net. TDC Songs PSTN-/ISDN-net anvendes primaert til at betjene erhvervs- og branchesalgskunder. TDC Songs transportnet bestar af ca. 19.000 km fiberkabel og et faellesnordisk SDH-net, som giver en fast punkt til punkt-kapacitet pa op til 10 Gbps. TDC Songs faste accesnet bestar af 2.325 km optisk fiberkabel, som giver direkte fiberforbindelse til 4.630 kunder. Bortset fra kunder, som vi tilslutter direkte til vores fibernet, anvender TDC Song DSL via ra kobber til lokaltilslutninger. Det nordiske net daekker primaert de store byer i Sverige, Norge og Finland. Pa nuvaerende tidspunkt er der 635 centraler tilsluttet TDC Songs net, hvoraf 375 er placeret i Sverige, 110 i Norge og 150 i Finland. I 2005 begyndte vi at tilbyde DSL-tjenester til privatkunder i Sverige med en bandbredde pa

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

enten 1Mbps, 8 Mbps eller 28 Mbps. I 2006 vil vi fortsaette med at integrere TDC Totallosningers eksisterende net i Norden i TDC Songs net. TDC Songs net bestar ogsa af systemer til bolgelaengde multipleksering for at oge kapaciteten i fibernetvaerket.

Nedenstaende tabel viser placeringen af vores ULL-centraler og den DSL-daekning, vores net har i forhold til privatkunder og erhvervskunder.

                      LAND                      SVERIGE      FINLAND    NORGE
      ULL-centraler                             375          150        110
      Procentvis befolkningsdaekning            30 pct.      25 pct.    24 pct
      Procentvis daekning af virksomheder med
      mere end 10 ansatte                       80 pct.      75 pct.    55 pct

      TDC Carrier Services. Under navnet TDC Carrier Services driver TDC omfattende transport- og IP-net uden for Norden. Det internationale transportnet omfatter 75.000 km fiberforbindelser, som daekker Ost- og Centraleuropa, og sokabler til USA.

VORES MOBILNET

      GSM-net. TDC Mobil har udrullet GSM 1800- og GSM 900-net i Danmark. Antallet af GSM-basisstationer i Danmark ligger pa ca. 1.840. I Danmark er naesten 100 pct. af befolkningen og landet daekket, og i de seneste tre ar er udnyttelsen af nettet steget med 30 pct. Ifolge brancheundersogelser foretaget af et forende dansk teleanalysefirma, synes 76 pct. af alle erhvervstelekunder og 86 pct. af vores kunder i Danmark, at TDC Mobil har det bedste GSM-net i Danmark, og at kvaliteten af vores net er hojere end eller lige sa god som konkurrenternes.

      Nokia og Ericsson har leveret hardware og software til TDC Mobils GSM net. Kernenettet bestar af 12 mobil- og softwarekoblingscentraler og 6 hjemstedsregistre, der er produceret af Ericsson. Vores GSM-net bestar af ca.
4.400 GSM 900-celler og 2.850 GSM 1800-celler og 40 basisstationsstyreenheder.

      TDC Mobils net omfatter platforme til talemeddelelser, SMS, WAP, MMS, en platform til levering af indhold samt mobilportalen FLY og en IN-platform til en lang raekke serviceydelser, bl.a. forudbetalte tjenester. Vi har kombineret vores tilbud om mobil bredbandsadgang med TDC's tradlose hotspots, som vi har 650 af i lufthavne, pa hoteller, konferencecentre, cafeer og Statoil tankstationer samt rastepladser langs de vigtigste transportveje i Danmark.

      3G-net. TDC Mobil er i ojeblikket ved at udrulle et 3G-net, primaert i de storre byer i Danmark. Udrulningen ventes at opfylde kravene i vores danske UMTS-licens om at opna en daekning pa 80 pct. af befolkningen ved en hastighed pa 12,4 Kbps inden 2008 og en geografisk daekning pa ca. 13 pct. Nethastigheden vil blive opgraderet i overensstemmelse med kundernes eftersporgsel samt imodekomme saerlige kundebehov til daekning f.eks. via et fokuseret
VIP-program. Vi har planer om at opgradere 12 pct. af basisstationerne i vores 3G-net til hojere bithastigheder inden udgangen af 2007 ved hjaelp af HSDPA-teknologien og om at foretage yderligere udrulning af HSDPA i takt med aendringer i kundernes behov fra 2008.

VORES KABELNET

      TDC Kabel TV har et 100 pct. digitaliseret net, der drives fra en central (head-end) i Kobenhavn, der distribuerer signal til alle kunder i nettet. Head-end'en fungerer ogsa som basis for TDC Totallosningers TVoADSL og centrale VoD-servere og har kapacitet til at levere TV til handsaet (DVB-H og 3G). Derudover giver head-end'en mulighed for kabel-tv modem provisionering og kontrolservere til netvaerksstyring for IP-produkter. TV sendes digitalt via TDC Totallosningers danske backbone-net til 47 fordelingspunkter, hvorfra de tre standardpakker konverteres til analog transmission. Ekstra kanaler sendes digitalt, og for at kunne modtage disse kanaler, skal kunden have en set-top boks. Transmissionen distribueres fra fordelingspunkterne til husstandene via et HFC-net, hvor hovedparten ejes af TDC Kabel TV. Den sidste del af kabelnettet pa kundens omrade ejes dog ofte af udlejere, boligforeninger, etc. (organiserede kunder). Samlet set daekker TDC Kabel TV's net naesten 50 pct. af alle danske husstande.

      I lighed med TV-transmission termineres IP-trafik via TDC Totallosningers IP-backbone til de samme 47 fordelingspunkter, delvist via kredslob lejet af TDC Totallosninger. Det net, der ejes af TDC Kabel TV, er naesten fuldstaendig returvejsopgraderet. Omkring totredjedele af de kundeejede net er blevet opgraderet af TDC Kabel TV. Koaksialkablet giver en stor kapacitet, hvoraf kun en mindre del udnyttes pa nuvaerende tidspunkt. Alle modemer er Docsis 1.1 modemer, som er klar til Docsis 2.0. TDC Kabel TV planlaegger dog en fuld udrulning af Docsis 3.0, hvilket gor det muligt at have slutbrugerforbindelser pa op til 100 Mbps i hele nettet.

VORES SCHWEIZISKE NET

      TDC Switzerland har oprettet og driver sine egne mobile og faste net samt ISP-net. TDC Switzerland kan derfor tilbyde integrerede serviceydelser og imodekomme markedets hoje krav om kvalitet og palidelige og lettilgaengelige telekommunikationsydelser. Som folge af ny lovgivning der kraever, at Swisscom giver os adgang til deres ra kobber-net, forventer vi at kunne fa direkte adgang til et endnu storre antal slutbrugere i Schweiz.

Mobilnet

      Trods vanskelige topografiske forhold og strenge miljokrav, isaer inden for ikke-ioniserende straling, som begraenser stralingen fra mobilmaster, er det lykkedes sunrise at opna en konkurrencedygtig daekning og kvalitet via GSM-nettet. Derudover videreudvikler og udvider sunrise sit mobilnet pa baggrund af EDGE- og UMTS-teknologien. TDC Switzerlands malsaetning for daekningen af sit UMTS-net er at opna en indendors service pa 384 Kbps i de storre byer som Zurich, Basel, Bern, Lausanne, Geneve, Luzern, Chur og Lugano, og derefter udvide 128/384 Kbps servicen til ogsa at omfatte andre storre byomrader. TDC Switzerland Mobile havde ved udgangen af 2005 2.200 GSM/GPRS-basisstationer, 800 EDGE-basisstationer og 470 UMTS-basisstationer.

Fastnet

      TDC Switzerlands fastnet bestar af et SDH/DWDM backbonenet (vores eget fibernet pa mere end 7.000 kilometer), 1.608 forbundne sites samt direkte forbindelse med Swisscoms og flere internationale operatorers samtrafikpunkter.

ISP-net

      TDC Switzerlands ISP-net er fuldt redundant med to uafhaengige sites og kan tilbyde en lang raekke internetydelser.

NETDRIFT

      Der foretages dagligt rutinemaessig vedligeholdelse, eftersyn og tests, herunder tests af nettets funktion. Nettets funktion overvages separat for hver af vores teknologier. Desuden overvager TDC konstant alt, hvad der sker i netvaerket ved hjaelp af et faelles alarmsystem, der er placeret i vores Network Operations Center i Kobenhavn. TDC er i ojeblikket ved at indfore et nyt netalarmsystem, der implementerer en bedste praksis-alarmkorrelation. Det er vores forventning, at alarmkorrelationssystemet vil sikre en hurtig respons i tilfaelde af netfejl samt give oplysninger om dets betydning for servicen til vores hovedkunder. Netalarmsystemet kan ogsa aktiveres af vores kunder. Hvis det sker, ivaerksaettes procedurer for fejlhandtering og -eftersyn, der ogsa kan omfatte vedligeholdelse pa stedet.

      TDC har som led i vedligeholdelsesarbejdet indgaet service- og supportaftaler med sine leverandorer af teknisk udstyr. Disse aftaler omfatter som regel eskaleringsprocedurer for systemfejl. Procedurerne kan ivaerksaettes som led i den daglige fejlhandtering eller som led i funktionsovervagningen af nettene. Vores service- og supportaftaler indeholder ogsa bestemmelser om service og reparation af reservedele. Desuden har vi indgaet aftaler med lokale virksomheder om reparation og handtering af reservedele.

      TDC Switzerlands centrale center for netdrift overvager hele TDC Switzerlands net 24 timer i dognet og udforer procedurer for fejlhandtering. TDC Switzerland har en stab af teknikere, der arbejder pa 11 lokaliteter, hvorfra de foretager hastevedligeholdelse, forebyggende vedligeholdelse og implementering af sikkerhed pa stedet.

FAKTURERING, IT OG INDKOB

TDC SERVICES

      Vores datterselskab, TDC Services, er generelt ansvarlig for fakturering, IT og indkob for hovedparten af vores danske selskaber, herunder TDC, TDC Totallosninger, TDC Mobil og TDC Kabel TV. TDC Services varetager ogsa en raekke driftsmaessige opgaver for disse selskaber, bl.a. logistik, anlaegsbogholderi og kreditorbogholderi. Vores internationale selskaber samt visse af vores danske selskaber (f.eks. Telmore og Song Danmark) varetager generelt selv deres egne fakturerings- og IT-opgaver. TDC Services vil dog pa et senere tidspunkt begynde at tilbyde udvalgte serviceydelser til vores nordiske og andre europaeiske selskaber. Selvom TDC Services hovedsageligt leverer til vores interne selskaber, leverer de ogsa i mindre omfang ydelser til tredjepartskunder, hvilket gav en omsaetning pa DKK 100 mio. i 2005. Som beskrevet naermere nedenfor har TDC Services desuden ansvaret for visse indkobsrelaterede opgaver i Europa.

FAKTURERING

      TDC Services. TDC Services har ansvaret for alle faktureringsopgaver, rykkerprocedurer (bortset fra TMI), regningsklager og inddrivelse af tilgodehavender i Danmark. Regningen er den mest hyppige og taetteste kontakt vi har til kunden. Vores mal er at sikre en hoj grad af tilfredshed og loyalitet blandt vores kunder. Dette gores ved proaktivt at udvikle vores faktureringsprocedurer og sikre, at regningen leveres til rette tid, i den rette form og i det rette sprog.

      TDC Services udarbejder og udsender arligt ca. 18 mio. regninger og opkaldsspecifikationer. De fleste kunder modtager kvartalsvise regninger. Elektronisk fakturering er et saerligt fokus omrade for TDC, idet det kan forbedre kundetilfredsheden og reducere administrationsomkostningerne pa en og samme tid. TDC Services sender flere og flere regninger ud elektronisk og har lanceret forskellige elektroniske faktureringslosninger. I fjerde kvartal i 2005 blev 3,6 pct. af alle regninger sendt ud elektronisk. Vores mal er at oge dette tal betydeligt og derved opna besparelser.

      TDC Mobil og TDC Totallosninger ventes at implementere et nyt kunderisikosystem i anden halvdel af 2006, der skal vaere med til at overvage kredit- og svindelrisici. Systemet skal dagligt holde oje med alle kunder hos TDC Totallosninger og TDC Mobil for at se, om der sker aendringer i brug og betalingsadfaerd. Hvis det er tilfaeldet, genereres der automatisk en varsling, hvis de naevnte aendringer overskrider de fastsatte graenser. Varslingen vil blive undersogt, og hvis det er nodvendigt, vil der blive ivaerksat tiltag, der skal gore os mindre udsatte overfor kreditrisici. TDC vil undersoge, hvorvidt kunderisikosystemet skal indfores i vores andre forretningsomrader.

      TDC Switzerland. TDC Switzerland udarbejder og udsender ca. 1 mio. regninger hver maned, fordelt pa 93 pct. til privatkunder og 7 pct. til erhvervs- og engroskunder og forhandlere. Alle serviceydelser kan medtages pa en regning. Betaling foretages almindeligvis i banker eller pa posthuset og i mindre grad via netbanker og internetoverforsler. TDC Switzerland har indfort elektronisk fakturering og betaling for sine privatkunder.

IT-LOSNINGER

      TDC's IT enhed arbejder sammen med vores interne forretningsenheder og sommetider ogsa med kunderne om leveringen af IT-projekter.

      For at reducere sine samlede IT-omkostninger og oge effektiviteten, har TDC outsourcet visse IT-opgaver. I de senere ar er der sket en outsourcing af vedligeholdelsen, udviklingen og driften af adskillige IT-aktiviteter

      Hvad angar IT har vi outsourcet folgende opgaver:

      * drift, vedligeholdelse og udvikling af visse legacy-systemer til CSC i juni 2003, herunder Tandem og IBM OS/390 mainframe platforme,

      * udvikling af TDC Mobils selvbetjeningsprogrammer til Capgemini i januar 2005,

      *      support og desktop-administration til CSC i marts 2005, og

      *      udvikling og vedligeholdelse af ERP omradet til IBM i juni 2005.

INDKOB I EUROPA

      TDC Services har ansvaret for indkob pa tvaers af europaeiske operationer. Indkobsafdelingen under TDC er ansvarlig for at forhandle med leverandorerne med henblik pa at bruge vores kobekraft til at opna gunstige priser og vilkar. Indkobsafdelingen har f.eks. genforhandlet kontrakter pa EDGE og 3G-udstyr for alle vores forretningsomrader og ikke individuelt for hver division ved at udnytte vores kobekraft og dermed opna besparelser pa omkring DKK 100 mio. i 2005 og mere end DKK 800 mio. i aftaleperioden. Afdelingen soger altid at sikre ansaettelse af medarbejdere med stor indkobserfaring og sorge for intern uddannelse inden for omradet. TDC Services fokuserer ogsa pa at forstaerke samarbejdet mellem sine europaeiske selskaber for at styrke indkobsaktiviteterne.

FORSKNING OG UDVIKLING

      Vores forsknings- og udviklingsaktiviteter er i ojeblikket koncentreret om at udvikle naeste generation af serviceydelser og netvaerksplatforme inden for fastnet- og mobilomradet. Dette omfatter udvikling af bredbandsapplikationer og -serviceydelser samt IP-baserede platforme og UMTS-netvaerksplatforme og tradlose LAN-losninger. Desuden deltager vi i internationale programmer, bl.a. inden for standardisering, og samarbejder med uafhaengige forskningsorganer. Selvom vi forventer, at forsknings- og udviklingsarbejdet pa laengere sigt vil vaere med til at oge omsaetningen, tror vi ikke, at vores driftsresultater og pengestrommene afhaenger af dette arbejdes succes.

MATERIELLE ANLAEGSAKTIVER

      TDC Services administrerer hovedparten af TDC's kontorlokaler og etagearealer i Danmark. Dog administrerer enkelte af vores danske operatorer, heriblandt Telmore, deres egne lokaler. Vi mener, at vi har tilstraekkeligt med lejede lokaler og ejendomme til at drive vores forretning pa en effektiv made.

      Vores primaere ejendomme bestar af en lang raekke teleanlaeg, bl.a. centraler af varierende storrelse, transmissionsudstyr, kabelnet, basisstationer til mobilnet samt udstyr til radiokommunikation, hvoraf hovedparten er beliggende i Danmark. Vi har ogsa adskillige computeranlaeg, som primaert er beliggende i Kobenhavn og Arhus.

      Det samlede areal for vores danske ejendomme var ca. 972.000 bruttokvadratmeter pr. 31. december 2005, hvoraf omkring 60 pct. ejes af TDC og ca. 40 pct. er lejede ejendomme. Teleanlaeggene (centraler og basisstationer) udgjorde pr. 31. december 2005 38 pct.af vores samlede materielle anlaegsaktiver, mens andre anlaeg tegnede sig for 4 pct. af de samlede materielle anlaegsaktiver.

      TDC's danske ejendomme opdelt pa anvendelse og ejerforhold (administreret af TDC Services) fremgar af nedenstaende tabel:


                                                                                    ANDEL AF
                                                                                    SAMLET ANTAL
                                                             EJE-/LEJEFORHOLD       BRUTTOKVADR
ANVENDELSESFORMAL            EJET       LEJET      I ALT     (I PCT.)               ATMETER
-------------------------   --------    --------   --------  --------------------- ---------------
Administration........       155.961    263.899    419.860   37 pct.    63 pct.    43 pct.
Centraler.............       337.844     21.487    359.332   94 pct.    6 pct.     37 pct.
Diverse...............        39.173     79.392    118.564   33 pct.    67 pct.    12 pct.
Butikker..............       575         15.865     16.440   3 pct.     97 pct.    2 pct.
Basisstationer........         4.779      6.169     10.948   44 pct.    56 pct.    1 pct.
Radiomastepositioner..        31.774      2.107     33.881   94 pct.    6 pct.     3 pct.
Andet.................        10.241      2.736     12.976   79 pct.    21 pct.    1 pct.
                            --------    --------   --------  --------------------- ---------------
I alt.................       580.346    391.656    972.002   60 pct.    40 pct.    100 pct.
                            --------    --------   --------  --------------------- ---------------

      Nedenstaende tabel viser TDC's ti storste ejendomme i Danmark:

                                   BRUTTOKVADRA
PRIMAERE EJENDOMME                    TMETER        EJET ELLER LEJET    ANVENDELSESFORMAL
-------------------------------    -------------    -----------------   --------------------------
Sletvej 30, Arhus..............       79.008        Ejet                Administration
Teglholmen, Kobenhavn..........       70.589        Lejet               Administration
Norregade 21, Kobenhavn........       48.289        Lejet               Flere funktioner
Borups Alle, Kobenhavn.........       42.061        Ejet                Flere funktioner
Telegade, Taastrup.............       36.486        Ejet                Administration
Telehojen, Odense..............       32.347        Ejet                Flere funktioner
Lautruphoj 2-10, Ballerup......       31.147        Lejet               Administration
Slet Parkvej, Arhus............       17.106        Lejet               Administration
Klingenberg, Odense............       16.082        Lejet               Flere funktioner
Ny Ostergade, Roskilde.........       11.533        Lejet               Administration
                                  -------------
I alt..........................      384.646
                                  -------------
Andel af samlet antal
bruttokvadratmeter                    40 pct.

      I 2005 abnede TDC Switzerlands nye hovedkvarter, sunrise Towers, i Zurich, og hovedparten af TDC Switzerlands personale blev flyttet hertil. Som folge heraf star enkelte af vores andre kontorlokaler nu tomme. Der arbejdes i ojeblikket pa at fremleje eller saelge lokalerne.

      Hovedbygningerne i Schweiz er:

STED                                  FUNKTION                  KVADRATMETER
-----------------------------------   --------------------      ----------------------------------
Zurich Oerlikon
(sunrise Tower).................      Hovedkvarter              37.000
Longemalle, Lausanne............      Kontor, call center       1.753
Freiburgstr., Bern..............      Kontor                    6.018
Salzhausstr., Biel..............      Call center               5.718

Foruden hovedbygningerne ejer TDC Switzerland detailforretninger med et samlet areal pa 5.200 kvadratmeter i Schweiz. ette omfatter udvikling af bredbandsapplikationer og -serviceydelser samt IP-baserede platforme og UMTS-netvaerksplatforme og tradlose LAN-losninger. Desuden deltager vi i internationale programmer, bl.a. inden for standardisering, og samarbejder med uafhaengige forskningsorganer. Selvom vi forventer, at forsknings- og udviklingsarbejdet pa laengere sigt vil vaere med til at oge omsaetningen, tror vi ikke, at vores driftsresultater og pengestrommene afhaenger af dette arbejdes succes.

IMMATERIALRETTIGHEDER

      I august 2004 underskrev TDC en enelicensaftale med easyGroup, som giver os ret til at bruge maerket easy ved salg af mobiltelefoni i op til 11 europaeiske lande. I ojeblikket har vi aktiviteter med easy-maerket i Storbritannien og

Tyskland. Aktiviteterne befinder sig dog stadig pa et meget tidligt udviklingsstadie. Se afsnittet "Forretning - Talkline mv."

      Bortset fra vores forende maerker mener vi ikke, at vi er afhaengige af andre immaterialrettigheder, herunder eventuelle individuelle maerker.

MEDARBEJDERE

OVERSIGT

      Vi prioriterer uddannelse af vores medarbejdere hojt. Vi har bl.a. ivaerksat et omfattende lederuddannelsesprogram, hvor ca. 200 af vores ledende medarbejdere deltager. Det er vores opfattelse, at lederuddannelsesprogrammet har forbedret de grundlaeggende kvalifikationer, som vores ledere besidder. Selv om de kvalifikationskrav, der stilles til medarbejderne i TDC, hele tiden bliver storre, har programmet medfort, at vi i 2005 har vaeret i stand til at rekruttere 75 pct. af alle kandidater til lederstillinger internt i virksomheden samt at fastholde 90 pct. af de eksisterende ledere. Endvidere er vores lonsystem bonusbaseret. Cirka 2.500 ledere og specialister deltager i vores bonusordning. Derudover er vores omkring 550 salgsmedarbejdere aflonnet pa provisionsbasis.

      Vi maler lobende medarbejdertilfredsheden ved at gennemfore en arlig medarbejdertilfredshedsundersogelse. Nar resultaterne af undersogelsen foreligger, gar vi i dialog med medarbejderne med henblik pa at identificere mader, hvorpa medarbejdertilfredsheden i virksomheden kan forbedres.

      Vi er for nylig gaet i gang med at skaere ned pa antallet af medarbejdere i Danmark. Kunderne skifter fra traditionel fastnettelefoni til mobiltelefoni og IP-baserede bredbandslosninger, der er mindre arbejdskraevende end traditionel fastnettelefoni.

      Inden for de sidste tre ar har vi ivaerksat to fratraedelsesordninger, hvor den forste daekker perioden 2003-2004, og den anden daekker 2005. I lobet af disse to perioder har vi opnaet en reduktion af vores arbejdsstyrke, dels som folge af fratraedelsesordningerne og dels som folge af naturlig afgang. 494 medarbejdere indgik i fratraedelsesordningerne i 2004, og 630 medarbejdere indgik i ordningerne i 2005. I 2005 reducerede vi antallet af fuldtidsansatte i Danmark fra 14.437 til 13.876. Denne reduktion i den hjemlige arbejdsstyrke modsvares imidlertid af tilgangen af medarbejdere i vores udenlandske selskaber som folge af de opkob, vi har foretaget i udlandet, og rekrutteringen af nye medarbejdere med eftertragtede kvalifikationer. Ved udgangen af 2005 havde vi, hvad der svarer til 20.225 fuldtidsansatte sammenlignet med 19.497 i 2004. Udgifterne til fratraedelsesordningerne efter skat belob sig til DKK 410 mio. (EUR 55 mio.) i 2004 og DKK 320 mio. (EUR 43 mio.) i 2005. Vi planlaegger at reducere den hjemlige arbejdsstyrke med ca. 720 fuldtidsansatte i 2006, hvoraf 150 medarbejdere forventes at fratraede ved naturlig afgang eller som folge af intern omplacering. Det forventes, at fratraedelsesordningerne, som vil omfatte op til 570 medarbejdere, baseres pa frivillig fratraedelse i overensstemmelse med de aftaler, der foreligger med visse fagforbund vedrorende frivillig opsigelse som beskrevet nedenfor i afsnittet "Erhverv - Fagforbund". De samlede omkostninger i forbindelse med reduktion af antallet af medarbejdere i 2006 skonnes at udgore DKK 342 mio. (EUR 46 mio.) efter skat.

      Nedenstaende tabel viser antal fuldtidsansatte fordelt efter forretningsomrade (inkl. alle tilknyttede virksomheder):

                                                               PR. 31. DECEMBER

FORRETNINGSOMRADE                                  2003            2004           2005
----------------------------------------------   --------      ------------      --------
TDC TOTALLOSNINGER.........................        11.765           11.432         12.231
    Danske forretninger....................        11.029           10.072         9.727
    Udenlandske selskaber..................       736                1.360         2.504
TDC MOBILE INTERNATIONAL...................         2.636            2.464         2.434
    Danske forretninger....................         1.228            1.113         1.088
    Udenlandske selskaber..................         1.408            1.352         1.346
TDC SWITZERLAND............................         2.380            2.307         2.454
TDC KABEL TV...............................       733              862             1.030
ANDET......................................         2.521            2.432         2.076
    Danske forretninger....................         2.483            2.390         2.031
    Udenlandske selskaber..................        38               42            45
I ALT                                              20.034           19.497         20.225
Danske forretninger........................        15.472           14.437         13.876
Udenlandske selskaber.....................          4.562            5.060          6.349

FAGFORBUND

      Vi skonner, at mere end 70 pct. af vores medarbejdere er medlem af et fagforbund. Det er vores opfattelse, at vi har et godt forhold til de fagforbund, som vi samarbejder med.

      Vi har kollektive overenskomster med Dansk Metal ("DM"), Lederforeningen i TDC, LTD ("AME"), AC-organisationerne ("DC"), 3F og
Radiotelegrafistforeningen. I henhold til aftalen med AME er der nedlagt forbud mod strejke og andre faglige aktioner.

      Vi har indgaet sakaldte borgfredsaftaler, dvs. kollektive overenskomster, med DM, AME og DC (under et kaldet "borgfredsaftaleforbundene"). I henhold til disse borgfredsaftaler forpligter vi os til at folge visse retningslinjer i forbindelse med reduktionen af vores arbejdsstyrke, herunder at uddanne fratraedende medarbejdere, saledes at de i visse tilfaelde har mulighed for at blive genansat i TDC. Borgfredsaftalerne sikrer, at der skabes dialog mellem parterne inden for 24 timer i tilfaelde af en forestaende konflikt, sa en sadan kan forhindres. Borgfredsaftalerne udlober ved udgangen af 2007, men kan dog opsiges af TDC eller af fagforbundene med tre maneders varsel, safremt forudsaetningerne for aftalerne ikke laengere er til stede eller aendrer sig.

      Vi har endvidere indgaet kollektive overenskomster med borgfredsaftaleforbundene med hensyn til vilkarene og betingelserne for medarbejderes frivillige fratraedelse med henblik pa at opmuntre hertil. Disse aftaler kan opsiges af begge parter med to maneders varsel.

PENSIONSORDNINGER

      TDC's arbejdsstyrke bestar af (i) tidligere statstjenestemaend, der er omfattet af ydelsesbaserede pensionsordninger, (ii) medarbejdere med pensionsrettigheder i TDC-relaterede firmapensionskasser (ydelsesbaserede pensionsordninger) og (iii) medarbejdere, der er omfattet af almindelige pensionsordninger (bidragsbaserede pensionsordninger).

      Pensionsvilkarene for de af vores medarbejdere, der er tidligere statstjenestemaend, svarer nogenlunde til de vilkar, der gaelder for statstjenestemaend, som horer under statstjenestemandslovgivningen. Da de blev ansat i TDC, bevarede de retten til tjenestemandspension i overensstemmelse med loven om tjenestemandspension. De af vores medarbejdere, som er tidligere statstjenestemaend, bevarede ogsa retten til radighedslon, der er en saerlig fratraedelsesgodtgorelse svarende til tre ars lon, i tilfaelde af stillingsnedlaeggelse. Pensionen betales af staten i henhold til en aftale, der blev indgaet med staten i 1994.

      Pensionsvilkarene for medlemmer af TDC-relaterede firmapensionskasser svarer ligeledes til de vilkar, der gaelder under statstjenestemandsordningen. Et antal af disse medarbejdere, har ret til radighedslon, der svarer til tre ars lon, eller ventepenge, der svarer til tre maneders fuld lon og 2/3 fuld lon i fire ar og ni maneder, ved stillingsnedlaeggelse.

      Antallet af medarbejdere under de enkelte pensionsordninger pr. 15. marts er angivet nedenfor:1

                                                      MEDLEMMER AF TDC'S         TIDLIGERE
AFTALETYPE/KOLLEKTIVE            ALMINDELIGE        PENSIONSFONDE(TJENESTE    STATSTJENESTE-
 OVERENSKOMSTER               PENSIONSORDNINGER            MAEND)                  MAEND        I ALT
----------------------------  ------------------    -----------------------    --------------    ------
AC.........................                   1                                            2      1.91
Dansk Metal................                   4                         2.               602      8.28
LTD........................                   1                                          117      1.81
Andet eller ingen
kollektiv overenskomst.....                                                                4        39
                              ------------------    -----------------------    --------------    ------
I alt......................                   8                         3.               725     12.40
                              ------------------    -----------------------    --------------    ------

-------------------

(1)   Tallene daekker kun folgende enheder (ekskl. tilknyttede virksomheder):
      TDC A/S, TDC Totallosninger A/S, TDC Mobile International A/S, TDC Mobil A/S, TDC Kabel TV A/S og TDC Services A/S. Tallene angiver det samlede antal medarbejdere og ikke antallet af fuldtidsstillinger. Elever, nyuddannede, medarbejdere udstationeret i udlandet og medarbejdere, der er omfattet af en fratraedelsesordning, er ikke medtaget i tabellen.

ANSAETTELSESKONTRAKTER

      I tilfaelde af et skift i TDC's ejerforhold og i en periode pa 24 maneder derefter har visse af vore topchefer i henhold til deres direktorkontrakt ret til en forlaenget opsigelsesperiode pa mellem 24 og 36 maneder. I samme periode efter et skift i ejerforholdet kan et hvilket som helst forslag om en forringelse af en leders stilling eller ansvar betragtes som en opsigelse eller afskedigelse.

FORSIKRINGER

      Nedenstaende tabel er en oversigt over TDC's forsikringsdaekning:

TDC A/S - FORSIKRINGSDAEKNING 2005-2006 (1)

                                                                               CAPTIVE
                                                                              INVOLVERET
FORSIKRINGSTYPE                            SUM (DKK)    FORSIKRINGSSELSKAB     (JA/NEJ)      BEMAERKNINGER
------------------------------------   --------------   ------------------    ------------   -------------
DANMARK OG UDENLANDSKE
  DATTERSELSKABER MED EN
  EJERANDEL PA 50 PCT.
  ELLER DEROVER
Tingsskade/driftstab                   1.500.000.000    AIG Europe                 Ja
Erhvervs- og produktansvar               300.000.000    AIG Europe                 Ja
Professionel ansvar                      300.000.000    AIG Europe                 Ja
                                                        Hiscox-
Terrorisme                             1.500.000.000    London Market              Nej
Direktions- og bestyrelsesansvar           Fortrolig    AIG Europe                 Nej
Kriminalitet                               Fortrolig    AIG Europe                 Nej

TDC A/S - FORSIKRINGSDAEKNING 2005-2006 (FORTSAT)


                                                                      CAPTIVE
                                                                      INVOLVERET
FORSIKRINGSTYPE                 SUM (DKK)       FORSIKRINGSSELSKAB    (JA/NEJ)          BEMAERKNINGER
--------------------------  ---------------   ---------------------  ------------ --------------------------------
GAELDER KUN I DANMARK
Arbejdsskadeforsikring....     I henhold til   AIG Europe               Ja          Praemien afhaenger af antallet
                               lovgivninger                                         af fuldtidsansatte.
Gruppeulykkesforsikring...           500.000   Topdanmark               Ja          Sum v/ dod og 100 pct.
                                                                                    Invaliditet.Praemien afhaenger
                                                                                    af antallet af fuldtidsansatte.
Bilforsikring.............    Se bemaerkning   AIG Europe               Nej         Ansvar i henhold til lov.
                                                                                    Kasko til handelsvaerdi.
Rejseforsikring...........                    Europaeiske               Nej         Afhaenger af antal rejsedage
Udstationeringsforsikring.                    Europaeiske               Nej         Afhaenger af antallet
                                                                                    af udstationerede

-------------------
(1) Andre forsikringer i udenlandske datterselskaber er tegnet lokalt og styres ikke af TDC's risk management afdeling.

Vi mener, at vores eksisterende forsikringer giver tilstraekkelig daekning af vores virksomhed, herunder sikring mod maengden og typen af de risici, som vi star over for.

RETSSAGER

      TDC-koncernen er part i visse verserende retssager og sager, der verserer hos offentlige myndigheder og klagenaevn.

      TDC's ejerandel i Polkomtel er i ojeblikket ved at blive solgt, og der verserer visse retssager i forbindelse med dette salg som beskrevet i afsnittet "- TDC Mobile International - Associerede selskaber - Polkomtel (Polen)".

      Pa den ekstraordinaere generalforsamling den 28. februar 2006, foreslog Koberen, at TDC tilbagetraekker sine aktier og ADS'er (American Depository Shares) fra notering pa henholdsvis Kobenhavns Fondsbors og NYSE og efterfolgende bringer registreringen af alle vaerdipapirer under U.S. Exchange Act til ophor. Koberen foreslog endvidere at indfore en ny bestemmelse i TDC's vedtaegter, der giver mulighed for tvangsindlosning af mindretalsaktionaerers aktier. Disse forslag blev vedtaget pa den ekstraordinaere generalforsamling med over 90 pct. af den pa generalforsamlingen repraesenterede aktiekapital i TDC (selv om det reelt set var mindre end 90 pct. af aktiekapitalen i TDC). Erhvervs- og Selskabsstyrelsen har efterfolgende afvist at registrere vedtaegtsaendringen. Endvidere har ATP, som er en dansk pensionsfond, der ejer 5,5 pct. af aktierne i TDC, indgivet staevning mod bade TDC og Koberen ved

Kobenhavns Byret, som har henvist sagen til Ostre Landsret, idet fonden onsker at fa anerkendt ugyldigheden af savel tvangsindlosningsbestemmelserne i vedtaegterne som den bemyndigelse til at afnotere aktierne pa Kobenhavns Fondsbors og NYSE, der blev givet pa den ekstraordinaere generalforsamling. Den
5. april 2006 meddelte TDC og Koberen, at de ville have Erhvervs- og Selskabsstyrelsens afgorelse provet ved domstolene. TDC gik videre med planerne om at afnotere sine ADS'er fra NYSE, og afnoteringen fandt sted den 19. april. Safremt ATP far medhold, vil TDC ikke vaere i stand til at foretage tvangsindlosningen. Derudover kan ATP rejse erstatningskrav mod TDC eller kraeve en anden form for kompensation. I den ovenfor beskrevne retssag anlagt af ATP mod Kober og TDC, har ATP forbeholdt sig retten til at anfaegte lovligheden af de bemyndigelser, som foreslas vedtaget pa TDC's ordinaere generalforsamling, herunder saerligt bemyndigelserne (i) til at udstede tegningsoptioner til ledelsen og andre, og (ii) til at tilbagekobe aktier. Derudover kraever ATP, at beregningsdatoen for sa vidt angar tvangsindlosningsbelobet for ATP's aktier forst kan fastlaegges, nar tvangsindlosningen er gennemfort. Endelig kraever ATP, at Kober skal forrente tvangsindlosningsbelobet. TDC og Kober har endnu ikke svaret pa de af ATP rejste krav. Se "Forretning - Retssager".

SEKTOR REGULERING

EU

      I marts 2002 vedtog EU et antal direktiver, der skulle fremme konkurrencen pa telemarkedet, og direktiverne implementeredes senere i dansk lovgivning i 2003. I overensstemmelse med denne lovgivning, foretager ITST markedsanalyser pa 18 saerskilt specificerede delmarkeder med hensyn til fastnettelefoni, mobiltelefoni, lejede linjer, ubundet adgang, bredband og tv-og radiotransmission. Pa hvert delmarked kan ITST udpege en dominerende teleoperator med en staerk markedsposition pa det pagaeldende delmarked. Safremt der identificeres konkurrencemangler pa et delmarked, hvor en operator er blevet udpeget som havende en staerk markedsposition, kan ITST over for den pagaeldende operator palaegge forpligtelser for at fremme konkurrencen. Pa grossistmarkedet kan sadanne forpligtelser omfatte, at man skal imodekomme enhver rimelig anmodning om samtrafik, ligebehandling, standardtilbud, gennemsigtighed, regnskabsmaessig opdeling, anvende saerlige regnskabsmaessige principper samt metoder til priskontrol. ITST har indtil videre udsendt afgorelser pa 14 ud af 18 delmarkeder. Endelige afgorelser for alle delmarkeder, undtaget for delmarkedet for tv- og radiotransmission, forventes i lobet af forste halvdel af 2006. Indtil markedsanalyser for de relevante delmarkeder er faerdiggjort og ITST har besluttet, om der skal anvendes nye forpligtelser eller om tidligere forpligtelser skal ophaeves, fastholdes den gaeldende regulering for hvert relevant delmarked.

EU's forordning vedrorende roamingafgifter

      EU-Kommissionen er i faerd med at overveje nye reguleringer, der har til formal at reducere internationale roamingafgifter. Det er ikke klart, hvad resultatet af sadan reguleringer ville blive, safremt de indfores.

DANMARK

SMP-status

      Vi er af ITST udpeget som havende en staerk markedsdposition pa naesten alle danske delmarkeder, undtaget marked 15 (engrosmarkedet for mobilaccess) og marked 5 og 6 (detailmarkederne for national og international trafik til erhvervskunder). Som folge af vores SMP-udpegning er vi underlagt yderligere regulatoriske byrder, som sammenfattes nedenfor. Derudover har ITST overvejet, om der skal skabes et yderligere delmarked for kabel-tv-net. Hvis ITST definerer et delmarked for kabel-tv, er det sandsynligt, at vi udpeges til at have en SMP pa markedet for kabel-tv net, og kan blive forpligtet til at give tredjemand adgang til vores kabelnetvaerk. Der er ingen garanti for, at ITST ikke palaegger os yderligere regulatoriske byrder som folge af vores nuvaerende SMP-status eller udpeger os til at have SMP pa yderligere markeder.

Detailmarkeder

      Som folge af vores SMP-status skal storstedelen af vores detailtilbud vedrorende faste kredslob overholde en regel om omkostningsorientering. Som folge heraf skal vi arligt justere priserne pa faste kredslob for at sikre, at de modsvarer de tilsvarende omkostninger samt en mark-up, der er fastsat af reguleringsmyndighederne.

Engrosmarkeder

      Pa de engrosmarkeder hvor vi har en staerk markedsposition, bliver de fleste af vores priser reguleret som folge af vores SMP-udpegning. Indtil 2002 blev samtrafikpriser hovedsageligt reguleret pa grundlag af historiske omkostningsanalyser og bedste praksis mod tilsvarende internationale priser. Siden 1. januar 2003 har ITST fastsat de priser, vi tager for koblet samtrafik, samtrafikkapacitet, delt adgang og ULL (ogsa kendt som ra kobber) savel som samhusning. ITST beregner disse priser en gang arligt i overensstemmelse med LRAIC-modellen og vurderer og opdaterer LRAIC-modellen hvert tredje ar. Der blev kun gennemfort sma prisreguleringer i 2004 og 2005. I begyndelsen af 2006 blev LRAIC-modellen aendret, og priserne for ra kobber, koblet samtrafik og samtrafikkapacitet reduceredes betydeligt. Reduktionen kan have en negativ effekt pa vores omsaetning og indtjening. Prisen pa TDC's ovrige samtrafikprodukter er baseret pa historiske omkostninger i henhold til en formel, der er fastsat af ITST. Det er usikkert, hvorledes denne prissaetningsmetode pavirker vores fremtidige priser. Derudover revideredes telekommunikationsloven pr. 1. januar 2006 med deraf folgende aendringer i beregningsprincipperne for afskrivning, amortisering og betaling af rente. Sadanne aendringer vil sandsynligvis medfore prisfald pa bitstromsadgang og faste kredslob. Den aendrede lov giver desuden ITST ogede befojelser til at forlange saerlige betingelser og vilkar for vores samtrafikaftaler.

Beslutningen fra ITST pa delmarkedet for bredbandsadgang kraever, at vi ophorer med vores geografiske differentiering af priser pa bitstromsadgang, medmindre vi ogsa differentierer vores detailpriser pa bredband. Ophor af geografisk prisdifferentiering pa bitstromsadgang vil styrke vores konkurrenter pa fjerntliggende omrader, hvor produktion af bitstromsadgang er meget dyr for os. Alternativt kan vi vaelge at lade den nuvaerende differentiering pa engrospriserne pavirke vores slutbrugerpriser. Beslutningen kraever ogsa, at vi tilbyder bredbandslosninger (bitstromsadgang) pa engrosmarkedet uden tvungent fastnetabonnement, hvilket forbedrer vores konkurrenters muligheder for at tilbyde bredbandslosninger kombineret med IP-telefoni. Vi har anket afgorelsen vedrorende dette marked og enkelte af de ovrige afgorelser til Teleklagenaevnet.

Myndighederne har meddelt, at de overvejer at gribe ind i prissaetningen af traditionelle fastnetabonnementer for kunder, der ogsa har bredbandsabonnement for at gore noget ved det sakaldte dobbeltdaekningsproblem. Udformningen af et sadant indgreb er uvis.

Pa markedet for terminering af mobilopkald har ITST besluttet, at TDC, TeliaSonera, Sonofon, Tele2 og Hi3G har SMP-status. Prisreguleringen er dog kun blevet indfort for TDC, Sonofon og TeliaSonera, hvis gennemsnitspriser (inklusive opkaldsafgift ) skal reduceres med ca. 35% i lobet af de kommende to ar.

ITST traf den 31. oktober 2005 afgorelse om, at TDC havde misbrugt sin dominerende position i Danmark ved at stille krav over en gros kunder om forudbetaling for visse en gros produkter og ved at kraeve sikkerhedsstillelse for efterbetalte produkter og services. Vi mener ikke, at vi har misbrugt vores dominerende position og har indbragt afgorelsen for Konkurrenceankenaevnet, hvor sagen p.t. er under behandling. Baseret pa ITST's afgorelse har Tele2 fremsat et erstatningskrav. Domstolene har udsat denne sag indtil sommeren 2006, hvor det forventes, at Konkurrenceankenaevnet har truffet afgorelse i sagen. Baseret pa en juridisk vurdering af det mulige udfald af Tele2's krav, sa vel som andre retssager og sager, der p.t. er under behandling er det ledelsens vurdering, at det ikke vil have nogen vaesentlig negativ indvirkning pa TDC-koncernens finansielle position..

Der er ogsa truffet beslutninger vedrorende fire detail-delmarkeder for telefonitrafik, detailmarkedet for lejede linjer, engrosmarkedet for faste forbindelser, ubundet adgang og delt anvendelse, herunder samhusning, savel som for fast terminering. Ingen af beslutningerne omfatter vaesentlige aendringer i forhold til eksisterende regulering undtagen reguleringer vedrorende udvidet adgang til samhusning og udvidede forpligtelser til at garantere linjekvalitet mod forstyrrelser.

Antiterrorforanstaltninger

Som en del af anti-terroraktionsplanen, som blev fremlagt af den danske regering i november 2005, har regeringen foreslaet en lovaendring, som vil kraeve, at teleoperatorerne benytter eller installere aflytningsudstyr og etablere databaser til obligatorisk opbevaring af trafik, der gar igennem deres netvaerk, for at kunne assistere ordensmagten med at spore terroraktiviteter. Hvis sadanne foranstaltninger vedtages, er vi muligvis nodt til at foretage yderligere investeringer i teknisk udstyr og vi vil muligvis padrage os driftsomkostninger.

EU's direktiv vedrorende forsyningspligt (USO-direktivet)

      I henhold til EU's forsyningspligtdirektiv og de danske regler om forsyningspligt, som har til formal at sikre, at alle slutbrugere har adgang til visse basale telekommunikationsydelser uanset deres geografiske placering og til en overkommelig pris, har ITST udpeget os til at vaere det forsyningspligtige selskab ("USP") i Danmark. For fastsatte ITST de priser, vi kunne opkraeve hos de danske kunder, der anvender PSTN-services ("USO-kunder") for PSTN-services, men disse prisbegraensninger ophaevedes i slutningen af 2005.

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SCHWEIZ

Regulering

Foranlediget af en forelobig beslutning fra de schweiziske konkurrencemyndigheder vedrorende misbrug af markedsstyrke fra Swisscom, som er den schweiziske oprindelige operator, reducerede Swisscom i 2005 sine priser for mobilopkaldsterminering, og satte kraftigt pres pa andre schweiziske mobiloperatorer, herunder TDC Switzerland, for at disse ogsa skulle reducere deres priser. De schweiziske konkurrencemyndigheder fortsaetter sin gennemgang af konkurrenceniveauet pa markedet for mobilopkaldsterminering og undersoger i ojeblikket, om schweiziske mobiloperatorer, herunder TDC Switzerland, har en dominerende position, og i givet fald om der sker misbrug af en sadan position. Derfor star TDC Switzerland over for den mulighed, at de schweiziske konkurrencemyndigheder kraever, at Swisscom og/eller TDC Switzerland foretager yderligere prisreduktioner for terminering af mobilopkald. Sadanne prisreduktioner kan, hvis de palaegges TDC Switzerland, have en vaesentlig negativ indflydelse pa vores schweiziske virksomheds indtjening og overskudsgrad. Derudover er der ingen sikkerhed for, at de schweiziske konkurrencemyndigheder ikke palaegger TDC Switzerland en vaesentlig bode, hvis de schweiziske konkurrencemyndigheder beslutter, at TDC Switzerland har en dominerende position pa markedet for mobilopkaldsterminering, og har misbrugt sin position

      Den 10. april 2006 meddelte Swisscom, at man havde modtaget udkast til afgorelse fra de schweiziske konkurrencemyndigheder. Udkastet anbefalede en betaling pa CHE 489 mio. ([EURO] 310 mio.) i bode for misbrug af mobiltermineringstakster. Swisscom meddelte, at de schweiziske konkurrencemyndigheder mente, at alle schweiziske mobiloeratorer havde monopol pa indkommende opkald inden for deres netvaerk, men kun Swisscom Mobile misbrugte sin domine-rende markedsposition i perioden 1. april 2004 til 31. maj 2005 ved at opkraeve urimeligt hoje takster for terminering. Swisscom meddelte, at undersogelsen for perioden efter nedsaettelse af taksterne fortsaetter og ogsa daekker andre schweiziske mobiloperatorer, herunder TDC Schwitzerland. Swisscom udtalte, at man vil gore indsigelser mod udkastet til afgorelse.

Vores schweiziske forretning drager fordel af regulering, som kraever at Swisscom giver adgang til samtrafik pa omkostningsbaserede vilkar og betingelser til andre telekommunikationsudbydere, herunder os. Swisscom har indbragt de af det sweiziske Communication Commisssion ("ComCom") fastsatte samtrafikafgifter for domstolene. I anden halvdel af 2006 er det forventet, at den schweiziske hojesteret vil afsige dom i sagen. Hvis Swisscoms appel far medhold, og hojesteret saledes stadfaester de af Swisscom fastsatte hojere samtrafikafgifter, vil TDC Schwitzerland skulle betale en hojere pris for benyttelsen af Swisscoms fastnetnetvaerk.

Vores forretningsplan og indtjeningsbudget, isaer i relation til forventet salg af bredband og triple play, forudsaetter, at den schweiziske lovgivende magt vedtager en lovgivning, der kraever at schweiziske teleoperatorer abner deres ra kobbernet for andre operatorer. En sadan regulering vil give TDC Switzerland mulighed for at leje netvaerkskapacitet pa Swisscoms ra kobber og fa adgang til Swisscoms kunder. En revideret telekommunikationslov, der foreskriver en sadan abning af ra kobbernetvaerk, blev vedtaget af det schweiziske parlament den 24. marts 2006. En 100 dages afstemningsperiode udlober den 13. juli 2006.. Hvis der ikke foretages nogen afstemning og anordningerne, der implementerer den nye lov er afsluttet, traeder den nye lov i kraft. Selv om det ikke er sandsynligt, er det muligt, at organisationer der er imod loven vil kunne fremtvinge en offentlig afstemning, hvilket yderligere vil forsinke vedtagelsen af loven med minimum et ar, og det kan potentielt medfore, at lovgivningen forhindres. Nar loven er vedtaget, kan andre interessenter forsoge at forhindre, bremse eller forsinke adgang til de ra kobbernetvaerk gennem andre foranstaltninger. Hvis betingelser og vilkar for ra kobbernet ikke fastsaettes og handhaeves pa fordelagtig vis, kan vi blive nodt til at tilpasse vores forretningsplan og indtjeningsbudget.

LICENSER -- DANMARK OG SCHWEIZ

Vi har af IT- og Telestyrelsen faet udstedt licens til at udbyde mobiltelekommunikationstjenester i Danmark og af de schweiziske myndigheder til at udbyde mobiltelekommunikationstjenester i Schweiz. Eksempelvis har vi UMTS-licens til at udbyde 3G-tjenester i Danmark og Schweiz, tre GSM-licenser i Danmark (dvs. licens til DCS1800, DC56 og GSM) og en GSM-licens i Schweiz. Vores danske og schweiziske UMTS-licens er udlober henholdsvis den 31. oktober 2021 og den 31. december 2016. Vores danske GSM-licenser udlober henholdsvis den 12. juni 2007, den 1. januar 2011 og den 1. marts 2012, og vores schweiziske GSM-licens udlober den 31. maj 2008. Der er ingen sikkerhed for, at IT- og Telestyrelsen eller de schweiziske myndigheder ikke traekker vores nuvaerende licenser tilbage, hvis vi ikke kan opfylde licensbetingelserne, f.eks. hvis vi ikke kan opna myndighedernes godkendelse ved aendring i ejerforhold (change of control). Efter de respektive udlobsdatoer skal vi genansoge om en ny dansk UMTS-licens og en ny schweizisk GSM- og UMTS-licens. Der er ingen sikkerhed for, at en eventuel ansogning om fornyelse af licenserne vil blive godkendt. De tre danske GSM-licenser forlaenges automatisk for perioder pa 10 ar, medmindre ITST efter eget skon udsender afgorelse om ikke at forlaenge sadanne licenser, hvilken afgorelse skal traeffes et ar inden den planlagte udlobsdato.

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                                    LEDELSE

UDSTEDERS BESTYRELSE

      Nedenfor er anfort visse oplysninger vedrorende de personer, som for tiden er bestyrelsesmedlemmer i Nordic Telephone Company Holding ApS. Derudover kan vi udpege yderligere bestyrelsesmedlemmer. De naevnte personer er tillige bestyrelsesmedlemmer i Koberen.

NAVN                          ALDER           TITEL
---------------------------   ---------    ----------------------------------
Kurt Bjorklund.............    37           Bestyrelsesmedlem
Lawrence H. Guffey.........    38           Bestyrelsesmedlem
Oliver Haarmann............    38           Bestyrelsesmedlem
Gustavo Schwed.............    44           Bestyrelsesmedlem
Richard Wilson.............    40           Bestyrelsesmedlem

TDC'S BESTYRELSE

      Nedenfor er anfort visse oplysninger vedrorende de personer, der er valgt som medlemmer af bestyrelsen i TDC pa den ekstraordinaere generalforsamling. Derudover kan vi udpege yderligere bestyrelsesmedlemmer.

NAVN                       ALDER           TITEL
------------------------   ---------    ---------------------------------------
Kurt Bjorklund..........    37           Bestyrelsesmedlem
Lawrence H. Guffey......    38           Bestyrelsesmedlem
Oliver Haarmann.........    38           Bestyrelsesmedlem
Gustavo Schwed..........    44           Bestyrelsesmedlem
Richard Wilson..........    40           Bestyrelsesmedlem
Jan Bardino.............    53           Bestyrelsesmedlem -- Medarbejdervalgt
Leif Hartmann...........    62           Bestyrelsesmedlem -- Medarbejdervalgt
Steen Jacobsen..........    56           Bestyrelsesmedlem -- Medarbejdervalgt
Bo Magnussen............    58           Bestyrelsesmedlem -- Medarbejdervalgt

      Den 26. april 2006 afholder TDC sin ordinaere generalforsamling. Bestyrelsen i TDC har foreslaet TDC's aktionaerer genvalg af Wilson, Bjorklund, Haarmann, Guffey og Schwed samt valg af Vagn Ove Sorensen som nyt medlem af bestyrelsen i TDC. Derudover foreslas det at vaelge Ola Nordquist som suppleant for Kurt Bjorklund, Jan Nielsen foreslas valgt som suppleant for Lawrence H. Guffey, Nicholas Gheysens foreslas valgt som suppleant for Oliver Haarmann, Torsten Winkler foreslas valgt som suppleant for Gustavo Schwed, og Andrew Sillitoe foreslas valgt som suppleant for Richard Wilson.

VORES LEDELSE

Folgende oversigt viser oplysninger om medlemmerne af TDC's direktion:

NAVN                       ALDER           TITEL
------------------------   ------         -------------------------------------
Henning Dyremose........       60           Administrerende direktor og
                                            koncernchef. Medlem af direktionen
Hans Munk Nielsen.......       59           Koncerndirektor og finansdirektor.
                                            Medlem af direktionen

      Nedenfor er anfort visse biografiske oplysninger vedrorende ovennaevnte personer:

      HENNING DYREMOSE har vaeret administrerende direktor for TDC siden 1998. Henning Dyremose er endvidere formand for Dansk Industri og Danmarks Eksportrad, naestformand for bestyrelsen i Brodrene A. O. Johansen A/S og A.O. Invest A/S samt medlem af bestyrelsen i Carlsberg A/S.

      HANS MUNK NIELSEN har vaeret finansdirektor i TDC siden 1991. Hans Munk Nielsen er endvidere formand for bestyrelsen i CMO-Denmark Fonden og medlem af bestyrelsen i Nordea Invest A/S og OMX A.B. (publ.)

      KURT BJORKLUND er Partner i Permira. For han kom til Permira i 1996, arbejdede Kurt Bjorklund for Boston Consulting Group i Stockholm og forinden for en IT forhandler i Finland. Kurt Bjorklund har beskaeftiget sig med transaktioner, som omfatter AU System og Inmarsat.

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

      LAWRENCE H. GUFFEY er Senior Managing Director i Blackstone og arbejder i firmaets Private Equity gruppe og er ansvarlig for dets aktiviteter inden for medie- og kommunikationsbranchen. For han blev ansat i Blackstone i 1991, arbejdede Lawrence H. Guffey i Acquisitions Group i Trammell Crow Ventures, den storste investeringssektion i Trammell Crow Company. Lawrence H. Guffey har beskaeftiget sig med transaktioner, som omfatter Axtel, Bresnan Communications, Centennial Communications, CineUK/UGC, Crowley Wireless (Salmon PCS), CommNet Cellular, CTI Holdings, iPCS, lusacell, LiveWire Media og folgeinvesteringer, New Skies, PaeTec, TWFanch-one, TWFanch-two, Universo Online, US Radio og firmaets nodlidende gaeldsinvesteringer i Adelphia, Kabel BW (Germany), Charter, NRW og Primacom. Han er medlem af bestyrelsen i Axtel, Kabel BW, Cine UK, Centennial Communications, iPCS/Alr Gate, Fibernet, Corp Group, Live Wire Systems og PaeTec.

      OLIVER HAARMANN er bestyrelsesmedlem i KKR. For han kom til KKR i 1999, var Oliver Haarmann Principal for private equity fonde tilknyttet Dillon Read & Co., og forinden arbejdede han inden for koncernfinansiering hos Lazard Freres and Bankers Trust Co. Hos KKR har Oliver Haarmann beskaeftiget sig med investeringerne i Wincor Nixdorf, Tenovis, Broadnet, Demag Holding og A.T.U. Auto-Teile-Unger. Han er medlem af bestyrelsen i A.T.U. Auto-Teile-Unger Holding GmbH.

      GUSTAVO SCHWED er Managing Director i Providence. For han blev ansat i Providence i 2004, var Gustavo Schwed Managing Director i Morgan Stanley, hvor han var en af de managing directors, der ledede Morgan Stanley's europaeiske private equity-aktiviteter, ligesom han var formand for firmaets Global Emerging Markets Fund. For Morgan Stanley var Gustavo Schwed ansat som Principal hos Bassini, Playfair and Associates, et emerging markets private equity firma, og beklaedte flere stillinger i private equity og venture capital afdelinger i Donaldson, Lufkin & Jenrette.

      RICHARD WILSON er partner i Apax og er ansvarlig for Apax' teknologi og telekomteam i Europa. For han blev ansat i Apax i 1995, arbejdede Richard Wilson som konsulent hos Scientific Generics, et konsulentfirma inden for virksomheds- og teknologiledelse, ligesom han ogsa har arbejdet for Marconi Space Systems inden for computersimulering. Richard Wilson har beskaeftiget sig med transaktioner vedrorende Inmarsat plc, Autonomy, Jazztel og Demon Internet. Han er medlem af bestyrelsen i Digital Bridges Ltd. og Corvil Ltd.

      JAN BARDINO er systemudvikler i TDC. Han blev forste gang valgt til bestyrelsen af TDC's medarbejdere i 2004.

      LEIF HARTMANN er systemtekniker i TDC. Han blev forste gang valgt til bestyrelsen af TDC's medarbejdere i 1996.

      STEEN JACOBSEN er teknisk ekspert i TDC. Han blev forste gang valgt til bestyrelsen af TDC's medarbejdere i 1996.

      BO MAGNUSSEN er fuldmaegtig i TDC. Han er ligeledes formand for Lederforeningen i TDC. Han blev forste gang valgt til bestyrelsen af TDC's medarbejdere i 1996.

      VAGN SORENSEN har vaeret koncernchef og administrerende direktor for Austrian Airlines siden 2001. Vagn Sorensen er endvidere bestyrelsesmedlem i en raekke andre selskaber og formand for bestyrelsen i Codan og Brandtex. Vagn Sorensen foreslas valgt til bestyrelsen i TDC den 26. april 2006.

BESTYRELSESUDVALG

      Indtil erhvervelsen havde TDC et Revisionsudvalg. Efter erhvervelsen fungerer bestyrelsen nu selv som revisionsudvalg. I 2005 afholdt
Revisionsudvalget 5 moder. Revisionsudvalgets primaere opgave var at hjaelpe bestyrelsen med at opfylde dennes tilsynspligt vedrorende:

      * integriteten af TDC's arsrapport og okonomiske rapporteringsproces samt TDC's interne regnskabs- og okonomiske kontrolsystemer

      * aftalen med det uafhaengige registrerede revisionsfirma og vurderingen af det uafhaengige registrerede offentlige revisionsfirmas kvalifikationer og uafhaengighed

      * TDC Gruppens overholdelse af lovgivnings- og myndighedskrav vedrorende arsrapporten og den okonomiske rapportering, herunder Gruppens oplysningskontroller og -procedurer samt

      * opfyldelsen af den interne revisionsfunktion og tilsyn med det uafhaengige registrerede offentlige revisionsfirmas arbejde.

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

      Disse funktioner udfores nu reelt af bestyrelsen.

BESTYRELSESMEDLEMMERS OG LEDENDE MEDARBEJDERES SAMLEDE VEDERLAG

      I 2005 udgjorde bestyrelsens og direktionens vederlag henholdsvis DKK 9 mio. ([EURO]1,3 mio.) og DKK 22 mio. ([EURO]2,9 mio.), i alt DKK 31 mio. ([EURO]4,2 mio.). Vederlaget til bestyrelsen omfattede et saerligt vederlag til bestyrelsen pa DKK 6 mio. ([EURO]0,8 mio.) for et hojt aktivitetsniveau med 16 ekstra bestyrelsesmoder i perioden op til Erhvervelsen, og vederlaget til direktionen omfattede et saerligt vederlag for en ekstraordinaer arbejdsindsats i forbindelse med Overtagelsen.

      Til direktionen er der udbetalt praestationsafhaengig bonus, som indgar i ovennaevnte belob. Ca. 300 topledere deltager i et bonusprogram under navnet Cheflonsprogrammet, og ca. 2.200 ledere og saerligt betroede medarbejdere deltager i et bonusprogram under navnet Lederbonus.

      Bonusordningen bestar i, at der hvert ar fastsaettes bestemte mal for den enkelte ansatte, der omfatter finansielle, operationelle og personlige mal. Disse mal afhaenger af det organisatoriske niveau i koncernen, og de vaegtes efter naermere fastsatte retningslinjer. Alle mal skal understotte forbedret lonsomhed og forretningsudvikling i TDC.

      Den udbetalte bonus beregnes som grundlon gange bonusprocent gange graden af malopfyldelse. Den bonusprocent, som opnas, nar malsaetningerne er opfyldt, betegnes on target-bonusprocent, og er for cheflonsprogrammet fastsat i ansaettelsesaftalerne med de enkelte medarbejdere. Bonusprocenten varierer normalt mellem 10-25 pct. For lederbonusprogrammet er on target-bonusprocenten noget lavere. Bonussen kunne i 2005 maksimalt udgore 200 pct. af on target-bonus.

      Bonusordningen for medlemmerne af direktionen er baseret pa samme principper som for ovrige ledere.

      I 2005 fik medlemmer af direktionen tildelt 52.040 optioner pa kob af vores aktier til en gennemsnitlig udnyttelsespris pa DKK 292 ([EURO]39,1) pr. aktie. Herved kom det samlede antal udestaender optioner for medlemmer af direktionen op pa 340.742 med en gennemsnitlig udnyttelsespris pa DKK 298 ([EURO]39,9) pr. aktie. En tredjedel af optionerne optjenes arligt, og hver tildeling vil saledes vaere fuldt optjent pa 3 ar. Aktieoptioner kan dog udnyttes, safremt der sker aendringer i kontrollen over TDC, uanset om de er optjent eller ej. Optionerne udlober 10 ar efter tildelingsdatoen. I forbindelse med Kobstilbudet og med forbehold for gennemforelsen deraf gav TDC medlemmerne af direktionen et tilbud om udnyttelse af eksisterende aktieoptioner og kob af visse eksisterende aktieoptioner. Medlemmerne af direktionen accepterede begge tilbud for alle deres aktieoptioner. Saledes har de for tiden ikke nogen aktieoptioner. Siden 2003 har medlemmer af bestyrelsen ikke faet aktieoptioner.

ANSAETTELSESAFTALER FOR MEDLEMMER AF DIREKTIONEN

      Direktionens ansaettelseskontrakter indeholder bestemmelser om 12-18 maneders varsel i tilfaelde af opsigelse fra TDC's side. Den administrerende direktors ansaettelseskontrakt kan tidligst opsiges til udlob den 31. marts 2008. Ved en aendring i kontrollen over TDC (som forekom i forbindelse med kobstilbudet) og i en periode pa 24 maneder derefter har medlemmer af direktionen ret til et udvidet opsigelsesvarsel pa 36 maneder med fuld ret til lon og pensioner samt vederlag for personalegoder, bonuser og aktieoptioner. Direktionen har ret til at udove denne bestemmelse i en periode pa mellem 3 og 6 maneder efter den forste aendring af kontrollen over TDC efter 30. november 2005.

AKTIEKOB OG OPTIONSORDNINGER

      TDC havde et revolverende aktieoptionsprogram for medarbejdere i TDC's danske foretagende, indtil kober erhvervede kontrol over TDC. TDC's revolverende aktieoptionsprogram omfattede omkring 200 ledere, som var ansat i Danmark og udstationeret i TDC's udenlandske virksomheder. Efter offentliggorelsen af arets indtjening blev der tildelt aktieoptioner til deltagere i henhold til ansaettelseskontrakterne. Antallet af optioner var baseret pa en aftalt procent af medarbejderens grundlon og en beregnet pris pr. option (antal optioner = grundlon gange optionsprocent divideret med pris pr. option). Optionsprocenten varierede for de forskellige medarbejdere inden for et omrade af 20-35 pct. Derudover blev der i saerlige tilfaelde tildelt aktieoptioner pa individuelt grundlag. Prisen pr. option, som udelukkende skulle bruges til at beregne det antal optioner, der skulle tildeles, blev udregnet pa tildelingstidspunktet efter Black-Scholes formlen. Udnyttelsesprisen for hver option blev fastsat som TDC's aktiekurs pa Kobenhavns Fondsbors pa tildelingsdagen.

      I forbindelse med Kobstilbudet gav TDC deltagere i TDC's revolverende aktieoptionsprogram mulighed for at udnytte deres optioner og tilbod at kobe visse eksisterende aktieoptioner. Tilbudene blev accepteret af de fleste optionsindehavere, herunder medlemmerne af direktionen. For aktieoptionsindehavere, som ikke accepterede tilbudene, fortsaetter de for 2005 tildelte aktieoptioner -i alt 201.065-uaendret.

      Efter gennemforelsen af Kobstilbuddet tilbod TDC endvidere aktieoptionsindehavere, som var ansat i udenlandske datterselskaber, mulighed for at udnytte deres aktieoptioner eller modtage kontant afregning for disse. Tilbudene blev accepteret af de fleste optionsindehavere. For medarbejdere, som ikke accepterede et af tilbudene, er aktieoptionerne bortfaldet.

      Aktieoptionsprogrammet er nu ophort.. TDC's bestyrelse har fremsat forslag til den ordinaere generalforsamling, som afholdes den 26. april 2006, om, at bestyrelsen bemyndiges til uden fortegningsret for TDC's aktionaerer at udstede warrants til ledere i TDC eller dets datterselskaber og til formanden og naestformanden for TDC med ret for indehaverne til at tegne TDC-aktier til en nominel vaerdi af indtil DKK 49.593.790 ([EURO]6.647.623), ligesom bestyrelsen bemyndiges til at ivaerksaette kapitalforhojelserne vedrorende naevnte warrants. Der er dog endnu ikke truffet nogen beslutning om formen af et eventuelt optionsprogram i TDC eller andetsteds.

......

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

ERHVERVELSEN OG RELATERET FINANSIERING

......

      Ekstraordinaer generalforsamling. Pa TDC's ekstraordinaere generalforsamling afholdt den 28. februar 2006 valgte Koberen ny bestyrelse og foreslog, at TDC skulle soge at afnotere sine aktier og ADS'er fra henholdsvis Kobenhavns Fondsbors og NYSE, og dernaest soge at afmelde alle vaerdipapirer fra U.S. Exchange Act. Koberen foreslog endvidere, at der indsattes en ny paragraf i TDC's vedtaegter, der tillod tvangsindlosning af mindretalsaktionaerernes aktier. Disse forslag opnaede en stemmeandel pa over 90 % af den pa den ekstraordinaere generalforsamling repraesenterede aktiekapital i TDC, og sadanne vedtagelser blev anset for godkendt af den ekstraordinaere generalforsamling. Erhvervs- og Selskabsstyrelsen (E&S) meddelte efterfolgende, at man ikke ville registrere de nye vedtaegter. Endvidere har ATP, som er en dansk pensionsfond, der ejer 5,5% af aktierne i TDC, indgivet staevning mod savel TDC som Kober til Kobenhavns Byret, der har henvist sagen til Ostre Landsret, og sogt anerkendelse af den manglende gyldighed af indlosningsbestemmelserne i vedtaegterne og bemyndigelsen til at afnotere fra Kobenhavns Fondsbors og NYSE som meddelt pa den ekstraordinaere generalforsamling. Den 5. april meddelte TDC og Kober, at man ville have E&S' afgorelse provet ved de danske domstole. TDC fortsatte med afnoteringen af sine ADS'er fra NYSE, og denne afnotering er gennemfort den 19. april 2006. Hvis ATP far medhold, vil vi ikke kunne ga videre med tvangsindlosningen.

      Ekstraordinaert udbytte ("Debt Pushdown"). Den 11. april 2006 blev de belob, der oprindeligt blev trukket af Udstederen under Seniorlaneaftalen, tilbagebetalt med belob modtaget af Kober fra TDC som ekstraordinaert udbytte (og derefter udbetalt til Udsteder som udbytte). TDC har med henblik pa finansieringen af en del af denne udbytteudbetaling (sammen med en forholdsmaessig andel til de tilbagevaerende mindretalsaktionaerer i TDC) trukket EUR 4.765 millioner pa Seniorlaneaftalerne.

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

VISSE FORHOLD OG TRANSAKTIONER MELLEM FORBUNDNE PARTER

AKTIONAEROVERENSKOMSTEN

      Den 25. januar 2006 blev der mellem Investorerne, Egenkapitalinvestorerne (Equity Investors), Nordic Telephone Company Investment ApS, Nordic Telephone Company Administration ApS, Nordic Telephone Company Finance ApS, Udstederen og Kober indgaet en Revideret og Ratihaberet Tegningsaftale og Aktionaeroverenskomst (Amended and Restated Supscription and Shareholders Agreement) ("Aktionaeroverenskomsten").

      Ifolge Aktionaeroverenskomsten:

      - kan hver Investor opstille personer til udnaevnelse som bestyrelsesmedlem i savel Nordic Telephone Company Investment ApS og Udstederen;

      - er der visse arrangementer i forhold til ledelsen af Nordic Telephone Company Investment ApS og Udstederen; ligesom der er

      - visse restriktioner pa overdragelsen af aktier og ovrige vaerdipapirer i Nordic Telephone Company Investment ApS.

Egenkapitalinvestorerne (Equity Investors) har i henhold til
Aktionaeroverenskomsten ikke stemmeret.

      BESTYRELSENS SAMMENSAETNING Ifolge Aktionaeroverenskomsten skal bestyrelserne i savel Nordic Telephone Company Investment ApS som Udstederen indledningsvis besta af fem bestyrelsesmedlemmer. Hver Investor er berettiget til at udpege et bestyrelsesmedlem, sa laenge den pagaeldende Investor ejer (i) 50% af de aktier den pagaeldende Investor oprindeligt indestod for at tegne eller (ii) mere end 50% af den pagaeldende Investors oprindelige investering. Antallet af bestyrelsesmedlemmer kan oges eller mindskes med bestyrelsens godkendelse.

      Udstederens Bestyrelse vil indledningsvis vaere sammensat som anfort i "Ledelse - Vor Bestyrelse" ovenfor.

      LEDELSE I henhold til Aktionaeroverenskomsten kraever de beslutninger, der skal traeffes af Investorerne eller af bestyrelserne i Nordic Telephone Company Investment ApS eller Udstederen, aktive tiltraedelse af tre af de fem Investorer ved afstemning, undtagen visse vigtige beslutninger som f.eks. (i) indledning af konkursbehandling, (ii) erklaering om eller gennemforelse af enhver form for udlodning, (iii) udstedelse af nye vaerdipapirer, (iv) andel i nogen fusions- eller forretningssammenlaegningstransaktion, (v) aendring af selskabsorganisatoriske dokumenter, (vi) ansaettelse eller afskedigelse af visse ledende medarbejdere eller (vii) gaeldsoptagelse ud over naermere bestemte rammer, som kraever aktiv tiltraedelse af fire af de fem Investorer ved afstemning.

      OVERDRAGELSESRESTRIKTIONER I henhold til Aktionaeroverenskomsten kan der i de forste fem ar efter Kobstilbuddets (Tender Offer)'s endelige opfyldelse alene ske overdragelse til visse tilknyttede parter (affiliates), datterselskaber, parter med bestemmende indflydelse, syndikerede parter, overdragelser, der er godkendt i bestemte finansieringsdokumenter, og overdragelser godkendt af Investorerne. Overdragelse til personer, hvis primaere virke er inden for telekommunikation og/eller medievirksomhed, eller som er en betydelig konkurrent, kraever godkendelse af fire af de fem Investorer.

      FORKOBSRET I henhold til Aktionaeroverenskomsten er enhver overdragelse af egenkapitalvaerdipapirer (equity securities), bortset fra visse tilladte overdragelser, underlagt den betingelse, at hver af de ovrige Investorer har ret til at tilbyde at kobe de pagaeldende egenkapitalvaerdipapirer (equity securities) pa de samme vilkar.

      MEDSALGSRET Ved enhver overdragelse af egenkapitalvaerdipapirer (equity securities), bortset fra visse tilladte overdragelser, er de ovrige ejere af egenkapitalvaerdipapirer (equity securities) i henhold til
Aktionaeroverenskomsten berettiget til at deltage.

MEDSALGSPLIGT

      Hvis alle Investorerne inden for de forste to ar efter Kobstilbuddets (Tender Offer)'s endelige opfyldelse, eller to af de fem Investorer to ar eller mere efter Kobstilbuddets (Tender Offer)'s endelige opfyldelse, godkender et forslag om at overdrage hele egenkapitalen til en person, som ikke er associeret med nogen af de pagaeldende Investorer, skal de

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pagaeldende Investorer underrette alle andre ejere af egenkapitalvaerdipapirer
(equity securities) om den foreslaede overdragelse, hvorefter alle ejere af egenkapitalvaerdipapirer (equity securities) er pligtig til at saelge hele sin andel af egenkapitalen.

RADGIVNINGSAFTALE

      Kober har indgaet en radgivningsaftale med Investorerne, hvorefter Investorerne yder lobende konsulentbistand og ledelsesradgivning til Kober og dennes tilknyttede parter (affiliates) for et honorar pa EUR 5,0 millioner arligt. Denne radgivningsaftale palaegger ogsa Kober at godtgore alle Investorernes rimelige udgifter afholdt i forbindelse med aftalen samt at skadeslosholde Sponsorerne for ansvar opstaet i forbindelse med samme. Radgivningsaftalen er forelobigt indgaet for en periode, der lober frem til 31. december 2006, og fornyes automatisk hvert ar.

OVRIGE TRANSAKTIONER MELLEM FORBUNDNE PARTER

      Danske TDC-selskaber har indgaet visse lejetransaktioner med danske pensionskasser forbundet med TDC-selskaberne. Vi henviser til TDC koncernregnskabets note 32 for yderligere information om transaktioner mellem forbundne parter.

      TDC vil indga ledelsesaftaler med Nordic Telephone Company Investment ApS, Nordic Telephone Company Administration ApS, Udstederen og Kober. TDC vil i henhold til denne aftale yde konsulentbistand og ledelses- og okonomirelaterede ydelser til disse selskaber. Aftalernes naermere vilkar er endnu ikke aftalt.

AFTALE OM TRANSAKTIONSSERVICES

      Konsortiet modtog i henhold til en Aftale om transaktionsservices et transaktionshonorar i relation til Transaktionerne. Se "ikke reviderede sammelagte proforma regnskaber".

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BESKRIVELSE AF ANDEN GAELD

      Det folgende er et resume af de vaesentligste bestemmelser i Seniorlaneaftalen, Interkreditoraftalen og visse andre instrumenter eller faciliteter. Resumeet er saledes ikke fuldstaendigt, og det skal ses i sammenhaeng med - og tager i sin helhed forbehold for bestemmelserne i - de underliggende dokumenter. Et resume af disse bestemmelser kan fas ved henvendelse til Udstederen, ligesom enkelte dele af oplysningerne er offentligt tilgaengelige pa SEC's hjemmeside med adressen http://www.sec.gov.

      Medmindre andet fremgar af konteksten, har udtryk og begreber, som ikke pa anden vis er defineret i dette afsnit, samme betydning i hhv.
Seniorlaneaftalen, Bridge -laneaftale og Interkreditoraftalen som defineret i det folgende.

......

MTN-INVITATIONEN

      Den 21. december 2005 opfordrede Udstederen, i sammenhaeng med Kobstilbuddet og med forbehold af visse betingelser som anfort i et dette tilbudsdokument (Invitation Memorandum) af samme dato, ejerne af alle de i det folgende naevnte EMTN'er til at tilbyde disse til salg til Udstederen eller en af denne angivet anden enhed, samt til at meddele deres samtykke til visse aendringer i relation til de relevante trust dokumenter (trust deeds). (a) DEM
500.000.000 5.00% obligationer med forfald 2008, (b) JPY 3.000.000.000 1,28%
obligationer med forfald 2008, (c) EUR 350.000.000 5,625% obligationer med forfald 2009, (d) EUR 1.000.000.000 5.20% obligationer med forfald 2010 ("2010-EMTN'erne"), (e) EUR 700.053.000 3,875% obligationer med forfald 2011 ("2011-EMTN'erne) og (f) EUR 750.000.000 6,50% obligationer med forfald 2012. Ved Opfordringernes udlob den 3. marts 2006 var 53%, svarende til EUR 1.615 millioner, af EMTN'erne gyldigt udbudt til salg.

      Den 6. februar 2006 blev det pa ekstraordinaere moder for obligationsejerne af hhv. 2010- og 2011-EMTN'erne besluttet at annullere og slette de fleste af forpligtelserne og visse andre bestemmelser indeholdt i deres respektive trust dokumenter (trust deeds) og tilfoje en ny bestemmelse, hvorefter TDC gives ret til nar som helst at indfri samtlige tilbagevaerende 2010- og 2011-EMTN'er med minimum 10 dages varsel til 99% af hovedstolen plus palobne og ikke-betalte renter. Den 3. marts 2006 overtog TDC Udstederens forpligtelser i forhold til Opfordringerne, og den 10. marts 2006 overtog TDC alle de EMTN'er, der var blevet udbudt til salg i henhold til Opfordringerne. Den 20. marts 2006 indloste TDC 2010- og 2011-EMTN'er fuldt ud.

      TDC havde pr. 29. marts 2006 folgende udestaende, mellemlange euroobligationer (euro medium term notes) til et samlet belob af EUR 1.284 millioner ("Udestaende EMTN'er"). (a) DEM 500.000.000 5.00% obligationer med forfald 2008, med udestaende obligationer svarende til EUR 194 millioner; (b) JPY 3.000.000.000 1,28% obligationer med forfald 2008, med udestaende obligationer svarende til EUR 22 millioner; (c) EUR 350.000.000 5,625% obligationer med forfald 2009, med udestaende obligationer svarende til EUR 345 millioner, (d) EUR 750.000.000 6,50% obligationer med forfald 2012, med udestaende obligationer svarende til EUR 724 millioner; og (e) EUR
1.350.000.000 5,875% obligationer med forfald 2006, med udestaende obligationer svarende til EUR 685 millioner. De udestaende obligationer svarende til EUR 685 millioner under EUR 1.350.000.000 5,875% obligationerne vil blive indfriet af TDC, nar de forfalder i april 2006. Alle de resterende Udestaende EMTN'er indeholder betingelser, der er saedvanlige pa markedet for euroobligationer. Herunder saerligt en bestemmelse om forbud mod sikkerhedsstillelse, som begraenser vores muligheder for at sikre visse gaeldstyper uden samtidig at sikre de relevante Udestaende EMTN'er. Endvidere kan TDC vaelge nar som helst at indlose EUR 350.000.000 5,625% obligationerne med forfald 2009, EUR
750.000.000 6,50% obligationerne med forfald 2012, og EUR 1.350.000.000 5,875%
obligationerne med forfald 2006 til indlosningsprisen som anfort i pristillaeggene for de pagaeldende obligationer. DEM 500.000.000 obligationerne med forfald 2008 er sikret af visse TDC-datterselskaber.

DANSKE REALKREDITLAN

      TDC havde pr. 29. marts 2006 fire udestaende danske realkreditlan ydet af Nykredit Realkredit A/S i april 2003 til et samlet belob pa DKK 886 millioner (EUR 118,7 millioner). Lanene har endeligt forfald i 2033 og er optaget i tre ejendomme ejet af TDC Services (udestaende lan for DKK 706 millioner, svarende til EUR 94,6 millioner) og en ejendom ejet af TDC Totallosninger (udestaende lan for DKK 180 millioner, svarende til EUR 24,1 millioner). Disse lan er afdragsfri i de forste 10 ar af lobetiden og afdrages de efterfolgende 20 ar ifolge en annuitetsafdragsprofil. Disse lan er med variabel rente.

      For savel TDC Services som TDC Solutions gaelder det, at realkreditlanene har indbygget en klausul om tvungen fortidig indfrielse, som udloses, hvis TDC ikke laengere - direkte eller indirekte - besidder 51% af aktiekapitalen og stemmerettighederne i disse selskaber.

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HTCC

      Den 9. februar 2005 indgik HTCC en Kredit Facilitet Aftale pa EUR 170 millioner med Calyon og Calyon Bank Hungary Rt. som Global Coordinator, Bookrunner og Mandated Lead Arrangers. Formalet med Kredit Facilitet Aftalen var at refinansiere den eksisterende gaeld og finansiere erhvervelsen af Pantel Rt. Lanene trukket under Kredit Facilitet Aftalen, der tilbagebetales i halvarlige afdrag, det sidste med forfald den 31. december 2011. HTCC har overfor langiverne stillet sikkerhed i form af fast og flydende pant i sine aktiver, ved pantsaetning af aktier, tilgodehavender, ejendomme og bankkonti. Herudover indebaerer Kredit Facilitet Aftalen en raekke okonomiske forpligtelser og negativerklaeringer, som f.eks. restriktioner i forhold til erhvervelser, salg og gaeld. Hvis TDC skiller sig af med HTCC, vil dette udlose en bestemmelse om tvungen fortidig indfrielse i Kredit Facilitet Aftalen. Bestemmelsen om tvungen fortidig indfrielse gaelder dog ikke, hvis HTCC's konsoliderede nettogaeld i forhold til konsolideret EBITDA (Consolidated Net Debt to Consolidated EBITDA) som defineret i Kredit Facilitet Aftalen igennem visse perioder har vaeret mindre end 2,00:1,00, eller hvis TDC overdrager alle sine HTCC-aktier til en internationalt anerkendt telekommunikationsoperator med en position lignende TDC's, og som har en rating BBB+ eller derover fra S&P eller Baa1, eller en hojere rating fra Moody's.

SIKRINGSAFTALER

      TDC har med henblik pa at dokumentere rente- og valutasikringstransaktioner indgaet ISDA Aftaler med udvalgte pengeinstitutter. Disse ISDA Aftaler folger standardvilkarene pa markedet og kraever ikke, at TDC yder sikkerhedsstillelse.

EVENTUALFORPLIGTELSER I HENHOLD TIL FINANSIELLE SALE AND LEASE BACK AFTALER

      TDC har i forbindelse med indgaede finansielle sale og leaseback-aftaler stillet kautioner for de mellemliggende leasingselskabers betaling af de samlede leasingforpligtelser. TDC har foretaget engangsbetalinger med frigorende effekt til disse mellemliggende leasingselskaber svarende til de samlede leasingforpligtelser. Kautionsforpligtigelserne belob sig pr. 31. december 2005 til DKK 3.291 millioner (EUR 441 millioner), sammenholdt med DKK
3.030 millioner (EUR 406 millioner) den 31. december 2004. De af TDC stillede kautioner er okonomisk inddaekket gennem betalingsinstrumenter udstedt af kreditvaerdige medkontrahenter uden forbindelse til TDC, som sikrer eller pa anden vis sorger for betaling af forfaldne leasingforpligtigelser og kobeoptionspriser fra de mellemliggende leasingselskaber. Disse instrumenter ligger til sikkerhed for de mellemliggende leasingselskabers honorering af lobende leasingforpligtigelser.

......

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ORDLISTE OVER TEKNISKE TERMER

      "2G" henviser til anden generations mobilnet, herunder GSM-net der kan transmittere tale og begraenset datakommunikation, herunder fax og SMS-beskeder, ved hoj hastighed.

      "3G" henviser til tredje generations mobilnet, der kan transmittere tale, data og multimedieindhold ved hoj hastighed.

      "ADSL2+" henviser til en type DSL-teknologi, der forventes at oge transmissionshastigheden via fastnettet op til 18 Mb/s.

      "AMOU" (Average Minutes of Usage) henviser til gennemsnitligt antal af forbrugte minutter pr. abonnent.

      "ARPU" (Average Revenue per User) henviser til gennemsnitlig omsaetning pr. kunde.

      "ATM" ("Asynchronous Transfer Mode") henviser til en dedikeret koblingsteknologi til LAN- og WAN-net, der understotter tidstro tale og video foruden data.

      Bredband (broadband) henviser til en type forbindelse, der gor det muligt at udveksle data ved en hojere hastighed end gennem analoge linjer. De mest udbredte bredbandsteknologier er kabelmodem, DSL, tradlos og optiske fibre.

      "BSA" ("Bitstream Access") henviser til en situation, hvor teleselskabet installerer en hojhastighedsopkobling til kunden (f.eks. ved at installere det foretrukne DSL-udstyr og konfigurering i kundens lokalnet (LAN)) og derefter stiller opkoblingen til radighed for tredjepart, sa de kan tilbyde hojhastighedstjenester til kunderne.

      "CAGR" (Compound Annual Growth Rate) henviser til den arlige gennemsnitlige vaekstrate for den angivne periode.

      "CDMA/450 MHz" (Code Division Multiple Access on 450 MHz frequency band") henviser til brug af CDMA-teknologi (som i UMTS) i 450 MHz frekvensbandet (i modsaetning til 2,1 GHz bandet for UMTS). Der er brugt faerre basisstationer til at opna samme geografiske daekning ved denne frekvens, men kapaciteten er mindre end i UMTS-bandet. 450 MHz frekvensbandet har ikke vaeret i brug siden lukningen af den forste generation af analoge mobilnet.

      "Churn rate" henviser til afgang af kunder fra kundebasen, f.eks. siges mobilkunder at "churne", nar de opsiger deres abonnement med deres aktuelle mobiloperator (og enten skifter til en anden eller blot vaelger ikke at have et mobilabonnement). TDC beregner churn ved dividere bruttoafgangen i kundebasen for en periode med det gennemsnitlige antal kunder i samme periode. Det gennemsnitlige antal kunder for en periode beregnes ved at summere antallet af kunder ved begyndelsen af perioden med antallet af kunder ved udgangen af perioden og dividere resultatet med to. Generelt beregner vi churn ud fra eksterne bruttoafgange. Intern churn mellem TDC Mobil A/S og Telmore er dog inkluderet i churn beregningerne. Heraf folger, at interne flytninger vil fore til hojere churn. Definitionen af churn varierer mellem teleselskaber. "Dial up" henviser til en dataforbindelse, der benytter en normal telefonlinje.

      "DSL"("Digital Subscriber Line") henviser til en teknologi, der gor det muligt at anvende kobberbaserede telefonlinjer til transmission af data ved hoje hastigheder mellem telefoncentralen og kunden.

      "DSLAM" ("Digital Subscriber Line Access Multiplexer") henviser til netudstyr, normalt i et teleselskabs telefoncentral eller et af dets knudepunkter, som modtager signaler fra flere kunders DSL-forbindelser, og ved hjaelp af multipleksere sender dem videre pa en hojhastigheds-backbonelinje.

      "DTH" (Direct To Home) henviser til en distributionsplatform for satellit-tv direkte til husstande.

      "DTT" henviser til digitalt terristisk tv, som anvender digital teknologi til at transmittere til almindelige antenner, og som vil erstatte de nuvaerende analoge signaler.

      "DVB-H" ("Digital Video Broadcasting-Handheld") henviser til en standard for transmission af tv-lignende indhold og data til handsaet sasom mobiltelefoner. DVB-H er noje baseret pa DCB-T, som er standarden for udsendelse af digital-tv i det meste af Europa.

      "DWDM" ("Dense Wavelength Division Multiplexing") henviser til en optisk teknologi, som oger bandbredden i eksisterende fiberoptiske backbone-net.

      EDGE" ("Enhanced Data rates for GSM Evolution") henviser til kodning, der kan saette hastigheden vaesentligt i vejret pa GSM-nettet, sa der kan sendes og modtages data syv gange hurtigere end via GSM, hvilket giver plads til interaktiv billedkommunikation, billed- og videopostkort tradlost via e-mail og anden luftbaren multimedia.

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      "Ethernet" henviser til en form for netvaerksteknologi til lokale net
(LAN).

      Fast operatorvalg ("CPS") henviser til Carrier Pre-Selection, der gor det muligt for en fastnetkunde at vaelge en anden operator end den tidligere nationale udbyder uden at skulle taste en forvalgt kode - evt. blot for bestemte opkald, f.eks. udlandsopkald.

      "Fixed-to-mobile" henviser til fastnettelefoni, som erstattes af mobiltelefoni.

      "FTTH" ("Fiber To The Home") henviser til fiberoptisk teknologi, som kobler privatkunder direkte pa det fiberoptiske net.

      "FTTN" ("Fiber To The Neighbourhood or Node") henviser til fiberoptisk teknologi, som kobler fiberoptiske net til knudepunkter, som betjener flere hundrede husstande gennem kobberkabler.

      "Gbps eller Gb/s" henviser til gigabit pr. sekund.

      "GPRS" ("General Packet Radio Services") henviser til pakkekoblede teletjenester, hvor mobiltelefon- eller computerbrugere kan sende og modtage data ved hastigheder fra 56 kb/s til 114 kb/s og hele tiden vaere koblet til det mobile internet. GPRS er en specifikation for datatransmission via GSM-net.

      "GSM"("Global System for Mobile Communications") henviser til et omfattende digitalt net til alle former for mobiltelefoni.

      "HDTV" henviser til High Definition TV.

       "HFC" ("Hybrid Fibers and Coaxial") hybrid af fibre og coaxkabler, som anvendes i et opgraderet kabel-tv-net.

      "HSDPA" ("High Speed Downlink Packet Access") henviser til en forbedring af UMTS 3G-teknologi, som forventes at oge download-hastighederne 5 gange eller mere, muligvis helt op til 14 Mb/s.

      "IN" ("Intelligent Network") henviser til et service-uafhaengigt telenet.

      "Incumbent" henviser til det teleselskab, der engang havde monopol pa markedet, og som nu indtager en dominerende stilling pa et frit marked.

      "Interconnection" (samtrafik) henviser til processen, hvor et telefonopkald kobles til en anden operators net. For denne opkobling skal der betales en samtrafikpris til operatoren for brug af dennes net.

      "IP" ("Internet Protocol") henviser til en standardprocedure, hvor internet-brugerdata deles op i pakker, som sendes til den korrekte "vej". IP tildeler hver pakke et nummer, sa det kan verificeres, at beskeden er modtaget. For pakkerne nar deres destination, samler protokollen alle pakker, sa de leveres i deres oprindelige form.

      "IP-VPN"("IP-based Virtual Private Networks") henviser til et net, hvor store organisationer kan kommunikere indbyrdes over et stort geografisk omrade. I stedet for at bruge en enkelt opkobling (f.eks. et fast lejet kredslob), benytter et VPN sig af "virtuelle" opkoblinger pa tvaers af et delt netvaerk til kontorer eller medarbejdere over et stort geografisk omrade.

      "ISDN"("Integrated Services Digital Network") henviser til en metode til at sende data via en fastnetforbindelse. Det kan levere hastigheder pa omtrent to 64 kb/s kanaler, som muliggor integreret digital transmission af data og tale ved en hojere hastighed og over bredere band end ved almindelig telefonlinjer. Det er nodvendigt at bruge et ISDN-modem for at koble sig pa nettet.

      "ISP" ("Internet Service Provider") henviser til et selskab, som udbyder internetadgang.

      "Kbps eller kb/s" henviser til kilobit pr. sekund.

      "LAN" ("Local Area Network") henviser til et net af computere, der er fast forbundet med hinanden, og som alle befinder sig inden for et begraenset omrade, for eksempel inden for samme firma, hvilket giver mulighed for deling af for eksempel data og printer.

      "Local loop" henviser til en telefonlinje fra en tidligere monopoludbyders telefoncentral til slutbrugeren.

      "LRAIC"("Long Run Average Incremental Cost Model") henviser til et system, hvor samtrafikpriserne for operatorer med markedsdominans skal baseres pa omkostningerne til at fremstille samtrafikprodukterne (koblet samtrafik, ULL og samhusning) i et moderne telenet, som ikke er tynget af historisk relaterede investeringer og mangel

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pa den nyeste teknologi. Danske LRAIC-priser beregnes ud fra en model, som udarbejdes og ajourfores af IT- og Telestyrelsen.

      "MAN" ("Metropolitian Area Network") henviser til et datakommunikationsnet i en storby.

      "Mb/s" henviser til megabit pr. sekund.

      "MMS" ("Multimedia Messaging Service") henviser til en tjeneste, hvor mobilkunder kan udveksle multimediebeskeder med andre mobilkunder. Som sadan er det en videreudvikling af SMS, der understotter transmission af flere medier, f.eks. tekst, tale, lyd, video og kombinationer af disse.

      "MNO" (Mobile Network Operator) mobiloperator.

      "MOU" (Minutes of Usage) henviser til antallet af forbrugte minutter pr. abonnent.

      "MPLS" ("Multiprotocol Label Switching") henviser til en alsidig losning pa de problemer, som nutidens net udsaettes for i form af hastighed, skalerbarhed, styring af kvalitetsniveauet (quality of service) og teletrafikken generelt (traffic engineering). MPLS er udviklet til at lose problemer i form af styring af bandbredde og servicekrav for naeste generations IP-baserede backbone-net.

      "MVNO" ("Mobile Virtual Network Operators") henviser til mobiloperatorer, der ikke selv ejer bandbredde og normalt heller ikke har egen infrastruktur i form af et telenet. MVNO'er har indgaet aftaler med traditionelle mobiloperatorer om kob af MOU til videresalg til egne kunder.

      "Naked Bitstream Access" henviser til en kundes mulighed for at abonnere pa datatjenester hos en teleudbyder via kundens telefonopkobling uden at skulle abonnere pa traditionel fastnettelefoni.

      "Naked DSL" henviser til en kundes mulighed for at abonnere pa DSL-tjenester hos en teleudbyder via kundens telefonopkobling uden at skulle abonnere pa traditionel fastnettelefoni.

      "Near Video On Demand" henviser til betalings-tv, som tilbydes af digitale tv-udbydere, hvor en kunde kan vaelge fra en liste af videofilm med forskudte starttider (normalt med et til to kvarters mellemrum). Derved undgas omkostninger til video on demand-teknologi.

      "NGN" ("Next Generation Network") er en videreudvikling af det eksisterende telenet til et samlet konvergeret net. Det gamle kredslobskoblede net er erstattet af et pakkekoblet multiservicenet (tale, video, data), som understotter QoS (quality of service).

      "NITA" (Danish National IT and Telecom Agency) henviser til IT- og Telestyrelsen (ITST).

      "Off-net" henviser til et telefonopkald, som dels sendes via et net, men er til en telefon, som ikke er pa det samme net (dvs. en del af samtalen sker via fastnettet eller en andens net).

      "On-net" henviser til et telefonopkald, der foretages, sendes og afsluttes pa den samme operators net.

      Operatorforvalg ("Carrier Select") gor det muligt for en fastnetkunde at vaelge en anden end det tidligere nationale teleselskabs fastnettjenester til taletelefoni ved at taste en forvalgt kode for at foretage bestemte opkald.

      "PABC" "Privat Automatisk Bi-Central" henviser til en dansk oversaettelse af den engelske term PABX (Private Automatic Branch Exchange), som er et omstillingsanlaeg til erhvervskunder. Oprindeligt kraevede det en person til at betjene et sadant system (private omstillingsanlaeg eller PBX). Da naesten alle private telefoncentraler i dag er automatiske er akronymet PBX udvidet til PABX.

      "Penetration" er et udtryk i procent for en tjenestes udbredelse. Udbredelsen beregnes ved at dele antallet af abonnenter med antallet af husstande, for hvilke den pagaeldende tjeneste er til radighed.

      "PoP" ("Point of Presence") henviser til et lokalt opkoblingspunkt til et kommunikationsnet, f.eks. internettet.

      "Pre-paid" henviser til taletidskunder, hvor kunden betaler et bestemt kontant belob for en tjeneste, som opbruges i takt med, at kunden benytter sig af tjenesten.

      "PSTN"( "Public Switched Telephone Network") henviser til et telenet baseret pa kobberkabler, som transmitterer tale og data analogt - traditionel fastnettelefoni.

      "PVR" henviser til personlig videooptager, som tillader digital-tv-kunder at optage programmer pa egen haddisk, sa kunden kan se dem, nar det passer bedst.

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

      "Quality of Service" henviser til et kollektivt mal for den service, kunderne modtager, og som afspejler et nets transmissionskvalitet og tilgaengelighed.

      "SDH" ("Synchronous Digital Hierarchy") henviser til en standardteknologi for synkron datatransmission pa et optisk medie, og som giver hurtigere og billigere samtrafik end traditionelt PDH (Plesiochronous Digital Hierarchy) udstyr. Ved digitalt teletransmission betyder synkron, at bits fra et opkald overfores i en transmissionsramme. Plesiochronous betyder "naesten synkron" eller at opkald overfores i flere transmissionsrammer.

      "SHDSL"( "Symmetric High-speed Digital Subscriber Line") henviser til en DSL-teknologi med symmetrisk datatransmission.

      "SIM"("Subscriber Identify Module)" henviser til et lille "smart card" pa storrelse med et frimaerke, som bruges i mobiltelefoner.

      "SIP" ("Session Initiated Protocol") henviser til en signalprotokol for internettelefoni, som kan etablere sessioner for telefon-/videomoder, interaktive spil og viderestilling af opkald over IP-net, som gor, at tjenesteudbydere kan integrere grundlaeggende IP-telefoni med internet, e-mail og chatte-tjenester. Udover at identificere brugeren, omdirigere og registrere tjenester, understotter SIP-servere traditionel telefonitjenester som personlig mobilitet, tidsafhaengig omstilling af opkald og viderestilling ud fra den geografiske placering af personen, der skal modtage opkaldet.

      "SMS" ("Short Message Service") henviser til korte tekstbeskeder, der kan sendes og modtages via mobiltelefoner.

      "triple play" henviser til samlet udbud af internet, telefoni og tv over samme access-forbindelse.

      "TVoIP" henviser til tv-transmission over internettet.

"TVoDSL" henviser til tv via DSL (bredband).

      "ULL"("ra kobber") henviser til det eksisterende access-net, som historisk tilhorer det tidligere nationale teleselskab. Det er ikke okonomisk muligt for en ny operator at duplikere hele nettet og isaer ikke den sidste opkobling mellem den lokale central og kunden. For at oge konkurrencen har myndighederne besluttet, at det oprindelige nationale teleselskab skal give andre operatorer direkte adgang til access-nettet og koble dem til det direkte net.

      "UMTS" eller "Universal Mobile Telecommunications Systems" henviser til et tredjegenerations (3G) mobilnet konstrueret til at udbyde flere tale-, data-og multimedietjenester ved hoj hastighed (op til 2 Mb/s).

      "VDSL2" ("Very high bit rate Digital Subsriber Line 2") henviser til en udvidelse af VDSL standarden, som tillader transmission af asymmetriske og symmetriske data op til 200 Mb/s pa snoede par over korte afstande (for abonnenter taet pa access-modulet pa centralen eller et fremskudt abonnenttrin). VDSL tillader datahastigheder op til 52 Mb/s.

      "VoD" ("Video on Demand") henviser til transmissionslevering af video over bredband pa et tidspunkt valgt af kunden. "VoIP"( "Voice over Internet Protocol") henviser til telefonopkald via internettet.

      "VPN" ("Virtual Private Network") henviser til stort net, der fungerer pa samme made som et lokalnet, hvor geografisk spredte kontorer eller computere kan kommunikere indbyrdes og samtidig opna samme beskyttelse, hastighed og tilgaengelighed som i et lokalnet.

      "WAN" ("Wide Area Network") henviser til et geografisk vidt daekkende telenet. Udtrykket daekker over en bredere telestruktur end et lokalt net
(LAN).

      "WAP" or "Wireless Application Protocol" henviser til en raekke standarder, som giver tradlos adgang til internettjenester, f.eks. WWW og e-mail.

      "WiMAX" ("World interoperability for Microwave Access") henviser til en tradlos bredbandslosning med en raekkevidde pa mellem 1 og 5 kilometer.

      "WiFi" ("Wireless Fidelity") henviser til forskellige former for tradlose lokalnet. WiFi er et certifikat, som styres af en branchegruppe kaldet Wi-Fi Alliance. Wi-Fi-certificering omfatter flere forskellige standarder, og udstyr skal kompatibilitetstestes og godkendes for at opna Wi-Fi-certifikatet.

      "WLAN"("Wireless Local Area Networks") henviser til tradlost lokalnet, der benytter hojfrekvente radiobolger i stedet for kabler til at kommunikere mellem knudepunkter.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     April 21, 2006                             /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury

















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